Form 20-F
period 2018-12-31
Sunlands Technology Group
filed 2019-04-26
CIK 1723935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38423

Sunlands Technology Group

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 4-6, Chaolai Science Park, No. 36

Chuangyuan Road, Chaoyang District

Beijing, 100012, the People’s Republic of China

(Address of principal executive offices)

Yipeng Li, Chief Financial Officer
Building 4-6, Chaolai Science Park, No. 36

Chuangyuan Road, Chaoyang District,

Beijing, 100012, the People’s Republic of China

+86-10-52413738
E-mail: liyipeng@sunlands.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each 25 ADS represent one Class A ordinary share	The New York Stock Exchange
Class A ordinary shares, par value US$0.00005 per share*
* Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,864,976 ordinary shares, comprised of (i) 1,773,301 Class A ordinary shares, par value $0.00005 per share; (ii) 826,389 Class B ordinary shares, par value $0.00005 per share and (iii) 4,265,286 Class C ordinary shares, par value $0.00005 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐              No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17            ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes ☐    No ☐

PART III		104
ITEM 17.	FINANCIAL STATEMENTS	104
ITEM 18.	FINANCIAL STATEMENTS	104
ITEM 19.	EXHIBITS	104

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•	“ADSs” refers to the American depositary shares, each 25 ADSs representing one of our Class A ordinary shares;
•	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.00005 per share;
•	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.00005 per share;
•	“Class C ordinary shares” refers to Class C ordinary shares, par value US$0.00005 per share;
•	“gross billings” for a given period refers to the total amount of cash received for the sale of course packages net of the total amount of refunds in such period;
•	“mobile student acquisition rate” for a given period refers to the total number of orders placed by students acquired by us from mobile marketing channels divided by total new student enrollments;
•	“number of students” for a given period refers to the total number of orders placed by students which remain in their respective service periods;
•

“new student enrollments” for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us);

•	“ordinary shares” refers to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value of US$0.00005 per share;
•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
•	“service period” for a given student refers to the period covered by the contract between us and such student pursuant to which such student can attend our courses;
•

“student loan coverage ratio” is calculated by dividing the amount of tuitions financed by student loans by gross billings. For the purposes of calculating student loan coverage ratios for a particular period, (i) the amount of tuitions financed by student loans is the total value of orders financed by student loans less (a) the amount of loan refunds made during that period; and (b) the interest payments that we made to the credit providers on the loans during that period; and (ii) the value of an order financed by student loans included the amount of down payments made by a student. In 2018, the down payments made by students accounted for approximately 10% of the total value of orders financed by student loans;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
•

“we,” “us,” “our company,” and “our,” refer to Sunlands Technology Group, previously known as Sunlands Online Education Group, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs, and VIEs’ subsidiaries.

This annual report contains information and statistics relating to China’s economy and its education industry derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us. The information in such sources may not be consistent with other information compiled in or outside China.

i

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;
•	our expectations regarding demand for and market acceptance of our brand and services;
•	our ability to retain and increase our student enrollments;
•	our ability to offer new courses and educational content;
•	our ability to engage, train and retain new faculty members;
•	our future business development, results of operations and financial condition;
•	our ability to maintain and improve technology infrastructure necessary to operate our business;
•	competition in the online education industry in China;
•	relevant government policies and regulations relating to our corporate structure, business and industry;
•	general economic and business condition in China; and
•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
3.A.	Selected Financial Data

The following selected consolidated statements of operations data and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data and selected consolidated cash flow data for the years ended December 31, 2015 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operation Data:	(in thousands, except for share and per share data)
Net revenues	159,010	418,910	970,162	1,973,985	287,104
Cost of revenues(1)	(61,713)	(70,986)	(170,261)	(330,376)	(48,051)
Gross profit	97,297	347,924	799,901	1,643,609	239,053
Operating expenses
Sales and marketing expenses(1)	(333,253)	(503,643)	(1,351,811)	(2,152,830)	(313,116)
Product development expenses(1)	(5,189)	(13,932)	(32,862)	(76,022)	(11,057)
General and administrative expenses(1)	(76,022)	(89,390)	(342,906)	(443,691)	(64,532)
Total operating expenses	(414,464)	(606,965)	(1,727,579)	(2,672,543)	(388,705)
Loss from operations	(317,167)	(259,041)	(927,678)	(1,028,934)	(149,652)
Interest income	814	3,051	13,578	70,355	10,232
Interest expense	—	—	—	(2,171)	(316)
Other income, net	770	2,423	276	32,090	4,667
Loss before income tax expenses	(315,583)	(253,567)	(913,824)	(928,660)	(135,069)
Income tax expenses	—	—	—	—	—
(Loss)/gain from equity method investments	—	—	(4,890)	1,710	249
Net loss from continuing operations	(315,583)	(253,567)	(918,714)	(926,950)	(134,820)
Net loss from discontinued operations, net of income tax expenses of nil	(2,719)	—	—	—	—
Net loss	(318,302)	(253,567)	(918,714)	(926,950)	(134,820)
Less: Net (loss)/gain attributable to noncontrolling interest	—	—	(136)	72	10
Net loss from continuing operations attributable to Sunlands Technology Group	(315,583)	(253,567)	(918,578)	(927,022)	(134,830)
Net loss from discontinued operations attributable to Sunlands Technology Group	(2,719)	—	—	—	—
Net loss per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	(83.36)	(66.40)	(232.80)	(147.27)	(21.42)
Weighted average shares used in calculating net loss per ordinary share—basic and diluted	3,818,618	3,818,618	3,945,864	6,294,870	6,294,870

Note:

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	19,244	314	46
Sales and marketing expenses	2,014	—	75,237	773	112
Product development expenses	—	—	—	—	—
General and administrative expenses	21,643	—	194,282	2,764	402
Total	23,657	—	288,763	3,851	560

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017 and 2018.

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operation Data:	(in thousands)
Cash and cash equivalents	4,446	23,103	559,459	1,248,810	181,632
Total assets	100,098	244,991	1,969,659	3,739,138	543,836
Deferred revenue	414,077	727,569	2,110,428	3,286,025	477,933
Accrued expenses and other current liabilities	33,765	71,377	235,900	455,284	66,218
Total liabilities	471,842	798,946	2,586,718	4,078,121	593,139
Total mezzanine equity	—	335,000	1,024,709	—	—
Total shareholders’ deficit	(371,744)	(888,955)	(1,641,768)	(338,983)	(49,303)

The following table presents our selected consolidated cash flow data for the years ended December 31, 2015, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:	(in thousands)
Net cash provided by operating activities	445	89,272	819,538	180,543	26,260
Net cash used in investing activities	(26,508)	(117,695)	(615,895)	(1,186,721)	(172,602)
Net cash provided by financing activities	21,771	47,080	341,472	1,587,343	230,869
Effect of exchange rate changes	—	—	(8,759)	108,186	15,735
Net (decrease)/ increase in cash and cash equivalents	(4,292)	18,657	536,356	689,351	100,262
Cash and cash equivalents at beginning of the year	8,738	4,446	23,103	559,459	81,370
Cash and cash equivalents at end of the year	4,446	23,103	559,459	1,248,810	181,632

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Risks Related to Our Business

If we fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.

We generate revenue primarily from the tuition we collect from our students. It is critical for us to enroll prospective students in a cost-effective manner. Some of the factors, many of which are largely beyond our control, could prevent us from successfully increasing enrollments of new students in a cost-effective manner, or at all. These factors include, among other things, (i) reduced interest in the degrees, diplomas, professions or certifications for which our course offerings are designed; (ii) negative publicity or perceptions regarding us, or online education services in general; (iii) the emergence of alternative course delivery models; (iv) the inability of students to pay the tuition; (v) increasing market competition, particularly price reductions by competitors that we are unable or unwilling to match; and (vi) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for our services, our student enrollments could be negatively affected or our costs associated with student acquisition and retention could increase, or both, any of which could materially affect our ability to grow our gross billings and net revenues. These developments could also harm our brand and reputation, which would negatively impact our ability to expand our business.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced rapid growth in gross billings and net revenues in recent years, primarily driven by our fast-growing student enrollments since our transition to an online course delivery model in 2014 which allows students to access our courses from anywhere connected to the internet. Our net revenues grew by 131.6% from RMB418.9 million in 2016 to RMB970.2 million in 2017 and further increased by 103.5% to RMB1,974.0 million (US$287.1 million) in 2018. Over the same periods, our gross billings grew by 221.4% to RMB2,381.8 million from RMB741.0 million and further increased by 35.0% to RMB3,214.4 million (US$467.5 million).

Our rapid growth has placed, and will continue to place, a significant strain on our sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To maintain our growth, we need to continue to acquire more students, scale up our course offerings, increase our academic and administrative faculty, as well as strengthen our platforms and systems. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our education services may suffer, which could damage our reputation and business prospect.

Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) identify and effectively market our products and services in new markets with sufficient growth potential; (ii) develop and improve course offerings and educational contents to make them appealing to existing and prospective students, particularly working adult students; (iii) maintain and increase our student enrollments; (iv) effectively recruit, train and motivate a large number of new employees, including our faculty members and sales and marketing personnel; (v) successfully implement enhancements and improvements to the systems and platforms; (vi) continue to improve our operational, financial and management controls and efficiencies; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB253.6 million, RMB918.7 million and RMB927.0 million (US$134.8 million) in 2016, 2017 and 2018, respectively. We cannot assure you that we will be able to generate net profits in the future.

We expect that our sales and marketing expenses will continue to increase as we invest in branding and sales and marketing efforts, including engaging additional sales and marketing personnel, whether employed by us or contracted by us through third-party service providers, investing in data analytics in the student counseling and sales process, and broadening our online marketing channels. In addition, we intend to continue to invest heavily for the foreseeable future in increasing our market share, improving the capacity of our technology infrastructure to better support an even larger student base and to offer additional courses and educational content.

These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset these expenses. We may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out in this “Item 3.D. Risk Factors,” may negatively affect our ability to achieve profitability in the near term, if at all.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We rely heavily on our sales and marketing efforts to increase student enrollments. Our sales and marketing expenses primarily include expenses incurred in relation to sales and marketing personnel and marketing spending. We incurred approximately RMB503.6 million, RMB1,351.8 million and RMB2,152.8 million (US$313.1 million), respectively, in sales and marketing expenses in 2016, 2017 and 2018. We expect our sales and marketing expenses to continue to increase in the future as we further expand our operations.

Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or engage a sufficient number of experienced sales and marketing personnel, or to train newly onboard sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s online education market are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and student preferences. Moreover, our sales and marketing activities may be deemed to violate PRC laws and regulations, and we may be exposed to administrative penalties, such as paying fines or publishing explanatory notes to limit the adverse effects of our marketing efforts. If we are deemed guilty of significant infringements, we may be ordered to cease sales and marketing activities temporarily and our business license may be revoked. Failure to engage in sales and marketing activities in a compliant and cost-effective manner may reduce our market share, cause our revenues and gross billings to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operation.

We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers and employees and the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, and teachers and other employees, as well as the industry in which we operate, can harm our operations. We have been exposed to negative publicity concerning refund dispute and administrative penalty and alleged improper or misleading statement made in our sales and marketing activities in the past. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•

alleged misconduct or other improper activities committed by our students or our directors, officers, and teachers and other employees, including misrepresentation made by our employees to potential students during sales and marketing activities;

•	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, and teachers and other employees;
•	complaints by our students about our education services and sales and marketing activities;
•	tuition refund disputes between us and our students or administrative penalties;
•	security breaches of confidential student or employee information;
•	employment-related claims relating to alleged employment discrimination, wage and hour violations; and
•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.

Beijing Shangde Online Education Technology Co., Ltd., or Beijing Sunlands, and Tianjin Shangde Online Education Technology Co., Ltd., or Tianjin Shangde, through which we operate our online education business, currently do not hold a private school operating permit for our online education services, and we may be subject to risks of administrative sanctions due to our lack of such permit.

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools promulgated by the Ministry of Education of the PRC, or the MOE, on July 5, 2000, “educational websites and online education schools” that provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult and other education and public educational information services, are subject to approval from competent education authorities, depending on the type of education service provided. In February 2016, the State Council issued a government decision which explicitly withdrew the above-mentioned approval requirement. See “Item 4. Information on the Company—4.B. Business Overview—Regulation— Regulations on Online and Distance Education.” On November 7, 2016, China’s National People’s Congress passed an amendment to the Promotion of Private Education Law, or the Amendment, which became effective on September 1, 2017. The Amendment applies different regulatory requirements to non-profit and for-profit private schools. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Private Education—The Law for Promoting Private Education and its Implementing Rules.”

In December 2016, several PRC government agencies, including the MOE, the State Administration for Industry and Commerce, or the SAIC, and the Ministry of Human Resources and Social Welfare, jointly promulgated the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules. Under the Implementation Rules, the establishment, division, merger or any other material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of labor and social welfare and be registered with the competent local branch of SAIC, and a duly approved private school will be granted a private school operating permit. The Implementation Rules also provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulation Relating to Private Education—The Law for Promoting Private Education and its Implementing Rules.”

As of the date of this annual report, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to our lack of a private school operating permit for our online education services. In addition, we have made inquiries to the relevant education authorities and were informed that online education service providers were not required to obtain a private school operating permit for the provision of online education services, and that if such educational authorities were to require us to obtain a private school operating permit in the future, such authorities would not subject us to penalties for the provision of our services without obtaining a private school operating permit. Nonetheless, as advised by Tian Yuan Law Firm, our PRC legal counsel, the current PRC laws and regulations, including the Amendment and the Implementation Rules, remain unclear as to whether the requirement for a private school operating permit is applicable to an online education service provider. We cannot assure you that the PRC government will not in the future require us to obtain a private school operating permit, given the lack of clear and consistent statutory interpretation regarding the implementation of the Amendment and the Implementation Rules and other relevant laws and regulations. If the PRC government requires us to obtain a private school operating permit or introduces additional amendments and guidelines to expand the coverage of the Amendment to explicitly cover online education service providers, and if we fail to do so, we may be subject to fines up to five times the illegitimate gains generated from the provision of training services without a proper license, other administrative sanctions, such as being ordered to refund tuition payments to the students, or criminal liabilities, for our lack of a private school operating permit. In addition, uncertainties exist as new laws and regulations, including without limitation the for review draft of Implementation Rules of the Promotion of Private Education Law, or the draft Implementation Rules, published by the Ministry of Justice in August, 2018, may require online education service providers to obtain private school operating permit or make filing with its competent provincial department of education or department of human resources and social security. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If enacted as the draft, we may be unable to obtain the private school operating permit or complete the required filing in a prompt manner or incur additional costs in complying with relevant requirements, which may adversely affect our business, financial conditions and results of operations. We may also be subject to regulatory requirements that are more stringent than the ones currently applicable to us, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require us to obtain and maintain additional licenses and permits, and we may incur substantial expenses or alter or change our business to comply with these requirements.

Under the Amendment and the Implementation Rules, a material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of labor and social welfare before it can be registered with the competent local branch of SAIC. If we were required to expand the authorized scope of our business license to cover our business of online education services, which shall be registered with the SAIC, to comply with applicable licensing requirements, we may not able to do so before we have obtained a private school operating permit. If any of the foregoing were to happen, our business operations may be disrupted, and our financial condition, results of operations and reputation may be materially and adversely affected.

We face regulatory risks and uncertainties associated with our teachers’ lack of teaching licenses.

Pursuant to the Implementation Rules, the teachers employed by a for-profit private school shall obtain the teaching licenses or relevant professional skill qualifications required by PRC laws and regulations, although the definition or the scope of the “relevant professional skill qualifications” is not explicitly stated in the Implementation Rules. A substantial majority of our teachers currently do not hold teaching licenses.

As of the date of this annual report, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses. As advised by Tian Yuan Law Firm, our PRC legal counsel, the current PRC laws and regulations, including the Amendment and the Implementation Rules, remain unclear as to whether the Implementation Rules is applicable to an online education service provider like us, and accordingly, whether our teachers are required to obtain and hold teaching licenses. We cannot assure you that the PRC government authorities will not take a contrary view. In the event that in the future our teachers are required by laws to obtain teaching licenses, we cannot assure you that they can meet the requirements for applying for teaching licenses. If our teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, we may be ordered to rectify such noncompliance or subject to penalties under the then-effective PRC laws and regulations, in which case our business may be disrupted, and our financial condition, reputation and prospects would be materially and adversely affected.

We face regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the Ministry of Industry and Information Technology, or the MIIT, jointly promulgated the Administrative Provisions on Internet Audio Visual Program Services, or the Audio Visual Program Provisions, which became effective on January 31, 2008 and were amended on August 28, 2015. Among other things, the Audio Visual Program Provisions stipulate that no entities or individuals may provide Internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or completing the relevant filing with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio Visual Programs. On April 1, 2010, SAPPRFT promulgated the Provisional Implementations of Tentative Categories of Internet Audio Visual Program Services, or the Categories, which clarified the scope of Internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. Sub-category No. 3 to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. Sub-category No. 5 of the first category and sub-category No. 7 of the second category cover the live broadcasting of important political, martial, economic, social, cultural, sports activities or events or general social or community cultural activities, sports games and other organized activities. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio Visual Program Provisions, in particular, the scope of “internet audio-visual programs.” See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Online Transmission of Audio-Visual Programs.”

We deliver our courses in live streaming format. Our teachers and students communicate and interact live with each other via our virtual learning community. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to our offering of the courses. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our students as supplementary course materials on our platforms. If the government authorities determine that our offering of the courses fall within the relevant category of Internet audio-visual program services under the Categories, we may be required to obtain the License for Online Transmission of Audio Visual Programs.

The Categories describe “Internet audio-visual program services” in a very broad, vague manner and are unclear as to whether online courses, whether delivered in a live streaming format or through video recordings, fall into the definition of audio-visual programs. We have made inquiries to the relevant bureaus of SAPPRFT and were informed that online educational content provided through live streaming or recorded courses does not fall within the scope of internet audio-visual programs, the transmission of which does not require a License for Online Transmission of Audio-Visual Programs. We cannot assure you that the PRC government will not ultimately take a view that live streaming or recorded courses or any other content offered on our platforms are subject to the Audio Visual Program Provisions. We currently do not hold a License for Online Transmission of Audio Visual Programs, and since we are not a state-owned or state-controlled entity, we are not eligible to apply for such license. If the PRC government determines that our content should be considered as “internet audio- visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio Visual Programs. We are, however, not eligible apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our live streaming courses. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the lack of a License for Online Transmission of Audio Visual Programs in conducting of our business.

Our failure to obtain and maintain other approvals, licenses or permits applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.

A number of PRC regulatory authorities, such as the SAIC, the Cyberspace Administration of China, the MITT, the SAPPRFT, and the State Council Information Office, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of our business operations, and we are required to obtain a wide range of government approvals, licenses and permits in connection with our operations.

We currently do not hold several approvals, licenses and permits that are required for certain aspects of our business operations. Under the current PRC laws and regulations, the provision of our educational content through our online platform may be considered “online publishing” and may require us to obtain an Internet Publishing License, which we currently do not have. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Online Publishing.” As of the date of this annual report, we have submitted an application to the competent government authorities for the approval of an Internet Publishing License. However, we may not be able to receive the approval for such licenses in a timely manner, or at all.

Furthermore, Beijing Sunlands and Tianjin Shangde, our consolidated VIEs, and certain of their operating subsidiaries currently do not include “occupational training” and “educational facilitation services” in their authorized scope of business. Before the Amendment was issued, we attempted to apply to the competent authorities in Beijing to add “occupational training” and “educational facilitation services” to the authorized scope of business of Beijing Sunlands, but our application was rejected by such authorities without being provided any formal explanations for such rejection. After the issuance of the Amendment, based on our consultation with the competent government authorities, such government authorities currently may not accept applications for inclusion of “occupational training,” “educational facilitation services” or similar items in the scope of business of companies that do not hold a private school operating permit. For additional information about the private school operating permit, see “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.” Even if our application were to be accepted, there is no assurance that it will be approved by the government authorities in a timely fashion, or at all. If it comes to the attention of the government authorities that Beijing Sunlands or Tianjin Shangde is operating beyond their respective authorized scope of business, we may be subject to fines, confiscation of the gains derived from the noncompliant operations, or may be required to cease Beijing Sunlands’ or Tianjin Shangde’s noncompliant operations.

As of the date of this annual report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals, licenses or permits. However, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future, which may include warnings, fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approvals, licenses or permits are required, and/or an order to cease to provide such services. In addition, we cannot guarantee that the government will not promulgate new laws and regulations that require additional licenses, permits and/or approvals for the operation of any of our existing or future business. If we are unable to obtain such licenses, permits, or approvals in a timely fashion, we could be subject to penalties and operational disruption and our financial condition and results of operations could be adversely affected.

We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.

Our faculty members are key to the quality of our educational services, as well as our brand and reputation. Our ability to continue to attract faculty members, including teachers and mentors, with necessary experience and qualifications is a key driver in the success of our business. We seek to recruit qualified faculty members who are dedicated to teaching and are able to communicate with our students in an interactive online setting.

Additionally, given the interactive nature of our live streaming lessons, we tend to hire teachers and mentors with strong education background and good communication skills enabling them to engage and interact with students. The market for recruitment of faculty members in China is competitive. In order to recruit qualified full-time teachers and mentors, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers and mentors in the past, we cannot guarantee we will be able to continue to recruit, train and retain a sufficient number of qualified faculty members in the future as we continue to expand our course offerings and business scale, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to timely improve or expand our course and educational content offerings in a cost- effective manner to make them appealing to existing and prospective students, or at all.

We regularly and constantly update our existing courses and educational content and develop new courses and educational content to meet student’s demand and the latest market trends. The revisions, improvements and expansions of our existing course and content offerings and the development of new course and content offerings may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course and educational content offerings, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. The process of performing detailed market research and recruiting qualified faculty for new course and educational content offerings could be costly and time- consuming. Furthermore, offering new courses or content or upgrading existing ones may require us to make significant investments in educational content development, increase sales and marketing efforts and reallocate resources from other uses, all of which may not be successful. If we are unsuccessful in pursuing course and educational content development and upgrading opportunities due to the financial constraints, failure to attract qualified faculty, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

We face risks associated with our online live streaming course delivery model.

The online live streaming industry in China remains relatively young and untested, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. In the PRC, few institutions with large student enrollments have in the past adopted a live streaming course delivery model, and some of our target students may be inclined to choose traditional face-to-face lessons offered by offline learning centers as they find more familiar and reliable. We cannot assure you that our live streaming course delivery format will continue to be attractive to our students in the future. If our live streaming course delivery model becomes less appealing to our students, our business and prospects may be affected. In addition, as we continue to increase our student enrollments, there is no assurance that our live streaming capacity will be able to support a growing number of students accessing our courses online without any service interruptions.

Furthermore, we cannot assure that we will be able to address PRC regulatory and legislative developments relating to online streaming business.

We rely on third-party service providers to support our online live streaming course delivery.

Currently, we rely upon certain third-party vendors to provide live streaming services to support our online course delivery. Because the live streaming technologies and infrastructure are owned and managed by third parties, any problems with the reliability and performance of such technologies and infrastructure could result in unanticipated delays and unscheduled service interruption could further cause us to be unable to deliver our courses in a live streaming format, forcing us to resort to using prerecorded lectures. Our inability to deliver live streaming courses during service interruptions may damage the quality of our education service and student engagement and experience and negatively impact our reputation, financial condition and results of operations.

We do not maintain long-term arrangements with our live streaming service providers. The term of the service agreements we enter into with third-party live streaming service providers are generally one year. If we cannot renew such agreements upon their expirations or terminations on commercially reasonable terms, or at all, or if the live streaming service providers become unwilling or unable to provide us with live streaming services at any time for any reasons, our ability to deliver live streaming online courses will be severely impacted, and our students’ learning experience and our reputation will be harmed.

We have developed our own proprietary live streaming platforms in 2018 and expect the platforms to be put into operation in the third quarter of 2019. There is, however, no assurance that we will succeed. If the development of proprietary live streaming technologies does not achieve the anticipated results, we may have to continue to rely on third-party vendors to provide us with the technologies and infrastructure necessary for the delivery of our online live streaming courses, which may negatively impact our business and prospects.

Failure to adequately and promptly respond to changes in the exams our students must take to pursue their desired degrees, diplomas or certifications could cause our education services to be less attractive to our students.

There have been continuous changes in the curriculum requirements associated with, and the format of, the exams our existing and prospective students must take to pursue their desired degrees, diplomas or certifications, the manner in which the exams are administered, as well as topics frequently tested in the exams. These changes require us to continually update and enhance our course offerings, our educational content and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our education services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in our tuition. In addition, as we further expand our course offerings, we cannot assure that we will be able to adapt our existing educational content and methods to new courses that we have limited experience in teaching.

We may face risks associated with the installment tuition payment plan we offer to our students.

In 2015, we launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 12 months. Under the cooperation agreement between us and each credit provider, we are obligated to pay the full amount of interest payable under a loan, as financial service fees, to the credit provider. We generally do not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2016, 2017 and 2018, our student loan coverage ratio was 32.3%, 72.9% and 78.3%, respectively. For the same periods, we made interest payments of RMB20.2 million, RMB106.2 million and RMB159.9 million (US$23.3 million), respectively, to the credit providers.

As part of our long-term sales and marketing strategy, we plan to continue to make the interest payments for our students under their loans and pay service fees to the credit providers, which may place significant strains on our financial resources as our student enrollments continue to grow. We may be subject to risks associated with an increase in interest rates to the extent that we continue to make interest payments for the loans taken by our students. If we cease to do so due to increases in interest rates or for other reasons, our course packages may become more costly for our students to purchase, which could in turn negatively impact our business, financial condition and reputation.

The availability of funding from our existing and potential credit providers depends on many factors, such as their liquidity and capital sufficiency, the legal and regulatory environment, the general economic conditions, default rates of our students on the loans, and, where applicable, the availability of lenders on the credit providers’ platforms. In addition, our credit providers may seek to acquire borrowers independently instead of through cooperation with us. We currently work with a limited number of credit providers and we cannot assure you that our credit providers will continue to cooperate with us on commercially favorable terms, or at all, or that existing or potential credit providers will be able to provide loans in a sufficient amount to meet our students’ borrowing needs. If any of these were to occur, our course packages may become less compelling to prospective students who wish to obtain student loans, and as a result our business and financial condition may be negatively affected.

Disruption to or failures of our IT infrastructure could reduce student satisfaction and could harm our operations.

The performance and reliability of our IT infrastructure is critical to our operations and reputation. We provide our course offerings and educational content to our students and faculty primarily through our applications and platforms built upon Genesis, our proprietary IT infrastructure. In addition, our employees, including our faculty and sales and marketing personnel, rely on our integrated IT infrastructure to carry out their marketing, sales, operation and teaching functions. As part of their educational experience, our students interact with their peers and our faculty via our platforms on a frequent basis. Accordingly, any errors, defects, disruptions or other performance problems with our IT infrastructure could damage our reputation, decrease student satisfaction and retention, adversely impact our ability to attract new students and expand our course offerings, and materially disrupt our operations. If any of these occur, our business operations, reputation and prospects could be harmed.

Our business depends on the continued success of our brand “Sunlands,” and if we fail to maintain and enhance recognition of our brand, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brand “Sunlands” has contributed significantly to the success of our business. Maintaining and enhancing our brand are critical to our efforts to grow our student enrollments and gross billings. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts in recent years, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

Students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our course and educational content offerings, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends on our ability to deliver high-quality learning experiences and help students achieve their learning objectives. We may not always be able to meet our students’ expectations in terms of academic performance due to a variety of reasons, many of which are outside of our control. We may face increased dropout rates and student dissatisfaction due to our students’ perceptions of our failure to help them achieve their anticipated academic goals, our students’ overall dissatisfaction with the quality of our course and educational content offerings and our faculty, as well as changing views of the value of the diplomas, degrees and qualifications they are pursuing through taking our courses. These factors may contribute to reduced student engagement and increased challenges in attracting and enrolling prospective students, all of which may adversely affect our prospects, business, financial condition, results of operations and reputation.

We face risks associated with our reliance on our STE course offerings, including risks resulting from changes in government policies or requirements relating to STE exams.

Our course offerings are concentrated to our STE course offerings, namely post-secondary courses designed for students pursuing associate diplomas or bachelor’s degrees by taking the STE exams. STE course offerings represent a significant portion of our net revenues, gross billings and new student enrollments. Our STE course offerings accounted for approximately 66.3%, 80.6% and 85.8%, respectively, of our net revenues and approximately 79.0%, 89.2% and 88.3%, respectively, of our gross billings in 2016, 2017 and 2018. During the same periods, our STE course offerings accounted for approximately 61.7%, 80.1% and 80.1%, respectively, of our new student enrollments.

Our reliance on STE course offerings may expose us to concentration risks. If there are significant reductions in the perceived value of degrees or diplomas our students are pursuing through the STE exams, or if the PRC government releases substantial updates to the requirements or formats of the STE exams and we are unable to upgrade our course or educational content offerings to address such developments in a timely manner, the demand for and attractiveness of our STE course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

If we fail to effectively identify, pursue and consummate strategic alliances or acquisitions, our ability to grow and to achieve profitability could be impacted.

We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisition or alliance candidates. We may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. There may be particular complexities, regulatory or otherwise, associated with our expansion into new markets, and our strategies may not succeed beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth.

We face intense competition in our industry, which could divert student to our competitors, lead to pricing pressure and loss of market share, and significantly reduce our gross billings and net revenues.

China’s post-secondary and professional education market is intensely competitive. We compete with other online education service providers or traditional offline players, for student enrollments and engagement, high-quality academic and administrative faculty, and sales and marketing personnel, among other things. Some of our current and future competitors may have substantially greater name recognition and financial and other resources than we do, which may enable them to compete more effectively for potential students and decrease our market share. We also expect to face competition as a result of new entrants to the post-secondary and professional education market.

We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. For example, increased competition may result in pricing pressure for us in terms of the tuition we are able to negotiate to receive from a student. In addition, online education is characterized by rapid changes in students’ technological requirements and expectations and evolving market standards, and our competitors may develop platforms or other technologies that are superior to the platform and technology we use. These differences may affect our ability to recruit and retain students, which may render our online delivery format less competitive. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective student or a decrease in our market share, any of which could negatively affect our gross billings and net revenues and our ability to grow our business.

If our security measures are breached or fail and result in unauthorized disclosure of data by our employees or our third-party agents, we could lose existing students, fail to attract new students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to our students because the platform stores and transmits proprietary and confidential information, which may include sensitive personally identifiable information that may be subject to stringent legal and regulatory obligations. As an online education service provider, we face an increasing number of threats to our IT infrastructure, including unauthorized activity and access by our employees or third-party agents, system viruses, worms, malicious code and organized cyberattacks, which could breach our security and disrupt our business. For example, we have introduced data security and confidentiality protocols into the cooperation agreements we enter into with third-party sales agents with whom we share prospective students’ contact information, and we have made technical improvements in our IT infrastructure to prevent unauthorized access of confidential or sensitive personal information by our employees and third-party sales agents in the process of engaging prospective students. These measures, however, may not be as effective as we anticipate. In addition, there is no assurance that our third-party sales agents will comply with contractual and legal requirements with respect to data privacy when they collect data from our prospective students. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation, adversely affect our ability to attract and enroll prospective students, cause prospective students not to enroll or stay enrolled, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective students or investors. We may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

Privacy concerns could limit our ability to collect and leverage our user data and disclosure of user data could adversely impact our business and reputation.

In the ordinary course of our business and in particular in connection with conducting sales and marketing activities with our existing and prospective students as well as the utilization of our AI-powered personalized study programs, we collect and utilize data supplied by our users. We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our users in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Internationally, we may become subject to additional and/or more stringent legal obligations concerning our treatment of customer and other personal information, such as laws regarding data localization and/or restrictions on data export. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Tuition refunds or potential refund disputes may negatively affect our cash flow, financial condition, and reputation.

We offer different tuition refund options to our students depending on the time of enrollment and subject to certain conditions and restrictions in the service contract between us and each of our students. Generally, a student is offered a full, unconditional refund within 24 hours upon enrollment. If the student makes a refund request after taking at least one live streaming course lasting 30 minutes by reason of any material academic issue of our courses within certain refund period, we would offer such student a partial refund excluding the registration fees and the relevant academic fees for the trial lesson upon our confirmation. In addition, at our discretion, a partial refund may also be granted to the student who withdraws at any other time during his or her enrollment, subject to special approval by us. When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period. See “Item 4. Information on the Company—4.B. Business Overview—Our Tuition and Fees.”

In 2016, 2017 and 2018, we had made RMB61.3 million, RMB150.1 million and RMB276.4 million (US$40.2 million) of refund payments, respectively, most of which were made pursuant to our tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Business—Our Tuition and Fees.” The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with our teaching quality and our course and educational content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online education in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like us. See “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry, including the Law for Promoting Private Education and its Implementing Rules. ” Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our students, which may significantly harm our brand name and divert our attention from operating our business.

Our success depends on the continuing efforts of our senior management team and other key employees.

We depend on the continued contributions of our senior management and other key employees, including, in particular, Mr. Jianhong Yin, also known as Peng Ou, our founder and the chairman of our Board of Directors, and Mr. Tongbo Liu, our director and Chief Executive Officer. The loss of the services of any of our senior management or other key employees could harm our business. Competition for qualified talents in China is intense. If one or more of our senior management or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements in a timely manner, or at all, and our business may be disrupted. Moreover, if any member of our senior management team or any of our other key personnel joins a competitor or forms or invests in a competing business, we may lose student enrollments, qualified teaching faculty members and other key sales and marketing personnel to our competitors. Our future success is also dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovations and has roots in a deep understanding of our students and the evolving education industry in China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties.

We cannot assure you that our course offerings and educational contents and our IT technologies and platforms do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual properties, and we may not prevail in those disputes.

We have adopted policies and procedures to prohibit our students and employees from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or via any medium through which we provide our services. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. We have not entered into any licensing arrangements with, or otherwise obtained any consent from, the government agencies administering the STE exams for using certain exam questions in our quiz banks. Although we have never been subject to any legal or administrative penalties or proceedings relating to our use of these sample questions, we cannot assure you that we will not be subject to infringement claims associated with our use of real STE questions in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources, which in turn could negatively affect our business, financial condition and prospect.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we seek to obtain copyright or patent protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or patent we have obtained may not be sufficient to protect all of our intellectual property rights. In particular, we rely, to the great extent, upon our educational content developed in-house, including course syllabi and outlines, quiz banks, teaching notes, and learning outcomes trees, to provide high-quality online education services. Despite our efforts to protect our proprietary education contents and other intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Our students, employees and third-party vendors may engage in intentional or negligent misconduct or other improper activities or misuse our platform, which could harm our brand and reputation.

We are exposed to the risk of fraud or other misconducts committed by our students, employees and vendors, including certain third-party sales and marketing agencies. For example, in some instances, our students and our faculty members may post to our platform articles or other third-party content for use in class discussions. The PRC laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging for us to adopt and implement policies governing these practices. We could, as a result, incur liability to third parties for the unauthorized duplication, distribution or other use of these materials. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and attention of management personnel regardless of whether the claims have merit. Additionally, we may be required to alter or cease our uses of such materials, which may include changing or removing content from courses or altering the functionality of our platform, or to pay monetary damages. Fraud or other misconducts by our students, employees or third parties may also involve engaging in unauthorized misrepresentation to our potential students and misappropriating third-party intellectual property and other propitiatory rights during marketing activities, misusing sensitive personal information of our students, and engaging in bribery or other unlawful payments, any of which could result in customer complaints, regulatory and legal liabilities, as well as serious harm to our brand and reputation.

We may be the subject of detrimental conduct by third parties such as our competitors, including complaints to regulatory agencies and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, students and revenues, and adversely affect the price of the ADSs.

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties including our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted online by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be materially negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose students and revenues, and adversely affect the price of the ADSs.

Our user metrics and other estimates are subject to inaccuracy in measuring our operating performance, which may harm our reputation.

We continually review number of students, new student enrollments, gross billings per new student enrollment, and other operating metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal data, have not been validated by an independent third party and may not be indicative of our future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our website and mobile application are used across a large student base. For example, we may not be able to identify individual students who have multiple accounts from multiple students who share one account on our website or mobile application. In addition, we collect student reviews to measure student satisfaction rate and other student engagement metrics, but these reviews may not be representative of our entire student population. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of student satisfaction or marketing spending were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our reputation may be harmed.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and we may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we have appointed independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We adopted an equity incentive plan in October 2017, or the 2017 Plan, for the purpose of granting share based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business.

We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Under the 2017 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2017 Plan decides. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 829,349 shares. As of the date of this annual report, options to purchase a total of 50,206 ordinary shares were outstanding under the 2017 Plan. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

In addition, we are required by PRC laws and regulations to make social insurance registration and open housing fund account with relevant governmental authorities and pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use in China, and the lease agreements for most of these leased properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for approximately 118 of our lease agreements that have not been registered with the relevant PRC governmental authorities.

As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not imposed fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

We lease real properties from third parties in China for marketing and providing offline consultation related to our online services for potential students or existing students. Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serves a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damages to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2018 and effective on July 28, 2018, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Beijing Sunlands and Tianjin Shangde, our consolidated variable interest entities, or VIEs, and their respective subsidiaries. Our wholly owned subsidiaries in China have entered into a series of contractual arrangements with our VIEs, their respective shareholders and their respective subsidiaries, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate its financial results as our VIEs under U.S. GAAP. See “Item 4. Information of the Company— Item 4.C. Organizational Structure” for further details.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, the draft Implementation Rules provide that, among other things, entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements. The draft Implementation Rules also provide that transactions among private schools and their affiliates shall be fair and open to public, for those agreements entered into by non-profit schools and their affiliates which is long-term or involving important interests or repeated performance, the educational authorities shall audit the necessity, legitimacy and compliance of such agreements. As of the date of this annual report, two of our schools are privately run non-enterprise institution and have not made the election to be registered as a for-profit or non-profit school. We will choose to be registered as a for-profit school for such school. However, we may not be able to complete the registration in timely manner given that more specific and stringent registration requirements and guidelines are expected to be introduced by the competent local authorities. Otherwise, the validity and enforceability of our contractual arrangements may be challenged. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;
•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;
•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entity in our consolidated financial statements in accordance with GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Beijing Sunlands and Tianjin Shangde, or our VIEs, their respective shareholders and their respective subsidiaries to operate our online education services business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their respective subsidiaries constituted substantially all of our net revenues in 2016, 2017 and 2018.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License and the License for the Production and Operation of Radio and Television Program. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIEs undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Mr. Peng Ou, our founder and the chairman of our Board of Directors, owns approximately 54.3% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 21.0% of our voting power as of the date of this annual report. In addition, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares which constitute approximately 85.0% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. In addition, up to 414,393 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. See “—Risks Related to the ADSs—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Meanwhile, economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. There have been concerns over the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, our VIEs and their respective subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from the initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Most of our shareholders that we are aware of being subject to SAFE regulations, and all of these shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 as of the date of this annual report. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange- denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations because we are an overseas-listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes of “actual control” in determining whether a company is considered a foreign invested enterprise, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, financial condition and business operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections by the PCAOB to assess its compliance with applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. It appears that the PCAOB continues to be in discussions with the Chinese regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102E of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms would receive matching Section 106 requests, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flows;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new offerings, solutions and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	announcements of new regulations, rules or policies relevant for our business;
•	additions or departures of key personnel;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.
•	Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the underlying Class A ordinary shares represented by your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the underlying

Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a triple-class share structure such that our ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to seven votes, and each Class C ordinary share is entitled to ten votes. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Peng Ou, our founder and chairman of our Board of Directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constitute approximately 62.3% of our total issued and outstanding share capital and 85.0% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. In addition, up to 414,393 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, beneficially owns all of our issued and outstanding Class B ordinary shares, which constitutes approximately 12.1% of our total issued and outstanding share capital and 11.5% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report.

As a result of this triple-class share structure and the concentration of ownership, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees will have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we have taken and intend to continue to take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect to continue to not comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the 2018 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash after our initial public offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY
4.A.	History and Development of the Company

We commenced our education service business in August 2003. We remained an offline, classroom-based education service provider until we transitioned to an exclusively online education model in 2014.

In December 2013, we entered into a series of contractual arrangements, which we refer to original VIE arrangements in this annual report, with Beijing Shangde Jiaxun Education Technology Co., Ltd., or Sunlands Jiaxun, and its shareholders. The original VIE arrangements enabled us to exercise effective control over Sunlands Jiaxun and its operating subsidiaries in the PRC, including the predecessor of Beijing Shangde Online Education Technology Co., Ltd., or Beijing Sunlands, a limited liability company through which we currently conduct substantially all of our business in the PRC. During 2015 and 2016, as part of our plan to obtain equity financing in the PRC, we terminated the original VIE arrangements through a series of transactions.

In September 2015, Studyvip Online Education International Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands. In October 2017, Studyvip Online Education International Limited was renamed as Sunlands Online Education Group, or Sunlands Cayman. In October 2015, Sunlands Online Education HK Limited, or Sunlands HK, was incorporated in Hong Kong. Sunlands HK is a wholly owned subsidiary of Sunlands Cayman.

In July 2016, Beijing Sunlands issued equity interests for an aggregate consideration of RMB365 million to certain investors, which were repurchased by Beijing Sunlands in 2017.

In 2017, we entered into the following transactions to establish our current VIE and offshore holding structures to facilitate offshore financing:

•	In August 2017, Sunlands HK established Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, our wholly owned subsidiary in the PRC;
•

In August 2017, Wuhan Zhibo entered into a series of contractual agreements with Beijing Sunlands and its shareholders. These contractual arrangements enable us to have effective control over, and receive the economic benefits of, Beijing Sunlands. Accordingly, we are considered the primary beneficiary of Beijing Sunlands and are able to consolidate Beijing Sunlands and its operating subsidiaries in the PRC;

•

In August 2017, Sunlands Cayman issued an aggregate of 477,137 Series A preferred shares to certain investors for a total consideration equivalent to approximately RMB242 million and issued an aggregate of 413,194.5 Series B preferred shares to an investor for a consideration of US$90 million;

•	In September 2017, Sunlands Cayman issued an aggregate of 70,632 Series B+ preferred shares to an investor for an aggregate consideration of US$20 million; and
•

In October 2017, Sunlands Cayman effectuated a one-for-two share split, pursuant to which each of its issued and outstanding ordinary shares and preferred shares was split into two ordinary shares or preferred shares, as the case may be.

In March 2018, we completed an initial public offering of 13,000,000 ADSs, representing 520,000 Class A ordinary shares and the ADSs were listed on the New York Stock Exchange under the symbol “STG.” In connection with our initial public offering, (i) DIAMOND TOWER INVESTMENTS LIMITED, our shareholder and an affiliate of Orchid Asia Group, purchased from us 104,348 Class A ordinary shares, and (ii) ELITE CONCEPT HOLDINGS LIMITED, our shareholder and an affiliate of New Oriental Education & Technology Group Inc., or New Oriental, purchased from us 34,783 Class A ordinary shares. These private placements are being made pursuant to Regulation S of the U.S. Securities Act of 1933, as amended.

In May 2018, our wholly-owned subsidiary Tianjin Studyvip Education Co., Limited, or Tianjin Sunlands, entered into a series of contractual arrangements, including Exclusive Technical Consultation and Service Agreement, Business Operation Agreement, Equity Interest Pledge Agreement, Option Agreement, and Powers of Attorney with Tianjin Shangde Online Education Technology Co., Ltd, or Tianjin Shangde, as well as the shareholders of Tianjin Shangde and, where applicable, operating subsidiaries of Tianjin Shangde, through which we obtained effective control over, and became the primary beneficiary of, Tianjin Shangde.

In August 2018, Sunlands Online Education Group was renamed as Sunlands Technology Group.

Our corporate headquarters is located at Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. Our telephone number at this address is +86-10-52413738. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016. Our corporate website is www.sunlands.com. The information contained in our website is not a part of this annual report.

4.B.	Business Overview

Letter from Our Founder and Chairman

Over the past year, we’ve been acutely focused on further enriching both our user experience and brand reputation.  We’ve adopted a softer, user-friendly marketing approach and introduced trial programs, allowing us to nurture a growing number of potential users in the adult online education market. In 2018, our new student enrollments grew steadily and our net loss margin improved. At the same time, we maintained user loyalty, retention and satisfaction, all while continuing to target and acquire new students, at a large scale. In the future, we’ll continue to improve both our course quality and brand influence, to better serve an even larger pool of prospective students, in China and around the world.

Sunlands is both a technology and an education company. As a technology company, we focus on using big data technology and artificial intelligence (“AI”) to help our users improve their learning efficiency. As an educational company, we maintain our market leadership through word-of-mouth referrals which we discovered is based on our delivery of high-quality educational content and our brand’s overall premium offerings. Throughout the years, we’ve seen Chinese students shifting from preferring offline classrooms to using online education services, especially amongst adults in the post-secondary and professional education sector. We believe this trend will continue in the future and through several endeavours, we’re well-positioned to seize this tremendous opportunity:

1.

We will continue to enrich and upgrade our trial programs. It’s never easy for adult students to commit time and resources to learning while they’re busy working at their jobs. Therefore, unlike K12 education, our trial programs will first focus on easing their stress and awakening their willingness to learn, as well as guiding them to choose the most suitable services. With a free, diverse and intriguing learning experience, we believe we will attract and retain more adult students and solidify our competitive barriers in the market.

2.

We will continue to hire and train live streaming teachers suitable for adult students in China and continue to invest in course development. Despite the increasing penetration of mobile Internet and live streaming in China’s adult population, there is still a short supply of well-trained live streaming teachers. Even the best teachers trained in the traditional education system, including those trained at top public or private schools and K12 institutions, are required by us to undergo further substantial training. This additional training is designed to help the teacher quickly adapt to the interactive live streaming teaching environment, really understand their student audience and master a variety of online teaching tools and technologies. As we continue to invest in the training of our educators, they will become our most valuable assets to support our long-term growth.

3.

We will continue to cultivate our unique online learning community. Through our years of experience, we discovered that giving students a sense of community and simulating the learning experience they would ordinarily get in a typical classroom environment are another key to improving adult students’ study time, willingness to learn and overall success. Therefore, we will continue to innovate new learning tools and features to cultivate our highly-active and engaging online learning community and encourage our students to interact with our teachers, mentors and each other, more actively.

4.

We will continue to use technology to improve our students’ learning efficiency. In 2018, by launching a short-term and real-time feedback system, we were able to take our learnings and introduce various new technologies that both made it easier for adult students to learn and created a more interactive learning process. Particularly, Sunlands AI report can accurately predict the learning results of students through their learning behaviors. As a result, our students have become more motivated, more engaged and consequently have been achieving higher passing rates. This result was very encouraging and made us believe more firmly that we will be capable of continuously improving our services as we keep on investing in technology.

5.

We will continue to develop more comprehensive content, more diverse trial programs and more effective after-sales services to attract more students and strengthen our position as a market leader. With these efforts, we believe we will be able to attract more students through continued word-of-mouth referrals and a strong reputation for teaching quality. This above all else, has always been how we define a successful education brand and what we believe will deliver the greatest long-term value to our users, educators and investors.

Peng Ou

Founder and Chairman of Sunlands

April 26, 2019

Our Mission

We believe education should nurture and spread new ideas to enrich lives. High-quality education should be available to everyone. We all share a common aspiration to improve ourselves through education. Our mission is to transform education through technology and innovation, making learning experiences enjoyable and rewarding.

Overview

We are the leader in China’s online post-secondary and professional education. We have a deep understanding of the educational needs of our prospective students and offer solutions that help them achieve their goals. We offer various degree- and diploma-oriented post-secondary courses through our online platforms. In addition, we offer online professional courses and educational content to help students prepare for professional certification exams and attain professional skills.

Founded in 2003 as a traditional education company, we transitioned to an online education model in 2014. Our online education model enables our students to access our course and educational content offerings anywhere and anytime.

We have been successful in addressing the unmet demand of a large, growing market and served approximately 1,309,000 students across China since we transitioned to an online education model in 2014. The number of our students was 382,805, 660,182 and 1,025,959, respectively, in 2016, 2017 and 2018. For the same periods, our new student enrollments were 188,733, 387,878 and 526,014, respectively.

Our Solutions

We offer post-secondary and professional education through extensive courses and educational content offerings. As of December 31, 2018, we offered Self-taught Higher Education Examination, or STE, programs covering 18 majors, MBA-related programs, and professional certification and skills programs. We adopt a counseling-oriented sales and marketing approach that seeks to offer our education solutions to meet their needs based on their education background and goals. We provide professional assistance and counseling to help students make informed decisions that best suit their learning needs. In addition, our enrollment consultants also help them formulate effective study plans throughout their enrollments in our courses.

Our students can access our services either through PC or mobile applications. Our online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of our students.

Our success has been driven by our ability to cultivate an engaging community among students, teachers and mentors, strong educational content development capabilities, and high-quality faculty, which combined allow us to continually improve the student learning experience. We encourage students to become more committed and engaged by creating an interactive learning environment that fosters their desire to learn. We also provide our students with strong learning support through our dedicated mentors.

We offer a unique approach to education research and development that organizes subject content into Learning Outcome Trees, our proprietary knowledge management system. Our Learning Outcome Trees enable us to customize teaching notes for our teachers, and develop comprehensive course outlines and quiz banks to enhance the learning experience. Based on student feedback and the latest updates on exam policies, we further update our educational content in our Learning Outcome Trees to continually improve teaching quality.

We believe our strong branding, competitive compensation structure and robust teaching and research support enable us to attract and incentivize a large team of talented faculty members. We seek to hire experienced and passionate teachers who can make learning fun and interactive. We equip our faculty members not only with a comprehensive set of teaching methods but also advanced technologies and data insights to enable them to develop their professional skills and enhance our overall teaching quality.

Our focus on teaching quality and operating efficiency is demonstrated in recognition and awards we have received and student results. We have received numerous awards and recognition, including “Influential Online Education Brand” awarded by Tencent from 2015 to 2017. Jiangsu, a populous province in China, is the only region in China that allows private education institutions to access the student STE exam results. For 2018, our pass rate in this province was 76.8%, up from 71.9% in 2017.

Our gross billings increased to RMB2,381.8 million in 2017 from RMB741.0 million in 2016, representing a significant increase of 221.4%, and further increased to RMB3,214.4 million (US$467.5 million) in 2018, representing an increase of 35.0%. Our net revenues increased by 131.6% from RMB418.9 million in 2016 to RMB970.2 million in 2017, and further increased by 103.5% to RMB1,974.0 million (US$287.1 million) in 2018. Our net loss in 2016, 2017 and 2018 was RMB253.6 million, RMB918.7 million and RMB927.0 million (US$134.8 million), respectively. Our deferred revenue was RMB727.6 million, RMB2,110.4 million and RMB3,286.0 million (US$477.9 million), respectively, as of December 31, 2016, 2017 and 2018. Our net cash provided by operating activities was RMB89.3 million, RMB819.5 million and RMB180.5 million (US$26.3 million), respectively, for the years ended December 31, 2016, 2017 and 2018.

Our Business Model and Online Education Services

We offer our online education services through our online and mobile platforms to adult students pursuing post-secondary and professional education. We deliver a diverse, comprehensive range of online courses in a live streaming format focused on fostering an interactive learning experience and community-oriented student support services. We also provide our students with a variety of proprietary educational content to help reinforce what is taught in classes and assess their learning outcomes.

We promote our services through a multi-channel strategy, including online and mobile advertising, to convert sales leads into student enrollments in a cost-effective manner.

Through our technology that connects students with faculty and employees, we gather and analyze data at each stage of our students’ interactions with us in real-time, allowing us to better understand our students’ learning needs and enabling us to continually improve the quality of our service.

Our Course Offerings

We offer a wide range of online courses addressing various educational needs of adults in China.

Currently, our course offerings mainly cover two main components, namely (i) degree- or diploma-oriented post-secondary courses, and (ii) professional certification preparation and professional skills courses. The following table sets forth our gross billings, net revenues and new student enrollments attributable to each type of course offering:

	For the Year Ended December 31,
	2016	2017	2018
Gross billings (RMB in thousands)
Degree- or diploma-oriented post-secondary courses	621,960	2,201,264	3,016,463
STE courses	585,404	2,124,265	2,839,108
Other degree- or diploma-oriented post-secondary courses	36,556	76,999	177,355
Professional certification preparation and professional skills courses	119,003	180,491	197,937
Total	740,963	2,381,755	3,214,400
Net revenues (RMB in thousands)
Degree- or diploma-oriented post-secondary courses	292,653	819,020	1,806,382
STE courses	277,915	781,538	1,692,803
Other degree- or diploma-oriented post-secondary courses	14,738	37,482	113,579
Professional certification preparation and professional skills courses	120,516	145,164	160,672
Others(1)	5,741	5,978	6,931
Total	418,910	970,162	1,973,985
New student enrollments
Degree- or diploma-oriented post-secondary courses	119,819	316,721	439,070
STE courses	116,507	310,706	421,191
Other degree- or diploma-oriented post-secondary courses	3,312	6,015	17,879
Professional certification preparation and professional skills courses	68,914	71,157	86,944
Total	188,733	387,878	526,014

Note: (1)	Include commissions received for providing referral services to third-party education institutions.

Degree- or diploma-oriented post-secondary courses

Our degree- or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the Self-taught Higher Education Examination, or the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees. As of December 31, 2018, our STE courses covered 18 majors, including Chinese language and literature, law, pre-school education, marketing, English, human resource management, business administration, business management, modern corporate governance, financial management, advertising, accounting, engineering management, administrative management, computer information management, finance, convention management and chain operation management. Our degree- or diploma-oriented post-secondary course offerings also include preparation courses for the entrance examinations of Master of Business Administration, or MBA, programs offered by select universities in China, United States and Australia.

STE courses have historically accounted for the largest proportion of our net revenues, gross billings and new student enrollments. In 2016, 2017 and 2018, STE courses represented approximately 66.3%, 80.6% and 85.8%, respectively, of our net revenues, and approximately 79.0%, 89.2% and 88.3%, respectively, of our gross billings. In addition, STE courses represented approximately 61.7%, 80.1% and 80.1%, respectively, of our new student enrollments for the years ended December 31, 2016, 2017 and 2018. See also “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We face risks associated with our reliance on our STE course offerings, including risks resulting from changes in government policies or requirements relating to STE exams.”

Professional certification preparation and professional skills courses

Our professional certification preparation course offerings cover various industries and professions, including accounting, human resources, teaching and finance. Our professional skills courses are designed to give our students the skills, knowledge and abilities that are commonly required or otherwise helpful for a broad range of professions. As of December 31, 2018, our professional certification preparation and professional skills courses primarily included certificates for teachers, accountants and tour guides, as well as certifications for human resources professionals and certified public accountants.

In 2016, 2017 and 2018, our professional certification preparation and professional skills courses represented approximately 28.8%, 15.0% and 8.1%, respectively, of our net revenues, and approximately 16.1%, 7.6% and 6.2%, respectively, of our gross billings. In addition, our professional certification courses represented approximately 36.5%, 18.3% and 16.5%, respectively, of our new student enrollments in 2016, 2017 and 2018.

In addition to the course offerings discussed above, we also offer exam preparation “crash courses” for exam-taking students. Instead of covering a wide range of topics in a particular subject matter, these courses are meant to cover the most frequently tested areas in the exams and provide training on test-taking strategies and skills to help our students improve their performance in actual exams.

Interactive Learning Process

Live streaming course delivery

Our teachers deliver our courses in a live streaming format through our websites and our mobile application. We believe that we are one of the first to offer live streaming courses in China’s education industry.

Our live streaming course delivery format allows us to cost-effectively expand student enrollments and maintain high teaching quality. Live streaming also improves efficiency of instruction and enriches the learning experience in a number of ways:

•

Time efficiency and no geographic limitations. While classroom-based students are often required to spend time commuting, our live streaming learning format allows them to attend courses anytime, anywhere as long as there is Internet.

•

High level of engagement and interaction. Our live streaming application (through support functions and plug-ins) allow students to engage in real-time Q&A with our faculty and their fellow students through live chats, which fosters an engaging and interactive learning setting. Our live streaming application has a “tipping” function that allows students to “tip” the teacher with virtual gifts if they like the course, which improves student engagement and student-teacher interaction.

•

Greater learning flexibility. Every live class is recorded and made available to students enrolled in the course throughout their enrollment period, which allows them to attend courses at their convenience. This scheduling flexibility appeals to adult students with full-time jobs. The replay function allows students to learn at their own pace.

We believe our live streaming format and our highly interactive learning experience makes our services highly attractive to students. Our new student enrollments have increased significantly since we transitioned to the live streaming format in 2014. In 2016, 2017 and 2018, our new student enrollments were 188,733, 387,878 and 526,014, respectively.

Virtual learning community

We strive to build a vibrant and highly interactive virtual community for our students and faculty to augment their learning and teaching experience. For example, we have a bulletin board forum, available through our website and mobile application, that enables our students in real time to share their ideas and learning experience with, as well as pose questions and answers to fellow students and our faculty. This also provides a stimulating learning platform for our students to socialize and interact with an extended network of fellow students and faculty members and to forge beneficial relationships. In addition, our students can authorize his or her fellow students to view their learning progress and milestones, thus fostering an engaging and friendly competitive environment.

We believe a highly interactive virtual student community drives our existing students’ level of engagement and significantly enhances our attractiveness to prospective students.

Community-oriented Class Setup

Our classes are set up to cultivate an interactive learning environment. We are committed to developing a sense of community among our students and faculty, which we believe is critical to improving results.

Furthermore, our community-oriented learning environment, coupled with our student-centric faculty structure, enable us to provide our students attention and support beyond class hours at a time and in a manner that is convenient to them, which further drives student engagement, customer loyalty and course consumption.

Our class are set up by schools, divisions and classes. Students are assigned to different schools and divisions based on the major and number of students enrolled for a given academic period. Students in the same division are further assigned to different “classes” for administrative purposes.

Our Educational Content Development and Offerings

Content Development

We believe our strong in-house course and educational content development capabilities are critical to maintaining our education service quality and differentiating us from our competitors.

We maintain an experienced team of course and educational content development professionals. Our course and educational content development team is dedicated to designing course offerings, as well as developing and improving a wide range of proprietary educational content, such as course outlines, quiz banks and teaching notes, for substantially all of our online course offerings.

We regularly upgrade our educational content to make it more practical, and easier to comprehend and apply in real exams. For instance, we regularly release major updates to our proprietary quiz banks and mock questions for students pursuing the STE exams to reflect updates in the test topics in the government-administered STE exams. Benefiting from our IT infrastructure, our course and educational content development team is able to view and analyze student performance in quiz banks and mock questions, which enables them to identify weaknesses in the educational content and make timely adjustments and upgrades accordingly. Our course and educational content development team also seeks feedbacks from teachers and students regarding the effectiveness of our educational content, through online questionnaires or in-person meetings.

In addition to our proprietary educational content, our course and educational content development professionals also design and recommend to our teachers best practices in teaching methods. While our teachers retain substantial control of and flexibility in the way their classes are taught, our course and educational content development professionals continually work closely with them to ensure our courses and educational content are delivered in an engaging, effective manner. We use Learning Outcome Trees to help us structure and deliver our educational content offerings, including course outlines, teaching notes and quiz banks, more effectively.

Content Offerings

We support the learning experience with a wide range of educational content designed to help them capture key takeaways from, and reinforce what is taught in, our live streaming lessons, and to assess learning outcomes both during and after class hours. We also provide our teachers with educational content to help them prepare and teach classes effectively. All of our educational content was developed by our in-house research and development team and distributed electronically to our students and faculty through our online platforms.

Our educational content offerings primarily consist of the following:

•

Course outlines. We develop course-specific outlines based on the curriculum requirements of the applicable government authorities and our Learning Outcome Trees to ensure high-quality teaching is delivered consistently across our course offerings. As our students’ levels of academic ability vary, our course outlines are designed with the flexibility to address particular students’ strengths and weaknesses.

•

Teaching notes. We offer teaching notes to our teachers providing them with roadmaps on how to spend class time effectively. The teaching notes set out the learning outcomes based on our Learning Outcome Trees, key issues and frequently tested topics of a given course as well as recommended teaching strategies. They also contain suggested allocation of time to spend on different sub-subjects and questions to ask to stimulate the desired discussion. We generally use standardized teaching notes for the same courses, even taught by different teachers, to ensure consistency of teaching quality.

•

Quiz banks. We maintain and regularly update large quiz banks, including ones specifically designed for the state-administered STE exams. A majority of the quizzes in our quiz banks were developed in-house, leveraging our understanding of the topics frequently tested in the exams as well as the significant data accumulated during our teaching, while the rest are based on real exams in the past. Also, our students can search within the quiz banks using keywords from Learning Outcome Trees, which has greatly improved their learning effectiveness. In addition to quiz banks, we also offer mock exams to provide our students with realistic practice sessions for their real final exams.

Our Students

We have a large, fast-growing student base, primarily as a result of our well-established brand and effective sales and marketing efforts. In 2016, 2017 and 2018, we had 382,805, 660,182 and 1,025,959 students, respectively, and our new student enrollments were 188,733, 387,878 and 526,014, respectively.

We believe our success is largely attributable to our deep understanding of our students. Our students are primarily working adults who generally have limited time to devote to lengthy and regular classroom studies at designated physical locations. Such students also need an engaging learning atmosphere that encourages participation and interaction, and require more assistance and supervision from their teachers and mentors.

Our target students generally have aspirations to obtain more knowledge, pursue higher education and improve their social and economic status. At the same time, many of them cannot identify their specific education needs or solutions for such needs, especially given that education products and services can be complex and the relatively high costs may deter them from fulfilling their educational needs. To help them meet their aspirations and understand the potential educational solutions, we focus our marketing and sales practices on counseling-oriented interactions and strive to deliver our courses and educational content in a highly engaging and student-friendly manner.

Our Faculty

We maintain a large full-time faculty dedicated to helping our students succeed. As of December 31, 2018, our faculty primarily consisted of 161 teachers and 640 mentors based in Beijing, Guangzhou and Wuhan, China.

Our teachers and mentors assume different roles and responsibilities. Generally, our teachers are responsible for delivering courses and educational content to our students, while our mentors focus on providing academic and administrative support to the students beyond class hours. We believe their different functions require different skills and personal attributes, and therefore we apply differentiated recruitment, training, and evaluation and compensation strategies to our teachers and mentors. For risks related to our faculty, see “Item 3. Key Information—3.D. Risk Factors—Risk Factors— Risks Related to Our Business—We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.”

Our Teachers

We believe maintaining a high-quality team of teachers is the bedrock of our brand and reputation, particularly given our online course delivery model where each teacher is expected to cover a larger number of students than in offline, classroom-based courses. We monitor the total number of hours our teachers teach regularly to provide both an optimal number of teachers for our large, fast-growing student enrollments and adequate teaching assignments for each of our teachers. All of our teachers are our full-time employees.

Recruitment

We hire our teachers based on numerous criteria, including educational backgrounds, teaching experience, and performance in mock lessons. We typically look for candidates with a bachelor’s degree from a top university or college in China or a master’s or higher degree. Additionally, given the interactive nature of our live streaming lessons, we look for teachers with strong communication skills in an online setting and the ability to make the courses more interactive to drive student engagement.

Training and support

We offer standard training programs to newly-hired teachers. We also impose a probation period and require each newly hired teacher to pass an internal qualification test at the end of the probation to be formally employed as full-time teachers. We also provide on-the-job training on instructional and communication skills to our teachers on a regular basis. We also provide technical support for our teachers that allows them to monitor student engagement and academic performance on a real time basis.

Evaluation and Compensation

We have developed a fully-digital and systematic assessment approach that provides teachers with transparent and helpful feedback that serves as the foundation for their professional development and helps them to build fulfilling careers with us. We adopt a comprehensive set of key performance indicators, or KPIs, to evaluate teacher performance. These KPIs include student attendance rate and student satisfaction, among others. We also collect student reviews after each class and closely monitor the educational content delivered by our teachers to facilitate our teacher evaluation efforts and to improve our teaching quality. In addition, we use mock lessons to assess a teacher’s teaching skills and ability to engage students in a live streaming course setting, especially in instances where multiple teachers are competing to teach the same course.

We pay our teachers base salaries and service fees generally on a per-lesson basis. The service fees per lesson of a teacher are based primarily on his or her rating and other factors, such as student reviews. To incentivize our teachers, we also provide them with discretionary, merit-based bonuses based on their performance, measured by selected KPIs. We enter into with each teacher a standard employment agreement typically for an initial term of three years which automatically renews at the end of each term.

Our Mentors

Our mentors’ principal role is to provide academic guidance and support to our students on a daily basis to help navigate their way throughout the entire duration of studies. Our mentors’ roles and responsibilities typically include:

•	understanding and responding to student inquiries and concerns;
•	monitoring students’ learning progress as well as their overall academic and personal development;
•	providing psychological support to help students cope with the challenging aspects of their studies, particularly in a rigorous academic environment; and
•	encouraging students to share ideas and learning experience and achievements with peers and faculty to foster a sense of community and teamwork spirit.

Recruitment

We tend to look for mentors who demonstrate excellent interpersonal and communication skills and a commitment in participating in the education profession and impacting a diverse audience. We typically require our mentors to possess a bachelor’s degree.

Training and support

We provide our mentors with an orientation program and periodic on-the-job training to improve their ability to engage and build relationships with students. We also provide our mentors with training opportunities that address specific challenges. We have also introduced systems and tools that enable our teachers to monitor student activities and outcomes and take appropriate actions when the students demonstrate a low level of engagement.

Evaluation and compensation

We use various KPIs in terms of student engagement to measure the performance of our mentors. These KPIs include student’s class attendance, refund rate, as well as the percentage of outperforming students. With each of our mentors we enter into a standard employment agreement typically for an initial term of three years which automatically renews at the end of each term.

Marketing, Branding and Sales

Our marketing philosophy is to promote our services to prospective students in a cost-effective manner based on our deep understanding of their unique profile and needs. We have acquired many of our existing students through effective marketing campaigns focused on showing how our services can address their specific educational needs. At the same time, we market our services to a larger group of prospective students who are not aware of solutions available to satisfy their needs through tailored marketing efforts designed to awaken their potential demands and navigate them through their decision-making process. In 2018, we further refined our marketing tactics by offering a broader variety of trial of selected course offerings and we also began to outsource certain of our sales and marketing functions to third-party service providers with a goal to improve our operating efficiency and streamline our sales and marketing efforts.

We believe that our distinguished online education services has led to strong word-of-mouth promotion, which drives our brand awareness and rapid organic enrollment growth and enables us to market in a cost-effective manner. For the years ended December 31, 2016, 2017 and 2018, our marketing effectiveness ratio, measured by dividing marketing spending by gross billings, was 24.8%, 20.2% and 29.1%, respectively.

We have built a large, well-trained professional sales and marketing team. As of December 31, 2018, we used services provided by a total of approximately 7,800 sales and marketing personnel, consisting of 1,746 sales and marketing personnel employed by us and approximately 6,100 sales and marketing personnel dispatched by third-party service providers pursuant to the business process outsourcing service contracts between us and such third-party service providers, the majority of whom were based in Beijing and Wuhan. We also maintain sales and marketing personnel in other major regional markets, such as Shenzhen and Guangzhou. Our sales and marketing force adopts sales and marketing strategies customized based on the needs and profile of prospective students in different markets. We divide our sales and marketing personnel into different teams, each dedicated to executing our marketing strategies in a particular geographic region or particular course offerings.

Advertising, marketing and branding

We engage in a variety of advertising and marketing activities to build our brand and use a combination of online and offline channels.

Advertising & marketing

We generate our leads primarily from online channels, which consist of search engine marketing and mobile marketing. Empowered by our data analytics capabilities, we use automated bidding strategies to place ads intelligently, as well as to track performance of our ads in real time, which enables us to generate more qualified clicks leading to our websites. We put ads on strategically chosen mobile applications that generate premium traffic quality to maximize our return of investment from mobile marketing channels.

Our search engine marketing channels effectively target students who possess preliminary interest in our services. We purchase key words from major search service providers in China, such as Baidu, and enhance returns from search engine marketing channels using search engine optimization techniques. We monitor end-to-end performance metrics of our search engine marketing channels on a continuous basis.

We also generate leads online through mobile marketing channels, which mainly include display advertising on leading mobile news apps, as well as social media platforms and online shopping platforms. The display advertising formats we use generally include launch screen display, banners, text hyperlinks, videos and rich media. We also operate a branded Weixin/WeChat official account to raise our brand awareness and increase sales leads generated on the Weixin/WeChat platform. We believe that our mobile marketing efforts are particularly effective in awakening potential demands of prospective students who have not yet developed a specific learning plan. As we continue to focus on acquiring students through various mobile marketing channels, our mobile student acquisition rate remained stable at approximately 71.0% in both 2017 and 2018.

The terms of the agreements we enter into with our search engine and mobile marketing partners are typically one year. We pay our search engine and mobile marketing partners generally on a cost-per-click basis.

Branding

In addition to online advertising focused on mobile applications with high traffic volume, we engage in offline branding activities to a much lesser extent to supplement our overall sales and marketing strategies. Our offline branding activities primarily include public displays at major subway stations in Beijing, Shanghai, Guangzhou and Shenzhen, as well as establishment of 120 enrollment centers strategically located in our regional markets as of December 31, 2018. We believe that these cities represent the largest student base in China, and the primary goal of these advertisements is to enhance our presence in the local markets.

Counseling-oriented sales

Counseling services

To convert leads generated into student enrollments, we provide customized, comprehensive counseling to prospective students throughout the lead nurturing and enrollment cycle. This counseling-oriented sales approach is supported by a capable sales team consisting of live chat personnel, call center staff and recruitment consultants based in our regional enrollment centers. We provide extensive training to our sales team to ensure they are capable of explaining our course offerings, addressing questions and concerns, and recommending courses that best suit prospective students’ learning objectives. We also use our data analytics tools and models to identify a prospective student’s educational needs, which helps our sales team provide tailor-made counseling services.

Enrollment process

We use multi-layer lead-nurturing strategies to acquire new student enrollments in a cost-effective manner. Each of the leads generated are initially directed to our live chat support team who is responsible for answering prospective students’ enquires, encouraging them to register with our platforms, and collecting necessary information. Once a prospective student indicates an interest in purchasing our courses, we match such student with the most suitable sales professional based on our data analytics and tools. Such sales professional will follow up with the prospective student. A prospective student that has signed up for our courses will be directed to our local enrollment centers to complete course purchase and registration with the assistance of our enrollment consultants. Our enrollment consultants are also responsible for providing counseling services to enrolling students and guiding them through the payment process. Our students can also choose to complete the purchase and enrollment process entirely online.

Trial program

We launched our trial program, which are offered to prospective students for free or at very low price, in April 2018. We currently offer introductory seminars, which enable prospective students to see first-hand how our course offerings work, as well as select short-courses to provide our students with free introductory learning opportunities. We believe our upgraded trials with introductory seminars and short-courses can, over time, increase average gross billings, conversion rates and sales efficiency.

IT Infrastructure and Capabilities

We devote significant resources to maintaining a reliable, scalable and secure IT infrastructure. We have built our integrated IT infrastructure primarily based on tools, technologies and platforms that we have developed in-house and, to a lesser extent, third-party software and applications that we have licensed or purchased.

We maintain a dedicated IT development and support team. As of December 31, 2018, we had 771 technology development personnel.

Genesis

Our IT infrastructure is critical to supporting our pursuit of excellent student experience and optimal operating efficiency. We have developed Genesis, our proprietary integrated IT infrastructure, to support and connect our students and employees during every major aspect of our business operations, encompassing marketing, sales, course delivery and development, and operation management.

Powering various services and functions, including information and data transmission and sharing, centralized data tracking and data analytics, Genesis is composed of both student interface and employee interface. For one thing, the student interface supports applications and platforms that enable our students to enroll in courses, attend classes, access educational content, interact within our virtual community, and engage in other learning activities throughout their service periods; for another thing, Genesis also incorporates different subsets of functions used by our employees, ranging from our teachers and mentors to our marketing and sales personnel. The employee interface is specifically customized to provide our employees with information and data most relevant to their responsibilities. In addition, Genesis supports a centralized database allowing its users, including our students and employees, to contribute, share and store content and data across our various applications and platforms.

We launched our AI-powered personalized study programs in 2018. This AI-powered software, developed in-house, uses machine learning and natural language processing technology to analyze student behavior and their level of understanding of specific courses. Based on this analysis, we are able to predict test results, with a high accuracy rate, and develop tailor-made learning solutions that are designed to improve study outcomes.

Our Mobile Platforms

We are one of the first movers in China’s education sector to deliver interactive education services via mobile platforms, which has enabled students to learn and connect with fellow students and faculty in a more efficient and flexible manner. Our Sunlands mobile app, available on both iOS and Android, is built with a clear and functional interface that enables access to our course and educational content offerings and our virtual learning community. We have also built mobile WAP pages which allow our students and faculty to enjoy a similar level of functionality as our mobile app without installation.

Our Tuition and Fees

Our tuition fees, including academic fees and registration fees, are charged generally on a per-program basis. From time to time, we offer tuition discounts under various marketing campaigns and promotions. For example, discounts may also be made available to students who purchase multiple courses at a time. We accept fee payments through major third-party online payment solutions in China, including Alipay, Union Pay and WeChat Pay, as well as bank transfers and credit cards.

Students typically self-finance their education or obtain financing from third-party financing programs that cooperate with us. We currently offer the following two payment options to our students:

•	Lump-sum prepayment option. Under a prepaid payment plan, a student is required to make a one-time, lump-sum payment of the tuition to us directly at the beginning of the academic period.
•

Installment payment plan. In 2015, we launched an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to us by such credit provider. We also partner with credit intermediaries, who connect our students with credit providers. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from three to 12 months. Under the cooperation agreement between us and each credit provider, we are responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. We generally do not guarantee the payment of the loan principal by the students. See “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We may face risks associated with the installment tuition payment plan we offer to our students.” In 2016, 2017 and 2018, our student loan coverage ratios were 32.3%, 72.9% and 78.3%, respectively. During the same periods, we made interest payments of RMB20.2 million, RMB106.2 million and RMB159.9 million (US$23.3 million), respectively, to the credit providers.

We generally offer students a full, unconditional refund within 24 hours upon enrollment. If a student requests a refund after taking at least one live streaming course lasting 30 minutes due to any material academic issue associated with our courses within certain refund period, we offer a partial refund. In addition, we may at our discretion grant a partial refund to a student who withdraws at any other time during his or her enrollment, subject to special approval by us. Historically, we allowed our students to obtain a refund under certain conditions. When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period.

Starting in 2018, for certain online courses, we also offer students a bundled service including an integrated online education service package and insurance coverage for tuition refund provided by insurance companies collaborated with us. If the refundable conditions are met, students could claim the insurance equal to the full or partial amount of the tuition fees.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We own copyrights to the educational content we developed in-house. We enter into standard employment agreements with our teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment with us is our intellectual property. As of the date of this annual report, we have registered 35 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 75 software copyrights with the PRC State Copyright Bureau, and registered 183 domain names.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. In the event of a successful claim of infringement and our failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We may from time to time be subject to infringement claims relating to intellectual properties of third parties.” and “—If we fail to protect our intellectual property rights, our brand and business may suffer.”

Competition

We primarily compete with offline, classroom-based education service providers. Additionally, we expect to face competition as a result of new entrants to the post-secondary and professional education market in China, including established education service providers that had not previously offered online education courses. We compete with our competitors for student enrollments and engagement, high-quality faculty members, sales and marketing effectiveness, among other things.

We believe that the principal competitive factors in China’s post-secondary and professional education market include the following:

•	brand awareness and reputation;
•	scope of course offerings;
•	course pricing;
•	interactive, engaging and customized learning experience;
•	teaching quality and level of academic and administrative student support;
•	ease of deployment and use of the course delivery format; and
•	expertise in sales and marketing, and student acquisition and retention; and
•	proven track record of performance.

We believe we compete favorably on the basis of these factors. Our ability to remain competitive will depend, to a great extent, upon our ability to consistently deliver high-quality course offerings and acquire, support and retain students. Some of our present and future competitors may have longer operating histories, larger teams of teaching faculty and supporting staff and greater financial, technical, marketing and other resources. For a discussion of risks relating to competition, see “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business— We face intense competition in our industry, which could divert student to our competitors, lead to pricing pressure and loss of market share, and significantly reduce our gross billings and net revenues.”

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Regulation

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The current Catalogue consists of the list of encouraged industries and the list of special management measures for the market entry of foreign investment, or the Negative List. On June 28, 2018, the NDRC and the MOFCOM updated the Negative List, which became effective on July 28, 2018 and sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements.

According to the Negative List, foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the Negative List. In addition, according to the Negative List, foreign investors shall not engage in the prohibited activities listed in the Negative List. Pursuant to the latest Negative List, the provision of value-added telecommunications services falls in the category of restricted activities and, with a few exceptions, the percentage of foreign ownership cannot exceed 50%.

Regulation Relating to Value-added Telecommunications Services

Licenses for Value-Added Telecommunications Services

The PRC Regulations on Telecommunications, or the Telecommunications Regulations, which was latest amended and came into effect on February 6, 2016, regulate telecommunications activities in China. The Telecommunications Regulations divide the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunication Businesses, or the 2016 MIIT Catalog, which published by MIIT on December 28, 2015 and took effect on March 1, 2016, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, are classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above- mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating our online platform to provide information and services to our students is classified as commercial ICP services. We currently, through Beijing Sunlands, our PRC consolidated VIE, and its wholly owned subsidiary, Beijing Shangren Chongye Education Technology Co., Ltd., or Shangren Chongye, respectively, hold an ICP License. The ICP License of Beijing Sunlands is valid until July 2, 2019 and the ICP License of Shangren Chongye, is valid until May 22, 2019.

Foreign Investment in Value-Added Telecommunication Services

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and latest amended on February 6, 2016, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that, except as otherwise provided by MIIT, the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other categories of value-added telecommunications services except for e-commerce.

To comply with the above-mentioned foreign ownership restrictions, we operate our online platform in China through Beijing Sunlands and its wholly owned subsidiary, Shangren Chongye, all of the shareholders of Beijing Sunlands are PRC domestically funded entities, and are controlled by Wuhan Zhibo, our PRC subsidiary, through a series of contractual arrangements. Beijing Sunlands and Shangren Chongye are the holders of the domain names, trademarks and facilities necessary for daily operations of our online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Regulation Relating to Private Education

Education Law of the PRC

On March 18, 1995, the PRC National People’s Congress promulgated the Education Law of the PRC, or the Education Law, which was further amended on August 27, 2009 and on December 29, 2018, stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Comparing to the version of Education Laws that was amended and came into effect on 2009, which provided that no organization or individual may establish or operate a school or any other educational institution for commercial purposes, the current Education Law narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

The Law for Promoting Private Education and its Implementing Rules

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education, or PE Implementation Rules of the PRC became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution.

Under the above regulations, the operations of a private school are highly regulated. For example, the types and amounts of fees charged by a private school providing academic qualifications education shall be approved by relevant government authorities and publicly disclosed, and a private school that provides non-academic qualifications education shall file its pricing information with the relevant government authorities and publicly disclose such information.

The Decision of the NPC Standing Committee on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and came into force on September 1, 2017.

Under the Amendment, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force. The Amendment further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes.

According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

•

sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•

sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•

for-profit private schools are entitled to set their own tuition fees and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•

private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;

•

where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;

•

the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•

people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspection.

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new private school operating permit, re-register as for-profit school and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC. In addition, it also provides that for-profit private training institutes shall be analogically governed by these Implementation Rules on the Supervision and Administration of For-profit Private Schools.

On August 31, 2017, SAIC and MOE jointly promulgated the Notice of the State Administration for Industry and Commerce and the Ministry of Education on the Work Concerning the Administration of the Name Registration for For-profit Private Schools, which came into effect on September 1, 2017. Such notice requires that private schools shall not use the names or the abbreviations or the particular appellations that are already registered by other schools, unless such private schools have obtained proper authorization from or have investment relationship with these schools. In additions, such notice provides that the industry expression in the name of the private culture education institutions shall typically include “school” or “center,” such as “curriculum training school/center,” “extra-class education school/center,” “self-learning school/center,” “tutorship school/center,” “extra tutoring for examinations school/center” and “extra tutoring school/center” and such industry expression is allowed to embody the disciplines and characteristics of such education institution, such as “English training school.”

Besides the Amendment, the details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations (the “Implementation Regulations”) which include:

•	the amendment to the PE Implementation Rules for the Law of Promoting Private Education of the PRC;
•	the local regulations relating to legal person registration of for-profit and non-profit private schools in certain areas; and
•

the specific measure to be formulated and promulgated by the competent authorities responsible for the administration of private schools, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measure for the collection of non-profit private schools’ fee.

As of the date of this annual report, certain local governments, for example, Beijing, Shanghai, Jiangsu province, Hebei province, Shaanxi province, and Qinghai of Hainan province have promulgated their local regulations relating to legal person registration and administration for private schools. However, these local regulations are silent on the licensing and other administrative requirements for online education schools, and the national implementation regulations or the implementation regulations for Beijing and most provinces in China have yet to be introduced.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refer to educational websites providing academic education services or training services with the issuance of various certificates. Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to Be Retained, pursuant to which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished.

Notwithstanding these decisions formulated by the State Council, as the Administrative Regulations on Educational Websites and Online Education Schools were not explicitly abolished, in practice, certain local authorities continue to implement the approval requirement for setting up education websites and online education schools until February 3, 2016, when the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, explicitly withdrew the approval requirements for operating educational websites and online education schools as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). In November 2018, Beijing Municipal Education Commission and Beijing Municipal Human Resources and Social Security Bureau jointly promulgated the Standards of Private Education and Training Institutions in Beijing (Provisional). Pursuant to these measures, any management measures and regulations applied to the institutions that provides training services only through the Internet will be further promulgated separately. These management measures and regulations have not yet been introduced as of the date of this annual report.

Regulations Relating to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC, promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was further amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

Regulations Relating to Online Publishing

On June 27, 2002, the General Administration of Press and Publication, or GAPP (currently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT) and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in Internet publishing to obtain an Internet Publishing License for engaging in Internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “Internet publishing” is broad and refers to the act by ICP services providers to select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. The “works” as defined under the Internet Publishing Measures include (i) contents from books, newspapers, periodicals, audio-visual products, electronic publications that have already been formally published or works that have been made public in other media, and (ii) all other edited or processed works of literatures, art, natural science, social science, engineering technology, etc.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect as of March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an Internet Publishing License shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our website, such as video-audio clips and course materials, may be deemed as online publications.

Regulations on Television Program Industry

Television program productions and distribution businesses are mainly regulated by Regulations on Administration of Radio and Television, which came in to effect on August 11, 1997 and was recently amended on March 1, 2017, and the Administrative Regulations on Production and Operation of Radio and Television Program which came into effect on August 20, 2004. Pursuant to these regulations, television programs can only be produced by television stations at the municipal level or above or entities with a License for the Production and Operation of Radio and Television Program. Any entity producing and operating radio and television program without the License for the Production and Operation of Radio and Television Program will be subject to the confiscation of tools, equipment of producing radio and television program and a fine of more than 10 thousand RMB and less than 50 thousand RMB by competent local branch of SAPPRFT.

Regulations Relating to Publication Distribution

Under the Administrative Measures for the Publication Market, or Publication Market Measures, which was jointly promulgated by the SAPPRFT and the Ministry of Commerce on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business.

Regulations Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio- visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on May 4, 2016, effective as of June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was latest amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT, or complete certain registration procedures with SAPPRFT. Providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SAPPRFT. In a press conference jointly held by SAPPRFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to re-register with the relevant authorities and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On April 1, 2010, SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

Regulations Relating to Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. According to the Law on the Protection of Consumer Rights and Interests promulgated in 1993 and amended in 2013, business operators shall collect and use the personal information of consumers in a lawful and proper manner by following the principle that information collection or use is genuinely necessary. They shall expressly state the purposes, methods and scope of information collection or use, and obtain the consent of the consumers whose information is to be collected. To collect or use the personal information of consumers, business operators shall disclose their information collection or use rules, and shall not collect or use information in violation of laws or regulations, or in breach of the agreements between the parties concerned. Business operators and their staff members shall strictly keep confidential the personal information of consumers collected, and shall not divulge, sell or illegally provide others with the same. Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address. An ICP service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. According to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information of Citizens, if a business operator collects personal information of citizens by purchasing, accepting or exchanging, or collects personal information of citizens in the course of performing their duties and providing services in violation of relevant provisions of the State (including Law on the Protection of Consumer Rights and Interests) and meet one of the following standards, such operator shall be considered breaching criminal law and such operator and its responsible personnel shall undertake the criminal liabilities: (i) illegal acquisition, sale or provision of more than 50 pieces of track information, communication content, credit information, property information; (ii) illegal acquisition, sale, or provision of more than 500 pieces of accommodation information, communication records, health, physiological information, trading information, and other personal information may affect the safety of personal and property; (iii) illegal acquisition, sale, or provision of more than 5000 pieces of personal information other than the information mentioned in the preceding (i) and (ii); (iv) the profits generated from using the illegally collected and acquired personal information is more than fifty thousand RMB; and (v) resale of the personal information collected in the course of performing their duties and providing service and the amount of resold personal information reaches 50% of the prescribed standard mentioned in (i) or (ii), as applicable. As an ICP services provider, we are subject to these laws and regulations relating to protection of privacy.

The PRC Foreign Investment Law

On March 15, 2019, the Standing Committee of the National People’s Congress has published the Foreign Investment Law, or the FIL, which will become effective on January 1, 2020. The FIL is expected to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the FIL may keep their corporate forms within five years. The implementing rules of the FIL will be stipulated separately by State Council. Pursuant to the FIL, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The FIL stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

Provisions on Talent Market Administration

Provisions on Talent Market Administration promulgated by Ministry of Human Resources and Social Security on April 30, 2015 provides that “job agencies”, which means the organizations specializing in the provision of intermediary services or other related services for the employers and job seekers, either as their core business or as a sideline, shall obtain the approval and the Job Agency Service License from the personnel administration department of the local government before it engages in the business of providing intermediary job services; the Internet information service providers engaged in Internet-based intermediary job services, either as their core business or as a sideline, must apply for the License. Whoever violates Provisions on Talent Market Administration and establishes a job agency or engages in job intermediary services without approval from the labor administrative department of the relevant government shall be ordered to stop the business by the labor administrative department of the relevant government at or above the county level, and be currently given a fine of up to RMB10,000; where there are illegal gains, the perpetrator may be imposed a fine of up to three times the value of the illegal gains, subject to a maximum of RMB30,000.

Regulations Relating to Intellectual Property Rights

Copyright and Software Registration

The Standing Committee of National People’s Congress of PRC adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Patents

The Standing Committee of National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology of the PRC on August 24, 2017 and became effective on November 1, 2017, domain names are registered on a “first-come, first-served” basis. The domain names registered or used by an organization or individual shall not contain any contents prohibited by laws and administrative regulations. A domain name registration applicant shall provide the domain name registration service agency with truthful, accurate and complete identity information on the domain name holder.

Trademark

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. On April 23, 2019, the Standing Committee of the National People's Congress promulgated the latest amendment of Trademark Law, which will come into effect on November 1, 2019. Compared to the currently effective Trademark Law, the latest amendment of Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected and (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people's court according to applicable laws.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its local counterparts for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. If we fail to complete the SAFE registrations, such failure may subject us to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends to us.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short- term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

On January 1, 2017, PBOC promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing or PBOC Circular 9. According to PBOC Circular 9, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9; the enterprise shall, after signing the contract for cross-border financing, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE. To date, though the one-year period has expired, no further regulations or guidances promulgated by PBOC and SAFE in this regard.

Regulations on Tax

PRC Enterprise Income Tax Law

In January 2008, the PRC Enterprise Income Tax Law, or PRC EIT Law, took effect. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Under the PRC EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises,” or the SAT Circular 82, clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. The SAT Circular 82 also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from each of Wuhan Zhibo and Tianjin Sunlands, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the Indirect Transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self- assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Among other things, the SAT Bulletin 37 provides that:

•

for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

•

the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located within 7 days from the date of occurrence of the withholding obligation;

•

where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

•

for the income tax required to be withheld under Article 37 of the PRC EIT Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform withholding obligation, the non-resident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the PRC EIT Law and complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China; where the non-resident enterprise fails to declare and pay tax in accordance with Article 39 of the PRC EIT Law, the tax authority may order it to pay the tax within a specified time limit and the non-resident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the non-resident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled.

•

the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax. The withholding obligator shall set up the account books for withholding and payment of tax and file of contracts and materials to accurately record the withholding and payment of non-resident enterprise income tax;

•

where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the PRC EIT Law, the competent tax authority of the place where the withholding agent is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People’s Republic of China and hold the withholding agent liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding agent is located shall, within 5 working days from the date where it is determined that the payable tax is not withheld in accordance with the law, send the Contact Letter for Non-resident Enterprise Tax Matters to the competent tax authority of the place of occurrence of income and notify the latter of the tax-related matters of the non-resident enterprise.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under SAT Bulletin 7 and/or SAT Bulletin 37 and we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to establish that we should not be held liable for any obligations under SAT Bulletin 7 and/or SAT Bulletin 37.

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On April 4, 2018, the Ministry of Finance and the SAT issued the Notice on the Adjustment of the Value Added Tax Rate, pursuant to which the Value Added Tax Rate of part of the taxable action is adjusted to decline.

On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly issued the Notice on the Policy Concerning Deepening the Reform of Value Added Tax, or Bulletin 39, pursuant to which, from April 1, 2019 to December 31, 2021, for taxpayers providing production and living services, the deductible input VAT amount for the current period shall be added additional 10% based on the actual input VAT amount. The taxpayers providing production and living services refer to the taxpayers whose sales generated from the postal service, telecommunication service, modern service, living service account for more than 50% of the total sales. On March 21, 2019, the SAT issued the Notice on the Matters Concerning Deepening the Reform of Value Added Tax, or SAT Bulletin 14, which further clarifies the methods of declaring the aforesaid additional deductible input VAT amount.

Regulations Relating to Employment and Social Insurance

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

Pursuant to the PRC Labor Law effective as of January 1, 1995 (as amended on December 29, 2018) and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

4.C.	Organizational Structure

The following chart illustrates our organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Equity interest

Contractual arrangements, including the exclusive technical consultation and service agreement, the business operation agreement,

the equity interest pledge agreement, the option agreement, the powers of attorney and the spousal consent letters

(1)

The Founder Holding Platform refers to Pingxiang Miniewa Asset Management Consultancy Center (Limited Partnership), whose general manager is Mr. Jianhong Yin, also known as Peng Ou, our founder and chairman of our Board of Directors.

(2)

The Senior Management Holding Platforms consist of Pingxiang Wuerken Asset Management Consultancy Center (Limited Partnership), Pingxiang Saiersi Asset Management Consultancy Center (Limited Partnership), Pingxiang Xisailuo Asset Management Consultancy Center (Limited Partnership) and Pingxiang Bosaidong Asset Management Consultancy Center (Limited Partnership). The general partner of each of these entities is Mr. Tongbo Liu, our chief executive officer and director.

Contractual Arrangements with Consolidated VIEs and Their Shareholders

Currently, our online education service business in China is operated primarily through Tianjin Shangde and Beijing Sunlands and their subsidiaries due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business, and we have effective control over, and are the primary beneficiary of, each of Beijing Sunlands and Tianjin Shangde through a series of contractual arrangements.

The following is a summary of the contractual arrangements by and among our wholly owned PRC subsidiary Wuhan Zhibo, Beijing Sunlands, the shareholders of Beijing Sunlands, and operating subsidiaries of Beijing Sunlands. In the summary, we refer to the subsidiaries of Beijing Sunlands as signing parties to the VIE contractual arrangements collectively as Beijing Sunlands Subsidiaries. The contractual arrangements by and among us (through our wholly-owned PRC subsidiaries), Tianjin Shangde, the shareholders of Tianjin Shangde and if applicable, operating subsidiaries of Tianjin Shangde are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated.

Exclusive Technical Consultation and Service Agreement. Under the exclusive technical consultation and service agreement among Wuhan Zhibo, and Beijing Sunlands and Beijing Sunlands Subsidiaries, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to Beijing Sunlands and Beijing Sunlands Subsidiaries, and Beijing Sunlands and Beijing Sunlands Subsidiaries agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and Beijing Sunlands Subsidiaries are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Sunlands and Beijing Sunlands Subsidiaries agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of the monthly revenue of Beijing Sunlands and Beijing Sunlands Subsidiaries in such quarter. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of Beijing Sunlands and Beijing Sunlands Subsidiaries. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and the Beijing Sunlands Subsidiaries do not have the right to terminate this exclusive technical consultation and service agreement.

Business Operation Agreement. Under the business operation agreement, each of Beijing Sunlands, the Beijing Sunlands Subsidiaries and the shareholders of Beijing Sunlands confirmed and agreed that, without Wuhan Zhibo’s prior written consent, it shall not engage in any transaction or conduct that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Beijing Sunlands and the Beijing Sunlands Subsidiaries, including but not limited to sale or purchase of any assets or rights with a price exceeding RMB50,000, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment to its articles of association or business scope, or change of its normal operation procedures. Beijing Sunlands, Beijing Sunlands Subsidiaries and the shareholders of Beijing Sunlands shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Beijing Sunlands shall elect or appoint the candidates recommended by Wuhan Zhibo as Beijing Sunlands’ directors and supervisors, and procure the appointment of Beijing Sunlands’ chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, Beijing Sunlands and Beijing Sunlands Subsidiaries is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, the Beijing Sunlands and Beijing Sunlands Subsidiaries. This agreement was entered into on August 15, 2017 and became effective on November 3, 2017 and will remain binding until dissolution of Beijing Sunlands and all of the Beijing Sunlands Subsidiaries.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, the shareholders of Beijing Sunlands pledged all of their equity interests in Beijing Sunlands to Wuhan Zhibo as security for performance of the obligations of Beijing Sunlands and its shareholders under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement. The shareholders of Beijing Sunlands shall instruct Beijing Sunlands not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Wuhan Zhibo may exercise the right to enforce the pledges after giving a notice of default to the shareholders of Beijing Sunlands. Wuhan Zhibo may assign any and all of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of Beijing Sunlands and their successors. The equity interest pledge agreement became effective on November 3, 2017 and the pledges under the equity interest pledge agreement became effective on November 29, 2017 and will remain in effect until the fulfillment of all obligations under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement.

Option Agreement. Under the option agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, each of the shareholders irrevocably granted Wuhan Zhibo a right to purchase, or designate a third party to purchase, equity interests in Beijing Sunlands then held by each shareholder at once or at multiple times at any time in part or in whole at Wuhan Zhibo’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of Beijing Sunlands shall promptly donate all considerations they received from the exercise of the options to Wuhan Zhibo or the designated third party free of charge. Without Wuhan Zhibo’s prior written consent, the shareholders of Beijing Sunlands shall not, individually or collectively, make or procure Beijing Sunlands to engage in any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of Beijing Sunlands. Without Wuhan

Zhibo’s prior written consent, Beijing Sunlands shall not enter into any contract with a price exceeding RMB50,000, except for contracts in the ordinary course of business. Beijing Sunlands shall not be dissolved or liquidated without prior written consent by Wuhan Zhibo. The shareholders of Beijing Sunlands waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of Beijing Sunlands to Wuhan Zhibo as instructed. These agreements were entered into on August 15, 2017 and became effective on November 3, 2017 and shall remain in effect until all equity interests in Beijing Sunlands held by the shareholders have been transferred or assigned to Wuhan Zhibo in accordance with this agreement.

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of Beijing Sunlands, the shareholders of Beijing Sunlands each irrevocably authorized Wuhan Zhibo to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Sunlands, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on behalf of the authorizing parties, exercise all the shareholder’s rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests held in part or in whole) and designate and appoint on their respective behalf the president, directors, supervisors, chief executive officer, chief financial officer and other senior management members of Beijing Sunlands.

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the general partners of entities as the shareholders of Beijing Sunlands, the signing spouses confirmed and agreed that the equity interests of Beijing Sunlands are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Beijing Sunlands held by their spouses.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among our wholly-owned PRC subsidiaries, our VIEs, our VIEs’ respective shareholders and our VIEs’ respective subsidiaries are valid, binding and enforceable under current PRC law.

However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Corporate Structure.”

4.D.	Property, Plants and Equipment

Our current principal executive offices are located at Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. We maintain offices in Beijing, China, with an aggregate of approximately 24,436 square meters. These facilities currently accommodate our management headquarters, as well as our sales and marketing, course and educational content development, and general and administrative activities. We also maintain offices in Wuhan, China, with an aggregate of approximately 35,738 square meters, to support part of our sales and marketing activities. In addition, we maintain offices in Guangzhou, China, with an aggregate of approximately 11,448 square meters, to support our sales and marketing activities as well as general and administrative activities.

We lease all of the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements about our business and operations based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report on Form 20-F.

5.A.	Operating Results

Major Factors Affecting Our Results of Operations

We operate in China’s online post-secondary and professional education market, and our results of operations and financial condition are significantly affected by general factors affecting this market. Drivers for our growth include China’s rapid economic growth, continued urbanization, and rising per capita disposable income, all of which have allowed Chinese households, particularly working adults, to spend more disposable income on education. In addition, driven by a strong desire for employment, career promotion, salary increases and local residence qualification, post-secondary and professional education in China has grown rapidly in the past several years and is expected to continue to grow in the future.

Changes to China’s economy and GDP growth also have a material impact on the online post-secondary and professional education market. In addition, the industry we operate in is fragmented, and we face competition from traditional offline players. At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide online education services and limitations on foreign investments in the online education industry.

Additionally, we believe that our results of operations and financial condition are also affected by company- specific factors, including the factors discussed below.

Our ability to respond to the evolving industry landscape and drive student acceptance of online education format

As an online service provider, we benefited significantly from the increasing proliferation of the internet, in particular the mobile internet, in China. In recent years, driven by the increasing number of internet users and mobile penetration rates, China’s online education industry has experienced an annual growth of more than 20%. China’s online post-secondary and professional education market is expected to grow from approximately RMB33.6 billion in 2017 to RMB130.1 billion in 2022, representing a CAGR of 31.1%, according to a commissioned report prepared by iResearch in connection with our initial public offering. According to the same source, China’s online STE tutoring market is expected to grow from approximately RMB4.5 billion in 2017 to RMB44.7 billion in 2022, representing a CAGR of 58.3%.

We believe that the online education format, as compared to traditional in-person classroom teaching, is superior as it breaks down the time and location barriers of offline education format and offers students more a flexible, convenient and cost-effective alternative. As a result, online education format has become increasingly popular among students, taking away market share from traditional offline players. For this reason, we believe our ability to continue to grow our net revenues and gross billings significantly depends on our ability to continue to convert students to embrace online education formats over traditional offline education format.

Our ability to increase the number of our students and new student enrollments at optimal pricing

Our net revenues and gross billings primarily consist of tuition payments from our students and are therefore affected by the number of our students and new student enrollments and the pricing of our educational services.

Our net revenues and gross billings have grown significantly in recent years, primarily driven by the increase in the number of our students and new student enrollments. The number of our students increased from 382,805 in 2016 to 660,182 in 2017, and further increased to 1,025,959 in 2018. Our new student enrollments increased from 188,733 in 2016 to 387,878 in 2017 and further increased to 526,014 in 2018. Our ability to continue to increase the number of our students and new student enrollments is primarily driven by factors including the quality of our education services, the range and attractiveness of our course offerings, our brand reputation, our ability to convert leads into student enrollments cost-effectively, and the availability of loans from third-party credit providers to our students. See “Item 3. Key Information—3.D.Risk Factors—Risks Related to Our Business—We may face risks associated with the installment tuition payment plan we offer to our students.” Our ability to attract prospective students in target markets and expand our course offerings has a direct impact on maintaining growths in the number of our students and new student enrollments, which in turn is subject to several other factors largely beyond our control, including the perception of the effectiveness of online education as compared to offline, classroom-based courses and the popularity of the degrees, diplomas and professional certifications our students are pursuing.

Our pricing is affected by the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our course offerings, and the income levels that our students expect to achieve upon passing the exams that they are pursuing through taking our courses.

Our ability to maintain an optimal mix of course length

We typically receive tuition from our students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenue and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. For the year ended December 31, 2018, the weighted average length of our degree- or diploma-oriented post- secondary courses was approximately 31 months, and the weighted average length of our professional certification preparation and professional skills courses was approximately 20 months. As of December 31, 2016, 2017 and 2018, our deferred revenue were RMB727.6 million, RMB2,110.4 million and RMB3,286.0 million (US$477.9 million), respectively.

We continually evaluate our mix of course length. As we make these evaluations, we may market and sell courses with shorter or longer durations in order to balance among various goals, including satisfying student needs, driving revenue growth, and improving visibility of future earnings, which may affect our ability to increase our net revenues on a continuous basis. For example, if we increase the percentage of courses with longer durations in our total course offerings, our net revenues for a given period may reduce as an increasing part of our revenues may be deferred and recognized across longer periods. Any material change in our mix of course length could have a significant impact on our results of operations.

Our ability to sell and market our services cost-effectively

We depend on our ability to sell and market our services in a cost-effective manner to maintain and improve our operating margins.

Sales and marketing expenses have historically represented a substantial majority of our total operating expenses. In 2016, 2017 and 2018, our sales and marketing expenses were RMB503.6 million, RMB1,351.8 million and RMB2,152.8 million (US$313.1 million), respectively. Our sales and marketing expenses are primarily composed of marketing spending and expenses incurred in relation to sales and marketing personnel. Our ability to lower our sales and marketing expenses as a percentage of gross billings depends on our ability to improve sales and marketing efficiency and leverage our existing brand value and word-of-mouth referrals in our sales and marketing efforts. In 2016, 2017 and 2018, our marketing effectiveness ratio, as measured by dividing our marketing spending by our gross billings, was 24.8%, 20.2% and 29.1%, respectively.

We have acquired many of our existing students through search engine marketing channels, mobile marketing channels and, to a lesser extent, offline channels. Further, we rely on a large sales force to provide counseling-oriented sales services to convert sales leads into enrollments. As such, the cost-effectiveness of our sales and marketing depends heavily on our ability to enhance returns from different marketing channels, as well as to improve the efficiency of our counseling-oriented sales activities. We also plan to further strengthen our mobile marketing endeavors, which we believe are particularly critical to attracting prospective students who are not yet aware of solutions available to satisfy their desire to pursue post-secondary and professional education. These initiatives have placed, and will continue to place, significant strains on our ability to sell and market our course offerings in an efficient and cost-effective manner.

Key Components of Results of Operations

Net revenues

We derive substantially all of our net revenues from tuition that we charge our students for the course packages that they purchase from us. In 2016, 2017 and 2018, we generated net revenues of RMB418.9 million, RMB970.2 million and RMB1,974.0 million (US$287.1 million), respectively.

We generally bill our students for the entire course tuition upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenue and is generally recognized proportionally over a weighted average period of 31 months for our degree- or diploma-oriented post-secondary courses and a weighted average period of 20 months for our professional certification preparation and professional skills courses for the year ended December 31, 2018. As of December 31, 2016, 2017 and 2018, we had deferred revenue of RMB727.6 million, RMB2,110.4 million and RMB3,286.0 million (US$477.9 million), respectively. For a reconciliation of our gross billings and net revenues, see “—Non-GAAP Financial Measures.”

The following table sets forth a breakdown of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Degree- or diploma-oriented post-secondary courses	292,653	69.8	819,020	84.4	1,806,382	262,727	91.6
STE courses	277,915	66.3	781,538	80.5	1,692,803	246,208	85.8
Other degree- or diploma-oriented post-secondary course	14,738	3.5	37,482	3.9	113,579	16,519	5.8
Professional certification preparation and professional skills courses	120,516	28.8	145,164	15.0	160,672	23,369	8.1
Others(1)	5,741	1.4	5,978	0.6	6,931	1,008	0.3
Total net revenues	418,910	100.0	970,162	100.0	1,973,985	287,104	100.0

Note: (1)	Includes commissions received for providing referral services to third-party education institutions.

Cost of revenues

We recorded cost of revenues of RMB71.0 million, RMB170.3 million and RMB330.4 million (US$48.1 million) in 2016, 2017 and 2018, respectively. Our cost of revenues primarily consists of compensation for our teachers and mentors. In 2016, 2017 and 2018, the labor costs that we recorded as cost of revenues were RMB52.8 million, RMB118.0 million and RMB239.8 million (US$34.9 million), respectively, accounting for 74.3%, 69.3% and 72.6%, respectively, of our cost of revenues for the same periods. Our cost of revenues also included exams and services expenses, teaching materials costs, insurance costs and live streaming and related equipment costs. We expect our cost of revenues to increase in an absolute amount in line with our expansion of business and student base growth.

Operating expenses

Our operating expenses consist of sales and marketing expenses and, to a lesser extent, general and administrative expenses and product development expenses. The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	503,643	83.0	1,351,811	78.2	2,152,830	313,116	80.6
General and administrative	89,390	14.7	342,906	19.8	443,691	64,532	16.6
Product development	13,932	2.3	32,862	2.0	76,022	11,057	2.8
Total operating expenses	606,965	100.0	1,727,579	100.0	2,672,543	388,705	100.0

Sales and marketing expenses

In 2016 and 2017, our sales and marketing expenses primarily consisted of (i) salaries paid to our sales and marketing personnel employed by us; (ii) student acquisition expenses, which mainly include marketing spending for search engine marketing channels and mobile marketing channels and commissions for the sales and marketing personnel employed by us; and (iii) rentals of premises occupied by our sales and marketing personnel.

We started to incur business process outsourcing services fees in the second half of 2018 as we began to outsource certain of our sales and marketing functions to third-party service providers, with a goal to improve our operating efficiency and streamline our sales and marketing efforts.

The following table sets forth a breakdown of our sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for 2016 and 2017:

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	%
	(in thousands, except for percentages)
Employee salaries	211,574	42.0	540,848	40.0
Student acquisition expenses	203,760	40.5	530,592	39.3
Rentals and related expenses	43,857	8.7	66,223	4.9
Others	44,452	8.8	214,148	15.8
Total sales and marketing expenses	503,643	100.0	1,351,811	100.0

In the second half of 2018, with a goal to improve our operating efficiency and streamline our sales and marketing efforts, we began to outsource certain of our sales and marketing functions to third-party service providers and therefore started to incur business process outsourcing fees in relation to such outsourcing arrangements. These fees mainly include the amounts that we paid to such third-party service providers pursuant to the business process outsourcing agreements we entered into with them. In connection with this initiative, in 2018 we changed how the components of our sales and marketing expenses are presented, which we believe is better indicative of future trends in our sales and marketing expenses.

The following table sets forth a breakdown of our sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for 2018:

	For the Year Ended December 31,
	2018
	RMB	US$	%
	(in thousands, except for percentages)
Expenses incurred in relation to sales and marketing personnel	915,092	133,095	42.5
Marketing spending	934,175	135,870	43.4
Rentals and related expenses	97,252	14,145	4.5
Others	206,311	30,006	9.6
Total sales and marketing expenses	2,152,830	313,116	100.0

Our expenses incurred in relation to sales and marketing personnel consist of (i) salaries paid to our sales and marketing personnel employed by us; (ii) commissions for the sales and marketing personnel employed by us; and (iii) business process outsourcing service fees and commissions. We group these three items together as we believe that they are related to the size of our sales and marketing personnel. We also believe that this reflects how our management manages our sales and marketing efforts. The marketing spending includes expenses relating to our search engine marketing channels and mobile marketing channels.

Historically, we had incurred significant sales and marketing expenses as we invested substantially in our sales, branding and marketing efforts and expanding our sales and marketing team to increase student enrollments and gain market share. We expect our sales and marketing expenses to increase in the foreseeable future as we plan to further grow our student enrollments to strengthen our existing leadership in China’s post-secondary and professional education market.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) compensation for our senior executives and administrative personnel, (ii) rentals of premises occupied by our senior executives and administrative personnel, and (iii) administrative and other expenses. We expect our general and administrative expenses to increase as we continue to incur additional costs as a result of operating as a public company.

Product development expenses

Our product development expenses primarily consist of (i) compensation for our course and educational content development professionals and technology development personnel, and (ii) rentals of premises occupied by our course and educational content development professionals and technology development personnel. We expect our product development expenses to increase in the foreseeable future, as we plan to continue to invest in our course and educational content development efforts to improve our teaching quality and student learning experience.

Results of Operations

The following table sets forth our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	418,910	970,162	1,973,985	287,104
Cost of revenues(1)	(70,986)	(170,261)	(330,376)	(48,051)
Gross profit	347,924	799,901	1,643,609	239,053
Operating expenses
Sales and marketing expenses(1)	(503,643)	(1,351,811)	(2,152,830)	(313,116)
Product development expenses(1)	(13,932)	(32,862)	(76,022)	(11,057)
General and administrative expenses(1)	(89,390)	(342,906)	(443,691)	(64,532)
Total operating expenses	(606,965)	(1,727,579)	(2,672,543)	(388,705)
Loss from operations	(259,041)	(927,678)	(1,028,934)	(149,652)
Interest income	3,051	13,578	70,355	10,232
Interest expense	—	—	(2,171)	(316)
Other income, net	2,423	276	32,090	4,667
Loss before income tax expenses	(253,567)	(913,824)	(928,660)	(135,069)
Income tax expenses	—	—	—	—
(Loss)/gain from equity method investments	—	(4,890)	1,710	249
Net loss	(253,567)	(918,714)	(926,950)	(134,820)
Less: Net (loss)/gain attributable to noncontrolling interest	—	(136)	72	10
Net loss attributable to Sunlands Technology Group	(253,567)	(918,578)	(927,022)	(134,830)
Net loss per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	(66.40)	(232.80)	(147.27)	(21.42)
Weighted average shares used in calculating net loss per ordinary share—basic and diluted	3,818,618	3,945,864	6,294,870	6,294,870

Note:

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	19,244	314	46
Sales and marketing expenses	—	75,237	773	112
Product development expenses	—	—	—	—
General and administrative expenses	—	194,282	2,764	402
Total	—	288,763	3,851	560

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues

Our net revenues increased by 103.5% from RMB970.2 million in 2017 to RMB1,974.0 million (US$287.1 million) in 2018, mainly driven by the increase in our gross billings, which was in turn attributable to increases in both the number of our students and the number of our new student enrollments. The number of our students increased from 660,182 in 2017 to   1,025,959 in 2018 and the number of new student enrollments grew by approximately 35.6% from 387,878 in 2017 to 526,014 in 2018, primarily as a result of our increased investment in improving the quality of our course and educational content offerings and sales, branding and marketing spending.

Cost of revenues

Our cost of revenues increased by 94.0% from RMB170.3 million in 2017 to RMB330.4 million (US$48.1 million) in 2018, primarily due to the enhanced level of compensation for our faculty members, which mainly include teachers and mentors, as we continued to attract new and retain our existing faculty members. The total amount of compensation for such personnel increased by 103.3% from RMB118.0 million in 2017 to RMB239.8 million (US$34.9 million) in 2018.

Gross profit

As a result of the foregoing, our gross profit increased by 105.5% from RMB799.9 million in 2017 to RMB1,643.6 million (US$239.1 million) in 2018. Our gross margin increased from 82.5% in 2017 to 83.3% in 2018.

Operating expenses

Our operating expenses increased by 54.7% from RMB1,727.6 million in 2017 to RMB2,672.5 million (US$388.7 million) in 2018.

Sales and marketing expenses

Our sales and marketing expenses increased by 59.3% from RMB1,351.8 million in 2017 to RMB2,152.8 million (US$313.1 million) in 2018, which was primarily driven by (i) an increase in the expenses relating to our online sales and marketing channels which in turn was primarily due to increased spending on search engine marketing channels and mobile marketing channels and (ii) an increase in the expenses incurred in connection with our sales and marketing personnel, which was in turn mainly due to an increase in the number of sales and marketing personnel that we deployed (including both personnel that were employed by us and personnel employed and dispatched to us by third-party service providers). As of December 31, 2018, we used services provided by a total of approximately 7,800 sales and marketing personnel, consisting of 1,746 sales and marketing personnel employed by us and approximately 6,100 sales and marketing personnel dispatched by third-party service providers pursuant to the business process outsourcing service contracts between us and such third-party service providers.

General and administrative expenses

Our general and administrative expenses increased by 29.4% from RMB342.9 million in 2017 to RMB443.7 million (US$64.5 million) in 2018, primarily due to the increases in (i) the compensation paid to our management and administrative personnel; (ii) the professional service fee incurred as a public company; and (iii) rental and office expenses relating to office and administrative functions.

Product development expenses

Our product development expenses increased by 131.3% from RMB32.9 million in 2017 to RMB76.0 million (US$11.1 million) in 2018, primarily due to the increase in the compensation for our course and educational content professionals and technology development personnel during the same periods. The compensation for our course and educational content professionals and technology development personnel which increased by 131.9% from RMB29.9 million in 2017 to RMB69.3 million (US$10.1 million) in 2018.

Net loss

As a result of the foregoing, our net loss in 2018 was RMB927.0 million (US$134.8 million), compared to RMB918.7 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues

Our net revenues increased by 131.6% from RMB418.9 million in 2016 to RMB970.2 million in 2017, mainly driven by the increase in our gross billings, which was in turn attributable to increases in both the number of our new student enrollments and gross billings per new student enrollment. The number of new student enrollments grew by approximately 105.5% from 188,733 in 2016 to 387,878 in 2017, primarily as a result of our increased investment in improving the quality of our course and educational content offerings and sales, branding and marketing spending. Our gross billings per new student enrollment grew by 56.4% from RMB3,926.0 in 2016 to RMB6,140.5 in 2017, primarily as a result of increased new student enrollments in our associate diploma plus bachelor’s degree programs which charge higher tuition as well as our increased ability to charge higher tuition for other course packages as we continued to improve our service quality and gain popularity among students.

Cost of revenues

Our cost of revenues increased by 139.9% from RMB71.0 million in 2016 to RMB170.3 million  in 2017, primarily due to the increase in the compensation for our faculty members, which mainly include teachers and mentors, as we continued to attract new and retain our existing faculty members. The total amount of compensation for such personnel increased by 123.6% from RMB52.8 million in 2016 to RMB118.0 million in 2017. The total number of our faculty was 399 and 809, respectively, as of December 31, 2016 and 2017.

Gross profit

As a result of the foregoing, our gross profit increased by 129.9% from RMB347.9 million in 2016 to RMB799.9 million in 2017. Our gross margin decreased from 83.1% in 2016 to 82.5% in 2017, primarily as a result of the share-based compensation included in cost of revenues incurred in 2017.

Operating expenses

Our operating expenses increased by 184.6% from RMB607.0 million in 2016 to RMB1,727.6 million in 2017.

Sales and marketing expenses

Our sales and marketing expenses increased by 168.4% from RMB503.6 million in 2016 to RMB1,351.8 million in 2017, mainly driven by increases in (i) salaries paid to our sales and marketing personnel, (ii) student acquisition expenses, which mainly included expenses relating to our online sales and marketing channels and commissions paid to our sales and marketing personnel, and (iii) share-based compensation expenses incurred in connection with options to purchase our ordinary shares granted to our sales and marketing personnel under our 2017 Plan. Employee compensation increased by 155.6% from RMB211.6 million in 2016 to RMB540.8 million in 2017, primarily as a result of the increase in the number of our sales and marketing personnel. As of December 31, 2016 and 2017, we had 2,359 and 7,254 sales and marketing personnel, respectively. Student acquisition expenses increased by 160.4% from RMB203.8 million in 2016 to RMB530.6 million in 2017, primarily driven by our increased spending on sales, branding and marketing activities, including investments in broadening our search engine and mobile application channels. We incurred share-based compensation included in sales and marketing expenses of RMB75.2 million in 2017, while we did not incur any such share-based compensation in 2016.

General and administrative expenses

Our general and administrative expenses increased by 283.6% from RMB89.4 million in 2016 to RMB342.9 million in 2017, primarily due to increases in (i) share-based compensation expenses incurred in connection with ordinary shares and options to purchase our ordinary shares to our senior executives and key employees; and (ii) recruitment expenses and compensation for our senior executives and administrative staff, both of which were primarily attributable to the hiring of new senior executives in 2017.

Product development expenses

Our product development expenses increased by 135.9% from RMB13.9 million in 2016 to RMB32.9 million in 2017, primarily due to the increase in the compensation for our course and educational content professionals and technology development personnel during the same periods. The compensation for our course and educational content professionals and technology development personnel which increased by 153.6% from RMB11.8 million in 2016 to RMB29.9 million in 2017.

Net loss

As a result of the foregoing, our net loss increased by 262.3% from RMB253.6 million in 2016 to RMB918.7 million in 2017.

Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. For a more detailed discussion of our tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Business—Our Tuition and Fees.” Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period.

EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their respective most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	418,910	970,162	1,973,985	287,104
Less: other revenues(1)	(5,741)	(5,978)	(6,961)	(1,012)
Add: tax and surcharges	14,302	34,712	71,779	10,440
Add: ending deferred revenue	727,569	2,110,428	3,286,025	477,933
Less: beginning deferred revenue	(414,077)	(727,569)	(2,110,428)	(306,949)
Gross billings (non-GAAP)	740,963	2,381,755	3,214,400	467,516

Note: (1)	Includes commissions received for providing referral services to third-party education institutions.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(253,567)	(918,714)	(926,950)	(134,820)
Add: Income tax expenses	—	—	—	—
Depreciation and amortization	5,470	8,109	25,778	3,749
Interest expense	—	—	2,171	316
Less: interest income	(3,051)	(13,578)	(70,355)	(10,232)
EBITDA (non-GAAP)	(251,148)	(924,183)	(969,356)	(140,987)

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiary in Hong Kong is subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by Sunlands HK will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

PRC

Our subsidiaries and our consolidated VIEs and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign- invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Prior to May 2016, our PRC subsidiaries were subject to business tax and related surcharges at a rate of 3.36% and 5.6% on revenues related to educational services and non-educational services, respectively. Our net revenues are presented net of those taxes incurred.

Beginning in May 2016, in accordance with Tax rule (Cai Shui [2016] No. 68), the non-academic educational programs and services are subject to a simple VAT collection method at a rate of 3%. Entities which are subject to the tax rate of 3% are not allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Our educational services which were previously subject to business tax, are therefore subject to VAT at the rate of 6% for Tianjin Shangde and 3% for our other subsidiaries, VIEs and VIEs’ subsidiaries. The VAT rate applicable to our non-educational service is 6% in accordance with Tax rule, Cai Shui [2016] No. 36.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing regulations provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from each of Wuhan Zhibo and Tianjin Sunlands, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This standard replaced existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The ASU also includes guidance regarding the accounting for contract acquisition costs, which includes sales commissions. We have early adopted the new standard as of January 1, 2017 using the full retrospective method which requires us to present our financial statements for all periods as if Topic 606 had been applied to all prior periods. We did not apply practical expedients as provided under Topic 606.

We follow five steps for our revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenue is reported net of discount, business tax, value added tax and related surcharges. The primary sources of our revenues are as follows:

Online education services

For online education services, we provide an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, our integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 31 months and 20 months, respectively, for the year ended December 31, 2018.

The transaction price of the integrated online education service package is determined by the contract amount net of any discounts. Students are offered a full, unconditional refund within 24 hours upon enrollment, and a partial refund for the undelivered courses, excluding registration fees, within 7 days.

Online education services consist of two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends. For the refundable course model, we provide a student the ability to apply for a refund if the student achieves certain agreed conditions. We estimate the variable consideration to be earned to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved and recognizes revenue over time from the registration day to the day on which the service period ends on a straight line basis. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available.

Under the non-refundable course model, for certain online courses, the service period includes a regular period plus an extended period. We offer students an extended period after the regular period if conditions are met. Based on historical passing rates, and forecasted passing rates due to continuous improvement of service equality, we apply and categorize the students by portfolio (1) eligible to extended period and (2) not eligible to extended period and estimates the portion of each portfolio. We recognize the revenue on each portfolio over time from the registration day to the day on which the service is expected to end on a straight line basis.

Online education services with insurance coverage since 2018

Under the non-refundable course model, for certain online courses, we offer students a bundled service including an integrated online education service package with insurance coverage for tuition refund. If the refundable conditions are met, students could claim the insurance equal to the full or partial amount of the service fee. We identify that the integrated online education service package and the insurance service are two separate performance obligations as students can benefit from each service on its own and they are separately identifiable in the contract. We record revenue generated from online education services with insurance coverage on a gross basis as we are acting as the principal to fulfil all obligation and control all the services transferred to the students.

We estimate the standalone selling prices of each performance obligation based on the expected cost of satisfying each performance obligation plus an estimated margin for each performance obligation. Revenues for integrated online education service and the insurance coverage service are recognized based on their relative stand-alone selling price over their respective service periods on a straight line basis from the registration day to the day on which the service period ends as the students simultaneously receive and consume the benefits provided by these two performance obligations.

Our deferred costs represent the unamortized incremental sales commission relating to obtaining of customers contract, and the contract liability primarily consists of deferred revenue.

Student Financing

We offer an installment payment option to students, under which the students obtain loans from accredited credit sources (“Loan Companies”) for the purpose of satisfying the student’s tuition payment due. The borrowing student is obligated to repay the loan principal in installments over periods ranging from three months to 12 months to the Loan Companies, while we agree with the Loan Companies to bear the student’s interest expense and service fees. The Loan Companies remit the tuition to us for students to complete the registration. The interest expense and service fees are recorded as a reduction of the transaction price.

Commission revenue

We earn commission revenue by providing referral services to third party education institutions. Commission revenue is recognized when the referred students registered at the third party education institutions and the tuition fees are paid, by when the performance obligation is satisfied.

Consolidation of variable interest entity

Our consolidated financial statements include the financial statements of Sunlands Technology Group, its subsidiaries, its VIEs and the VIEs’ subsidiaries. All profits, transactions and balances among Sunlands Technology Group, its subsidiaries, its VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership in value-added telecommunication services and other internet-related business. As Wuhan Zhibo and Tianjin Sunlands are deemed as foreign legal person under PRC laws, our subsidiaries are not eligible to engage in the provision of online education services. Due to these restrictions, we conduct our online education service business in China primarily through contractual arrangements among (i) Wuhan Zhibo, our wholly owned PRC subsidiary, Beijing Sunlands, our VIE, and shareholders of Beijing Sunlands and (ii) Tianjin Sunlands, our wholly owned PRC subsidiary, Tianjin Shangde, our VIE, and shareholders of Tianjin Shangde. As a result of these contractual arrangements, the shareholders of our VIEs irrevocably granted each of Wuhan Zhibo and Tianjin Sunlands the power to exercise all voting rights to which they were entitled. In addition, Wuhan Zhibo has the option to acquire all of the equity interests in Beijing Sunlands and Tianjin Sunlands has the option to acquire all of the equity interests in Tianjin Shangde, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Wuhan Zhibo and Tianjin Sunlands are entitled to receive service fees for certain services to be provided to the VIEs in an amount at their discretion. We concluded that Beijing Sunlands and Tianjin Shangde are our VIEs, of which we are the primary beneficiary. As such, we consolidate the results of operations of the VIEs and VIEs’ subsidiaries in our consolidated financial statements.

As advised by Tian Yuan Law Firm, our PRC legal counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Income taxes

Current income taxes are provided in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when it, in the opinion of us, is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely- than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair value of ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Fair Value per share	DLOM	Discount Rate	Type of valuation	Purpose of valuation
	(RMB)
January 18, 2013	0.54	40%	30%	Retrospective	To determine the fair value of share option grant
April 18, 2014	1.38	30%	25%	Retrospective	To determine the fair value of share option grant
August 18, 2015	1.79	25%	25%	Retrospective	To determine the fair value of share option grant
October 20, 2017	565.80	10%	18%	Retrospective	To determine the fair value of share option grant

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The option-pricing method was used to allocate our equity value to preferred shares or other senior securities and ordinary shares, taking into account the guidance prescribed by the AICPA Practice Guide. This method treats ordinary shares and preferred shares or other senior securities as call options on the equity value, with exercise prices based on their respective payoffs upon a liquidity event.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

•

Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•

Comparable Companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, nine publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the education service industry and (ii) their shares are publicly traded in the United States.

•

Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Finnerty’s (2012) Average-Strike Put Options model. This model estimates a DLOM as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it takes into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the ordinary shares.

Fair Value of Options

The fair value of the options granted prior to our initial public offering is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Grant Date
October 20, 2017
Risk-free interest rate(1)	2.0%-2.4%
Expected volatility(2)	32%-45%
Expected dividend yield(3)	0%
Exercise price (RMB)	0.0312-560.95
Exercise multiples(4)	2.2-2.8
Fair value of underlying ordinary shares (RMB)(5)	565.80

Note:

(1)

We estimate risk-free interest based on the yield to maturity of US Sovereign Strips Curve with maturity date closest to the life to expiration, plus country default spread of China as of the valuation dates.

(2)	We estimated expected volatility based on the daily share price volatility of comparable companies for an observation period that matches the life to expiration of share options.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	The exercise multiple is estimated based on empirical research on typical employee stock option exercising behavior.
(5)	The estimated fair value of the ordinary shares underlying the options as of the grant dates was mainly determined based on a retrospective valuation with the assistance of a third-party appraiser.

Subsequent to our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares for purposes of recording share-based compensation in connection with the equity awards granted pursuant to the 2017 Plan.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

Share-based compensation awards which require the issuance of a variable number of shares to settle a fixed monetary amount are accounted for as liabilities.

In October 2017, the shareholders of Sunlands Cayman approved the 2017 Plan under which we were authorized to grant a maximum of 483,846 ordinary shares. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares.

On October 20, 2017, Sunlands Cayman granted: (i) 363,452 options in Sunlands Cayman under the 2017 Plan for an exercise price of US$0.0047 (equivalent to RMB0.0312) (“Scheme I”), and (ii) 66,053 options in Sunlands Cayman under the 2017 Plan for an exercise price of US$84.75 (equivalent to RMB560.95) (“Scheme II”).

The options under Scheme I of the 2017 Plan shall be vested and become exercisable immediately at the grant date. We recorded compensation expenses of RMB205.7 million under Scheme I of the 2017 Plan for the year ended December 31, 2017 in the consolidated financial statements of Sunlands Cayman.

The options under Scheme II of the 2017 Plan shall be vested and become exercisable in the installments of 10%, 20%, 30% and 40%, respectively, on the first, second, third and fourth anniversary of the date of our initial public offering. The vesting and exercisability of options granted under Scheme II of the 2017 Plan are both upon our initial public offering which is not assessed as probable until the effective date of the initial public offering. Therefore, no share-based compensation expenses were accrued under Scheme II of the 2017 Plan for the year ended December 31, 2017. Upon the completion of our initial public offering in March 2018, a compensation expense of RMB2.8 million was recorded for the year ended December 31, 2018.

On May 17, 2018, our board of directors approved the payment of compensation to certain independent directors for their services rendered for the year ended December 31, 2018. The payment will be settled by issuing a variable number of our shares valued at RMB1.1 million and the share number is determined by dividing such fixed amount by the average closing price during certain periods of time. We accounted for the share-based payment awards to the independent directors as liabilities which was included in accrued expenses and other current liabilities.

On August 24, 2018, our board of director approved an additional 345,503 ordinary shares be reserved for future issuance under the 2017 Plan. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares.

We recorded share-based compensation expenses of nil, RMB288.8 million and RMB3.9 million (US$0.6 million), respectively, for the years ended December 31, 2016, 2017 and 2018.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	36-37 years
Leasehold and buildings improvement	Shorter of lease term or expected useful life
Electronic and office equipment	3-5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Recent Accounting Pronouncements

The detailed discussion on recent accounting pronouncements is included in note 2 to our audited consolidated financial statements, which are included in this annual report on Form 20-F.

5.B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and, to a lesser extent, proceeds from the issuance and sale of our ordinary shares. As of December 31, 2018, we had RMB1,248.8 million (US$181.6 million) in cash and cash equivalents, the majority of which were held by our Cayman Island holding company, PRC subsidiaries and VIEs and VIEs’ subsidiaries in China. Our cash and cash equivalents consist primarily of bank deposits. Our cash and cash equivalents are primarily denominated in U.S. dollars. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

We incurred net losses of RMB253.6 million, RMB918.7 million and RMB927.0 million (US$134.8 million), respectively, for the years ended December 31, 2016, 2017 and 2018. We had negative working capital (which is the difference between current assets and current liabilities) of RMB367.2 million and RMB535.6 million as of December 31, 2016 and 2017, respectively, and we had positive working capital of RMB268.5 million (US$39.1 million) as of December 31, 2018. For the years ended December 31, 2016 and 2017, the major factor for our negative working capital position was deferred revenue.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through subsidiaries and consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our

PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	89,272	819,538	180,543	26,260
Net cash used in investing activities	(117,695)	(615,895)	(1,186,721)	(172,602)
Net cash provided by financing activities	47,080	341,472	1,587,343	230,869
Effect of exchange rate changes	—	(8,759)	108,186	15,735
Net increase in cash and cash equivalents	18,657	536,356	689,351	100,262
Cash and cash equivalents at beginning of the year	4,446	23,103	559,459	81,370
Cash and cash equivalents at end of the year	23,103	559,459	1,248,810	181,632

Operating Activities

Net cash provided by operating activities amounted to RMB180.5 million (US$26.3 million) in 2018. The difference between our net loss of RMB927.0 million (US$134.8 million) and the net cash provided by operating activities was mainly due to (i) an increase in deferred revenue of RMB1,175.6 million (US$171.0 million) and (ii) an increase in accrued expenses and other current liabilities of RMB214.7 million (US$31.2 million), partially offset by (i) an increase in deferred costs of RMB229.0 million (US$33.3 million) and (ii) an increase in prepaid expenses and other current assets of RMB92.3 million (US$13.4 million). Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Net cash provided by operating activities was RMB819.5 million in 2017. The difference between our net loss of RMB918.7 million and the net cash provided by operating activities was mainly due to (i) an increase in deferred revenue of RMB1,382.9 million, (ii) an increase in accrued expenses and other current liabilities of RMB164.2 million, and (iii) an adjustment in share-based compensation of RMB288.8 million, partially offset by (i) an increase in prepaid expenses and other current assets of RMB30.2 million and (ii) an increase in deferred cost of RMB73.0 million. Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions relating to acquiring new customers which are capitalized and expected to be recovered.

Net cash provided by operating activities was RMB89.3 million in 2016. The difference between our net loss of RMB253.6 million and the net cash provided by operating activities was mainly due to (i) an increase in deferred revenue of RMB313.5 million and (ii) an increase in accrued expenses and other current liabilities of RMB35.7 million, partially offset by an increase of deferred cost of RMB14.1 million. Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions relating to obtaining customer contracts which are capitalized and expected to be recovered.

Investing Activities

Net cash used in investing activities was RMB1,186.7 million (US$172.6 million) in 2018, which was primarily attributable to purchase of short-term investments, which mainly included financial products purchased from commercial banks and financial institutions, of RMB4,352.1 million (US$633.0 million), partially offset by the proceeds from maturity of short-term investments of RMB3,708.8 million (US$539.4 million).

Net cash used in investing activities was RMB615.9 million in 2017, which was primarily attributable to purchase of short-term investments, which mainly included financial products offered by commercial banks and financial institutions in China, of RMB2,139.1 million, partially offset by disposal of short-term investments of RMB1,931.0 million.

Net cash used in investing activities was RMB117.7 million in 2016, which was primarily attributable to purchase of short-term investments, which mainly included short-term financial products offered by commercial banks and financial institutions in China, of RMB858.5 million partially offset by disposal of such short-term investments of RMB757.5 million.

Financing Activities

Net cash provided by financing activities in 2018 was RMB1,587.3 million (US$230.9 million), which primarily resulted from (i) proceeds from our initial public offering in 2018, net of issuance cost, of RMB1,109.5 million (US$161.4 million), (ii) proceeds from related parties of RMB253.7 million (US$36.9 million) and (iii) proceeds from bank loan of RMB260.0 million (US$37.8 million), partially offset by payment for share repurchase of RMB34.0 million (US$4.9 million).

Net cash provided by financing activities in 2017 was RMB341.5 million, which mainly resulted from the capital contribution from our series B and B+ shareholders of RMB732.7 million in total, partially offset by capital withdrawal of RMB285.1 million by the shareholders of our Series A convertible redeemable preferred shares.

Net cash provided by financing activities in 2016 was RMB47.1 million, which was primarily attributable to capital contribution from our Series A preferred shareholders of RMB335.0 million, partially offset by capital reduction to our previous offshore holding company of RMB293.6 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment and buildings necessary to support our operations. Our capital expenditures were RMB16.7 million, RMB398.9 million and RMB518.4 million (US$75.4 million), respectively, for the years ended December 31, 2016, 2017 and 2018.

Holding Company Structure

Sunlands Technology Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profits, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

5.C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility. See “Item 4. Information on the Company—4.B. Business Overview—IT Infrastructure and Capabilities.”

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2018.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitment(1)	1,081,338	110,796	188,296	161,601	620,645
Investment commitment(2)	25,000	25,000	—	—	—

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices and public displays.
(2)	Represents commitments in connection with long-term investments as of December 31, 2018.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Ou	41	Founder, Chairman
Tongbo Liu	33	Chief Executive Officer, Director
Yipeng Li	41	Chief Financial Officer
Lu Lu	35	Chief Strategy Officer, Director
Zheng Du	35	Chief Operating Officer, Director
Michael Minhong Yu	56	Independent Director
Yang Wang	44	Director
Gaoneng Ji	31	Director
Sam Hanhui Sun	46	Independent Director
Xiaochuan Wang	40	Independent Director

Peng Ou is our Founder and the Chairman of our Board of Directors. Mr. Peng Ou is the key architect of our success and has led us to the achievement of a number of our milestones and transformations, including the transition of our business from an offline to an online education model. Mr. Ou received his bachelor’s degree in marketing from Renmin University in 2000.

Tongbo Liu has served as our Chief Executive Officer since January 2015 and director since August 2017. He joined our company in 2009, immediately after graduation from Tsinghua University with a bachelor’s degree in applied mathematics. He started as a management trainee and was promoted to vice president in January 2012, responsible for our comprehensive operation in the greater Beijing region.

Yipeng Li has served as our Chief Financial Officer since September 2017. Prior to joining us, Mr. Li served as the chief financial officer of Alibaba Health Information Technology Limited, a company listed on the Hong Kong Stock Exchange and a subsidiary of Alibaba Group, from September 2015 to September 2017. Prior to that, he was the chief financial officer at Jiuxian.com, a leading online platform for alcohol offerings. During 2010 to 2015, Mr. Li served as the vice president of iQIYI, Inc., an online entertainment service provider in China, in charge of its finance and legal department. Mr. Li received his bachelor’s degree in accounting from Simon Fraser University in 2002. Mr. Li is a member of Chinese Institution of Certified Public Accountants.

Lu Lu has served as our Chief Strategy Officer since July 2015 and director since August 2017. Prior to joining us, Ms. Lu served as a partner of Taihe Capital, a leading boutique investment bank, from February 2015 to July 2015. From 2012 to 2015, she served as an executive director at Hina Group, an investment bank focused on advising leading companies in the technology, media and telecommunications industries in fund-raising activities. She received her MBA from Fudan University in 2010 and her bachelor’s degree in English from Hunan Normal University in 2004.

Zheng Du has served as our Chief Operating Officer since March 2016 and has served as our director since March 2018. Prior to joining us, Mr. Du served as a general manager of the brand and advertisement research team of Sogou Inc., an online search company listed on the New York Stock Exchange. From April 2011 to September 2012, as a co-founder and vice president, he worked at Shenzhen Chuanxi Digital Internet Corporation, where he was responsible for its products and daily operation. Prior to that, he served as the chief product manager at the search and marketing department of Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. From November 2006 to July 2009, Mr. Du served as a product manager at Baidu Inc., an online search company listed on NASDAQ. Mr. Du received his master’s degree in management science and engineering from Wuhan University in 2007 and bachelor’s degree in information management and application from Zhongnan University of Economics and Law in 2005.

Michael Minhong Yu has served as our Director since August 2017 and has served as our independent director since March 2018. Mr. Yu was the founder of New Oriental Education & Technology Group Inc., or New Oriental, a NYSE-listed company, and has served as the chairman of the board of directors of New Oriental since 2001. He was the chief executive officer of New Oriental from 2001 to September 2016. Prior to founding New Oriental in 1993, Mr. Yu was an English instructor at Peking University from 1985 and 1991. Mr. Yu received his bachelor’s degree in English from Peking University.

Yang Wang has served as our director since August 2017. He has served as a partner of Primavera Capital, an investment house focused on private equity investments. Prior to that, he worked as the managing director of principal investment area at Goldman Sachs (Asia) L.L.C. from 2006 to 2010. Prior to his experience with Goldman Sachs (Asia) L.L.C., Mr. Wang worked for the investment banking division and private equity group of China International Capital Corporation Limited, or CICC, an investment bank listed on the Hong Kong Stock Exchange. Mr. Wang also serves as a director at Yum China Holdings, Inc., a leading restaurant company in China, and a director of Geely Automobile Holdings Limited, an auto manufacturing company in China. Mr. Wang received both his master’s and bachelor’s degrees from Shanghai Jiao Tong University.

Gaoneng Ji has served as our director since March 2018. Since he joined us in 2009, Mr. Ji has served successively as an assistant manager and a project manager of our company from 2009 to 2011, a sales director of our sales department from 2011 to 2013, the head of our operations in Beijing from 2013 and 2015, and the general manager of our sales department since 2015. Mr. Ji received his bachelor’s degree in international economics and trade from University of Science and Technology Beijing in 2009.

Sam Hanhui Sun has served as our independent director since March 2018. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on NASDAQ, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on NASDAQ, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and Fang Holdings Limited. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun currently serves as an independent director, audit committee chair and compensation committee member of iQIYI, Inc., a NASDAQ-listed company, an independent director and audit committee chair of Fang Holdings Limited, an NYSE-listed company, an independent director, audit committee chair, compensation committee chair and nominating and corporate governance committee member of Yirendai Ltd., an NYSE-listed company, and an independent director and audit committee chair of CAR Inc., a company listed on the Hong Kong Stock Exchange. Mr. Sun received a B.E. in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Xiaochuan Wang has served as our independent director since March 2018. Since 2010, Mr. Wang has served as the chief executive officer and director of Sogou Inc., an NYSE-listed innovator in search and a leader in China’s Internet industry. From 2008 to 2009, Mr. Wang also served as the senior vice president of Sohu.com Inc., a leading Chinese online media, search and game service group listed on NASDAQ, and served as the chief technology officer of Sohu.com Inc. from 2009 to 2013. Mr. Wang received a Bachelor’s degree and a Master’s degree in computer science and an Executive MBA from Tsinghua University.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in the event of, among other things, (i) commitments by such executive officer of any serious breach of the terms and conditions of his or her employment and our internal rules and procedures, (ii) conviction of a criminal offense, or (iii) severe neglect of his or her duties or embezzlement to our detriment. We may also terminate an executive officer’s employment by giving a 30 days’ prior written notice or by paying a compensation of an amount equal to one month’s wages of such executive officer. An executive officer may terminate his or her employment at any time by giving a 30 days’ prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) carry out or otherwise be concerned or interested, directly or indirectly, in certain businesses in direct or indirect competition with us; (ii) assume employment with or provide services to certain of our competitors or engage, whether as principal, partner, licensor or otherwise, with such competitors; or (iii) seek directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any of our employees, agents or consultants who are employed or engaged by us at any time in the one year preceding the last date of his or her employment.

6.B.	Compensation

Compensation of Directors and Senior Management

For the fiscal year ended December 31, 2018, we paid an aggregate of RMB3.1 million (US$0.5 million) in cash to our executive officers. In May 2018, our board of directors approved the payment of compensation to our independent directors for their services rendered for the year ended December 31, 2018 in a total amount of RMB1.9 million (US$0.3 million), among which RMB0.8 million (US$0.1 million) has been paid in cash as of the date of this annual report and the remaining RMB1.1 million (US$0.2 million) shall be paid in the form of a total of 1,298 Class A ordinary shares. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

2017 Plan

We adopted an employee share incentive plan in October 2017, or the 2017 Plan. The purpose of the 2017 Plan is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance.

As of the date of this annual report, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 829,349 ordinary shares under the 2017 Plan. As of the same date, options to purchase an aggregate number of 50,206 ordinary shares are outstanding, among which 5,094 options had vested and become exercisable. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares.

The following paragraphs summarize the terms of the 2017 Plan.

Types of Awards. The 2017 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2017 Plan.

Plan Administration. A committee formed in accordance with applicable stock exchange rules shall administer the 2017 Plan, unless otherwise determined by the board of directors.

Eligibility. Our employees and consultants are eligible to participate in the 2017 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the 2017 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

Conditions of Award. The board of directors or any entity appointed by the board of directors to administer the 2017 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award. The term of each award is stated in the award agreement between the company and the grantee of such award.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2017 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2017 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

Exercise of Award. Any award granted under the 2017 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2017 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2017 Plan. The administrator of the 2017 Plan may amend, alter, suspend, discontinue or terminate this 2017 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2017 Plan deems it necessary or desirable to qualify or (ii) comply shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in our memorandum and articles of association for any amendment to the 2017 Plan that increases the total number of shares reserved for the purposes of the 2017 Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

As of the date of the annual report, there was no outstanding equity awards granted to our directors and executive officers under the 2017 Plan. As of the same date, our other employees as a group held options to purchase 50,206 Class C ordinary shares, with an exercise price of US$84.75 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2017 Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results —Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

6.C.	Board Practices

Board of Directors

Our Board of Directors consists of nine directors, including three independent directors, namely Mr. Sam Hanhui Sun, Mr. Michael Minhong Yu and Mr. Xiaochuan Wang. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our Board of Directors.

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that (i) he is a member or officer of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, or (ii) he is to be regarded as interested in any contract or transaction which may, after the date of such notice, be made with a specified person who is connected with him, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered, subject to any separate requirement for Audit Committee approval under applicable laws or the rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant board meeting. Our Board of Directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital,  and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Sam Hanhui Sun, Mr. Michael Minhong Yu and Mr. Xiaochuan Wang, and is chaired by Mr. Sam Hanhui Sun. We have determined that each of Mr. Sam Hanhui Sun, Mr. Michael Minhong Yu and Mr. Xiaochuan Wang satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Sam Hanhui Sun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is also responsible for, among other things:

•	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor;
•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services performed by our independent auditors;
•	obtaining and reviewing a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	discussing with the independent registered public accounting firm any audit problems or difficulties and any significant disagreements with the management;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures;
•	reviewing and reassessing the adequacy of the committee charter;
•	at least annually, evaluating the performance, responsibilities, budget and staffing of our internal audit function and review and approve the internal audit plan;
•	overseeing compliance with our code of business conduct and ethics and reporting on such compliance to our Board of Directors; and
•	reporting regularly to our Board of Directors.

Compensation Committee

Our compensation committee consists of Mr. Peng Ou, Mr. Tongbo Liu and Mr. Michael Minhong Yu and is chaired by Mr. Peng Ou. We have determined that Mr. Michael Minhong Yu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists our Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is also responsible for, among other things:

•	reviewing and approving the compensation of our chief executive officer and each of our other executive officers;
•	in consultation with our chief executive officer, periodically reviewing our management succession planning;
•

reviewing and evaluating our executive compensation and benefits policies generally (subject, if applicable, to shareholder approval), including the review and recommendation of any incentive-compensation and equity-based plans that are subject to the approval of our Board of Directors;

•	reviewing and reassessing the adequacy of the committee charter;
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
•	reporting regularly to our Board of Directors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Peng Ou, Mr. Tongbo Liu and Mr. Michael Minhong Yu, and is chaired by Mr. Peng Ou. We have determined that Mr. Michael Minhong Yu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become our directors and in determining the composition of our Board of Directors and its committees. The nominating and corporate governance committee is also responsible for, among other things:

•	overseeing searches for and identify qualified individuals for membership on our Board of Directors;
•	recommending to our Board of Directors criteria for membership on our Board of Directors and its committees and recommending individuals for membership on our Board of Directors and its committees;
•	at least annually, leading our Board of Directors in a self-evaluation to determine whether it and its committees are functioning effectively;
•	at least annually, reviewing the evaluations prepared by each board committee of such committee’s performance and consider any recommendations for proposed changes to our Board of Directors;
•	reviewing and approving compensation (including equity-based compensation) for our directors;

•	overseeing an orientation and continuing education program for directors;
•	reviewing and reassessing the adequacy of the committee charter; and
•	reporting regularly to our Board of Directors.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or the rules of the New York Stock Exchange from being a director; or (v) is removed from office pursuant to any other provisions of our fourth amended and restated memorandum and articles of association.

6.D.	Employees

We had 3,076, 9,146 and 3,847 full-time employees as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, most of our employees were in Beijing, Guangzhou, Wuhan and Shenzhen.

The following table sets forth the number of our employees as of December 31, 2018:

Function	Number of Full- Time Employees	Percentages
Academic and administrative faculty(1)	1,127	29.3%
Sales and marketing staff	1,187	30.9%
Sales operation	559	14.5%
General and administrative	203	5.3%
Technology development	771	20.0%
Total	3,847	100.0%

Note: (1)	Consists of teachers, mentors, course and educational content development professionals, and other administrative faculty members.

We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 6,840,335 issued and outstanding ordinary shares as of March 31, 2019, comprising (i) 1,751,660 Class A ordinary shares, (ii) 826,389 Class B ordinary shares, and (iii) 4,262,286 Class C ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A		Class B		Class C		% of Voting Power
	Number	Percentage	Number	Percentage	Number	Percentage	***
Directors and Executive Officers:†
Peng Ou(1)	—	—	—	—	2,833,024	66.5	54.3
Tongbo Liu(2)	—	—	—	—	1,052,504	24.7	21.0
Lu Lu(3)	—	—	—	—	159,292	3.7	2.5
Yipeng Li	—	—	—	—	*	*	—
Michael Minhong Yu(4)	73,347	4.2	—	—	—	—	—
Yang Wang	—	—	*	*	—	—	—
Zheng Du	—	—	—	—	*	*	—
Gaoneng Ji	—	—	—	—	*	*	—
Sam Hanhui Sun	—	—	—	—	—	—	—
Xiaochuan Wang	—	—	—	—	—	—	—
All directors and executive officers as a group	73,347	4.2	*	*	3,965,547	93.0	77.8
Principal Shareholders:
ELITE CONCEPT HOLDINGS LIMITED(5)	564,209	32.2	—	—	—	—	1.1
PV PLUTO LIMITED(6)	—	—	826,389	100.0	—	—	11.5
Studyvip Online Education Limited(7)	—	—	—	—	2,084,772	48.9	41.6
MARBLE FAITH LIMITED(8)	—	—	—	—	637,132	14.9	12.7
SCuPt Global Limited(9)	—	—	—	—	355,306	8.3	7.1
Studyvip E-learning Limited(10)	—	—	—	—	569,772	13.4	11.4

Note:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 6,840,335, being the number of ordinary shares on an as-converted basis outstanding as of the date of this annual report and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The address of our directors and executive officers except for Mr. Michael Minhong Yu, Mr. Yang Wang, Mr. Sam Hanhui Sun and Mr. Xiaochuan Wang is Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, China. The address of Mr. Michael Minhong Yu is New Oriental Building, No. 6 Haidian Middle Road, Haidian District, Beijing, China. The address of Mr. Yang Wang is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands. The address of Mr. Sam Hanhui Sun is 17 Fen-si-ting Avenue, Apt 3-3-802, Dongcheng District, Beijing 100009, China. The address of Mr. Xiaochuan Wang is Level 15, Sohu.com Internet Plaza, No. 1 Unit, Zhongguancun East Road, Haidian District, Beijing 100084, China.

(1)

Represents (i) 637,132 Class C ordinary shares held of record by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries; (ii) 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou; and (iii) 111,120 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Peng Ou, in which Mr. Peng Ou holds an equity interest of approximately 19.5%.

(2)

Represents (i) 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held of record by The TwinPeak Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 569,772 Class C ordinary shares held by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Tongbo Liu. Mr. Tongbo Liu may be deemed to beneficially own these 569,772 Class C ordinary shares as he has the right to direct the voting powers of these Class C ordinary shares owned by Studyvip E-learning Limited pursuant to certain contractual arrangements under which each of the shareholders of Studyvip E-learning Limited, except Mr. Tongbo Liu, has given Mr. Tongbo Liu the right to vote their respective shares in Studyvip E-learning Limited in the sole discretion of Mr. Tongbo Liu. Mr. Tongbo Liu disclaims beneficial ownership of such Class C ordinary shares held by Studyvip E-learning Limited except to the extent of his indirect pecuniary interest in such ordinary shares.

(3)

Represents (i) 127,426 Class C ordinary shares held of record by Summer Sea Investment Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Ms. Lu as the settlor and certain family members of Ms. Lu Lu as the beneficiaries; and (ii) 31,866 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Ms. Lu Lu, in which Ms. Lu Lu holds an equity interest of approximately 5.6%.

(4)

Represents 73,347 Class A Ordinary Shares held of record by ELITE CONCEPT HOLDINGS LIMITED, a Hong Kong company, which is wholly owned by New Oriental Education & Technology Group Inc., a NYSE-listed company. Mr. Michael Minhong Yu holds an equity interest of approximately 13.0% in New Oriental Education & Technology Group Inc.

(5)

Represents 564,209 Class A ordinary shares directly held of record by ELITE CONCEPT HOLDINGS LIMITED, a Hong Kong company. The business address of ELITE CONCEPT HOLDINGS LIMITED is Flat/RM 4308B 43 AIA Tower, 183 Electric Road North Point, Hong Kong.

(6)

Represents 826,389 Class B ordinary shares held of record by PV PLUTO LIMITED, a British Virgin Islands company. The sole shareholder of PV PLUTO LIMITED is Primavera Capital Fund II L.P. The business address of PV PLUTO LIMITED is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.

(7)

Represents 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou. The business address of Studyvip Online Education Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, the British Virgin Islands.

(8)

Represents 637,132 Class C ordinary shares held of record by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries. The business address of MARBLE FAITH LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, the British Virgin Islands.

(9)

Represents 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu. The business address of SCuPt Global Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, the British Virgin Islands.

(10)	Represents the beneficial ownership held by Mr. Yang Wang through his interest in PV PLUTO LIMITED.
(11)

Represents 569,772 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company. The business address of Studyvip E-learning Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, the British Virgin Islands.

To our knowledge, as of March 31, 2019, 733,392 of our Class A ordinary shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of our ADR program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B.	Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

(1)	The table below sets forth the major related parties and their relationship with us.

Name of related parties	Relationship with us
Beijing Shangde Jiaxun Education Technology Co., Ltd. (“Shangde Jiaxun”)	Entity controlled by Mr. Peng Ou and Mr. Tongbo Liu, our director and Chief Executive Officer
ELITE CONCEPT HOLDINGS LIMITED	A holder of Class A ordinary shares
Shanghai Chuang Ji Investment Center (Limited Partnership) (“Shanghai Chuang Ji”)	A holder of Class A ordinary shares
Shenzhen Xingwang Hulian II Investment Center (Limited Partnership) (“Shenzhen Xingwang”)	A holder of Class A ordinary shares

(2)	The related party transactions were as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Disposal of a subsidiary to a related party	1,000	—	—

In October 2017, we disposed a subsidiary to Shangde Jiaxun with a total consideration of RMB1,000 and a gain of RMB178 was recorded in our consolidated statement of operations.

(3)	As of December 31, 2017 and 2018, the aggregate amounts due from related parties were set forth below:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Shangde Jiaxun(1)	8,018	—	—
ELITE CONCEPT HOLDINGS LIMITED(2)	162,000	—	—
Shanghai Chuangji(2)	80,000	—	—
Shenzhen Xingwang(2)	78	—	—
	250,096	—	—

Note:

(1)

The balances as of December 31, 2017 included the consideration receivable of RMB1,000 from disposal of a subsidiary. The remaining balances as of December 31, 2017 were interest-free, unsecured and repayable on demand, and was fully repaid in February 2018.

(2)

The balances represented the original investments of RMB242,078 in Series A Equity Interest withdrew from Beijing Sunlands by certain Series A Preferred Shareholders which were reinvested in full to Sunlands Cayman in January 2018.

(4)	As of December 31, 2017 and 2018, we did not recognized any amounts due to related parties.
7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Dividend Distribution.”

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

8.B.	Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING
9.A.	Offering and Listing Details

The ADSs representing our Class A ordinary shares have been listed on the New York Stock Exchange since March 23, 2018 under the symbol “STG.” Each 25 ADSs represent one Class A ordinary share, par value US$0.00005 per share.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

The ADSs representing our Class A ordinary shares have been listed on the New York Stock Exchange since March 23, 2018 under the symbol “STG.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands which we refer to as the “Companies Law” below insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Our authorized share capital is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each, comprising (i) 796,062,195 Class A ordinary shares with a par value of US$0.00005 each, (ii) 826,389 Class B ordinary shares with a par value of US$0.00005 each, and (iii) 203,111,416 Class C ordinary shares with a par value of US$0.00005 each. Holders of ordinary shares have the same rights except for voting and conversion rights as set out in our fourth amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to our fourth amended and restated memorandum and articles of association and the Companies Law. Our fourth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Voting Rights. In respect of all matters subject to shareholder vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to seven votes, and each Class C ordinary share is entitled to ten votes.

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our fourth memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman and a majority of our Board of Directors or our chairman shall, upon requisition of shareholders holding not less 10% of all votes attaching to all issued and outstanding ordinary shares entitled to vote at general meetings, convene an extraordinary general meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as making changes to our fourth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our fourth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer of any share they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or are otherwise authorized by our fourth memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—10.H. Document on Display.”

Issuance of Additional Shares. Our fourth amended and restated memorandum and articles of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association also authorizes our Board of Directors to, subject to approval by our shareholders, establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, conversion rights, and voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue authorized preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

10.C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report on Form 20-F.

10.D.	Exchange Controls

See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

10.E.	Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and amended on February 24, 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including our the holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ADSs or ordinary shares. This discussion applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders in securities that use a mark-to-market method of tax accounting;
•

persons holding ADSs or ordinary shares as part of a straddle, wash sale, hedging or conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•	persons that own or are deemed to own ADSs or ordinary shares representing ten percent or more of our voting power or value; or
•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or ordinary shares, the U.S. federal income tax treatment of its partners will generally depend on the status of such partners and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that for

•	U.S. federal income tax purposes is:
•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a “pre-release”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Except as described in “Passive Foreign Investment Company Rules” below, this discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC.

Taxation of Distributions

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as “dividends” for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income generally on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s, receipt. The amount of any dividend income paid in currency other than U.S. dollars will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs or ordinary shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source income for foreign tax credit purposes and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains (to the extent such gains are not exempt from Chinese taxation under the Treaty). If such an election is made, the gain so treated will be treated as a separate “basket” of income for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2018 taxable year and we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash following our initial public offering, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entity or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower- tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period for the ADSs or ordinary shares, whichever is shorter, such distributions would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where our ADSs are listed, is a qualified exchange for this purpose. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any Lower-tier PFICs.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

We do not intend to provide the information that would otherwise enable U.S. Holders to make a “qualified electing fund election”, which would have resulted in alternate treatment if we were a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from the sale or exchange of our ADSs or ordinary shares, that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or entities formed or availed of to hold certain “specified foreign financial assets”) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

We may also be subject to interest rate risk in relation to the installment payment option that we offer to our students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from three to twelve months, while we are generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. We may be subject to risks associated with an increase in interest rates to the extent that we continue to agree to make the interest payments under such loans. In 2016, 2017 and 2018, our student loan coverage ratio was 32.3%, 72.9% and 78.3%, respectively. For the same periods, we made interest payments of RMB20.2 million, RMB106.2 million and RMB159.9 million (US$23.3 million), respectively, to the credit providers.

Foreign Exchange Risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• $0.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
14.A. – 14.D.	Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-223190 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 13,000,000 ADSs representing 520,000 Class A ordinary shares, at an initial offering price of US$11.50 per ADS. Our initial public offering closed in March 2018. Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters.

The F-1 Registration Statement was declared effective by the SEC on March 22, 2018. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$12.8 million, which included US$10.5 million in underwriting discounts and commissions for the initial public offering and approximately US$2.3 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$176.8 million from our initial public offering and the concurrent private placements in connection with the initial public offering to DIAMOND TOWER INVESTMENTS LIMITED and ELITE CONCEPT HOLDINGS LIMITED. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of December 31, 2018, we had used a portion of the net proceeds received from our initial public offering and the concurrent private placement, which consisted of US$4.9 million for repurchase program and US$20.0 million for capital injection to Wuhan Zhibo, one of our wholly owned subsidiary in China.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Sam Hanhui Sun, an independent director and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Mr. Sam Hanhui Sun satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-223190) initially filed with the SEC on February 23, 2018 and posted a copy of our code of business conduct and ethics on our website at http://www.sunlands.com/investorroom. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
Services	2017	2018
	RMB	RMB
	(in thousands)
Audit Fees(1)	4,026	9,650
Tax Fees(2)	—	495
Total	4,026	10,145

Note:

(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)

Tax Fees. Tax fees represent the aggregate fees for professional services rendered by our independent registered public accounting firm for tax planning, which was pre-approved by the audit committee of the Company.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, including audit services and tax services as described above.

ITEM 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16. E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information about our purchases of outstanding ADSs from August 29, 2018 to March 31, 2019.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
August 29, 2018 through August 31, 2018	—	—	—	US$50,000,000
September 2018	184,005	US$6.1175	184,005	US$48,874,341
October 2018	329,924	US$4.9128	513,929	US$47,253,504
November 2018	352,529	US$4.2080	866,458	US$45,770,073
December 2018	260,597	US$3.1321	1,127,055	US$44,953,858
January 2019	219,450	US$4.1157	1,346,505	US$44,050,677
February 2019	101,351	US$5.0661	1,447,856	US$43,537,226
March 2019	295,221	US$4.1691	1,743,077	US$42,306,415
Total	1,743,077	US$4.4138	1,743,077	US$42,306,415

Note:

(1)	Each 25 ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)

We announced a share repurchase program approved by our board of directors in August 2018, under which we may repurchase up to US$50 million worth of our outstanding ADSs over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

ITEM 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. To the extent we choose to continue to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors— Risks Relating to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sunlands Technology Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1(1)	The Fourth Amended and Restated Memorandum and Articles of Association, as currently in effect
2.1(1)	Form of Registrant’s Specimen American Depositary Receipt
2.2(1)	Form of Registrant’s Specimen Certificate for Class A Ordinary Shares
2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares
4.1(1)	The 2017 Share Incentive Plan
4.2(1)	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant
4.3(1)	Form of Employment Agreement between the Registrant and the executive officers of the Registrant
4.4(1)

English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Beijing Sunlands and the Beijing Sunlands Subsidiaries (other than Shanghai Shangchi Education Technology Co., Ltd. (“Shanghai Shangchi”)) dated August 15, 2017

4.5(1)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Beijing Sunlands and Shanghai Shangchi dated August 15, 2017
4.6(1)

English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands, Beijing Sunlands Subsidiaries (other than Shanghai Shangchi) and the shareholders of Beijing Sunlands dated August 15, 2017

4.7(1)	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands, Shanghai Shangchi and the shareholders of Beijing Sunlands dated August 15, 2017
4.8(1)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017
4.9(1)	English translation of Option Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017
4.10(1)	English translation of Power of Attorney granted by the shareholders of Beijing Sunlands dated August 15, 2017
4.11(1)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated August 15, 2017
4.12(2)	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Sunlands, Tianjin Shangde and Tianjin Shangde Subsidiaries dated May 21, 2018
4.13(2)	English translation of Business Operation Agreement among Tianjin Sunlands, Tianjin Shangde , Tianjin Shangde Subsidiaries and the shareholders of Tianjin Shangde dated May 21, 2018
4.14(2)	English translation of Equity Interest Pledge Agreement among Tianjin Sunlands, Tianjin Shangde and the shareholders of Tianjin Shangde dated May 21, 2018
4.15(2)	English translation of Option Agreement among Tianjin Sunlands, Tianjin Shangde and the shareholders of Tianjin Shangde dated May 21, 2018
4.16(2)	English translation of Power of Attorney granted by the shareholders of Tianjin Shangde dated May 21, 2018
4.17(2)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated May 21, 2018
4.18(1)	Subscription Agreement by and between the Registrant and DIAMOND TOWER INVESTMENTS LIMITED dated March 7, 2018
4.19(1)	Subscription Agreement by and between the Registrant and ELITE CONCEPT HOLDINGS LIMITED dated March 7, 2018

4.20(1)	Amended and Restated Shareholders Agreement among the Registrant, the shareholders of the Registrant and other parties named therein dated September 1, 2017
4.21(1)	Share Subscription Agreement among the Registrant, the Series A and Series B investors and other parties named therein dated June 19, 2017
4.22(1)

English translation of the Restructuring Agreement (“Reorganization Agreement”) among the Registrant, Beijing Sunlands, Mr. Jianhong Yin, Mr. Tongbo Liu and other parties named therein dated June 19, 2017

4.23(1)	English translation of the Supplemental Agreement to the Restructuring Agreement dated November 25, 2017
4.24(1)	Share Subscription Agreement among the Registrant, DIAMOND TOWER INVESTMENTS LIMITED and other parties named therein with respect to the subscription of B+ Preferred Shares dated September 1, 2017
4.25(1)	Share Subscription Agreement among the Registrant, DIAMOND TOWER INVESTMENTS LIMITED and other parties named therein with respect to the subscription of Ordinary Shares dated September 1, 2017
4.26(1)

Supplementary Agreement of the Share Subscription Agreement among the Registrant, the Series A, B and B+ investors, RAINBOW LAND LIMITED PARTNERSHIP and other parties named therein dated November 25, 2017

8.1*	List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant
11.1(1)	Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed with the Registration Statement on Form F-1 (File No. 333-23190), as amended, initially filed on February 23, 2018 and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated May 22, 2018 and incorporated herein by reference.
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunlands Technology Group

By:	/s/ Yipeng Li
	Name:	Yipeng Li
	Title:	Chief Financial Officer

Date: April 26, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Technology Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Technology Group (the "Company"), formerly known as Sunlands Online Education Group, and its subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (collectively the "Group") as of December 31, 2017 and 2018, the related consolidated statements of operations, comprehensive loss, changes in shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 26, 2019

We have served as the Company's auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	559,459	1,248,810	181,632
Short-term investments	353,070	1,028,564	149,598
Prepaid expenses and other current assets	48,993	124,908	18,169
Amounts due from related parties	250,096	—	—
Deferred costs, current	55,073	180,657	26,275
Total current assets	1,266,691	2,582,939	375,674
Non-current assets
Property and equipment, net	525,288	559,511	81,377
Intangible assets, net	1,552	1,369	199
Deferred costs, non-current	43,187	146,610	21,324
Long-term investments	3,300	30,009	4,365
Other non-current assets	129,641	418,700	60,897
Total non-current assets	702,968	1,156,199	168,162
TOTAL ASSETS	1,969,659	3,739,138	543,836
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB223,298 and RMB241,204 as of December 31, 2017 and 2018, respectively)	235,900	455,284	66,218
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,325,954 and RMB1,765,085 as of December 31, 2017 and 2018, respectively)	1,325,954	1,765,085	256,721
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of RMB180,390 and nil as of December 31, 2017 and December 31, 2018, respectively)	240,390	61,540	8,951
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2017 and December 31, 2018, respectively)	—	32,500	4,727
Total current liabilities	1,802,244	2,314,409	336,617
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB784,474 and RMB1,520,940 as of December 31, 2017 and 2018, respectively)	784,474	1,520,940	221,212
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of nil and RMB135 as of December 31, 2017 and December 31, 2018, respectively)	—	17,147	2,494
Long-term debt, non-current portion (including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2017 and December 31, 2018, respectively)	—	225,625	32,816
Total non-current liabilities	784,474	1,763,712	256,522
TOTAL LIABILITIES	2,586,718	4,078,121	593,139
MEZZANINE EQUITY
Series A convertible redeemable preferred shares	292,000	—	—
Series B convertible redeemable preferred shares	601,605	—	—
Series B+ convertible redeemable preferred shares	131,104	—	—
TOTAL MEZZANINE EQUITY	1,024,709	—	—
COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00005, 1,000,000,000 shares authorized; 4,329,000 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)	1	—	—
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; nil and 1,818,383 shares issued as of December 31, 2017 and 2018, respectively; nil and 1,773,301 shares outstanding as of December 31, 2017 and 2018, respectively)	—	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; nil and 826,389 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; nil and 4,265,286 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	1	—
Treasury stock	—	—	—
Additional paid-in capital	289,674	2,391,822	347,876
Accumulated other comprehensive (loss)/income	(8,759)	118,827	17,283
Accumulated deficit	(1,922,748)	(2,849,770)	(414,482)
Total Sunlands Technology Group shareholders’ deficit	(1,641,832)	(339,119)	(49,323)
Noncontrolling interest	64	136	20
TOTAL SHAREHOLDERS’ DEFICIT	(1,641,768)	(338,983)	(49,303)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	1,969,659	3,739,138	543,836

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	418,910	970,162	1,973,985	287,104
Cost of revenues (including share-based compensation expenses of nil, RMB19,244 and RMB314 for the years ended December 31, 2016, 2017 and 2018, respectively)	(70,986)	(170,261)	(330,376)	(48,051)
Gross profit	347,924	799,901	1,643,609	239,053
Operating expenses
Sales and marketing expenses (including share-based compensation expenses of nil, RMB75,237 and RMB773 for the years ended December 31, 2016, 2017 and 2018, respectively)	(503,643)	(1,351,811)	(2,152,830)	(313,116)
Product development expenses	(13,932)	(32,862)	(76,022)	(11,057)
General and administrative expenses (including share-based compensation expenses of nil, RMB194,282 and RMB2,764 for the years ended December 31, 2016, 2017 and 2018, respectively)	(89,390)	(342,906)	(443,691)	(64,532)
Total operating expenses	(606,965)	(1,727,579)	(2,672,543)	(388,705)
Loss from operations	(259,041)	(927,678)	(1,028,934)	(149,652)
Interest income	3,051	13,578	70,355	10,232
Interest expense	—	—	(2,171)	(316)
Other income, net	2,423	276	32,090	4,667
Loss before income tax expenses	(253,567)	(913,824)	(928,660)	(135,069)
Income tax expenses	—	—	—	—
(Loss)/gain from equity method investments	—	(4,890)	1,710	249
Net loss	(253,567)	(918,714)	(926,950)	(134,820)
Less: Net (loss)/gain attributable to noncontrolling interest	—	(136)	72	10
Net loss attributable to Sunlands Technology Group	(253,567)	(918,578)	(927,022)	(134,830)
Net loss per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	(66.40)	(232.80)	(147.27)	(21.42)
Weighted average shares used in calculating net loss per ordinary share(1):
Basic and diluted	3,818,618	3,945,864	6,294,870	6,294,870

(1)	Each 25 American depositary shares ("ADSs") represents one of the Company's Class A ordinary shares.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)
Net loss	(253,567)	(918,714)	(926,950)	(134,820)
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	—	(8,759)	127,586	18,557
Total comprehensive loss	(253,567)	(927,473)	(799,364)	(116,263)
Less: comprehensive (loss)/income attributable to noncontrolling interest	—	(136)	72	10
Comprehensive loss attributable to Sunlands Technology Group	(253,567)	(927,337)	(799,436)	(116,273)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Accumulated	Total Sunlands Technology Group shareholders’	Noncontrolling	Total shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	(loss)/income	deficit	deficit	interest	deficit
		RMB		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	3,818,618	1	—	—	—	—	—	—	911	—	—	—	(372,656)	(371,744)	—	(371,744)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(253,567)	(253,567)	—	(253,567)
Recapitalization in connection with the Group’s 2016 reorganization (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	(293,644)	(293,644)	—	(293,644)
Capital contribution from equity shareholders	—	—	—	—	—	—	—	—	30,000	—	—	—	—	30,000	—	30,000
Balance as of December 31, 2016	3,818,618	1	—	—	—	—	—	—	30,911	—	—	—	(919,867)	(888,955)	—	(888,955)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(918,578)	(918,578)	(136)	(918,714)
Capital contribution from a noncontrolling shareholder	—	—	—	—	—	—	—	—	—	—	—	—	—	—	200	200
Repurchase of equity from shareholders (1)	—	—	—	—	—	—	—	—	(30,000)	—	—	—	(41,303)	(71,303)	—	(71,303)
Cash dividend to a Series A convertible redeemable preferred shareholder (Note 13)	—	—	—	—	—	—	—	—	—	—	—	—	(43,000)	(43,000)	—	(43,000)
Shares issuance in relation to share-based compensation (Note 16)	510,382	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	288,763	—	—	—	—	288,763	—	288,763
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	(8,759)	—	(8,759)	—	(8,759)
Balance as of December 31, 2017	4,329,000	1	—	—	—	—	—	—	289,674	—	—	(8,759)	(1,922,748)	(1,641,832)	64	(1,641,768)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(927,022)	(927,022)	72	(926,950)
Issuance of ordinary shares, net of issuance cost of 80,128	—	—	659,131	—	—	—	—	—	1,109,517	—	—	—	—	1,109,517	—	1,109,517
Conversion of convertible redeemable preferred shares upon initial public offering (Note 14)	(4,329,000)	(1)	1,159,252	1	826,389	—	4,265,286	1	1,024,708	—	—	—	—	1,024,709	—	1,024,709
Share repurchase	—	—	(45,082)	—	—	—	—	—	(34,828)	45,082	—	—	—	(34,828)	—	(34,828)
Share-based compensation	—	—	—	—	—	—	—	—	2,751	—	—	—	—	2,751	—	2,751
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	127,586	—	127,586	—	127,586
Balance as of December 31, 2018 in RMB	—	—	1,773,301	1	826,389	—	4,265,286	1	2,391,822	45,082	—	118,827	(2,849,770)	(339,119)	136	(338,983)
Balance as of December 31, 2018 in USD (Note2)	—	—	1,773,301	—	826,389	—	4,265,286	—	347,876	45,082	—	17,283	(414,482)	(49,323)	20	(49,303)

(1)

In July 2017, Beijing Shangde Online Education Technology Co., Ltd. (“Beijing Sunlands”) repurchased equity interests held by certain shareholders at a total cash consideration of RMB71,303. Such equity interests of Beijing Sunlands were originally acquired at a cost of RMB30,000.

Note: The number of ordinary shares reflects the outstanding ordinary shares of the Company as if the Group’s 2017 reorganization took place on January 1, 2016.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(253,567)	(918,714)	(926,950)	(134,820)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	—	288,763	3,851	560
Depreciation and amortization	5,470	8,109	25,778	3,749
Loss on disposal of property and equipment	—	120	—	—
Loss/(gain) from equity method investments	—	4,890	(1,710)	(249)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	3,139	(30,222)	(92,291)	(13,420)
Deferred costs	(14,058)	(73,032)	(229,007)	(33,308)
Other non-current assets	(914)	(7,480)	(4,286)	(623)
Accrued expenses and other current liabilities	35,710	164,245	214,697	31,226
Deferred revenue	313,492	1,382,859	1,175,597	170,983
Other non-current liabilities	—	—	14,864	2,162
Net cash generated from operating activities	89,272	819,538	180,543	26,260
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(858,500)	(2,139,097)	(4,352,103)	(632,987)
Proceeds from maturity of short-term investments	757,500	1,931,027	3,708,810	539,424
Acquisition of property and equipment	(15,871)	(398,190)	(517,763)	(75,306)
Acquisition of intangible assets	(824)	(746)	(665)	(97)
Consideration paid for a business acquisition, net of cash received of 301	—	(699)	—	—
Payment for equity method investments	—	(8,190)	(25,000)	(3,636)
Net cash used in investing activities	(117,695)	(615,895)	(1,186,721)	(172,602)
CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due from related parties	(276)	7,944	253,672	36,895
Amounts due to a related party	(24,000)	—	—	—
Capital contribution from Series B and B+ convertible redeemable preferred shareholders	—	732,709	—	—
Capital contribution from a noncontrolling shareholder	—	200	—	—
Recapitalization in connection with the Group’s 2016 reorganization	(293,644)	—	—	—
Capital contribution (withdrew) from Series A convertible redeemable preferred shareholders	335,000	(285,078)	—	—
Capital contribution (withdrew) from equity shareholders	30,000	(30,000)	—	—
Repurchase of equity from shareholders	—	(41,303)	—	—
Cash dividend to a Series A convertible redeemable preferred shareholder	—	(43,000)	—	—
Proceeds from initial public offering, net of issuance cost of 80,128	—	—	1,109,517	161,373
Payment for share repurchase	—	—	(33,971)	(4,941)
Proceeds from bank loan	—	—	260,000	37,815
Repayment of bank loan	—	—	(1,875)	(273)
Net cash generated from financing activities	47,080	341,472	1,587,343	230,869
Effect of exchange rate changes	—	(8,759)	108,186	15,735
Net increase in cash and cash equivalents	18,657	536,356	689,351	100,262
Cash and cash equivalents at beginning of the year	4,446	23,103	559,459	81,370
Cash and cash equivalents at end of the year	23,103	559,459	1,248,810	181,632
Supplemental schedule of non-cash investing activities:
Payables for leasehold improvement and intangible assets	1,902	2,180	7,194	1,046
Payables to acquire buildings	—	240,390	61,540	8,951
Supplemental disclosure of cash flow information:
Interest paid	—	—	1,099	160
Income tax paid	—	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Sunlands Technology Group (the “Company” or “Sunlands Technology”), formerly known as Sunlands Online Education Group, was incorporated under the laws of the Cayman Islands on September 18, 2015. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing online education service in the People’s Republic of China (“PRC”).

History of the Group

In July 2011, Mr. Jianhong Yin (the “Founder”) established Sunland Education Co. Limited (the “Previous Cayman”). In March 2012, the Previous Cayman, through its 100% owned subsidiary, Sunland Education Technology HK Limited, established Beijing Shangzhi Jiaye Education Technology Co., Ltd. (the “Previous WFOE”).

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. To comply with the PRC laws and regulations, the Founder, Previous WFOE and Beijing Shangde Jiaxun Education Technology Co., Ltd. (“Shangde Jiaxun” or the “Previous VIE”), which was established by the Founder in July 2008, entered into a series of contractual arrangements in December 2013 (the “Previous VIE arrangement”). As a result of these contractual arrangements, the Previous Cayman believed that these contractual arrangements would enable itself to (1) have power to direct the activities that most significantly affects the economic performance of the Previous VIE, and (2) receive the economic benefits of the VIE that could be significant to the Previous VIE. Accordingly, the Previous Cayman was considered the primary beneficiary of the Previous VIE and was able to consolidate the Previous VIE and its subsidiaries.

In June 2014, the Group determined to cease the offline, classroom-based education service and transform its business model to online education service. During 2015 and 2016, in order to execute the business shift and prepare for an initial public offering (“IPO”) in the PRC, the Group terminated the Previous VIE arrangement and started to conduct the online education service through Beijing Shangde Online Education Technology Co., Ltd. (the “2016 Reorganization”). Beijing Sunlands was set up by Shangde Jiaxun in September 2013 as a limited liability company in the PRC.

In August 2017, the Group decided to pursue the IPO in the capital market overseas. To accommodate the aforementioned restrictions, the Group identified the Company as the prospective listing entity and entered into a series of contractual arrangements among the Company’s shareholders, its subsidiaries, the Founder, the Chief Executive Officer (the “CEO”) of the Group, Beijing Sunlands and the shareholders of Beijing Sunlands (the “2017 Reorganization”).

2016 Reorganization

During 2015 and 2016, in part of the IPO plan in the PRC, the Group undertook a series of steps, mainly to dissolve the VIE structure, which includes:

•

During 2015, the Previous WFOE terminated the Previous VIE arrangement through which RMB49,359 was recognized as an effect of such reorganization in the Group’s consolidated statements of changes in shareholders’ deficit. Meanwhile, Shangde Jiaxun, the Previous VIE, transferred its equity interests in Beijing Sunlands to the Founder and the CEO.

•

From March to July 2016, based on the VIE termination agreement entered into by the shareholders of the Previous WFOE, Beijing Sunlands acquired 100% equity interests of the Previous WFOE at a cash consideration of RMB293,644. Such cash consideration was used by the Previous Cayman to repurchase the equity interests held by the third party investors of the Previous Cayman.

•

Subsequent to the repurchase, the shareholders of the Previous Cayman made capital contributions to Beijing Sunlands. After that, the shareholders of the Previous Cayman became the shareholders of Beijing Sunlands.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

2016 Reorganization- continued

As the Previous Cayman, Previous WFOE and Beijing Sunlands were all under common control of the Founder, the above series of steps to reorganize the Group during 2015 and 2016 were accounted for in a manner similar to a pooling of interest with assets and liabilities and were all reflected at their historical amounts in the Group’s consolidated financial statements.

2017 Reorganization

In August 2017, the Group decided to pursue the IPO in the capital market overseas. Accordingly, the Group undertook a series of steps, mainly to establish the VIE structure, which includes:

•

In August 2017, the Company, through its wholly-owned subsidiary, Sunlands Online Education HK Limited (formerly known as Studyvip Online Education HK Limited) (“Sunlands HK”), established Wuhan Studyvip Online Education Co., Ltd. (“Wuhan Zhibo” or the “New WFOE”).

•

In August 2017, the New WFOE entered into a series of contractual agreements with Beijing Sunlands (the “New VIE”), its subsidiaries and the shareholders of Beijing Sunlands (the “New VIE arrangements”). The Group believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the New VIE, and (2) receive the economic benefits of the VIE that could be significant to the New VIE. Accordingly, the Company is considered the primary beneficiary of the New VIE and is able to consolidate the New VIE and its subsidiaries.

As the Company, New WFOE and New VIE were all under common control of the Founder, the above series of steps to reorganize the Group during 2017 were accounted for in a manner similar to a pooling of interest with assets and liabilities at their historical amounts in the Group’s consolidated financial statements.

As such, the Group’s consolidated financial statements were prepared as if the current corporate structure had been in existence for all periods presented.

In March 2018, the Founder and the CEO set up a new limited company, Tianjin Shangde Online Education Technology Co., Ltd. (“Tianjin Shangde”) to operate online education services. Subsequently, in May 2018, Tianjin Studyvip Education Co., Limited (“Tianjin Sunlands"), a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Tianjin Shangde, and the shareholders of Tianjin Shangde, through which the Company obtained effective control over, and became the primary beneficiary of, Tianjin Shangde.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

2017 Reorganization - continued

As of December 31, 2018, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands HK	October 6, 2015	HongKong	100%	Investment holding
Wuhan Zhibo	August 2, 2017	PRC	100%	Provision of technical consultation and services
Tianjin Sunlands	July 31, 2017	PRC	100%	Provision of technical consultation and services

Variable interest entities ("VIEs"):
Beijing Sunlands	September 27, 2013	PRC	N/A*	Investment holding and provision of education services
Tianjin Shangde	March 21, 2018	PRC	N/A*	Provision of education services
VIEs’ subsidiaries:
Beijing Shangzhi Jiaye Education Technology Co., Ltd.	March 13, 2012	PRC	100%	Provision of education services
Beijing Shangren Chongye Education Technology Co., Ltd.	September 27, 2013	PRC	100%	Provision of education services
Guangdong Shangde Online Education Technology Co., Ltd.	October 15, 2013	PRC	100%	Provision of education services
Urumchi Shangde Renye Business Consulting Co., Ltd.	March 10, 2015	PRC	100%	Provision of education services
Guangzhou Youhe Self-study Training School	May 19, 2015	PRC	100%	Provision of education services
Beijing Bainiao Education Technology Co., Ltd.(2)	March 3, 2016	PRC	100%	Provision of education services
Shanghai Shangchi Education Technology Co., Ltd.	December 22, 2016	PRC	90%	Provision of education services
Beijing Shangren Side Education Technology Co., Ltd.	June 2, 2017	PRC	100%	Provision of education services
Shanghai Shangchi Institute	September 1, 2017	PRC	100%	Provision of education services
Guangzhou Shangzhi Side Education Technology Co., Ltd.	September 28, 2017	PRC	100%	Provision of education services

* These entities are controlled by the Company pursuant to the contractual agreements disclosed below.

(1)	The English names are for identification purpose only.
(2)	Previously known as Beijing Shangren Chongde Education Technology Co., Ltd. The name change permit was granted by governmental authority on June 29, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing telecommunications value-added services in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, Wuhan Zhibo and Tianjin Sunlands, the Company’s wholly owned subsidiaries in the PRC, as foreign invested companies, may be deemed to be a telecommunications value-added services provider in the PRC. To comply with these foreign ownership restrictions, the Company operates substantially all of its online education services through its VIEs, Beijing Sunlands and Tianjin Shangde, and their subsidiaries, in the PRC. Through the below contractual agreements, Wuhan Zhibo and Tianjin Sunlands have (1) the power to direct the activities of the VIEs and their subsidiaries that most significantly affect their economic performance and (2) the right to receive substantially all the benefits from the VIEs and their subsidiaries. They are therefore considered the primary beneficiaries of the VIEs and their subsidiaries, and accordingly, the results of operations, assets and liabilities of the VIEs and their subsidiaries are consolidated in the Group's financial statements.

•	Agreements that transfer economic benefits to the Company

Exclusive Technical Consultation and Service Agreement

Under the exclusive technical consultation and service agreement among Wuhan Zhibo, and Beijing Sunlands and its subsidiaries, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to Beijing Sunlands and Beijing Sunlands Subsidiaries, and Beijing Sunlands and Beijing Sunlands Subsidiaries agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and Beijing Sunlands Subsidiaries are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Sunlands and Beijing Sunlands Subsidiaries agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of Beijing Sunlands and Beijing Sunlands Subsidiaries’ monthly revenue. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of Beijing Sunlands and Beijing Sunlands Subsidiaries. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and Beijing Sunlands Subsidiaries do not have the right to terminate this exclusive technical consultation and service agreement.

Tianjin Sunlands, Tianjin Shangde and its subisidiaries have entered into an Exclusive Technical Consultation and Service Agreement on May 21, 2018, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

Business Operation Agreement

Under the business operation agreement each of Beijing Sunlands, Beijing Sunlands Subsidiaries and the shareholders of Beijing Sunlands confirmed and agreed that, without Wuhan Zhibo’s prior written consent, it shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Beijing Sunlands and Beijing Sunlands Subsidiaries, including but not limited to sale or purchase of any assets or rights exceeding RMB50, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. Beijing Sunlands, Beijing Sunlands Subsidiaries and the shareholders of Beijing Sunlands shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Beijing Sunlands shall elect or appoint the candidates recommended by Wuhan Zhibo as Beijing Sunlands’ directors and supervisors, and procure the appointment of Beijing Sunlands’ chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, Beijing Sunlands and the Beijing Sunlands Subsidiaries is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, Beijing Sunlands and Beijing Sunlands Subsidiaries. This agreement will remain binding until dissolution of Beijing Sunlands and all the Beijing Sunlands Subsidiaries.

Tianjin Sunlands, Tianjin Shangde and its subisidiaries, and the shareholders of Tianjin Shangde have entered into a Business Operation Agreement on May 21, 2018, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements – continued

•	Agreements that transfer economic benefits to the Company – continued

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and its subsidiaries, the shareholders of Beijing Sunlands pledged all of their equity interests in Beijing Sunlands to Wuhan Zhibo as security for performance of the obligations of Beijing Sunlands and its shareholders under the exclusive technical consultation and service agreements, the option agreement and the business operation agreement. The shareholders of Beijing Sunlands shall instruct Beijing Sunlands not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Wuhan Zhibo may exercise the right to enforce the pledges after giving a notice of default to the shareholders of Beijing Sunlands. Wuhan Zhibo may assign any and all of its rights and obligations under equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of Beijing Sunlands and their successors and shall be valid with respect to the shareholders of Beijing Sunlands and each of its successors.

Tianjin Sunlands and the shareholders of Tianjin Shangde and its subisidiaries have entered into an Equity Interest Pledge Agreement on May 21, 2018, the terms of which are substantially the same as the agreement of Wuhan Zhibo summarized above.

•	Agreements that provide the Company effective control over Beijing Sunlands and Tianjin Shangde

Option Agreement

Pursuant to the option agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, each of the shareholders irrevocably granted Wuhan Zhibo a right to purchase or designate a third party to purchase, equity interests in Beijing Sunlands then held by each shareholder at once or at multiple times at any time in part or in whole at Wuhan Zhibo’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of Beijing Sunlands shall promptly surrender all considerations they received from the exercise of the options to Wuhan Zhibo or the designated third party free of charge. Without Wuhan Zhibo’s prior written consent, the shareholders of Beijing Sunlands shall not, individually or collectively, make or procure Beijing Sunlands to make any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of Beijing Sunlands. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands shall not enter into any contract exceeding RMB50, except the contracts in the ordinary course of the business. Beijing Sunlands shall not be dissolved or liquidated without prior written consent by Wuhan Zhibo. The shareholders of Beijing Sunlands waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of Beijing Sunlands to Wuhan Zhibo as instructed.

Tianjin Sunlands, the shareholders of Tianjin Shangde and Tianjin Shangde have entered into an Option Agreement on May 21, 2018, the terms of which are substantially the same as the agreement of Wuhan Zhibo summarized above.

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of Beijing Sunlands, the shareholders of Beijing Sunlands each irrevocably authorized Wuhan Zhibo to act on their respective behalf as exclusive agent and attorney with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Sunlands, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on behalf of, exercise all the shareholder’s rights and Beijing Sunlands’ articles of association (including but not limited to voting rights and the sale, transfer, pledge, or dispose of all equity interests held in part or in whole), and designate and appoint on their respective behalf the president, directors, supervisors, CEO, chief financial officer and other senior management members of Beijing Sunlands.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements – continued

•	Agreements that provide the Company effective control over Beijing Sunlands and Tianjin Shangde – continued

Powers of Attorney – continued

The shareholders of Tianjin Shangde each irrevocably authorized Tianjin Sunlands to act on their respective behalf as executive agent and attorney with respect to all rights of shareholders pursuant the power of attorney executed on May 21, 2018.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the general partners of entities as the shareholders of Beijing Sunlands and Tianjin Shangde, the signing spouse confirmed and agreed that the equity interests of Beijing Sunlands and Tianjin Shangde are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Beijing Sunlands and Tianjin Shangde held by their spouses.

As a result of the contractual arrangements above, Wuhan Zhibo and Tianjin Sunlands bear the economic risks and receive the economic benefits of the VIEs and are the primary beneficiary of the VIEs. Therefore, the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing Sunlands, Tianjin Shangde and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

Beijing Sunlands, Tianjin Shangde and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Beijing Sunlands and Tianjin Shangde, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•

Beijing Sunlands, Tianjin Shangde and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate Beijing Sunlands, Tianjin Shangde and their subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over Beijing Sunlands, Tianjin Shangde and their shareholders, and the Group may lose the ability to receive economic benefits from Beijing Sunlands and Tianjin Shangde.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the VIEs and their subsidiaries as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the subsidiaries, VIEs and their subsidiaries:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	101,680	80,371
Short-term investments	309,070	587,051
Prepaid expenses and other current assets	38,813	46,601
Total current assets	507,410	818,480
Total assets	954,006	1,196,336
Accrued expenses and other current liabilities	223,298	241,204
Deferred revenue, current	1,325,954	1,765,085
Payables to acquire buildings	180,390	—
Total current liabilities	1,729,642	2,006,289
Deferred revenue, non-current	784,474	1,520,940
Other non-current liabilities	—	135
Total liabilities	2,514,116	3,527,364

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	418,910	970,162	1,973,985
Net (loss)/income	(253,563)	(606,946)	393,063
Net cash generated from operating activities	89,272	845,616	1,448,005
Net cash used in investing activities	(117,695)	(375,802)	(315,198)
Net cash generated from (used in) financing activities	47,080	(391,237)	8,018

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditor (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, valuation allowance for deferred tax assets, the variable consideration to be earned under refundable course model, useful lives of property and equipment, impairment of long-term assets and valuation of share-based compensation. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, and VIEs and VIEs’ subsidiaries. All intercompany transactions and balances were eliminated upon consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs and VIEs’ subsidiaries is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and the consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and term deposits, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Short-term investments

Short-term investments consist of financial products with unsecured principal purchased from commercial banks and financial institutions which have original maturities of less than one year. The carrying amount of these short-term investments approximates their fair values due to the short-term maturities of these investments and are carried at cost.

The Group reviews its short-term investments for impairment whenever an event or circumstance indicates that impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. An impairment charge is recorded in the consolidated statements of operations if the carrying amount of an investment exceeds the investment’s fair value.

Long-term investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

Under the equity method of accounting, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and adjusts the investment carrying amount accordingly.

The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, short-term investments, amounts due from related parties, other current liabilities and long-term debt. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments approximate their fair values due to short-term maturities.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	36-37 years
Leasehold and buildings improvements	Shorter of lease term or expected useful life
Electronic and office equipment	3-5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment, net - continued

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Intangible assets, net

Intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	3 years

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2016, 2017 and 2018.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This standard replaced existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The ASU also includes guidance regarding the accounting for contract acquisition costs, which includes sales commissions. The Group has early adopted the new standard as of January 1, 2017 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods. The Group did not apply practical expedients as provided under Topic 606.

The Group follows five steps for its revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue is reported net of discount, business tax, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

For online education services, the Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group’s integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 31 months and 20 months, respectively, for the year ended December 31, 2018.

The transaction price of the integrated online education service package is determined by the contract amount net of any discounts. Students are offered a full, unconditional refund within 24 hours upon enrollment, and a partial refund for the undelivered courses, excluding registration fees, within 7 days.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

Online education services – continued

Online education services consist of two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends. For the refundable course model, the Group provides a student the ability to apply for a refund if the student achieves certain agreed conditions. The Group estimates the variable consideration to be earned to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved and recognizes revenue over time from the registration day to the day on which the service period ends on a straight line basis. The Group’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Group’s anticipated performance and all information (historical, current and forecasted) that is reasonably available.

Under the non-refundable course model, for certain online courses, the service period includes a regular period plus an extended period. The Group offers students an extended period after the regular period if conditions are met. Based on historical passing rates, and forecasted passing rates due to continuous improvement of service equality, the Group applies and categorizes the students by portfolio (1) eligible to extended period and (2) not eligible to extended period and estimates the portion of each portfolio. The Group recognizes the revenue on each portfolio over time from the registration day to the day on which the service is expected to end on a straight line basis.

Online education services with insurance coverage since 2018

Under the non-refundable course model, for certain online courses, the Group offers a bundle service including an integrated online education service package with insurance coverage for tuition refund. If the refundable conditions are met, students could claim the insurance equal to full or partial amount of the service fee. The Group identifies that the integrated online education service package and the insurance service are two separate performance obligations as students benefit from each service on its own and they are separately identifiable in the contract. The Group records revenue generated from online education services with insurance coverage on a gross basis as the Group is acting as the principal to fulfill all obligation and control all the services transferred to the students.

The Group estimates the stand-alone selling prices of each performance obligation based on the expected cost of satisfying each performance obligation plus an estimated margin for each performance obligation. Revenues for integrated online education service and the insurance coverage service are recognized based on their relative stand-alone selling price over their respective service periods on a straight line basis from the registration day to the day on which the service period ends as the students simultaneously receives and consumes the benefits provided by these two performance obligations.

The Group’s deferred costs represent the unamortized incremental sales commission relating to obtaining of customers contract, and the contract liability primarily consists of deferred revenue.

Student Financing

The Group offers an installment payment option to students, under which the students obtain loans, from accredited credit sources (“Loan Companies”) for the purpose of satisfying the student’s tuition payment due. The borrowing student is obligated to repay the loan principal in installments over periods ranging from 3 months to 12 months to the Loan Companies, while the Group agrees with the Loan Companies to bear the student’s interest expense and service fees. The Loan Companies remit the tuition to the Group for students to complete the registration. The interest expense and service fees are recorded as a reduction of the transaction price.

Commission revenue

The Group earns commission revenue by providing referral services to third party education institutions. Commission revenue is recognized when the referred students registered at the third party education institutions and the tuition fees are paid, by when the performance obligation is satisfied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Deferred Revenue

Revenues related to the Group’s online courses are recognized over time. Deferred revenue consists of tuition fees received from students for which services have not yet been provided to students.

Business taxes

Prior to May 2016, Beijing Sunlands and its subsidiaries were subject to business tax and related surcharges at a rate of 3.36% on revenues related to educational services and 5.6% on non-educational services, respectively. The net revenues are presented net of those taxes incurred.

Value added taxes (“VAT”)

Beginning in May 2016, in accordance with Tax rule (Cai Shui [2016] No. 68), the non-academic educational programs and services are subject to a simple VAT collection method at a rate of 3%. Entities which are subject to the tax rate of 3% are not allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Group’s educational services, which were previously subject to business tax, are therefore subject to VAT at the rate of 3%. For Tianjin Shangde, the educational services are subject to VAT at the rate of 6%. For non-educational services, the VAT rate is 6%, in accordance with Tax rule (Cai Shui [2016] No. 36).

Cost of revenue

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to salaries and benefits paid to teachers, related rental expenses, server management costs, bandwidth costs, payment processing costs, insurance cost, depreciations for property and equipment and amortizations for intangible assets.

Product development expenses

Product development expenses primarily consist of (i) salaries and benefits for innovation and development of course content, product and technology development personnel, and (ii) office rental, general expenses and depreciation and amortization expenses associated with the product development activities. The Group’s product development activities primarily consist of the development and enhancement of the Group’s educational content, applications and platforms. The Group has expensed all product development expenses when incurred.

Sales commission

The incremental sales commission relating to obtaining of the customer contract and expected to be recovered is accounted for as an incremental cost of obtaining a contract pursuant to ASC340-40 and is capitalized as deferred costs when incurred. The capitalized cost is amortized in the same manner as the revenue recognized and is included in “sales and marketing expenses” in the consolidated statements of operations.

Other sales commission incurred regardless of whether the contract was obtained is recognized as an expense when incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising expenditure

Advertising expenditure, mainly includes search engine marketing and mobile marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB188,516, RMB499,294 and RMB983,012 for the years ended December 31, 2016, 2017 and 2018, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries and benefits for sales and marketing personnel, (ii) search engine marketing and mobile marketing expenses and other advertising expenses, (iii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities.

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term.

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Whereas for the government subsidies with future performance obligations, the Group recognizes those as liabilities when received until the performances obligations have been met at which time, those are recognized as other income. Government subsidies received and recorded as other income amounted to RMB1,601, RMB3,223 and RMB28,688 for the years ended December 31, 2016, 2017 and 2018, respectively.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss. The Group presents the components of net loss, the components of other comprehensive loss and total comprehensive loss in two separate but consecutive statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Net loss per share

Prior to IPO, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year using the two-class method.

The holders of the convertible redeemable preferred shares are entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company has used the two-class method in computing net loss per share. Under the two-class method, net loss is allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights.

After IPO, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. To calculate the number of shares for diluted loss per share, the effect of the share options is computed using the treasury stock method.

As the Company was loss making for the years ended December 31, 2016, 2017 and 2018, the effect of potential issuances of shares for the convertible redeemable preferred shares and share options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

Share-based compensation awards which require the issuance of a variable number of shares to settle a fixed monetary amount are recorded as liabilities.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB104,244 and RMB157,103, which were denominated in RMB at December 31, 2017 and 2018, representing 18.6% and 12.6% of the cash and cash equivalents at December 31, 2017 and 2018, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, amounts due from related parties and prepaid expenses and other current assets. The Group places its cash and cash equivalents and short-term investments in financial institutions with high credit ratings.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2018.

Newly adopted accounting pronouncements

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group has adopted the new standard as of January 1, 2018, which did not result in a material impact on its consolidated financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The amendments in this ASU are of a similar nature to the items typically addressed in the Codification improvements project. However, the Board decided to issue a separate ASU for the improvements related to Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase stakeholders’ awareness of the amendments and to expedite the improvements. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2016-02. For entities that have early adopted Topic 842, the amendments in this Update should be effective upon issuance of the final Update and the transition requirements should be the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements of the amendments should be the same as the effective date and transition requirements in Topic 842.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in this ASU related to separating components of a contract affect the amendments in ASU 2016-02, which are not yet effective but can be early adopted. For entities that have not adopted Topic 842 before the issuance of this ASU, the effective date and transition requirements for the amendments in this ASU related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. All entities, including early adopters that elect the practical expedient related to separating components of a contract in this ASU must apply the expedient, by class of underlying asset, to all existing lease transactions that qualify for the expedient at the date elected. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements. The Group has substantially completed its evaluation of the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheet for the operating leases and will have insignificant impact on its consolidated statements of operations and cash flows. Adoption of the standard will result in recognition of additional right-of-use assets and lease liabilities by an amount approximated to the further minimum lease commitments disclosed in Note 20 on a discounted basis as of January 1, 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“VIE”). The guidance was issued in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the areas of applying the VIE guidance to private companies under common control and in considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The new standard will become effective for the Company beginning January 1, 2020, with early adoption permitted, and must be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of various financial products with unsecured principal from financial institutions in China at original maturity less than one year when purchased. While these financial products are not publicly traded, the Group estimated that their fair value approximated the costs considering their short-term maturities and high credit quality.

	As of December 31,
	2017	2018
	RMB	RMB
Short-term investments	353,070	1,028,564

No impairment loss was recognized for the three years ended December 31, 2016, 2017 and 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Prepaid and input VAT	14,440	58,234
Prepaid marketing expenses	9,059	23,756
Interest receivables (1)	—	11,632
Prepaid expenses (2)	10,081	10,820
Deferred IPO expenses	5,746	—
Deposits (3)	5,154	4,595
Receivables from third-party payment platforms	3,045	3,886
Staff advances	932	9,242
Others	536	2,743
Total	48,993	124,908

(1)	Represented interest receivables from short-term investments (Note 3).

(2)	Represented the prepaid expenses for telecommunications, network, service for online live steaming, advertising and rental.

(3)	Represented rental deposits, deposits for search engine marketing activities and deposits for leasehold improvement of buildings which all being refundable within one year.

5.	DEFERRED COSTS

Deferred costs primarily consist of the incremental sales commission and service fee relating to obtaining of customers contract which is expected to be recovered and is capitalized pursuant to ASC340-40. The capitalized sales commission is amortized in the same manner the related revenue being recognized.

The movements of deferred costs for the years ended December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Beginning balances (current and non-current)	25,228	98,260
Additions	121,327	374,594
Amortizations	(48,213)	(145,488)
Impairments	(82)	(99)
Ending balances (current and non-current)	98,260	327,267
Deferred costs, current	55,073	180,657
Deferred costs, non-current	43,187	146,610

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Leasehold and buildings improvements	40,675	91,265
Electronic and office equipment	16,061	29,936
Buildings (1)	485,588	480,271
Total cost	542,324	601,472
Less: Accumulated depreciation	(17,036)	(41,961)
Property and equipment, net	525,288	559,511

(1)

In 2017, the Group purchased two buildings in Wuhan (Building A and B) and one building in Guangzhou (Building C) with a total consideration of RMB480,271. RMB60,000 of the consideration was paid by a mortgage loan provided by a PRC bank in August 2018 (Note 12).

Depreciation expenses were RMB4,993, RMB7,333 and RMB24,930 for the years ended December 31, 2016, 2017 and 2018, respectively.

7.	INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Computer software	3,092	3,757
Less: Accumulated amortization	(1,540)	(2,388)
Intangible assets, net	1,552	1,369

Amortization expenses were RMB477, RMB776 and RMB848 for the years ended December 31, 2016, 2017 and 2018, respectively.

The intangible assets amortization expenses for each of the following fiscal years are as follows:

Amortization
RMB
2019	717
2020	553
2021	99
Total	1,369

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Partnership A (1)	3,300	3,911
Partnership B (2)	—	26,098
Total	3,300	30,009

(1)

In January 2017, the Group made an investment of  RMB8,190 to a limited partnership A (the “Partnership A”) in the PRC, representing 90% of the total investment amount of Partnership A. The Group is the limited partner with no substantive kickout rights, nor substantive participating rights.

(2)

In August 2018, the Group made an investment of  RMB25,000 to a limited partnership B (the “Partnership B”) in the PRC, representing 3.3% of total investment amount of Partnership B. The Group committed to invest another RMB25,000 to this investee upon the request of the general partner of the Partnership B (Note 20).

The Group used equity method of accounting to record these investments since the Group has the ability to exercise significant influence but does not have control over the investees. The Group reviewed the investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. As of December 31, 2017 and 2018, no impairment loss was recorded in regard to these investments.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Rental deposits (1)	9,689	12,772
Prepayment to acquire a building (2)	119,952	404,725
Others	—	1,203
Total	129,641	418,700

(1)	Rental deposits represent office and enrollment centers’ rental deposits for the Group’s daily operations, which are not refundable within one year.

(2)	The amounts represent the prepayment for one building (Building D) in Wuhan and the building was under construction by the real estate developer as of December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Salary and welfare payables	148,337	124,137
Accrued marketing expenses	16,133	120,269
Accrued rental expenses	33,693	51,087
Accrued service fees (1)	13,595	94,789
Other tax liabilities	9,915	29,872
Advanced deposits (2)	6,081	6,650
Refund liability (3)	2,452	6,625
Payables for leasehold improvement and intangible assets	2,180	4,911
American Depositary Receipt commission - within one year	—	3,482
Payables to educational institutions (4)	—	6,024
Payables for share repurchase	—	857
Other payables	3,514	6,581
	235,900	455,284

(1)	The balance represented accrued expenses for outsourced service providers and other professional services.

(2)

Advanced deposits consisted of (1) down payments paid by prospective students before contract signing and (2) insurance premium collected from existing students to be paid on behalf of them to contracted insurance companies.

(3)	Refund liability amounted to RMB2,452 and RMB6,625 as of December 31, 2017 and 2018, respectively, representing the estimated amounts of deferred revenue with contingency in cash refund.

(4)	The balances represented tuition fees collected from the students for their registrations with educational institutions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.	REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2016, 2017 and 2018, all of the Group’s revenues were generated in the PRC, and the disaggregated revenues by types and models were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Disaggregation of revenues
Revenue by types:
Gross revenues:
Degree- or diploma-oriented post-secondary courses	296,269	822,832	1,814,178
Professional certification preparation and professional skills courses	122,005	145,840	161,366
Subtotal Online educational courses	418,274	968,672	1,975,544
Commissions	4,528	4,105	6,374
Others	1,284	1,901	587
Total revenues	424,086	974,678	1,982,505
Less: sales tax and surcharges	(5,176)	(4,516)	(8,520)
Total net revenues	418,910	970,162	1,973,985
Revenue by models:
Gross revenues:
Refundable	79,541	126,277	85,630
Non-refundable	338,733	842,395	1,889,914
Subtotal Online educational courses	418,274	968,672	1,975,544
Commissions	4,528	4,105	6,374
Others	1,284	1,901	587
Total revenues	424,086	974,678	1,982,505
Less: sales tax and surcharges	(5,176)	(4,516)	(8,520)
Total net revenues	418,910	970,162	1,973,985

The movements of the deferred revenue for the years ended December 31, 2017 and 2018 were as follows (1):

	As of December 31,
	2017	2018
	RMB	RMB
Beginning balance (current and noncurrent)	727,569	2,110,428
Additions	2,381,755	3,214,400
Deductions	(998,896)	(2,038,803)
Ending balance (current and noncurrent)	2,110,428	3,286,025
Deferred revenue, current	1,325,954	1,765,085
Deferred revenue, non-current	784,474	1,520,940

(1)	Amounts presented are inclusive of VAT (see VAT in Note 2).
12.	LONG-TERM DEBT

On August 29, 2018 and November 21, 2018, the Group entered into two loan agreements with a PRC bank to obtain mortgaged loans totaling to RMB260,000 for the purchase of Building A and Building D in Wuhan. The loans are secured by pledging the Building A and Building D and are repaid in equal instalment every three months with annual interest rate of 5.782% and maturity term in 8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARE

On July 5, 2016, Beijing Sunlands issued 20.27% equity interests with preferential rights (“Series A Equity Interest”) to certain third party shareholders (“Series A Preferred Shareholders”) for a total cash consideration of RMB335,000.

In August 2017, as an integrated step of the 2017 Reorganization, the Company (1) redeemed certain Series A Equity Interest from one of the holders of Series A Equity Interest at cash consideration of RMB86,000 and (2) newly issued 954,274 Series A Preferred Shares proportionally to the then existing Series A Preferred Shareholders of Beijing Sunlands to mirror the shareholding structure of Beijing Sunlands to the Company. In November 2017, the Series A Preferred Shareholders withdrew the original investment of RMB242,078 from Beijing Sunlands and the proceeds were reinvested in full to the Company in January 2018.

In August 2017, the Company issued 826,389 Series B Preferred Shares to a third party investor (the “Series B Preferred Shareholder”) for a cash consideration of US$90,000 (equivalent to RMB601,605).

In September 2017, the Company issued 141,264 Series B+ Preferred Shares to a third party investor (the “Series B+ Preferred Shareholder”) for a cash consideration of US$20,000 (equivalent to RMB131,104).

Upon the completion of the Company's IPO in March 2018, Series A, Series B and Series B+ Preferred Shares outstanding then were converted into different classes of ordinary shares on a 1:1 basis. 954,274 Series A convertible redeemable preferred shares were converted into 954,274 Class A ordinary shares; 826,389 Series B convertible redeemable preferred shares were converted into 826,389 Class B ordinary shares; and 141,264 Series B+ convertible redeemable preferred shares were converted into 141,264 Class A ordinary shares.

The Series A, Series B and Series B+ Preferred Shares are collectively referred to as the “Preferred Shares”. The key terms of the Preferred Shares are as follows:

Conversion

Each holder of Preferred Shares have the right to convert any or all of its Preferred Shares into ordinary shares at the quotient of the original issue price divided by the then effective conversion price as defined in the memorandum and articles of association being no less than par value. In addition, all outstanding Preferred Shares shall be automatically converted into ordinary shares upon the consummation of a Qualified IPO. In addition, each Series A Preferred Share shall be automatically converted into ordinary shares upon the consummation of a Series A Target IPO. Qualified IPO was defined as a public offering of the shares on any of the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers Automated Quotations (“NASDAQ”) Global Market or such other stock exchange approved by the Board and in such public offering, (i) the number of Shares newly issued and sold to the public shall represent not less than 10% of the fully diluted share capital of the Company as of immediately following such public offering, and (ii) the per share price to public is not less than the issuance price of Series B+ Preferred Shares, as proportionally adjusted for share splits, share dividends, share combinations and similar events.

Series A Target IPO was defined as a public offering of the shares on any of the NYSE, the NASDAQ Global Market or such other stock exchange approved by the Board, and in such public offering, (i) the market capitalization of the Company is not less than US$500,000 immediately following such public offering, and (ii) the aggregate gross proceeds to the Company are not less than US$100,000.

Voting Rights

The holders of Preferred Shares and the holders of ordinary shares shall vote together based on their shareholding percentages.

Dividends

The holder of each Preferred Share shall have the right to receive non-cumulative dividends, pari passu with the ordinary shares, on an as-converted basis, when, as and if declared by the Board.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARE - continued

Redemption

In the event that the Company has not consummated a Series A Target IPO as of the date that is thirty months after August 15, 2017 (or such other later date as approved at any time by the holders of not less than three fourths of the then issued and outstanding Series A Preferred Shares), each Series A Preferred Shareholder shall have the option, but is not required to sell all or a portion of the Series A Preferred Shares held at a price of the original issuance price plus a simple rate of 10% interest per annum since the date of issuance to the date on which the applicable redemption amount is paid in full. The redemption price shall plus all declared but unpaid dividends thereon up to the date of such redemption. The redemption value of the Series A Preferred Shares was RMB303,040 as of December 31, 2017.

In the event that the Company has not consummated a Qualified IPO as of the fifth anniversary of August 15, 2017, or has consummated an initial public offering that is not a Qualified IPO at any time prior to the fifth anniversary of August 15, 2017, each Series B Preferred Shareholder shall have the option, but is not required to sell all or a portion of the Series B Preferred Shares held at a price of the original issuance price plus a compound rate of 10% interest per annum since the date of issuance to the date on which the applicable redemption amount is paid in full. The redemption price shall plus all declared but unpaid dividends thereon up to the date of such redemption. The redemption value of the Series B Preferred Shares was RMB623,679 as of December 31, 2017.

In the event that the Company has not consummated a Qualified IPO as of the fifth anniversary of September 1, 2017, or has consummated an initial public offering that is not a Qualified IPO at any time prior to the fifth anniversary of September 1, 2017, each Series B+ Preferred Shareholder shall have the option, but is not required to sell all or a portion of the Series B+ Preferred Shares held at a price of the original issuance price plus a compound rate of 10% interest per annum since the date of issuance to the date on which the applicable redemption amount is paid in full. The redemption price shall plus all declared but unpaid dividends thereon up to the date of such redemption. The redemption value of the Series B+ Preferred Shares was RMB135,312 as of December 31, 2017.

Liquidation

In the event of any liquidation, dissolution, winding up of the Company or any deemed liquidation event (each, a “Liquidation Event”), the proceeds shall be distributed according to the following sequence:

(1)

first to the Series B and B+ Preferred Shareholders at an amount (the “Series B and B+ Liquidation Preference Amount”) equals the higher of (a) at a 8% compound interest per annum of the original issuance price of Series B and B+ Preferred Shares from the date of issuance to the date of the Liquidation Event, plus any declared but unpaid dividend and (b) an amount equal to such Series B and B+ Preferred Shareholders’ share of proceeds if all the preferred shares were converted into ordinary shares and the proceeds were distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each such holders;

(2)

second to Series A Preferred Shareholders at an amount equals the higher of (a) 10% compound interest per annum from the date of issuance to the date of the Liquidation Event, plus any declared but unpaid dividend (“Series A Liquidation Preference Amount”) and (b) two times of the Series A Preferred Shares original issuance price (as proportionally adjusted for share sub-divisions, share dividends, share consolidations, recapitalizations and similar events).

(3)

third, after the full distribution of Series B Liquidation Preference Amount and the Series A Liquidation Preference Amount, any remaining proceeds shall be distributed among the Series A Preferred Shareholders and the holders of the ordinary shares in proportion to the number of ordinary shares held by each such holder on an as-converted basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.	ORDINARY SHARES

On September 18, 2015, the Company authorized 1,000,000,000 shares of a par value of US$0.00005 (equivalent to RMB0.0003) per share and issued 1 ordinary share at par value at incorporation.

In August 2017, the Company newly issued 1,909,309 ordinary shares proportionally to the then existing shareholders in relation to the 2017 Reorganization. In October 2017, the shareholders of the Company approved a share split at a 1 to 2 ratio for each ordinary share and Preferred Share. All share and per share amounts for all periods presented herein have been adjusted to reflect the split as if it had occurred at the beginning of the first period presented.

In August 2017, subsequent to the 2017 Reorganization, the Company newly issued 146,930 ordinary shares to certain directors and management at no consideration as a share-based compensation (Note 16).

In March 2018, the Company completed its IPO and issued 16,478,275 ADSs (representing 659,131 Class A ordinary shares). The net proceeds raised from IPO were RMB1,109,517, net of issuance cost of RMB80,128. Upon the completion of IPO, the ordinary shares of the Company are classified as Class A, Class B and Class C ordinary shares. Holders of Class A, Class B and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and is not convertible. Each Class B ordinary share is entitled to seven votes and is solely convertible into one Class A ordinary share, at any time by the holder thereof. Each Class C ordinary share is entitled to ten votes and is solely convertible into one Class A ordinary share, at any time by the holder thereof.

Upon the completion of IPO, 4,329,000 ordinary shares outstanding then were designated to 63,714 Class A ordinary shares and 4,265,286 Class C ordinary shares, respectively.

On August 29, 2018, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. 1,127,055 ADSs (equivalent to 45,082 Class A ordinary shares) were repurchased in the year ended December 31, 2018 at a total consideration of RMB34,828. The repurchased shares were presented as treasury stock on the consolidated balance sheet as of December 31, 2018.

15.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, short-term investments, amounts due from related parties and long-term debt on a recurring basis as of December 31, 2017 and 2018. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of short-term investments and amounts due from related parties approximate their fair values due to their short-term maturity and are within Level 2 of the fair value hierarchy. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable debts.

Measured or disclosed at fair value on a non-recurring basis

The Group measures long-term investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE INCENTIVE PLAN

2017 Share Incentive Plan

In October 2017, the shareholders of the Company approved the 2017 Share Incentive Plan (the “2017 ESOP”) under which the Company can grant a maximum of 483,846 ordinary shares. On August 24, 2018, the Company further approved an additional 345,503 ordinary shares for issuance, and therefore, 829,349 ordinary shares reserved for issuance under the 2017 ESOP.

Scheme I

On October 20, 2017, the Company granted 363,452 options under the 2017 ESOP for an exercise price of $0.0047 (equivalent to RMB0.0312).

Vesting of Options

The options shall vest and become exercisable immediately at the grant date.

Exercise of Options

The options shall be exercisable before the date of expiration.

Expiration of Options

Any unexercised option shall be immediately forfeited upon the date of the Company’s IPO.

The entire 363,452 options granted under this scheme were exercised at the grant date and a compensation expense of RMB 205,630 was recorded for the year ended December 31, 2017.

Scheme II

On October 20, 2017, the Company granted 66,053 options under the 2017 ESOP for an exercise price of $84.75 (equivalent to RMB560.95).

Vesting of Options

The options shall vest and become exercisable in the installments of 10%, 20%, 30% and 40%, respectively on the first, second, third and fourth anniversary of the date of the Company’s IPO.

Exercise of Options

The options shall be exercisable before the date of expiration.

Any unexercised option shall be immediately forfeited upon the tenth anniversary of October 20, 2017.

The vesting and exercisability of options granted under Scheme II of the 2017 ESOP are both upon the IPO which is not assessed as probable until the effective date of the IPO. Therefore, no share-based compensation expenses were accrued for the year ended December 31, 2017. Upon the completion of the Company's IPO in March 2018, a compensation expense of RMB2,751 was recorded for the year ended December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE INCENTIVE PLAN - continued

Scheme II - continued

A summary of option activities and changes during the year ended December 31, 2018 were presented below:

			Weighted- average		Weighted-
		Weighted-	remaining	Aggregated	average
	Number of	average	contractual	intrinsic	grant date
Share option	shares	exercise price	term(years)	value	fair value
		RMB		RMB	RMB
Outstanding, December 31, 2017	62,268	560.95	9.81	302	271.90
Forfeited	(10,437)	560.95			271.90
Outstanding, December 31, 2018	51,831	560.95	8.81	—	271.90

The Company calculated the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used.

October 20,
Grant Dates	2017
Risk-free interest rate	2.0%-2.4%
Volatility	32%-45%
Expected dividend yield	0%
Exercise multiples	2.2-2.8
Exercise price	0.0312-560.95
Life of option (years)	0.53-10
Fair value of underlying ordinary share	565.80

(1) Risk free rate of interest

Risk-free interest rate was estimated based on the yield to maturity of US Sovereign Strips Curve with maturity date closest to the life to expiration, plus country default spread of China as of the valuation dates.

(2) Volatility

The volatility factor estimated was based on the daily share price volatility of comparable companies for an observation period that matches the life to expiration of share options.

(3) Dividend Yield

The management does not have any dividend policy after IPO. Hence, the dividend payout ratio is assumed to be 0%.

(4) Exercise multiples

Exercise multiple is based on empirical research on typical employee stock option exercising behavior.

In addition to the Share Incentive Plans disclosed above, in August 2017, the Company issued 146,930 ordinary shares to certain directors and management at no consideration as a share-based compensation. As a result, a compensation expense of RMB83,133 was recorded for the year ended December 31, 2017.

On May 17, 2018, the Company's Board of Directors approved to award certain independent directors for their services rendered for the year ended December 31, 2018. The awards would be settled by issuing a variable number of the Company’s shares valued at RMB1,100 and the share number is determined by dividing such fixed amount by the average closing price during certain periods of time. The Group accounted for the awards to the independent directors as share-based compensation classified as liabilities which was included in accrued expenses and other current liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE INCENTIVE PLAN - continued

Total share-based compensation expense of share-based awards granted to employees, certain directors and management recognized for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cost of revenues	—	19,244	314
Sales and marketing expenses	—	75,237	773
General and administrative expenses	—	194,282	2,764
	—	288,763	3,851

As of December 31, 2018, the unrecognized share-based compensation expenses related to share options were RMB14,083, which are expected to be recognized over a weighted average period of 3.2 years.

17.	INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

The Company’s subsidiary, Sunlands HK is located in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by Sunlands HK will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2016, 2017 and 2018.

China

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprises in China, including foreign invested enterprises.

From 2015, Previous WFOE qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law, and therefore, was entitled to preferential income tax rate of 15% from 2015 through 2017.

In 2016, Beijing Sunlands obtained HNTE qualification and was entitled to preferential income tax rate of 15% from 2016 through 2018.

The deferred income tax expenses in the consolidated statements of operations were nil, nil and nil for the three years ended December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.	INCOME TAXES - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Loss before income tax expenses	(253,567)	(913,824)	(928,660)
Income tax expenses computed at applicable tax rates of 25%	(63,392)	(228,456)	(232,165)
Non-deductible and super deduction expenses	2,477	(3,490)	(8,013)
Effect of tax holidays and preferential tax rates	24,808	130,296	64,029
Change in valuation allowance	36,107	101,650	176,149
Income tax expenses	—	—	—

If the tax holidays granted to Beijing Sunlands and Previous WFOE were not available, the Group’s income tax expenses would have been nil, which would have no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2018. Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Non-current deferred tax assets
Accrued expenses	5,108	13,270
Advertising expenses carry-forwards	87,600	87,600
Net operating loss carry-forwards	117,031	285,018
Total non-current deferred tax assets	209,739	385,888
Less: valuation allowance	(209,739)	(385,888)
Non-current deferred tax assets, net	—	—
Total non-current deferred tax liabilities	—	—

As of December 31, 2018, the Company’ subsidiaries, VIEs and VIEs’ subsidiaries registered in the PRC have total net operating loss carry forwards of RMB1,677,243, which would expire on various dates through December 31, 2019 to December 31, 2028.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2016, 2017 and 2018.

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.	NET LOSS PER SHARE

For the purpose of calculating net loss per share as a result of the 2017 Reorganization as described in Note 1, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company in 2017 as if the Group’s 2017 Reorganization took place on January 1, 2016:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net loss attributable to Sunlands Technology Group used in basic and diluted net loss per share:
Net loss attributable to ordinary shareholders	(253,567)	(918,578)	(927,022)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	3,818,618	3,945,864	6,294,870
Net loss per share
Basic and diluted	(66.40)	(232.80)	(147.27)

Given the Company's loss making position for the years ended December 31, 2016, 2017 and 2018, the effect of potential issuances of shares for the convertible redeemable preferred shares and share options would be anti-dilutive:

(1)	The outstanding 520,161 Series A Preferred Shares were not considered in the computation of diluted net loss per share for the year ended December 31, 2016;
(2)

The outstanding 954,274 Series A Preferred Shares, 826,389 Series B Preferred Shares and 141,264 Series B+ Preferred Shares were not considered in the computation of diluted net loss per share for the year ended December 31, 2017;

(3)	51,831 share options were not considered in the computation of diluted net loss per share for the year ended December 31, 2018.

19.	AMOUNTS DUE FROM/TO RELATED PARTIES

(1)	The table below sets forth the major related parties and their relationship with the Group.

Name of related parties	Relationship with the Group
Shangde Jiaxun	Entity controlled by the Founder and the CEO (Note 1)
ELITE CONCEPT HOLDINGS LIMITED	Class A Ordinary Shares holder
Shanghai Chuang Ji Investment Center
(Limited Partnership) (“Shanghai Chuang Ji”)	Class A Ordinary Shares holder
Shenzhen Xingwang Hulian II Investment Center
(Limited Partnership) (“Shenzhen Xingwang”)	Class A Ordinary Shares holder

(2)	The related party transactions were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Disposal of a subsidiary to a related party	—	1,000	—

In October 2017, the Group disposed a subsidiary to Shangde Jiaxun with a total consideration of RMB1,000 and a gain of RMB178 was recorded in the Group’s consolidated statement of operations for the year ended December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	AMOUNTS DUE FROM/TO RELATED PARTIES - continued

(3)	As of December 31, 2017 and 2018, the aggregate amounts due from related parties were set forth below:

	As of December 31,
	2017	2018
	RMB	RMB
Shangde Jiaxun(i)	8,018	—
ELITE CONCEPT HOLDINGS LIMITED(ii)	162,000	—
Shanghai Chuang Ji(ii)	80,000	—
Shenzhen Xingwang(ii)	78	—
	250,096	—

(i)

The balances as of December 31, 2017 included the consideration receivable of RMB1,000 from disposal of a subsidiary. The remaining balance of RMB7,018 were interest-free, unsecured and repayable on demand. The balance as of December 31, 2017 was fully repaid in February 2018.

(ii)

The balances as of December 31, 2017 represented the original investments of RMB242,078 in Series A Equity Interest withdrew from Beijing Sunlands by certain Series A Preferred Shareholders which were reinvested in full to the Company in January 2018 (Note 13).

(4)	As of December 31, 2017 and 2018, the aggregate amounts due to related parties were both nil.
20.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices and public displays with initial terms of one-year or longer consisted of the following at December 31, 2018:

RMB
2019	110,796
2020	97,949
2021	90,347
2022	83,251
2023 and thereafter	698,995
1,081,338

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. For the years ended December 31, 2016, 2017 and 2018, the total rental expenses for all operating leases amounted to RMB53,714, RMB65,214 and RMB107,331, respectively.

Investment commitment

The Group was obligated to pay RMB25,000 for the long-term investments as of December 31, 2018.

21.	SEGMENT REPORTING

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM.

For the years ended December 31, 2016, 2017 and 2018, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. The Group has one operating segment, which is the provision of online education service. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

22.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB64,189, RMB164,775 and RMB228,376, for the years ended December 31, 2016, 2017 and 2018, respectively.

23.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,986 as of December 31, 2018.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	155,652	1,086,521	158,028
Short-term investments	—	441,513	64,215
Prepaid expenses and other current assets	—	11,950	1,738
Amounts due from subsidiaries	509,657	695,194	101,112
Amounts due from related parties	242,078	—	—
Total current assets	907,387	2,235,178	325,093
TOTAL ASSETS	907,387	2,235,178	325,093

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	81	6,268	912
Total current liabilities	81	6,268	912
Non-current liabilities
Investment in subsidiaries	1,524,565	2,556,801	371,871
Other non-current liabilities	—	11,228	1,633
Total non-current liabilities	1,524,565	2,568,029	373,504
TOTAL LIABILITIES	1,524,646	2,574,297	374,416

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	292,000	—	—
Series B convertible redeemable preferred shares	601,605	—	—
Series B+ convertible redeemable preferred shares	131,104	—	—
TOTAL MEZZANINE EQUITY	1,024,709	—	—

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00005, 1,000,000,000 shares authorized; 4,329,000 and nil shares issued and outstanding as of December 31, 2017 and 2018, respectively)	1	—	—
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; nil and 1,818,383 shares issued as of December 31, 2017 and 2018, respectively; nil and 1,773,301 shares outstanding as of December 31, 2017 and 2018, respectively)	—	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; nil and 826,389 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; nil and 4,265,286 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	1	—
Treasury stock	—	—	—
Additional paid-in capital	289,674	2,391,822	347,876
Accumulated other comprehensive (loss)/income	(8,759)	118,827	17,283
Accumulated deficit	(1,922,884)	(2,849,770)	(414,482)
TOTAL SHAREHOLDERS’ DEFICIT	(1,641,968)	(339,119)	(49,323)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	907,387	2,235,178	325,093

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cost of revenues	—	(19,244)	(475)	(69)
Gross profit	—	(19,244)	(475)	(69)
Operating expenses
Sales and marketing expenses	—	(75,237)	(820)	(119)
General and administrative expenses	(4)	(194,878)	(15,335)	(2,230)
Total operating expenses	(4)	(270,115)	(16,155)	(2,349)
Loss from operations	(4)	(289,359)	(16,630)	(2,418)
Interest income	—	1,592	33,525	4,876
(Loss)/profit before income tax expenses	(4)	(287,767)	16,895	2,458
Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(253,563)	(630,947)	(943,781)	(137,268)
Net loss	(253,567)	(918,714)	(926,886)	(134,810)

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

			Class A		Class B		Class C		Additional	Treasury		Accumulated other		Total
	Ordinary shares		Ordinary shares		Ordinary shares		Ordinary shares		paid-in	stock		comprehensive	Accumulated	shareholders'
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	(loss)/income	deficit	deficit
		RMB		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB
Balance as of January 1, 2016	3,818,618	1	—	—	—	—	—	—	911	—	—	—	(372,656)	(371,744)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(253,567)	(253,567)
Recapitalization in connection with the Group’s 2016 reorganization	—	—	—	—	—	—	—	—	—	—	—	—	(293,644)	(293,644)
Capital contribution from equity shareholders	—	—	—	—	—	—	—	—	30,000	—	—	—	—	30,000
Balance as of December 31, 2016	3,818,618	1	—	—	—	—	—	—	30,911	—	—	—	(919,867)	(888,955)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(918,714)	(918,714)
Capital contribution from a noncontrolling shareholder	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of equity from shareholders	—	—	—	—	—	—	—	—	(30,000)	—	—	—	(41,303)	(71,303)
Cash dividend to a Series A convertible redeemable preferred shareholder	—	—	—	—	—	—	—	—	—	—	—	—	(43,000)	(43,000)
Shares issuance in relation to share-based compensation	510,382	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	288,763	—	—	—	—	288,763
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	(8,759)	—	(8,759)
Balance as of December 31, 2017	4,329,000	1	—	—	—	—	—	—	289,674	—	—	(8,759)	(1,922,884)	(1,641,968)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(926,886)	(926,886)
Issuance of ordinary shares, net of issuance cost of 80,128	—	—	659,131	—	—	—	—	—	1,109,517	—	—	—	—	1,109,517
Conversion of convertible redeemable preferred shares upon initial public offering	(4,329,000)	(1)	1,159,252	1	826,389	—	4,265,286	1	1,024,708	—	—	—	—	1,024,709
Share repurchase	—	—	(45,082)	—	—	—	—	—	(34,828)	45,082	—	—	—	(34,828)
Share-based compensation	—	—	—	—	—	—	—	—	2,751	—	—	—	—	2,751
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	127,586	—	127,586
Balance as of December 31, 2018 in RMB	—	—	1,773,301	1	826,389	—	4,265,286	1	2,391,822	45,082	—	118,827	(2,849,770)	(339,119)
Balance as of December 31, 2018 in USD	—	—	1,773,301	—	826,389	—	4,265,286	—	347,876	45,082	—	17,283	(414,482)	(49,323)

Note: The number of ordinary shares reflects the outstanding ordinary shares of the Company as if the Group’s 2017 reorganization took place on January 1, 2016.

.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(253,567)	(918,714)	(926,886)	(134,810)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	—	288,763	3,851	560
Loss from investment in subsidiaries	253,563	813,313	1,032,235	150,132
Amounts due to subsidiaries	—	(751,735)	(185,537)	(26,985)
Prepaid expenses and other current assets	—	—	(19,276)	(2,804)
Other non-current liabilities	—	—	11,228	1,633
Accrued expenses and other current liabilities	4	75	4,231	615
Net cash used in operating activities	—	(568,298)	(80,154)	(11,659)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	—	—	(814,539)	(118,470)
Disposal of short-term investments	—	—	396,852	57,720
Net cash used in investing activities	—	—	(417,687)	(60,750)
CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due from related parties	—	—	245,654	35,729
Payment for share repurchase	—	—	(33,971)	(4,941)
Proceeds from initial public offering, net of issuance cost of 80,128	—	—	1,109,517	161,373
Capital contribution from series B and B+ convertible redeemable preferred shareholders	—	732,709	—	—
Net cash generated from financing activities	—	732,709	1,321,200	192,161
Effect of exchange rate charges	—	(8,759)	107,510	15,637
Net increase in cash and cash equivalents	—	155,652	930,869	135,389
Cash and cash equivalents at beginning of the year	—	—	155,652	22,639
Cash and cash equivalents at end of the year	—	155,652	1,086,521	158,028

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.

Schedule I has been provided pursuant the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.

The condensed financial information of Sunlands Technology Group has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Group's subsidiaries to their parent company in 2016, 2017 and 2018.

4.

As of December 31, 2018, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.