Form 20-F
period 2019-12-31
Sunlands Technology Group
filed 2020-04-24
CIK 1723935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to    .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

+86-10-52413738
E-mail: liyipeng@sunlands.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
STG
American depositary shares, each 25 ADS represent one Class A ordinary share	The New York Stock Exchange
Class A ordinary shares, par value US$0.00005 per share *

* Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,813,081 ordinary shares, comprised of (i) 1,728,006 Class A ordinary shares, par value $0.00005 per share; (ii) 826,389 Class B ordinary shares, par value $0.00005 per share and (iii) 4,258,686 Class C ordinary shares, par value $0.00005 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐              No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17            ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes ☐    No ☐

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
•

“new student enrollments” for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us and excluding those students that enroll in low-priced short courses designed to improve customer experience);

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
•

“student loan coverage ratio” is calculated by dividing the amount of tuitions financed by student loans by gross billings. For the purposes of calculating student loan coverage ratios for a particular period, (i) the amount of tuitions financed by student loans is the total value of orders financed by student loans less (a) the amount of loan refunds made during that period; and (b) the interest payments that we made to the credit providers on the loans during that period; and (ii) the value of an order financed by student loans included the amount of down payments made by a student; in 2019, the down payments made by students accounted for approximately 14% of the total value of orders financed by student loans;

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

The following selected consolidated statements of operations data and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data and selected consolidated cash flow data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements not included in this annual report.

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

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operation Data:	(in thousands, except for share and per share data)
Net revenues	159,010	418,910	970,162	1,973,985	2,193,902	315,134
Cost of revenues(1)	(61,713)	(70,986)	(170,261)	(330,376)	(396,316)	(56,927)
Gross profit	97,297	347,924	799,901	1,643,609	1,797,586	258,207
Operating expenses
Sales and marketing expenses(1)	(333,253)	(503,643)	(1,351,811)	(2,152,830)	(1,792,285)	(257,446)
Product development expenses(1)	(5,189)	(13,932)	(32,862)	(76,022)	(101,717)	(14,611)
General and administrative expenses(1)	(76,022)	(89,390)	(342,906)	(443,691)	(363,307)	(52,186)
Total operating expenses	(414,464)	(606,965)	(1,727,579)	(2,672,543)	(2,257,309)	(324,243)
Loss from operations	(317,167)	(259,041)	(927,678)	(1,028,934)	(459,723)	(66,036)
Interest income	814	3,051	13,578	70,355	60,166	8,642
Interest expense	—	—	—	(2,171)	(14,312)	(2,056)
Other income, net	770	2,423	276	32,090	21,280	3,057
Loss before income tax expenses	(315,583)	(253,567)	(913,824)	(928,660)	(392,589)	(56,393)
Income tax expenses	—	—	—	—	(2,440)	(350)
(Loss)/gain from equity method investments	—	—	(4,890)	1,710	(136)	(20)
Net loss from continuing operations	(315,583)	(253,567)	(918,714)	(926,950)	(395,165)	(56,763)
Net loss from discontinued operations, net of income tax expenses of nil	(2,719)	—	—	—	—	—
Net loss	(318,302)	(253,567)	(918,714)	(926,950)	(395,165)	(56,763)
Less: Net (loss)/gain attributable to non-controlling interest	—	—	(136)	72	(348)	(50)
Net loss from continuing operations attributable to Sunlands Technology Group	(315,583)	(253,567)	(918,578)	(927,022)	(394,817)	(56,713)
Net loss from discontinued operations attributable to Sunlands Technology Group	(2,719)	—	—	—	—	—
Net loss per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	(83.36)	(66.40)	(232.80)	(147.27)	(57.81)	(8.30)
Weighted average shares used in calculating net loss per ordinary share—basic and diluted	3,818,618	3,818,618	3,945,864	6,294,870	6,830,058	6,830,058

Note:

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	—	—	19,244	314	317	46
Sales and marketing expenses	2,014	—	75,237	773	674	97
Product development expenses	—	—	—	—	—	—
General and administrative expenses	21,643	—	194,282	2,764	1,979	284
Total	23,657	—	288,763	3,851	2,970	427

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operation Data:		(in thousands)
Cash and cash equivalents	4,446	23,103	559,459	1,248,810	1,402,226	201,417
Total assets	100,098	244,991	1,969,659	3,739,138	3,968,702	570,068
Deferred revenue	414,077	727,569	2,110,428	3,286,025	3,228,770	463,783
Accrued expenses and other current liabilities	33,765	71,377	235,900	455,284	435,225	62,516
Total liabilities	471,842	798,946	2,586,718	4,078,121	4,707,065	676,127
Total mezzanine equity	—	335,000	1,024,709	—	—	—
Total shareholders’ deficit	(371,744)	(888,955)	(1,641,768)	(338,983)	(738,363)	(106,059)

The following table presents our selected consolidated cash flow data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:	(in thousands)
Net cash provided by/(used in) operating activities	445	89,272	819,538	180,543	(533,547)	(76,638)
Net cash (used in)/provided by investing activities	(26,508)	(117,695)	(615,895)	(1,186,721)	729,546	104,794
Net cash provided by/(used in) financing activities	21,771	47,080	341,472	1,587,343	(64,150)	(9,214)
Effect of exchange rate changes	—	—	(8,759)	108,186	21,567	3,095
Net (decrease)/ increase in cash and cash equivalents	(4,292)	18,657	536,356	689,351	153,416	22,037
Cash and cash equivalents at beginning of the year	8,738	4,446	23,103	559,459	1,248,810	179,380
Cash and cash equivalents at end of the year	4,446	23,103	559,459	1,248,810	1,402,226	201,417

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

If we fail to manage our business growth effectively, the success of our business model will be compromised.

Our growth strategy has placed, and will continue to place, a significant strain on our sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To maintain our growth, we need to continue to acquire more students, scale up our course offerings, increase our academic and administrative faculty, as well as strengthen our platforms and systems. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage our business expansion, our costs and expenses may increase more than we plan and we may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our education services may suffer, which could damage our reputation and business prospect.

Our ability to effectively implement our strategies and manage our business growth will depend on a number of factors, including our ability to: (i) identify and effectively market our products and services in new markets with sufficient growth potential; (ii) develop and improve course offerings and educational contents to make them appealing to existing and prospective students, particularly working adult students; (iii) maintain and increase our student enrollments; (iv) effectively recruit, train and motivate a large number of new employees, including our faculty members and sales and marketing personnel; (v) successfully implement enhancements and improvements to the systems and platforms; (vi) continue to improve our operational, financial and management controls and efficiencies; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

Our net revenues were RMB970.2 million, RMB1,974.0 million and RMB2,193.9 million (US$315.1 million), respectively, in 2017, 2018 and 2019. During the same periods, our gross billings were RMB2,381.8 million, RMB3,214.4 million and RMB2,358.5 million (US$338.8 million), respectively, and our new student enrollments were 387,878, 526,014 and 363,013, respectively. Our gross billings and new student enrollments declined between 2018 and 2019 as we continued to adjust our marketing strategies, including adopting softer marketing tactics, in light of cost efficiency concerns in student acquisition and uncertainty of macro-economic trends. We are seeking to offer a broader range of courses, foster a more social and entertaining learning experience, and use cutting-edge technologies, particularly artificial intelligence, to improve students’ learning experience and outcomes. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that they will achieve the anticipated results or that our gross billings and new student enrollments will not continue to decline in the future due to the risks and uncertainties discussed in this “Item 3.D. Risk Factors.” If we are not able to achieve growth in our gross billings and new student enrollments effectively, or at all, our business and prospects may be materially and adversely affected.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB918.7 million, RMB927.0 million and RMB395.2 million (US$56.8 million) in 2017, 2018 and 2019, respectively. Our net loss narrowed significantly between 2018 and 2019 primarily due to the more prudent marketing approach that we adopted in 2019 to address the challenges and uncertainties associated with student acquisition costs. We cannot assure you, however, that our net loss will continue to be narrowed or that we will be able to generate net profits in the future.

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

We rely on our sales and marketing efforts to increase student enrollments. Our sales and marketing expenses primarily include expenses incurred in relation to sales and marketing personnel and marketing spending. We incurred approximately RMB1,351.8 million, RMB2,152.8 million and RMB1,792.3 million (US$257.4 million), respectively, in sales and marketing expenses in 2017, 2018 and 2019.

Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or engage a sufficient number of experienced sales and marketing personnel, or to train newly onboard sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s online education market are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and student preferences. Moreover, our sales and marketing activities may be deemed to violate PRC laws and regulations, and we may be exposed to administrative penalties, such as paying fines or publishing explanatory notes to limit the adverse effects of our marketing efforts. If we are deemed guilty of significant infringements, we may be ordered to cease sales and marketing activities temporarily and our business license may be revoked. Failure to engage in sales and marketing activities in a compliant and cost-effective manner may reduce our market share, cause our revenues and gross billings to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

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

Beijing Shangde Online Education Technology Co., Ltd., or Beijing Sunlands, Tianjin Shangde Online Education Technology Co., Ltd., or Tianjin Shangde, and Wuhan Shangde Online Education Technology Co., Ltd., or Wuhan Shangde, through which we operate our online education business, currently do not hold a private school operating permit for our online education services, and we may be subject to risks of administrative sanctions due to our lack of such permit.

On November 7, 2016, China’s National People’s Congress passed an amendment to the Promotion of Private Education Law, or the Amendment, which became effective on September 1, 2017. The Amendment applies different regulatory requirements to non-profit and for-profit private schools.

In December 2016, several PRC government agencies, including the MOE, the State Administration for Industry and Commerce which has now merged into the newly-established State Administration for Market Regulation, or the SAMR), and the Ministry of Human Resources and Social Welfare, jointly promulgated the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules. Under the Implementation Rules, the establishment, division, merger or any other material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of labor and social welfare and be registered with the competent local branch of SAMR, and a duly approved private school will be granted a private school operating permit. The Implementation Rules also provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. See “Item 4. Information on the Company—4.B. Business Overview—Regulations— Regulation Relating to Private Education—The Law for Promoting Private Education and its Implementing Rules.”

As of the date of this annual report, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to our lack of a private school operating permit for our online education services. In August 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. According to the MOJ Draft, online diploma-awarding education service providers shall obtain a private school operating permit and we, as an online non-diploma-awarding training service provider, shall file with the department of education at the provincial level. The MOJ Draft further stipulates that the internet technology service platform that provides the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Relating to Private Education—The Law for Promoting Private Education and its Implementing Rules.” As of the date of this annual report, the MOJ Draft is still pending final approval and has not come into effect. It is uncertain when and how the MOJ Draft would be signed into law and how local government would promulgate and implement rules related to the filing or licensing requirement applicable to online education service providers. In addition, we have made inquiries to the relevant education authorities and were informed that online education service providers were not required to obtain a private school operating permit for the provision of online education services, and that if such educational authorities were to require us to obtain a private school operating permit in the future, such authorities would not subject us to penalties for the provision of our services without obtaining a private school operating permit. We cannot assure you that the PRC government will not in the future require us to obtain a private school operating permit. If the PRC government requires us to obtain a private school operating permit or introduces additional amendments and guidelines to expand the coverage of the Amendment to explicitly cover online education service providers, and if we fail to do so, we may be subject to fines up to five times the illegitimate gains generated from the provision of training services without a proper license, other administrative sanctions, such as being ordered to refund tuition payments to the students, or criminal liabilities, for our lack of a private school operating permit.

We may also be subject to regulatory requirements that are more stringent than the ones currently applicable to us, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require us to obtain and maintain additional licenses and permits, and we may incur substantial expenses or alter or change our business to comply with these requirements. For example, on November 28, 2019, Beijing Administration for Industry and Commerce published the draft of Administrative Measures on Supervision and Service of the Prepaid Consumption of Beijing and the draft of Administrative Rules on Prepaid Consumption of the Academic After-school Training Institutions of Beijing for public comment. According to such measures and rules, (i) if a consumer requests a refund before the courses start, the training institution shall offer a full refund within 15 business days upon the refund requirement, (ii) if a consumer requests a refund before the completion of half of the courses, the corresponding fee may be deducted by the training institution according to the proportion of the completed courses, and the remaining part shall be refunded in a lump sum within 15 business days, (iii) if a consumer requests a refund after the completion of half of the courses, the training institution may not refund any tuition fee, and (iv) any refund for installment credit consumption shall comply with applicable regulations. It is uncertain as to whether and how such measures and rules would be applicable to us, and whether any future laws and regulations with respect to the tuition refund requirements for online education service providers like us will be introduced. We have been exposed to refund dispute between us and our students in the past. We cannot assure you that if we are subject to more stringent refund regulatory requirements, we can adjust our refund policy to comply with these requirements on a timely manner, which may cause us more refund disputes with our students and may have a material and adverse effect on our business, operating results and financial condition.

Under the Amendment and the Implementation Rules, a material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of labor and social welfare before it can be registered with the competent local branch of SAMR. If we were required to expand the authorized scope of our business license to cover our business of online education services, which shall be registered with the SAMR, to comply with applicable licensing requirements, we may not able to do so before we have obtained a private school operating permit. If any of the foregoing were to happen, our business operations may be disrupted, and our financial condition, results of operations and reputation may be materially and adversely affected.

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. In addition, on November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that filings of existing educational mobile apps shall be completed before January 30, 2020. See “Item 4. Information on the Company—4.B. Business Overview—Regulations— Regulations on Online and Distance Education.” Our educational mobile apps have been filed with competent regulatory authority as required under the Opinions on Educational Apps. However, as the Opinions on Educational Apps were newly promulgated, we cannot assure you that we will complete such filing in relation with any of our new apps and comply with other regulatory requirements under the Opinions on Educational Apps in a timely manner, or at all. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions.

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

As of the date of this annual report, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses. As advised by Tian Yuan Law Firm, our PRC legal counsel, the current PRC laws and regulations, including the Amendment and the Implementation Rules, remain unclear as to whether the teachers of an online education service provider who provides non-diploma post-secondary and professional education like us are required to obtain and hold teaching licenses. We cannot assure you that the PRC government authorities will not take a contrary view. In the event that in the future our teachers are required by laws to obtain teaching licenses, we cannot assure you that they can meet the requirements for applying for teaching licenses. If our teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, we may be ordered to rectify such noncompliance or subject to penalties under the then-effective PRC laws and regulations, in which case our business may be disrupted, and our financial condition, reputation and prospects would be materially and adversely affected.

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

The Categories describe “Internet audio-visual program services” in a very broad, vague manner and are unclear as to whether online courses, whether delivered in a live streaming format or through video recordings, fall into the definition of audio-visual programs. We have made inquiries to the relevant bureaus of SAPPRFT and were informed that online educational content provided through live streaming or recorded courses does not fall within the scope of internet audio-visual programs, the transmission of which does not require a License for Online Transmission of Audio-Visual Programs. We cannot assure you that the PRC government will not ultimately take a view that live streaming or recorded courses or any other content offered on our platforms are subject to the Audio Visual Program Provisions. We currently do not hold a License for Online Transmission of Audio Visual Programs, and since we are not a state-owned or state-controlled entity, we are not eligible to apply for such license. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio Visual Programs. We are, however, not eligible apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our live streaming courses. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the lack of a License for Online Transmission of Audio Visual Programs in conducting of our business.

Our failure to obtain and maintain other approvals, licenses, permits or filings applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.

A number of PRC regulatory authorities, such as the SAMR, the Cyberspace Administration of China, the MITT, the SAPPRFT, and the State Council Information Office, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of our business operations, and we are required to obtain a wide range of government approvals, licenses, permits and filings in connection with our operations.

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

Furthermore, Beijing Sunlands and Tianjin Shangde, our consolidated VIEs, and certain of their operating subsidiaries currently do not include “occupational training” and “educational facilitation services” in their authorized scope of business. Before the Amendment was issued, we attempted to apply to the competent authorities in Beijing to add “occupational training” and “educational facilitation services” to the authorized scope of business of Beijing Sunlands, but our application was rejected by such authorities without being provided any formal explanations for such rejection. After the issuance of the Amendment, based on our consultation with the competent government authorities, such government authorities currently may not accept applications for inclusion of “occupational training,” “educational facilitation services” or similar items in the scope of business of companies that do not hold a private school operating permit. For additional information about the private school operating permit, see “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.” Even if our application were to be accepted, there is no assurance that it will be approved by the government authorities in a timely fashion, or at all. If it comes to the attention of the government authorities that Beijing Sunlands or Tianjin Shangde is operating beyond their respective authorized scope of business, we may be subject to fines, confiscation of the gains derived from the noncompliant operations, or may be required to cease Beijing Sunlands’ or Tianjin Shangde’s noncompliant operations. In addition, we deliver courses in live streaming format on our proprietary live streaming platform which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Internet Live Streaming Services.”

As of the date of this annual report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals, licenses or, permits or filings. However, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future, which may include warnings, fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approvals, licenses, permits or filings are required, and/or an order to cease to provide such services. In addition, we cannot guarantee that the government will not promulgate new laws and regulations that require additional licenses, permits, approvals and/or filings for the operation of any of our existing or future business. If we are unable to obtain such licenses, permits, approvals or filings in a timely fashion, we could be subject to penalties and operational disruption and our financial condition and results of operations could be adversely affected.

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

We may not be able to timely improve or expand our course and educational content offerings in a cost-effective manner to make them appealing to existing and prospective students, or at all.

We regularly and constantly update our existing courses and educational content and develop new courses and educational content to meet student’s demand and the latest market trends. The revisions, improvements and expansions of our existing course and content offerings and the development of new course and content offerings may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course and educational content offerings, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. The process of performing detailed market research and recruiting qualified faculty for new course and educational content offerings could be costly and time-consuming. Furthermore, offering new courses or content or upgrading existing ones may require us to make significant investments in educational content development, increase sales and marketing efforts and reallocate resources from other uses, all of which may not be successful. If we are unsuccessful in pursuing course and educational content development and upgrading opportunities due to the financial constraints, failure to attract qualified faculty, or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

We face risks associated with our online live streaming course delivery model.

We believe that, even with the proliferation of internet and mobile devices in China, some of our target students may still be inclined to choose traditional face-to-face lessons offered by offline learning providers over online courses as they find the former more intimate and reliable. We cannot assure you that our live streaming course delivery format will continue to be attractive to our students in the future. If our live streaming course delivery model becomes less appealing to our students, our business and prospects may be affected. In addition, there is no assurance that our live streaming capacity will be able to support a growing number of students accessing our courses online without any service interruptions. Furthermore, we cannot assure that we will be able to address PRC regulatory and legislative developments relating to online streaming business. See “ - We face regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs.”

We are subject to the risks associated with third-party live streaming service providers.

Currently, while we rely on our proprietary live streaming platform to deliver online courses, we also use certain third-party vendors to provide live streaming services to support our online course delivery. Because the live streaming technologies and infrastructure are owned and managed by third parties, any problems with the reliability and performance of such technologies and infrastructure could result in unanticipated delays and unscheduled service interruption could further cause us to be unable to deliver our courses in a live streaming format, forcing us to resort to using prerecorded lectures. Our inability to deliver live streaming courses during service interruptions may damage the quality of our education service and student engagement and experience and negatively impact our reputation, financial condition and results of operations.

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

In 2015, we launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 18 months. Under the cooperation agreement between us and each credit provider, we are obligated to pay the full amount of interest payable under a loan, as financial service fees, to the credit provider. We do not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2017, 2018 and 2019, our student loan coverage ratio was 72.9%, 78.3% and 70.4%, respectively. For the same periods, we made interest payments of RMB106.2 million, RMB159.9 million and RMB118.0 million (US$16.9 million), respectively, to the credit providers.

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

Our course offerings are concentrated to our Self-taught Higher Education Examination, or the STE course offerings, namely post-secondary courses designed for students pursuing associate diplomas or bachelor’s degrees by taking the STE exams. STE course offerings represent a significant portion of our net revenues, gross billings and new student enrollments. Our STE course offerings accounted for approximately 80.6%, 85.8% and 80.5%, respectively, of our net revenues and approximately 89.2%, 88.3% and 75.1%, respectively, of our gross billings in 2017, 2018 and 2019. During the same periods, our STE course offerings accounted for approximately 80.1%, 80.1% and 75.4%, respectively, of our new student enrollments.

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

We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. For example, increased competition may result in pricing pressure for us in terms of the tuition we are able to negotiate to receive from a student. In addition, online education is characterized by rapid changes in students’ technological requirements and expectations and evolving market standards, and our competitors may develop platforms or other technologies that are superior to the platform and technology we use. These differences may affect our ability to recruit and retain students, which may render our online course offerings less competitive. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective student or a decrease in our market share, any of which could negatively affect our gross billings and net revenues and our ability to grow our business.

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

We offer different tuition refund options to our students depending on the time of enrollment and subject to certain conditions and restrictions in the service contract between us and each of our students. Generally, a student is offered a full, unconditional refund within 24 hours upon enrollment. If the student makes a refund request after taking at least one live streaming course lasting 30 minutes by reason of any material academic issue of our courses within certain refund period, we offer a refund excluding the registration fees and the fees of delivered courses upon our confirmation. In addition, we offer students a refund for the undelivered courses excluding the registration fees. Prior to June 2019, such refund was provided only within seven days upon enrollment while starting from June 2019, we offer such refund during the entire service period. When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period. See “Item 4. Information on the Company—4.B. Business Overview—Our Tuition and Fees.”

In 2017, 2018 and 2019, we had made RMB150.1 million, RMB276.4 million and RMB345.9 million (US$49.7 million) of refund payments, respectively, most of which were made pursuant to our tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Business—Our Tuition and Fees.” The number of refund requests and the amount of refunds could be affected by a number of factors. These factors include, without limitation to, student dissatisfaction with our teaching quality and our course and educational content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online education in general, the terms and scope of our refund policy, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like us. See “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry, including the Law for Promoting Private Education and its Implementing Rules.” As part of our efforts to enhance user experience, from June 2019, we amended certain terms of our refund policy to facilitate a more flexible and smoother refund process and as a result experienced a higher annual refund rate in 2019 than in 2018. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our students, which may significantly harm our brand name and divert our attention from operating our business.

We cannot assure you that we will not be subject to liability claims or legal or regulatory liability for any inappropriate or illegal content, which could subject us to liabilities and cause damages to our reputation.

Although we implement various monitoring procedures to identify and remove inappropriate or illegal content, we cannot assure you that there will be no inappropriate or illegal content included in our content offerings including content generated and uploaded to our online platforms by our users. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of the content offerings violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our content offerings could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

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

Our courses undergo multiple rounds of internal review before being broadly released. While we proactively monitor our live courses and other content and communications to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies, since we have limited control over the real-time and offline behavior of our users and employees, to the extent any improper behavior is associated with our content and services, our ability to protect our reputation may be limited. If any of our users and employees suffer or allege to have suffered harm following contact initiated through our services, we may face civil lawsuits or other liabilities. In response to allegations of illegal or inappropriate activities, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue our content or services. As a result, our business may suffer and our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

We have incurred increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we have appointed independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We adopted an equity incentive plan in October 2017, or the 2017 Plan, for the purpose of granting share based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business.

We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Under the 2017 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2017 Plan decides. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 829,349 shares. As of the date of this annual report, options to purchase a total of 44,355 ordinary shares were outstanding under the 2017 Plan. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We lease real properties from third parties primarily for our office use in China, and the lease agreements for most of these leased properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for our lease agreements that have not been registered with the relevant PRC governmental authorities.

As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

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

We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the class actions described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We cannot guarantee that we will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

In addition, accidents, disasters and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, a novel strain of coronavirus, COVID-19, has spread globally since January 2020, resulting in quarantines, travel restrictions and the temporary closure of facilities in China and many other countries. In March 2020, the World Health Organization declared COVID-19 a pandemic. The Self-taught Higher Education Examination, or the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, has also been postponed by the Ministry of Education of the PRC as a result of the COVID-19 pandemic, resulting in fluctuations in enrollments for our STE courses which have historically represented a significant portion of our net revenues, gross billings and new student enrollments of our online course offerings. We have taken precautionary measures intended to minimize the risks of COVID-19 to our students, employees, teachers, mentors and business partners, including temporarily requiring our employees to work remotely or canceling or postponing sponsored offline events and activities, which could compromise our efficiency and productivity during such periods, require us to incur additional costs, slow down our branding and marketing efforts, and result in fluctuations in our results of operations. While the foregoing restrictions and measures designed to contain the spread of COVID-19 are expected to be temporary, the duration of the disruption and the related economic impact cannot be reasonably estimated at this time. Our results of operations may be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. Additionally, as COVID-19 continues to evolve into a worldwide health crisis that could adversely affect the economies and financial markets of countries other than China, it may potentially result in an economic downturn that could affect demand for our users, business partners and services and therefore materially adversely affect our business, financial condition and results of operations. Furthermore, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Item 3. Key Information—3.D. Risk Factors,” such as those relating to our ability to improve or expand our product and service offerings, and to retain existing or attract new advertising customers, among other things.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on June 30, 2019 and effective on July 30, 2019, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, the MOJ Draft provide that, among other things, entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements. The MOJ Draft also provide that transactions among private schools and their affiliates shall be fair and open to public, for those agreements entered into by non-profit schools and their affiliates which is long-term or involving important interests or repeated performance, the educational authorities shall audit the necessity, legitimacy and compliance of such agreements. As of the date of this annual report, two of our schools are privately run non-enterprise institution and have not made the election to be registered as a for-profit or non-profit school. We will choose to be registered as a for-profit school for such school. However, we may not be able to complete the registration in timely manner given that more specific and stringent registration requirements and guidelines are expected to be introduced by the competent local authorities. Otherwise, the validity and enforceability of our contractual arrangements may be challenged. It is uncertain when the MOJ Draft would be signed into law and whether the final version would have any substantial changes from the draft.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

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

We have relied and expect to continue to rely on contractual arrangements with Beijing Sunlands and Tianjin Shangde, or our VIEs, their respective shareholders and their respective subsidiaries to operate our online education services business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their respective subsidiaries constituted substantially all of our net revenues in 2017, 2018 and 2019.

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

Mr. Peng Ou, our founder and the chairman of our Board of Directors, owns approximately 54.8% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 21.2% of our voting power as of the date of this annual report. In addition, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares which constitute approximately 84.8% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. In addition, up to 414,393 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. See “—Risks Related to the ADSs—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. No organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China according to the PRC Securities Law. See also “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We have requested our shareholders that we are aware of being subject to SAFE regulations to make all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required registrations, filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes of “actual control” in determining whether a company is considered a foreign invested enterprise, and thus this regulatory topic remains unclear under the Foreign Investment Law. On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law. However, since the Foreign Investment Law and the Implementation Rules of Foreign Investment Law are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, financial condition and business operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections by the PCAOB to assess its compliance with applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. It appears that the PCAOB continues to be in discussions with the Chinese regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States, including us.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flows;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new offerings, solutions and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;
•	announcements of new regulations, rules or policies relevant for our business;
•	additions or departures of key personnel;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	potential litigation or regulatory investigations;
•

allegations of a lack of effective internal control over financial reporting resulting in financial; inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers; and

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

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities..

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Mr. Peng Ou, our founder and chairman of our Board of Directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constitute approximately 61.8% of our total issued and outstanding share capital and 84.8% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. In addition, up to 414,393 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, beneficially owns all of our issued and outstanding Class B ordinary shares, which constitutes approximately 12.1% of our total issued and outstanding share capital and 11.6% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report.

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the 2019 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In 2017, we entered into, among others, the following transactions to establish our current VIE and offshore holding structures:

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

Overview

We are the leader in China’s online post-secondary and professional education. We have a deep understanding of the educational needs of our prospective students and offer solutions that help them achieve their goals. We offer various degree-and diploma-oriented post-secondary courses through our online platforms. In addition, we offer online professional courses and educational content to help students prepare for professional certification exams and attain professional skills.

Founded in 2003 as a traditional education company, we transitioned to an online education model in 2014. Our online education model enables our students to access our course and educational content offerings anywhere and anytime.

We have been successful in addressing the unmet demand of a large, growing market and served approximately 1,672,000 students across China since we transitioned to an online education model in 2014. The number of our students was 660,182, 1,025,959 and 1,039,733, respectively, in 2017, 2018 and 2019. For the same periods, our new student enrollments were 387,878, 526,014 and 363,013, respectively.

Our Solutions

We offer post-secondary and professional education through extensive courses and educational content offerings. As of December 31, 2019, we offered Self-taught Higher Education Examination, or STE, programs covering 19 majors, master's degree-oriented and other degree-or diploma-oriented post-secondary programs, and professional certification and skills programs.

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

We focus on cultivating an engaging community among students, teachers and mentors, improving educational content development capabilities, and developing proprietary IT infrastructure and systems. We encourage students to become more committed and engaged by creating an interactive learning environment that fosters their desire to learn and build confidence in learning. We provide our students with strong learning support through our dedicated mentors, powered by our proprietary IT systems and live streaming platform.

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

We have strived to improve the breadth and depth of our offerings while enhancing our teaching quality and operating efficiency which is demonstrated in recognition and awards we have received and student results. In 2019, our students’ average pass rate for STE exam was 61.1%, while according to a report prepared by iResearch and commissioned by us, the average pass rates for STE exam achieved by self-taught students and students enrolled in private schools between 2012 and 2016 were 43.4% and 35.6%, respectively.

Our net revenues were RMB970.2 million, RMB1,974.0 million and RMB2,193.9 million (US$315.1 million), respectively, our gross billings were RMB2,381.8 million, RMB3,214.4 million and RMB2,358.5 million (US$338.8 million), respectively, and our net losses were RMB918.7 million, RMB927.0 million and RMB395.2 million (US$56.8 million), respectively, in 2017, 2018 and 2019. Our deferred revenue was RMB2,110.4 million, RMB3,286.0 million and RMB3,228.8 million (US$463.8 million), respectively, as of December 31, 2017, 2018 and 2019.

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

We promote our services through a multi-channel strategy, including online and mobile advertising, to effectively convert sales leads into student enrollments.

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

Currently, our course offerings mainly cover two main components, namely (i) degree-or diploma-oriented post-secondary courses, and (ii) professional certification preparation and professional skills courses. The following table sets forth our gross billings, net revenues and new student enrollments attributable to each type of course offering:

	For the Year Ended December 31,
	2017	2018	2019
Gross billings (RMB in thousands)
Degree-or diploma-oriented post-secondary courses	2,201,264	3,016,463	2,195,310
STE courses	2,124,265	2,839,108	1,771,971
Other degree-or diploma-oriented post-secondary courses	76,999	177,355	423,339
Professional certification preparation and professional skills courses	180,491	197,937	163,181
Total	2,381,755	3,214,400	2,358,491
Net revenues (RMB in thousands)
Degree-or diploma-oriented post-secondary courses	819,020	1,806,382	2,015,615
STE courses	781,538	1,692,803	1,766,943
Other degree-or diploma-oriented post-secondary courses	37,482	113,579	248,672
Professional certification preparation and professional skills courses	145,164	160,672	154,880
Others(1)	5,978	6,931	23,407
Total	970,162	1,973,985	2,193,902
New student enrollments
Degree-or diploma-oriented post-secondary courses	316,721	439,070	306,459
STE courses	310,706	421,191	273,740
Other degree-or diploma-oriented post-secondary courses	6,015	17,879	32,719
Professional certification preparation and professional skills courses	71,157	86,944	56,554
Total	387,878	526,014	363,013

Note: (1)	Include commissions received for providing referral services to third-party education institutions.

Degree-or diploma-oriented post-secondary courses

Our degree-or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees. As of December 31, 2019, our STE courses covered 19 majors, including Chinese language and literature, law, pre-school education, marketing, English, human resource management, business administration, business management, modern corporate governance, financial management, advertising, accounting, engineering management, administrative management, computer information management, finance, convention management, chain operation management and visual communication and design. Our degree-or diploma-oriented post-secondary course offerings also include preparation courses for the entrance examinations of Master of Business Administration in China, or MBA programs offered by select universities in United States, Australia and Spain.

STE courses have historically accounted for the largest proportion of our net revenues, gross billings and new student enrollments. In  2017, 2018 and 2019, STE courses represented approximately 80.6%, 85.8% and 80.5%, respectively, of our net revenues, and approximately 89.2%, 88.3% and 75.1%, respectively, of our gross billings. In addition, STE courses represented approximately 80.1%, 80.1% and 75.4%, respectively, of our new student enrollments for the years ended December 31,  2017, 2018 and 2019. See also “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We face risks associated with our reliance on our STE course offerings, including risks resulting from changes in government policies or requirements relating to STE exams.”

In January 2019, we began to invest substantially in building our master’s degree-oriented online course offerings, which have since gained significant popularity. We have continued to expand our partnerships with overseas universities in developing and offering master’s degree-oriented courses which not only allow Chinese students to access quality higher education resources from renowned universities in Europe and the United States but also allow us to share China’s educational resources with other developing countries. The master’s degree-oriented courses that we offer in collaboration with overseas universities are currently focused on education and MBA degrees and we plan to expand it to cover more disciplines.

Professional certification preparation and professional skills courses

Our professional certification preparation course offerings cover various industries and professions, including accounting, human resources, teaching and finance. Our professional skills courses are designed to give our students the skills, knowledge and abilities that are commonly required or otherwise helpful for a broad range of professions. As of December 31, 2019, our professional certification preparation and professional skills courses primarily included certificates for teachers, accountants and tour guides, as well as certifications for human resources professionals and certified public accountants.

In 2017, 2018 and 2019, our professional certification preparation and professional skills courses represented approximately 15.0%, 8.1% and 7.1%, respectively, of our net revenues, and approximately 7.6%, 6.2% and 6.9%, respectively, of our gross billings. In addition, our professional certification courses represented approximately 18.3%, 16.5% and 15.6%, respectively, of our new student enrollments in 2017, 2018 and 2019.

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

We believe our live streaming format and our highly interactive learning experience makes our services highly attractive to students. Our new student enrollments have increased significantly since we transitioned to the live streaming format in 2014. In 2017, 2018 and 2019, our new student enrollments were 387,878, 526,014 and 363,013, respectively.

Virtual learning community

We strive to build a vibrant and highly interactive virtual community for our students and faculty to augment their learning and teaching experience. For example, we have a bulletin board forum, available through our website and mobile application that enables our students in real time to share their ideas and learning experience with, as well as pose questions and answers to fellow students and our faculty. This also provides a stimulating learning platform for our students to socialize and interact with an extended network of fellow students and faculty members and to forge beneficial relationships. In addition, our students can authorize his or her fellow students to view their learning progress and milestones, thus fostering an engaging and friendly competitive environment.

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

In addition to our proprietary educational content, our course and educational content development professionals also design and recommend to our teachers’ best practices in teaching methods. While our teachers retain substantial control of and flexibility in the way their classes are taught, our course and educational content development professionals continually work closely with them to ensure our courses and educational content are delivered in an engaging, effective manner. We use Learning Outcome Trees to help us structure and deliver our educational content offerings, including course outlines, teaching notes and quiz banks, more effectively.

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

Our Students

We have a large student base, primarily as a result of our well-established brand and effective sales and marketing efforts. In 2017, 2018 and 2019, we had 660,182, 1,025,959 and 1,039,733 students, respectively, and our new student enrollments were 387,878, 526,014 and 363,013, respectively.

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

Our Faculty

We maintain a large full-time faculty dedicated to helping our students succeed. As of December 31, 2019, our faculty primarily consisted of 177 teachers and 583 mentors based in Beijing, Guangzhou and Wuhan, China.

Our teachers and mentors assume different roles and responsibilities. Generally, our teachers are responsible for delivering courses and educational content to our students, while our mentors focus on providing academic and administrative support throughout the students’ learning process. We believe their different functions require different skills and personal attributes, and therefore we apply differentiated recruitment, training, and evaluation and compensation strategies to our teachers and mentors. For risks related to our faculty, see “Item 3. Key Information—3.D. Risk Factors—Risk Factors— Risks Related to Our Business—We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.”

Our Teachers

We believe maintaining a high-quality team of teachers is the bedrock of our brand and reputation, particularly given our online course delivery model where each teacher is expected to cover a larger number of students than in offline, classroom-based courses. We monitor the total number of hours our teachers teach regularly to provide both an optimal number of teachers for our large student enrollments and adequate teaching assignments for each of our teachers. All of our teachers are our full-time employees. The training we provide to teachers is designed to allow teachers to develop their own teaching style and methodology while maintaining high teaching quality.

Recruitment

We hire our teachers based on numerous criteria, including educational backgrounds, teaching experience, and performance in mock lessons. We typically look for candidates with a bachelor’s degree from a top university or college in China or a master’s or higher degree. Additionally, given the interactive nature of our live streaming lessons, we look for teachers with strong communication skills, great passion for teaching and excellent ability of working under pressure.

Training and support

We offer standard training programs to newly-hired teachers. We also impose a probation period and require each newly hired teacher to pass a number of internal qualification tests throughout the probation to be formally employed as full-time teachers. We also provide on-the-job training on instructional and communication skills to our teachers on a regular basis. Our proprietary IT system is key to our teacher training efforts as it not only allows them to monitor student engagement and academic performance on a real time basis but also to adjust teaching methodology and strategy accordingly to keep students engaged.

Evaluation and Compensation

We have developed a fully-digital and systematic assessment approach that provides teachers with transparent and helpful feedback that serves as the foundation for their professional development and helps them to build fulfilling careers with us. We adopt a comprehensive set of key performance indicators, or metrics, to evaluate teacher performance. These metrics include student attendance rate and student satisfaction, among others. We also collect student reviews after each class and closely monitor the educational content delivered by our teachers to facilitate our teacher evaluation efforts and to improve our teaching quality. In addition, we use mock lessons to assess a teacher’s teaching skills and ability to engage students in a live streaming course setting, especially in instances where multiple teachers are competing to teach the same course.

We pay our teachers base salaries and service fees generally on a per-lesson basis. The service fees per lesson of a teacher are based primarily on his or her rating and other factors, such as student reviews and exam results. To incentivize our teachers, we also provide them with discretionary, merit-based bonuses based on their performance, measured by selected metrics. We enter into with each teacher a standard employment agreement typically for an initial term of three years which automatically renews at the end of each term.

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

Evaluation and compensation

We use various metrics in terms of student engagement to measure the performance of our mentors. These metrics include student’s class attendance, refund request rate, as well as the percentage of outperforming students. With each of our mentors we enter into a standard employment agreement typically for an initial term of three years which automatically renews at the end of each term.

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

For the years ended December 31, 2017, 2018 and 2019, our marketing effectiveness ratio, measured by dividing marketing spending by gross billings, was 20.2%, 29.1% and 38.8%, respectively.

We have built a large, well-trained professional sales and marketing team. As of December 31, 2019, we used services provided by a total of approximately 6,600 sales and marketing personnel, consisting of 922 sales and marketing personnel employed by us and approximately 5,600 sales and marketing personnel dispatched by third-party service providers pursuant to the business process outsourcing service contracts between us and such third-party service providers, the majority of whom were based in Beijing and Wuhan. We also maintain sales and marketing personnel in other major regional markets, such as Shenzhen and Guangzhou. Our sales and marketing force adopt sales and marketing strategies customized based on the needs and profile of prospective students in different markets. We divide our sales and marketing personnel into different teams, each dedicated to executing our marketing strategies in a particular course offering or demographics.

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

We also generate leads online through mobile marketing channels, which mainly include display advertising on leading mobile news apps, as well as social media platforms and online shopping platforms. The display advertising formats we use generally include launch screen display, banners, text hyperlinks, videos and rich media. We also operate branded official accounts on Weixin/WeChat, Sina Weibo, Tik Tok and other social media platforms to raise our brand awareness and increase sales leads generated on these platforms. We believe that our mobile marketing efforts are particularly effective in awakening potential demands of prospective students who have not yet developed a specific learning plan.

The terms of the agreements we enter into with our search engine and mobile marketing partners are typically one year. We pay our search engine and mobile marketing partners generally on a cost-per-click basis.

Branding

In addition to online advertising focused on mobile applications with high traffic volume, we engage in offline branding activities to a much lesser extent to supplement our overall sales and marketing strategies. Our offline branding activities primarily include public displays at major subway stations in Beijing, Shanghai, Guangzhou and Shenzhen, as well as establishment of 93 enrollment centers strategically located in our regional markets as of December 31, 2019. We believe that these cities represent the largest student base in China, and the primary goal of these advertisements is to enhance our presence in the local markets.

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

Trial program

We launched our first trial program in April 2018. Our trial program currently includes free introductory seminars designed to allow prospective students to get an overview of our comprehensive course offerings, as well as short courses in selected subjects or areas offered to students. We also offer mini-courses in both live and recorded formats through our Sunlands Speed Edition mobile apps. Our trial courses give prospective students a chance to get a taste of what we offer at no or low cost, which we believe improves lead conversion. Our trial program has also allowed us to build a more committed student base and as a result is expected to benefit our average gross billings, conversion and sales efficiency in the long term.

IT Infrastructure and Capabilities

We devote significant resources to maintaining a reliable, scalable and secure IT infrastructure. We have built our integrated IT infrastructure primarily based on tools, technologies and platforms that we have developed in-house and, to a lesser extent, third-party software and applications that we have licensed or purchased.

We maintain a dedicated IT development and support team. As of December 31, 2019, we had 651 technology development personnel.

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

Our Mobile Platforms

We are one of the first movers in China’s education sector to deliver interactive education services via mobile platforms, which has enabled students to learn and connect with fellow students and faculty in a more efficient and flexible manner. Our Sunlands mobile app, available on both iOS and Android, is built with a clear and functional interface that enables access to our course and educational content offerings and our virtual learning community We have also built mobile WAP pages which allow our students and faculty to enjoy a similar level of functionality as our mobile app without installation. In January 2019, we launched Sunlands Speed Edition, a mobile app offering free courses in a variety of subjects and areas to engage a broad range of learners.

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
•

Installment payment plan. We offer an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to us by such credit provider. We also partner with credit intermediaries, who connect our students with credit providers. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from three to 18 months. Under the cooperation agreement between us and each credit provider, we are responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. We generally do not guarantee the payment of the loan principal by the students. See “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We may face risks associated with the installment tuition payment plan we offer to our students.” In 2017, 2018 and 2019, our student loan coverage ratios were 72.9%, 78.3% and 70.4%, respectively. During the same periods, we made interest payments of RMB106.2 million, RMB159.9 million and RMB118.0 million (US$16.9 million), respectively, to the credit providers.

We generally offer students a full, unconditional refund within 24 hours upon enrollment. If a student requests a refund after taking at least one live streaming course lasting 30 minutes due to any material academic issue associated with our courses within certain refund period, we offer a refund excluding the registration fees and the fees of delivered courses upon our confirmation. In addition, we offer students a refund for the undelivered courses excluding the registration fees. Prior to June 2019, such refund was provided only within seven days upon enrollment while starting from June 2019, we offer such refund during the entire service period.  When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period.

In 2018, for certain online courses, we began to offer students a bundled service including an integrated online education service package with insurance coverage for tuition refund. If certain refund conditions are met, students could claim the insurance equal to the full or partial amount of the tuition fees.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We own copyrights to the educational content we developed in-house. We enter into standard employment agreements with our teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment with us is our intellectual property. As of the date of this annual report, we have registered 35 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 86 software copyrights with the PRC State Copyright Bureau, and registered 238 domain names.

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

Competition

We primarily compete with offline, classroom-based education service providers. Additionally, we expect to face competition as a result of new entrants to the postsecondary and professional education market in China, including established education service providers that had not previously offered online education courses. We compete with our competitors for student enrollments and engagement, high-quality faculty members, sales and marketing effectiveness, among other things.

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

Regulation

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The current Catalogue consists of the list of encouraged industries and the list of special management measures for the market entry of foreign investment, or the Negative List. On June 30, 2019, the NDRC and the MOFCOM updated the Negative List, which became effective on July 30, 2019 and sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements.

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

The PRC Foreign Investment Law

On March 15, 2019, the Standing Committee of the National People’s Congress has published the Foreign Investment Law, or the FIL, which became effective on January 1, 2020. The FIL is expected to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the FIL may keep their corporate forms within five years. Pursuant to the FIL, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the FIL and further provides, among others, (i) an FIE’s investment within the territory of PRC is also subject to the FIL and the Implementation Rules of Foreign Investment Law; (ii) an FIE may, within five years following January 1, 2020, choose to amend its legal form or the corporate governance and complete amendment registration, or to keep its original legal form or the corporate governance; (iii) the provisions regarding the transfer of equity interests, distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an existing FIE may survive the FIL after such FIE amends its legal form or the corporate governance in accordance with relevant applicable laws.

On December 30, 2019, MOFCOM and the SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, which came into effect on January 1, 2020. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through certain system operated by SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

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

According to the Catalog of Classification of Telecommunication Businesses, or the 2016 MIIT Catalog, which published by MIIT on December 28, 2015 and took effect on March 1, 2016, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, are classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating our online platform to provide information and services to our students is classified as commercial ICP services. We currently, through Beijing Sunlands, our PRC consolidated VIE, and its wholly owned subsidiary, Beijing Shangren Chongye Education Technology Co., Ltd., or Shangren Chongye, respectively, hold an ICP License. The ICP License of Beijing Sunlands is valid until July 2, 2024 and the ICP License of Shangren Chongye, is valid until May 22, 2019.

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

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other categories of value-added telecommunications services except for e-commerce, domestic multi-party communication, store-and-forward, and call center.

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

The Law for Promoting Private Education and its Implementing Rules

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was last amended on December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education, or PE Implementation Rules of the PRC became effective on April 1, 2004.

The Decision of the  Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and came into force on September 1, 2017.

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

On December 30, 2016, the MOE, Ministry of Civil Affairs, State Administration for Industry and Commerce (the predecessor of the State Administration for Market Regulation), the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new private school operating permit, re-register as for-profit school and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

On December 30, 2016, the MOE, State Administration for Industry and Commerce and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of State Administration for Industry and Commerce. In addition, it also provides that for-profit private training institutes shall be analogically governed by these Implementation Rules on the Supervision and Administration of For-profit Private Schools.

On August 10, 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. As of the date of this annual report, this MOJ Draft is still pending for final approval and was not in effect. The MOJ Draft stipulates that private schools using internet technology to provide online diploma-awarding educational courses shall obtain the private school operating permit of similar academic education at the same level, as well as the internet operating permit. The institutions that use internet technology to provide training and educational activities, vocational qualification and vocational skills training, or providing an internet technology service platform for the above activities, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled, and such institutions shall not provide educational and teaching activities which requires the private school operating permit.

The MOJ Draft further stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and providing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, shall obtain a private school operating permit from the administrative departments for education of the governments at or above the county level. The establishment of private training and educational organizations that provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly, however, such private training and/or educational organizations shall not carry out the cultural and educational activities mentioned above, which requires a private school operating permit. In addition, entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements.

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing online private education industry, as well as when and how the MOJ Draft would come into effect and how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.”

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

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education before the end of 2019. The Opinions on Educational Apps also requires, among others, that before filing, the Educational App’s provider obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity. On November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that filings of existing Educational Apps shall be completed before January 30, 2020.

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

Regulations Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on May 4, 2016, effective as of June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was latest amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT, or complete certain registration procedures with SAPPRFT. Providers of internet audiovisual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SAPPRFT. In a press conference jointly held by SAPPRFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SAPPRFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to re-register with the relevant authorities and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

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

Regulations Relating to Internet Live Streaming Services

On November 4, 2016, the Cyberspace Administration of China, or the CAC, issued Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” refers to the activities of continuously releasing real-time information to the public based on the Internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” refers to the operators that provide Internet live-streaming platform service. In addition, the internet live-streaming service providers shall take various measures during operation of its services, such as examining and verifying the authenticity of the identification information and file such information for records.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services shall file with the local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism and several other government agencies on August 1, 2018, live streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

Regulations Relating to Internet Information Security and Privacy Protection

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

Pursuant to the PRC Cyber Security Law issued by the Standing Committee of the National People’s Congress and effective on June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the Ministry of Public Security and effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records. As an ICP services provider, we are subject to these laws and regulations relating to protection of Internet information and privacy.

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

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names, which was promulgated by the MIIT, domain names are registered on a “first-come, first-served” basis. The domain names registered or used by an organization or individual shall not contain any contents prohibited by laws and administrative regulations. A domain name registration applicant shall provide the domain name registration service agency with truthful, accurate and complete identity information on the domain name holder.

Trademark

Trademarks are protected by the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. On April 23, 2019, the Standing Committee of the National People's Congress promulgated the latest amendment of Trademark Law, which came into effect on November 1, 2019. Compared to the currently effective Trademark Law, the latest amendment of Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected and (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people's court according to applicable laws.

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

According to the Circular on Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, non-investment FIEs are allowed to make domestic equity investment with their capital funds provided that the existing negative list for foreign investment are complied with and the projects invested thereby in China are true and comply with applicable laws and regulations.

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

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

On January 12, 2017, PBOC promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing or PBOC Circular 9. According to PBOC Circular 9, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9; the enterprise shall, after signing the contract for cross-border financing, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE. To date, though the one-year period has expired, no further regulations or guidance promulgated by PBOC and SAFE in this regard.

Regulations on Tax

PRC Enterprise Income Tax Law

The Enterprise Income Tax Law enacted by the National People’s Congress and the Implementing Rules of the Enterprise Income Tax Law promulgated by the State Council (or collectively, the PRC EIT Law) apply a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Under the PRC EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under  Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from each of Wuhan Zhibo and Tianjin Sunlands, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, extends its tax jurisdiction to transactions involving the transfer of taxable assets through  offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

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

On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly issued the Notice on the Policy Concerning Deepening the Reform of Value Added Tax, or Bulletin 39, pursuant to which, from April 1, 2019 to December 31, 2021, for taxpayers providing production and living services, the deductible input VAT amount for the current period shall be added additional 10% based on the actual input VAT amount. On September 30, 2019, the Ministry of Finance and the SAT jointly issued the Announcement on Clarifying the VAT Weighted Deduction Policy for the Living Services, or Bulletin 87, pursuant to which, from October 1, 2019 to December 31, 2021, the taxpayers engaging in providing living services are allowed to deduct additional 15% of the deductible input VAT amount for the current period from the payable tax. The taxpayers providing production and living services refer to the taxpayers whose sales generated from the postal service, telecommunication service, modern service, living service account for more than 50% of the total sales. On March 21, 2019, the SAT issued the Notice on the Matters Concerning Deepening the Reform of Value Added Tax, or SAT Bulletin 14, which further clarifies the methods of declaring the aforesaid additional deductible input VAT amount.

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

The following chart illustrates our organizational structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report,

(1)

The Founder Holding Platform refers to Pingxiang Miniewa Asset Management Consultancy Center (Limited Partnership), whose general manager is Mr. Jianhong Yin, also known as Peng Ou, our founder and chairman of our Board of Directors.

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

Our current principal executive offices are located at Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. We maintain offices in Beijing, China, with an aggregate of approximately 24,436 square meters. These facilities currently accommodate our management headquarters, as well as our sales and marketing, course and educational content development, and general and administrative activities. We also maintain offices in Wuhan, China, with an aggregate of approximately 33,104 square meters, to support part of our sales and marketing activities. In addition, we maintain offices in Guangzhou, China, with an aggregate of approximately 11,448 square meters, to support our sales and marketing activities as well as general and administrative activities.

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

Additionally, we believe that our results of operations and financial condition are also affected by company-specific factors, including the factors discussed below.

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

In 2017, 2018 and 2019, our new student enrollments were 387,878, 526,014 and 363,013, respectively, and the numbers of our students were 660,182, 1,025,959 and 1,039,733, respectively. Our new student enrollments declined between 2018 and 2019 as we continued to adjust our marketing strategies, including adopting softer marketing tactics, in light of cost efficiency concerns in student acquisition and uncertainty of macro-economic trends. We are seeking to offer a broader range of courses, foster a more a social and entertaining learning experience, and use cutting-edge technologies, particularly AI, to improve students’ learning experience and outcomes which we believe would help to achieve positive results in our new student enrollments in the long run. See “3.D. Risk Factors - Risks Related to Our Business - If we fail to manage our business growth effectively, the success of our business model will be compromised.”

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

Our ability to maintain an optimal mix of course length

We typically receive tuition from our students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenue and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. For the year ended December 31, 2019, the weighted average length of our degree-or diploma-oriented post-secondary courses was approximately 32 months, and the weighted average length of our professional certification preparation and professional skills courses was approximately 19 months. As of December 31, 2017, 2018 and 2019, our deferred revenue were RMB2,110.4 million, RMB3,286.0 million and RMB3,228.8 million (US$463.8 million), respectively.

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

Sales and marketing expenses have historically represented a substantial portion of our total operating expenses. In  2017, 2018 and 2019, our sales and marketing expenses were RMB1,351.8 million, RMB2,152.8 million and RMB1,792.3 million (US$257.4 million), respectively. The decrease in our sales and marketing expenses between 2018 and 2019 was primarily driven by the more prudent marketing strategy that we have adopted to address the challenges and uncertainties facing the industry where we operate, particularly those relating to student acquisition costs. Our sales and marketing expenses are primarily composed of marketing spending and expenses incurred in relation to sales and marketing personnel. Our ability to lower our sales and marketing expenses as a percentage of gross billings depends on our ability to improve sales and marketing efficiency and leverage our existing brand value and word-of-mouth referrals in our sales and marketing efforts. In  2017, 2018 and 2019, our marketing effectiveness ratio, as measured by dividing our marketing spending by our gross billings, was  20.2%, 29.1% and 38.8%, respectively.

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

Key Components of Results of Operations

Net revenues

We derive substantially all of our net revenues from tuition that we charge our students for the course packages that they purchase from us. In  2017, 2018 and 2019, we generated net revenues of RMB970.2 million, RMB1,974.0 million and RMB2,193.9 million (US$315.1 million), respectively.

We generally bill our students for the entire course tuition upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenue and is generally recognized proportionally over a weighted average period of 32 months for our degree-or diploma-oriented post-secondary courses and a weighted average period of 19 months for our professional certification preparation and professional skills courses for the year ended December 31, 2019. As of December 31, 2017, 2018 and 2019, we had deferred revenue of RMB2,110.4 million, RMB3,286.0 million and RMB3,228.8 million (US$463.8 million), respectively. For a reconciliation of our gross billings and net revenues, see “—Non-GAAP Financial Measures.”

The following table sets forth a breakdown of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Degree-or diploma-oriented post-secondary courses	819,020	84.4	1,806,382	91.6	2,015,615	289,525	91.8
STE courses	781,538	80.5	1,692,803	85.8	1,766,943	253,806	80.5
Other degree-or diploma-oriented post-secondary course	37,482	3.9	113,579	5.8	248,672	35,719	11.3
Professional certification preparation and professional skills courses	145,164	15.0	160,672	8.1	154,880	22,247	7.1
Others(1)	5,978	0.6	6,931	0.3	23,407	3,362	1.1
Total net revenues	970,162	100.0	1,973,985	100.0	2,193,902	315,134	100.0

Note: (1)	Includes commissions received for providing referral services to third-party education institutions.

Cost of revenues

We recorded cost of revenues of RMB170.3 million, RMB330.4 million and RMB396.3 million (US$56.9 million) in  2017, 2018 and 2019, respectively. Compensation for teachers and mentors accounted for a significant portion of our cost of revenues. In  2017, 2018 and 2019, the labor costs that we recorded as cost of revenues were RMB118.0 million, RMB239.8 million and RMB234.4 million (US$33.7 million), respectively, accounting for 69.3%, 72.6% and 59.1%, respectively, of our cost of revenues for the same periods. Our cost of revenues also included exams and services expenses, teaching materials costs, insurance costs and live streaming and related equipment costs. Beginning in the second half of 2018, our cost of revenues also included insurance-related costs which consisted primarily of the premium we paid for the insurance as part of the integrated online education service package purchased by students, as we began to offer a bundled services including an integrated online education service package with insurance coverage for tuition refund. See “4.B. Business Overview - Our Tuition and Fees.” We expect our cost of revenues to increase in an absolute amount in line with our expansion of business and student base growth.

Operating expenses

Our operating expenses consist of sales and marketing expenses and, to a lesser extent, general and administrative expenses and product development expenses. The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	1,351,811	78.2	2,152,830	80.6	1,792,285	257,446	79.4
General and administrative	342,906	19.8	443,691	16.6	363,307	52,186	16.1
Product development	32,862	2.0	76,022	2.8	101,717	14,611	4.5
Total operating expenses	1,727,579	100.0	2,672,543	100.0	2,257,309	324,243	100.0

Sales and marketing expenses

In 2017, our sales and marketing expenses primarily consisted of (i) salaries paid to our sales and marketing personnel employed by us; (ii) student acquisition expenses, which mainly include marketing spending for search engine marketing channels and mobile marketing channels and commissions for the sales and marketing personnel employed by us; and (iii) rentals of premises occupied by our sales and marketing personnel.

The following table sets forth a breakdown of our sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for 2017:

	2017
	RMB	%
	(in thousands, except for percentages)
Employee salaries	540,848	40.0
Student acquisition expenses	530,592	39.3
Rentals and related expenses	66,223	4.9
Others	214,148	15.8
Total sales and marketing expenses	1,351,811	100.0

In the second half of 2018, with a goal to improve our operating efficiency and streamline our sales and marketing efforts, we began to outsource certain of our sales and marketing functions to third-party service providers and therefore started to incur business process outsourcing fees in relation to such outsourcing arrangements. These fees mainly include the amounts that we paid to such third-party service providers pursuant to the business process outsourcing agreements we entered into with them. In connection with this initiative, in 2018 we changed how the components of our sales and marketing expenses are presented, which we believe better indicates future trends in our sales and marketing expenses.

The following table sets forth a breakdown of our sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for 2018 and 2019:

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Expenses incurred in relation to sales and marketing personnel	915,092	42.5	669,325	96,143	37.3
Marketing spending	934,175	43.4	947,550	136,107	52.9
Rentals and related expenses	97,252	4.5	88,735	12,746	5.0
Others	206,311	9.6	86,675	12,450	4.8
Total sales and marketing expenses	2,152,830	100.0	1,792,285	257,446	100.0

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

We have historically incurred, and are expected to continue to incur, significant sales and marketing expenses as we invested substantially in our sales, branding and marketing efforts and expanding our sales and marketing team to increase student enrollments and gain market share.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) compensation for our senior executives and administrative personnel, (ii) rentals of premises occupied by our senior executives and administrative personnel, and (iii) administrative and other expenses. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business.

Product development expenses

Our product development expenses primarily consist of (i) compensation for our course and educational content development professionals and technology development personnel, and (ii) rentals of premises occupied by our course and educational content development professionals and technology development personnel. We expect our product development expenses to increase in the foreseeable future as we plan to continue to invest in our course and educational content development efforts to improve our teaching quality and student learning experience.

Results of Operations

The following table sets forth our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	970,162	1,973,985	2,193,902	315,134
Cost of revenues(1)	(170,261)	(330,376)	(396,316)	(56,927)
Gross profit	799,901	1,643,609	1,797,586	258,207
Operating expenses
Sales and marketing expenses(1)	(1,351,811)	(2,152,830)	(1,792,285)	(257,446)
Product development expenses(1)	(32,862)	(76,022)	(101,717)	(14,611)
General and administrative expenses(1)	(342,906)	(443,691)	(363,307)	(52,186)
Total operating expenses	(1,727,579)	(2,672,543)	(2,257,309)	(324,243)
Loss from operations	(927,678)	(1,028,934)	(459,723)	(66,036)
Interest income	13,578	70,355	60,166	8,642
Interest expense	—	(2,171)	(14,312)	(2,056)
Other income, net	276	32,090	21,280	3,057
Loss before income tax expenses	(913,824)	(928,660)	(392,589)	(56,393)
Income tax expenses	—	—	(2,440)	(350)
(Loss)/gain from equity method investments	(4,890)	1,710	(136)	(20)
Net loss	(918,714)	(926,950)	(395,165)	(56,763)
Less: Net (loss)/gain attributable to non-controlling interest	(136)	72	(348)	(50)
Net loss attributable to Sunlands Technology Group	(918,578)	(927,022)	(394,817)	(56,713)
Net loss per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	(232.80)	(147.27)	(57.81)	(8.30)
Weighted average shares used in calculating net loss per ordinary share—basic and diluted	3,945,864	6,294,870	6,830,058	6,830,058

Note:

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	19,244	314	317	46
Sales and marketing expenses	75,237	773	674	97
Product development expenses	—	—	—	—
General and administrative expenses	194,282	2,764	1,979	284
Total	288,763	3,851	2,970	427

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenues

Our net revenues increased by 11.1% from RMB1,974.0 million in 2018 to RMB2,193.9 million (US$315.1 million) in 2019, mainly driven by an increase in the number of students from 1,025,959 in 2018 to 1,039,733 in 2019. During the same period, our gross billings decreased by 26.6% from 3,214.4 million in 2018 to 2,358.5 million in 2019, as we continued to adjust our marketing strategy, including adopting softer marketing tactics, in light of cost efficiency concerns in student acquisition and uncertainty of macro-economic trends.

Cost of revenues

Our cost of revenues increased by 20.0% from RMB330.4 million in 2018 to RMB396.3 million (US$56.9 million) in 2019, primarily due to an increase in our insurance-related costs from RMB8.6 million in 2018 to RMB66.0 million (US$9.5 million) in 2019 as we began to offer a bundled services including an integrated online education service package with insurance coverage for tuition refund. The increase in our cost of revenues was partially offset by a slight decrease in the compensation for teachers and mentors by 2.3% from RMB239.8 million in 2018 to RMB234.4 million (US$33.7 million) in 2019.

Gross profit

As a result of the foregoing, our gross profit increased by 9.4% from RMB1,643.6 million in 2018 to RMB1,797.6 million (US$258.2 million) in 2019, and gross margin decreased from 83.3% in 2018 to 81.9% in 2019.

Operating expenses

Our operating expenses decreased by 15.5% from RMB2,672.5 million in 2018 to RMB2,257.3 million (US$324.2 million) in 2019.

Sales and marketing expenses

Our sales and marketing expenses decreased by 16.7% from RMB2,152.8 million in 2018 to RMB1,792.3 million (US$257.4 million) in 2019, mainly driven by reduced labor costs, which reflects our of disciplined, prudent cost management approach. In 2019, we adopted a more prudent marketing strategy to address the challenges and uncertainties associated with the rising student acquisition costs. As of December 31, 2019, we used services provided by a total of approximately 6,600 sales and marketing personnel, consisting of 922 sales and marketing personnel employed by us and approximately 5,600 sales and marketing personnel dispatched by third-party service providers pursuant to the business process outsourcing service contracts between us and such third-party service providers.

General and administrative expenses

Our general and administrative expenses decreased by 18.1% from RMB443.7 million in 2018 to RMB363.3 million (US$52.2 million) in 2019, primarily due to the decrease in office and compensation expenses.

Product development expenses

Our product development expenses increased by 33.8% from RMB76.0 million in 2018 to RMB101.7 million (US$14.6 million) in 2019, primarily due to an increase by 38.2% in the payroll-related compensation for our course and educational content professionals and technology development personnel from RMB69.3 million in 2018 to RMB95.8 million (US$13.8 million) in 2019.

Net loss

As a result of the foregoing, our net loss decreased by 57.4% from RMB927.0 million in 2018 to RMB395.2 million (US$56.8 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues

Our net revenues increased by 103.5% from RMB970.2 million in 2017 to RMB1,974.0 million  in 2018, mainly driven by the increase in our gross billings, which was in turn attributable to increases in both the number of our students and the number of our new student enrollments. The number of our students increased from 660,182 in 2017 to   1,025,959 in 2018 and the number of new student enrollments grew by approximately 35.6% from 387,878 in 2017 to 526,014 in 2018, primarily as a result of our increased investment in improving the quality of our course and educational content offerings and sales, branding and marketing spending.

Cost of revenues

Our cost of revenues increased by 94.0% from RMB170.3 million in 2017 to RMB330.4 million  in 2018, primarily due to the enhanced level of compensation for our faculty members, which mainly include teachers and mentors, as we continued to attract new and retain our existing faculty members. The total amount of compensation for such personnel increased by 103.3% from RMB118.0 million in 2017 to RMB239.8 million in 2018.

Gross profit

As a result of the foregoing, our gross profit increased by 105.5% from RMB799.9 million in 2017 to RMB1,643.6 million  in 2018. Our gross margin increased from 82.5% in 2017 to 83.3% in 2018.

Operating expenses

Our operating expenses increased by 54.7% from RMB1,727.6 million in 2017 to RMB2,672.5 million  in 2018.

Sales and marketing expenses

Our sales and marketing expenses increased by 59.3% from RMB1,351.8 million in 2017 to RMB2,152.8 million in 2018, which was primarily driven by (i) an increase in the expenses relating to our online sales and marketing channels which in turn was primarily due to increased spending on search engine marketing channels and mobile marketing channels and (ii) an increase in the expenses incurred in connection with our sales and marketing personnel, which was in turn mainly due to an increase in the number of sales and marketing personnel that we deployed (including both personnel that were employed by us and personnel employed and dispatched to us by third-party service providers). As of December 31, 2018, we used services provided by a total of approximately 7,800 sales and marketing personnel, consisting of 1,746 sales and marketing personnel employed by us and approximately 6,100 sales and marketing personnel dispatched by third-party service providers pursuant to the business process outsourcing service contracts between us and such third-party service providers.

General and administrative expenses

Our general and administrative expenses increased by 29.4% from RMB342.9 million in 2017 to RMB443.7 million in 2018, primarily due to the increases in (i) the compensation paid to our management and administrative personnel; (ii) the professional service fee incurred as a public company; and (iii) rental and office expenses relating to office and administrative functions.

Product development expenses

Our product development expenses increased by 131.3% from RMB32.9 million in 2017 to RMB76.0 million in 2018, primarily due to the increase in the compensation for our course and educational content professionals and technology development personnel during the same periods. The compensation for our course and educational content professionals and technology development personnel which increased by 131.9% from RMB29.9 million in 2017 to RMB69.3 million in 2018.

Net loss

As a result of the foregoing, our net loss in 2018 was RMB927.0 million, compared to RMB918.7 million in 2017.

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

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	970,162	1,973,985	2,193,902	315,134
Less: other revenues(1)	(5,978)	(6,961)	(23,481)	(3,373)
Add: tax and surcharges	34,712	71,779	123,472	17,737
Add: ending deferred revenue	2,110,428	3,286,025	3,228,770	463,783
Add: ending refund liability	—	—	128,478	18,455
Less: beginning deferred revenue	(727,569)	(2,110,428)	(3,286,025)	(472,008)
Less: beginning refund liability	—	—	(6,625)	(952)
Gross billings (non-GAAP)	2,381,755	3,214,400	2,358,491	338,776

Note: (1)	Includes commissions received for providing referral services to third-party education institutions.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(918,714)	(926,950)	(395,165)	(56,763)
Add: Income tax expenses	—	—	2,440	350
Depreciation and amortization	8,109	25,778	37,223	5,347
Interest expense	—	2,171	14,312	2,056
Less: interest income	(13,578)	(70,355)	(60,166)	(8,642)
EBITDA (non-GAAP)	(924,183)	(969,356)	(401,356)	(57,652)

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

PRC

Our subsidiaries and our consolidated VIEs and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. Pursuant to the Notice on Implementation of Inclusive Tax Relief Policy for Small and Low-profit Enterprises jointly issued by the Ministry of Finance and the SAT on January 17, 2019 and the Announcement on Issues Relating to Implementation of Inclusive Income Tax Relief Policy for Small and Low-profit Enterprises issued by SAT on January 18, 2019, during the period from January 1, 2019 to December 31, 2021, the portion of annual taxable income amount of a small and low-profit enterprise which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to a 20% enterprise income tax rate, and the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to a 20% enterprise income tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our services are subject to VAT at the rate of 6% for general-VAT-payer entities in accordance with tax rule, except that certain subsidiaries were subject to a simple VAT collection method at a rate of 3% before June 2019.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing regulations provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from each of Wuhan Zhibo and Tianjin Sunlands, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Revenue recognition

We early adopted the accounting standard Revenue from Contracts with Customers (ASC 606) as of January 1, 2017 using the full retrospective method which requires us to present its financial statements for all periods as if Topic 606 had been applied to all prior periods. We did not apply practical expedients as provided under Topic 606.

We follow five steps for its revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenue is reported net of discount, business tax, value added tax and related surcharges. The primary sources of our revenues are as follows:

Online education services

For online education services, we provide an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, our integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 32 months and 19 months, respectively, for the year ended December 31, 2019.

The transaction price of the integrated online education service package is determined by the contract amount net of any discounts. Students are offered a full, unconditional refund within 24 hours upon enrollment. Prior to June 2019, undelivered courses was eligible for refund, excluding registration fees, within 7 days after enrollment. For course contracts entered after June 2019, undelivered courses is eligible for refund during the entire service period, excluding registration fees.

Revenues for online education services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends.

For certain online courses, we also provided students the right to apply for refund for the delivered courses if certain pre-agreed conditions are achieved. We estimated the variable consideration to be earned to the extent it was probable that a significant reversal of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration was resolved and recognized revenue over time from the registration day to the day on which the service period ended on a straight line basis. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price were based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that was reasonably available.

For certain online courses, the service period includes a regular period plus an extended period. We offer students an extended service period after the regular period if certain pre-agreed conditions are met. Based on historical passing rates, and forecasted passing rates due to continuous improvement of service equality, we apply and categorize the students by portfolio (1) eligible to extended period and (2) not eligible to extended period and estimates the portion of each portfolio. We recognize the revenue on each portfolio over time from the registration day to the day on which the service is expected to end on a straight line basis.

For certain online courses, we offer a bundled service including an integrated online education service package with insurance coverage for tuition refund. If certain refund conditions are met, students could claim the insurance equal to full or partial amount of the service fee. We identify that the integrated online education service package and the insurance service are two separate performance obligations as students benefit from each service on its own and they are separately identifiable in the contract. We record revenue generated from online education services with insurance coverage on a gross basis as we are acting as the principal to fulfill all obligation and control all the services transferred to the students. The total service fee is allocated to each performance obligation based on selling prices, which are estimated based on the expected cost of satisfying each performance obligation plus an estimated margin. Revenues for integrated online education service and the insurance service are recognized over their respective service periods on a straight line basis from the registration day to the day on which the service period ends as the students simultaneously receives and consumes the benefits provided by these two performance obligations.

Our deferred costs represent the unamortized incremental sales commission relating to obtaining of customers contract, and the contract liability primarily consists of deferred revenue.

Student Financing

We offer an installment payment option to students, under which the students obtain loans, from accredited credit sources ("Loan Companies") for the purpose of satisfying the student's tuition payment due. The borrowing student is obligated to repay the loan principal in installments over periods ranging from 3 months to 18 months to the Loan Companies, while we agree with the Loan Companies to bear the student's interest expense and service fees. The Loan Companies remit the tuition to us for students to complete the registration. The interest expense and service fees are recorded as a reduction of the transaction price.

Commission revenue

We earn commission revenue by providing referral services to third party education institutions. Commission revenue is recognized when the referred students registered at the third party education institutions and the tuition fees are paid, by when the performance obligation is satisfied.

Deferred Revenue

Revenues related to our online courses are recognized over time. Deferred revenue consists of tuition fees received from students for which services have not yet been provided to students.

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

Income taxes

Current income taxes are provided in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when it, in the opinion of us, is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and, to a lesser extent, proceeds from the issuance and sale of our ordinary shares. As of December 31, 2019, we had RMB1,402.2 million (US$201.4 million) in cash and cash equivalents, the majority of which were held by our Cayman Island holding company, PRC subsidiaries and VIEs and VIEs’ subsidiaries in China. Our cash and cash equivalents consist primarily of bank deposits. Our cash and cash equivalents are primarily denominated in U.S. dollars. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

We incurred net losses of RMB918.7 million, RMB927.0 million and RMB395.2 million (US$56.8 million), respectively, for the years ended December 31, 2017, 2018 and 2019. We had negative working capital (which is the difference between current assets and current liabilities) of RMB535.6 million as of December 31, 2017, positive working capital of RMB268.5 million as of December 31, 2018 and negative working capital of RMB195.4 million (US$28.1 million) as of December 31, 2019. The major factor for our negative working capital position as of December 31, 2017 and 2019 was deferred revenue.

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

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	819,538	180,543	(533,547)	(76,638)
Net cash (used in)/provided by investing activities	(615,895)	(1,186,721)	729,546	104,794
Net cash provided by/(used in) financing activities	341,472	1,587,343	(64,150)	(9,214)
Effect of exchange rate changes	(8,759)	108,186	21,567	3,095
Net increase in cash and cash equivalents	536,356	689,351	153,416	22,037
Cash and cash equivalents at beginning of the year	23,103	559,459	1,248,810	179,380
Cash and cash equivalents at end of the year	559,459	1,248,810	1,402,226	201,417

Operating Activities

Net cash used in operating activities was RMB533.5 million (US$76.6 million) in 2019. The difference between our net loss of RMB395.2 million (US$56.8 million), after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) an increase in deferred tax liabilities of RMB 88.0 million (US$12.6 million) and accrued expenses and other current liabilities of RMB25.2 million (US$3.6 million); all offset by (i) an increase in deferred costs of RMB121.7 million (US$17.5 million) (ii) decrease in deferred revenue of RMB 57.3 million (US$8.2 million) and an increase in prepaid expenses and other current assets of RMB 39.8 million (US$5.7 million). Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Net cash provided by operating activities amounted to RMB180.5 million in 2018. The difference between our net loss of RMB927.0 million and the net cash provided by operating activities was mainly due to (i) an increase in deferred revenue of RMB1,175.6 million and (ii) an increase in accrued expenses and other current liabilities of RMB214.7 million, partially offset by (i) an increase in deferred costs of RMB229.0 million and (ii) an increase in prepaid expenses and other current assets of RMB92.3 million. Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

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

Investing Activities

Net cash provided by investing activities was RMB729.5 million (US$104.8 million) in 2019, which was primarily attributable to proceeds from maturity of short-term investments of RMB 2,905.8 million (US$417.4 million), partially offset by purchase of short-term investments of RMB 2,108.8 million (US$302.9 million).

Net cash used in investing activities was RMB1,186.7 million in 2018, which was primarily attributable to purchase of short-term investments, which mainly included financial products purchased from commercial banks and financial institutions, of RMB4,352.1 million, partially offset by the proceeds from maturity of short-term investments of RMB3,708.8 million.

Net cash used in investing activities was RMB615.9 million in 2017, which was primarily attributable to purchase of short-term investments, which mainly included financial products offered by commercial banks and financial institutions in China, of RMB2,139.1 million, partially offset by disposal of short-term investments of RMB1,931.0 million.

Financing Activities

Net cash used in financing activities in 2019 was RMB64.2 million (US$9.2 million), which was primarily attributable to repayment of bank debt of RMB 32.5 million (US$4.7 million) and repurchase of Class A ordinary shares of RMB31.7 million (US$4.5 million).

Net cash provided by financing activities in 2018 was RMB1,587.3 million, which primarily resulted from (i) proceeds from our initial public offering in 2018, net of issuance cost, of RMB1,109.5 million, (ii) proceeds from related parties of RMB253.7 million and (iii) proceeds from bank loan of RMB260.0 million, partially offset by payment for share repurchase of RMB34.0 million.

Net cash provided by financing activities in 2017 was RMB341.5 million, which mainly resulted from the capital contribution from our series B and B+ shareholders of RMB732.7 million in total, partially offset by capital withdrawal of RMB285.1 million by the shareholders of our Series A convertible redeemable preferred shares.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment and buildings necessary to support our operations. Our capital expenditures were RMB398.9 million, RMB518.4 million and RMB25.5 million (US$3.7 million), respectively, for the years ended December 31, 2017, 2018 and 2019.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and reporting, approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

5.C.	Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility. See “Item 4. Information on the Company—4.B. Business Overview—IT Infrastructure and Capabilities.”

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitment(1)	974,404	91,182	148,032	147,602	587,588
Investment commitment(2)	34,837	34,837	—	—	—
Debt commitment(3)	225,625	32,500	65,000	65,000	63,125

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices.
(2)	Represents commitments in connection with long-term investments as of December 31, 2019.
(3)	Represents commitments in connection with the debt as of December 31, 2019.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Ou (also known as Jianhong Yin)	42	Founder, Chairman, Director
Tongbo Liu	34	Chief Executive Officer, Director
Yipeng Li	42	Chief Financial Officer
Lv Lu	36	Chief Strategy Officer, Director
Zheng Du	36	Chief Operating Officer, Director
Zheng Zhao (also known as Ching Chiu)	42	Independent Director
Yang Wang	45	Director
Gaoneng Ji	32	Director
Yifan Li	53	Independent Director
Xiaochuan Wang	41	Independent Director

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

Yipeng Li has served as our Chief Financial Officer since September 2017. Prior to joining us, Mr. Li served as the chief financial officer of Alibaba Health Information Technology Limited, a company listed on the Hong Kong Stock Exchange and a subsidiary of Alibaba Group, from September 2015 to September 2017. Prior to that, he was the chief financial officer at Jiuxian.com, a leading online platform for alcohol offerings. During 2010 to 2015, Mr. Li served as the vice president of iQIYI, Inc., an online entertainment service provider in China, in charge of its finance and legal department. Mr. Li received his bachelor’s degree in accounting from Simon Fraser University in 2002. Mr. Li is a member of Chinese Institution of Certified Public Accountants. On April 2, 2020, Mr. Li tendered his resignation, effective April 30, 2020.

Lv Lu has served as our Chief Strategy Officer since July 2015 and director since August 2017. Ms. Lu has appointed our chief financial officer, which appointment will become effective on April 30, 2020. Prior to joining us, Ms. Lu served as a partner of Taihe Capital, a leading boutique investment bank, from February 2015 to July 2015. From 2012 to 2015, she served as an executive director at Hina Group, an investment bank focused on advising leading companies in the technology, media and telecommunications industries in fund-raising activities. She received her MBA from Fudan University in 2010 and her bachelor’s degree in English from Hunan Normal University in 2004.

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

Zheng Zhao has served as our independent director since June 2019. Mr. Zhao is currently the special assistant to the president and general manager of New Oriental Industry Funds, where he leads the company’s strategic development, mergers and acquisitions and strategic collaboration efforts, as well as maintains domestic and international customer relations. Prior to that, Mr. Zhao was a senior auditor at Ernst & Young. Mr. Zhao holds a master’s degree in finance, and a bachelor’s degree in economics, both from Peking University’s School of Economics.

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

Yifan Li most recently served as director and vice president of Geely Group, responsible for strategic investments, new business development and overseeing Geely’s financial holding companies. Prior to joining Geely, Mr. Li held CFO positions in various Chinese companies including Sanpower Group, China Zenix Auto International, Standard Water and Time Share Media, where he led initial public offerings and cross-border M&A transactions. Mr. Li also serves as a director at Xinyuan Real Estate Co., Ltd., Qudian Inc. and 36Kr Holdings Inc. Mr. Li received his MBA from the University of Chicago Booth School of Business, his master’s degree in accounting from the University of Texas at Dallas and his bachelor’s degree in world economics from Fudan University. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant.

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

Compensation of Directors and Senior Management

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB2.4 million (US$0.3 million) in cash to our executive officers. The payment of compensation to our independent directors for their services rendered for the year ended December 31, 2019 is in a total amount of RMB2.2 million (US$0.3 million), among which RMB1.6 million (US$0.2 million) has been paid in cash as of the date of this annual report and the remaining RMB0.6 million (US$0.1 million) shall be paid in the form of Class A ordinary shares. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

2017 Plan

We adopted an employee share incentive plan in October 2017, or the 2017 Plan. The purpose of the 2017 Plan is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance.

As of the date of this annual report, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 829,349 ordinary shares under the 2017 Plan. As of the same date, options to purchase an aggregate number of 44,355 ordinary shares are outstanding, among which 14,244 options had vested and become exercisable. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares.

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

As of the date of the annual report, there was no outstanding equity awards granted to our directors and executive officers under the 2017 Plan. As of the same date, our other employees as a group held options to purchase 44,355 Class C ordinary shares, with an exercise price of US$84.75 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2017 Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results —Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

6.C.	Board Practices

Board of Directors

Our Board of Directors consists of nine directors, including three independent directors, namely Mr. Yifan Li, Mr. Zheng Zhao and Mr. Xiaochuan Wang. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our Board of Directors.

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

Audit Committee

Our audit committee consists of Mr. Yifan Li, Mr. Zheng Zhao and Mr. Xiaochuan Wang, and is chaired by Mr. Yifan Li. We have determined that each of Mr. Yifan Li, Mr. Zheng Zhao and Mr. Xiaochuan Wang satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Yifan Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is also responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Peng Ou, Mr. Tongbo Liu and Mr. Zheng Zhao and is chaired by Mr. Peng Ou. We have determined that Mr. Zheng Zhao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists our Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is also responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Peng Ou, Mr. Tongbo Liu and Mr. Zheng Zhao, and is chaired by Mr. Peng Ou. We have determined that Mr. Zheng Zhao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists our Board of Directors in selecting individuals qualified to become our directors and in determining the composition of our Board of Directors and its committees. The nominating and corporate governance committee is also responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of the shareholders. A vacancy on the board created by the removal of a director may be filled by ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. Mr. Peng Ou shall have the right to appoint or remove any Management Director (as defined under our fourth amended and restate memorandum and articles of association) by delivering a written notice to our company, provided that the Founder shall not be entitled to exercise such right if he or his affiliates do not hold any shares. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or the rules of the New York Stock Exchange from being a director; or (v) is removed from office pursuant to any other provisions of our fourth amended and restated memorandum and articles of association.

6.D.	Employees

We had 9,146, 3,847 and 2,880 full-time employees as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, most of our employees were in Beijing, Guangzhou, Wuhan and Shenzhen.

The following table sets forth the number of our employees as of December 31, 2019:

Function	Number of Full- Time Employees	Percentages
Academic and administrative faculty(1)	1,035	36.0%
Sales and marketing staff	570	19.8%
Sales operation	352	12.2%
General and administrative	272	9.4%
Technology development	651	22.6%
Total	2,880	100%

Note: (1)	Consists of teachers, mentors, course and educational content development professionals, and other administrative faculty members.

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 6,801,730 issued and outstanding ordinary shares as of March 31, 2020, comprising (i) 1,761,655 Class A ordinary shares, (ii) 826,389 Class B ordinary shares, and (iii) 4,213,686 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A		Class B		Class C		% of Voting Power
	Number	Percentage	Number	Percentage	Number	Percentage	***
Directors and Executive Officers:†
Peng Ou(1)	—	—	—	—	2,833,024	67.2	54.8
Tongbo Liu(2)	—	—	—	—	1,052,504	25.0	21.2
Lv Lu(3)	—	—	—	—	159,292	3.8	2.6
Yipeng Li	—	—	—	—	*	*	*
Zheng Zhao	—	—	—	—	—	—	—
Yang Wang	—	—	*	*	—	—	—
Zheng Du	—	—	—	—	*	*	*
Gaoneng Ji	—	—	—	—	*	*	*
Yifan Li	—	—	—	—	—	—	—
Xiaochuan Wang	—	—	—	—	—	—	—
All directors and executive officers as a group	—	—	—	—	3,965,547	94.1	79.8
Principal Shareholders:
ELITE CONCEPT HOLDINGS LIMITED(4)	564,209	32.0	—	—	—	—	1.1
Affiliates of Orchid Asia (5)	312,802	17.8	—	—	—	—	*
Rainbow Land Limited Partnership(6)	163,404	9.3	—	—	—	—	*
PV PLUTO LIMITED(7)	—	—	826,389	100.0	—	—	11.6
Studyvip Online Education Limited(8)	—	—	—	—	2,084,772	49.5	42.0
Studyvip E-learning Limited(9)	—	—	—	—	569,772	13.5	11.5
SCuPt Global Limited(10)	—	—	—	—	355,306	8.4	7.2
MARBLE FAITH LIMITED(11)	—	—	—	—	637,132	15.1	12.8

Note:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 6,801,730, being the number of ordinary shares on an as-converted basis outstanding as of the date of this annual report and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The address of our directors and executive officers except for Mr. Zheng Zhao, Mr. Yang Wang, Mr. Yifan Li and Mr. Xiaochuan Wang is Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, China. The address of Mr. Zheng Zhao is Suite 1405, New Oriental South Building, No. 2 Haidiandongsan Street, Beijing 100080, China. The address of Mr. Yang Wang is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands. The address of Mr. Yifan Li is 15/F, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang Province, China. The address of Mr. Xiaochuan Wang is Level 15, Sohu.com Internet Plaza, No. 1 Unit, Zhongguancun East Road, Haidian District, Beijing 100084, China.

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

(2)

Represents (i) 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held of record by The TwinPeak Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 569,772 Class C ordinary shares held by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Tongbo Liu. Mr. Tongbo Liu may be deemed to beneficially own these 569,772 Class C ordinary shares as he has the right to direct the voting powers of these Class C ordinary shares held of record by Studyvip E-learning Limited pursuant to certain contractual arrangements under which each of the shareholders of Studyvip E-learning Limited, except Mr. Tongbo Liu, has given Mr. Tongbo Liu the right to vote their respective shares in Studyvip E-learning Limited in the sole discretion of Mr. Tongbo Liu. Mr. Tongbo Liu disclaims beneficial ownership of such Class C ordinary shares held by Studyvip E-learning Limited except to the extent of his indirect pecuniary interest in such ordinary shares.

(3)

Represents (i) 127,426 Class C ordinary shares held of record by Summer Sea Investment Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Ms. Lu as the settlor and certain family members of Ms. Lv Lu as the beneficiaries; and (ii) 31,866 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Ms. Lv Lu, in which Ms. Lv Lu holds an equity interest of approximately 5.6%.

(4)

Represents 564,209 Class A ordinary shares directly held of record by ELITE CONCEPT HOLDINGS LIMITED, a Hong Kong company. The business address of ELITE CONCEPT HOLDINGS LIMITED is Flat/RM 4308B 43 AIA Tower, 183 Electric Road North Point, Hong Kong.

(5)

Represents (i) 309,326 Class A ordinary shares directly held by Diamond Tower Investments Limited; and (ii) 86,900 ADSs beneficially owned Ms. Lam Lai Ming. Diamond Tower Investments Limited is part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular. Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming. The business address of Diamond Tower Investments Limited is P.O. 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)

Represents (i) 155,404 Class A ordinary shares and (ii) 200,000 ADSs held for record by Rainbow Land Limited Partnership. The business address of Rainbow Land Limited Partnership is Rm 1203, Park Center, NO. l088, Fangdian Road, Pudong NewArea, Shanghai, China.

(7)

Represents 826,389 Class B ordinary shares held of record by PV PLUTO LIMITED, a British Virgin Islands company. The sole shareholder of PV PLUTO LIMITED is Primavera Capital Fund II L.P. The business address of PV PLUTO LIMITED is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.

(8)

Represents 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou. The business address of Studyvip Online Education Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, the British Virgin Islands.

(9)

Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Peng Ou, in which Mr. Peng Ou holds an equity interest of approximately 19.5%.

(10)

Represents 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu. The business address of SCuPt Global Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, the British Virgin Islands.

(11)

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

To our knowledge, as of March 31, 2020, 744,172 of our Class A ordinary shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of our ADR program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

(1)	The table below sets forth the major related parties and their relationship with us.

Name of related parties	Relationship with us
Beijing Shangde Jiaxun Education Technology Co., Ltd. (“Shangde Jiaxun”)	Entity controlled by Mr. Peng Ou and Mr. Tongbo Liu, our director and Chief Executive Officer

(2)	The related party transactions were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
		(in thousands)
Disposal of a subsidiary to a related party	1,000	—	—	—

In October 2017, we disposed a subsidiary to Shangde Jiaxun with a total consideration of RMB1,000 and a gain of RMB178 was recorded in our consolidated statement of operations.

7.C.	Interests of Experts and Counsel

Not applicable.

FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

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

In June 2019, the Company, and certain of its current and former directors and officers and the Company’s underwriters in its initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York. Amended complaints in this class action were filed in November 2019. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our March 2018 initial public offering contains material misstatements and omissions in violation of the U.S. federal securities laws. The Company filed a motion to dismiss the action in March 2020. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We believe this case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Dividend Distribution.”

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

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law (2020 Revision) of the Cayman Islands which we refer to as the “Companies Law” below insofar as they relate to the material terms of our ordinary shares.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. See “—10.H. Document on Display.”

Issuance of Additional Shares. Our fourth amended and restated memorandum and articles of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association also authorizes our Board of Directors to, without the approval of our shareholders, establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

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

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes is:

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

Taxation of Distributions

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as “dividends” for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2019 taxable year and we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entity or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

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

We may also be subject to interest rate risk in relation to the installment payment option that we offer to our students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 18 months, while we are generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. We may be subject to risks associated with an increase in interest rates to the extent that we continue to agree to make the interest payments under such loans. In 2017, 2018 and 2019, our student loan coverage ratio was 72.9%, 78.3% and 70.4%, respectively. For the same periods, we made interest payments of RMB106.2 million, RMB159.9 million and RMB118.0 million (US$16.9 million), respectively, to the credit providers.

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

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 2.9% respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

As of December 31, 2019, we had used a portion of the net proceeds received from our initial public offering and the concurrent private placement, which consisted of US$9.6 million for repurchase program and US$70.0 million for capital injection to Wuhan Zhibo, one of our wholly owned subsidiary in China.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

We qualified as an “emerging growth company” pursuant to the JOBS Act as of December 31, 2019. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

Our board of directors has determined that Mr. Yifan Li, an independent director and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Mr. Yifan Li satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

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

	For the Year Ended December 31,
Services	2018	2019
	RMB	RMB
	(in thousands)
Audit Fees(1)	9,650	7,714
Tax Fees(2)	495	—
Total	10,145	7,714

Note:

(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with the review of documents filed with the SEC.

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

ITEM 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information about our purchases of outstanding ADSs from August 29, 2018 to March 31, 2020.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
August 29, 2018 through August 31, 2018	—	—	—	50,000,000
September 2018	184,005	6.1175	184,005	48,874,341
October 2018	329,924	4.9128	513,929	47,253,504
November 2018	352,529	4.2080	866,458	45,770,073
December 2018	260,597	3.1321	1,127,055	44,953,858
January 2019	219,450	4.1157	1,346,505	44,050,677
February 2019	101,351	5.0661	1,447,856	43,537,226
March 2019	295,221	4.1691	1,743,077	42,306,415
April 2019	155,439	3.3100	1,898,516	41,791,909
May 2019	178,125	2.9223	2,076,641	41,271,377
June 2019	80,908	2.5578	2,157,549	41,078,348
July 2019	39,337	2.2411	2,196,886	40,990,188
August 2019	68,486	2.3359	2,265,372	40,830,209
September 2019	76,277	2.5056	2,341,649	40,639,088
October 2019	17,765	2.7504	2,359,414	40,590,228
November 2019	26,661	2.5698	2,386,075	40,521,715
December 2019	38,343	2.6005	2,424,418	40,422,006
January 2020	43,448	2.6846	2,467,866	39,238,996
February 2020	82,886	2.6678	2,550,752	37,533,176
March 2020	157,433	1.6643	2,708,185	35,869,659
Total	2,708,185	3.5367	2,708,185	35,869,659

Note:

(1)	Each 25 ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)

We announced a share repurchase program approved by our board of directors in August 2018, under which we may repurchase up to US$50 million worth of our outstanding ADSs over initially a period of 12 months which was subsequently extended for another 12 months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. There purchases have been, and will be, effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

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

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sunlands Technology Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1(1)	The Fourth Amended and Restated Memorandum and Articles of Association, as currently in effect
2.1(1)	Form of Registrant’s Specimen American Depositary Receipt
2.2(1)	Form of Registrant’s Specimen Certificate for Class A Ordinary Shares
2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares
2.4*	Description of Registrant’s Securities
4.1(1)	The 2017 Share Incentive Plan
4.2(1)	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant
4.3(1)	Form of Employment Agreement between the Registrant and the executive officers of the Registrant
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

4.7(1)	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands, Shanghai Shangchi and the shareholders of Beijing Sunlands dated August 15, 2017
4.8(1)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017
4.9(1)	English translation of Option Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017
4.10(1)	English translation of Power of Attorney granted by the shareholders of Beijing Sunlands dated August 15, 2017
4.11(1)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated August 15, 2017
4.12(2)	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Sunlands, Tianjin Shangde and Tianjin Shangde Subsidiaries dated May 21, 2018
4.13(2)	English translation of Business Operation Agreement among Tianjin Sunlands, Tianjin Shangde , Tianjin Shangde Subsidiaries and the shareholders of Tianjin Shangde dated May 21, 2018
4.14(2)	English translation of Equity Interest Pledge Agreement among Tianjin Sunlands, Tianjin Shangde and the shareholders of Tianjin Shangde dated May 21, 2018
4.15(2)	English translation of Option Agreement among Tianjin Sunlands, Tianjin Shangde and the shareholders of Tianjin Shangde dated May 21, 2018
4.16(2)	English translation of Power of Attorney granted by the shareholders of Tianjin Shangde dated May 21, 2018
4.17(2)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated May 21, 2018
8.1*	List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant
11.1(1)	Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed with the Registration Statement on Form F-1 (File No. 333-23190), as amended, initially filed on February 23, 2018 and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated May 22, 2018 and incorporated herein by reference.
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunlands Technology Group

By:	/s/ Yipeng Li
	Name:	Yipeng Li
	Title:	Chief Financial Officer

Date: April 24, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Technology Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Technology Group, and its subsidiaries (the "Company") as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, changes in shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 24, 2020

We have served as the Company's auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	1,248,810	1,402,226	201,417
Short-term investments	1,028,564	217,640	31,262
Prepaid expenses and other current assets	124,908	180,881	25,982
Deferred costs, current	180,657	243,447	34,969
Total current assets	2,582,939	2,044,194	293,630
Non-current assets
Property and equipment, net	559,511	545,675	78,381
Intangible assets, net	1,369	1,176	169
Right-of-use assets	—	598,991	86,040
Deferred costs, non-current	146,610	205,488	29,517
Long-term investments	30,009	40,026	5,749
Deferred tax assets	—	85,513	12,283
Other non-current assets	418,700	447,639	64,299
Total non-current assets	1,156,199	1,924,508	276,438
TOTAL ASSETS	3,739,138	3,968,702	570,068
LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB241,204 and RMB209,727 as of December 31, 2018 and 2019, respectively)	455,284	435,225	62,516
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,765,085 and RMB1,162,938 as of December 31, 2018 and 2019, respectively)	1,765,085	1,670,076	239,891
Lease liabilities, current (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and RMB22,659 as of December 31, 2018 and December 31, 2019, respectively)	—	40,236	5,780
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2018 and December 31, 2019, respectively)	61,540	61,540	8,840
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2018 and December 31, 2019, respectively)	32,500	32,500	4,668
Total current liabilities	2,314,409	2,239,577	321,695
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,520,940 and RMB1,096,482 as of December 31, 2018 and 2019, respectively)	1,520,940	1,558,694	223,892
Lease liabilities, non-current (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and RMB358,467 as of December 31, 2018 and December 31, 2019, respectively)	—	616,246	88,518
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of nil and RMB4,415 as of December 31, 2018 and December 31, 2019, respectively)	—	87,954	12,634
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of December 31, 2018 and December 31, 2019, respectively)	17,147	11,469	1,647
Long-term debt, non-current portion (including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2018 and December 31, 2019, respectively)	225,625	193,125	27,741
Total non-current liabilities	1,763,712	2,467,488	354,432
TOTAL LIABILITIES	4,078,121	4,707,065	676,127

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,818,383 and 1,830,183 shares issued as of December 31, 2018 and 2019, respectively; 1,773,301 and 1,728,006 shares outstanding as of December 31, 2018 and 2019, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,265,286 and 4,258,686 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,391,822	2,363,999	339,567
Accumulated other comprehensive income	118,827	142,435	20,460
Accumulated deficit	(2,849,770)	(3,244,587)	(466,056)
Total Sunlands Technology Group shareholders’ deficit	(339,119)	(738,151)	(106,029)
Noncontrolling interest	136	(212)	(30)
TOTAL SHAREHOLDERS’ DEFICIT	(338,983)	(738,363)	(106,059)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,739,138	3,968,702	570,068

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	970,162	1,973,985	2,193,902	315,134
Cost of revenues (including share-based compensation expenses of RMB19,244, RMB314 and RMB317 for the years ended December 31, 2017, 2018 and 2019, respectively)	(170,261)	(330,376)	(396,316)	(56,927)
Gross profit	799,901	1,643,609	1,797,586	258,207
Operating expenses
Sales and marketing expenses (including share-based compensation expenses of RMB75,237, RMB773 and RMB674 for the years ended December 31, 2017, 2018 and 2019, respectively)	(1,351,811)	(2,152,830)	(1,792,285)	(257,446)
Product development expenses	(32,862)	(76,022)	(101,717)	(14,611)
General and administrative expenses (including share-based compensation expenses of RMB194,282, RMB2,764 and RMB1,979 for the years ended December 31, 2017, 2018 and 2019, respectively)	(342,906)	(443,691)	(363,307)	(52,186)
Total operating expenses	(1,727,579)	(2,672,543)	(2,257,309)	(324,243)
Loss from operations	(927,678)	(1,028,934)	(459,723)	(66,036)
Interest income	13,578	70,355	60,166	8,642
Interest expense	—	(2,171)	(14,312)	(2,056)
Other income, net	276	32,090	21,280	3,057
Loss before income tax expenses	(913,824)	(928,660)	(392,589)	(56,393)
Income tax expenses	—	—	(2,440)	(350)
(Loss)/gain from equity method investments	(4,890)	1,710	(136)	(20)
Net loss	(918,714)	(926,950)	(395,165)	(56,763)
Less: Net (loss)/gain attributable to noncontrolling interest	(136)	72	(348)	(50)
Net loss attributable to Sunlands Technology Group	(918,578)	(927,022)	(394,817)	(56,713)
Net loss per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	(232.80)	(147.27)	(57.81)	(8.30)
Weighted average shares used in calculating net loss per ordinary share(1):
Basic and diluted	3,945,864	6,294,870	6,830,058	6,830,058

(1)	Each 25 American depositary shares ("ADSs") represents one of the Company's Class A ordinary shares.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Net loss	(918,714)	(926,950)	(395,165)	(56,763)
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(8,759)	127,586	23,608	3,391
Total comprehensive loss	(927,473)	(799,364)	(371,557)	(53,372)
Less: comprehensive (loss)/income attributable to noncontrolling interest	(136)	72	(348)	(50)
Comprehensive loss attributable to Sunlands Technology Group	(927,337)	(799,436)	(371,209)	(53,322)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Accumulated	Total Sunlands Technology Group shareholders’	Noncontrolling	Total shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	(loss)/income	deficit	deficit	interest	deficit
		RMB		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January1, 2017 (Note)	3,818,618	1	—	—	—	—	—	—	30,911	—	—	—	(919,867)	(888,955)	—	(888,955)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(918,578)	(918,578)	(136)	(918,714)
Capital contribution from a noncontrolling shareholder	—	—	—	—	—	—	—	—	—	—	—	—	—	—	200	200
Repurchase of equity from shareholders (1)	—	—	—	—	—	—	—	—	(30,000)	—	—	—	(41,303)	(71,303)	—	(71,303)
Cash dividend to a Series A convertible redeemable preferred shareholder	—	—	—	—	—	—	—	—	—	—	—	—	(43,000)	(43,000)	—	(43,000)
Shares issuance in relation to share-based compensation	510,382	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	288,763	—	—	—	—	288,763	—	288,763
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	(8,759)	—	(8,759)	—	(8,759)
Balance as of December31, 2017	4,329,000	1	—	—	—	—	—	—	289,674	—	—	(8,759)	(1,922,748)	(1,641,832)	64	(1,641,768)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(927,022)	(927,022)	72	(926,950)
Issuance of ordinary shares, net of issuance cost of 80,128	—	—	659,131	—	—	—	—	—	1,109,517	—	—	—	—	1,109,517	—	1,109,517
Conversion of convertible redeemable preferred shares upon initial public offering (Note 13)	(4,329,000)	(1)	1,159,252	1	826,389	—	4,265,286	1	1,024,708	—	—	—	—	1,024,709	—	1,024,709
Share repurchase	—	—	(45,082)	—	—	—	—	—	(34,828)	45,082	—	—	—	(34,828)	—	(34,828)
Share-based compensation	—	—	—	—	—	—	—	—	2,751	—	—	—	—	2,751	—	2,751
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	127,586	—	127,586	—	127,586
Balance as of December31, 2018	—	—	1,773,301	1	826,389	—	4,265,286	1	2,391,822	45,082	—	118,827	(2,849,770)	(339,119)	136	(338,983)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(394,817)	(394,817)	(348)	(395,165)
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	—	—	6,600	—	—	—	(6,600)	—	—	—	—	—	—	—	—	—
Share repurchase	—	—	(51,895)	—	—	—	—	—	(30,793)	51,895	—	—	—	(30,793)	—	(30,793)
Share-based compensation	—	—	—	—	—	—	—	—	2,970	—	—	—	—	2,970	—	2,970
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	23,608	—	23,608	—	23,608
Balance as of December31, 2019 in RMB	—	—	1,728,006	1	826,389	—	4,258,686	1	2,363,999	96,977	—	142,435	(3,244,587)	(738,151)	(212)	(738,363)
Balance as of December31, 2019 in USD (Note2)	—	—	1,728,006	—	826,389	—	4,258,686	—	339,567	96,977	—	20,460	(466,056)	(106,029)	(30)	(106,059)

(1)

In July 2017, Beijing Shangde Online Education Technology Co., Ltd. (“Beijing Sunlands”) repurchased equity interests held by certain shareholders at a total cash consideration of RMB71,303. Such equity interests of Beijing Sunlands were originally acquired at a cost of RMB30,000.

Note:     The number of ordinary shares presented reflects the Group’s 2017 reorganization. See Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(918,714)	(926,950)	(395,165)	(56,763)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	288,763	3,851	2,970	427
Depreciation and amortization	8,109	25,778	37,223	5,347
Loss on disposal of property and equipment	120	—	1,824	262
Loss/(gain) from equity method investments	4,890	(1,710)	136	20
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(30,222)	(92,291)	(39,769)	(5,712)
Deferred costs	(73,032)	(229,007)	(121,668)	(17,476)
Right-of-use asset	—	—	(38,805)	(5,574)
Deferred tax assets	—	—	(85,513)	(12,283)
Other non-current assets	(7,480)	(4,286)	3,446	495
Accrued expenses and other current liabilities	164,245	214,697	25,216	3,622
Deferred revenue	1,382,859	1,175,597	(57,255)	(8,224)
Lease liability	—	—	49,253	7,075
Deferred tax liabilities	—	—	87,954	12,634
Other non-current liabilities	—	14,864	(3,394)	(488)
Net cash generated from/(used in) operating activities	819,538	180,543	(533,547)	(76,638)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for equity method investments	(8,190)	(25,000)	(10,153)	(1,458)
Purchase of short-term investments	(2,139,097)	(4,352,103)	(2,108,820)	(302,913)
Proceeds from maturity of short-term investments	1,931,027	3,708,810	2,905,788	417,390
Acquisition of property and equipment	(398,190)	(517,763)	(24,756)	(3,556)
Acquisition of intangible assets	(746)	(665)	(780)	(112)
Consideration paid for a business acquisition, net of cash received	(699)	—	—	—
Proceeds from disposal of property and equipment	—	—	652	94
Loan to employees	—	—	(33,085)	(4,752)
Repayment of loan to employees	—	—	700	101
Net cash (used in) / generated from investing activities	(615,895)	(1,186,721)	729,546	104,794
CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due from related parties	7,944	253,672	—	—
Capital contribution from Series B and B+ convertible redeemable preferred shareholders	732,709	—	—	—
Capital contribution from a noncontrolling shareholder	200	—	—	—
Capital withdrew from Series A convertible redeemable preferred shareholders	(285,078)	—	—	—
Capital withdrew from equity shareholders	(30,000)	—	—	—
Repurchase of equity from shareholders	(41,303)	—	—	—
Cash dividend to a Series A convertible redeemable preferred shareholder	(43,000)	—	—	—
Proceeds from initial public offering, net of issuance cost of 80,128	—	1,109,517	—	—
Payment for share repurchase	—	(33,971)	(31,650)	(4,546)
Proceeds from bank loans	—	260,000	—	—
Repayment of bank loans	—	(1,875)	(32,500)	(4,668)
Net cash generated from / (used in) financing activities	341,472	1,587,343	(64,150)	(9,214)
Effect of exchange rate changes	(8,759)	108,186	21,567	3,095
Net increase in cash and cash equivalents	536,356	689,351	153,416	22,037
Cash and cash equivalents at beginning of the year	23,103	559,459	1,248,810	179,380
Cash and cash equivalents at end of the year	559,459	1,248,810	1,402,226	201,417
Supplemental schedule of non-cash investing activities:
Payables for leasehold improvement and intangible assets	2,180	7,194	6,818	979
Payables to acquire buildings	240,390	61,540	61,540	8,840
Supplemental disclosure of cash flow information:
Interest paid	—	1,099	15,316	2,200
Income tax paid	—	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Sunlands Technology Group (the “Company” or “Sunlands Technology”) was incorporated under the laws of the Cayman Islands on September 18, 2015. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing online education service in the People’s Republic of China (“PRC”).

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

As of December 31, 2019, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands HK	October 6, 2015	HongKong	100%	Investment holding
Wuhan Zhibo	August 2, 2017	PRC	100%	Provision of technical consultation and services
Tianjin Sunlands	July 31, 2017	PRC	100%	Provision of technical consultation and services
Wuhan Shangde Online Education Technology Co., Ltd.	June 25, 2019	PRC	100%	Provision of education services
Chengdu Xinketang Cultural Communication Co., Ltd.	November 4, 2019	PRC	100%	Sales of educational materials and books

Variable interest entities ("VIEs"):
Beijing Sunlands	September 27, 2013	PRC	N/A*	Investment holding and provision of education services
Tianjin Shangde	March 21, 2018	PRC	N/A*	Provision of education services
VIEs’ subsidiaries:
Beijing Shangzhi Jiaye Education Technology Co., Ltd.	March 13, 2012	PRC	100%	Provision of education services
Beijing Shangren Chongye Education Technology Co., Ltd.	September 27, 2013	PRC	100%	Provision of education services
Guangdong Shangde Online Education Technology Co., Ltd.	October 15, 2013	PRC	100%	Provision of education services
Guangzhou Youhe Self-study Training School	May 19, 2015	PRC	100%	Provision of education services
Beijing Heikuaima Education Technology Co., Ltd. (2)	March 3, 2016	PRC	100%	Provision of education services
Shanghai Shangchi Education Technology Co., Ltd.	December 22, 2016	PRC	90%	Provision of education services
Shanghai Shangchi Institute	September 1, 2017	PRC	100%	Provision of education services
Guangzhou Shangzhi Side Education Technology Co., Ltd.	September 28, 2017	PRC	100%	Provision of education services

* These entities are controlled by the Company pursuant to the contractual agreements disclosed below.

(1)	The English names are for identification purpose only.
(2)	The entity changed its legal name from Beijing Bainiao Education Technology Co., Ltd. to Beijing Heikuaima Education Technology Co., Ltd. in July 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing telecommunications value-added services in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, the Company’s wholly owned subsidiaries in the PRC, as foreign invested companies, may be deemed to be telecommunications value-added services providers in the PRC. To comply with these foreign ownership restrictions, the Company operates substantially all of its online education services through its VIEs, Beijing Sunlands and Tianjin Shangde, and their subsidiaries, in the PRC. Through the below contractual agreements, Wuhan Zhibo and Tianjin Sunlands have (1) the power to direct the activities of the VIEs and their subsidiaries that most significantly affect their economic performance and (2) the right to receive substantially all the benefits from the VIEs and their subsidiaries. They are therefore considered the primary beneficiaries of the VIEs and their subsidiaries, and accordingly, the results of operations, assets and liabilities of the VIEs and their subsidiaries are consolidated in the Company's financial statements.

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

Tianjin Sunlands, Tianjin Shangde and its subsidiaries have entered into an Exclusive Technical Consultation and Service Agreement on May 21, 2018, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

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

Tianjin Sunlands, Tianjin Shangde and its subsidiaries, and the shareholders of Tianjin Shangde have entered into a Business Operation Agreement on May 21, 2018, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Tianjin Sunlands and the shareholders of Tianjin Shangde and its subsidiaries have entered into an Equity Interest Pledge Agreement on May 21, 2018, the terms of which are substantially the same as the agreement of Wuhan Zhibo summarized above.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the VIEs and their subsidiaries as of December 31, 2018 and 2019 and for each of the three years in the period ended December 31, 2019 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the subsidiaries, VIEs and their subsidiaries:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	80,371	69,539
Short-term investments	587,051	38,990
Prepaid expenses and other current assets	46,601	106,568
Total current assets	818,480	284,887
Right-of-use assets	—	340,302
Total non-current assets	377,856	776,783
Total assets	1,196,336	1,061,670
Accrued expenses and other current liabilities	241,204	209,727
Deferred revenue, current	1,765,085	1,162,938
Lease liabilities, current	—	22,659
Total current liabilities	2,006,289	1,395,324
Deferred revenue, non-current	1,520,940	1,096,482
Lease liabilities, non-current	—	358,467
Total liabilities	3,527,364	2,854,823

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	970,162	1,973,985	2,049,461
Net (loss)/income	(606,946)	393,063	590,728
Net cash generated from/(used in) operating activities	845,616	1,448,005	(480,084)
Net cash (used in)/generated from investing activities	(375,802)	(315,198)	522,104
Net cash (used in)/generated from financing activities	(391,237)	8,018	—

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, valuation allowance for deferred tax assets, the variable consideration to be earned for certain online courses, useful lives of property and equipment, impairment of long-term assets and valuation of share-based compensation. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, and VIEs and VIEs’ subsidiaries. All intercompany transactions and balances were eliminated upon consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and term deposits, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Short-term investments

Short-term investments consist of financial products with unsecured principal purchased from commercial banks and financial institutions which have original maturities of less than one year. The carrying amount of these short-term investments approximates their fair values due to the short-term maturities of these investments and are carried at amortized cost.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, short-term investments, other current liabilities and long-term debt. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments approximate their fair values due to short-term maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Intangible assets, net

Intangible assets are amortized using the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life
Computer software	3 years
License	5 years

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2017, 2018 and 2019.

Revenue recognition

The Group early adopted the accounting standard Revenue from Contracts with Customers (ASC 606) as of January 1, 2017 using the full retrospective method which requires the Group to present its financial statements for all periods as if ASC 606 had been applied to all prior periods. The Group did not apply practical expedients as provided under ASC 606.

The Group follows five steps for its revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue is reported net of discount, business tax, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

For online education services, the Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group's integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 32 months and 19 months, respectively, for the year ended December 31, 2019.

The transaction price of the integrated online education service package is determined by the contract amount net of any discounts. Students are offered a full, unconditional refund within 24 hours upon enrollment. Prior to June 2019, undelivered courses was eligible for refund, excluding registration fees, within 7 days after enrollment. For course contracts entered after June 2019, undelivered courses is eligible for refund during the entire service period, excluding registration fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

Online education services – continued

Revenues for online education services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends.

For certain online courses, the Group also provided students the right to apply for  refund for the delivered courses if certain pre-agreed conditions are achieved. The Group estimated the variable consideration to be earned to the extent it was probable that a significant reversal of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration was resolved and recognized revenue over time from the registration day to the day on which the service period ended on a straight line basis. The Group's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price were based largely on an assessment of the Group's anticipated performance and all information (historical, current and forecasted) that was reasonably available.

For certain online courses, the service period includes a regular period plus an extended period. The Group offers students an extended service period after the regular period if certain pre-agreed conditions are met. Based on historical passing rates, and forecasted passing rates due to continuous improvement of service quality, the Group applies and categorizes the students by portfolio (1) eligible to extended period and (2) not eligible to extended period and estimates the portion of each portfolio. The Group recognizes the revenue on each portfolio over time from the registration day to the day on which the service is expected to end on a straight line basis.

For certain online courses, the Group offers a bundled service including an integrated online education service package with insurance coverage for tuition refund. If certain refund conditions are met, students could claim the insurance equal to full or partial amount of the service fee. The Group identifies that the integrated online education service package and the insurance service are two separate performance obligations as students benefit from each service on its own and they are separately identifiable in the contract. The Group records revenue generated from online education services with insurance coverage on a gross basis as the Group is acting as the principal to fulfill all obligation and control all the services transferred to the students. The total service fee is allocated to each performance obligation based on selling prices, which are estimated based on the expected cost of satisfying each performance obligation plus an estimated margin. Revenues for integrated online education service and the insurance service are recognized over their respective service periods on a straight line basis from the registration day to the day on which the service period ends as the students simultaneously receives and consumes the benefits provided by these two performance obligations.

The Group's deferred costs represent the unamortized incremental sales commission relating to obtaining of customers contract, and the contract liability primarily consists of deferred revenue.

Student Financing

The Group offers an installment payment option to students, under which the students obtain loans, from accredited credit sources (“Loan Companies”) for the purpose of satisfying the student’s tuition payment due. The borrowing student is obligated to repay the loan principal in installments over periods ranging from 3 months to 18 months to the Loan Companies, while the Group agrees with the Loan Companies to bear the student’s interest expense and service fees. The Loan Companies remit the tuition to the Group for students to complete the registration. The interest expense and service fees are recorded as a reduction of the transaction price.

Commission revenue

The Group earns commission revenue by providing referral services to third party education institutions. Commission revenue is recognized when the referred students registered at the third party education institutions and the tuition fees are paid, by when the performance obligation is satisfied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

Deferred Revenue

Revenues related to the Group’s online courses are recognized over time. Deferred revenue consists of tuition fees received from students for which services have not yet been provided to students.

Value added taxes (“VAT”)

The Group's services are subject to VAT at the rate of 6%  for general-VAT-payer entities in accordance with tax rule, except that certain subsidiaries were subject to a simple VAT collection method at a rate of 3% before June 2019.

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

Sales commission

The incremental sales commission relating to obtaining of the customer contract and expected to be recovered is accounted for as an incremental cost of obtaining a contract and is capitalized as deferred costs when incurred. The capitalized cost is amortized in the same manner as the revenue recognized and is included in “sales and marketing expenses” in the consolidated statements of operations.

Other sales commission incurred regardless of whether the contract was obtained is recognized as an expense when incurred.

Advertising expenditure

Advertising expenditure, mainly includes search engine marketing and mobile marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB499,294, RMB983,012 and RMB937,145 for the years ended December 31, 2017, 2018 and 2019, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries and benefits for sales and marketing personnel, (ii) search engine marketing and mobile marketing expenses and other advertising expenses, (iii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leases

The Group leases administrative office spaces and enrollment centers in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception. The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. Operating lease right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group uses the implicit rate when readily determinable, or its incremental borrowing rate based on the information available, at the commencement date in determining the present value of lease payments. Certain leases include renewal options and/or termination options. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Whereas for the government subsidies with future performance obligations, the Group recognizes those as liabilities when received until the performances obligations have been met at which time, those are recognized as other income. Government subsidies received and recorded as other income amounted to RMB3,223, RMB28,688 and RMB14,692 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Net loss per share- continued

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

As the Company was loss making for the years ended December 31, 2017, 2018 and 2019, the effect of potential issuances of shares for the convertible redeemable preferred shares and share options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

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

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB157,103 and RMB259,612, which were denominated in RMB at December 31, 2018 and 2019, representing 12.6% and 18.5% of the cash and cash equivalents at December 31, 2018 and 2019, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and prepaid expenses and other current assets. The Group places its cash and cash equivalents and short-term investments in financial institutions with high credit ratings.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2019.

Newly adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach under ASU 2018-11, without adjusting comparative periods presented. The Group elected the practical expedient package to not reassess prior conclusions related to contracts containing leases, lease classification, and initial direct costs for any existing leases and the Group elected not to record on the balance sheets for leases with an initial term of twelve months or less. Upon adoption, the Group recognized right-of-use assets of RMB560.2 million and total lease liabilities (including current and non-current) of RMB607.2 million on the consolidated balance sheet as of January 1, 2019 for operating leases related to office space and enrollment centers. The adoption did not have a material impact on the Group's consolidated statements of operations or consolidated statements of cash flows, and the adoption of Topic 842 did not result in a cumulative-effect adjustment to retained earnings. Further information is disclosed in Note 16.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)", which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities and financial instruments and provides certain alternatives for the measurement of the allowance for credit losses on accrued interest receivable. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities ("VIE"). The guidance was issued in response to stakeholders' observations that Topic 810, Consolidation, could be improved in the areas of applying the VIE guidance to private companies under common control and in considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The new standard will become effective for the Group beginning January 1, 2020, with early adoption permitted, and must be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of various financial products with unsecured principal from financial institutions in China at original maturity less than one year when purchased. While these financial products are not publicly traded, the Group estimated that their fair value approximated the costs considering their short-term maturities and high credit quality.

	As of December 31,
	2018	2019
	RMB	RMB
Short-term investments	1,028,564	217,640

No impairment loss was recognized for the three years ended December 31, 2017, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Prepaid and input VAT	58,234	120,376
Prepaid expenses (1)	10,820	21,896
Prepaid marketing expenses	23,756	16,192
Deposits (2)	4,595	8,929
Receivables from third-party payment platforms	3,886	4,367
Interest receivables	11,632	1,737
Staff advances	9,242	751
Others	2,743	6,633
Total	124,908	180,881

(1)	Represented the prepaid expenses for telecommunications, network, online live steaming, advertising and student academic registration fee.
(2)	Represented rental deposits, deposits for search engine marketing activities and deposits for leasehold improvement of buildings which all being refundable within one year.

5.	DEFERRED COSTS

Deferred costs primarily consist of the incremental sales commission and service fee relating to obtaining of customers contract which is expected to be recovered and is capitalized pursuant to ASC340-40. The capitalized sales commission is amortized in the same manner the related revenue being recognized.

The movements of deferred costs for the years ended December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Beginning balances (current and non-current)	98,260	327,267
Additions	374,594	440,495
Amortizations	(145,488)	(318,693)
Impairments	(99)	(134)
Ending balances (current and non-current)	327,267	448,935
Deferred costs, current	180,657	243,447
Deferred costs, non-current	146,610	205,488

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Leasehold and buildings improvements	91,265	106,377
Electronic and office equipment	29,936	35,049
Buildings (1)	480,271	480,271
Total cost	601,472	621,697
Less: Accumulated depreciation	(41,961)	(76,022)
Property and equipment, net	559,511	545,675

(1)

In 2017, the Group purchased two buildings in Wuhan (Building A and B) and one building in Guangzhou (Building C) with a total consideration of RMB480,271. RMB60,000 of the consideration was paid by a mortgage loan provided by a PRC bank in August 2018 (Note 12).

Depreciation expenses were RMB7,333, RMB24,930 and RMB36,250 for the years ended December 31, 2017, 2018 and 2019, respectively.

7.	INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Computer software	3,757	3,757
License	—	780
Less: Accumulated amortization	(2,388)	(3,361)
Intangible assets, net	1,369	1,176

Amortization expenses were RMB776, RMB848 and RMB973 for the years ended December 31, 2017, 2018 and 2019, respectively.

The intangible assets amortization expenses for each of the following fiscal years are as follows:

Amortization
RMB
2020	479
2021	255
2022	156
2023	156
2024	130
Total	1,176

8.	LONG-TERM INVESTMENTS

The Group made investments in three limited partnerships and accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group reviewed the investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group recorded its shares of loss at RMB4,890, gain at RMB1,710 and loss at RMB136 in these investments for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, no impairment loss was recorded in regard to these investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Prepayment to acquire a building (1)	404,725	404,725
Employee loans (2)	—	32,385
Rental deposits (3)	12,772	9,326
Others	1,203	1,203
Total	418,700	447,639

(1)

The amount represented the prepayment for a building (Building D) in Wuhan and the building remained under construction by the real estate developer as of December 31, 2019. RMB200,000 of the prepayment was made through a mortgage loan provided by a PRC bank in November 2018 (Note 12).

(2)

In 2019, the Group approved an employee benefit program under which eligible employees can apply for loans from the Group at prevailing interest rates. Upon maturity, the loans can be repaid by cash or the Company's ordinary shares held by those employees based on prevailing market price at the settlement date.

(3)	The amount represented office and enrollment centers’ rental deposits under the lease contracts, which are not refundable within one year.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Refund liability (1)	6,625	128,478
Salary and welfare payables	124,137	113,945
Accrued service fees (2)	94,789	69,932
Accrued marketing expenses	120,269	51,796
Accrued rental expenses	51,087	—
Payables to educational institutions (3)	6,024	23,071
Other tax liabilities	29,872	15,263
Advanced deposits (4)	6,650	11,681
Payables for leasehold improvement and intangible assets	4,911	6,818
American Depositary Receipt commission - within one year	3,482	3,526
Payables for share repurchase	857	—
Other payables	6,581	10,715
	455,284	435,225

(1)	Refund liability represented the estimated amounts of deferred revenue with contingency in cash refund.
(2)	The balance represented accrued expenses for outsourced service providers and other professional services.
(3)	The balance represented tuition fees collected from the students for their registrations with educational institutions.
(4)	Advanced deposits primarily included down payments paid by prospective students before contracts signing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.	REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2017, 2018 and 2019, all of the Group’s revenues were generated in the PRC, and the disaggregated revenues by types were as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Disaggregation of revenues
Revenue by types:
Gross revenues:
Degree- or diploma-oriented post-secondary courses	822,832	1,814,178	2,021,990
Professional certification preparation and professional skills courses	145,840	161,366	155,370
Subtotal Online educational courses	968,672	1,975,544	2,177,360
Commissions	4,105	6,374	15,381
Others	1,901	587	8,100
Total revenues	974,678	1,982,505	2,200,841
Less: sales tax and surcharges	(4,516)	(8,520)	(6,939)
Total net revenues	970,162	1,973,985	2,193,902

The movements of the deferred revenue for the years ended December 31, 2018 and 2019 were as follows (1):

	As of December 31,
	2018	2019
	RMB	RMB
Beginning balance (current and noncurrent)	2,110,428	3,286,025
Additions	3,214,400	2,236,638
Deductions	(2,038,803)	(2,293,893)
Ending balance (current and noncurrent)	3,286,025	3,228,770
Deferred revenue, current	1,765,085	1,670,076
Deferred revenue, non-current	1,520,940	1,558,694

(1)	Amounts presented are inclusive of VAT (see VAT in Note 2).

Deferred revenue primarily consists of educational service fees received from customers for which the Group’s revenue recognition criteria have not been met. Deferred revenue balance will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2018 and January 1, 2019 were substantially all recognized as revenue during the years ended December 31, 2018 and 2019, respectively.

The Group’s remaining performance obligations, representing the amount of the transaction price for which service has not been provided, is substantially included in the deferred revenue account on the consolidated financial statements and the related disclosures. As of December 31, 2019, the deferred revenue balance is RMB3,228,770, of which RMB1,670,076 and RMB1,199,727 will be recognized as revenue over the next 12 and 24 months, respectively, with the remainder of RMB358,967 recognized thereafter.

12.	LONG-TERM DEBT

On August 29, 2018 and November 21, 2018, the Group entered into two loan agreements with a PRC bank to obtain mortgaged bank loans totaling to RMB260,000 for the purchase of Building A and Building D in Wuhan. The loans are secured by pledging Building A and Building D and are repaid in equal instalment every three months with maturity term in 8 years. The annual interest rate is 1.472% on top of base rate of one-year interest rate released by the People's Bank of China. The Group repaid RMB1,875 and RMB32,500 for the principals of loans during the years ended December 31, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Upon the completion of IPO in March 2018, Series A, Series B and Series B+ Preferred Shares outstanding then were converted into different classes of ordinary shares on a 1:1 basis. 954,274 Series A convertible redeemable preferred shares were converted into 954,274 Class A ordinary shares; 826,389 Series B convertible redeemable preferred shares were converted into 826,389 Class B ordinary shares; and 141,264 Series B+ convertible redeemable preferred shares were converted into 141,264 Class A ordinary shares. Meanwhile, 4,329,000 ordinary shares outstanding then were designated to 63,714 Class A ordinary shares and 4,265,286 Class C ordinary shares, respectively.

On August 29, 2018, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On November18, 2019, the Company’s Board of Directors approved the extension of the repurchase program to August 23, 2020. 1,127,055 ADSs and 1,297,363 ADSs (equivalent to 45,082 and 51,895 Class A ordinary shares, respectively) were repurchased for the years ended December 31, 2018 and 2019 at a total consideration of RMB34,828 and RMB30,793, respectively. The repurchased shares were presented as treasury stock on the consolidated balance sheets as of December 31, 2018 and 2019.

During the year ended December 31, 2019, 6,600 Class C ordinary shares were converted into 6,600 Class A ordinary shares.

14.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, short-term investments and long-term debt on a recurring basis as of December 31, 2018 and 2019. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of short-term investments approximate their fair values due to their short-term maturity and are within Level 2 of the fair value hierarchy. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable debts.

Measured or disclosed at fair value on a non-recurring basis

The Group measures long-term investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.	SHARE INCENTIVE PLAN

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.	SHARE INCENTIVE PLAN - continued

Scheme II - continued

A summary of option activities and changes during the year ended December 31, 2019 were presented below:

			Weighted- average		Weighted-
		Weighted-	remaining	Aggregated	average
	Number of	average	contractual	intrinsic	grant date
Share option	shares	exercise price	term(years)	value	fair value
		RMB		RMB	RMB
Outstanding, December 31, 2018	51,831	560.95	8.81	—	271.90
Forfeited	(5,200)	560.95	—	—	271.90
Outstanding, December 31, 2019	46,631	560.95	7.81	—	271.90

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

On May 17, 2018, the Company’s Board of Directors approved to award certain independent directors for their services rendered for the year ended December 31, 2018.The awards would be settled by issuing a variable number of the Company's shares valued at RMB1,100 and the share number is determined by dividing RMB1,100 by the average closing price during certain periods of time. The Group accounted for the awards to the independent directors as share-based compensation classified as liabilities which was included in accrued expenses and other current liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.	SHARE INCENTIVE PLAN - continued

Scheme II - continued

Total share-based compensation expense of share-based awards granted to employees, certain directors and management recognized for the years ended December 31, 2017, 2018 and 2019 were as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	19,244	314	317
Sales and marketing expenses	75,237	773	674
General and administrative expenses	194,282	2,764	1,979
	288,763	3,851	2,970

As of December 31, 2019, the unrecognized share-based compensation expenses related to share options were RMB7,421, which are expected to be recognized over a weighted average period of 2.2 years.

16.	LEASES

Operating leases

The Group's leases consist of operating leases for administrative office spaces and enrollment centers in different cities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. As of December 31, 2019, the Group did not have additional operating leases that have not yet commenced. As of December 31, 2019, the Group had no long-term leases that were classified as a financing lease. Short-term lease cost for the year ended December 31, 2019 was immaterial.

Total operating lease expenses for the year ended December 31, 2019 were RMB96,165, recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expenses on the consolidated statements of operations.

Year ended December 31,2019
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	85,717
Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	126,099
Weighted average remaining lease term
Operating leases	12.2 years
Weighted average discount rate
Operating leases	6.7%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2019:

RMB
2020	91,182
2021	75,342
2022	72,690
2023	72,576
2024	75,026
2025 and thereafter	587,588
Total future lease payments	974,404
Less: Imputed interest	317,922
Total lease liability balance	656,482

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	LEASES - continued

Operating leases - continued

Future minimum payments under non-cancelable operating leases related to offices and enrollment centers consisted of the following at December 31, 2018:

RMB
2019	110,796
2020	97,949
2021	90,347
2022	83,251
2023 and thereafter	698,995
1,081,338

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2017, 2018 and 2019, the total rental expenses for all operating leases amounted to RMB65,214, RMB107,331 and RMB96,165, respectively.

17.	INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

The Company’s subsidiary, Sunlands HK is located in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by Sunlands HK will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2017, 2018 and 2019.

China

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprises in China, including foreign invested enterprises.

Beijing Sunlands was qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2021 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

The income tax expenses in the consolidated statements of operations were nil, nil and 2,440 for the three years ended December 31, 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.INCOME TAXES - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Loss before income tax expenses	(913,824)	(928,660)	(392,589)
Income tax expenses computed at applicable tax rates of 25%	(228,456)	(232,165)	(98,147)
Non-deductible and super deduction expenses	(3,490)	(8,013)	(40,711)
Effect of tax holidays and preferential tax rates	130,296	64,029	22,595
Change in valuation allowance	101,650	176,149	118,703
Income tax expenses	—	—	2,440

If the tax holidays granted to Beijing Sunlands were not available, the Group’s income tax expenses would have been nil, which would have no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2019.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Accrued expenses	13,270	6,511
Advertising expenses carry-forwards	87,600	58,288
Net operating loss carry-forwards	285,018	525,305
Total deferred tax assets	385,888	590,104
Less: valuation allowance	(385,888)	(504,591)
Deferred tax assets, net	—	85,513
Deferred tax liabilities
Deferred costs	—	(87,954)
Total deferred tax liabilities	—	(87,954)

As of December 31, 2019, the Company’ subsidiaries, VIEs and VIEs’ subsidiaries registered in the PRC have total net operating loss carry forwards of RMB2,923,067, which would expire on various dates through December 31, 2020 to December 31, 2029.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.	NET LOSS PER SHARE

The number of ordinary shares used in the calculation of net loss per share for the year ended December 31, 2017 reflected the Group's 2017 Reorganization as described in Note 1.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net loss attributable to Sunlands Technology Group used in basic and diluted net loss per share:
Net loss attributable to ordinary shareholders	(918,578)	(927,022)	(394,817)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	3,945,864	6,294,870	6,830,058
Net loss per share
Basic and diluted	(232.80)	(147.27)	(57.81)

Given the Company's loss making position for the years ended December 31, 2017, 2018 and 2019, the effect of potential issuances of shares for the convertible redeemable preferred shares and share options would be anti-dilutive:

(1)

The outstanding 954,274 Series A Preferred Shares, 826,389 Series B Preferred Shares and 141,264 Series B+ Preferred Shares were not considered in the computation of diluted net loss per share for the year ended December 31, 2017;

(2)	51,831 share options were not considered in the computation of diluted net loss per share for the year ended December 31, 2018.
(3)	46,631 share options were not considered in the computation of diluted net loss per share for the year ended December 31, 2019.

19.	RELATED PARTY TRANSACTION

(1)	The table below sets forth the major related parties and their relationship with the Group.

Name of related parties	Relationship with the Group
Shangde Jiaxun	Entity controlled by the Founder and the CEO (Note 1)

(2)	The related party transactions were as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Disposal of a subsidiary to a related party	1,000	—	—

In October 2017, the Group disposed a subsidiary to Shangde Jiaxun with a total consideration of RMB1,000 and a gain of RMB178 was recorded in the Group’s consolidated statement of operations for the year ended December 31, 2017.

20.	COMMITMENTS AND CONTINGENCIES

Investment commitment

The Group was obligated to pay RMB34,837 for the long-term investments as of December 31, 2019.

Contingencies

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

For the years ended December 31, 2017, 2018 and 2019, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. The Group has one operating segment, which is the provision of online education service. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

22.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB164,775, RMB228,376 and RMB182,132, for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,189,308 as of December 31, 2019.

24.SUBSEQUENT EVENTS

Since January 2020, a strain of coronavirus, or COVID-19 has spread rapidly to many parts of China. The Self-taught Higher Education Examination, or the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees originally scheduled in April 2020, has been postponed by the Ministry of Education of the PRC as a result of the COVID-19 pandemic. In March 2020, the Group determined to adjust the service period to accommodate the rescheduled STE.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	1,086,521	1,125,048	161,603
Short-term investments	441,513	—	—
Prepaid expenses and other current assets	11,950	1,244	177
Amounts due from subsidiaries	695,194	1,093,781	157,112
Total current assets	2,235,178	2,220,073	318,892
Non-current assets
Other non-current assets	—	26,849	3,857
Total non-current assets		26,849	3,857
TOTAL ASSETS	2,235,178	2,246,922	322,749

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	6,268	6,942	997
Total current liabilities	6,268	6,942	997
Non-current liabilities
Investment in subsidiaries	2,556,801	2,970,297	426,656
Other non-current liabilities	11,228	7,834	1,125
Total non-current liabilities	2,568,029	2,978,131	427,781
TOTAL LIABILITIES	2,574,297	2,985,073	428,778

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,818,383 and 1,830,183 shares issued as of December 31, 2018 and December 31, 2019, respectively; 1,773,301 and 1,728,006 shares outstanding as of December 31, 2018 and 2019, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,265,286 and 4,258,686 shares issued and outstanding as of December 31, 2018 and December 31,2019, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,391,822	2,363,999	339,567
Accumulated other comprehensive income	118,827	142,435	20,460
Accumulated deficit	(2,849,770)	(3,244,587)	(466,056)
TOTAL SHAREHOLDERS’ DEFICIT	(339,119)	(738,151)	(106,029)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,235,178	2,246,922	322,749

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cost of revenues	(19,244)	(475)	(317)	(46)
Gross profit	(19,244)	(475)	(317)	(46)
Operating expenses
Sales and marketing expenses	(75,237)	(820)	(674)	(97)
General and administrative expenses	(194,878)	(15,335)	(22,850)	(3,282)
Total operating expenses	(270,115)	(16,155)	(23,524)	(3,379)
Loss from operations	(289,359)	(16,630)	(23,841)	(3,425)
Interest income	1,592	33,525	38,331	5,505
(Loss)/profit before income tax expenses	(287,767)	16,895	14,490	2,080
Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(630,947)	(943,781)	(409,307)	(58,793)
Net loss	(918,714)	(926,886)	(394,817)	(56,713)

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net loss	(918,714)	(926,886)	(394,817)	(56,713)
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(8,759)	127,586	23,608	3,391
Total comprehensive loss	(927,473)	(799,300)	(371,209)	(53,322)

.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(918,714)	(926,886)	(394,817)	(56,713)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	288,763	3,851	2,970	427
Loss from investment in subsidiaries	813,313	1,032,235	413,496	59,395
Amounts due to subsidiaries	(751,735)	(185,537)	(398,587)	(57,253)
Prepaid expenses and other current assets	—	(19,276)	18,032	2,594
Other non-current liabilities	—	11,228	(3,394)	(488)
Accrued expenses and other current liabilities	75	4,231	1,531	220
Net cash used in operating activities	(568,298)	(80,154)	(360,769)	(51,818)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	—	(814,539)	—	—
Proceeds from maturity of short-term investments	—	396,852	436,228	62,660
Loan to employees	—	—	(26,849)	(3,857)
Net cash (used in)/ generated from investing activities	—	(417,687)	409,379	58,803
CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due from related parties	—	245,654	—	—
Payment for share repurchase	—	(33,971)	(31,650)	(4,546)
Proceeds from initial public offering, Net of issuance cost of 80,128	—	1,109,517	—	—
Capital contribution from series B and B+ convertible redeemable preferred shareholders	732,709	—	—	—
Net cash generated from/ (used in) financing activities	732,709	1,321,200	(31,650)	(4,546)
Effect of exchange rate charges	(8,759)	107,510	21,567	3,095
Net increase in cash and cash equivalents	155,652	930,869	38,527	5,534
Cash and cash equivalents at beginning of the year	—	155,652	1,086,521	156,069
Cash and cash equivalents at end of the year	155,652	1,086,521	1,125,048	161,603

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

3.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Group's subsidiaries to their parent company in 2017, 2018 and 2019.