Form 20-F
period 2020-12-31
Sunlands Technology Group
filed 2021-04-16
CIK 1723935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

Lv Lu, Chief Financial Officer
Building 4-6, Chaolai Science Park,
 No. 36 Chuangyuan Road, Chaoyang District,

Beijing, 100012, the People’s Republic of China

+86-10-52413738
E-mail: lvlu@sunlands.com
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

6,729,197 ordinary shares, comprised of (i) 1,792,560 Class A ordinary shares, par value $0.00005 per share; (ii) 826,389 Class B ordinary shares, par value $0.00005 per share and (iii) 4,110,248 Class C ordinary shares, par value $0.00005 per share, as of December 31, 2020.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
•

“student loan coverage ratio” is calculated by dividing the amount of tuitions financed by student loans by gross billings. For the purposes of calculating student loan coverage ratios for a particular period, (i) the amount of tuitions financed by student loans is the total value of orders financed by student loans less (a) the amount of loan refunds made during that period; and (b) the interest payments that we made to the credit providers on the loans during that period; and (ii) the value of an order financed by student loans included the amount of down payments made by a student; in 2020, the down payments made by students accounted for approximately 9% of the total value of orders financed by student loans;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
•

“we,” “us,” “our company,” and “our,” refer to Sunlands Technology Group, previously known as Sunlands Online Education Group, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs, and VIEs’ subsidiaries; and

•

“variable interest entities” or “VIEs” refers to Beijing Shangde Online Education Technology Co., Ltd., or Beijing Sunlands, Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, Guangzhou Wudawei Education Technology Co., Ltd., or Guangzhou Wudawei, Guangzhou Tianyong Online Education Technology Co., Ltd., or Guangzhou Tianyong, Wuhan Hadeliang Online Education Technology Co., Ltd., or Wuhan Hadeliang, Tianjin Shangde Online Education Technology Co., Ltd., or Tianjin Shangde, Wuhan Fangtang Education Technology Co., Ltd., or Wuhan Fangtang, Beijing Zhiziyuanshui Education Technology Co., Ltd., or Beijing Zhiziyuanshui, and Beijing Feibian Education Technology Co., Ltd., or Beijing Feibian. See “Item 4. Information on the Company—4.A. History and Development of the Company.”

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

Not applicable.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business

•	If we fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.
•	If we fail to manage our business growth effectively, the success of our business model will be compromised.
•	We have a history of net losses and we may not achieve profitability in the future.
•	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.
•

We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers and employees and the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

•

We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.

•	We face regulatory risks and uncertainties associated with our teachers’ lack of teaching licenses.
•	We face regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs.
•

Our failure to obtain and maintain other approvals, licenses, permits or filings applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.

•	We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.

Risks Related to Our Corporate Structure

•

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

•	Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
•

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

•	The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
•	Uncertainties with respect to the PRC legal system could adversely affect us.
•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

•

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to the ADSs

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
•

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.
•	Techniques employed by short sellers may drive down the market price of the ADSs.
•

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

Our net revenues were RMB1,974.0 million, RMB2,193.9 million and RMB2,203.8million (US$337.7 million), respectively, in 2018, 2019 and 2020. During the same periods, our gross billings were RMB3,214.4 million, RMB2,358.5 million and RMB2,350.4 million (US$360.2 million), respectively, and our new student enrollments were 526,014, 363,013and 434,240, respectively. Our new student enrollments increased in 2020, primarily due to the increase in professional skills and general interest courses catering to growing demands for diverse personal education. We are seeking to offer a broader range of courses, foster a more social and entertaining learning experience, and use cutting-edge technologies, particularly artificial intelligence, to improve students’ learning experience and outcomes. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that they will achieve the anticipated results or that our gross billings and new student enrollments will not decline in the future due to the risks and uncertainties discussed in this “Item 3.D. Risk Factors.” If we are not able to achieve growth in our gross billings and new student enrollments effectively, or at all, our business and prospects may be materially and adversely affected.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB927.0 million, RMB395.2 million and RMB431.0 million (US$66.1 million) in 2018, 2019 and 2020, respectively. We cannot assure you, however, that our net loss will be narrowed or that we will be able to generate net profits in the future.

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

We rely on our sales and marketing efforts to increase student enrollments. Our sales and marketing expenses primarily include expenses incurred in relation to sales and marketing personnel and marketing spending. We incurred approximately RMB2,152.8 million, RMB1,792.3 million and RMB2,123.6 million (US$325.5 million), respectively, in sales and marketing expenses in 2018, 2019 and 2020.

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

Wuhan Shangde Online Education Technology Co., Ltd., or Wuhan Shangde, our wholly owned subsidiary, and Beijing Sunlands and a number of other VIEs, through which we operate our online education business, currently do not hold a private school operating permit, and we may be subject to risks of administrative sanctions due to our lack of such permit.

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

We may also be subject to regulatory requirements that are more stringent than the ones currently applicable to us, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require us to obtain and maintain additional licenses and permits, and we may incur substantial expenses or alter or change our business to comply with these requirements. For example, on November 28, 2019, Beijing Administration for Market Regulation published the draft of Administrative Measures on Supervision and Service of the Prepaid Consumption of Beijing and the draft of Administrative Rules on Prepaid Consumption of the Academic After-school Training Institutions of Beijing for public comment. According to such measures and rules, (i) if a consumer requests a refund before the courses start, the training institution shall offer a full refund within 15 business days upon the refund requirement, (ii) if a consumer requests a refund before the completion of half of the courses, the corresponding fee may be deducted by the training institution according to the proportion of the completed courses, and the remaining part shall be refunded in a lump sum within 15 business days, (iii) if a consumer requests a refund after the completion of half of the courses, the training institution may not refund any tuition fee, and (iv) any refund for installment credit consumption shall comply with applicable regulations. In addition, pursuant to the Interim Measures of Wuhan for the Administration of Private Training Institutions promulgated by Wuhan Municipal Government effective on March 15, 2018, private training institutions shall abide by the following provisions with respect of refund fees: (i) if a student requires a refund before the beginning of the course, the institution shall refund all the fees paid to it with deduction of the educational service fees and other fees actually incurred; (ii) if a student requires a refund after the beginning of the course, the institution shall refund the remaining part of the fees after deducting the corresponding proportion of the tuition fees, the fees for collection and management and the relevant taxes and fees in accordance with the proportion of the class hours completed; (iii) where an institution fails to fulfill the commitments with the student, and the student requires a refund, the institution shall refund all the fees paid by the student; and (iv) the institution shall complete the examination and verification within three working days upon the receipt of the refund requirement and shall refund to the student within 30 days. It is uncertain as to whether and how such measures and rules would be applicable to us, and whether any future laws and regulations with respect to the tuition refund requirements for online education service providers like us will be introduced. We have been exposed to refund dispute between us and our students in the past. We cannot assure you that if we are subject to more stringent refund regulatory requirements, we can adjust our refund policy to comply with these requirements on a timely manner, which may cause us more refund disputes with our students and may have a material and adverse effect on our business, operating results and financial condition.

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

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. In addition, on November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that filings of existing educational mobile apps shall be completed before January 30, 2020. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations on Online and Distance Education.” Our educational mobile apps Shangde Jigou and Shangde Zikao have been filed with competent regulatory authority as required under the Opinions on Educational Apps. However, as the Opinions on Educational Apps are relatively new and evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain such filing in relation with any of our new apps and comply with other regulatory requirements under the Opinions on Educational Apps in a timely manner, or at all. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions.

In addition to the existing regulatory regime, it is uncertain whether and how the PRC government would promulgate additional laws and regulations regarding the online education industry, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner, or at all. Our failure to fully comply with these existing and future laws and regulations may materially and adversely affect our business, financial condition and results of operations.

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

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the Ministry of Industry and Information Technology, or MIIT, jointly promulgated the Administrative Provisions on Internet Audio Visual Program Services, or the Audio Visual Program Provisions, which became effective on January 31, 2008 and were amended on August 28, 2015. Among other things, the Audio Visual Program Provisions stipulate that no entities or individuals may provide Internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or completing the relevant filing with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio Visual Programs. On April 1, 2010, SAPPRFT promulgated the Provisional Implementations of Tentative Categories of Internet Audio Visual Program Services, or the Categories, which clarified the scope of Internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. Sub-category No. 3 to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. Sub-category No. 5 of the first category and sub-category No. 7 of the second category cover the live broadcasting of important political, martial, economic, social, cultural, sports activities or events or general social or community cultural activities, sports games and other organized activities. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio Visual Program Provisions, in particular, the scope of “internet audio-visual programs.” See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Online Transmission of Audio-Visual Programs.”

We deliver our courses in live streaming format. Our teachers and students communicate and interact live with each other via our virtual learning community. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to our offering of the courses. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our students as supplementary course materials. If the government authorities determine that our offering of the courses fall within the relevant category of Internet audio-visual program services under the Categories, we may be required to obtain the License for Online Transmission of Audio Visual Programs.

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

One of our subsidiaries, Wuhan Shangde, has registered “online educational training” in its authorized scope of business. However, our VIEs, and certain of their operating subsidiaries currently do not include “occupational training” and “educational facilitation services” in their authorized scope of business. Based on our consultation with the competent government authorities in Beijing, such government authorities currently may not accept applications for inclusion of “occupational training,” “educational facilitation services” or similar items in the scope of business of companies that do not hold a private school operating permit. For additional information about the private school operating permit, see “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.” Even if our application were to be accepted, there is no assurance that it will be approved by the government authorities in a timely fashion, or at all. If it comes to the attention of the government authorities that our VIEs and their operating subsidiaries are operating beyond their respective authorized scope of business, we may be subject to fines, confiscation of the gains derived from the noncompliant operations, or may be required to cease our VIEs’ noncompliant operations. In addition, we deliver courses in live streaming format on our proprietary live streaming platform which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Internet Live Streaming Services.”

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

We believe that, even with the proliferation of internet and mobile devices in China, some of our target students may still be inclined to choose traditional face-to-face lessons offered by offline learning providers over online courses as they find the former more intimate and reliable. We cannot assure you that our live streaming course delivery format will continue to be attractive to our students in the future. If our live streaming course delivery model becomes less appealing to our students, our business and prospects may be affected. In addition, there is no assurance that our live streaming capacity will be able to support a growing number of students accessing our courses online without any service interruptions. Furthermore, we cannot assure that we will be able to address PRC regulatory and legislative developments relating to online streaming business. See “—We face regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs” and “—Our failure to obtain and maintain other approvals, licenses, permits or filings applicable to our business could have a material adverse impact on our business, financial conditions and results of operations.”

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

In 2015, we launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 18 months. Under the cooperation agreement between us and each credit provider, we are obligated to pay the full amount of interest payable under a loan, as financial service fees, to the credit provider. We do not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2018, 2019 and 2020, our student loan coverage ratio was 78.3%, 70.4% and 54.9%, respectively. For the same periods, we made interest payments of RMB159.9 million, RMB118.0 million and RMB83.3 million (US$12.8 million), respectively, to the credit providers.

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

Our course offerings are concentrated to our Self-taught Higher Education Examination, or the STE course offerings, namely post-secondary courses designed for students pursuing associate diplomas or bachelor’s degrees by taking the STE exams. STE course offerings represent a significant portion of our net revenues, gross billings and new student enrollments. Our STE course offerings accounted for approximately 85.8%, 80.5% and 66.8%, respectively, of our net revenues and approximately 88.3%, 75.1% and 53.1%, respectively, of our gross billings in 2018, 2019 and 2020. During the same periods, our STE course offerings accounted for approximately 80.1%, 75.4% and 46.2%, respectively, of our new student enrollments.

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

We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection, storage and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on data protection and conducted several rounds of relevant inspections recently. We have been taking and will continue to take reasonable measures to comply with such announcement, provisions and inspection requirements. However, as these announcements and provisions are relatively new, and the related implementation rules have yet been promulgated, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner.

Any failure, or perceived failure by us to maintain the security of our students’ data and other confidential information or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Furthermore, the PRC regulatory and enforcement regime with regard to privacy, data security and personal information protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We cannot assure you that relevant regulators will not interpret or implement these laws or regulations in ways that negatively affect us. It is possible that we may become subject to additional or new laws and regulations, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention and focus from regulators, and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

In 2018, 2019 and 2020, we had made RMB 276.4 million, RMB345.9 million and RMB335.5 million (US$51.4 million) of refund payments, respectively, most of which were made pursuant to our tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Business—Our Tuition and Fees.” The number of refund requests and the amount of refunds could be affected by a number of factors. These factors include, without limitation to, student dissatisfaction with our teaching quality and our course and educational content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online education in general, the terms and scope of our refund policy, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like us. See “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry, including the Law for Promoting Private Education and its Implementing Rules.” As part of our efforts to enhance user experience, from June 2019, we amended certain terms of our refund policy to facilitate a more flexible and smoother refund process. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our students, which may significantly harm our brand name and divert our attention from operating our business.

We cannot assure you that we will not be subject to liability claims or legal or regulatory liability for any inappropriate or illegal content, which could subject us to liabilities and cause damages to our reputation.

Although we implement various monitoring procedures to identify and remove inappropriate or illegal content, we cannot assure you that there will be no inappropriate or illegal content included in our content offerings including content generated and uploaded to our online platforms by our users. For example, we have been historically penalized for inaccurate advertising. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of the content offerings violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our content offerings could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and we may be unable to timely complete our evaluation testing and any required remediation.

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

We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Under the 2017 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2017 Plan decides. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 829,349 shares. As of the date of this annual report, options to purchase a total of 35,433 ordinary shares were outstanding under the 2017 Plan. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We will have to defend against the class actions described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit. We cannot guarantee that we will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

In addition, accidents, disasters and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, the outbreak of coronavirus, or COVID-19, had caused temporary interruptions to the learning activities of our students and operations of our business partners and negatively affected certain aspects of our business operations in 2020. For example, the Self-taught Higher Education Examination, or the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, was postponed by the Ministry of Education of the PRC as a result of the COVID-19 pandemic, resulting in fluctuations in enrollments for our STE courses which have historically represented a significant portion of our net revenues, gross billings and new student enrollments of our online course offerings. We have taken precautionary measures intended to minimize the risks of COVID-19 to our students, employees, teachers, mentors and business partners, including temporarily requiring our employees to work remotely or canceling or postponing sponsored offline events and activities, which could compromise our efficiency and productivity during such periods, require us to incur additional costs, slow down our branding and marketing efforts, and result in fluctuations in our results of operations. While the foregoing restrictions and measures have been eased and our business operations have been recovered, our results of operations may be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. Additionally, as COVID-19 continues to evolve into a worldwide health crisis that could adversely affect the economies and financial markets of countries other than China, it may potentially result in an economic downturn that could affect demand for our users, business partners and services and therefore materially adversely affect our business, financial condition and results of operations. Furthermore, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Item 3. Key Information—3.D. Risk Factors,” such as those relating to our ability to improve or expand our product and service offerings, and to retain existing or attract new advertising customers, among other things.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on June 23, 2020 and effective on July 23, 2020, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. Specifically, any foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our consolidated variable interest entities, or our VIEs, and their respective subsidiaries. Our wholly owned subsidiaries in China have entered into a series of contractual arrangements with our VIEs, their respective shareholders and their respective subsidiaries, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate its financial results as our VIEs under U.S. GAAP. See “Item 4. Information of the Company—4.C. Organizational Structure” for further details.

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs, their respective shareholders and their respective subsidiaries to operate our online education services business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their respective subsidiaries constituted substantially all of our net revenues in 2018 and 2019, and approximately 50% in 2020.

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

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License and the License for the Production and Operation of Radio and Television Program. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event our VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIEs undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Mr. Peng Ou, our founder and the chairman of our Board of Directors, owns approximately 56.1% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 21.2% of our voting power as of the date of this annual report. In addition, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares which constitute approximately 84.3% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. In addition, up to 429,169 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. See “—Risks Related to the ADSs—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

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

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant governmental authorities before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. The Measures for the Security Review of Foreign Investments promulgated by the National Development and Reform Commission and MOFCOM which became effective from January 2021 further requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. SAFE Notice 13 further provides that annual inspection of inbound foreign direct investments and outbound overseas direct investments is canceled. Instead, relevant entities or individuals, as the case may be, shall register data and information with respect to their inbound foreign direct investments and outbound overseas direct investment interests with SAFE.

We have requested our shareholders that we are aware of being subject to SAFE regulations to make all necessary registrations, filings and amendments with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required registrations, filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirement of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded "over-the-counter" earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, prohibits, without the approval of the securities regulatory authority in China, (i) foreign securities regulators from engaging in any inspection activities within China and (ii) anyone from providing any documents or materials relating to capital markets activities to foreign parties. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Mr. Peng Ou, our founder and chairman of our Board of Directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constitute approximately 60.8% of our total issued and outstanding share capital and 84.3% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. In addition, up to 429,169 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, beneficially owns all of our issued and outstanding Class B ordinary shares, which constitutes approximately 12.3% of our total issued and outstanding share capital and 11.9% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report.

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

Our tripple-class voting structure may render the ADSs representing our class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our tripple-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our tripple-class voting structure may prevent the inclusion of the ADSs representing our class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our tripple-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the 2020 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY
4.A.	History and Development of the Company

We commenced our education service business in August 2003. We remained an offline, classroom-based education service provider until we transitioned to an exclusively online education model in 2014.

In December 2013, we entered into a series of contractual arrangements, which we refer to original VIE arrangements in this annual report, with Beijing Shangde Jiaxun Education Technology Co., Ltd., or Sunlands Jiaxun, and its shareholders. The original VIE arrangements enabled us to exercise effective control over Sunlands Jiaxun and its operating subsidiaries in the PRC, including the predecessor of Beijing Shangde Online Education Technology Co., Ltd., or Beijing Sunlands, a limited liability company through which we currently conduct our business in the PRC. During 2015 and 2016, as part of our plan to obtain equity financing in the PRC, we terminated the original VIE arrangements through a series of transactions.

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

In August 2017, Sunlands HK established Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, our wholly owned subsidiary in the PRC. In the same month, Wuhan Zhibo entered into a series of contractual agreements with Beijing Sunlands and its shareholders. These contractual arrangements enable us to have effective control over, and receive the economic benefits of, Beijing Sunlands. Accordingly, we are considered the primary beneficiary of Beijing Sunlands and are able to consolidate Beijing Sunlands and its operating subsidiaries in the PRC.

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

In May 2018, our wholly-owned subsidiary, Tianjin Studyvip Education Co., Limited, or Tianjin Sunlands, entered into a series of contractual arrangements with Tianjin Shangde Online Education Technology Co., Ltd, or Tianjin Shangde, as well as the shareholders of Tianjin Shangde and, where applicable, operating subsidiaries of Tianjin Shangde, through which we obtained effective control over, and became the primary beneficiary of, Tianjin Shangde.

In August 2018, Sunlands Online Education Group was renamed as Sunlands Technology Group.

From September 2019 to September 2020, Wuhan Zhibo, our wholly-owned subsidiary, entered into a series of contractual arrangements, including Exclusive Technical Consultation and Service Agreements, Business Operation Agreements, Equity Interest Pledge Agreements, Option Agreements, and Powers of Attorney with, Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, Guangzhou Wudawei Education Technology Co., Ltd., or Guangzhou Wudawei, Guangzhou Tianyong Online Education Technology Co., Ltd., or Guangzhou Tianyong, and Wuhan Hadeliang Online Education Technology Co., Ltd., or Wuhan Hadeliang, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we obtained effective control over, and became the primary beneficiary of, these companies.

In December 2020, as part of our efforts to streamline our corporate structure, (i) each of Tianjin Sunlands, Tianjin Shangde and Tianjin Shangde’s shareholders executed termination agreements to terminate each of the Tianjin Contractual Arrangements, as a result of which Tianjin Sunlands will no longer have effective control over, and receive the economic benefits of, Tianjin Shangde; and (ii) Wuhan Zhibo entered into a series of contractual arrangements, including Exclusive Technical Consultation and Service Agreement, Business Operation Agreement, Equity Interest Pledge Agreement, Option Agreement, and Powers of Attorney with Tianjin Shangde, as well as its shareholders and, where applicable, its operating subsidiaries, through which we obtained effective control over, and became the primary beneficiary of, Tianjin Shangde.

From December 2020 to Febuarary 2021, Tianjin Sunlands, our wholly-owned subsidiary, entered into a series of contractual arrangements, including Exclusive Technical Consultation and Service Agreements, Business Operation Agreements, Equity Interest Pledge Agreements, Option Agreements, and Powers of Attorney with Wuhan Fangtang Education Technology Co., Ltd., or Wuhan Fangtang, Beijing Zhiziyuanshui Education Technology Co., Ltd., or Beijing Zhiziyuanshui, and Beijing Feibian Education Technology Co., Ltd., or Beijing Feibian, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we obtained effective control over, and became the primary beneficiary of, these companies.

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

We have been successful in addressing the unmet demand of a large, growing market and served approximately 2,106,000 students across China since we transitioned to an online education model in 2014. The number of our students was 1,039,733 and 1,130,650, respectively, in 2019 and 2020. For the same periods, our new student enrollments were 363,013 and 434,240, respectively.

Our Solutions

We offer post-secondary and professional education through extensive courses and educational content offerings. As of December 31, 2020, we offered Self-taught Higher Education Examination, or STE, programs covering 19 majors, master's degree-oriented and other degree-or diploma-oriented post-secondary programs, and professional certification and skills programs.

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

We have strived to improve the breadth and depth of our offerings while enhancing our teaching quality and operating efficiency which is demonstrated in recognition and awards we have received and student results. In 2020, our students’ average pass rate for STE exam was 60.2%, while according to a report prepared by iResearch and commissioned by us, the average pass rates for STE exam achieved by self-taught students and students enrolled in private schools between 2012 and 2016 were 43.4% and 35.6%, respectively.

Our net revenues were RMB1,974.0 million, RMB2,193.9 million and RMB2,203.8 million (US$337.7 million) respectively, our gross billings were RMB3,214.4 million, RMB2,358.5 million and RMB2,350.4 million (US$360.2 million) respectively, and our net losses were RMB927.0 million, RMB395.2 million and RMB431.0 million (US$66.1 million), respectively, in 2018, 2019 and 2020. Our deferred revenue was RMB3,286.0 million, RMB3,228.8 million and RMB3,024.4 million (US$463.5 million), respectively, as of December 31, 2018, 2019 and 2020.

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

Currently, our course offerings mainly cover two main components, namely (i) degree-or diploma-oriented post-secondary courses, and (ii) professional certification preparation and professional skills courses. The following table sets forth our net revenues, gross billings and new student enrollments attributable to each type of course offering. For a reconciliation of our gross billings and net revenues, see “—Non-GAAP Financial Measures.”

	For the Year Ended December 31,
	2018	2019	2020
Net revenues (RMB in thousands)
Degree-or diploma-oriented post-secondary courses	1,806,382	2,015,615	1,904,477
STE courses	1,692,803	1,766,943	1,471,745
Other degree-or diploma-oriented post-secondary courses	113,579	248,672	432,732
Professional certification preparation and professional skills courses	160,672	154,880	268,051
Others(1)	6,931	23,407	31,263
Total	1,973,985	2,193,902	2,203,791
Gross billings (RMB in thousands)
Degree-or diploma-oriented post-secondary courses	3,016,463	2,195,310	1,881,992
STE courses	2,839,108	1,771,971	1,249,137
Other degree-or diploma-oriented post-secondary courses	177,355	423,339	632,855
Professional certification preparation and professional skills courses	197,937	163,181	468,412
Total	3,214,400	2,358,491	2,350,404
New student enrollments
Degree-or diploma-oriented post-secondary courses	439,070	306,459	245,419
STE courses	421,191	273,740	200,562
Other degree-or diploma-oriented post-secondary courses	17,879	32,719	44,857
Professional certification preparation and professional skills courses	86,944	56,554	188,821
Total	526,014	363,013	434,240

Note: (1)	Include commissions received for providing referral services to third-party education institutions.

Degree-or diploma-oriented post-secondary courses

Our degree-or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees. As of December 31, 2020, our STE courses covered 19 majors, including Chinese language and literature, law, pre-school education, marketing, English, human resource management, business administration, business management, modern corporate governance, financial management, advertising, accounting, engineering management, administrative management, computer information management, finance, convention management, chain operation management and, visual communication and design. Our degree-or diploma-oriented post-secondary course offerings also include preparation courses for the entrance examinations of Master of Business Administration in China, or MBA programs offered by select universities in United States, Australia, Spain, Republic of Belarus, and Malaysia.

STE courses have historically accounted for the largest proportion of our net revenues, gross billings and new student enrollments. In 2018, 2019 and 2020, STE courses represented approximately 85.8%, 80.5% and 66.8%, respectively, of our net revenues, and approximately 88.3%, 75.1% and 53.1%, respectively, of our gross billings. In addition, STE courses represented approximately 80.1%, 75.4% and 46.2%, respectively, of our new student enrollments for the years ended December 31, 2018, 2019 and 2020. See also “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We face risks associated with our reliance on our STE course offerings, including risks resulting from changes in government policies or requirements relating to STE exams.”

In 2020, we expanded our course portfolio and built partnerships with more overseas universities to offer joint programs for Master’s degree-oriented courses. During the year, we sought to provide diversified online courses to meet Chinese students’ growing demands for quality overseas higher education from Europe and the United States, especially as the COVID-19 pandemic restricted travel. For example, we established partnership with Belarusian State University during the third quarter to offer online courses focused on MBA degrees. We plan to maintain efforts to explore such alliances as we continue to diversify our curriculum mix.

Professional certification preparation and professional skills courses

Our professional certification preparation course offerings cover various industries and professions, including accounting, human resources, teaching and finance. Our professional skills courses are designed to give our students the skills, knowledge and abilities that are commonly required or otherwise helpful for a broad range of professions. Also, our further development of more professional skills-related certification programs and general interest courses yielded very encouraging results in 2020. As of December 31, 2020, our certification programs included a variety of preparation courses for professionals ranging from teachers, accountants and tour guides, as well as certifications for human resources professionals and public accountants. In addition, we also developed more general interest courses as we saw a surging trend in adults undertaking interest courses online, such as wealth management courses, voice acting courses, Mandarin courses and animation design courses. Our course portfolio’s solid foundation has enabled us to successfully grasp market opportunities and effectively scale up our offerings as we remain fully committed to giving our users as many options as possible.

In 2018, 2019 and 2020, our professional certification preparation and professional skills courses represented approximately 8.1%, 7.1% and 12.2%, respectively, of our net revenues, and approximately 6.2%, 6.9% and 19.9%, respectively, of our gross billings. In addition, our professional certification courses represented approximately 16.5%, 15.6% and 43.5%, respectively, of our new student enrollments in 2018, 2019 and 2020.

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

We believe our live streaming format and our highly interactive learning experience makes our services highly attractive to students. Our new student enrollments have increased since we transitioned to the live streaming format in 2014. In 2018, 2019 and 2020, our new student enrollments were 526,014, 363,013 and 434,240, respectively.

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

Our Students

We have a large student base, primarily as a result of our well-established brand and effective sales and marketing efforts. In 2018, 2019 and 2020, we had 1,025,959, 1,039,733 and 1,130,650 students, respectively, and our new student enrollments were 526,014, 363,013 and 434,240, respectively.

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

Our Faculty

We maintain a large full-time faculty dedicated to helping our students succeed. As of December 31, 2020, our faculty primarily consisted of 171 teachers and 640 mentors based in Beijing, Guangzhou and Wuhan, China.

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

For the years ended December 31, 2018, 2019 and 2020, our marketing effectiveness ratio, measured by dividing marketing spending by gross billings, was 29.1%, 40.2% and 46.9%, respectively.

We have built a large, well-trained professional sales and marketing team. As of December 31, 2020, we had a total of approximately 5,700 sales and marketing personnel. We maintain sales and marketing personnel in major regional markets, such as Beijing, Wuhan, Shenzhen and Guangzhou. Our sales and marketing force adopt sales and marketing strategies customized based on the needs and profile of prospective students in different markets. We divide our sales and marketing personnel into different teams, each dedicated to executing our marketing strategies in a particular course offering or demographics.

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

Branding

In addition to online advertising focused on mobile applications with high traffic volume, we engage in offline branding activities to a much lesser extent to supplement our overall sales and marketing strategies. Our offline branding activities primarily include public displays at major subway stations in Beijing, as well as establishment of 78 enrollment centers strategically located in our regional markets as of December 31, 2020. We believe that these cities represent the largest student base in China, and the primary goal of these advertisements is to enhance our presence in the local markets.

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

Enrollment process

We use multi-layer lead-nurturing strategies to acquire new student enrollments in a cost-effective manner. Each of the leads generated are initially directed to our live chat support team who is responsible for answering prospective students’ enquires, encouraging them to register with our platforms, and collecting necessary information. Once a prospective student indicates an interest in purchasing our courses, we match such student with the most suitable sales professional based on our data analytics and tools. Such sales professional will follow up with the prospective student. In addition, we launch advertisements on varioius platforms, where we are able to obtain the contact information of our prospective students if they indicate interest in our courses. We then invite prospective students to join our online learning group and provide them with access to our trial courses. A prospective student that has signed up for our courses will be directed to our local enrollment centers to complete course purchase and registration with the assistance of our enrollment consultants. Our enrollment consultants are also responsible for providing counseling services to enrolling students and guiding them through the payment process. Our students can also choose to complete the purchase and enrollment process entirely online.

IT Infrastructure and Capabilities

We devote significant resources to maintaining a reliable, scalable and secure IT infrastructure. We have built our integrated IT infrastructure primarily based on tools, technologies and platforms that we have developed in-house and, to a lesser extent, third-party software and applications that we have licensed or purchased.

We maintain a dedicated IT development and support team. As of December 31, 2020, we had 324 technology development personnel.

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
•

Installment payment plan. We offer an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to us by such credit provider. We also partner with credit intermediaries, who connect our students with credit providers. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from three to 18 months. Under the cooperation agreement between us and each credit provider, we are responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. We generally do not guarantee the payment of the loan principal by the students. See “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We may face risks associated with the installment tuition payment plan we offer to our students.” In 2018, 2019 and 2020, our student loan coverage ratios were 78.3% and 70.4% and 54.9%, respectively. During the same periods, we made interest payments of RMB159.9 million, RMB118.0 million and RMB83.3 million (US$12.8 million), respectively, to the credit providers.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We own copyrights to the educational content we developed in-house. We enter into standard employment agreements with our teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment with us is our intellectual property. As of the date of this annual report, we have registered 44 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 100 software copyrights with the PRC State Copyright Bureau, and registered 273 domain names.

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

We believe we compete favorably on the basis of these factors. Our ability to remain competitive will depend, to a great extent, upon our ability to consistently deliver high-quality course offerings and acquire, support and retain students. Some of our present and future competitors may have longer operating histories, larger teams of teaching faculty and supporting staff and greater financial, technical, marketing and other resources. For a discussion of risks relating to competition, see “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We face intense competition in our industry, which could divert student to our competitors, lead to pricing pressure and loss of market share, and significantly reduce our gross billings and net revenues.”

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Regulation

Regulations Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or MOFCOM and the National Development and Reform Commission, or NDRC, effective on July 23, 2020, foreign investors shall not engage in the prohibited activities listed in the Negative List. Pursuant to the latest Negative List, the provision of value-added telecommunications services falls in the category of restricted activities and, with a few exceptions, the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

The PRC Foreign Investment Law

On March 15, 2019, the Standing Committee of the National People’s Congress published the Foreign Investment Law, or the FIL, which became effective on January 1, 2020. The FIL is expected to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the FIL may keep their corporate forms within five years. Pursuant to the FIL, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

According to the Catalog of Classification of Telecommunication Businesses, or the 2016 MIIT Catalog, which published by MIIT on December 28, 2015 and took effect on March 1, 2016 and were amended on June 6, 2019, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, are classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating our online platform to provide information and services to our students is classified as commercial ICP services.

In addition to the Telecommunications Regulations and the other regulations set forth above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security. We currently, through Beijing Sunlands, our PRC consolidated VIE, and its wholly owned subsidiary, Beijing Shangren Chongye Education Technology Co., Ltd., or Shangren Chongye, respectively, hold an ICP License. The ICP License of Beijing Sunlands is valid until July 2, 2024 and the ICP License of Shangren Chongye, is valid until April 2, 2025.

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

To comply with the above-mentioned foreign ownership restrictions, we operate our online platform in China through Beijing Sunlands and its wholly owned subsidiary, Shangren Chongye, all of the shareholders of Beijing Sunlands are PRC domestically funded entities, and Beijing Sunlands is controlled by Wuhan Zhibo, our PRC subsidiary, through a series of contractual arrangements. Beijing Sunlands and Shangren Chongye are the holders of the domain names, trademarks and facilities necessary for daily operations of our online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, the contractual arrangements among Wuhan Zhibo, Beijing Sunlands and its shareholders and subsidiaries are valid, binding and enforceable under current PRC law. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council

Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools’ annual inspection.

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

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai. In November 2018, Beijing Municipal Education Commission and Beijing Municipal Human Resources and Social Security Bureau jointly promulgated the Standards of Private Education and Training Institutions in Beijing (Provisional). Pursuant to these measures, any management measures and regulations applied to the institutions that provides training services only through the Internet will be further promulgated separately. These management measures and regulations have not yet been introduced as of the date of this annual report.

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education before the end of 2019. The Opinions on Educational Apps also requires, among others, that before filing, the Educational App’s provider obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity. On November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that filings of existing Educational Apps shall be completed before January 31, 2020.

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

On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of internet culture business operating license, and further clarifies that educational live streaming activities are not deemed as online performances.

Regulations Relating to Online Publishing

On June 27, 2002, the General Administration of Press and Publication (predecessor of the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT) and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in Internet publishing to obtain an Internet Publishing License for engaging in Internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “Internet publishing” is broad and refers to the act by ICP services providers to select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. The “works” as defined under the Internet Publishing Measures include (i) contents from books, newspapers, periodicals, audio-visual products, electronic publications that have already been formally published or works that have been made public in other media, and (ii) all other edited or processed works of literatures, art, natural science, social science, engineering technology, etc.

On February 4, 2016, the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect as of March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an Internet Publishing License shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our website, such as video-audio clips and course materials, may be deemed as online publications.

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

Regulations Relating to Publication Distribution

Under the Administrative Measures for the Publication Market, or Publication Market Measures, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business.

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

On March 17, 2010, SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

Regulations Relating to Internet Live Streaming Services

On November 4, 2016, the CAC issued Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” refers to the activities of continuously releasing real-time information to the public based on the Internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” refers to the operators that provide Internet live-streaming platform service. In addition, the internet live-streaming service providers shall take various measures during operation of its services, such as examining and verifying the authenticity of the identification information and file such information for records.

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

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the Ministry of Public Security and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

According to the Civil Code of China, which became effective on January 1, 2021, a natural person has the right of privacy and the personal information of a natural person will be protected in accordance with law. Information processors may not divulge or tamper with the personal information collected or stored by them and may not illegally provide any natural person’s personal information to others without the consent of such natural person. As an ICP services provider, we are subject to these laws and regulations relating to protection of Internet information and privacy.

Provisions on Talent Market Administration

Provisions on Talent Market Administration promulgated by Ministry of Human Resources and Social Security on April 30, 2015 and last amended on December 31, 2019, provides that “job agencies”, which means the organizations specializing in the provision of intermediary services or other related services for the employers and job seekers, either as their core business or as a sideline, shall obtain the approval and the Job Agency Service License from the personnel administration department of the local government before it engages in the business of providing intermediary job services; the Internet information service providers engaged in Internet-based intermediary job services, either as their core business or as a sideline, must apply for the License. Whoever violates Provisions on Talent Market Administration and establishes a job agency or engages in job intermediary services without approval from the labor administrative department of the relevant government shall be ordered to stop the business by the labor administrative department of the relevant government at or above the county level, and be currently given a fine of up to RMB10,000; where there are illegal gains, the perpetrator may be imposed a fine of up to three times the value of the illegal gains, subject to a maximum of RMB30,000.

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

Patents

The Standing Committee of National People’s Congress adopted the Patent Law of the People’s Republic of China, pursuant to which a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. The Patent Law was latest amended on October 17, 2020 which will take effect on June 1, 2021, pursuant to which a patent is valid for a twenty-year term for an invention and a utility model, and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

On May 28, 2020, the National People’s Congress promulgated the Civil Code, which took effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

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

According to the Circular on Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment promulgated by SAFE on October 23, 2019, non-investment FIEs are allowed to make domestic equity investment with their capital funds provided that the existing negative list for foreign investment are complied with and the projects invested thereby in China are true and comply with applicable laws and regulations.

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

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. SAFE Circular 13 further provides that annual inspection of inbound foreign direct investments and outbound overseas direct investments is canceled. Instead, relevant entities or individuals, as the case may be, shall register data and information with respect to their inbound foreign direct investments and outbound overseas direct investment interests with SAFE.

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

Regulations on Foreign Debt

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, PBOC promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing or PBOC Circular 9. According to PBOC Circular 9, PBOC established a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9; the enterprise shall, after signing the contract for cross-border financing, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE. To date, though the one-year period has expired, no further regulations or guidance promulgated by PBOC and SAFE in this regard.

Regulations on Tax

PRC Enterprise Income Tax Law

The Enterprise Income Tax Law enacted by the National People’s Congress and the Implementing Rules of the Enterprise Income Tax Law promulgated by the State Council, or collectively, the PRC EIT Law, apply a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Enterprise income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Under the PRC EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation, or SAT, in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises,” or the SAT Circular 82, clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. The SAT Circular 82 also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under  Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo and Tianjin Sunlands, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On April 4, 2018, the Ministry of Finance and the SAT issued the Notice on the Adjustment of the Value Added Tax Rate, pursuant to which the Value Added Tax Rate of part of the taxable action is adjusted to decline. On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly issued the Notice on the Policy Concerning Deepening the Reform of Value Added Tax, or Notice 39, which became effective on April 1, 2019. The Notice 39 further changed the Value Added Tax rate of 16% and 10% into 13% and 9%.

Pursuant to Notice 39, from April 1, 2019 to December 31, 2021, for taxpayers providing production and living services, the deductible input VAT amount for the current period shall be added additional 10% based on the actual input VAT amount. On September 30, 2019, the Ministry of Finance and the SAT jointly issued the Announcement on Clarifying the VAT Weighted Deduction Policy for the Living Services, or Bulletin 87, pursuant to which, from October 1, 2019 to December 31, 2021, the taxpayers engaging in providing living services are allowed to deduct additional 15% of the deductible input VAT amount for the current period from the payable tax. The taxpayers providing production and living services refer to the taxpayers whose sales generated from the postal service, telecommunication service, modern service, living service account for more than 50% of the total sales. On March 21, 2019, the SAT issued the Notice on the Matters Concerning Deepening the Reform of Value Added Tax, or SAT Bulletin 14, which further clarifies the methods of declaring the aforesaid additional deductible input VAT amount.

Since January 2020, in accordance with Announcement of the Ministry of Finance and the SAT [2020] No.8 and Announcement of the Ministry of Finance and the SAT [2021] No.7, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted until March 31, 2021.

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

In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations. According to the Notice on the Reduction or Exemption of Enterprises’ Social Security Contributions in Phases jointly promulgated by the Ministry of Human Resources and Social Security, the Ministry of Finance and the SAT on February 20, 2020, with effect from February 2020, with certain exceptions, based on the epidemic impact and the fund threshold, small, medium and micro enterprises and the enterprises in Hubei may be exempted from contributions to the basic pension insurance, unemployment insurance, and work injury insurance, with the exemption period not exceed five months; and contributions to such three social security contribution items by other social security participating organizations (excluding State agencies and institutions) such as large enterprises may be reduced by 50% by, with the reduction period not exceed three months. According to the relevant implementation policies in Beijing, the contributions to the basic pension insurance, unemployment insurance, and work injury insurance of large enterprise shall be reduced by 50% from February 2020 to April 2020, and the contributions of small, medium and micro enterprises will be exempted from February 2020 to June 2020.

On June 22, 2020, the Ministry of Human Resources and Social Security, the Ministry of Finance and the SAT jointly promulgated a follow-up notice regarding the reduction or exemption of enterprises’ social security contributions. This notice provides that, among other things, the exemption period for small, medium and micro enterprises to contribute to the basic pension insurance, unemployment insurance, and work injury insurance shall last till the end of December 2020 and the reduction period for the large enterprises (excluding State agencies and institutions) to contribute to the basic pension insurance, unemployment insurance, and work injury insurance outside Hubei shall last till the end of June 2020 while the exemption period for the large enterprises within Hubei to contribute to the basic pension insurance, unemployment insurance, and work injury insurance shall last till the end of June 2020. The enterprises with serious difficulties in production and operation due to COVID-19 may continue to postpone the payment of social insurance premiums until the end of December 2020, and there will be no overdue fine during the period of suspension.

On February 21, 2020, the Ministry of Housing and Urban-Rural Development, the Ministry of Finance and PBOC jointly promulgated Notice on Implementing the Phased Support Policies Involving Housing Fund to Properly Cope with the COVID-19, which provides that, among other things, an enterprise affected by COVID-19 may apply for postponing contribution to the housing fund by June 30, 2020 in accordance with the relevant provisions, and in regions with identified serious COVID-19, enterprises may voluntarily contribute to the housing provident fund by June 30, 2020 on the premise of full consultation with their employees.

4.C.	Organizational Structure

The following chart illustrates our organizational structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Secuities Act, our VIEs and certain other subsidiaires as of the date of this annual report.

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

Contractual Arrangements with Consolidated VIEs and Their Shareholders

Currently, our online education service business in China is operated partially through our VIEs and their subsidiaries due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business, and we have effective control over, and are the primary beneficiary of, each of our VIEs through a series of contractual arrangements.

In August 2017, Wuhan Zhibo, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Beijing Sunlands, and the shareholders of Beijing Sunlands, through which we obtained effective control over, and became the primary beneficiary of Beijing Sunlands.

From September 2019 to December 2020, Wuhan Zhibo entered into a series of contractual arrangements with Wuhan Xiaoyan, Wuhan Jiayan, Beijing Odysseus, Guangzhou Wudawei, Guangzhou Tianyong, Wuhan Hadeliang and Tianjin Shangde, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we obtained effective control over, and became the primary beneficiary of these VIEs. In addition, from December 2020 to Febuarary 2021, Tianjin Sunlands, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we obtained effective control over, and became the primary beneficiary of these VIEs. The terms of these contractual agreements are substantially similar to the agreements of Beijing Sunlands.

Through the below contractual agreements, Wuhan Zhibo has (1) the power to direct the activities of Beijing Sunlands, Wuhan Xiaoyan, Wuhan Jiayan, Beijing Odysseus, Guangzhou Wudawei, Guangzhou Tianyong, Wuhan Hadeliang and Tianjin Shangde and their subsidiaries that most significantly affect their economic performance and (2) the right to receive substantially all the benefits from these VIEs and their subsidiaries. Similarly, Tianjin Sunlands has (1) the power to direct the activities of Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian, and (2) the right to receive substantially all the benefits from these VIEs and their subsidiaries. They are therefore considered the primary beneficiaries of our VIEs and their subsidiaries, and accordingly, the results of operations, assets and liabilities of our VIEs and their subsidiaries are consolidated in our financial statements.

Exclusive Technical Consultation and Service Agreement. Under the exclusive technical consultation and service agreement among Wuhan Zhibo, Beijing Sunlands and the subsidiaries of Beijing Sunlands, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to Beijing Sunlands and the subsidiaries of Beijing Sunlands, and Beijing Sunlands and the subsidiaries of Beijing Sunlands agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and the subsidiaries of Beijing Sunlands are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Sunlands and the subsidiaries of Beijing Sunlands agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of Beijing Sunlands and the subsidiaries of Beijing Sunlands monthly revenue. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of Beijing Sunlands and the subsidiaries of Beijing Sunlands. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and the subsidiaries of Beijing Sunlands do not have the right to terminate this exclusive technical consultation and service agreement. Wuhan Zhibo has entered into exclusive technical consultation and service agreements with Wuhan Xiaoyan, Wuhan Jiayan, Beijing Odysseus, Guangzhou Wudawei, Guangzhou Tianyong, Wuhan Hadeliang and Tianjin Shangde and their subsidiaries, and Tianjin Sunlands has entered into exclusive technical consultation and service agreements with Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian and their subsidiaries, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

Business Operation Agreement. Under the business operation agreement, each of Beijing Sunlands, the subsidiaries of Beijing Sunlands and the shareholders of Beijing Sunlands confirmed and agreed that, without Wuhan Zhibo’s prior written consent, it shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Beijing Sunlands and the subsidiaries of Beijing Sunlands, including but not limited to sale or purchase of any assets or rights exceeding RMB50,000, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. Beijing Sunlands, the subsidiaries of Beijing Sunlands and the shareholders of Beijing Sunlands shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Beijing Sunlands shall elect or appoint the candidates recommended by Wuhan Zhibo as Beijing Sunlands’ directors and supervisors, and procure the appointment of Beijing Sunlands’ chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, Beijing Sunlands and the subsidiaries of Beijing Sunlands is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, Beijing Sunlands and the subsidiaries of Beijing Sunlands. This agreement will remain binding until dissolution of Beijing Sunlands and all the subsidiaries of Beijing Sunlands. Wuhan Zhibo has entered into business operation agreements with Wuhan Xiaoyan, Wuhan Jiayan, Beijing Odysseus, Guangzhou Wudawei, Guangzhou Tianyong, Wuhan Hadeliang and Tianjin Shangde and their subsidiaries and shareholders, and Tianjin Sunlands has entered into business operation agreements with Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian and their subsidiaries and shareholders, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, the shareholders of Beijing Sunlands pledged all of their equity interests in Beijing Sunlands to Wuhan Zhibo as security for performance of the obligations of Beijing Sunlands and its shareholders under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement. The shareholders of Beijing Sunlands shall instruct Beijing Sunlands not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Wuhan Zhibo may exercise the right to enforce the pledges after giving a notice of default to the shareholders of Beijing Sunlands. Wuhan Zhibo may assign any and all of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of Beijing Sunlands and their successors. Wuhan Zhibo has entered into equity interest pledge agreements with Wuhan Xiaoyan, Wuhan Jiayan, Beijing Odysseus, Guangzhou Wudawei, Guangzhou Tianyong, Wuhan Hadeliang and Tianjin Shangde and their shareholders, and Tianjin Sunlands has entered into business operation agreements with Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian and their shareholders, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

Option Agreement. Pursuant to the option agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, each of the shareholders irrevocably granted Wuhan Zhibo a right to purchase, or designate a third party to purchase, equity interests in Beijing Sunlands then held by each shareholder at once or at multiple times at any time in part or in whole at Wuhan Zhibo’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of Beijing Sunlands shall promptly surrender all considerations they received from the exercise of the options to Wuhan Zhibo or the designated third party free of charge. Without Wuhan Zhibo’s prior written consent, the shareholders of Beijing Sunlands shall not, individually or collectively, make or procure Beijing Sunlands to make in any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of Beijing Sunlands. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands shall not enter into any contract  exceeding RMB50,000, except the contracts in the ordinary course of the business. Beijing Sunlands shall not be dissolved or liquidated without prior written consent by Wuhan Zhibo. The shareholders of Beijing Sunlands waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of Beijing Sunlands to Wuhan Zhibo as instructed. Wuhan Zhibo has entered into option agreements with Wuhan Xiaoyan, Wuhan Jiayan, Beijing Odysseus, Guangzhou Wudawei, Guangzhou Tianyong, Wuhan Hadeliang and Tianjin Shangde and their shareholders, and Tianjin Sunlands has entered into option agreements with Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian and their shareholders, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of Beijing Sunlands, the shareholders of Beijing Sunlands each irrevocably authorized Wuhan Zhibo to act on their respective behalf as exclusive agent and attorney with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Sunlands, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on their behalf, exercise all the shareholder’s rights and Beijing Sunlands’ articles of association (including but not limited to voting rights and the sale transfer, pledge or dispose of all equity interests held in part or in whole) and designate and appoint on their respective behalf the president, directors, supervisors, CEO, chief financial officer and other senior management members of Beijing Sunlands. The shareholders of Wuhan Xiaoyan, Wuhan Jiayan, Beijing Odysseus, Guangzhou Wudawei, Guangzhou Tianyong, Wuhan Hadeliang and Tianjin Shangde each irrevocably authorize Wuhan Zhibo, and the shareholders of Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian each irrevocably authorize Tianjin Sunlands, to act on their respective behalf as executive agent and attorney with respect to all rights of shareholders pursuant the power of attorney executed by them, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the general partners of entities as the shareholders of Beijing Sunlands, the signing spouse confirmed and agreed that the equity interests of Beijing Sunlands are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Beijing Sunlands held by their spouses. The spouses of the shareholders of Wuhan Xiaoyan, Wuhan Jiayan, Beijing Odysseus, Guangzhou Wudawei, Guangzhou Tianyong, Wuhan Hadeliang, Tianjin Shangde, Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian, as applicable, also signed the spousal consent letters, the terms of which are substantially the same as the spousal consent letter of Beijing Sunlands summarized above.

As a result of the contractual arrangements above, Wuhan Zhibo and Tianjin Sunlands bear the economic risks and receive the economic benefits of our VIEs, hold the power in directing the significant activities of our VIEs, and are the primary beneficiary of our VIEs. Therefore, we have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements.

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

Our current principal executive offices are located at Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. We maintain offices in Beijing, China, with an aggregate of approximately 24,436 square meters. These facilities currently accommodate our management headquarters, as well as our sales and marketing, course and educational content development, and general and administrative activities. We also maintain offices in Wuhan, China, with an aggregate of approximately 26,208 square meters, to support part of our sales and marketing activities. In addition, we maintain offices in Guangzhou, China, with an aggregate of approximately 11,448 square meters, to support our sales and marketing activities as well as general and administrative activities.

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

In 2018, 2019 and 2020, our new student enrollments were 526,014, 363,013 and 434,240, respectively, and the numbers of our students were 1,025,959, 1,039,733 and 1,130,650, respectively. Our new student enrollments increased in 2020 as compared to 2019, primarily due to the increase in professional skills and general interest courses catering to growing demands for diverse personal education. We are seeking to offer a broader range of courses, foster a more a social and entertaining learning experience, and use cutting-edge technologies, particularly AI, to improve students’ learning experience and outcomes which we believe would help to achieve positive results in our new student enrollments in the long run. See “3.D. Risk Factors - Risks Related to Our Business - If we fail to manage our business growth effectively, the success of our business model will be compromised.”

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

Our ability to maintain an optimal mix of course length

We typically receive tuition from our students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenue and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. For the year ended December 31, 2020, the weighted average length of our degree-or diploma-oriented post-secondary courses was approximately 30 months, and the weighted average length of our professional certification preparation and professional skills courses was approximately 9 months. As of December 31, 2018, 2019 and 2020, our deferred revenues were RMB3,286.0 million, RMB3,228.8 million and RMB3,024.4 million (US$463.5 million), respectively.

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

Sales and marketing expenses have historically represented a substantial portion of our total operating expenses. In  2018, 2019 and 2020, our sales and marketing expenses were RMB2,152.8 million, RMB1,792.3 million and RMB2,123.6 million (US$325.5 million), respectively. The increase in our sales and marketing expenses from 2019 to 2020 was mainly due to increases in (i) compensation expenses related to our sales and marketing personnel; and (ii) spending on branding and marketing activities, including more marketing promotion activities to diversify student acquisition channels. Our sales and marketing expenses are primarily composed of marketing spending and expenses incurred in relation to sales and marketing personnel. Our ability to lower our sales and marketing expenses as a percentage of gross billings depends on our ability to improve sales and marketing efficiency and leverage our existing brand value and word-of-mouth referrals in our sales and marketing efforts. In 2018, 2019 and 2020, our marketing effectiveness ratio, as measured by dividing our marketing spending by our gross billings, was 29.1%, 40.2% and 46.9%, respectively.

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

Key Components of Results of Operations

Net revenues

We derive substantially all of our net revenues from tuition that we charge our students for the course packages that they purchase from us. In 2018, 2019 and 2020, we generated net revenues of RMB1,974.0 million, RMB2,193.9 million and RMB2,203.8 million (US$337.7 million), respectively.

We generally bill our students for the entire course tuition upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenue and is generally recognized proportionally over a weighted average period of 30 months for our degree-or diploma-oriented post-secondary courses and a weighted average period of 9 months for our professional certification preparation and professional skills courses for the year ended December 31, 2020. As of December 31, 2018, 2019 and 2020, we had deferred revenue of RMB3,286.0 million, RMB3,228.8 million and RMB3,024.4 million (US$463.5 million), respectively. For a reconciliation of our gross billings and net revenues, see “—Non-GAAP Financial Measures.”

The following table sets forth a breakdown of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Degree-or diploma-oriented post-secondary courses	1,806,382	91.6	2,015,615	91.8	1,904,477	291,874	86.4
STE courses	1,692,803	85.8	1,766,943	80.5	1,471,745	225,555	66.8
Other degree- or diploma-oriented post-secondary course	113,579	5.8	248,672	11.3	432,732	66,319	19.6
Professional certification preparation and professional skills courses	160,672	8.1	154,880	7.1	268,051	41,081	12.2
Others(1)	6,931	0.3	23,407	1.1	31,263	4,791	1.4
Total net revenues	1,973,985	100.0	2,193,902	100.0	2,203,791	337,746	100.0

Note: (1)	Includes commissions received for providing referral services to third-party education institutions.

Cost of revenues

We recorded cost of revenues of RMB330.4 million, RMB396.3 million and RMB387.3 million (US$59.4 million) in 2018, 2019 and 2020, respectively. Compensation for teachers and mentors accounted for a significant portion of our cost of revenues. In 2018, 2019 and 2020, the labor costs that we recorded as cost of revenues were RMB239.8 million, RMB234.4 million and RMB220.2 million (US$33.8 million), respectively, accounting for 72.6%, 59.1% and 56.9%, respectively, of our cost of revenues for the same periods. Our cost of revenues also included exams and services expenses, teaching materials costs, insurance costs and live streaming and related equipment costs. See “Item 4. Information on the Company—4.B. Business Overview—Business—Our Tuition and Fees.” We expect our cost of revenues to increase in an absolute amount in line with our expansion of business and student base growth.

Operating expenses

Our operating expenses consist of sales and marketing expenses and, to a lesser extent, general and administrative expenses and product development expenses. The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	2,152,830	80.6	1,792,285	79.4	2,123,618	325,459	86.1
General and administrative	443,691	16.6	363,307	16.1	275,391	42,206	11.2
Product development	76,022	2.8	101,717	4.5	66,528	10,196	2.7
Total operating expenses	2,672,543	100.0	2,257,309	100.0	2,465,537	377,861	100.0

Sales and marketing expenses

The following table sets forth a breakdown of our sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Expenses incurred in relation to sales and marketing personnel	915,092	42.5	669,325	37.3	842,432	129,108	39.7
Marketing spending	934,175	43.4	947,550	52.9	1,101,789	168,856	51.9
Rentals and related expenses	97,252	4.5	88,735	5.0	86,579	13,269	4.1
Others	206,311	9.6	86,675	4.8	92,818	14,226	4.3
Total sales and marketing expenses	2,152,830	100.0	1,792,285	100.0	2,123,618	325,459	100.0

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

General and administrative expenses

Our general and administrative expenses primarily consist of (i) compensation for our senior executives and administrative personnel, (ii) rentals of premises occupied by our senior executives and administrative personnel, and (iii) administrative and other expenses. We expect our general and administrative expenses to remain stable in the foreseeable future.

Product development expenses

Our product development expenses primarily consist of (i) compensation for our course and educational content development professionals and technology development personnel, and (ii) rentals of premises occupied by our course and educational content development professionals and technology development personnel. We expect our product development expenses to remain stable in the foreseeable future.

Results of Operations

The following table sets forth our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	1,973,985	2,193,902	2,203,791	337,746
Cost of revenues(1)	(330,376)	(396,316)	(387,272)	(59,352)
Gross profit	1,643,609	1,797,586	1,816,519	278,394
Operating expenses
Sales and marketing expenses(1)	(2,152,830)	(1,792,285)	(2,123,618)	(325,459)
Product development expenses(1)	(76,022)	(101,717)	(66,528)	(10,196)
General and administrative expenses(1)	(443,691)	(363,307)	(275,391)	(42,206)
Total operating expenses	(2,672,543)	(2,257,309)	(2,465,537)	(377,861)
Loss from operations	(1,028,934)	(459,723)	(649,018)	(99,467)
Interest income	70,355	60,166	25,809	3,957
Interest expense	(2,171)	(14,312)	(11,692)	(1,792)
Other income, net	32,090	21,280	203,210	31,143
Impairment loss on long-term investments	—	—	(882)	(135)
Loss before income tax expenses	(928,660)	(392,589)	(432,573)	(66,294)
Income tax (expenses)/benefits	—	(2,440)	236	36
Gain/(loss) from equity method investments	1,710	(136)	1,349	207
Net loss	(926,950)	(395,165)	(430,988)	(66,051)
Less: Net gain/(loss) attributable to non-controlling interest	72	(348)	(446)	(68)
Net loss attributable to Sunlands Technology Group	(927,022)	(394,817)	(430,542)	(65,983)
Net loss per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	(147.27)	(57.81)	(63.74)	(9.77)
Weighted average shares used in calculating net loss per ordinary share—basic and diluted	6,294,870	6,830,058	6,754,134	6,754,134

Note:

(1)	Share-based compensation expenses included in:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	314	317	146	22
Sales and marketing expenses	773	674	14,278	2,188
Product development expenses	—	—	—	—
General and administrative expenses	2,764	1,979	15,324	2,349
Total	3,851	2,970	29,748	4,559

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues

Our net revenues were RMB2,203.8 million (US$337.7 million) in 2020, remaining relatively stable compared with RMB2,193.9 million in 2019.

Cost of revenues

Our cost of revenues decreased by 2.3% from RMB396.3 million in 2019 to RMB387.3 million (US$59.4 million) in 2020. The decrease was mainly due to a decrease in the compensation expenses for teachers and mentors from RMB234.4 million in 2019 to RMB220.2 million (US$33.8 million) in 2020, and a decrease in insurance-related costs incurred for our integrated online education service package purchased by students from RMB66.0 million in 2019 to RMB40.6 million (US$6.2 million) in 2020. The decrease in our cost of revenues was partially offset by an increase in expenses related to service fees to educational institutions from RMB52.5 million to RMB83.3 million (US$12.8 million) in 2020.

Gross profit

As a result of the foregoing, our gross profit increased by 1.1% from RMB1,797.6 million in 2019 to RMB1,816.5 million (US$278.4 million) in 2020, and gross margin increased from 81.9% in 2019 to 82.4% in 2020.

Operating expenses

Our operating expenses increased by 9.2% from RMB2,257.3 million in 2019 to RMB2,465.5 million (US$377.9 million) in 2020.

Sales and marketing expenses

Our sales and marketing expenses increased by 18.5% from RMB1,792.3 million in 2019 to RMB2,123.6 million (US$325.5 million) in 2020. The increase was mainly due to increases in (i) compensation expenses related to our sales and marketing personnel; (ii) spending on branding and marketing activities, including more marketing promotion activities to diversify student acquisition channels. As of December 31, 2020, we deployed approximately 5,700 sales and marketing personnel in conducting sales activities.

General and administrative expenses

Our general and administrative expenses decreased by 24.2% from RMB363.3 million in 2019 to RMB275.4 million (US$42.2 million) in 2020, primarily due to the decrease in office and compensation expenses.

Product development expenses

Our product development expenses decreased by 34.6% from RMB101.7 million in 2019 to RMB66.5 million (US$10.2 million) in 2020, The decrease was primarily due to a decrease in the compensation expenses incurred related to our product and technology development personnel.

Other income

Other income for 2020 was RMB203.2 million (US$31.1 million), compared with RMB21.3 million in 2019. The increase was primarily due to the value-added tax exemption of RMB156.5 million offered by the relevant authorities as part of the national COVID-19 relief effort.

Net loss

As a result of the foregoing, our net loss increased by 9.1% from RMB395.2 million in 2019 to RMB431.0 million (US$66.1 million) in 2020.

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

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	1,973,985	2,193,902	2,203,791	337,746
Less: other revenues(1)	(6,961)	(23,481)	(31,272)	(4,793)
Add: tax and surcharges	71,779	123,472	277,831	42,579
Add: ending deferred revenue	3,286,025	3,228,770	3,024,443	463,516
Add: ending refund liability	—	128,478	232,859	35,687
Less: beginning deferred revenue	(2,110,428)	(3,286,025)	(3,228,770)	(494,831)
Less: beginning refund liability	—	(6,625)	(128,478)	(19,690)
Gross billings (non-GAAP)	3,214,400	2,358,491	2,350,404	360,214

Note: (1)	Includes commissions received for providing referral services to third-party education institutions.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(926,950)	(395,165)	(430,988)	(66,051)
Add: Income tax expenses/(benefit)	—	2,440	(236)	(36)
Depreciation and amortization	25,778	37,223	40,267	6,171
Interest expense	2,171	14,312	11,692	1,792
Less: interest income	(70,355)	(60,166)	(25,809)	(3,957)
EBITDA (non-GAAP)	(969,356)	(401,356)	(405,074)	(62,081)

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

PRC

Our subsidiaries and our consolidated VIEs and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or PRC EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. Pursuant to the Notice on Implementation of Inclusive Tax Relief Policy for Small and Low-profit Enterprises jointly issued by the Ministry of Finance and the SAT on January 17, 2019 and the Announcement on Issues Relating to Implementation of Inclusive Income Tax Relief Policy for Small and Low-profit Enterprises issued by SAT on January 18, 2019, during the period from January 1, 2019 to December 31, 2021, the portion of annual taxable income amount of a small and low-profit enterprise which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to a 20% enterprise income tax rate, and the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to a 20% enterprise income tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our services are subject to VAT at the rate of 6% for general-VAT-payer entities in accordance with tax rule, except that certain subsidiaries were subject to a simple VAT collection method at a rate of 3% before June 2019. Since January 2020, in accordance with Announcement of the Ministry of Finance and the SAT [2020] No.8 and Announcement of the Ministry of Finance and the SAT [2021] No.7, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted until March 31, 2021.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing regulations provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo and Tianjin Sunlands, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Revenue recognition

We follow five steps for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Our revenue is reported net of discount, value added tax and related surcharges. The primary sources of our revenues are as follows:

Online education services

For online education services, we provide an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, our integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 30 months and 9 months, respectively, for the year ended December 31, 2020.

The transaction price of the integrated online education service package is determined by the contract amount net of any discounts. Students are offered a full, unconditional refund within 24 hours upon enrollment. Prior to June 2019, undelivered courses were eligible for refund, excluding registration fees, within 7 days after enrollment. For course contracts entered after June 2019, undelivered courses are eligible for refund during the entire service period, excluding registration fees.

Revenues for online education services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends.

For certain online courses, we provided students the right to apply for refund or cash incentive if certain pre-agreed conditions are achieved. We estimated the variable consideration to be earned to the extent it was probable that a significant reversal of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration was resolved and recognized revenue over time from the registration day to the day on which the service period ended on a straight line basis. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price were based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that was reasonably available.

For certain online courses, the service period includes a regular period plus an extended period. We offer students an extended service period after the regular period if certain pre-agreed conditions are met. Based on historical passing rates, and forecasted passing rates due to continuous improvement of service quality, we apply and categorize the students by portfolio (1) eligible to extended period and (2) not eligible to extended period and estimates the portion of each portfolio. We recognize the revenue on each portfolio over time from the registration day to the day on which the service is expected to end on a straight line basis.

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

Our deferred costs represent the unamortized incremental sales commission relating to obtaining of customer contract, and the contract liability primarily consists of deferred revenue.

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

Commission revenue

We earn commission revenue by providing referral services to third party institutions. Commission revenue is recognized at the point in time when the referred students complete registration at the third party institutions, by when the performance obligation of us is satisfied.

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

PRC laws and regulations restrict foreign ownership in value-added telecommunication services and other internet-related business. As a Cayman Islands company, we are deemed a foreign legal person under PRC laws. Accordingly, our wholly owned subsidiaries in the PRC, as foreign invested companies, are not eligible to engage in the value-added telecommunications services. To comply with these foreign ownership restrictions, we conduct our online education service business in China partially through a series of contractual agreements among our wholly owned PRC subsidiaries, our VIEs and the shareholders of the VIEs, including exclusive technical consultation and service agreements, business operation agreements, equity interest pledge agreements, option agreements, powers of attorney and spousal consent letters. Through the contractual agreements, we have (i) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (ii) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity's economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, we are considered as the primary beneficiary of the VIEs, and we have consolidated the financial results of our VIEs and our VIEs’ subsidiaries in our consolidated financial statements.

As advised by Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among our wholly-owned PRC subsidiaries, our VIEs, our VIEs’ respective shareholders and our VIEs’ respective subsidiaries are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and, to a lesser extent, proceeds from the issuance and sale of our ordinary shares. As of December 31, 2020, we had RMB760.7 million (US$116.6 million) in cash and cash equivalents, the majority of which were held by our Cayman Island holding company, PRC subsidiaries and VIEs and VIEs’ subsidiaries in China. Our cash and cash equivalents consist primarily of bank deposits. Our cash and cash equivalents are primarily denominated in U.S. dollars. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

We incurred net losses of RMB927.0 million, RMB395.2 million and RMB431.0 million (US$66.1 million), respectively, for the years ended December 31, 2018, 2019 and 2020. We had positive working capital of RMB268.5 million as of December 31, 2018, negative working capital of RMB195.4 million as of December 31, 2019 and negative working capital of RMB641.4million (US$98.3 million) as of December 31, 2020. The major factor for our negative working capital position as of December 31, 2019 and 2020 was deferred revenue.

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

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	180,543	(533,547)	(188,641)	(28,911)
Net cash (used in)/provided by investing activities	(1,186,721)	729,546	(349,306)	(53,534)
Net cash provided by/(used in) financing activities	1,587,343	(64,150)	(59,079)	(9,054)
Effect of exchange rate changes	108,186	21,567	(44,490)	(6,818)
Net increase/(decrease) in cash and cash equivalents	689,351	153,416	(641,516)	(98,317)
Cash and cash equivalents at beginning of the year	559,459	1,248,810	1,402,226	214,901
Cash and cash equivalents at end of the year	1,248,810	1,402,226	760,710	116,584

Operating Activities

Net cash used in operating activities was RMB188.6 million (US$28.9 million) in 2020. The difference between our net loss of RMB431.0 million (US$66.1 million), after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred costs of RMB120.7 million (US$18.5 million) ,(ii) prepaid expenses and other current assets of RMB63.7 million (US$9.8 million), and (iii) a decrease in right-of-use asset of RMB110.1 million (US$16.9 million), and (iv) an increase in accrued expenses and other current liabilities of RMB172.2 million (US$26.4 million); all offset by (i) a decrease in deferred revenue of RMB204.3 million (US$31.3 million), and(ii) a decrease in lease liability of RMB93.2 million (US$14.3 million). Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Net cash used in operating activities was RMB533.5 million in 2019. The difference between our net loss of RMB395.2 million, after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) an increase in deferred tax liabilities of RMB 88.0 million and accrued expenses and other current liabilities of RMB25.2 million; all offset by (i) an increase in deferred costs of RMB121.7 million (ii) decrease in deferred revenue of RMB57.3 million and an increase in prepaid expenses and other current assets of RMB39.8 million. Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

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

Investing Activities

Net cash used in investing activities was RMB349.3 million (US$53.5 million) in 2020, which was primarily attributable to purchase of short-term investments of RMB2,195.6 million (US$336.5 million), partially offset by proceeds from maturity of short-term investments of RMB1,895.9 million (US$290.6 million).

Net cash provided by investing activities was RMB729.5 million in 2019, which was primarily attributable to proceeds from maturity of short-term investments of RMB2,905.8 million, partially offset by purchase of short-term investments of RMB 2,108.8 million.

Net cash used in investing activities was RMB1,186.7 million in 2018, which was primarily attributable to purchase of short-term investments, which mainly included financial products purchased from commercial banks and financial institutions, of RMB4,352.1 million, partially offset by the proceeds from maturity of short-term investments of RMB3,708.8 million.

Financing Activities

Net cash used in financing activities in 2020 was RMB59.1 million (US$9.1 million), which was primarily attributable to repayment of bank debt of RMB32.5 million (US$5.0 million) and repurchase of Class A ordinary shares of RMB26.6 million (US$4.1 million).

Net cash used in financing activities in 2019 was RMB64.2 million, which was primarily attributable to repayment of bank debt of RMB32.5 million and repurchase of Class A ordinary shares of RMB31.7 million.

Net cash provided by financing activities in 2018 was RMB1,587.3 million, which primarily resulted from (i) proceeds from our initial public offering in 2018, net of issuance cost, of RMB1,109.5 million, (ii) proceeds from related parties of RMB253.7 million and (iii) proceeds from bank loan of RMB260.0 million, partially offset by payment for share repurchase of RMB34.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment and buildings necessary to support our operations. Our capital expenditures were RMB518.4 million, RMB25.5 million and RMB27.0 million (US$4.1 million), respectively, for the years ended December 31, 2018, 2019 and 2020.

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

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2020.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitment(1)	852,819	29,800	62,331	80,881	679,807
Investment commitment(2)	9,840	9,840	—	—	—
Debt commitment(3)	225,332	42,261	79,262	72,261	31,548

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices.
(2)	Represents commitments in connection with long-term investments as of December 31, 2020.
(3)	Represents commitments in connection with the debt including unpaid interest payment as of December 31, 2020.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Ou (also known as Jianhong Yin)	43	Founder, Chairman, Director
Tongbo Liu	34	Chief Executive Officer, Director
Lv Lu	37	Chief Financial Officer, Chief Strategy Officer, Director
Zheng Du	37	Chief Operating Officer
Jing Gao	36	Vice President, Director
Yang Wang	46	Director
Zheng Zhao (also known as Ching Chiu)	42	Independent Director
Yifan Li	53	Independent Director

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

Lv Lu has served as our Chief Strategy Officer since July 2015, director since August 2017 and Chief Financial Officer since April 2020. Prior to joining us, Ms. Lu served as a partner of Taihe Capital, a leading boutique investment bank, from February 2015 to July 2015. From 2012 to 2015, she served as an executive director at Hina Group, an investment bank focused on advising leading companies in the technology, media and telecommunications industries in fund-raising activities. She received her MBA from Fudan University in 2010 and her bachelor’s degree in English from Hunan Normal University in 2004.

Zheng Du has served as our Chief Operating Officer since March 2016. Prior to joining us, Mr. Du served as a general manager of the brand and advertisement research team of Sogou Inc., an online search company listed on the New York Stock Exchange. From April 2011 to September 2012, as a co-founder and vice president, he worked at Shenzhen Chuanxi Digital Internet Corporation, where he was responsible for its products and daily operation. Prior to that, he served as the chief product manager at the search and marketing department of Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. From November 2006 to July 2009, Mr. Du served as a product manager at Baidu Inc., an online search company listed on NASDAQ. Mr. Du received his master’s degree in management science and engineering from Wuhan University in 2007 and bachelor’s degree in information management and application from Zhongnan University of Economics and Law in 2005.

Jing Gao has served as our director since March 2021. She has been employed in our company since 2006. Ms. Gao has been a lecturer, project manager and director of the branch. Now she is the Vice President of Risk Control Department and is fully responsible for risk assessment and control. Ms. Gao received a bachelor's degree in business management from Beijing Correspondence College of economics and management in 2005.

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

Zheng Zhao has served as our independent director since June 2019. Mr. Zhao is currently the special assistant to the president and general manager of New Oriental Industry Funds, where he leads the company’s strategic development, mergers and acquisitions and strategic collaboration efforts, as well as maintains domestic and international customer relations. Prior to that, Mr. Zhao was a senior auditor at Ernst & Young. Mr. Zhao currently serves as an independent director of CLOOPEN GROUP HOLDING LIMITED. (a company listed on NYSE with stock ticker: RAAS) Mr. Zhao holds a master’s degree in finance, and a bachelor’s degree in economics, both from Peking University’s School of Economics.

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

Compensation of Directors and Senior Management

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB2.3 million (US$0.4 million) in cash to our executive officers. The payment of compensation to our independent directors for their services rendered for the year ended December 31, 2020 is in a total amount of RMB2.3 million (US$0.4 million), which has been fully paid in cash. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

2017 Plan

We adopted an employee share incentive plan in October 2017, or the 2017 Plan. The purpose of the 2017 Plan is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance.

As of the date of this annual report, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 429,166 ordinary shares under the 2017 Plan. As of the same date, options to purchase an aggregate number of 35,433 ordinary shares are outstanding, among which 23,173 options had vested and become exercisable. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares.

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

As of the date of the annual report, there was no outstanding equity awards granted to our directors and executive officers under the 2017 Plan. As of the same date, our other employees as a group held options to purchase 35,433 Class C ordinary shares, with an exercise price of US$84.75 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2017 Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results —Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

6.C.	Board Practices

Board of Directors

Our Board of Directors consists of seven directors, including two independent directors, namely Mr. Yifan Li and Mr. Zheng Zhao. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our Board of Directors.

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

Audit Committee

Our audit committee consists of Mr. Yifan Li and Mr. Zheng Zhao, and is chaired by Mr. Yifan Li. We have determined that each of Mr. Yifan Li and Mr. Zheng Zhao satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Yifan Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is also responsible for, among other things:

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

We had  3,847, 2,880 and 7,347 full-time employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, most of our employees were in Beijing, Guangzhou, Wuhan and Shenzhen.

The following table sets forth the number of our employees as of December 31, 2020:

Function	Number of Full- Time Employees	Percentages
Academic and administrative faculty(1)	1,068	14.5%
Sales and marketing staff	5,220	71.1%
Sales operation	495	6.7%
General and administrative	240	3.3%
Technology development	324	4.4%
Total	7,347	100.0%

Note: (1)	Consists of teachers, mentors, course and educational content development professionals, and other administrative faculty members.

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 6,729,197 issued and outstanding ordinary shares as of March 31, 2021, comprising (i) 1,809,878 Class A ordinary shares, (ii) 826,389 Class B ordinary shares, and (iii) 4,092,930 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A		Class B		Class C		% of Voting Power
	Number	Percentage	Number	Percentage	Number	Percentage	***
Directors and Executive Officers:†
Peng Ou(1)	—	—	—	—	2,833,024	69.2	56.1
Tongbo Liu(2)	—	—	—	—	1,027,972	25.1	21.2
Lv Lu(3)	—	—	—	—	159,292	3.9	2.6
Zheng Zhao	—	—	—	—	—	—	—
Yang Wang	—	—	—	—	—	—	—
Zheng Du(4)	—	—	—	—	52,675	1.3	1.1
Yifan Li	—	—	—	—	—	—	—
Jing Gao(5)	—	—	—	—	141,035	3.4	1.9
All directors and executive officers as a group	—	—	—	—	3,971,123	97.0	81.8
Principal Shareholders:
ELITE CONCEPT HOLDINGS LIMITED(6)	564,209	31.2	—	—	—	—	1.2
Affiliates of Orchid Asia(7)	312,802	17.3	—	—	—	—	*
Rainbow Land Limited Partnership(8)	109,974	6.1	—	—	—	—	*
PV PLUTO LIMITED(9)	—	—	826,389	100.0	—	—	11.9
Studyvip Online Education Limited(10)	—	—	—	—	2,084,772	50.9	43.0
Studyvip E-learning Limited(11)	—	—	—	—	545,240	13.3	11.2
SCuPt Global Limited(12)	—	—	—	—	355,306	8.7	7.3
MARBLE FAITH LIMITED(13)	—	—	—	—	637,132	15.6	13.1

Note:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 6,729,197, being the number of ordinary shares on an as-converted basis outstanding as of the date of this annual report and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The address of our directors and executive officers Mr. Peng Ou, Mr. Tongbo Liu and Ms. Lv Lu is Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, China. The address of Mr. Zheng Zhao is Suite 1503, New Oriental South Building, No. 2 Haidiandongsan Street, Beijing 100080, China. The address of Mr. Yang Wang is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands. The address of Mr. Yifan Li is 15/F, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang Province, China. The address of Ms. Jing Gao is Building 13, Chaolai Science and Technology Park, Chuangyuan Road, Laiguangying, Chaoyang, Beijing, China.

(1)

Represents (i) 637,132 Class C ordinary shares held of record by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries; (ii) 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou; and (iii) 111,120 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Peng Ou, in which Mr. Peng Ou holds an equity interest of approximately 20.4%.

(2)

Represents (i) 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held of record by The TwinPeak Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 545,240 Class C ordinary shares held by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Tongbo Liu. Mr. Tongbo Liu may be deemed to beneficially own these 545,240 Class C ordinary shares as he has the right to direct the voting powers of these Class C ordinary shares held of record by Studyvip E-learning Limited pursuant to certain contractual arrangements under which each of the shareholders of Studyvip E-learning Limited, except Mr. Tongbo Liu, has given Mr. Tongbo Liu the right to vote their respective shares in Studyvip E-learning Limited in the sole discretion of Mr. Tongbo Liu. Mr. Tongbo Liu disclaims beneficial ownership of such Class C ordinary shares held by Studyvip E-learning Limited except to the extent of his indirect pecuniary interest in such ordinary shares.

(3)

Represents (i) 127,426 Class C ordinary shares held of record by Summer Sea Investment Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Ms. Lu as the settlor and certain family members of Ms. Lv Lu as the beneficiaries; and (ii) 31,866 Class C ordinary shares held of record by

Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Ms. Lv Lu, in which Ms. Lv Lu holds an equity interest of approximately 5.8%.

(4)

Represents 52,675 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Zheng Du, in which Mr. Zheng Du holds an equity interest of approximately 9.7%.

(5)

Represents (i) 47,214 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Ms. Jing Gao, in which Ms. Jing Gao holds an equity interest of approximately 8.7%; and (ii) 93,821 Class C ordinary shares held by Sunlands Combination Co., Limited, a British Virgin Islands company. Ms. Jing Gao may be deemed to beneficially own these 93,821 Class C ordinary shares as she has the right to direct the voting powers of these Class C ordinary shares held of record by Sunlands Combination Co., Limited pursuant to certain contractual arrangements under which each of the shareholders of Sunlands Combination Co., Limited has given Ms. Jing Gao the right to vote their respective shares in Sunlands Combination Co., Limited in the sole discretion of Ms. Jing Gao.

(6)

Represents 564,209 Class A ordinary shares directly held of record by ELITE CONCEPT HOLDINGS LIMITED, a Hong Kong company. The business address of ELITE CONCEPT HOLDINGS LIMITED is Flat/RM 4308B 43 AIA Tower, 183 Electric Road North Point, Hong Kong.

(7)

Represents (i) 309,326 Class A ordinary shares directly held by Diamond Tower Investments Limited; and (ii) 86,900 ADSs beneficially owned Ms. Lam Lai Ming. Diamond Tower Investments Limited is part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular. Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming. The business address of Diamond Tower Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(8)

Represents 109,974 Class A ordinary shares held of record by Rainbow Land Limited Partnership. The business address of Rainbow Land Limited Partnership is Rm 1203, Park Center, NO. l088, Fangdian Road, Pudong NewArea, Shanghai, China.

(9)

Represents 826,389 Class B ordinary shares held of record by PV PLUTO LIMITED, a British Virgin Islands company. The sole shareholder of PV PLUTO LIMITED is Primavera Capital Fund II L.P. The business address of PV PLUTO LIMITED is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.

(10)

Represents 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou. The business address of Studyvip Online Education Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, the British Virgin Islands.

(11)

Represents 545,240 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Peng Ou, Ms. Lu Lv, Ms. Jing Gao and Mr. Tongbo Liu. The business address of Studyvip E-learning Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(12)

Represents 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu. The business address of SCuPt Global Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, the British Virgin Islands.

(13)

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

To our knowledge, as of March 31, 2021, 899,503 of our Class A ordinary shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of our ADR program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

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

In June 2019, we, and certain of our current and former directors and officers and our underwriters in our initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York. Amended complaints in this class action were filed in November 2019. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our March 2018 initial public offering contains material misstatements and omissions in violation of the U.S. federal securities laws. We filed a motion to dismiss the action in March 2020, which was denied by an order dated March 31, 2021. We are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit. We intend to defend the actions vigorously. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange—Dividend Distribution.”

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

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands which we refer to as the “Companies Act” below insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to our fourth amended and restated memorandum and articles of association and the Companies Act. Our fourth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Voting Rights. In respect of all matters subject to shareholder vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to seven votes, and each Class C ordinary share is entitled to ten votes.

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fourth memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman and a majority of our Board of Directors or our chairman shall, upon requisition of shareholders holding not less 10% of all votes attaching to all issued and outstanding ordinary shares entitled to vote at general meetings, convene an extraordinary general meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or are otherwise authorized by our fourth memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2020 taxable year and we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period for the ADSs or ordinary shares, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S.

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

We may also be subject to interest rate risk in relation to the installment payment option that we offer to our students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 18 months, while we are generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. We may be subject to risks associated with an increase in interest rates to the extent that we continue to agree to make the interest payments under such loans. In 2018, 2019 and 2020, our student loan coverage ratio was 78.3%, 70.4% and 54.9%, respectively. For the same periods, we made interest payments of RMB159.9 million, RMB118.0 million and RMB83.3 million (US$12.8 million), respectively, to the credit providers.

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

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.8%, 1.9% and 2.9% respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-223190) (the “F-1 Registration Statement”) in relation to our initial public offering of 13,000,000 ADSs representing 520,000 Class A ordinary shares, at an initial offering price of US$11.50 per ADS. Our initial public offering closed in March 2018. Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters.

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

As of December 31, 2020, we had used a portion of the net proceeds received from our initial public offering and the concurrent private placement, which consisted of US$13.3 million for repurchase program and US$120.0 million for capital injection to Wuhan Zhibo, one of our wholly owned subsidiaries in China.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Attestation Report of the Registered Public Accounting Firm

We qualified as an “emerging growth company” pursuant to the JOBS Act as of December 31, 2020. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

	For the Year Ended December 31,
Services	2019	2020
	RMB	RMB
	(in thousands)
Audit Fees(1)	7,714	7,258
Tax Fees(2)	—	102
Total	7,714	7,360

Note:

(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with the review of documents filed with the SEC.

(2)	Tax Fees. Tax fees represent the aggregate fees for professional services rendered by our independent registered public accounting firm for tax planning, which was pre-approved by our audit committee.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, including audit services and tax services as described above.

ITEM 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information about our purchases of outstanding ADSs from August 29, 2018 to March 31, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
August 29, 2018 through August 31, 2018	—	—	—	50,000,000
September 2018	184,005	6.1175	184,005	48,874,341
October 2018	329,924	4.9128	513,929	47,253,504
November 2018	352,529	4.208	866,458	45,770,073
December 2018	260,597	3.1321	1,127,055	44,953,858
January 2019	219,450	4.1157	1,346,505	44,050,677
February 2019	101,351	5.0661	1,447,856	43,537,226
March 2019	295,221	4.1691	1,743,077	42,306,415
April 2019	155,439	3.31	1,898,516	41,791,909
May 2019	178,125	2.9223	2,076,641	41,271,377
June 2019	80,908	2.5578	2,157,549	41,078,348
July 2019	39,337	2.2411	2,196,886	40,990,188
August 2019	68,486	2.3359	2,265,372	40,830,209
September 2019	76,277	2.5056	2,341,649	40,639,088
October 2019	17,765	2.7504	2,359,414	40,590,228
November 2019	26,661	2.5698	2,386,075	40,521,715
December 2019	38,343	2.6005	2,424,418	40,422,006
January 2020	43,448	2.6846	2,467,866	40,305,365
February 2020	82,886	2.6678	2,550,752	40,084,244
March 2020	157,433	1.6643	2,708,185	39,822,232
April 2020	1,219,013	1.5872	3,927,198	37,887,465
May 2020	594,325	2.0723	4,521,523	36,655,873
Total	4,521,523	2.9512	4,521,523	36,655,873

Note:

(1)	Each 25 ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
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

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sunlands Technology Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1(1)	The Fourth Amended and Restated Memorandum and Articles of Association, as currently in effect
2.1(1)	Form of Registrant’s Specimen American Depositary Receipt
2.2(1)	Form of Registrant’s Specimen Certificate for Class A Ordinary Shares
2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares
2.4(3)	Description of Registrant’s Securities
4.1(1)	The 2017 Share Incentive Plan
4.2(1)	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant
4.3(1)	Form of Employment Agreement between the Registrant and the executive officers of the Registrant
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

4.7(1)	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands, Shanghai Shangchi and the shareholders of Beijing Sunlands dated August 15, 2017
4.8(1)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017
4.9(1)	English translation of Option Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017
4.10(1)	English translation of Power of Attorney granted by the shareholders of Beijing Sunlands dated August 15, 2017
4.11(1)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated August 15, 2017
4.12(2)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Tianjin Shangde and Tianjin Shangde Subsidiaries dated December 28, 2020
4.13(2)	English translation of Business Operation Agreement among Wuhan Zhibo, Tianjin Shangde , Tianjin Shangde Subsidiaries and the shareholders of Tianjin Shangde dated December 28, 2020
4.14(2)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Tianjin Shangde and the shareholders of Tianjin Shangde dated December 28, 2020
4.15(2)	English translation of Option Agreement among Wuhan Zhibo, Tianjin Shangde and the shareholders of Tianjin Shangde dated December 28, 2020
4.16(2)	English translation of Power of Attorney granted by the shareholders of Tianjin Shangde dated December 28, 2020
4.17(2)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated December 28, 2020
4.18*	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Sunlands, Beijing Feibian and Beijing Feibian Subsidiaries dated February 21, 2021
4.19*	English translation of Business Operation Agreement among Tianjin Sunlands, Beijing Feibian, Beijing Feibian Subsidiaries and the shareholders of Beijing Feibian dated February 21, 2021
4.20*	English translation of Equity Interest Pledge Agreement among Tianjin Sunlands, Beijing Feibian and the shareholders of Beijing Feibian dated February 21, 2021

4.21*	English translation of Option Agreement among Tianjin Sunlands, Beijing Feibian and the shareholders of Beijing Feibian dated February 21, 2021
4.22*	English translation of Power of Attorney granted by the shareholders of Beijing Feibian dated February 21, 2021
4.23*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Beijing Odysseus and Beijing Odysseus Subsidiaries dated August 5, 2020
4.24*	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Odysseus, Beijing Odysseus Subsidiaries and the shareholders of Beijing Odysseus dated August 5, 2020
4.25*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Odysseus and the shareholders of Beijing Odysseus dated August 5, 2020
4.26*	English translation of Option Agreement among Wuhan Zhibo, Beijing Odysseus and the shareholders of Beijing Odysseus dated August 5, 2020
4.27*	English translation of Power of Attorney granted by the shareholders of Beijing Odysseus dated August 5, 2020
4.28*	English translation of Spousal Consents dated August 5, 2020
4.29*	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Sunlands, Beijing Zhiziyuanshui and Beijing Zhiziyuanshui Subsidiaries dated December 28, 2020
4.30*

English translation of Business Operation Agreement among Tianjin Sunlands, Beijing Zhiziyuanshui, Beijing Zhiziyuanshui Subsidiaries and the shareholders of Beijing Zhiziyuanshui dated December 28, 2020

4.31*	English translation of Equity Interest Pledge Agreement among Tianjin Sunlands, Beijing Zhiziyuanshui and the shareholders of Beijing Zhiziyuanshui dated December 28, 2020
4.32*	English translation of Option Agreement among Tianjin Sunlands, Beijing Zhiziyuanshui and the shareholders of Beijing Zhiziyuanshui dated December 28, 2020
4.33*	English translation of Power of Attorney granted by the shareholders of Beijing Zhiziyuanshui dated December 28, 2020
4.34*	English translation of Spousal Consents dated December 28, 2020
4.35*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Guangzhou Tianyong and Guangzhou Tianyong Subsidiaries dated September 14, 2020
4.36*	English translation of Business Operation Agreement among Wuhan Zhibo, Guangzhou Tianyong, Guangzhou Tianyong Subsidiaries and the shareholders of Guangzhou Tianyong dated September 14, 2020
4.37*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Guangzhou Tianyong and the shareholders of Guangzhou Tianyong dated September 14, 2020
4.38*	English translation of Option Agreement among Wuhan Zhibo, Guangzhou Tianyong and the shareholders of Guangzhou Tianyong dated September 14, 2020
4.39*	English translation of Power of Attorney granted by the shareholders of Guangzhou Tianyong dated September 14, 2020
4.40*	English translation of Spousal Consents dated September 14, 2020
4.41*	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Sunlands, Wuhan Fangtang and Wuhan Fangtang Subsidiaries dated December 28, 2020
4.42*	English translation of Business Operation Agreement among Tianjin Sunlands, Wuhan Fangtang, Wuhan Fangtang Subsidiaries and the shareholders of Wuhan Fangtang dated December 28, 2020
4.43*	English translation of Equity Interest Pledge Agreement among Tianjin Sunlands, Wuhan Fangtang and the shareholders of Wuhan Fangtang dated December 28, 2020
4.44*	English translation of Option Agreement among Tianjin Sunlands, Wuhan Fangtang and the shareholders of Wuhan Fangtang dated December 28, 2020
4.45*	English translation of Power of Attorney granted by the shareholders of Wuhan Fangtang dated December 28, 2020
4.46*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Wuhan Hadeliang and Wuhan Hadeliang Subsidiaries dated September 22, 2020
4.47*	English translation of Business Operation Agreement among Wuhan Zhibo, Wuhan Hadeliang, Wuhan Hadeliang Subsidiaries and the shareholders of Wuhan Hadeliang dated September 22, 2020
4.48*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Wuhan Hadeliang and the shareholders of Wuhan Hadeliang dated September 22, 2020
4.49*	English translation of Option Agreement among Wuhan Zhibo, Wuhan Hadeliang and the shareholders of Wuhan Hadeliang dated September 22, 2020
4.50*	English translation of Power of Attorney granted by the shareholders of Wuhan Hadeliang dated September 22, 2020
4.51*	English translation of Spousal Consents dated September 22, 2020
4.52*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Wuhan Jiayan and Wuhan Jiayan Subsidiaries dated August 5, 2020
4.53*	English translation of Business Operation Agreement among Wuhan Zhibo, Wuhan Jiayan, Wuhan Jiayan Subsidiaries and the shareholders of Wuhan Jiayan dated August 5, 2020

4.54*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Wuhan Jiayan and the shareholders of Wuhan Jiayan dated August 5, 2020
4.55*	English translation of Option Agreement among Wuhan Zhibo, Wuhan Jiayan and the shareholders of Wuhan Jiayan dated August 5, 2020
4.56*	English translation of Spousal Consents dated August 5, 2020
4.57*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Wuhan Xiaoyan and Wuhan Xiaoyan Subsidiaries dated September 10, 2019
4.58*	English translation of Business Operation Agreement among Wuhan Zhibo, Wuhan Xiaoyan, Wuhan Xiaoyan Subsidiaries and the shareholders of Wuhan Xiaoyan dated September 10, 2019
4.59*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Wuhan Xiaoyan and the shareholders of Wuhan Xiaoyan dated September 10, 2019
4.60*	English translation of Option Agreement among Wuhan Zhibo, Wuhan Xiaoyan and the shareholders of Wuhan Xiaoyan dated September 10, 2019
4.61*	English translation of Power of Attorney granted by the shareholders of Wuhan Xiaoyan dated September 10, 2019
4.62*	English translation of Spousal Consents dated September 10, 2019
4.63*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Guangzhou Wudawei and Guangzhou Wudawei Subsidiaries dated September 14, 2020
4.64*	English translation of Business Operation Agreement among Wuhan Zhibo, Guangzhou Wudawei, Guangzhou Wudawei Subsidiaries and the shareholders of Guangzhou Wudawei dated September 14, 2020
4.65*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Guangzhou Wudawei and the shareholders of Guangzhou Wudawei dated September 14, 2020
4.66*	English translation of Option Agreement among Wuhan Zhibo, Guangzhou Wudawei and the shareholders of Guangzhou Wudawei dated September 14, 2020
4.67*	English translation of Power of Attorney granted by the shareholders of Guangzhou Wudawei dated September 14, 2020
4.68*	English translation of Spousal Consents dated September 14, 2020
8.1*	List of subsidiaries and VIEs of the Registrant
11.1(1)	Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

(1)	Previously filed with the Registration Statement on Form F-1 (File No. 333-223190), as amended, initially filed on February 23, 2018 and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated January 7, 2021 and incorporated herein by reference.
(3)	Previously filed on Form 20-F, dated April 24, 2020 and incorporated herein by reference.
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunlands Technology Group

By:	/s/ Lv Lu
	Name:	Lv Lu
	Title:	Chief Financial Officer

Date: April 16, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Technology Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Technology Group, and its subsidiaries (the "Company") as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

April 16, 2021

We have served as the Company's auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	1,402,226	760,710	116,584
Short-term investments	217,640	517,815	79,359
Prepaid expenses and other current assets	180,881	117,637	18,028
Deferred costs, current	243,447	158,092	24,229
Total current assets	2,044,194	1,554,254	238,200
Non-current assets
Property and equipment, net	545,675	511,092	78,328
Intangible assets, net	1,176	1,211	186
Land use right, net	—	13,564	2,079
Right-of-use assets	598,991	488,877	74,924
Deferred costs, non-current	205,488	170,160	26,078
Long-term investments	40,026	64,093	9,823
Deferred tax assets	85,513	13,015	1,995
Other non-current assets	447,639	444,628	68,142
Total non-current assets	1,924,508	1,706,640	261,555
TOTAL ASSETS	3,968,702	3,260,894	499,755
LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB209,727 and RMB175,900 as of December 31, 2019 and 2020, respectively)	435,225	607,789	93,149
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,162,938 and RMB435,254 as of December 31, 2019 and 2020, respectively)	1,670,076	1,463,165	224,240
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB22,659 and RMB15,833 as of December 31, 2019 and 2020, respectively)	40,236	30,702	4,705
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2019 and 2020, respectively)	61,540	61,540	9,431
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2019 and 2020, respectively)	32,500	32,500	4,981
Total current liabilities	2,239,577	2,195,696	336,506
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,096,482 and RMB468,577 as of December 31, 2019 and 2020, respectively)	1,558,694	1,561,278	239,276
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB358,467 and RMB340,763 as of December 31, 2019 and 2020, respectively)	616,246	532,538	81,615
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB4,415 and RMB3,203 as of December 31, 2019 and 2020, respectively)	87,954	15,220	2,333
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of December 31, 2019 and 2020, respectively)	11,469	7,664	1,175
Long-term debt, non-current portion (including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2019 and 2020, respectively)	193,125	160,625	24,617
Total non-current liabilities	2,467,488	2,277,325	349,016
TOTAL LIABILITIES	4,707,065	4,473,021	685,522

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,830,183 and 1,978,621 shares issued as of December 31, 2019 and 2020, respectively; 1,728,006 and 1,792,560 shares outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,258,686 and 4,110,248 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,363,999	2,367,168	362,784
Accumulated other comprehensive income	142,435	96,490	14,788
Accumulated deficit	(3,244,587)	(3,675,129)	(563,238)
Total Sunlands Technology Group shareholders’ deficit	(738,151)	(1,211,469)	(185,666)
Noncontrolling interest	(212)	(658)	(101)
TOTAL SHAREHOLDERS’ DEFICIT	(738,363)	(1,212,127)	(185,767)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,968,702	3,260,894	499,755

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	1,973,985	2,193,902	2,203,791	337,746
Cost of revenues (including share-based compensation expenses of RMB314, RMB317 and RMB146 for the years ended December 31, 2018, 2019 and 2020, respectively)	(330,376)	(396,316)	(387,272)	(59,352)
Gross profit	1,643,609	1,797,586	1,816,519	278,394
Operating expenses
Sales and marketing expenses (including share-based compensation expenses of RMB773, RMB674 and RMB14,278 for the years ended December 31, 2018, 2019 and 2020, respectively)	(2,152,830)	(1,792,285)	(2,123,618)	(325,459)
Product development expenses	(76,022)	(101,717)	(66,528)	(10,196)
General and administrative expenses (including share-based compensation expenses of RMB2,764, RMB1,979 and RMB15,324 for the years ended December 31, 2018, 2019 and 2020, respectively)	(443,691)	(363,307)	(275,391)	(42,206)
Total operating expenses	(2,672,543)	(2,257,309)	(2,465,537)	(377,861)
Loss from operations	(1,028,934)	(459,723)	(649,018)	(99,467)
Interest income	70,355	60,166	25,809	3,957
Interest expense	(2,171)	(14,312)	(11,692)	(1,792)
Other income, net	32,090	21,280	203,210	31,143
Impairment loss on long-term investments	—	—	(882)	(135)
Loss before income tax expenses	(928,660)	(392,589)	(432,573)	(66,294)
Income tax (expenses)/benefit	—	(2,440)	236	36
Gain/(loss) from equity method investments	1,710	(136)	1,349	207
Net loss	(926,950)	(395,165)	(430,988)	(66,051)
Less: Net gain/(loss) attributable to noncontrolling interest	72	(348)	(446)	(68)
Net loss attributable to Sunlands Technology Group	(927,022)	(394,817)	(430,542)	(65,983)
Net loss per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	(147.27)	(57.81)	(63.74)	(9.77)
Weighted average shares used in calculating net loss per ordinary share(1):
Basic and diluted	6,294,870	6,830,058	6,754,134	6,754,134

(1)	Each 25 American depositary shares ("ADSs") represents one of the Company's Class A ordinary shares.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Net loss	(926,950)	(395,165)	(430,988)	(66,051)
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	127,586	23,608	(45,945)	(7,041)
Total comprehensive loss	(799,364)	(371,557)	(476,933)	(73,092)
Less: comprehensive income/(loss) attributable to noncontrolling interest	72	(348)	(446)	(68)
Comprehensive loss attributable to Sunlands Technology Group	(799,436)	(371,209)	(476,487)	(73,024)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Accumulated	Total Sunlands Technology Group shareholders’	Noncontrolling	Total shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	(loss)/income	deficit	deficit	interest	deficit
		RMB		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January1, 2018	4,329,000	1	—	—	—	—	—	—	289,674	—	—	(8,759)	(1,922,748)	(1,641,832)	64	(1,641,768)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(927,022)	(927,022)	72	(926,950)
Issuance of ordinary shares, net of issuance cost of 80,128	—	—	659,131	—	—	—	—	—	1,109,517	—	—	—	—	1,109,517	—	1,109,517
Conversion of convertible redeemable preferred shares upon initial public offering (Note 14)	(4,329,000)	(1)	1,159,252	1	826,389	—	4,265,286	1	1,024,708	—	—	—	—	1,024,709	—	1,024,709
Share repurchase	—	—	(45,082)	—	—	—	—	—	(34,828)	45,082	—	—	—	(34,828)	—	(34,828)
Share-based compensation	—	—	—	—	—	—	—	—	2,751	—	—	—	—	2,751	—	2,751
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	127,586	—	127,586	—	127,586
Balance as of December 31, 2018	—	—	1,773,301	1	826,389	—	4,265,286	1	2,391,822	45,082	—	118,827	(2,849,770)	(339,119)	136	(338,983)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(394,817)	(394,817)	(348)	(395,165)
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 14)	—	—	6,600	—	—	—	(6,600)	—	—	—	—	—	—	—	—	—
Share repurchase	—	—	(51,895)	—	—	—	—	—	(30,793)	51,895	—	—	—	(30,793)	—	(30,793)
Share-based compensation	—	—	—	—	—	—	—	—	2,970	—	—	—	—	2,970	—	2,970
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	23,608	—	23,608	—	23,608
Balance as of December 31, 2019 in RMB	—	—	1,728,006	1	826,389	—	4,258,686	1	2,363,999	96,977	—	142,435	(3,244,587)	(738,151)	(212)	(738,363)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(430,542)	(430,542)	(446)	(430,988)
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 14)	—	—	148,438	—	—	—	(148,438)	—	—	—	—	—	—	—	—	—
Share repurchase	—	—	(163,884)	—	—	—	—	—	(26,579)	163,884	—	—	—	(26,579)	—	(26,579)
Share-based compensation (Note 16)	—	—	80,000	—	—	—	—	—	29,748	(80,000)	—	—	—	29,748	—	29,748
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	(45,945)	—	(45,945)	—	(45,945)
Balance as of December 31, 2020 in RMB	—	—	1,792,560	1	826,389	—	4,110,248	1	2,367,168	180,861	—	96,490	(3,675,129)	(1,211,469)	(658)	(1,212,127)
Balance as of December 31, 2020 in USD (Note2)	—	—	1,792,560	—	826,389	—	4,110,248	—	362,784	180,861	—	14,788	(563,238)	(185,666)	(101)	(185,767)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(926,950)	(395,165)	(430,988)	(66,051)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	3,851	2,970	29,748	4,559
Depreciation and amortization	25,778	37,223	40,267	6,171
Loss on disposal of property and equipment	—	1,824	7,622	1,168
(Gain)/loss from equity method investments	(1,710)	136	(1,349)	(207)
Impairment loss on long-term investments	—	—	882	135
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(92,291)	(39,769)	63,692	9,761
Deferred costs	(229,007)	(121,668)	120,683	18,495
Right-of-use asset	—	(38,805)	110,114	16,876
Deferred tax assets	—	(85,513)	72,498	11,111
Other non-current assets	(4,286)	3,446	88	13
Accrued expenses and other current liabilities	214,697	25,216	172,210	26,392
Deferred revenue	1,175,597	(57,255)	(204,327)	(31,314)
Lease liabilities	—	49,253	(93,242)	(14,290)
Deferred tax liabilities	—	87,954	(72,734)	(11,147)
Other non-current liabilities	14,864	(3,394)	(3,805)	(583)
Net cash generated from/(used in) operating activities	180,543	(533,547)	(188,641)	(28,911)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for equity method investments	(25,000)	(10,153)	(25,400)	(3,893)
Cash received from investee due to capital reduction	—	—	1,800	276
Purchase of short-term investments	(4,352,103)	(2,108,820)	(2,195,567)	(336,485)
Proceeds from maturity of short-term investments	3,708,810	2,905,788	1,895,897	290,559
Acquisition of property and equipment	(517,763)	(24,756)	(12,429)	(1,905)
Acquisition of intangible assets	(665)	(780)	(880)	(135)
Acquisition of land use right	—	—	(13,655)	(2,093)
Proceeds from disposal of property and equipment	—	652	25	4
Loan to employees	—	(33,085)	—	—
Repayment of loan to employees	—	700	903	138
Net cash (used in) / generated from investing activities	(1,186,721)	729,546	(349,306)	(53,534)
CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due from related parties	253,672	—	—	—
Proceeds from initial public offering, net of issuance cost of 80,128	1,109,517	—	—	—
Payment for share repurchase	(33,971)	(31,650)	(26,579)	(4,073)
Proceeds from bank loans	260,000	—	—	—
Repayment of bank loans	(1,875)	(32,500)	(32,500)	(4,981)
Net cash generated from / (used in) financing activities	1,587,343	(64,150)	(59,079)	(9,054)
Effect of exchange rate changes	108,186	21,567	(44,490)	(6,818)
Net increase/(decrease) in cash and cash equivalents	689,351	153,416	(641,516)	(98,317)
Cash and cash equivalents at beginning of the year	559,459	1,248,810	1,402,226	214,901
Cash and cash equivalents at end of the year	1,248,810	1,402,226	760,710	116,584
Supplemental schedule of non-cash investing activities:
Payables for leasehold improvement and intangible assets	7,194	6,818	7,142	1,095
Payables to acquire buildings	61,540	61,540	61,540	9,431
Supplemental disclosure of cash flow information:
Interest paid	1,099	15,316	11,782	1,806
Income tax paid	—	—	18	3

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Sunlands Technology Group (the “Company” or “Sunlands Technology”) was incorporated under the laws of the Cayman Islands on September 18, 2015. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing online education services in the People’s Republic of China (“PRC”).

As of December 31, 2020, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands Online Education HK Limited ("Sunlands HK")	October 6, 2015	HongKong	100%	Investment holding
Wuhan Studyvip Online Education Co., Ltd. ("Wuhan Zhibo")	August 2, 2017	PRC	100%	Provision of technical consultation and services
Tianjin Studyvip Education Co., Limited ("Tianjin Sunlands")	July 31, 2017	PRC	100%	Provision of technical consultation and services
Wuhan Shangde Online Education Technology Co., Ltd.	June 25, 2019	PRC	100%	Provision of education services

Variable interest entities ("VIEs"):
Beijing Shangde Online Education Technology Co., Ltd. ("Beijing Sunlands")	September 27, 2013	PRC	N/A*	Investment holding and provision of education services
Tianjin Shangde Online Education Technology Co., Ltd. ("Tianjin Shangde")	March 21, 2018	PRC	N/A*	Provision of education services

VIEs’ subsidiaries:
Beijing Shangzhi Jiaye Education Technology Co., Ltd.	March 13, 2012	PRC	N/A*	Provision of education services
Beijing Shangren Chongye Education Technology Co., Ltd.	September 27, 2013	PRC	N/A*	Provision of education services
Guangzhou Shangzhi Side Education Technology Co., Ltd.	September 28, 2017	PRC	N/A*	Provision of education services

* These entities are controlled by the Company pursuant to the contractual agreements disclosed below.

(1)	The English names are for identification purpose only.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, valuation allowance for deferred tax assets, the variable consideration to be earned for certain online courses and impairment of long-term assets. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, and VIEs and VIEs’ subsidiaries. All intercompany transactions and balances were eliminated upon consolidation.

The VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing telecommunications value-added services in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, the Company’s wholly owned subsidiaries in the PRC, as foreign invested companies, may be deemed to be telecommunications value-added services providers in the PRC. To comply with these foreign ownership restrictions, the Company operates its online education services partially through its VIEs and their subsidiaries, in the PRC. The Company through its wholly owned subsidiaries ("WFOEs") located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders. Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity's economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

As of December 31, 2020, the Group’s VIEs that are material to the Group’s business and operations are Beijing Sunlands and Tianjin Shangde.

•	Agreements that transfer economic benefits to the Company

Exclusive Technical Consultation and Service Agreement

Under the exclusive technical consultation and service agreement among WFOEs, and VIEs and the subsidiaries of VIEs, WFOEs have the exclusive right to provide, among other things, technical consultation and services to VIEs and VIEs’ subsidiaries, and VIEs and VIEs’ subsidiaries agree to accept all the consultation and services provided by WFOEs. Without WFOEs’ prior written consent, VIEs and VIEs’ subsidiaries are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, WFOEs have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. VIEs and VIEs’ subsidiaries agree to pay a quarterly service fee to WFOEs at an aggregate amount of a certain percentage ranging from 10% to 100% of VIEs and VIEs’ subsidiaries’ monthly revenue. Unless terminated by WFOEs, this agreement will remain effective until the dissolution of VIEs and VIEs’ subsidiaries. Without WFOEs’ prior written consent, VIEs and VIEs’ subsidiaries do not have the right to terminate this exclusive technical consultation and service agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

•	Agreements that transfer economic benefits to the Company – continued

Business Operation Agreement

Under the business operation agreement each of VIEs, VIEs' subsidiaries and the shareholders of VIEs confirmed and agreed that, without WFOEs’ prior written consent, it shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of VIEs and VIEs' subsidiaries, including but not limited to sale or purchase of any assets or rights exceeding RMB50, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. VIEs, VIEs' subsidiaries and the shareholders of VIEs shall accept and execute opinions and instructions of WFOEs in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of VIEs shall elect or appoint the candidates recommended by WFOEs as VIEs’ directors and supervisors, and procure the appointment of VIEs’ chairman of the board and senior management pursuant to WFOEs’ designation. The agreement also provides that if any of the agreements among WFOEs, VIEs and the VIEs' subsidiaries is terminated, WFOEs are entitled to terminate all of the other agreements among themselves, VIEs and VIEs' subsidiaries. This agreement will remain binding until dissolution of VIEs and all the VIEs' subsidiaries.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement among WFOEs, the shareholders of VIEs and the subsidiaries of VIEs, the shareholders of VIEs pledged all of their equity interests in VIEs to WFOEs as security for performance of the obligations of VIEs and their shareholders under the exclusive technical consultation and service agreements, the option agreement and the business operation agreement. The shareholders of VIEs shall instruct VIEs not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, WFOEs may exercise the right to enforce the pledges after giving a notice of default to the shareholders of VIEs. WFOEs may assign any and all of its rights and obligations under equity interest pledge agreement to their designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of VIEs and their successors and shall be valid with respect to the shareholders of VIEs and each of their successors.

•	Agreements that provide the Company effective control over VIEs

Option Agreement

Pursuant to the option agreement among WFOEs, VIEs and the shareholders of VIEs, each of the shareholders irrevocably granted WFOEs a right to purchase or designate a third party to purchase, equity interests in VIEs then held by each shareholder at once or at multiple times at any time in part or in whole at WFOEs’ sole and absolute discretion to the extent permitted by PRC law. The shareholders of VIEs shall promptly surrender all considerations they received from the exercise of the options to WFOEs or the designated third party free of charge. Without WFOEs’ prior written consent, the shareholders of VIEs shall not, individually or collectively, make or procure VIEs to make any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of VIEs. Without WFOEs’ prior written consent, VIEs shall not enter into any contract exceeding RMB50, except the contracts in the ordinary course of the business. VIEs shall not be dissolved or liquidated without prior written consent by WFOEs. The shareholders of VIEs waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of VIEs to WFOEs as instructed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

•	Agreements that provide the Company effective control over VIEs – continued

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of VIEs, the shareholders of VIEs each irrevocably authorized WFOEs to act on their respective behalf as exclusive agent and attorney with respect to all rights of shareholders concerning all equity interests held by each of them in VIEs, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on behalf of, exercise all the shareholder’s rights and VIEs’ articles of association (including but not limited to voting rights and the sale, transfer, pledge, or dispose of all equity interests held in part or in whole), and designate and appoint on their respective behalf the president, directors, supervisors, chief executive officer, chief financial officer and other senior management members of VIEs.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of the general partners of entities as the shareholders of VIEs, the signing spouse confirmed and agreed that the equity interests of VIEs are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of VIEs held by their spouses.

As a result of the contractual arrangements above, WFOEs bear the economic risks and receive the economic benefits of the VIEs and are the primary beneficiary of the VIEs. Therefore, the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

VIEs and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•

VIEs and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

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

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs  and their subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and their shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

The following financial information of the VIEs and their subsidiaries as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the Company, its subsidiaries, its VIEs and VIEs' subsidiaries:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	69,539	59,929
Short-term investments	38,990	227,560
Prepaid expenses and other current assets	106,568	55,493
Total current assets	284,887	379,715
Right-of-use assets	340,302	310,946
Total non-current assets	776,783	687,722
Total assets	1,061,670	1,067,437
Accrued expenses and other current liabilities	209,727	175,900
Deferred revenue, current	1,162,938	435,254
Lease liabilities, current	22,659	15,833
Total current liabilities	1,395,324	626,987
Deferred revenue, non-current	1,096,482	468,577
Lease liabilities, non-current	358,467	340,763
Total liabilities	2,854,823	1,439,665

As of December 31, 2019 and 2020, the VIEs and VIEs' subsidiaries accounted for an aggregate of 26.8% and 32.7% of the Group's consolidated total assets, respectively, and 60.6% and 32.2% of the Group's consolidated total liabilities, respectively.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	1,973,985	2,049,461	1,042,693
Net income/(loss)	393,063	590,728	(446,621)
Net cash generated from/(used in) operating activities	1,448,005	(480,084)	(1,663,110)
Net cash (used in)/generated from investing activities	(315,198)	522,104	(214,045)
Net cash generated from financing activities	8,018	—	—

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

Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries, the VIEs and VIEs’ subsidiaries is RMB.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and transactions – continued

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in the consolidated statements of operations.

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and term deposits, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Short-term investments

Short-term investments include wealth management products purchased from financial institutions which have original maturities of less than one year and are restricted as to withdrawal and use. The Group classifies such wealth management products as held-to-maturity securities. The Group reviews its held-to-maturity securities for impairment whenever an event or circumstance indicates that impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its held-to-maturity securities. An impairment charge is recorded in the consolidated statements of operations if the carrying amount of an investment exceeds the investment’s fair value and such excess is determined to be other-than-temporary.

For investment products with variable interest rates and unsecured principal and no restriction on withdrawal, the Group elects the fair value option to record them at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are recorded in the consolidated statements of operations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Land use right, net

Land use right is recorded at cost less accumulated amortization and amortized on a straight-line basis over the term of the land certificate of 50 years.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2018, 2019 and 2020.

Revenue recognition

The Group follows five steps for its revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue is reported net of discount, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

For online education services, the Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group's integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 30 months and 9 months, respectively, for the year ended December 31, 2020.

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

For certain online courses, the Group provided students the right to apply for refund or cash incentive if certain pre-agreed conditions are achieved. The Group estimated the variable consideration to be earned to the extent it was probable that a significant reversal of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration was resolved and recognized revenue over time from the registration day to the day on which the service period ended on a straight line basis. The Group's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price were based largely on an assessment of the Group's anticipated performance and all information (historical, current and forecasted) that was reasonably available.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

Online education services-continued

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

Commission revenue

The Group earns commission revenue by providing referral services to third party institutions. Commission revenue is recognized at the point in time when the referred students complete registration at the third party institutions, by when the performance obligation of the Group is satisfied.

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

Since January 2020, in accordance with Announcement of the Ministry of Finance and the State Taxation Administration [2020] No.8, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted for the year ended December 31, 2020. The VAT exemption is recorded as other income in the consolidated statements of operations in the year ended December 31, 2020.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Advertising expenditure

Advertising expenditure, mainly including search engine marketing and mobile marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB983,012, RMB937,145 and RMB1,090,933 for the years ended December 31, 2018, 2019 and 2020, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries and benefits for sales and marketing personnel, (ii) search engine marketing and mobile marketing expenses and other advertising expenses, (iii) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities.

Leases

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

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Whereas for the government subsidies with future performance obligations, the Group recognizes those as liabilities when received until the performances obligations have been met at which time, those are recognized as other income. Government subsidies received and recorded as other income amounted to RMB28,688, RMB14,692 and RMB37,727 for the years ended December 31, 2018, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

As the Company was loss making for the years ended December 31, 2018, 2019 and 2020, the effect of potential issuances of shares for the share options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

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

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB259,612 and RMB131,810, which were denominated in RMB at December 31, 2019 and 2020, representing 18.5% and 17.3% of the cash and cash equivalents at December 31, 2019 and 2020, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and receivables from third party payment agencies. The Group places its cash and cash equivalents and short-term investments in financial institutions with high credit ratings.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)", which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities and financial instruments and provides certain alternatives for the measurement of the allowance for credit losses on accrued interest receivable. The Group adopted the new standard on January 1, 2020, which did not result in a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Group adopted the new standard on January 1, 2020, which did not result in a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities ("VIE"). The guidance was issued in response to stakeholders' observations that Topic 810, Consolidation, could be improved in the areas of applying the VIE guidance to private companies under common control and in considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The new standard will become effective for the Group beginning January 1, 2020, with early adoption permitted, and must be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Group adopted the new standard on January 1, 2020, which did not result in a material impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group does not expect any material impact of this update on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

3.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Held-to-maturity investments (1)	10,004	330,624
Variable-rate financial instruments (2)	207,636	187,191
Total	217,640	517,815

(1)

The Group purchased wealth management products from financial institutions and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximate their amortized costs due to their short term nature.

(2)

Variable-rate instruments represent financial products with variable interest rates and unsecured principal but no restriction on withdrawal. The Group elects the fair value option to record them at fair value in accordance with ASC 825 Financial Instruments.

No impairment loss was recognized for short-term investments for the three years ended December 31, 2018, 2019 and 2020.
4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Prepaid and input VAT	120,376	38,890
Prepaid marketing expenses	16,192	25,913
Prepaid expenses (1)	21,896	16,125
Interest receivables	1,737	6,536
Deposits (2)	8,929	4,381
Receivables from third-party payment agencies	4,367	19,162
Staff advances	751	374
Others	6,633	6,256
Total	180,881	117,637

(1)	Represented the prepaid expenses for telecommunications, network, property management fee and software usage fee.
(2)	Represented rental deposits, deposits for search engine marketing activities and deposits for leasehold improvement of buildings which all being refundable within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.	DEFERRED COSTS

Deferred costs primarily consist of the incremental sales commission and service fee relating to obtaining of customers contract which is expected to be recovered and is capitalized pursuant to ASC340-40. The capitalized sales commission is amortized in the same manner the related revenue being recognized.

The movements of deferred costs for the years ended December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Beginning balances (current and non-current)	327,267	449,069
Additions	440,495	214,181
Amortizations	(318,693)	(334,864)
Accumulated impairments	(134)	(134)
Ending balances (current and non-current)	448,935	328,252
Deferred costs, current	243,447	158,092
Deferred costs, non-current	205,488	170,160

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Buildings (1)	480,271	480,271
Leasehold and buildings improvement	106,377	106,712
Electronic and office equipment	35,049	35,306
Total cost	621,697	622,289
Less: Accumulated depreciation	(76,022)	(111,197)
Property and equipment, net	545,675	511,092

(1)

In 2017, the Group purchased two buildings in Wuhan (Building A and B) and one building in Guangzhou (Building C) with a total consideration of RMB480,271. RMB60,000 of the consideration was paid by a mortgage loan provided by a PRC bank in August 2018 (Note 13).

Depreciation expenses were RMB24,930, RMB36,250 and RMB39,574 for the years ended December 31, 2018, 2019 and 2020, respectively.
7.	INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Computer software	3,757	4,394
License	780	780
Less: Accumulated amortization	(3,361)	(3,963)
Intangible assets, net	1,176	1,211

Amortization expenses were RMB848, RMB973 and RMB602 for the years ended December 31, 2018, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.	INTANGIBLE ASSETS, NET - continued

The intangible assets amortization expenses for each of the following fiscal years are as follows:

Amortization
RMB
2021	467
2022	368
2023	245
2024	131
2025	—
Total	1,211

8.	LAND USE RIGHT, NET

The balance of land use right consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Land use right	—	13,655
Less: Accumulated amortization	—	(91)
Land use right, net	—	13,564

The Group acquired a land use right at total cost of RMB13,655 for approximately 33,599 square meters of land in Wuhan, Hubei on October 28, 2020, for the development of office space.

According to land use right policy in the PRC, the Group has a 50-year use right over the land in Wuhan, which is used as the basis for amortization.

The Group recorded amortization expenses of nil, nil and RMB91 for the years ended December 31, 2018, 2019 and 2020, respectively. Future amortization expense is RMB273 per year for each of the next five years through December 31, 2025 and thereafter.
9.	LONG-TERM INVESTMENTS

The Group made investments in three limited partnerships and a private company, and accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group reviewed the investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group recorded its shares of gain at RMB1,710, loss at RMB136 and gain at RMB1,349 in these investments for the years ended December 31, 2018, 2019 and 2020, respectively. The Group recorded nil, nil, and RMB882 impairment loss for its long-term investments for the years ended December 31, 2018, 2019, and 2020, respectively. The long-term investment committed but not yet paid amounted to RMB9,840 as of December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Prepayment to acquire a building (1)	404,725	404,725
Employee loans (2)	32,385	28,902
Rental deposits (3)	9,326	9,735
Others	1,203	1,266
Total	447,639	444,628

(1)

The amount represented the prepayment for a building (Building D) in Wuhan and the building was not ready for intended use as of December 31, 2020. RMB200,000 of the prepayment was made through a mortgage loan provided by a PRC bank in November 2018 (Note 13).

(2)

In 2019, the Group approved an employee benefit program under which eligible employees can apply for loans from the Group at prevailing interest rates. Upon maturity, the loans can be repaid by cash or the Company's ordinary shares held by those employees based on prevailing market price at the settlement date.

(3)	The amount represented office and enrollment centers’ rental deposits under the lease contracts, which are not refundable within one year.
11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Refund liability (1)	128,478	232,859
Salary and welfare payables	113,945	171,520
Accrued marketing expenses	51,796	108,957
Payables to educational institutions (2)	23,071	24,452
Advanced deposits (3)	11,681	20,137
Other tax liabilities	15,263	15,537
Accrued service fees (4)	69,932	13,020
Payables for leasehold improvement and intangible assets	6,818	7,142
American Depositary Receipt commission - within one year	3,526	3,304
Other payables	10,715	10,861
	435,225	607,789

(1)	Refund liability represented the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy.
(2)	The balance represented tuition fees collected from the students for their registrations with educational institutions.
(3)	Advanced deposits primarily included down payments paid by prospective students before contracts signing.
(4)	The balance represented accrued expenses for outsourced service providers and other professional services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.	REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2018, 2019 and 2020, all of the Group’s revenues were generated in the PRC, and the disaggregated revenues by types were as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Disaggregation of revenues
Revenue by types:
Gross revenues:
Degree- or diploma-oriented post-secondary courses	1,814,178	2,021,990	1,904,957
Professional certification preparation and professional skills courses	161,366	155,370	268,118
Subtotal Online educational courses	1,975,544	2,177,360	2,173,075
Commissions	6,374	15,381	19,985
Others	587	8,100	11,286
Total revenues	1,982,505	2,200,841	2,204,346
Less: sales tax and surcharges	(8,520)	(6,939)	(555)
Total net revenues	1,973,985	2,193,902	2,203,791

The movements of the deferred revenue for the years ended December 31, 2019 and 2020 were as follows (1):

	As of December 31,
	2019	2020
	RMB	RMB
Beginning balance (current and noncurrent)	3,286,025	3,228,770
Additions	2,236,638	2,246,023
Deductions	(2,293,893)	(2,450,350)
Ending balance (current and noncurrent)	3,228,770	3,024,443
Deferred revenue, current	1,670,076	1,463,165
Deferred revenue, non-current	1,558,694	1,561,278

(1)	Amounts presented are inclusive of VAT (see VAT in Note 2).

Deferred revenue primarily consists of educational service fees received from customers for which the Group’s revenue recognition criteria have not been met. Deferred revenue balance will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2019 and January 1, 2020 were substantially all recognized as revenue during the years ended December 31, 2019 and 2020, respectively.

The Group’s remaining performance obligations, representing the amount of the transaction price for which service has not been provided, is substantially included in the deferred revenue account on the consolidated financial statements and the related disclosures. As of December 31, 2020, the deferred revenue balance was RMB3,024,443, of which RMB1,463,165 and RMB1,249,613 will be recognized as revenue over the next 12 and 24 months, respectively, with the remainder of RMB311,665 recognized thereafter.
13.	LONG-TERM DEBT

On August 29, 2018 and November 21, 2018, the Group entered into two loan agreements with a PRC bank to obtain mortgaged bank loans totaling to RMB260,000 for the purchase of Building A and Building D in Wuhan. The loans are secured by pledging Building A and Building D and are repaid in equal instalment every three months with maturity term in 8 years. The annual interest rate is 1.472% on top of base rate of one-year interest rate released by the People's Bank of China. The Group repaid RMB1,875, RMB32,500 and RMB32,500 for the principals of loans during the years ended December 31, 2018, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

On August 29, 2018, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On November18, 2019, the Company’s Board of Directors approved the extension of the repurchase program to August 23, 2020. 1,127,055 ADSs, 1,297,363 ADSs and 4,097,105 ADSs (equivalent to 45,082, 51,895 and 163,884 Class A ordinary shares, respectively) were repurchased for the years ended December 31, 2018, 2019 and 2020 at a total consideration of RMB34,828, RMB30,793 and RMB26,579, respectively. The repurchased shares were presented as treasury stock on the consolidated balance sheets as of December 31, 2019 and 2020.

During the year ended December 31, 2019 and 2020, 6,600 and 148,438 Class C ordinary shares were converted into 6,600 and 148,438 Class A ordinary shares, respectively.
15.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measures variable-rate financial instruments at fair value on a recurring basis. Variable-rate financial instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place.

As of December 31, 2019 and 2020, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2019	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable-rate financial instruments	207,636	—	207,636	—
Total	207,636	—	207,636	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.	FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a recurring basis-continued

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2020	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable-rate financial instruments	187,191	—	187,191	—
Total	187,191	—	187,191	—

Measured or disclosed at fair value on a non-recurring basis

The Group measures long-term investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Refer to Note 9 for impairment on long-term investments.

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

Options

No options were granted during the years ended December 31, 2018, 2019 and 2020. A summary of option activities during the year ended December 31, 2020 were presented below:

			Weighted- average		Weighted-
		Weighted-	remaining	Aggregated	average
	Number of	average	contractual	intrinsic	grant date
Share options	shares	exercise price	term(years)	value	fair value
		RMB		RMB	RMB
Outstanding, December 31, 2019	46,631	560.95	7.81	—	271.90
Forfeited	(7,406)	560.95	—	—	271.90
Outstanding, December 31, 2020	39,225	560.95	6.81	—	271.90

Non-vested Shares

On May 17, 2018, the Company’s Board of Directors approved to award certain independent directors for their services rendered for the year ended December 31, 2018. The awards were settled by issuing a variable number of the Company's shares valued at RMB1,100 and the share number is determined by dividing RMB1,100 by the average closing price during certain periods of time. The Group accounted for the awards to the independent directors as share-based compensation classified as liabilities for the year ended December 31, 2018.

On August 1, 2020, the Company granted 80,000 nonvested shares to two employees which were vested immediately and a compensation expense of RMB 27,898 was recorded for the year ended December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	SHARE INCENTIVE PLAN - continued

Total share-based compensation expense of share-based awards granted to employees, certain directors and management recognized for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	314	317	146
Sales and marketing expenses	773	674	14,278
General and administrative expenses	2,764	1,979	15,324
	3,851	2,970	29,748

As of December 31, 2020, the unrecognized share-based compensation expenses related to share options were RMB3,264, which are expected to be recognized over a weighted average period of 1.2 years.
17.	LEASES

Operating leases

The Group's leases consist of operating leases for administrative office spaces and enrollment centers in different cities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. As of December 31, 2020, the Group did not have additional operating leases that have not yet commenced. As of December 31, 2020, the Group had no long-term leases that were classified as a financing lease. Short-term lease cost for the year ended December 31, 2020 was immaterial.

For the years ended December 31, 2019 and 2020, no variable lease cost was recognized in the consolidated financial statements of the Group.

	Year ended December 31, 2019	Year ended December 31, 2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	85,717	72,698
Noncash changes in right-of-use assets from new lease obligations and lease modification:
Operating leases	126,099	(24,720)
Weighted average remaining lease term
Operating leases	12.2 years	12.0 years
Weighted average discount rate
Operating leases	6.7%	7.4%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2020:

RMB
2021	29,800
2022	29,553
2023	32,778
2024	37,343
2025	43,538
2026 and thereafter	679,807
Total future lease payments	852,819
Less: Imputed interest	289,579
Total lease liability balance	563,240

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.	LEASES - continued

Operating leases - continued

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2018, 2019 and 2020, the total rental expenses for all operating leases amounted to RMB107,331, RMB96,165 and RMB91,814, respectively, recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expenses on the consolidated statements of operations.
18.	INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

The Company’s subsidiary, Sunlands HK is located in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by Sunlands HK will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2018, 2019 and 2020.

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

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss before income tax expenses	(928,660)	(392,589)	(432,573)
Income tax expenses computed at applicable tax rates of 25%	(232,165)	(98,147)	(108,143)
Non-deductible and super deduction expenses	(8,013)	(40,711)	769
Effect of tax holidays and tax rate difference	64,029	22,595	52,027
Change in valuation allowance	176,149	118,703	55,111
Income tax expenses/(benefit)	—	2,440	(236)

If the tax holidays granted to Beijing Sunlands were not available, the Group’s income tax expenses would have been nil, which would have no impact on the basic and diluted net loss per ordinary share attributable to the Company, for the three years ended December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.	INCOME TAXES - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Accrued expenses	6,511	3,599
Advertising expenses carry-forwards	58,288	38,652
Net operating loss carry-forwards	525,305	530,466
Total deferred tax assets	590,104	572,717
Less: valuation allowance	(504,591)	(559,702)
Deferred tax assets, net	85,513	13,015
Deferred tax liabilities
Deferred costs	(87,954)	(15,220)
Total deferred tax liabilities	(87,954)	(15,220)

As of December 31, 2020, the Company’ subsidiaries, VIEs and VIEs’ subsidiaries registered in the PRC have total net operating loss carry forwards of RMB3,305,732, which would expire on various dates through December 31, 2022 to December 31, 2030.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

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
19.	NET LOSS PER SHARE

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss attributable to Sunlands Technology Group used in basic and diluted net loss per share:
Net loss attributable to ordinary shareholders	(927,022)	(394,817)	(430,542)
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per share	6,294,870	6,830,058	6,754,134
Net loss per share
Basic and diluted	(147.27)	(57.81)	(63.74)

Given the Company's loss making position for the years ended December 31, 2018, 2019 and 2020, the effect of potential issuances of shares for share options would be anti-dilutive:

(1)	51,831 share options were not considered in the computation of diluted net loss per share for the year ended December 31, 2018.
(2)	46,631 share options were not considered in the computation of diluted net loss per share for the year ended December 31, 2019.

(3)39,225 share options were not considered in the computation of diluted net loss per share for the year ended December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES

Investment commitment

The Group was obligated to pay RMB9,840 for the long-term investments as of December 31, 2020.

Contingencies

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

In June 2019, the Company, and certain of its current and former directors and officers and its underwriters in the initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York. Amended complaints in this class action were filed in November 2019. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that the Company's registration statement on Form F-1 in connection with the March 2018 initial public offering contains material misstatements and omissions in violation of the U.S. federal securities laws. The Company filed a motion to dismiss the action in March 2020, which was denied by an order dated March 31, 2021. The Company believes that the allegations are without merit and intends to defend itself vigorously against those claims. It is not possible at this time to reasonably estimate possible losses, or even a range of reasonably possible losses, in connection with the litigation.
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

For the years ended December 31, 2018, 2019 and 2020, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. The Group has one operating segment, which is the provision of online education service. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.
22.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB228,376, RMB182,132 and RMB111,677, for the years ended December 31, 2018, 2019 and 2020, respectively.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

23.RESTRICTED NET ASSETS - continued

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,535,678 as of December 31, 2020.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	1,125,048	627,436	96,159
Prepaid expenses and other current assets	1,244	7,832	1,200
Amounts due from subsidiaries	1,093,781	1,393,817	213,612
Total current assets	2,220,073	2,029,085	310,971
Non-current assets
Other non-current assets	26,849	23,705	3,633
Total non-current assets	26,849	23,705	3,633
TOTAL ASSETS	2,246,922	2,052,790	314,604

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	6,942	10,822	1,659
Total current liabilities	6,942	10,822	1,659
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	2,970,297	3,249,408	497,994
Other non-current liabilities	7,834	4,029	617
Total non-current liabilities	2,978,131	3,253,437	498,611
TOTAL LIABILITIES	2,985,073	3,264,259	500,270

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,830,183 and 1,978,621 shares issued as of December 31, 2019 and December 31, 2020, respectively; 1,728,006 and 1,792,560 shares outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,258,686 and 4,110,248 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,363,999	2,367,168	362,784
Accumulated other comprehensive income	142,435	96,490	14,788
Accumulated deficit	(3,244,587)	(3,675,129)	(563,238)
TOTAL SHAREHOLDERS’ DEFICIT	(738,151)	(1,211,469)	(185,666)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,246,922	2,052,790	314,604

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues	(475)	(317)	(163)	(25)
Gross profit	(475)	(317)	(163)	(25)
Operating expenses
Sales and marketing expenses	(820)	(674)	(14,278)	(2,188)
General and administrative expenses	(15,335)	(22,850)	(61,500)	(9,425)
Total operating expenses	(16,155)	(23,524)	(75,778)	(11,613)
Loss from operations	(16,630)	(23,841)	(75,941)	(11,638)
Interest income	33,525	38,331	14,880	2,280
Profit/(loss) before income tax expenses	16,895	14,490	(61,061)	(9,358)
Income tax expenses	—	—	—	—
Loss from investment in subsidiaries	(943,781)	(409,307)	(369,481)	(56,625)
Net loss	(926,886)	(394,817)	(430,542)	(65,983)

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net loss	(926,886)	(394,817)	(430,542)	(65,983)
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	127,586	23,608	(45,945)	(7,041)
Total comprehensive loss	(799,300)	(371,209)	(476,487)	(73,024)

.ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(926,886)	(394,817)	(430,542)	(65,983)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	3,851	2,970	29,748	4,559
Loss from investment in subsidiaries	1,032,235	413,496	279,111	42,776
Amounts due to subsidiaries	(185,537)	(398,587)	(300,036)	(45,983)
Prepaid expenses and other current assets	(19,276)	18,032	(5,635)	(864)
Other non-current liabilities	11,228	(3,394)	(3,805)	(583)
Accrued expenses and other current liabilities	4,231	1,531	3,880	595
Net cash used in operating activities	(80,154)	(360,769)	(427,279)	(65,483)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(814,539)	—	(120,107)	(18,407)
Proceeds from maturity of short-term investments	396,852	436,228	120,107	18,407
Loan to employees	—	(26,849)	—	—
Repayment of loan to employees	—	—	563	86
Net cash (used in)/ generated from investing activities	(417,687)	409,379	563	86
CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due from related parties	245,654	—	—	—
Payment for share repurchase	(33,971)	(31,650)	(26,579)	(4,073)
Proceeds from initial public offering, net of issuance cost of 80,128	1,109,517	—	—	—
Net cash generated from/(used in) financing activities	1,321,200	(31,650)	(26,579)	(4,073)
Effect of exchange rate charges	107,510	21,567	(44,317)	(6,792)
Net increase/(decrease) in cash and cash equivalents	930,869	38,527	(497,612)	(76,262)
Cash and cash equivalents at beginning of the year	155,652	1,086,521	1,125,048	172,421
Cash and cash equivalents at end of the year	1,086,521	1,125,048	627,436	96,159

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	BASIS FOR PREPARATION

The condensed financial information of Sunlands Technology Group has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

2.	INVESTMENTS IN SUBSIDIARIES AND VIES AND VIES' SUBSIDIARIES

The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries, the VIEs and the VIEs’ subsidiaries were reported using the equity method of accounting. The Company’s share of loss from its subsidiaries, the VIEs and the VIEs’ subsidiaries were reported as equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries in the condensed statements of operations.

3.	CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.