Form 20-F
period 2021-12-31
Sunlands Technology Group
filed 2022-04-27
CIK 1723935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                           to                          .

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

Lu Lv, Chief Financial Officer
Building 4-6, Chaolai Science Park,
 No. 36 Chuangyuan Road, Chaoyang District,

Beijing, 100012, the People’s Republic of China

+86-10-52413738

E-mail: lvlu@sunlands.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered

American depositary shares, each two ADSs represent one Class A ordinary share*	STG	The New York Stock Exchange
Class A ordinary shares, par value US$0.00005 per share **

*

Effective from August 31, 2021, the ratio of ADSs representing the Class A ordinary shares changed from each 25 ADSs representing one Class A ordinary share to each two ADSs representing one Class A ordinary share.

**	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,668,872 ordinary shares, comprised of (i) 1,839,553 Class A ordinary shares, par value $0.00005 per share; (ii) 826,389 Class B ordinary shares, par value $0.00005 per share and (iii) 4,002,930 Class C ordinary shares, par value $0.00005 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐    No  ☐

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•	“ADSs” refers to the American depositary shares, each two ADSs representing one of our Class A ordinary shares;
•	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“Class A ordinary shares” refers to Class A ordinary shares, par value US$0.00005 per share;
•	“Class B ordinary shares” refers to Class B ordinary shares, par value US$0.00005 per share;
•	“Class C ordinary shares” refers to Class C ordinary shares, par value US$0.00005 per share;
•	“gross billings” for a given period refers to the total amount of cash received for the sale of course packages net of the total amount of refunds in such period;
•	“number of students” for a given period refers to the total number of orders placed by students which remain in their respective service periods;
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
•

“student loan coverage ratio” is calculated by dividing the amount of tuitions financed by student loans by gross billings. For the purposes of calculating student loan coverage ratios for a particular period, (i) the amount of tuitions financed by student loans is the total value of orders financed by student loans less (a) the amount of loan refunds made during that period; and (b) the interest payments that we made to the credit providers on the loans during that period; and (ii) the value of an order financed by student loans included the amount of down payments made by a student; in 2021, the down payments made by students accounted for approximately 11% of the total value of orders financed by student loans;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
•

“we,” “us,” “our company,” “our Company,” “our Group” and “our,” refer to Sunlands Technology Group, previously known as Sunlands Online Education Group, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs, and VIEs’ subsidiaries; and

•

“variable interest entities” or “VIEs” refers to Beijing Shangde Online Education Technology Co., Ltd., or Beijing Sunlands, Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, Wuhan Hadeliang Online Education Technology Co., Ltd., or Wuhan Hadeliang, Tianjin Shangde Online Education Technology Co., Ltd., or Tianjin Shangde, Wuhan Fangtang Education Technology Co., Ltd., or Wuhan Fangtang, Beijing Zhiziyuanshui Education Technology Co., Ltd., or Beijing Zhiziyuanshui, Beijing Feibian Education Technology Co., Ltd., or Beijing Feibian, and Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding. See “Item 4. Information on the Company—4.A. History and Development of the Company.”

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

Our Holding Company Structure

Sunlands Technology Group is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and consolidated variable interest entities, or the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. This structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIEs are owned by certain nominee shareholders, not us. Most of the nominee shareholders of the VIEs are also beneficial owners of our company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “Sunlands” refers to Sunlands Technology Group and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIEs, “variable interest entities” or “VIEs” refers to Beijing Shangde Online Education Technology Co., Ltd., or Beijing Sunlands, Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, Wuhan Hadeliang Online Education Technology Co., Ltd., or Wuhan Hadeliang, Tianjin Shangde Online Education Technology Co., Ltd., or Tianjin Shangde, Wuhan Fangtang Education Technology Co., Ltd., or Wuhan Fangtang, Beijing Zhiziyuanshui Education Technology Co., Ltd., or Beijing Zhiziyuanshui, Beijing Feibian Education Technology Co., Ltd., or Beijing Feibian, and Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding. The VIEs primarily conduct operations in China. The VIEs are consolidated for accounting purposes but are not entities in which we own equity. Our Company does not conduct operations by ourselves.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 93.4%, 47.3% and 21.4%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIEs, excluding amounts due from other consolidated entities in the our company, equaled to 32.7% and 33.6% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

Impact of Holding Foreign Companies Accountable Act

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Further, the potential enactment of the Accelerating Holding Foreign Companies

Accountable Act would decrease the number of non-inspection years from three years to two. Accordingly, this could happen in 2024 under the current law, or in 2023 if the Accelerating Holding Foreign Companies Accountable Act were enacted. If our ADSs were delisted from the exchange and prohibited from over-the-counter trading in the U.S.,there is no certainty that we will be able to list our ADSs on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

According to the HFCAA Determination Report issued by PCAOB on December 16, 2021, our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Doing Business in China—Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China” for detailed discussion.

3.A.	[Reserved]

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected educational industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding educational industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business

•	If we fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.
•	If we fail to manage our business growth effectively, the success of our business model will be compromised.
•	We have a history of net losses and we may not continue to achieve profitability in the future.
•	If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.
•

We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers and employees and the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

•	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry.
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

Risks Related to Our Corporate Structure

•

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations and rules, or if these laws, regulations and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

•

We rely on contractual arrangements with the VIEs and their respective shareholders for a significant portion of our business operations which may not be as effective as direct ownership in providing operational control.

•	Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
•

Our contractual arrangements are governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC laws, and any disputes would be resolved in accordance with PRC legal procedures.

•	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

•

The approval, filing or other requirements of the China Securities Regulatory Commission, the Cyberspace Administration of China, or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
•

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

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

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•

Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China.

•

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

Risks Related to the ADSs

•	If the market price for our ADSs falls below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the NYSE.
•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
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

Our ability to effectively implement our strategies and manage our business growth will depend on a number of factors, including our ability to: (i) identify and effectively market our products and services in new markets with sufficient growth potential; (ii) develop and improve course offerings and educational contents to make them appealing to existing and prospective students, including working adult students; (iii) maintain and increase our student enrollments; (iv) effectively recruit, train and motivate a large number of new employees, including our faculty members and sales and marketing personnel; (v) successfully implement enhancements and improvements to the systems and platforms; (vi) continue to improve our operational, financial and management controls and efficiencies; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

Our net revenues were RMB2,193.9 million, RMB2,203.8 million and RMB2,507.8 million (US$393.5 million), respectively, in 2019, 2020 and 2021. During the same periods, our gross billings were RMB2,358.5 million, RMB2,350.4 million and RMB1,970.0 million (US$309.1 million), respectively, and our new student enrollments were 363,013, 434,240 and 434,228, respectively. We are seeking to offer a broader range of courses, foster a more social and entertaining learning experience, and use cutting-edge technologies, particularly artificial intelligence, to improve students’ learning experience and outcomes. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that they will achieve the anticipated results or that our gross billings and new student enrollments will not decline in the future due to the risks and uncertainties discussed in this “Item 3.D. Risk Factors.” If we are not able to achieve growth in our gross billings and new student enrollments effectively, or at all, our business and prospects may be materially and adversely affected.

We have a history of net losses and we may not continue to achieve profitability in the future.

We had net losses of RMB395.2 million and RMB431.0 million in 2019 and 2020, respectively, and net profit of RMB212.4 million (US$33.3 million) in 2021. We cannot assure you, however, that we will be able to continue to generate net profits in the future.

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

We rely on our sales and marketing efforts to increase student enrollments. Our sales and marketing expenses primarily include expenses incurred in relation to sales and marketing personnel and marketing spending. We incurred approximately RMB1,792.3 million, RMB2,123.6 million and RMB1,748.4 million (US$274.4 million), respectively, in sales and marketing expenses in 2019, 2020 and 2021.

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

Negative publicity about us and our business, shareholders, affiliates, directors, officers, and teachers and other employees, as well as the industry in which we operate, can harm our operations. We have been exposed to negative publicity concerning refund dispute, administrative penalty, alleged improper or misleading statement made in our sales and marketing activities, and student recruitment for unqualified institutions in the past. For example, we were reported to have recruited students from January 2021 to January 2022 for Morrison University in the state of Nevada. The recruitments were made pursuant to our cooperation with a company in China (the “Partnering Company”) claiming to have obtained authorization from Morrison University. It was revealed that the authorization was inauthentic and Morrison University had no legal right to operate within the state of Nevada. As of the date of this annual report, we are seeking to hold the Partnering Company liable through legal actions. The negative publicity surrounding this incident has and may in the future harm our reputation. We may be involved in disputes with the affected students, especially if we are not able to fulfil our obligations under the agreements between us and the students. While we endeavor to ensure that the overseas institutions with whom we partner are qualified, we cannot assure you that our partnering institutions will timely renew their necessary licenses or qualifications when they become due or that we will be able to identify any unqualified institutions accurately in a timely manner or at all.

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

As of the date of this annual report, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to our lack of a private school operating permit for our online education services. In April 2021, the State Council promulgated the Amended Regulations on the Implementation of Law for Promotion Private Education Law of PRC, or Amended Implementing Rules, which became effective on September 1, 2021. The Amended Implementing Rules provide, among others, that a private school engaging in online education activities using internet technology shall obtain an appropriate private school operating permit. The Amended Implementing Rules, however, do not specify whether an online tutoring service provider like us shall obtain such private school operating permit and what requirements that an online tutoring service provider like us need to satisfy in order to obtain a private school operating permit, nor does it specify which level of government authority has the authority to accept and examine our application for the private school operating permit. According to the Q&A published on the official website of Beijing Municipal Education Commission in April 2020, the education department is only responsible for the registration and approval of institutions providing academic subjects tutoring services for primary and secondary school, and is not responsible for the registration and approval of institutions providing other tutoring services. We cannot assure you that the PRC government will not in the future require us to obtain a private school operating permit. If the PRC government requires us to obtain a private school operating permit or introduces additional amendments and guidelines to expand the coverage of the Amendment or Amended Implementing Rules to explicitly cover online education service providers, and if we fail to do so, we may be subject to fines up to five times the illegitimate gains generated from the provision of training services without a proper license, other administrative sanctions, such as being ordered to refund tuition payments to the students, or criminal liabilities, for our lack of a private school operating permit. We may also be subject to regulatory requirements that are more stringent than the ones currently applicable to us, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require us to obtain and maintain additional licenses and permits, and we may incur substantial expenses or alter or change our business to comply with these requirements. For example, pursuant to the Interim Measures of Wuhan for the Administration of Private Training Institutions promulgated by Wuhan Municipal Government effective on March 15, 2018, private training institutions shall abide by the following provisions with respect of refund fees: (i) if a student requires a refund before the beginning of the course, the institution shall refund all the fees paid to it with deduction of the educational service fees and other fees actually incurred; (ii) if a student requires a refund after the beginning of the course, the institution shall refund the remaining part of the fees after deducting the corresponding proportion of the tuition fees, the fees for collection and management and the relevant taxes and fees in accordance with the proportion of the class hours completed; (iii) where an institution fails to fulfill the commitments with the student, and the student requires a refund, the institution shall refund all the fees paid by the student; and (iv) the institution shall complete the examination and verification within three working days upon the receipt of the refund requirement and shall refund to the student within 30 days. It is uncertain as to whether and how such measures and rules would be applicable to us, and whether any future laws and regulations with respect to the tuition refund requirements for online education service providers like us will be introduced. We have been exposed to refund dispute between us and our students in the past. We cannot assure you that if we are subject to more stringent refund regulatory requirements, we can adjust our refund policy to comply with these requirements on a timely manner, which may cause us more refund disputes with our students and may have a material and adverse effect on our business, operating results and financial condition.

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

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. In addition, on November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that educational mobile app providers shall file their educational mobile apps and that filings of existing educational mobile apps shall be completed before January 31, 2020. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations on Online and Distance Education.” Our educational mobile apps Shangde Jigou and Shangde Zikao had been filed with competent regulatory authority as required under the Opinions on Educational Apps. However, in order to implement the requirements under the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, the education authorities require the re-filing of educational mobile Apps. As of the date of this annual report, we have completed the re-filing procedure of Shangde Zikao and Shangde Jigou. As the Opinions on Educational Apps are relatively new and evolving, we cannot assure you that we are in full compliance with all relevant rules and will be able to complete or maintain such filing in relation with any of our new apps and comply with other regulatory requirements under the Opinions on Educational Apps in a timely manner, or at all. For example, the filings of certain of our educational mobile apps, such as Feibian Jiaoyu,

Jixiang Jiaoyu, Fangtang Youke and Sanjing Shuhua, have not been completed. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be blacklisted by the MOE or its local counterparts and prohibited from submiting any filings for six months, or may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions.

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

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the education industry.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions. Furthermore, on August 18, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion.

As of the date of this annual report, our business, financial condition, results of operations and prospect have not been materially and adversely affected by the scrutiny on the PRC private education industry. It is uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the education industry and apply more stringent social and ethical standards to those promulgated laws, regulations and guidance in the education sector in general. We are closely monitoring the evolving regulatory environment and will make efforts to seek guidance from and cooperate with the government authorities to comply with laws, regulations and policies, if applicable to our business. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that we could be in full compliance with newly promulgated laws and regulations or other applicable laws, regulations and policies in a timely manner, or at all. Failure to regain compliance may subject us to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation.”

We face regulatory risks and uncertainties associated with our teachers’ lack of teaching licenses.

Pursuant to the Amended Implementing Rules and the Implementation Rules, the teachers employed by a for-profit private school shall obtain the teaching licenses or relevant professional skill qualifications required by PRC laws and regulations, although the definition or the scope of the “relevant professional skill qualifications” is not explicitly stated in the Implementation Rules. A substantial majority of our teachers currently do not hold teaching licenses.

As of the date of this annual report, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses. The current PRC laws and regulations, including the Amendment, the Amended Implementing Rules and the Implementation Rules, remain unclear as to whether the teachers of an online education service provider who provides non-diploma post-secondary and professional education like us are required to obtain and hold teaching licenses. We cannot assure you that the PRC government authorities will not take a contrary view. In the event that in the future our teachers are required by laws to obtain teaching licenses, we cannot assure you that they can meet the requirements for applying for teaching licenses. If our teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, we may be ordered to rectify such noncompliance or subject to penalties under the then-effective PRC laws and regulations, in which case our business may be disrupted, and our financial condition, reputation and prospects would be materially and adversely affected.

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

One of our subsidiaries, Wuhan Shangde, has registered “online educational training” in its authorized scope of business. However, the VIEs, and certain of their operating subsidiaries currently do not include “occupational training” and “educational facilitation services” in their authorized scope of business. Based on our consultation with the competent government authorities in Beijing, such government authorities currently may not accept applications for inclusion of “occupational training,” “educational facilitation services” or similar items in the scope of business of companies that do not hold a private school operating permit. For additional information about the private school operating permit, see “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.” Even if our application were to be accepted, there is no assurance that it will be approved by the government authorities in a timely fashion, or at all. If it comes to the attention of the government authorities that the VIEs and their operating subsidiaries are operating beyond their respective authorized scope of business, we may be subject to fines, confiscation of the gains derived from the noncompliant operations, or may be required to cease the VIEs’ noncompliant operations. In addition, we deliver courses in live streaming format on our proprietary live streaming platform which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Internet Live Streaming Services.”

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

In 2015, we launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 18 months. Under the cooperation agreement between us and each credit provider, we are obligated to pay the full amount of interest payable under a loan, as financial service fees, to the credit provider. We do not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2019, 2020 and 2021, our student loan coverage ratio was 70.4%, 54.9% and 24.8%, respectively. For the same periods, we made interest payments of RMB118.0 million, RMB83.3 million and RMB36.9 million (US$5.8 million), respectively, to the credit providers.

As part of our long-term sales and marketing strategy, we plan to continue to make the interest payments for our students under their loans and pay service fees to the credit providers, which may place significant strains on our financial resources. We may be subject to risks associated with an increase in interest rates to the extent that we continue to make interest payments for the loans taken by our students. If we cease to do so due to increases in interest rates or for other reasons, our course packages may become more costly for our students to purchase, which could in turn negatively impact our business, financial condition and reputation.

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

To the extent we rely on certain types of course offerings to generate revenues, we will subject to concentration risks, including risks resulting from changes in government policies.

Our reliance on certain types of course offerings may expose us to concentration risks. For example, we have historically relied on our Self-taught Higher Education Examination, or the STE course offerings, namely post-secondary courses designed for students pursuing associate diplomas or bachelor’s degrees by taking the STE exams, to generate revenues. In 2019, 2020 and 2021, our STE courses accounted for approximately 80.5%, 66.8% and 41.3% of our net revenues, respectively, and approximately 75.1%, 53.1% and 18.4% of our gross billings, respectively. During the same periods, our STE course offerings accounted for approximately 75.4%, 46.2% and 19.8%, respectively, of our new student enrollments.

If there are significant reductions in the perceived value of degrees or diplomas our students are pursuing through any of the courses we are offering, or if the PRC government releases substantial updates to the requirements or formats of the exams that our course offerings are designed for and we are unable to upgrade our course or educational content offerings to address such developments in a timely manner, the demand for and attractiveness of our course offerings may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

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

In the ordinary course of our business and in particular in connection with conducting sales and marketing activities with our existing and prospective students as well as the utilization of our AI-powered personalized study programs, we collect and utilize data supplied by our users. We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our users in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims and administrative penalties that could impact our operating results.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 17, 2021, the State Council promulgated the Regulations on Critical

Information Infrastructure Security Protection, which became effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which came into effect on November 1, 2021. On November 11, 2021, the CAC published for public comment the Regulations on Cyber Data Security Management (Draft for Comments), or the Draft Cyber Data Security Regulations. The Draft Cyber Data Security Regulations stipulates that the data processing operators listed overseas shall conduct an annual data security assessment by themselves or a data security service institution, and submit the annual data security assessment report of the previous year to the competent cybersecurity authority before January 31 of each year. As of the date of this annual report, the Draft Cyber Data Security Regulations was not formally adopted and the final version and effective date of such regulations are subject to change with substantial uncertainty. In addition, on January 4, 2022, the CAC announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022. On the same date, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022.

These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of critical information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection”. However, as these announcements and provisions are relatively new, and the related implementation rules have yet been promulgated, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner.

Any failure, or perceived failure by us to maintain the security of our students’ data and other confidential information or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Furthermore, the PRC regulatory and enforcement regime with regard to privacy, data security and personal information protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We cannot assure you that relevant regulators will not interpret or implement these laws or regulations in ways that negatively affect us. It is possible that we may become subject to additional or new laws and regulations, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention and focus from regulators, and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

In 2019, 2020 and 2021, we had made RMB 345.9 million, RMB335.5 million and RMB282.5 million (US$44.4 million) of refund payments, respectively, most of which were made pursuant to our tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Business—Our Tuition and Fees.” The number of refund requests and the amount of refunds could be affected by a number of factors. These factors include, without limitation to, student dissatisfaction with our teaching quality and our course and educational content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online education in general, the terms and scope of our refund policy, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like us. See “—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry, including the Law for Promoting Private Education and its Implementing Rules.” As part of our efforts to enhance user experience, from June 2019, we amended certain terms of our refund policy to facilitate a more flexible and smoother refund process. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our students, which may significantly harm our brand name and divert our attention from operating our business.

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

We are a public company and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Under the 2017 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2017 Plan decides. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 829,349 shares. As of the date of this annual report, options to purchase a total of 31,546 ordinary shares were outstanding under the 2017 Plan. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to make adequate contributions to various employee benefits plans as required by PRC regulations, we may be subject to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make adequate contributions to various employee benefit plans and comply with applicable PRC labor-related laws, we may be subject to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we will record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

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

We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals should our initial defense be unsuccessful. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit. We cannot guarantee that we will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

In early January of 2020, the outbreak of the novel coronavirus, commonly referred to as “COVID-19”, first found in mainland China, then in Asia and eventually throughout the world, has significantly affected business and other activities within China. China has experienced widespread economic disruption owing to the outbreak of the COVID-19 coronavirus and stringent government measures to contain it, including nationwide restricting access to provinces and cities, reducing agglomeration activities, and postponing non-essential business activates. In the second half of 2021, the COVID-19 coronavirus resurged in China due to Omicron and Delta variants. The outbreak of COVID-19, had caused temporary interruptions to the learning activities of our students and operations of our business partners and negatively affected certain aspects of our business operations in 2020. For example, the Self-taught Higher Education Examination, or the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, was postponed by the Ministry of Education of the PRC as a result of the COVID-19 pandemic, resulting in fluctuations in enrollments for our STE courses which have historically represented a significant portion of our net revenues, gross billings and new student enrollments of our online course offerings. Our business activities were not significantly affected or interrupted in 2021. We have taken precautionary measures intended to minimize the risks of COVID-19 to our students, employees, teachers, mentors and business partners, including temporarily requiring our employees to work remotely or canceling or postponing sponsored offline events and activities, which could compromise our efficiency and productivity during such periods, require us to incur additional costs, slow down our branding and marketing efforts, and result in fluctuations in our results of operations. While the foregoing restrictions and measures have been eased and our business operations have been recovered, our results of operations may be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. Additionally, as COVID-19 continues to evolve into a worldwide health crisis that could adversely affect the economies and financial markets of countries other than China, it may potentially result in an economic downturn that could affect demand for our users, business partners and services and therefore materially adversely affect our business, financial condition and results of operations. Furthermore, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Item 3. Key Information—3.D. Risk Factors,” such as those relating to our ability to improve or expand our product and service offerings, and to retain existing or attract new advertising customers, among other things.

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our consolidated variable interest entities, or the VIEs, and their respective subsidiaries. Our wholly owned subsidiaries in China have entered into a series of contractual arrangements with the VIEs, their respective shareholders and their respective subsidiaries, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate its financial results as the VIEs under U.S. GAAP. See “Item 4. Information of the Company—4.C. Organizational Structure” for further details.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. For example, the Amended Implementing Rules provide that, among other things, any entities or individuals shall not control any schools providing compulsory education or any non-profit schools providing pre-school education through merger, acquisition or contractual arrangements. As of the date of this annual report, two of our schools are privately run non-enterprise institution and have not made the election to be registered as a for-profit or non-profit school. Since neither of such two schools provide compulsory education or pre-school education, the validity and enforceability of our contractual arrangements are not challenged yet. However, since the laws and regulations are still evolving and new PRC laws, regulations, rules and interpretations may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements, there are substantial uncertainties regarding whether we could comply with new laws, regulations, rules and interpretations in a timely manner, or at all. Any failure to comply with such regulatory requirements may challenge the validity and enforceability of our contractual arrangements.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, the VIEs, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;
•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;
•	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities, including the VIEs and their subsidiaries. Any of our affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

Most of the nominee shareholders of the VIEs are also beneficial owners of our company. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

We rely on contractual arrangements with the VIEs and their respective shareholders for a significant portion of our business operations which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs, their respective shareholders and their respective subsidiaries to operate our online education services business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their respective subsidiaries constituted 93.4%, 47.3% and 21.4% of our total net revenues in 2019, 2020 and 2021, respectively.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our control over the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC laws, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License and the License for the Production and Operation of Radio and Television Program. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Mr. Peng Ou, our founder and the chairman of our Board of Directors, owns approximately 57.1% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 21.6% of our voting power as of the date of this annual report. In addition, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares which constitute approximately 83.4% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. In addition, up to 433,053 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. See “—Risks Related to the ADSs—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

Risks Related to Doing Business in China

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. If the CSRC, or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected educational industry, espscially the educational services related to K-12 students, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding educational industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects in a timely manner, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, the VIEs and their respective subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024. If this happens, there is no certainty that we will be able to list our ADSs on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S.

House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

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

Risks Related to the ADSs

If the market price for our ADSs falls below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the NYSE.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below complaince standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. We received a letter from the NYSE dated July 23, 2021 notifying us that the stock prices of our ADSs are below compliance standards due to the fact that the average closing price of our ADSs was less than $1.00 for a consecutive 30 trading-day period. In response to the letter from the NYSE, we changed the ratio of the ADSs representing our Class A ordinary shares from 25 ADSs representing one Class A ordinary share to two ADSs representing one Class A ordinary share, effective August 31, 2021. However, we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

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

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

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

Mr. Peng Ou, our founder and chairman of our Board of Directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constitute approximately 60.2% of our total issued and outstanding share capital and 84.0% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. In addition, up to 433,053 ordinary shares reserved and issuable upon the exercise of options granted pursuant to our equity incentive plan adopted in October 2017 shall be, upon issuance of such ordinary shares, designated as Class C ordinary shares, the voting power of which will be held by certain of our senior employees. PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, beneficially owns all of our issued and outstanding Class B ordinary shares, which constitutes approximately 12.4% of our total issued and outstanding share capital and 12.1% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report.

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

Our triple-class voting structure may render the ADSs representing our class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our triple-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our triple-class voting structure may prevent the inclusion of the ADSs representing our class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our triple-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the 2021 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4.	Information on the Company
4.A.	History and Development of the Company

We commenced our education service business in August 2003. We remained an offline, classroom-based education service provider until we transitioned to an exclusively online education model in 2014.

In September 2015, Studyvip Online Education International Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands. In October 2017, Studyvip Online Education International Limited was renamed as Sunlands Online Education Group. In August 2018, Sunlands Online Education Group was renamed as Sunlands Technology Group.

In October 2017, Sunlands Technology Group effectuated a one-for-two share split, pursuant to which each of its issued and outstanding ordinary shares and preferred shares was split into two ordinary shares or preferred shares, as the case may be.

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

In August 2021, we effected a reverse split of our ADSs. The ratio of our ADSs representing our Class A ordinary shares changed from each 25 ADSs representing one Class A ordinary share to each two ADSs representing one Class A ordinary share.

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

In October 2015, our wholly owned subsidiary, Sunlands Online Education HK Limited, or Sunlands HK, was incorporated in Hong Kong.

In July 2017, Tianjin Studyvip Education Co., Limited, our wholly owned subsidiary, was incorporated in the PRC. It was renamed as Tianjin Alaman Education Technology Co., Ltd., or Tianjin Alaman, in February 2021. In August 2017, Sunlands HK established Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, our wholly owned subsidiary, in the PRC.

In August 2017, Wuhan Zhibo entered into a series of contractual agreements, including the Exclusive Technical Consultation and Service Agreement, the Business Operation Agreement, the Equity Interest Pledge Agreement, the Option Agreement, and the Powers of Attorney, with Beijing Sunlands and its shareholders. These contractual arrangements enable us to have effective control over, and receive the economic benefits of, Beijing Sunlands. Accordingly, we are considered the primary beneficiary of Beijing Sunlands and are able to consolidate Beijing Sunlands and its operating subsidiaries in the PRC.

In May 2018, Tianjin Alaman, our wholly-owned subsidiary, entered into a series of contractual arrangements with Tianjin Shangde Online Education Technology Co., Ltd, or Tianjin Shangde, as well as the shareholders of Tianjin Shangde and, where applicable, operating subsidiaries of Tianjin Shangde, through which we obtained effective control over, and became the primary beneficiary of, Tianjin Shangde.

From September 2019 to September 2020, Wuhan Zhibo, our wholly-owned subsidiary, entered into a series of contractual arrangements, including the Exclusive Technical Consultation and Service Agreements, the Business Operation Agreements, the Equity Interest Pledge Agreements, the Option Agreements, and the Powers of Attorney with, (i) Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, (ii) Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, (iii) Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, (iv) Guangzhou Wudawei Education Technology Co., Ltd., or Guangzhou Wudawei, (v) Guangzhou Tianyong Online Education Technology Co., Ltd., or Guangzhou Tianyong, and (vi) Wuhan Hadeliang Online Education Technology Co., Ltd., or Wuhan Hadeliang, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we obtained effective control over, and became the primary beneficiary of, these companies.

In December 2020, as part of our efforts to streamline our corporate structure, (i) each of Tianjin Alaman, Tianjin Shangde and Tianjin Shangde’s shareholders executed termination agreements to terminate each of the contractual arrangements among them, as a result of which Tianjin Alaman no longer has effective control over, and receives the economic benefits of, Tianjin Shangde; and (ii) Wuhan Zhibo entered into a series of contractual arrangements, including the Exclusive Technical Consultation and Service Agreement, the Business Operation Agreement, the Equity Interest Pledge Agreement, the Option Agreement, and the Power of Attorney with Tianjin Shangde, as well as its shareholders and, where applicable, its operating subsidiaries, through which we obtained effective control over, and became the primary beneficiary of, Tianjin Shangde.

From December 2020 to February 2021, Tianjin Alaman, our wholly-owned subsidiary, entered into a series of contractual arrangements, including the Exclusive Technical Consultation and Service Agreements, the Business Operation Agreements, the Equity Interest Pledge Agreements, the Option Agreements, and Powers of Attorney with (i) Wuhan Fangtang Education Technology Co., Ltd., or Wuhan Fangtang, (ii) Beijing Zhiziyuanshui Education Technology Co., Ltd., or Beijing Zhiziyuanshui, and (iii) Beijing Feibian Education Technology Co., Ltd., or Beijing Feibian, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we obtained effective control over, and became the primary beneficiary of, these companies.

In December 2020, Cheerwins Technology Group, or Cheerwins Cayman, our wholly owned subsidiary, was incorporated in Cayman. Its wholly owned subsidiary, Cheerwins Online Education HK limited, or Cheerwins HK, was incorporated in Hong Kong in January 2021. Cheerwins HK currently holds 100% of the equity interests of Tianjin Alaman.

In April 2021, FireSky Investment HK Limited, or FireSky Investment, our wholly owned subsidiary, was incorporated in Hong Kong. In June 2021, its wholly owned subsidiary, Wuhan Zhongtudao Technology Co., Ltd, or Wuhan Zhongtudao, was incorporated in the PRC.

In April 2021, due to the change of shareholders of Wuhan Jiayan, (i) each of the Wuhan Zhibo, Wuhan Jiayan and Wuhan Jiayan’s original shareholders executed termination agreements to terminate each of the contractual arrangements among them; (ii) Wuhan Zhibo entered into a series of contractual arrangements, including the Exclusive Technical Consultation and Service Agreement, the Business Operation Agreement, the Equity Interest Pledge Agreement, the Option Agreement, and the Power of Attorney with Wuhan Jiayan, as well as its new shareholder, through which we obtained effective control over, and became the primary beneficiary of, Wuhan Jiayan.

From April 2021 to June 2021, as part of our efforts to streamline our corporate structure, (i) each of Wuhan Zhibo, Wuhan Xiaoyan and Wuhan Xiaoyan’s shareholders executed a termination agreement to terminate each of the contractual arrangements among them, as a result of which Wuhan Zhibo no longer has effective control over, and receives the economic benefits of, Wuhan Xiaoyan; (ii) Wuhan Zhongtudao entered into a series of contractual arrangements, including the Exclusive Technical Consultation and Service Agreement, the Business Operation Agreement, the Equity Interest Pledge Agreement, the Option Agreement, and Powers of Attorney with Wuhan Xiaoyan, as well as its shareholders, through which we obtained effective control over, and became the primary beneficiary of, Wuhan Xiaoyan.

In May 2021, with the prior consent of the Wuhan Zhibo and the confirmation of the shareholders of Guangzhou Tianyong, Guangzhou Tianyong was deregistered, and the relevant contractual arrangements among each of Wuhan Zhibo, Guangzhou Tianyong and Guangzhou Tianyong’s shareholders were terminated. As a result, Wuhan Zhibo no longer has effective control over, and receives the economic benefits of, Guangzhou Tianyong.

In October 2021, Wuhan Zhibo, Guangzhou Wudawei and Guangzhou Wudawei’s shareholders executed a termination agreement to terminate the contractual arrangements among them, as a result of which Wuhan Zhibo no longer has effective control over, and receives the economic benefits of, Guangzhou Wudawei.

In November 2021, Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding, was incorporated in the PRC. In the same month, Wuhan Zhibo entered into a series of contractual arrangements, including the Exclusive Technical Consultation and Service Agreement, the Business Operation Agreement, the Equity Interest Pledge Agreement, the Option Agreement, and Powers of Attorney with Beijing Lingding, as well as its shareholders, through which we obtained effective control over, and became the primary beneficiary of, Beijing Lingding.

On December 6, 2021, we approved a share repurchase program under which our Company is authorized to repurchase up to US$15 million of Class A ordinary shares in the form of ADSs over the next 24 months.

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

Recent Regulatory Development Draft Cybersecurity Measures

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. As the Revised Cybersecurity Review Measures is newly promulgated, it is uncertain how the measures will be interpreted or implemented and how they will affect us. We cannot predict the impact of the Revised Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Potential CSRC Approval Required for the Listing of our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

Moreover, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through our subsidiaries incorporated in the PRC, and the VIEs. Our subsidiaries control the VIEs in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through the VIEs. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreements, equity pledge agreements, exclusive purchase option agreements, shareholder voting right trust agreements, loan agreements, and cooperation agreements, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, Sunlands Technology Group and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2019, 2020 and 2021, the net amounts of working capital support provided by our PRC subsidiaries to the VIEs were RMB1,110.4 million, RMB1,475.3 million and RMB12.5 million (US$2.0 million), respectively.

As of December 31, 2021, our PRC subsidiaries had made cumulative capital contributions of US$200.0 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2019, 2020 and 2021, the VIEs transferred RMB1,230.2 million, RMB17.1 million and RMB62.6 million (US$9.8 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2019, 2020 and 2021. There were no other assets transferred between VIEs and non-VIEs in 2019, 2020 and 2021.

As advised by our PRC legal advisor, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so and that the VIEs, in case in the form of non-enterprise institution, follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and do not damage the state interests, the interests of the non-enterprise institution or the rights and interests of the teachers and students when conducting such related party transaction. Sunlands Technology Group has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)

The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.

(2)

Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as cost of revenues of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)    Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

Upon the instance that the VIEs reach a cumulative level of profitability, because our PRC subsidiaries occupy certain trademarks and copyrights, the agreements will be updated to reflect charges for such trademarks and copyrights usage on the basis that they will qualify for tax neutral treatment.

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises, or the FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 3.1% of the pre-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2021
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	320	1,970,224	537,273	—	2,507,817
Inter-company revenues	—	—	62,600	392,410	(455,010)	—
Total costs and operating expenses	(58,564)	(66,884)	(1,846,298)	(882,418)	460,612	(2,393,552)
Income/(loss) from subsidiaries and VIEs	272,263	338,827	151,955	—	(763,045)	—
Income/(loss) from non-operations	5,357	—	7,799	75,815	(5,602)	83,369
Income (loss) before income tax expenses	219,056	272,263	346,280	123,080	(763,045)	197,634
Less: income tax (expenses)/benefit	—	—	(7,453)	27,071	—	19,618
Loss from equity method investments	—	—	—	(4,886)	—	(4,886)
Net income/(loss)	219,056	272,263	338,827	145,265	(763,045)	212,366
Less: net loss attribute to noncontrolling interests	—	—	—	(6,690)	—	(6,690)
Net income/(loss) attributable to Sunlands Technology Group	219,056	272,263	338,827	151,955	(763,045)	219,056

	For the Year Ended December 31, 2020
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	1,161,098	1,042,693	—	2,203,791
Inter-company revenues	—	—	17,118	409,376	(426,494)	—
Total costs and operating expenses	(75,941)	(54,486)	(1,684,566)	(1,480,604)	442,788	(2,852,809)
Income/(loss) from subsidiaries and VIEs	(369,481)	(315,024)	(57,013)	—	741,518	—
Income/(loss) from non-operations	14,880	29	176,817	41,013	(16,294)	216,445
Income (loss) before income tax expenses	(430,542)	(369,481)	(386,546)	12,478	741,518	(432,573)
Less: income tax (expenses)/benefit	—	—	71,522	(71,286)	—	236
Loss from equity method investments	—	—	—	1,349	—	1,349
Net income/(loss)	(430,542)	(369,481)	(315,024)	(57,459)	741,518	(430,988)
Less: net loss attribute to noncontrolling interests	—	—	—	(446)	—	(446)
Net income/(loss) attributable to Sunlands Technology Group	(430,542)	(369,481)	(315,024)	(57,013)	741,518	(430,542)

	For the Year Ended December 31, 2019
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	144,441	2,049,461	—	2,193,902
Inter-company revenues	—	—	1,230,211	66,932	(1,297,143)	—
Total costs and operating expenses	(23,841)	(28,359)	(1,105,863)	(2,792,705)	1,297,143	(2,653,625)
Income/(loss) from subsidiaries and VIEs	(409,307)	(381,099)	(572,136)	—	1,362,542	—
Income/(loss) from non-operations	38,331	151	5,787	22,865	—	67,134
Income (loss) before income tax expenses	(394,817)	(409,307)	(297,560)	(653,447)	1,362,542	(392,589)
Less: income tax (expenses)/benefit	—	—	(83,539)	81,099	—	(2,440)
Loss from equity method investments	—	—	—	(136)	—	(136)
Net income/(loss)	(394,817)	(409,307)	(381,099)	(572,484)	1,362,542	(395,165)
Less: net loss attribute to noncontrolling interests	—	—	—	(348)	—	(348)
Net income/(loss) attributable to Sunlands Technology Group	(394,817)	(409,307)	(381,099)	(572,136)	1,362,542	(394,817)

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2021
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents and restricted cash	499,863	3,490	108,474	64,896	—	676,723
Amount due from Group companies	1,430,792	—	2,773,349	33,935	(4,238,076)	—
Other current assets	5,922	8,554	291,349	144,036	—	449,861
Property and equipment, net	—	—	627,793	229,855	—	857,648
Other non-current assets	25,316	—	151,937	431,135	—	608,388
Total assets	1,961,893	12,044	3,952,902	903,857	(4,238,076)	2,592,620
Liabilities
Deferred revenue	—	—	1,795,150	553,029	—	2,348,179
Amount due to Group companies	—	1,430,792	33,935	2,773,349	(4,238,076)	—
Other current liabilities	23,216	164	409,794	205,833	—	639,007
Other non-current liabilities	3,927	—	293,786	321,873	—	619,586
Deficits of investment in subsidiaries and VIEs	2,943,976	1,525,064	2,945,301	—	(7,414,341)	—
Total liabilities	2,971,119	2,956,020	5,477,966	3,854,084	(11,652,417)	3,606,772
Noncontrolling interest	—	—	—	(4,926)	—	(4,926)
Total Sunlands Technology Group shareholders’ deficit	(1,009,226)	(2,943,976)	(1,525,064)	(2,945,301)	7,414,341	(1,009,226)
Total liabilities and equity	1,961,893	12,044	3,952,902	903,857	(4,238,076)	2,592,620

	As of December 31, 2020
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash and cash equivalents	627,436	847	72,498	59,929	—	760,710
Amount due from Group companies	1,393,817	—	2,735,785	—	(4,129,602)	—
Other current assets	7,832	7,686	458,240	319,786	—	793,544
Property and equipment, net	—	—	272,928	238,164	—	511,092
Other non-current assets	23,705	—	722,285	449,558	—	1,195,548
Total assets	2,052,790	8,533	4,261,736	1,067,437	(4,129,602)	3,260,894
Liabilities
Deferred revenue	—	—	2,120,612	903,831	—	3,024,443
Amount due to Group companies	—	1,393,817	—	2,735,785	(4,129,602)	—
Other current liabilities	10,822	235	529,741	191,733	—	732,531
Other non-current liabilities	4,029	—	367,917	344,101	—	716,047
Deficits of investment in subsidiaries and VIEs	3,249,408	1,863,889	3,107,355	—	(8,220,652)	—
Total liabilities	3,264,259	3,257,941	6,125,625	4,175,450	(12,350,254)	4,473,021
Noncontrolling interest	—	—	—	(658)	—	(658)
Total Sunlands Technology Group shareholders’ deficit	(1,211,469)	(3,249,408)	(1,863,889)	(3,107,355)	8,220,652	(1,211,469)
Total liabilities and equity	2,052,790	8,533	4,261,736	1,067,437	(4,129,602)	3,260,894

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2021
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(37,609)	(65,738)	(85,178)	(184,726)	—	(373,251)
Loan and working capital support within the Group	(69,529)	—	(12,529)	—	82,058	—
Other investing activities	(2,204)	—	167,721	177,164	—	342,681
Net cash (used in)/generated from investing activities	(71,733)	—	155,192	177,164	82,058	342,681
Net proceeds from loan and working capital support from entities within the Group	—	69,529	—	12,529	(82,058)	—
Other financing activities	(4,866)	—	(34,038)	—	—	(38,904)
Net cash (used in)/generated from financing activities	(4,866)	69,529	(34,038)	12,529	(82,058)	(38,904)

	For the Year Ended December 31, 2020
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(427,279)	309,706	1,199,784	(1,270,852)	—	(188,641)
Loan and working capital support within the Group	—	—	(1,475,286)	—	1,475,286	—
Investment in entities within the Group	—	(326,250)	—	—	326,250	—
Other investing activities	563	—	(135,824)	(214,045)	—	(349,306)
Net cash (used in)/generated from investing activities	563	(326,250)	(1,611,110)	(214,045)	1,801,536	(349,306)
Net proceeds from loan and working capital support from entities within the Group	—	—	—	1,475,286	(1,475,286)	—
Proceeds from group capital contribution	—	—	326,250	—	(326,250)	—
Other financing activities	(26,579)	—	(32,500)	—	—	(59,079)
Net cash (used in)/generated from financing activities	(26,579)	—	293,750	1,475,286	(1,801,536)	(59,079)

	As of December 31, 2019
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(360,769)	360,469	1,110,116	(1,643,363)	—	(533,547)
Loan and working capital support within the Group	—	—	(1,110,427)	—	1,110,427	—
Investment in entities within the Group	—	(348,090)	—	—	348,090	—
Other investing activities	409,379	—	(201,937)	522,104	—	729,546
Net cash (used in)/generated from investing activities	409,379	(348,090)	(1,312,364)	522,104	1,458,517	729,546
Net proceeds from loan and working capital support from entities within the Group	—	—	—	1,110,427	(1,110,427)	—
Proceeds from group capital contribution	—	—	348,090	—	(348,090)	—
Other financing activities	(31,650)	—	(32,500)	—	—	(64,150)
Net cash (used in)/generated from financing activities	(31,650)	—	315,590	1,110,427	(1,458,517)	(64,150)

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Sunlands Technology Group’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Sunlands Technology Group. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the SAFE, or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Sunlands Technology Group. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Risk Factors—Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.The recent enactment of the Holding Foreign Companies Accountable Act may result in de-listing of the ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

4.B.	Business Overview

Our Mission

We believe education should nurture and spread new ideas to enrich lives. High-quality education should be available to everyone. We all share a common aspiration to improve ourselves through education. Our mission is to transform education through technology and innovation, making learning experiences enjoyable and rewarding.

Overview

We are the leader in China’s online post-secondary and professional education. We have a deep understanding of the educational needs of our prospective students and offer solutions that help them achieve their goals. We offer various degree-and diploma-oriented post-secondary courses through our online platforms. In addition, we offer online professional courses and educational content, including various interest courses, to help students prepare for professional certification exams and attain professional skills.

Founded in 2003 as a traditional education company, we transitioned to an online education model in 2014. Our online education model enables our students to access our course and educational content offerings anywhere and anytime.

We have been successful in addressing the unmet demand of a large, growing market and served approximately 2,540,000 students across China since we transitioned to an online education model in 2014. The number of our students was 1,039,733, 1,130,650 and 1,104,630, respectively, in 2019, 2020 and 2021. For the same years, our new student enrollments were 363,013, 434,240 and 434,228, respectively.

Our Solutions

We offer post-secondary and professional education through extensive courses and educational content offerings. As of December 31, 2021, we offered Self-taught Higher Education Examination, or STE, programs covering 17 majors, master's degree-oriented and other degree-or diploma-oriented post-secondary programs, and professional certification and skills programs.

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

We have strived to improve the breadth and depth of our offerings while enhancing our teaching quality and operating efficiency which is demonstrated in recognition and awards we have received and student results. In 2021, our students’ average pass rate for STE exam was 59.5%, while according to a report prepared by iResearch and commissioned by us, the average pass rates for STE exam achieved by self-taught students and students enrolled in private schools between 2012 and 2016 were 43.4% and 35.6%, respectively.

Our net revenues were RMB2,193.9 million, RMB2,203.8 million and RMB2,507.8 million (US$393.5 million) respectively, and our gross billings were RMB2,358.5million, RMB2,350.4 million and RMB1,970.0 million (US$309.1 million), respectively, in 2019, 2020 and 2021. We recorded net loss of RMB395.2 million and RMB431.0 million in 2019 and 2020, respectively, and net profit of RMB212.4 million (US$33.3 million) in 2021. Our deferred revenues were RMB3,228.8 million, RMB3,024.4 million and RMB2,348.2 million (US$368.5 million), respectively, as of December 31, 2019, 2020 and 2021.

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

	For the Year Ended December 31,
	2019	2020	2021
	Net revenues (RMB in thousands)
Degree-or diploma-oriented post-secondary courses	2,015,615	1,904,477	1,634,575
STE courses	1,766,943	1,471,745	1,038,169
Other degree-or diploma-oriented post-secondary courses	248,672	432,732	596,406
Professional certification preparation and professional skills courses	154,880	268,051	793,881
Others(1)	23,407	31,263	79,361
Total	2,193,902	2,203,791	2,507,817
Gross billings (RMB in thousands)
Degree-or diploma-oriented post-secondary courses	2,195,310	1,881,992	1,063,649
STE courses	1,771,971	1,249,137	361,748
Other degree-or diploma-oriented post-secondary courses	423,339	632,855	701,901
Professional certification preparation and professional skills courses	163,181	468,412	906,375
Total	2,358,491	2,350,404	1,970,024
New student enrollments
Degree-or diploma-oriented post-secondary courses	306,459	245,419	131,898
STE courses	273,740	200,562	86,079
Other degree-or diploma-oriented post-secondary courses	32,719	44,857	45,819
Professional certification preparation and professional skills courses	56,554	188,821	302,330
Total	363,013	434,240	434,228

Note: (1)	Include commissions received for providing referral services to third-party education institutions.

Degree-or diploma-oriented post-secondary courses

Our degree-or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees. As of December 31, 2021, our STE courses covered 17 majors, including Chinese language and literature, law, pre-school education, marketing, English, human resource management, business administration, business management, modern corporate governance, financial management, advertising, accounting,, administrative management, computer information management, finance,  chain operation management and, visual communication and design. Our degree-or diploma-oriented post-secondary course offerings also include preparation courses for the entrance examinations of Master of Business Administration in China, or MBA programs offered by select universities in United States, Australia, Spain, Republic of Belarus, and Malaysia.

STE courses have historically accounted for the largest proportion of our net revenues, gross billings and new student enrollments. In 2019, 2020 and 2021, STE courses represented approximately 80.5%, 66.8% and 41.3%, respectively, of our net revenues, and approximately 75.1%, 53.1% and 18.4%, respectively, of our gross billings. In addition, STE courses represented approximately 75.4%, 46.2% and 19.8%, respectively, of our new student enrollments for the years ended December 31, 2019, 2020 and 2021. See also “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We face risks associated with our reliance on our STE course offerings, including risks resulting from changes in government policies or requirements relating to STE exams.”

In 2021, we enlarged our footprint by promoting overseas higher education, supported by our expanding cooperation with foreign institutions. We also diversified our overseas post-graduate degree offerings including MBA, Education, Psychology and Human Resources Management to meet Chinese students’ growing demands for quality overseas higher education from Australia, Spain, Europe and the United States, especially as the COVID-19 pandemic restricted international travel.

Professional certification preparation and professional skills courses

Our professional certification preparation course offerings cover various industries and professions, including accounting, human resources, teaching and finance. Our professional skills courses are designed to give our students the skills, knowledge and abilities that are commonly required or otherwise helpful for a broad range of professions. We experienced increased demand for professional certification and skills programs  in 2021. The employment market is becoming increasingly competitive due to industrial restructuring in the wake of the COVID-19 pandemic, motivating workers to enhance their career competitiveness through vocational education. As of December 31, 2021, our certification programs included a variety of preparation courses for professionals ranging from teachers, accountants and tour guides, as well as certifications for human resources professionals and public accountants. In addition, we also developed more general interest courses as we saw a surging trend in adults undertaking interest courses online, such as wealth management courses, voice acting courses, Mandarin courses and animation design courses. Our course portfolio’s solid foundation has enabled us to successfully grasp market opportunities and effectively scale up our offerings as we remain fully committed to giving our users as many options as possible.

In 2019, 2020 and 2021, our professional certification preparation and professional skills courses represented approximately 7.1%, 12.2% and 31.7%, respectively, of our net revenues, and approximately 6.9%, 19.9% and 46.0%, respectively, of our gross billings. In addition, our professional certification courses represented approximately 15.6%, 43.5% and 69.6%, respectively, of our new student enrollments in 2019, 2020 and 2021.

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

We believe our live streaming format and our highly interactive learning experience makes our services highly attractive to students. In 2019, 2020 and 2021, our new student enrollments were 363,013, 434,240 and 434,228, respectively.

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

Our Students

We have a large student base, primarily as a result of our well-established brand and effective sales and marketing efforts. In 2019, 2020 and 2021, we had 1,039,733, 1,130,650 and 1,104,630 students, respectively, and our new student enrollments were 363,013, 434,240 and 434,228, respectively.

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

Our Faculty

We maintain a large full-time faculty dedicated to helping our students succeed. As of December 31, 2021, our faculty primarily consisted of 113 teachers and 337 mentors based in Beijing, Guangzhou and Wuhan, China.

Our teachers and mentors assume different roles and responsibilities. Generally, our teachers are responsible for delivering courses and educational content to our students, while our mentors focus on providing academic and administrative support throughout the students’ learning process. We believe their different functions require different skills and personal attributes, and therefore we apply differentiated recruitment, training, and evaluation and compensation strategies to our teachers and mentors. For risks related to our faculty, see “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.”

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

For the years ended December 31, 2019, 2020 and 2021, our marketing effectiveness ratio, measured by dividing marketing spending by gross billings, was 40.2%, 46.9% and 41.6%, respectively.

We have built a large, well-trained professional sales and marketing team. As of December 31, 2021, we had a total of 3,001 sales and marketing personnel. We maintain sales and marketing personnel in major regional markets, such as Beijing, Wuhan, Shenzhen and Guangzhou. Our sales and marketing force adopt sales and marketing strategies customized based on the needs and profile of prospective students in different markets. We divide our sales and marketing personnel into different teams, each dedicated to executing our marketing strategies in a particular course offering or demographics.

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

Branding

In addition to online advertising focused on mobile applications with high traffic volume, we engage in offline branding activities to a much lesser extent to supplement our overall sales and marketing strategies. Our offline branding activities primarily include public displays at major subway stations in Beijing, as well as establishment of 41 enrollment centers strategically located in our regional markets as of December 31, 2021. We believe that these cities represent the largest student base in China, and the primary goal of these advertisements is to enhance our presence in the local markets.

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

Enrollment process

We use multi-layer lead-nurturing strategies to acquire new student enrollments in a cost-effective manner. Each of the leads generated are initially directed to our live chat support team who is responsible for answering prospective students’ enquires, encouraging them to register with our platforms, and collecting necessary information. Once a prospective student indicates an interest in purchasing our courses, we match such student with the most suitable sales professional based on our data analytics and tools. Such sales professional will follow up with the prospective student. In addition, we launch advertisements on various platforms, where we are able to obtain the contact information of our prospective students if they indicate interest in our courses. We then invite prospective students to join our online learning group and provide them with access to our trial courses. A prospective student that has signed up for our courses will be directed to our local enrollment centers to complete course purchase and registration with the assistance of our enrollment consultants. Our enrollment consultants are also responsible for providing counseling services to enrolling students and guiding them through the payment process. Our students can also choose to complete the purchase and enrollment process entirely online.

IT Infrastructure and Capabilities

We devote significant resources to maintaining a reliable, scalable and secure IT infrastructure. We have built our integrated IT infrastructure primarily based on tools, technologies and platforms that we have developed in-house and, to a lesser extent, third-party software and applications that we have licensed or purchased.

We maintain a dedicated IT development and support team. As of December 31, 2021, we had 231 technology development personnel.

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
•

Installment payment plan. We offer an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to us by such credit provider. We also partner with credit intermediaries, who connect our students with credit providers. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from three to 18 months. Under the cooperation agreement between us and each credit provider, we are responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. We generally do not guarantee the payment of the loan principal by the students. See “Item 3. Key Information—3.D. Risk Factors—Risk Factors—Risks Related to Our Business—We may face risks associated with the installment tuition payment plan we offer to our students.” In 2019, 2020 and 2021, our student loan coverage ratios were 70.4% and 54.9% and 24.8%, respectively. During the same periods, we made interest payments of RMB118.0 million, RMB83.3 million and RMB36.9 million (US$5.8 million), respectively, to the credit providers.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We own copyrights to the educational content we developed in-house. We enter into standard employment agreements with our teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment with us is our intellectual property. As of the date of this annual report, we have registered 117 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 109 software copyrights with the PRC State Copyright Bureau, and registered 250 domain names.

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

Data Privacy and Security

We believe data security is critical to our business operation because data is the foundation of our competitive advantages. We have internal rules and policy to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before using our products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations.

From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. We also adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Licenses and Approvals

Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China, excepts as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.”, “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We face regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs.” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business—Our failure to obtain and maintain other approvals, licenses, permits or filings applicable to our business could have a material adverse impact on our business, financial conditions and results of operations” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and VIEs are required to obtain and have obtained to carry out our operations in China.

License	Entity Holding the License	Type of the Entity
High and New Technology Enterprise Certificate	Wuhan Shangde	PRC subsidiary
Radio and television program production operation	Beijing Sunlands	VIE
Audio and video production license	Beijing Sunlands	VIE
Value-added telecommunications business license (ICP certificate)	Beijing Sunlands, Beijing Zhiziyuanshui, Wuhan Jiayan, Wuhan Hadeliang, Beijing Odysseus, Wuhan Fangtang, Beijing Feibian and certain subsidiaries of the VIEs	VIEs and subsidiaries of the VIEs
Value-added telecommunications business operation license (call center)	Guangzhou Shangzhiside Education Technology Co., Ltd.	Subsidiary of a VIE
Publication business license	Wuhan Shangde, Beijing Sunlands, Wuhan Xiaoyan, Wuhan Jiayan, Wuhan Hadeliang, Wuhan Fangtang, Beijing Zhiziyuanshui, Beijing Feibian and certain subsidiaries of the VIEs	PRC subsidiary, VIEs and subsidiaries of the VIEs
Human Resource Service License	Guangdong Shangde Online Education Technology Co., Ltd.	Subsidiary of a VIE
Business Performance License	Wuhan Shangde	PRC subsidiary
Food business license	Beijing Feibian and certain subsidiaries of the VIEs	VIEs and subsidiaries of the VIEs
Labor dispatch business license	Tianjin Alaman	PRC subsidiary
Auction license	Beijing Feibian	VIE

Regulation

Regulations Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or MOFCOM and the National Development and Reform Commission, or NDRC, effective on January 1, 2022, foreign investors shall not engage in the prohibited activities listed in the Negative List. Pursuant to the latest Negative List, the provision of value-added telecommunications services falls in the category of restricted activities and, with a few exceptions, the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

The latest negative list further provides that domestic companies engaged in foreign investment prohibited business and intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.

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

On December 26, 2019, the Supreme People’s Court of the PRC promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC, effective as of January 1, 2020, pursuant to which “investment contracts” shall mean the relevant agreements formed as a result of direct or indirect investments in the PRC by foreign investors, i.e. foreign natural persons, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects, etc. Where a party concerned claims that an investment contract is invalid for investing in prohibited industries as stipulated in the Negative List for foreign investment access or due to violation of specified administrative measures in restricted industries, the People’s Court shall support such claim.

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

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism will be established under the NDRC, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology, etc.

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

Foreign Investment in Value-Added Telecommunication Services

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and latest amended on March 29, 2022, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that, except as otherwise provided by relevant laws and regulations, the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services.

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

Regulation Relating to Private Education

Education Law of the PRC

On March 18, 1995, the PRC National People’s Congress promulgated the Education Law of the PRC, or the Education Law, which was further amended on August 27, 2009, on December 29, 2018 and on April 29, 2021, stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. Comparing to the version of Education Laws that was amended and came into effect on 2009, which provided that no organization or individual may establish or operate a school or any other educational institution for commercial purposes, the current Education Law narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

On April 20, 2022, Standing Committee of the National People’s Congress, or the SCNPC, adopted the amended Vocational Education Law of the PRC, or the Amended Vocational Education Law, which will become effective on May 1, 2022 and replace the previous Vocational Education Law of the PRC adopted in 1996. The Amended Vocational Education Law specifies that the vocational education is as important as regular education and that the state encourages the development of various levels and forms of vocational education, the extensive and equal participation of social forces in vocational education and the international communication and the cooperation in vocational education, and strives to improve vocational education recognition. The Amended Vocational Education Law also provides the establishment and improvement of the vocational education system, deepening cooperation between enterprises and schools, and the improvement of the vocational education guarantee system and measures.

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

On April 7, 2021, the State Council published the amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or Amended Implementing Rules, which became effective on September 1, 2021. The Amended Implementing Rules stipulates that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school using internet technology to conduct education activities shall obtain an appropriate private school operating permit and shall establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.The Amended Implementing Rules further stipulates that any entities or individuals shall not control any schools providing compulsory education or any non-profit schools providing pre-school education through merger, acquisition or contractual arrangements. A private school providing compulsory education shall not conduct any transaction with any related party. Any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. A private school shall establish an information disclosure system for related party transactions and relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transactions on an annual basis.

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

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which mainly aims to alleviate the burden of excessive homework and the burden of after-school training on students in the compulsory education stage and sets out a series of operating requirements on after-school tutoring institutions.

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing online private education industry, as well as how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We face risks associated with our lack of a private school operating permit for our online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.”

Regulations on Online and Distance Education

The MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education before the end of 2019. The Opinions on Educational Apps also requires, among others, that before filing, the Educational App’s provider obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity. On November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that educational mobile app providers shall file their educational mobile apps and that filings of existing educational mobile apps shall be completed before January 31, 2020. If the filing requirements are violated and not rectified in a timely manner, the MOE or its local counterparts may revoke the filing of such educational mobile app, blacklist such provider, report such provider to the education system, and prohibit such provider from submitting any filings for six months. The MOE established a public channel that can be used to submit complaints with respect to educational apps and set a penalty points system based on the severity of the complaints. For serious complaints substantiated by relevant government authorities, an appropriate number of penalty points is recorded for the relevant educational app provider, and remedial measures also may be required. In the event that an educational app provider receives 12 or more penalty points within 12 months or certain types of serious complaints, the MOE may revoke such provider’s filing, blacklist such provider, remove its educational app from the app store, publicize the complaint or prohibit such provider from submitting any filings for six months. Complaints can be made against both educational app providers and users regarding a variety of matters including failure to file or obtain relevant permits; illegal or inappropriate information; inappropriate collection and use of personal information; and violation of relevant requirements for primary and secondary schools and online after-school training programs.

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

On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of internet culture business operating license, and further clarifies that educational live streaming activities are not deemed as online performances. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations.

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

On February 4, 2016, the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect as of March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an Internet Publishing License shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our website, such as video-audio clips and course materials, may be deemed as online publications. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations.

Regulations on Television Program Industry

Television program productions and distribution businesses are mainly regulated by Regulations on Administration of Radio and Television, which came in to effect on August 11, 1997 and was recently amended on November 11, 2020, and the Administrative Regulations on Production and Operation of Radio and Television Program which came into effect on August 20, 2004 and was last amended on October 29, 2020. Pursuant to these regulations, television programs can only be produced by television stations at the municipal level or above or entities with a License for the Production and Operation of Radio and Television Program. Any entity producing and operating radio and television program without the License for the Production and Operation of Radio and Television Program will be subject to the confiscation of tools, equipment of producing radio and television program and a fine of more than 10 thousand RMB and less than 50 thousand RMB by competent local branch of SAPPRFT.

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

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure.Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. According to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information of Citizens, if a business operator collects personal information of citizens by purchasing, accepting or exchanging, or collects personal information of citizens in the course of performing their duties and providing services in violation of relevant provisions of the State (including Law on the Protection of Consumer Rights and Interests) and meet one of the following standards, such operator shall be considered breaching criminal law and such operator and its responsible personnel shall undertake the criminal liabilities: (i) illegal acquisition, sale or provision of more than 50 pieces of track information, communication content, credit information, property information; (ii) illegal acquisition, sale, or provision of more than 500 pieces of accommodation information, communication records, health, physiological information, trading information, and other personal information may affect the safety of personal and property; (iii) illegal acquisition, sale, or provision of more than 5000 pieces of personal information other than the information mentioned in the preceding (i) and (ii); (iv) the profits generated from using the illegally collected and acquired personal information is more than fifty thousand RMB; and (v) resale of the personal information collected in the course of performing their duties and providing service and the amount of resold personal information reaches 50% of the prescribed standard mentioned in (i) or (ii), as applicable.

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

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education apps, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective on May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, which came into effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data are tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Securities Activities Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The Securities Activities Opinions also call for improving laws and regulations on data security, cross-border data flow and management of confidential information.

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which came into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, base on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, to ensure the safe and stable operation of CIIO, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

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

Regulations Relating to Intellectual Property Rights

Copyright and Software Registration

The Standing Committee of National People’s Congress of PRC adopted the Copyright Law in 1990 and last amended it on November 11, 2020, which became effective on June 1, 2021. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products, audio-visual works and any other intellectual achievements which comply with the characteristics of the works. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Patents

The Standing Committee of National People’s Congress adopted the Patent Law of the People’s Republic of China, pursuant to which a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. The Patent Law was latest amended on October 17, 2020 which came into effect on June 1, 2021, pursuant to which a patent is valid for a twenty-year term for an invention and a utility model, and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under  Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo and Tianjin Alaman, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

The following chart illustrates our organizational structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIEs and certain other subsidiaries as of the date of this annual report.

Notes:

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

Contractual Arrangements with Consolidated VIEs and Their Shareholders

Currently, our online education service business in China is operated partially through the VIEs and their subsidiaries due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business, and we have effective control over, and are the primary beneficiary of, each of the VIEs through a series of contractual arrangements.

From August 2017 to November 2021, Wuhan Zhibo, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Beijing Sunlands, Tianjin Shangde, Beijing Odysseus, Wuhan Hadeliang, Wuhan Jiayan and Beijing

Lingding, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we obtained effective control over, and became the primary beneficiary of these VIEs.

From December 2020 to February 2021, Tianjin Alaman, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Wuhan Fangtang, Beijing Zhiziyuanshui and Beijing Feibian, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we obtained effective control over, and became the primary beneficiary of these VIEs.

In addition, in June 2021, Wuhan Zhongtudao, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Wuhan Xiaoyan, as well as its shareholders, through which we obtained effective control over, and became the primary beneficiary of, Wuhan Xiaoyan.

Through the below contractual agreements, Wuhan Zhibo, Tianjin Alaman and Wuhan Zhongtudao, our wholly owned subsidiaries, have (i) the power to direct the activities of the VIEs and their subsidiaries that most significantly affect their economic performance; and (ii) the right to receive substantially all the benefits from these VIEs and their subsidiaries. They are therefore considered the primary beneficiaries of the VIEs and their subsidiaries, and accordingly, the results of operations, assets and liabilities of the VIEs and their subsidiaries are consolidated in our financial statements.

Exclusive Technical Consultation and Service Agreement. Under the exclusive technical consultation and service agreement among Wuhan Zhibo, Beijing Sunlands and the subsidiaries of Beijing Sunlands, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to Beijing Sunlands and the subsidiaries of Beijing Sunlands, and Beijing Sunlands and the subsidiaries of Beijing Sunlands agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and the subsidiaries of Beijing Sunlands are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Sunlands and the subsidiaries of Beijing Sunlands agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of Beijing Sunlands and the subsidiaries of Beijing Sunlands monthly revenue. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of Beijing Sunlands and the subsidiaries of Beijing Sunlands. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and the subsidiaries of Beijing Sunlands do not have the right to terminate this exclusive technical consultation and service agreement. Wuhan Zhibo, Tianjin Alaman and Wuhan Zhongtudao have entered into exclusive technical consultation and service agreements with the rest of the VIEs, respectively. The terms of such agreements are substantially the same as the agreement of Beijing Sunlands summarized above.

Business Operation Agreement. Under the business operation agreement, each of Beijing Sunlands, the subsidiaries of Beijing Sunlands and the shareholders of Beijing Sunlands confirmed and agreed that, without Wuhan Zhibo’s prior written consent, it shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Beijing Sunlands and the subsidiaries of Beijing Sunlands, including but not limited to sale or purchase of any assets or rights exceeding RMB50,000, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. Beijing Sunlands, the subsidiaries of Beijing Sunlands and the shareholders of Beijing Sunlands shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Beijing Sunlands shall elect or appoint the candidates recommended by Wuhan Zhibo as Beijing Sunlands’ directors and supervisors, and procure the appointment of Beijing Sunlands’ chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, Beijing Sunlands and the subsidiaries of Beijing Sunlands is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, Beijing Sunlands and the subsidiaries of Beijing Sunlands. This agreement will remain binding until dissolution of Beijing Sunlands and all the subsidiaries of Beijing Sunlands. Wuhan Zhibo, Tianjin Alaman and Wuhan Zhongtudao have entered into business operation agreements with the rest of the VIEs, respectively. The terms of such agreements are substantially the same as the agreement of Beijing Sunlands summarized above.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Wuhan Zhibo, the shareholders of Beijing Sunlands and Beijing Sunlands, the shareholders of Beijing Sunlands pledged all of their equity interests in Beijing Sunlands to Wuhan Zhibo as security for performance of the obligations of Beijing Sunlands and its shareholders under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement. The shareholders of Beijing Sunlands shall instruct Beijing Sunlands not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Wuhan Zhibo may exercise the right to enforce the pledges after giving a notice of default to the shareholders of Beijing Sunlands. Wuhan Zhibo may assign any and all of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of Beijing Sunlands and their successors. Wuhan Zhibo, Tianjin Alaman and Wuhan Zhongtudao have entered into equity interest pledge agreements with the rest of the VIEs, respectively. The terms of such agreements are substantially the same as the agreement of Beijing Sunlands summarized above.

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

Wuhan Zhibo, Tianjin Alaman and Wuhan Zhongtudao have entered into option agreements with the rest of the VIEs, respectively. The terms of such agreements are substantially the same as the agreement of Beijing Sunlands summarized above.

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

The shareholders of the rest of the VIEs each irrevocably authorize Wuhan Zhibo, Tianjin Alaman or Wuhan Zhongtudao, respectively, to act on their respective behalf as executive agent and attorney with respect to all rights of shareholders pursuant the power of attorney executed by them, the terms of which are substantially the same as the agreement of Beijing Sunlands summarized above.

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

The spouses of the shareholders of the rest of the VIEs, as applicable, also signed the spousal consent letters respectively, the terms of which are substantially the same as the spousal consent letter of Beijing Sunlands summarized above.

As a result of the contractual arrangements above, Wuhan Zhibo, Tianjin Alaman and Wuhan Zhongtudao bear the economic risks and receive the economic benefits of the VIEs, hold the power in directing the significant activities of the VIEs, and are the primary beneficiary of the VIEs. Therefore, we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among our wholly-owned PRC subsidiaries, the VIEs, the VIEs’ respective shareholders and the VIEs’ respective subsidiaries are valid, binding and enforceable under current PRC law.

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

In 2019, 2020 and 2021, our new student enrollments were 363,013, 434,240 and 434,228, respectively, and the numbers of our students were 1,039,733, 1,130,650 and 1,104,630, respectively. Our new student enrollments remained relatively stable, primarily due to the increase in professional skills and general interest courses catering to growing demands for diverse personal education, partially offset by the decrease in STE courses. We are seeking to offer a broader range of courses, foster a more a social and entertaining learning experience, and use cutting-edge technologies, particularly AI, to improve students’ learning experience and outcomes which we believe would help to achieve positive results in our new student enrollments in the long run. See “3.D. Risk Factors—Risks Related to Our Business—If we fail to manage our business growth effectively, the success of our business model will be compromised.”

Our ability to continue to increase the number of our students and new student enrollments is primarily driven by factors including the quality of our education services, the range and attractiveness of our course offerings, our brand reputation, our ability to convert leads into student enrollments cost-effectively, and the availability of loans from third-party credit providers to our students. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We may face risks associated with the installment tuition payment plan we offer to our students.” Our ability to attract prospective students in target markets and expand our course offerings has a direct impact on maintaining growths in the number of our students and new student enrollments, which in turn is subject to several other factors largely beyond our control, including the perception of the effectiveness of online education as compared to offline, classroom-based courses and the popularity of the degrees, diplomas and professional certifications our students are pursuing.

Our pricing is affected by the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of our course offerings, and the income levels that our students expect to achieve upon passing the exams that they are pursuing through taking our courses.

Our ability to maintain an optimal mix of course length

We typically receive tuition from our students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenue and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. For the year ended December 31, 2021, the weighted average length of our degree-or diploma-oriented post-secondary courses was approximately 24 months, and the weighted average length of our professional certification preparation and professional skills courses was approximately 7 months. As of December 31, 2019, 2020 and 2021, our deferred revenues were RMB3,228.8 million, RMB3,024.4 million and RMB2,348.2 million (US$368.5 million), respectively.

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

Sales and marketing expenses have historically represented a substantial portion of our total operating expenses. In 2019, 2020 and 2021, our sales and marketing expenses were RMB1,792.3 million, RMB2,123.6 million and RMB1,748.4 million (US$274.4 million), respectively. The decrease in our sales and marketing expenses from 2020 to 2021 was mainly due to (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel. Our sales and marketing expenses are primarily composed of marketing spending and expenses incurred in relation to sales and marketing personnel. Our ability to lower our sales and marketing expenses as a percentage of gross billings depends on our ability to improve sales and marketing efficiency and leverage our existing brand value and word-of-mouth referrals in our sales and marketing efforts. In 2019, 2020 and 2021, our marketing effectiveness ratio, as measured by dividing our marketing spending by our gross billings, was 40.2%, 46.9% and 41.6%, respectively.

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

Key Components of Results of Operations

Net revenues

We derive substantially all of our net revenues from tuition that we charge our students for the course packages that they purchase from us. In 2019, 2020 and 2021, we generated net revenues of RMB2,193.9 million, RMB2,203.8 million and RMB2,507.8 million (US$393.5 million), respectively.

We generally bill our students for the entire course tuition upfront at the time of sale of our course packages. The tuition we collect from a student is initially recorded as deferred revenue and is generally recognized proportionally over a weighted average period of 24 months for our degree-or diploma-oriented post-secondary courses and a weighted average period of 7 months for our professional certification preparation and professional skills courses for the year ended December 31, 2021. As of December 31, 2019, 2020 and 2021, we had deferred revenue of RMB3,228.8 million, RMB3,024.4 million and RMB2,348.2 million (US$368.5 million), respectively. For a reconciliation of our gross billings and net revenues, see “—Non-GAAP Financial Measures.”

The following table sets forth a breakdown of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Degree-or diploma-oriented post-secondary courses	2,015,615	91.8	1,904,477	86.4	1,634,575	256,501	65.1
STE courses	1,766,943	80.5	1,471,745	66.8	1,038,169	162,912	41.3
Other degree- or diploma-oriented post-secondary course	248,672	11.3	432,732	19.6	596,406	93,589	23.8
Professional certification preparation and professional skills courses	154,880	7.1	268,051	12.2	793,881	124,577	31.7
Others(1)	23,407	1.1	31,263	1.4	79,361	12,453	3.2
Total net revenues	2,193,902	100.0	2,203,791	100.0	2,507,817	393,531	100.0

Note:

(1)	Includes commissions received for providing referral services to third-party education institutions.

Cost of revenues

We recorded cost of revenues of RMB396.3 million, RMB387.3 million and RMB376.2 million (US$59.0 million) in 2019, 2020 and 2021, respectively. Compensation for teachers and mentors accounted for a significant portion of our cost of revenues. In 2019, 2020 and 2021, the labor costs that we recorded as cost of revenues were RMB234.4 million, RMB220.2 million and RMB209.1 million (US$32.8 million), respectively, accounting for 59.1%, 56.9% and 55.6%, respectively, of our cost of revenues for the same periods. Our cost of revenues also included fees to educational institutions for exams and services, cooperation costs, rental expenses, teaching materials costs, insurance costs, server management and bandwidth costs in connection with live streaming, payment processing costs and related equipment costs. See “Item 4.

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

Operating expenses

Our operating expenses consist of sales and marketing expenses and, to a lesser extent, general and administrative expenses and product development expenses. The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	1,792,285	79.4	2,123,618	86.1	1,748,436	274,368	86.7
General and administrative	363,307	16.1	275,391	11.2	207,602	32,577	10.3
Product development	101,717	4.5	66,528	2.7	61,325	9,623	3.0
Total operating expenses	2,257,309	100.0	2,465,537	100.0	2,017,363	316,568	100.0

Sales and marketing expenses

The following table sets forth a breakdown of our sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Expenses incurred in relation to sales and marketing personnel	669,325	37.3	842,432	39.7	833,019	130,719	47.6
Marketing spending	947,550	52.9	1,101,789	51.9	819,563	128,607	46.9
Rentals and related expenses	88,735	5.0	86,579	4.1	38,935	6,110	2.2
Others	86,675	4.8	92,818	4.3	56,919	8,932	3.3
Total sales and marketing expenses	1,792,285	100.0	2,123,618	100.0	1,748,436	274,368	100.0

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

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	2,193,902	2,203,791	2,507,817	393,531
Cost of revenues(1)	(396,316)	(387,272)	(376,189)	(59,032)
Gross profit	1,797,586	1,816,519	2,131,628	334,499
Operating expenses
Sales and marketing expenses(1)	(1,792,285)	(2,123,618)	(1,748,436)	(274,368)
Product development expenses(1)	(101,717)	(66,528)	(61,325)	(9,623)
General and administrative expenses(1)	(363,307)	(275,391)	(207,602)	(32,577)
Total operating expenses	(2,257,309)	(2,465,537)	(2,017,363)	(316,568)
(Loss)/income from operations	(459,723)	(649,018)	114,265	17,931
Interest income	60,166	25,809	16,175	2,538
Interest expense	(14,312)	(11,692)	(10,929)	(1,715)
Other income, net	21,280	203,210	39,156	6,144
Impairment loss on long-term investments	—	(882)	(5,000)	(785)
Gain on disposal of subsidiaries	—	—	43,967	6,899
(Loss)/income before income tax expenses	(392,589)	(432,573)	197,634	31,012
Income tax (expenses)/benefits	(2,440)	236	19,618	3,078
(Loss)/gain from equity method investments	(136)	1,349	(4,886)	(767)
Net (loss)/income	(395,165)	(430,988)	212,366	33,323
Less: Net loss attributable to non-controlling interest	(348)	(446)	(6,690)	(1,050)
Net (loss)/income attributable to Sunlands Technology Group	(394,817)	(430,542)	219,056	34,373
Net (loss)/income per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	(57.81)	(63.74)	32.56	5.11
Weighted average shares used in calculating net loss/income per ordinary share—basic and diluted	6,830,058	6,754,134	6,727,552	6,727,552

Note:

(1)	Share-based compensation expenses are included in:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	317	146	101	16
Sales and marketing expenses	674	14,278	(14)	(2)
Product development expenses	—	—	—	—
General and administrative expenses	1,979	15,324	681	107
Total	2,970	29,748	768	121

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues

Our net revenues increased by 13.8% from RMB2,203.8 million in 2020 to RMB2,507.8 million (US$393.5 million) in 2021, primarily due to the effectiveness of our strategic direction and execution excellence in the expansion of professional certification preparation and professional skills courses.

Cost of revenues

Our cost of revenues decreased by 2.9% from RMB387.3 million in 2020 to RMB376.2 million (US$59.0 million) in 2021. The decrease was mainly due to a decrease in the compensation expenses for teachers and mentors from RMB220.2 million in 2020 to RMB209.1 million (US$32.8 million) in 2021, and a decrease in insurance-related costs incurred for our integrated online education service package purchased by students from RMB40.6 million in 2020 to RMB5.7 million (US$0.9 million) in 2021. The decrease in our cost of revenues was partially offset by an increase in expenses related to service fees to educational institutions from RMB83.3 million to RMB105.5 million (US$16.6 million) in 2021.

Gross profit

As a result of the foregoing, our gross profit increased by 17.3% from RMB1,816.5 million in 2020 to RMB2,131.6 million (US$334.5 million) in 2021, and gross margin increased from 82.4% in 2020 to 85.0% in 2021.

Operating expenses

Our operating expenses decreased by 18.2% from RMB2,465.5 million in 2020 to RMB2,017.4 million (US$316.6 million) in 2021.

Sales and marketing expenses

Our sales and marketing expenses decreased by 17.7% from RMB2,123.6 million in 2020 to RMB1,748.4 million (US$274.4 million) in 2021. The decrease was mainly due to (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel. As of December 31, 2021, we deployed 3,001 sales and marketing personnel in conducting sales activities.

General and administrative expenses

Our general and administrative expenses decreased by 24.6% from RMB275.4 million in 2020 to RMB207.6 million (US$32.6 million) in 2021, primarily due to the decrease in office and compensation expenses.

Product development expenses

Our product development expenses decreased by 7.8% from RMB66.5 million in 2020 to RMB61.3 million (US$9.6 million) in 2021. The decrease was primarily due to the decrease in the compensation expenses incurred related to our product and technology development personnel.

Other income

Other income for 2021 was RMB39.2 million (US$6.1 million), compared with RMB203.2 million in 2020. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in March 2021.

Net income/ loss

As a result of the foregoing, our net income for 2021 was RMB212.4 million (US$33.3 million), compared with net loss of RMB431.0 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” beginning on page 72 of our Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on April 16, 2021 (Securities Act File No. 333-234009).

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

EBITDA is defined as net loss/income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

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

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	2,193,902	2,203,791	2,507,817	393,531
Less: other revenues(1)	(23,481)	(31,272)	(79,444)	(12,466)
Add: tax and surcharges	123,472	277,831	177,966	27,927
Add: ending deferred revenue	3,228,770	3,024,443	2,348,179	368,481
Add: deferred revenue in connection with disposal of subsidiaries	—	—	29,572	4,640
Add: ending refund liability	128,478	232,859	243,236	38,169
Less: beginning deferred revenue	(3,286,025)	(3,228,770)	(3,024,443)	(474,601)
Less: beginning refund liability	(6,625)	(128,478)	(232,859)	(36,541)
Gross billings (non-GAAP)	2,358,491	2,350,404	1,970,024	309,140

Note:

(1)	Includes commissions received for providing referral services to third-party education institutions.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(395,165)	(430,988)	212,366	33,323
Add: Income tax expenses/(benefit)	2,440	(236)	(19,618)	(3,078)
Depreciation and amortization	37,223	40,267	37,916	5,950
Interest expense	14,312	11,692	10,929	1,715
Less: interest income	(60,166)	(25,809)	(16,175)	(2,538)
EBITDA (non-GAAP)	(401,356)	(405,074)	225,418	35,372

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

PRC

Our subsidiaries and our consolidated VIEs and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or PRC EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. Pursuant to the Notice on Implementation of Inclusive Tax Relief Policy for Small and Low-profit Enterprises jointly issued by the Ministry of Finance and the SAT on January 17, 2019 and the Announcement on Issues Relating to Implementation of Inclusive Income Tax Relief Policy for Small and Low-profit Enterprises issued by SAT on January 18, 2019, during the period from January 1, 2019 to December 31, 2021, the portion of annual taxable income amount of a small and low-profit enterprise which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to a 20% enterprise income tax rate, and the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to a 20% enterprise income tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Further, pursuant to the Announcement on Implementation of Income Tax Incentives for Small and Low-profit Enterprises and Individually-owned Businesses jointly issued by the Ministry of Finance and the SAT on April 2, 2021, during the period from January 1, 2021 to December 31, 2022, for the portion of annual taxable income amount of a small and low-profit enterprise which does not exceed RMB1 million, the enterprise income tax shall be reduced by 50%, in addition to the incentives aforesaid.

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

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing regulations provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo and Tianjin Alaman, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Critical Accounting Policies and Estimate

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements.

An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. For further information, see Note 2 to our consolidated financial statements in this annual report.

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

The transaction price of the integrated online education service package is determined by the contract amount net of any discount. Students are offered a full, unconditional refund within 24 hours upon enrollment. Prior to June 2019, undelivered courses was eligible for refund, excluding registration fees, within 7 days after enrollment. For course contracts entered after June 2019, undelivered courses is eligible for refund during the entire service period, excluding registration fees.

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

Income Taxes

We utilize the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities reflect the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. We make estimates, assumptions and judgments to determine its provision for its income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we established a valuation allowance.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

5.B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We financed our operations from cash generated from operating activities as well as proceeds from the issuance and sale of our ordinary shares. As of December 31, 2021, we had RMB676.7 million (US$106.2 million) in cash, cash equivalents and restricted cash, the majority of which were held by our Cayman Island holding company, PRC subsidiaries and VIEs and VIEs’ subsidiaries in China. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

We incurred net losses of RMB395.2 million and RMB431.0 million for the years ended December 31, 2019, 2020, respectively, and recorded net profit of RMB212.4 million (US$33.3 million), for the year ended December 31 2021. We had negative working capital of RMB641.4 and RMB779.4 million (US$122.3 million) as of December 31, 2020 and 2021. The major factor for our negative working capital position as of December 31, 2020 and 2021 was deferred revenue.

We intend to finance our future working capital requirements and capital expenditures from existing cash balance, cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

We did not have any off-balance sheet arrangements as of December 31, 2021.

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

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(188,641)	(373,251)	(58,573)
Net cash (used in)/provided by investing activities	(349,306)	342,681	53,774
Net cash used in financing activities	(59,079)	(38,904)	(6,105)
Effect of exchange rate changes	(44,490)	(14,513)	(2,276)
Net decrease in cash and cash equivalents and restricted cash	(641,516)	(83,987)	(13,180)
Cash and cash equivalents and restricted cash at beginning of the year	1,402,226	760,710	119,372
Cash and cash equivalents and restricted cash at end of the year	760,710	676,723	106,192

For a summary of our cash flows in 2019, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Cash Flows and Working Capital” beginning on page 80 of our Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on April 16, 2021 (Securities Act File No. 333-234009).

Operating Activities

Net cash used in operating activities was RMB373.3 million (US$58.6 million) in 2021. The difference between our net income of RMB212.4 million (US$33.3 million), after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred costs of RMB129.9 million (US$20.4 million), (ii) an increase prepaid expenses and other current assets of RMB24.9 million (US$3.9 million), (iii) a decrease in right-of-use asset of RMB126.5 million (US$19.9 million), and (iv) a decrease in accrued expenses and other current liabilities of RMB22.6 million (US$3.5 million); all offset by (i) a decrease in deferred revenue of RMB646.7 million (US$101.5 million), and(ii) a decrease in lease liability of RMB144.8 million (US$22.7 million). Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Net cash used in operating activities was RMB188.6 million in 2020. The difference between our net loss of RMB431.0 million, after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred costs of RMB120.7 million , (ii) prepaid expenses and other current assets of RMB63.7 million, and (iii) a decrease in right-of-use asset of RMB110.1 million, and (iv) an increase in accrued expenses and other current liabilities of RMB172.2 million; all offset by (i) a decrease in deferred revenue of RMB204.3 million, and

(ii) a decrease in lease liability of RMB93.2 million. Deferred revenue consisted primarily of tuition paid upfront by our students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Investing Activities

Net cash provided by investing activities was RMB342.7 million (US$53.8 million) in 2021, which was primarily attributable to proceeds from maturity of short-term investments of RMB2,166.9 million (US$340.0 million), partially offset by purchase of short-term investments of RMB1,833.7 million (US$287.7 million).

Net cash used in investing activities was RMB349.3 million in 2020, which was primarily attributable to purchase of short-term investments of RMB2,195.6 million, partially offset by proceeds from maturity of short-term investments of RMB1,895.9 million.

Financing Activities

Net cash used in financing activities in 2021 was RMB38.9 million (US$6.1 million), which was primarily attributable to repayment of bank debt of RMB34.0 million (US$5.3 million) and cash used for repurchase of Class A ordinary shares of RMB4.9 million (US$0.8 million).

Net cash used in financing activities in 2020 was RMB59.1 million, which was primarily attributable to repayment of bank debt of RMB32.5 million and repurchase of Class A ordinary shares of RMB26.6 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our operating lease commitments, investment commitments, long-term loans, capital expenditures and working capital requirements.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in China.

Our investment commitments represent long-term investments in a limited partnership.

Our long-term loans represent future maximum commitment relating to the principal amount and interests in connection with two loan agreements dated August 29, 2018 and November 21, 2018 in the aggregate principal amount of RMB260.0 million (US$40.8 million) and one loan agreement dated July 5, 2021 with the principal amount of RMB61.5 million (US$9.7 million). The annual interest rate for the loan agreements dated in 2018 was 1.472% prior to April 15, 2021 and 1.25% after April 15, 2021 on top of base rate of one-year interest rate released by the People's Bank of China. The annual interest rate for the loan agreement dated in 2021 was 1.05% on top of base rate of one-year interest rate released by the People's Bank of China. Under the agreements, we are obligated to repay the loans in equal instalment every three months with maturity terms ranging from 8 years to 10 years. We repaid RMB32.5 million, RMB32.5 million and RMB34.0 million (US$5.3 million) for the principals of loans during the years ended December 31, 2019, 2020 and 2021, respectively.

The following table sets forth our contractual obligations as of December 31, 2021:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments	646,542	34,266	98,185	104,318	409,773
Investment commitments	9,840	9,840	—	—	—
Long-term loans	256,082	48,928	92,025	82,353	32,776

Our capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment and buildings necessary to support our operations. Our capital expenditures were RMB25.5 million, RMB27.0 million and RMB16.5 million (US$2.6 million), respectively, for the years ended December 31, 2019, 2020 and 2021. We intend to fund our future working capital requirements and capital expenditures from our existing cash balance, cash generated from operating activities and funds raised from financing activities.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

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

5.C. Research and Development, Patents and Licenses, etc.

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility. See “Item 4. Information on the Company—4.B. Business Overview.”

For details of our material licenses and approvals, see “Item 4. Information on the Company—4.B. Business Overview—Licenses and Approvals.”

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

5.E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6.	Directors, Senior Management and Employees
6.A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Ou (also known as Jianhong Yin)	44	Founder, Chairman, Director
Tongbo Liu	35	Chief Executive Officer, Director
Lu Lv	38	Chief Financial Officer, Chief Strategy Officer, Director
Jing Gao	37	Vice President, Director
Yang Wang	47	Director
Zheng Zhao (also known as Ching Chiu)	43	Independent Director
Yifan Li	54	Independent Director

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

Lu Lv has served as our Chief Strategy Officer since July 2015, director since August 2017 and Chief Financial Officer since April 2020. Prior to joining us, Ms. Lv served as a partner of Taihe Capital, a leading boutique investment bank, from February 2015 to July 2015. From 2012 to 2015, she served as an executive director at Hina Group, an investment bank focused on advising leading companies in the technology, media and telecommunications industries in fund-raising activities. She received her MBA from Fudan University in 2010 and her bachelor’s degree in English from Hunan Normal University in 2004.

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

Compensation of Directors and Senior Management

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB1.5 million (US$0.2 million) in cash to our executive officers. The payment of compensation to our independent directors for their services rendered for the year ended December 31, 2021 is in a total amount of RMB1.5 million (US$0.2 million), which has been fully paid in cash. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

2017 Plan

We adopted an employee share incentive plan in October 2017, or the 2017 Plan. The purpose of the 2017 Plan is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance.

As of the date of this annual report, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 433,053 ordinary shares under the 2017 Plan. As of the same date, options to purchase an aggregate number of 31,546 ordinary shares are outstanding, all of which had vested and become exercisable. All of the ordinary shares reserved and issuable upon the exercise of options granted pursuant to the 2017 Plan shall, upon issuance of such ordinary shares, be designated as Class C ordinary shares.

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

As of the date of the annual report, there was no outstanding equity awards granted to our directors and executive officers under the 2017 Plan. As of the same date, our other employees as a group held options to purchase 31,546 Class C ordinary shares, with an exercise price of US$84.75 per share.

For discussions of our accounting policies for awards granted pursuant to the 2017 Plan, see Note 2 to our consolidated financial statements.

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

We had 2,880, 7,347 and 4,064 full-time employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, most of our employees were in Beijing, Guangzhou, Wuhan and Shenzhen.

The following table sets forth the number of our employees as of December 31, 2021:

Function	Number of Full-Time Employees	Percentages
Academic and administrative faculty(1)	611	15.0%
Sales and marketing staff	2,601	64.0%
Sales operation	400	9.8%
General and administrative	221	5.5%
Technology development	231	5.7%
Total	4,064	100.0%

Note: (1)	Consists of teachers, mentors, course and educational content development professionals, and other administrative faculty members.

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 6,647,445 issued and outstanding ordinary shares as of March 31, 2022, comprising (i) 1,818,126 Class A ordinary shares, (ii) 826,389 Class B ordinary shares, and (iii) 4,002,930 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A		Class B		Class C		% of Voting Power
	Number	Percentage	Number	Percentage	Number	Percentage	**
Directors and Executive Officers:†
Peng Ou(1)	—	—	—	—	2,833,024	70.8	57.1
Tongbo Liu(2)	—	—	—	—	1,027,972	25.7	21.6
Lu Lv(3)	—	—	—	—	159,292	4.0	2.7
Zheng Zhao	—	—	—	—	—	—	—
Yang Wang	—	—	—	—	—	—	—
Yifan Li	—	—	—	—	—	—	—
Jing Gao(4)	—	—	—	—	141,035	3.5	2.0
All directors and executive officers as a group	—	—	—	—	3,971,123	99.2	83.4
Principal Shareholders:
ELITE CONCEPT HOLDINGS LIMITED(5)	564,209	31.0	—	—	—	—	1.2
Affiliates of Orchid Asia(6)	352,776	19.4	—	—	—	—	*
Rainbow Land Limited Partnership(7)	109,974	6.0	—	—	—	—	*
PV PLUTO LIMITED(8)	—	—	826,389	100.0	—	—	12.1
Studyvip Online Education Limited(9)	—	—	—	—	2,084,772	52.1	43.8
Studyvip E-learning Limited(10)	—	—	—	—	545,240	13.6	11.4
SCuPt Global Limited(11)	—	—	—	—	355,306	8.9	7.5
MARBLE FAITH LIMITED(12)	—	—	—	—	637,132	15.9	13.4

Notes:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The address of our directors and executive officers Mr. Peng Ou, Mr. Tongbo Liu and Ms. Lu Lv is Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, China. The address of Mr. Zheng Zhao is Suite 1503, New Oriental South Building, No. 2 Haidiandongsan Street, Beijing 100080, China. The address of Mr. Yang Wang is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands. The address of Mr. Yifan Li is 1339 Wanfang Road, Minhang Distict, Shanghai, China. The address of Ms. Jing Gao is Building 13, Chaolai Science and Technology Park, Chuangyuan Road, Laiguangying, Chaoyang, Beijing, China.

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

(3)

Represents (i) 127,426 Class C ordinary shares held of record by Summer Sea Investment Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Ms. Lu as the settlor and certain family members of Ms. Lu Lv as the beneficiaries; and (ii) 31,866 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Ms. Lu Lv, in which Ms. Lu Lv holds an equity interest of approximately 5.8%.

(4)

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

(7)

Represents 109,974 Class A ordinary shares held of record by Rainbow Land Limited Partnership. The business address of Rainbow Land Limited Partnership is Rm 1203, Park Center, NO. l088, Fangdian Road, Pudong NewArea, Shanghai, China.

(8)

Represents 826,389 Class B ordinary shares held of record by PV PLUTO LIMITED, a British Virgin Islands company. The sole shareholder of PV PLUTO LIMITED is Primavera Capital Fund II L.P. The business address of PV PLUTO LIMITED is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.

(9)

Represents 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou. The business address of Studyvip Online Education Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, the British Virgin Islands.

(10)

Represents 545,240 Class C ordinary shares held of record by Studyvip E-learning Limited, a British Virgin Islands company owned by certain of our directors, executive officers and employees, including Mr. Peng Ou, Ms. Lu Lv, Ms. Jing Gao and Mr. Tongbo Liu. The business address of Studyvip E-learning Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(11)

Represents 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu. The business address of SCuPt Global Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, the British Virgin Islands.

(12)

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

To our knowledge, as of March 31, 2022, 907,167 of our Class A ordinary shares were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of our ADR program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

In June 2019, we, and certain of our current and former directors and officers and our underwriters in our initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York. An amended complaint in this class action was filed in November 2019. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our March 2018 initial public offering contains materially false and misleading statements and omissions in violation of the U.S. federal securities laws. We filed a motion to dismiss the action in March 2020, which was denied by an order dated March 31, 2021. In July 2021, we filed a motion for judgment on the pleadings, which is fully briefed. Discovery has been stayed pending resolution of the motion for judgment on the pleadings. Accordingly, the lawsuit is still in its preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit. We intend to defend the action vigorously. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

We have not previously declared or paid cash dividends and we currently do not plan to declare or pay any dividends on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

The ADSs representing our Class A ordinary shares have been listed on the New York Stock Exchange since March 23, 2018 under the symbol “STG.” Effective from August 31, 2021, the ratio of ADSs representing the Class A ordinary shares changed from each 25 ADSs representing one Class A ordinary share to each two ADSs representing one Class A ordinary share.

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

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman and a majority of our Board of Directors or our chairman shall, upon requisition of shareholders holding not less 10% of all votes attaching to all issued and outstanding ordinary shares entitled to vote at general meetings, convene an extraordinary general meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

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

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporate tax.

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

For purposes of this discussion, a “U.S. Holder” is a person that is eligible for the benefits of the Treaty, and is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for benefits under the Treaty should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. This discussion does not apply to investors in this special situation.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year.

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

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may eitehr be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty's resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2021 taxable year and we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

We may also be subject to interest rate risk in relation to the installment payment option that we offer to our students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 18 months, while we are generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. We may be subject to risks associated with an increase in interest rates to the extent that we continue to agree to make the interest payments under such loans. In 2019, 2020 and 2021, our student loan coverage ratio was 70.4%, 54.9% and 24.8%, respectively. For the same periods, we made interest payments of RMB118.0 million, RMB83.3 million and RMB36.9 million (US$5.8 million), respectively, to the credit providers.

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

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5% respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Item 12.	Description of Securities other than Equity Securities

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

As of December 31, 2021, we had used a portion of the net proceeds received from our initial public offering and the concurrent private placement, which consisted of US$15 million for repurchase program and US$200.0 million for capital injection to Wuhan Zhibo, one of our wholly owned subsidiaries in China.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Registered Public Accounting Firm

We qualified as an “emerging growth company” pursuant to the JOBS Act as of December 31, 2021. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]
Item 16.A.	Audit Committee Financial Expert

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

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Services	(in thousands)
Audit Fees(1)	7,714	7,258	7,218	1,133
Tax Fees(2)	—	102	212	33
Total	7,714	7,360	7,430	1,166

Notes:

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

On December 6, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$15 million of Class A ordinary shares in the form of ADSs over the next 24 months. As of March 31, 2022, we had repurchased a total of 163,504 ADSs under this share repurchase program. The following table sets forth information about our purchases of outstanding ADSs from December 6, 2021 to March 31, 2022. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 6, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
December 6, 2021 to December 9, 2021	—	—	—	15,000,000
December 10, 2021 to December 31, 2021	120,650	4.7109	120,650	14,431,630
January 1, 2022 to January 31, 2022	42,854	6.1332	163,504	14,168,798
Total	163,504	5.0837	163,504	14,168,798

Notes:

(1)	Each two ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.
(2)

We announced a share repurchase program approved by our board of directors in December 2021, under which we may repurchase up to US$15 million worth of of Class A ordinary shares in the form of ADSs over the next 24 months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. There purchases have been, and will be, effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.	Corporate Governance

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. To the extent we choose to continue to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H.	Mine Safety Disclosure

Not applicable.

Item 16.I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sunlands Technology Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1(1)	The Fourth Amended and Restated Memorandum and Articles of Association, as currently in effect

2.1(1)	Form of Registrant’s Specimen American Depositary Receipt

2.2(1)	Form of Registrant’s Specimen Certificate for Class A Ordinary Shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares

2.4(3)	Description of Registrant’s Securities

4.1(1)	The 2017 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant

4.3(1)	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

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

4.7(1)	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands, Shanghai Shangchi and the shareholders of Beijing Sunlands dated August 15, 2017

4.8(1)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017

4.9(1)	English translation of Option Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated August 15, 2017

4.10(1)	English translation of Power of Attorney granted by the shareholders of Beijing Sunlands dated August 15, 2017

4.11(1)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated August 15, 2017

4.12(2)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Tianjin Shangde and Tianjin Shangde Subsidiaries dated December 28, 2020

4.13(2)	English translation of Business Operation Agreement among Wuhan Zhibo, Tianjin Shangde , Tianjin Shangde Subsidiaries and the shareholders of Tianjin Shangde dated December 28, 2020

4.14(2)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Tianjin Shangde and the shareholders of Tianjin Shangde dated December 28, 2020

4.15(2)	English translation of Option Agreement among Wuhan Zhibo, Tianjin Shangde and the shareholders of Tianjin Shangde dated December 28, 2020

4.16(2)	English translation of Power of Attorney granted by the shareholders of Tianjin Shangde dated December 28, 2020

4.17(2)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated December 28, 2020

4.18(4)	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Alaman, Beijing Feibian and Beijing Feibian Subsidiaries dated February 21, 2021

4.19(4)	English translation of Business Operation Agreement among Tianjin Alaman, Beijing Feibian, Beijing Feibian Subsidiaries and the shareholders of Beijing Feibian dated February 21, 2021

4.20(4)	English translation of Equity Interest Pledge Agreement among Tianjin Alaman, Beijing Feibian and the shareholders of Beijing Feibian dated February 21, 2021

4.21(4)	English translation of Option Agreement among Tianjin Alaman, Beijing Feibian and the shareholders of Beijing Feibian dated February 21, 2021

4.22(4)	English translation of Power of Attorney granted by the shareholders of Beijing Feibian dated February 21, 2021

4.23(4)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Beijing Odysseus and Beijing Odysseus Subsidiaries dated August 5, 2020

4.24(4)	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Odysseus, Beijing Odysseus Subsidiaries and the shareholders of Beijing Odysseus dated August 5, 2020

4.25(4)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Odysseus and the shareholders of Beijing Odysseus dated August 5, 2020

4.26(4)	English translation of Option Agreement among Wuhan Zhibo, Beijing Odysseus and the shareholders of Beijing Odysseus dated August 5, 2020

4.27(4)	English translation of Power of Attorney granted by the shareholders of Beijing Odysseus dated August 5, 2020

4.28(4)	English translation of Spousal Consents dated August 5, 2020

4.29(4)	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Alaman, Beijing Zhiziyuanshui and Beijing Zhiziyuanshui Subsidiaries dated December 28, 2020

4.30(4)

English translation of Business Operation Agreement among Tianjin Alaman, Beijing Zhiziyuanshui, Beijing Zhiziyuanshui Subsidiaries and the shareholders of Beijing Zhiziyuanshui dated December 28, 2020

4.31(4)	English translation of Equity Interest Pledge Agreement among Tianjin Alaman, Beijing Zhiziyuanshui and the shareholders of Beijing Zhiziyuanshui dated December 28, 2020

4.32(4)	English translation of Option Agreement among Tianjin Alaman, Beijing Zhiziyuanshui and the shareholders of Beijing Zhiziyuanshui dated December 28, 2020

4.33(4)	English translation of Power of Attorney granted by the shareholders of Beijing Zhiziyuanshui dated December 28, 2020

4.34(4)	English translation of Spousal Consents dated December 28, 2020

4.35(4)	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Alaman, Wuhan Fangtang and Wuhan Fangtang Subsidiaries dated December 28, 2020

4.36(4)	English translation of Business Operation Agreement among Tianjin Alaman, Wuhan Fangtang, Wuhan Fangtang Subsidiaries and the shareholders of Wuhan Fangtang dated December 28, 2020

4.37(4)	English translation of Equity Interest Pledge Agreement among Tianjin Alaman, Wuhan Fangtang and the shareholders of Wuhan Fangtang dated December 28, 2020

4.38(4)	English translation of Option Agreement among Tianjin Alaman, Wuhan Fangtang and the shareholders of Wuhan Fangtang dated December 28, 2020

4.39(4)	English translation of Power of Attorney granted by the shareholders of Wuhan Fangtang dated December 28, 2020

4.40(4)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Wuhan Hadeliang and Wuhan Hadeliang Subsidiaries dated September 22, 2020

4.41(4)	English translation of Business Operation Agreement among Wuhan Zhibo, Wuhan Hadeliang, Wuhan Hadeliang Subsidiaries and the shareholders of Wuhan Hadeliang dated September 22, 2020

4.42(4)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Wuhan Hadeliang and the shareholders of Wuhan Hadeliang dated September 22, 2020

4.43(4)	English translation of Option Agreement among Wuhan Zhibo, Wuhan Hadeliang and the shareholders of Wuhan Hadeliang dated September 22, 2020

4.44(4)	English translation of Power of Attorney granted by the shareholders of Wuhan Hadeliang dated September 22, 2020

4.45(4)	English translation of Spousal Consents dated September 22, 2020

4.46*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Wuhan Jiayan and Wuhan Jiayan subsidiaries dated April 23, 2021

4.47*	English translation of Business Operation Agreement among Wuhan Zhibo, Wuhan Jiayan, Wuhan Jiayan Subsidiaries and the shareholders of Wuhan Jiayan dated April 23, 2021

4.48*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Wuhan Jiayan and the shareholders of Wuhan Jiayan dated April 23, 2021

4.49*	English translation of Option Agreement among Wuhan Zhibo, Wuhan Jiayan and the shareholders of Wuhan Jiayan dated April 23, 2021

4.50*	English translation of Power of Attorney granted by the shareholders of Wuhan Jiayan dated April 23, 2021

4.51*	English translation of Spousal Consents dated April 23, 2021

4.52*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhongtudao, Wuhan Xiaoyan and Wuhan Xiaoyan Subsidiaris dated June 7, 2021

4.53*	English translation of Business Operation Agreement among Wuhan Zhongtudao, Wuhan Xiaoyan, Wuhan Xiaoyan Subsidiaries and the shareholders of Wuhan Xiaoyan dated June 7, 2021

4.54*	English translation of Equity Interest Pledge Agreement among Wuhan Zhongtudao, Wuhan Xiaoyan and the shareholders of Wuhan Xiaoyan dated June 7, 2021

4.55*	English translation of Option Agreement among Wuhan Zhongtudao, Wuhan Xiaoyan and the shareholders of Wuhan Xiaoyan dated June 7, 2021

4.56*	English translation of Power of Attorney granted by the shareholders of Wuhan Xiaoyan dated June 7, 2021

4.57*	English translation of Spousal Consents dated June 7, 2021

4.58*	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Beijing Lingding and Beijing Lingding subsidiaries dated November 2, 2021

4.59*	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Lingding, Beijing Lingding Subsidiaries and the shareholders of Wuhan Jiayan dated November 2, 2021

4.60*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Lingding and the shareholders of Beijing Lingding dated November 2, 2021

4.61*	English translation of Option Agreement among Wuhan Zhibo, Beijing Lingding and the shareholders of Beijing Lingding dated November 2, 2021

4.62*	English translation of Power of Attorney granted by the shareholders of Beijing Lingding dated November 2, 2021

4.63*	English translation of Spousal Consents dated November 2, 2021

8.1*	List of subsidiaries and VIEs of the Registrant

11.1(1)	Code of Business Conduct and Ethics of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

Notes:

(1)	Previously filed with the Registration Statement on Form F-1 (File No. 333-223190), as amended, initially filed on February 23, 2018 and incorporated herein by reference.
(2)	Previously filed on Form 6-K, dated January 7, 2021 and incorporated herein by reference.
(3)	Previously filed on Form 20-F, dated April 24, 2020 and incorporated herein by reference.
(4)	Previously filed on Form 20-F, dated April 16, 2021 and incorporated herein by reference.
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunlands Technology Group

By:	/s/ Lu Lv
	Name:	Lu Lv
	Title:	Chief Financial Officer

Date: April 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Technology Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Technology Group and its subsidiaries (the "Company") as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive (loss)/income, changes in shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

April 27, 2022

We have served as the Company's auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	760,710	626,715	98,345
Restricted cash	—	50,008	7,847
Short-term investments	517,815	184,159	28,899
Prepaid expenses and other current assets	117,637	176,349	27,673
Deferred costs, current	158,092	89,353	14,021
Total current assets	1,554,254	1,126,584	176,785
Non-current assets
Property and equipment, net	511,092	857,648	134,584
Intangible assets, net	1,211	2,761	433
Land use right, net	13,564	—	—
Right-of-use assets	488,877	362,335	56,858
Deferred costs, non-current	170,160	109,020	17,108
Long-term investments	64,093	54,844	8,606
Deferred tax assets	13,015	39,265	6,162
Other non-current assets	444,628	40,163	6,302
Total non-current assets	1,706,640	1,466,036	230,053
TOTAL ASSETS	3,260,894	2,592,620	406,838
LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB175,900 and RMB197,467 as of December 31, 2020 and 2021, respectively)	607,789	586,043	91,961
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB435,254 and RMB295,958 as of December 31, 2020 and 2021, respectively)	1,463,165	1,266,948	198,812
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB15,833 and RMB8,366 as of December 31, 2020 and 2021, respectively)	30,702	14,310	2,246
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2020 and 2021, respectively)	61,540	—	—
Long-term debt, current portion	32,500	38,654	6,066
Total current liabilities	2,195,696	1,905,955	299,085
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB468,577and RMB257,071 as of December 31, 2020 and 2021, respectively)	1,561,278	1,081,231	169,669
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB340,763 and RMB318,598 as of December 31, 2020 and 2021, respectively)	532,538	404,133	63,417
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB3,203 and RMB2,312 as of December 31, 2020 and 2021, respectively)	15,220	21,782	3,418
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB135 and RMB963 as of December 31, 2020 and 2021, respectively)	7,664	11,698	1,836
Long-term debt, non-current portion	160,625	181,973	28,556
Total non-current liabilities	2,277,325	1,700,817	266,896
TOTAL LIABILITIES	4,473,021	3,606,772	565,981

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,978,621 and 2,085,939 shares issued as of December 31, 2020 and 2021, respectively; 1,792,560 and 1,839,553 shares outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,110,248 and 4,002,930 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,367,168	2,364,313	371,012
Accumulated other comprehensive income	96,490	82,532	12,951
Accumulated deficit	(3,675,129)	(3,456,073)	(542,333)
Total Sunlands Technology Group shareholders’ deficit	(1,211,469)	(1,009,226)	(158,370)
Noncontrolling interest	(658)	(4,926)	(773)
TOTAL SHAREHOLDERS’ DEFICIT	(1,212,127)	(1,014,152)	(159,143)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,260,894	2,592,620	406,838

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	2,193,902	2,203,791	2,507,817	393,531
Cost of revenues (including share-based compensation expenses of RMB317,RMB146 and RMB101 for the years ended December 31, 2019, 2020 and 2021, respectively)	(396,316)	(387,272)	(376,189)	(59,032)
Gross profit	1,797,586	1,816,519	2,131,628	334,499
Operating expenses
Sales and marketing expenses (including share-based compensation expenses of RMB674 ,RMB14,278 and RMB-14 for the years ended December 31, 2019, 2020 and 2021, respectively)	(1,792,285)	(2,123,618)	(1,748,436)	(274,368)
Product development expenses	(101,717)	(66,528)	(61,325)	(9,623)
General and administrative expenses (including share-based compensation expenses of RMB1,979, RMB15,324 and RMB681for the years ended December 31, 2019, 2020 and 2021, respectively)	(363,307)	(275,391)	(207,602)	(32,577)
Total operating expenses	(2,257,309)	(2,465,537)	(2,017,363)	(316,568)
(Loss)/income from operations	(459,723)	(649,018)	114,265	17,931
Interest income	60,166	25,809	16,175	2,538
Interest expense	(14,312)	(11,692)	(10,929)	(1,715)
Other income, net	21,280	203,210	39,156	6,144
Impairment loss on long-term investments	—	(882)	(5,000)	(785)
Gain on disposal of subsidiaries	—	—	43,967	6,899
(Loss)/income before income tax expenses	(392,589)	(432,573)	197,634	31,012
Income tax (expenses)/benefit	(2,440)	236	19,618	3,078
(Loss)/gain from equity method investments	(136)	1,349	(4,886)	(767)
Net (loss)/income	(395,165)	(430,988)	212,366	33,323
Less: Net loss attributable to noncontrolling interest	(348)	(446)	(6,690)	(1,050)
Net (loss)/income attributable to Sunlands Technology Group	(394,817)	(430,542)	219,056	34,373
Net (loss)/income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	(57.81)	(63.74)	32.56	5.11
Weighted average shares used in calculating net (loss)/income per ordinary share(1):
Basic and diluted	6,830,058	6,754,134	6,727,552	6,727,552

(1)

Effective from August 31, 2021, the ratio of American Depositary Shares (“ADSs”) to Class A ordinary shares changed from each 25 ADSs representing one Class A ordinary share to each 2 ADSs representing one Class A ordinary share.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Net (loss)/income	(395,165)	(430,988)	212,366	33,323
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	23,608	(45,945)	(13,958)	(2,190)
Total comprehensive (loss)/income	(371,557)	(476,933)	198,408	31,133
Less: comprehensive loss attributable to noncontrolling interest	(348)	(446)	(6,690)	(1,050)
Comprehensive (loss)/income attributable to Sunlands Technology Group	(371,209)	(476,487)	205,098	32,183

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Accumulated	Total Sunlands Technology Group shareholders’	Noncontrolling	Total shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	income/(loss)	deficit	deficit	interest	deficit
		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January1, 2019	1,773,301	1	826,389	—	4,265,286	1	2,391,822	45,082	—	118,827	(2,849,770)	(339,119)	136	(338,983)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	(394,817)	(394,817)	(348)	(395,165)
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 14)	6,600	—	—	—	(6,600)	—	—	—	—	—	—	—	—	—
Share repurchase	(51,895)	—	—	—	—	—	(30,793)	51,895	—	—	—	(30,793)	—	(30,793)
Share-based compensation	—	—	—	—	—	—	2,970	—	—	—	—	2,970	—	2,970
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	23,608	—	23,608	—	23,608
Balance as of December 31, 2019 in RMB	1,728,006	1	826,389	—	4,258,686	1	2,363,999	96,977	—	142,435	(3,244,587)	(738,151)	(212)	(738,363)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	(430,542)	(430,542)	(446)	(430,988)
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 14)	148,438	—	—	—	(148,438)	—	—	—	—	—	—	—	—	—
Share repurchase	(163,884)	—	—	—	—	—	(26,579)	163,884	—	—	—	(26,579)	—	(26,579)
Share-based compensation (Note 17)	80,000	—	—	—	—	—	29,748	(80,000)	—	—	—	29,748	—	29,748
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(45,945)	—	(45,945)	—	(45,945)
Balance as of December 31, 2020 in RMB	1,792,560	1	826,389	—	4,110,248	1	2,367,168	180,861	—	96,490	(3,675,129)	(1,211,469)	(658)	(1,212,127)
Net income/(loss) for the year	—	—	—	—	—	—	—	—	—	—	219,056	219,056	(6,690)	212,366
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 14)	107,318	—	—	—	(107,318)	—	—	—	—	—	—	—	—	—
Share repurchase	(60,325)	—	—	—	—	—	(3,623)	60,325	—	—	—	(3,623)	—	(3,623)
Share-based compensation (Note 17)	—	—	—	—	—	—	768	—	—	—	—	768	—	768
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(13,958)	—	(13,958)	—	(13,958)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	2,422	2,422
Balance as of December 31, 2021 in RMB	1,839,553	1	826,389	—	4,002,930	1	2,364,313	241,186	—	82,532	(3,456,073)	(1,009,226)	(4,926)	(1,014,152)
Balance as of December 31, 2021 in USD (Note2)	1,839,553	—	826,389	—	4,002,930	—	371,012	241,186	—	12,951	(542,333)	(158,370)	(773)	(159,143)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(395,165)	(430,988)	212,366	33,323
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation	2,970	29,748	768	120
Depreciation and amortization	37,223	40,267	37,916	5,950
Loss on disposal of property, equipment and land use right	1,824	7,622	5,431	852
Loss/(gain) from equity method investments	136	(1,349)	4,886	767
Impairment loss on long-term investments	—	882	5,000	785
Gain from disposal of subsidiaries	—	—	(43,967)	(6,899)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(39,769)	63,692	(24,915)	(3,910)
Deferred costs	(121,668)	120,683	129,879	20,381
Right-of-use asset	(38,805)	110,114	126,542	19,857
Deferred tax assets	(85,513)	72,498	(26,249)	(4,119)
Other non-current assets	3,446	88	2,555	401
Accrued expenses and other current liabilities	25,216	172,210	(22,570)	(3,542)
Deferred revenue	(57,255)	(204,327)	(646,692)	(101,480)
Lease liabilities	49,253	(93,242)	(144,797)	(22,722)
Deferred tax liabilities	87,954	(72,734)	6,562	1,030
Other non-current liabilities	(3,394)	(3,805)	4,034	633
Net cash used in operating activities	(533,547)	(188,641)	(373,251)	(58,573)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for equity method investments	(10,153)	(25,400)	(638)	(100)
Cash received from investee due to capital reduction	—	1,800	—	—
Purchase of short-term investments	(2,108,820)	(2,195,567)	(1,833,650)	(287,740)
Proceeds from maturity of short-term investments	2,905,788	1,895,897	2,166,910	340,035
Proceeds from disposal of land use right	—	—	13,796	2,165
Acquisition of property and equipment	(24,756)	(12,429)	(13,682)	(2,147)
Acquisition of intangible assets	(780)	(880)	(2,854)	(448)
Acquisition of land use right	—	(13,655)	—	—
Proceeds from disposal of property and equipment	652	25	—	—
Proceeds from disposal of subsidiaries	—	—	15,202	2,386
Loan to employees	(33,085)	—	(2,504)	(393)
Repayment of loan to employees	700	903	101	16
Net cash generated from/(used in) investing activities	729,546	(349,306)	342,681	53,774
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from a bank loan	—	—	61,540	9,657
Share repurchase	(31,650)	(26,579)	(4,866)	(764)
Repayment made to acquire buildings	—	—	(61,540)	(9,657)
Repayment of bank loans	(32,500)	(32,500)	(34,038)	(5,341)
Net cash used in financing activities	(64,150)	(59,079)	(38,904)	(6,105)
Effect of exchange rate changes	21,567	(44,490)	(14,513)	(2,276)
Net increase/(decrease) in cash and cash equivalents	153,416	(641,516)	(83,987)	(13,180)
Cash and cash equivalents at beginning of the year	1,248,810	1,402,226	760,710	119,372
Cash and cash equivalents at end of the year	1,402,226	760,710	676,723	106,192
Supplemental schedule of non-cash investing activities:
Payables for leasehold improvement and intangible assets	6,818	7,142	6,089	955
Payables to acquire buildings	61,540	61,540	—	—
Supplemental disclosure of cash flow information:
Interest paid	15,316	11,782	10,264	1,611
Income tax paid	—	18	—	—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Sunlands Technology Group (the “Company” or “Sunlands Technology”) was incorporated under the laws of the Cayman Islands on September 18, 2015. The Company, its subsidiaries, the consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are primarily engaged in providing online education services in the People’s Republic of China (“PRC”).

As of December 31, 2021, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands Online Education HK Limited ("Sunlands HK")	October 6, 2015	HongKong	100%	Investment holding
Wuhan Studyvip Online Education Co., Ltd. ("Wuhan Zhibo")	August 2, 2017	PRC	100%	Provision of technical consultation and services
Tianjin Alaman Education Technology Co., Ltd. ("Tianjin Alaman")	July 31, 2017	PRC	100%	Provision of technical consultation and services
Wuhan Shangde Online Education Technology Co., Ltd. ("Wuhan Shangde")	June 25, 2019	PRC	100%	Provision of education services

Variable interest entities ("VIEs"):
Beijing Shangde Online Education Technology Co., Ltd. ("Beijing Sunlands")	September 27, 2013	PRC	N/A*	Investment holding and provision of education services
Tianjin Shangde Online Education Technology Co., Ltd. ("Tianjin Shangde")	March 21, 2018	PRC	N/A*	Provision of education services
Wuhan Jiayan Online Education Technology Co., Ltd. ("Wuhan Jiayan")	August 5, 2020	PRC	N/A*	Provision of education services

VIEs’ subsidiaries:
Beijing Baobian Consumer Technology Co., Ltd.	March 13, 2012	PRC	N/A*	Provision of education, consumer and technology services
Beijing Shangren Chongye Education Technology Co., Ltd.	September 27, 2013	PRC	N/A*	Provision of education services
Beijing Jiayan Online Education Technology Co., Ltd.	August 26, 2020	PRC	N/A*	Provision of education services

* These entities are controlled by the Company pursuant to the contractual agreements disclosed below.

(1)	The English names are for identification purpose only.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, valuation allowance for deferred tax assets and the variable consideration to be earned for certain online courses. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, and VIEs and VIEs’ subsidiaries. All intercompany transactions and balances were eliminated upon consolidation.

The VIE arrangements

There are uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing telecommunications value-added services in the PRC. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, the Company’s wholly owned subsidiaries in the PRC, as foreign invested companies, may be deemed to be telecommunications value-added services providers in the PRC. To comply with these foreign ownership restrictions, the Company operates its online education services partially through the VIEs and their subsidiaries, in the PRC. The Company through its wholly owned subsidiaries ("WFOEs") located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders. Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity's economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

As of December 31, 2021, the Group’s VIEs that are material to the Group’s business and operations are Beijing Sunlands, Tianjin Shangde and Wuhan Jiayan.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

Business Operation Agreement

Under the business operation agreement each of VIEs, VIEs’ subsidiaries and the shareholders of VIEs confirmed and agreed that, without WFOEs’ prior written consent, it shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of VIEs and VIEs’ subsidiaries, including but not limited to sale or purchase of any assets or rights exceeding RMB50, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. VIEs, VIEs’ subsidiaries and the shareholders of VIEs shall accept and execute opinions and instructions of WFOEs in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of VIEs shall elect or appoint the candidates recommended by WFOEs as VIEs’ directors and supervisors, and procure the appointment of VIEs’ chairman of the board and senior management pursuant to WFOEs’ designation. The agreement also provides that if any of the agreements among WFOEs, VIEs and the VIEs’ subsidiaries is terminated, WFOEs are entitled to terminate all of the other agreements among themselves, VIEs and VIEs’ subsidiaries. This agreement will remain binding until dissolution of VIEs and all the VIEs’ subsidiaries.

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

Option Agreement

Pursuant to the option agreement among WFOEs, VIEs and the shareholders of VIEs, each of the shareholders irrevocably granted WFOEs a right to purchase or designate a third party to purchase, equity interests in VIEs then held by each shareholder at once or at multiple times at any time in part or in whole at WFOEs’ sole and absolute discretion to the extent permitted by PRC laws. The shareholders of VIEs shall promptly surrender all considerations they received from the exercise of the options to WFOEs or the designated third party free of charge. Without WFOEs’ prior written consent, the shareholders of VIEs shall not, individually or collectively, make or procure VIEs to make any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of VIEs. Without WFOEs’ prior written consent, VIEs shall not enter into any contract exceeding RMB50, except the contracts in the ordinary course of the business. VIEs shall not be dissolved or liquidated without prior written consent by WFOEs. The shareholders of VIEs waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of VIEs to WFOEs as instructed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

The following financial information of the VIEs and their subsidiaries as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the Company, its subsidiaries, the VIEs and VIEs' subsidiaries:

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	59,929	64,896
Short-term investments	227,560	59,105
Prepaid expenses and other current assets	55,493	54,235
Total current assets	379,715	208,932
Right-of-use assets	310,946	291,492
Total non-current assets	687,722	660,990
Total assets	1,067,437	869,922
Accrued expenses and other current liabilities	175,900	197,467
Deferred revenue, current	435,254	295,958
Lease liabilities, current	15,833	8,366
Total current liabilities	626,987	501,791
Deferred revenue, non-current	468,577	257,071
Lease liabilities, non-current	340,763	318,598
Total liabilities	1,439,665	1,080,735

As of December 31, 2020 and 2021, the VIEs and VIEs' subsidiaries accounted for an aggregate of 32.7% and 33.6% of the Group's consolidated total assets, respectively, and 32.2% and 30.0% of the Group's consolidated total liabilities, respectively.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	2,049,461	1,042,693	537,273
Net income/(loss)	590,728	(446,621)	(183,346)
Net cash used in operating activities	(480,084)	(1,663,110)	(514,536)
Net cash generated from/(used in) investing activities	522,104	(214,045)	177,164
Net cash generated from financing activities	—	—	—

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

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss/income in the consolidated statements of changes in shareholders’ deficit and the consolidated statements of comprehensive loss/income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and term deposits, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is separately reported. The Group’s restricted cash mainly represents security deposits held in designated bank account in connection with the loan agreement disclosed in Note 13.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, other current liabilities and long-term debt. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments approximate their fair values due to short-term maturities.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	36-40 years
Leasehold and buildings improvements	Shorter of lease term or expected useful life
Electronic and office equipment	3-5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Land use right, net

Land use right is recorded at cost less accumulated amortization and amortized on a straight-line basis over the term of the land certificate of 50 years.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2019, 2020 and 2021.

Revenue recognition

The Group follows five steps for its revenue recognition under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue is reported net of discount, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

For online education services, the Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group's integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation and professional skills courses was 24 months and 7 months, respectively, for the year ended December 31, 2021.

The transaction price of the integrated online education service package is determined by the contract amount net of any discount. Students are offered a full, unconditional refund within 24 hours upon enrollment. Prior to June 2019, undelivered courses was eligible for refund, excluding registration fees, within 7 days after enrollment. For course contracts entered after June 2019, undelivered courses is eligible for refund during the entire service period, excluding registration fees.

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

For certain online courses, the service period includes a regular period plus an extended period. The Group offers students an extended service period after the regular period if certain pre-agreed conditions are met. Based on historical passing rates and forecasted passing rates due to continuous improvement of service quality, the Group applies and categorizes the students by portfolio (1) eligible to extended period and (2) not eligible to extended period and estimates the portion of each portfolio. The Group recognizes the revenue on each portfolio over time from the registration day to the day on which the service is expected to end on a straight line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Started in January 2020, in accordance with Announcement of the Ministry of Finance and the State Taxation Administration [2020] No.8, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted. The exemption period ended on March 31, 2021. The VAT exemption is recorded as other income in the consolidated statements of operations for the years ended December 31, 2020 and 2021.

Cost of revenue

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to salaries and benefits paid to teachers and mentors, service fees paid to educational institutions, cooperation costs, related rental expenses, server management costs, bandwidth costs, payment processing costs, insurance cost, depreciations for property and equipment and amortizations for intangible assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Advertising expenditure

Advertising expenditure, mainly including search engine marketing and mobile marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB937,145, RMB1,090,933 and RMB792,926 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Government subsidies received and recorded as other income amounted to RMB14,692, RMB37,727 and RMB30,501 for the years ended December 31, 2019, 2020 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Comprehensive loss/income

Comprehensive loss/income includes net loss/income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive loss/income. The Group presents the components of net loss/income, the components of other comprehensive loss/income and total comprehensive loss/income in two separate but consecutive statements.

Net loss/income per share

Basic net loss/income per share is computed by dividing net loss/income attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. To calculate the number of shares for diluted loss/income per share, the effect of the share options is computed using the treasury stock method.

The Company was loss making for the years ended December 31, 2019 and 2020, and was profit making for the year ended December 31, 2021. The effect of potential issuances of shares for the share options was anti-dilutive, and therefore basic and diluted loss/income per share are the same in those periods.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB131,810 and RMB123,360, which were denominated in RMB at December 31, 2020 and 2021, representing 17.3% and 19.7% of the cash and cash equivalents at December 31, 2020 and 2021, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and receivables from third party payment agencies. The Group places its cash and cash equivalents, restricted cash and short-term investments in financial institutions with high credit ratings.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In November 2021, the FASB issued ASU 2021-10, Disclosures by Business Entities about Government Assistance, which requires business entities to provide certain disclosures when they (1) have received government assistance and (2) use a grant or contribution accounting model by analogy to other accounting guidance (e.g., a grant model under IAS 20 or ASC 958-605). The ASU creates ASC 832 (on government assistance). Under ASC 832-10-50-3 and 50-4, a business entity that has received government assistance must provide the certain disclosures for annual periods about transactions that are within the scope of ASC 832. The guidance in ASU 2021-10 is effective for all entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Group does not expect any material impact of this update on its consolidated financial statements.
3.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Held-to-maturity investments (1)	330,624	—
Variable-rate financial instruments (2)	187,191	184,159
Total	517,815	184,159

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

No impairment loss was recognized for short-term investments for the three years ended December 31, 2019, 2020 and 2021.
4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Receivables from third-party payment agencies	19,162	42,282
Prepaid marketing expenses	25,913	34,980
Prepaid expenses (1)	16,125	38,524
Prepaid and input VAT	38,890	23,487
Deposits (2)	4,381	10,775
Interest receivables	6,536	2,930
Staff advances	374	416
Other receivables	1,902	10,525
Others	4,354	12,430
Total	117,637	176,349

(1)	Represented the prepaid expenses for telecommunications, network, property management fee and software usage fee.
(2)	Represented rental deposits and deposits for search engine marketing activities which all being refundable within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.	DEFERRED COSTS

Deferred costs primarily consist of the incremental sales commission and service fee relating to obtaining of customers contract which is expected to be recovered and is capitalized pursuant to ASC340-40. The capitalized sales commission is amortized in the same manner the related revenue being recognized.

The movements of deferred costs for the years ended December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Beginning balances (current and non-current)	449,069	328,386
Additions	214,181	55,831
Amortizations	(334,864)	(185,710)
Accumulated impairments	(134)	(134)
Ending balances (current and non-current)	328,252	198,373
Deferred costs, current	158,092	89,353
Deferred costs, non-current	170,160	109,020

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Buildings (1)	480,271	865,447
Leasehold and buildings improvement	106,712	95,953
Electronic and office equipment	35,306	37,497
Total cost	622,289	998,897
Less: Accumulated depreciation	(111,197)	(141,249)
Property and equipment, net	511,092	857,648

(1)

In 2017, the Group purchased two buildings in Wuhan (Building A and B) and one building in Guangzhou (Building C) with a total consideration of RMB480,271. In 2018, the Group purchased one building in Wuhan (Building D) with a total consideration of RMB404,725 (including input VAT). In March 2021, Building D was completed for intended use and the cost of RMB385,176 necessarily incurred for its intended use was recorded to property and equipment (Note 10).

To purchase these four buildings, the Group obtained mortgage loans with the total amount of RMB321,540 from PRC banks in 2018 and 2021 (Note 13).

Depreciation expenses were RMB36,250, RMB39,574 and RMB36,361 for the years ended December 31, 2019, 2020 and 2021, respectively.
7.	INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Computer software	4,394	7,033
License	780	780
Less: Accumulated amortization	(3,963)	(5,052)
Intangible assets, net	1,211	2,761

Amortization expenses were RMB973, RMB602 and RMB1,304 for the years ended December 31, 2019, 2020 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.	INTANGIBLE ASSETS, NET - continued

The intangible assets amortization expenses for each of the following fiscal years are as follows:

Amortization
RMB
2022	1,320
2023	1,196
2024	245
Total	2,761

8.	LAND USE RIGHT, NET

The balance of land use right consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Land use right	13,655	—
Less: Accumulated amortization	(91)	—
Land use right, net	13,564	—

The Group acquired a land use right at total cost of RMB13,655 for approximately 33,599 square meters of land in Wuhan, Hubei on October 28, 2020, for the development of office space. In December 2021, the Group negotiated with the local government and returned the land use right to the government as the Group suspended the developing plans.

According to land use right policy in the PRC, the Group has a 50-year use right over the land in Wuhan, which is used as the basis for amortization.

The Group recorded amortization expenses of nil, RMB91 and RMB251 for the years ended December 31, 2019, 2020 and 2021, respectively.
9.	LONG-TERM INVESTMENTS

The Group made investments in three limited partnerships and two private companies, and accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group reviewed the investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group recorded its shares of loss at RMB136, gain at RMB1,349 and loss at RMB4,886 in these investments for the years ended December 31, 2019, 2020 and 2021, respectively. The Group recorded nil, RMB882, and RMB5,000 impairment loss for its long-term investments for the years ended December 31, 2019, 2020, and 2021, respectively. The long-term investment committed but not yet paid amounted to RMB9,840 as of December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayment to acquire a building (1)	404,725	—
Employee loans (2)	28,902	30,702
Rental deposits (3)	9,735	5,245
Others	1,266	4,216
Total	444,628	40,163

(1)

The amount represented the prepayment made in 2018 for a building (Building D) in Wuhan. In March 2021, Building D was completed for intended use and the prepayment was transferred to property and equipment (Note 6) and relevant input VAT.

(2)

In 2019, the Group approved an employee benefit program under which eligible employees can apply for loans from the Group at prevailing interest rates. Upon maturity, the loans can be repaid by cash or the Company's ordinary shares held by those employees based on prevailing market price at the settlement date.

(3)	The amount represented office and enrollment centers’ rental deposits under the lease contracts, which are not refundable within one year.
11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Refund liability (1)	232,859	243,236
Salary and welfare payables	171,520	139,020
Accrued marketing expenses	108,957	41,869
Payables to educational institutions (2)	24,452	28,960
Advanced deposits (3)	20,137	24,204
Other tax liabilities (4)	15,537	75,674
Accrued service fees (5)	13,020	5,691
Payables for leasehold improvement and intangible assets	7,142	6,089
Other payables	14,165	21,300
	607,789	586,043

(1)	Refund liability represented the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy.
(2)	The balance represented tuition fees collected from the students for their registrations with educational institutions.
(3)	Advanced deposits primarily included down payments paid by prospective students before contracts signing.
(4)	The balance represented accrued tax liabilities in accordance with local tax laws.
(5)	The balance represented accrued expenses for outsourced service providers and other professional services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.	REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2019, 2020 and 2021, all of the Group’s revenues were generated in the PRC, and the disaggregated revenues by types were as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Disaggregation of revenues
Revenue by types:
Gross revenues:
Degree- or diploma-oriented post-secondary courses	2,021,990	1,904,957	1,636,256
Professional certification preparation and professional skills courses	155,370	268,118	794,700
Subtotal Online educational courses	2,177,360	2,173,075	2,430,956
Commissions	15,381	19,985	50,465
Others	8,100	11,286	28,979
Total revenues	2,200,841	2,204,346	2,510,400
Less: sales tax and surcharges	(6,939)	(555)	(2,583)
Total net revenues	2,193,902	2,203,791	2,507,817

The movements of the deferred revenue for the years ended December 31, 2020 and 2021 were as follows (1):

	As of December 31,
	2020	2021
	RMB	RMB
Beginning balance (current and noncurrent)	3,228,770	3,024,443
Additions	2,246,023	1,930,075
Deductions	(2,450,350)	(2,606,339)
Ending balance (current and noncurrent)	3,024,443	2,348,179
Deferred revenue, current	1,463,165	1,266,948
Deferred revenue, non-current	1,561,278	1,081,231

(1)	Amounts presented are inclusive of VAT (see VAT in Note 2).

Deferred revenue primarily consists of educational service fees received from customers for which the Group’s revenue recognition criteria have not been met. Deferred revenue balance will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2020 and January 1, 2021 were substantially all recognized as revenue during the years ended December 31, 2020 and 2021, respectively.

The Group’s remaining performance obligations, representing the amount of the transaction price for which service has not been provided, is substantially included in the deferred revenue account on the consolidated financial statements and the related disclosures. As of December 31, 2021, the deferred revenue balance was RMB2,348,179, of which RMB1,266,948 and RMB411,786 will be recognized as revenue over the next 12 and 24 months, respectively, with the remainder of RMB669,445 recognized thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.	LONG-TERM DEBT

On August 29, 2018 and November 21, 2018, the Group entered into two loan agreements with a PRC bank to obtain mortgage bank loans totaling to RMB260,000 for the purchase of Building A and Building D in Wuhan. The loans are secured by pledging Building A and Building D and are repaid in equal instalment every three months with maturity term of 8 years. The annual interest rate is 1.472% prior to April 15, 2021 and 1.25% after April 15, 2021 on top of base rate of one-year interest rate released by the People's Bank of China.

In July 2021, the Group entered into another loan agreement with a PRC bank to obtain a mortgage bank loan amounting to RMB61,540 for the purchase of Building B in Wuhan. The loan is secured by pledging Building B and is repaid in equal instalment every three months with maturity term of 10 years. The annual interest rate is 1.05% on top of base rate of one-year interest rate released by the People's Bank of China. The Group repaid RMB32,500, RMB32,500 and RMB34,038 for the principals of loans during the years ended December 31, 2019, 2020 and 2021, respectively. To acquire the property certificate of building D, the Group held RMB50,008 security deposit in the designated bank account as of December 31,2021 and the restriction on such deposit was removed subsequently in January 2022.

14.ORDINARY SHARES

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

On August 29, 2018, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On November 18, 2019, the Company’s Board of Directors approved the extension of the repurchase program to August 23, 2020. On December 6, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$15,000 of its Class A ordinary shares in the form of ADSs over the following 24 months. In 2021, the Company transferred RMB4,866 to the designated account for share repurchase, which was subsequently used in December 2021 and January 2022. 1,297,363 ADSs, 4,097,195 ADSs and 120,650 ADSs (equivalent to 51,895, 163,884 and 60,325 Class A ordinary shares, respectively) were repurchased for the years ended December 31, 2019, 2020 and 2021 at a total consideration of RMB30,793, RMB26,579 and RMB3,623, respectively. The repurchased shares were presented as treasury stock on the consolidated balance sheets as of December 31, 2020 and 2021.

During the year ended December 31, 2019, 2020 and 2021, 6,600, 148,438 and 107,318 Class C ordinary shares were converted into 6,600, 148,438 and 107,318 Class A ordinary shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

As of December 31, 2020 and 2021, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2020	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable-rate financial instruments	187,191	—	187,191	—
Total	187,191	—	187,191	—

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2021	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable-rate financial instruments	184,159	—	184,159	—
Total	184,159	—	184,159	—

Measured or disclosed at fair value on a non-recurring basis

The Group measures long-term investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Refer to Note 9 for impairment on long-term investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	DISPOSAL OF SUBSIDIARIES

The Group deconsolidated two entities in 2021. These transactions were not a strategic shift of the business and did not have a material impact on the Group’s business. As such, the disposals did not qualify as discontinued operations. The Group received proceeds of RMB20,000, and recorded RMB43,967 of gain from disposals of subsidiaries during the year ended December 31, 2021.

17.	SHARE INCENTIVE PLAN

2017 Share Incentive Plan

In October 2017, the shareholders of the Company approved the 2017 Share Incentive Plan (the “2017 ESOP”) under which the Company can grant a maximum of 483,846 ordinary shares. On August 24, 2018, the Company further approved an additional 345,503 ordinary shares for issuance, and therefore, 829,349 ordinary shares were reserved for issuance under the 2017 ESOP.

Options

No options were granted during the years ended December 31, 2019, 2020 and 2021. A summary of option activities during the year ended December 31, 2021 were presented below:

			Weighted- average		Weighted-
		Weighted-	remaining	Aggregated	average
	Number of	average	contractual	intrinsic	grant date
Share options	shares	exercise price	term(years)	value	fair value
		RMB		RMB	RMB
Outstanding, December 31, 2020	39,225	560.95	6.81	—	271.90
Forfeited	(7,294)	560.95	—	—	271.90
Outstanding, December 31, 2021	31,931	560.95	5.81	—	271.90

Non-vested Shares

On August 1, 2020, the Company granted 80,000 nonvested shares to two employees which were vested immediately and a compensation expense of RMB 27,898 was recorded for the year ended December 31, 2020. No non-vested shares were granted during the year ended December 31, 2021.

Total share-based compensation expense of share-based awards granted to employees, certain directors and management recognized for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	317	146	101
Sales and marketing expenses	674	14,278	(14)
General and administrative expenses	1,979	15,324	681
	2,970	29,748	768

As of December 31, 2021, the unrecognized share-based compensation expenses related to share options were RMB471, which are expected to be recognized in 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.	LEASES

Operating leases

The Group's leases consist of operating leases for administrative office spaces and enrollment centers in different cities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. As of December 31, 2021, the Group did not have additional operating leases that have not yet commenced. As of December 31, 2021, the Group had no long-term leases that were classified as a financing lease. Short-term lease cost for the year ended December 31, 2021 was immaterial.

For the years ended December 31, 2020 and 2021, no variable lease cost was recognized in the consolidated financial statements of the Group.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	85,717	72,698	74,038
Noncash changes in right-of-use assets from new lease obligations and lease modification:
Operating leases	126,099	(24,720)	4,339
Weighted average remaining lease term
Operating leases	12.2 years	12.0 years	12.3 years
Weighted average discount rate
Operating leases	6.7%	7.4%	7.6%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2021:

RMB
2022	34,266
2023	48,943
2024	49,242
2025	51,461
2026	52,857
2027 and thereafter	409,773
Total future lease payments	646,542
Less: Imputed interest	228,099
Total lease liability balance	418,443

Operating leases - continued

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2019, 2020 and 2021, the total rental expenses for all operating leases amounted to RMB96,165, RMB91,814 and RMB68,292, respectively, recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expenses on the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

The Company’s subsidiaries, Sunlands HK, Cheerwins Online Education HK Limited and FireSky Investment HK Limited are located in Hong Kong and are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by Sunlands HK will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2019, 2020 and 2021.

China

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprises in China, including foreign invested enterprises.

Beijing Sunlands was qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2020. For 2021, Beijing Sunlands was subject to an EIT rate of 25%.

Wuhan Shangde was qualified as HNTE and is accordingly entitled to a preferential tax rate of 15% from calendar years 2021 through 2023 and expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss before income tax expenses	(392,589)	(432,573)	197,634
Income tax expenses computed at applicable tax rates of 25%	(98,147)	(108,143)	49,409
Non-deductible and super deduction expenses	(40,711)	769	(27,135)
Effect of tax holidays and tax rate difference	22,595	52,027	(263,431)
Change in valuation allowance	118,703	55,111	221,539
Income tax expenses/(benefit)	2,440	(236)	(19,618)

If the tax holidays granted to Wuhan Shangde were not available, the Group’s income tax benefit would have been RMB11,560 and the basic and diluted net income per ordinary share attributable to the Group would have been RMB31.36, for the year ended December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.	INCOME TAXES - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Accrued expenses	3,599	39,709
Advertising expenses carry-forwards	38,652	47,924
Net operating loss carry-forwards	530,466	732,873
Total deferred tax assets	572,717	820,506
Less: valuation allowance	(559,702)	(781,241)
Deferred tax assets, net	13,015	39,265
Deferred tax liabilities
Deferred costs	(15,220)	(21,782)
Total deferred tax liabilities	(15,220)	(21,782)

As of December 31, 2021, the Company’ subsidiaries, VIEs and VIEs’ subsidiaries registered in the PRC have total net operating loss carry forwards of RMB3,002,122, which would expire on various dates through December 31, 2023 to December 31, 2031.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

20.	NET (LOSS)/INCOME PER SHARE

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to Sunlands Technology Group used in basic and diluted net loss per share:
Net (loss)/income attributable to ordinary shareholders	(394,817)	(430,542)	219,056
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net (loss)/income per share	6,830,058	6,754,134	6,727,552
Net (loss)/income per share
Basic and diluted	(57.81)	(63.74)	32.56

46,631, 39,225 and 31,931 share options were not considered in the computation of diluted net (loss)/income per share for the year ended December 31, 2019, 2020 and 2021, as the effect of potential issuances of shares for share options was anti-dilutive.

21.	COMMITMENTS AND CONTINGENCIES

Investment commitment

The Group was obligated to pay RMB9,840 for the long-term investments as of December 31, 2021.

Contingencies

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

In June 2019, the Company, and certain of its current and former directors and officers and its underwriters in the initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York. Amended complaints in this class action were filed in November 2019. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that the Company's registration statement on Form F-1 in connection with the March 2018 initial public offering contains materially false and misleading statements and omissions in violation of the U.S. federal securities laws. The Company filed a motion to dismiss the action in March 2020, which was denied by an order dated March 31, 2021. In July 2021, the Company filed a motion for judgment on the pleadings, which was fully briefed. Discovery has been stayed pending resolution of the motion for judgment on the pleadings. The Company believes that the allegations are without merit and intends to defend itself vigorously against those claims. It is not possible at this time to reasonably estimate possible losses, or even a range of reasonably possible losses, in connection with the litigation.
22.	SEGMENT REPORTING

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

For the years ended December 31, 2019, 2020 and 2021, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. The Group has one operating segment, which is the provision of online education service. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

23.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB182,132, RMB111,677 and RMB167,257, for the years ended December 31, 2019, 2020 and 2021, respectively.
24.	RESTRICTED NET ASSETS

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,545,678 as of December 31, 2021.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	627,436	499,863	78,439
Prepaid expenses and other current assets	7,832	5,922	929
Amounts due from subsidiaries	1,393,817	1,430,792	224,522
Total current assets	2,029,085	1,936,577	303,890
Non-current assets
Other non-current assets	23,705	25,316	3,973
Total non-current assets	23,705	25,316	3,973
TOTAL ASSETS	2,052,790	1,961,893	307,863

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	10,822	23,216	3,643
Total current liabilities	10,822	23,216	3,643
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	3,249,408	2,943,976	461,974
Other non-current liabilities	4,029	3,927	616
Total non-current liabilities	3,253,437	2,947,903	462,590
TOTAL LIABILITIES	3,264,259	2,971,119	466,233

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,978,621 and 2,085,939 shares issued as of December 31, 2020 and 2021, respectively; 1,792,560 and 1,839,553 shares outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,110,248 and 4,002,930 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,367,168	2,364,313	371,012
Accumulated other comprehensive income	96,490	82,532	12,951
Accumulated deficit	(3,675,129)	(3,456,073)	(542,333)
TOTAL SHAREHOLDERS’ DEFICIT	(1,211,469)	(1,009,226)	(158,370)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,052,790	1,961,893	307,863

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	(317)	(163)	(101)	(16)
Gross profit	(317)	(163)	(101)	(16)
Operating expenses
Sales and marketing expenses	(674)	(14,278)	14	2
General and administrative expenses	(22,850)	(61,500)	(58,477)	(9,176)
Total operating expenses	(23,524)	(75,778)	(58,463)	(9,174)
Loss from operations	(23,841)	(75,941)	(58,564)	(9,190)
Interest income	38,331	14,880	5,349	838
Other income, net			8	1
Profit/(loss) before income tax expenses	14,490	(61,061)	(53,207)	(8,351)
Income tax expenses	—	—	—	—
(Loss)/income from investment in subsidiaries	(409,307)	(369,481)	272,263	42,724
Net (loss)/income	(394,817)	(430,542)	219,056	34,373

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net (loss)/income	(394,817)	(430,542)	219,056	34,373
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	23,608	(45,945)	(13,958)	(2,190)
Total comprehensive (loss)/income	(371,209)	(476,487)	205,098	32,183

.ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash used in operating activities	(360,769)	(427,279)	(37,609)	(5,904)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	—	(120,107)	—	—
Proceeds from maturity of short-term investments	436,228	120,107	—	—
Amounts due from subsidiaries	—	—	(69,529)	(10,910)
Loan to employees	(26,849)	—	(2,204)	(346)
Repayment of loan to employees	—	563	—	—
Net cash generated from/(used in) investing activities	409,379	563	(71,733)	(11,256)
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(31,650)	(26,579)	(4,866)	(764)
Net cash used in financing activities	(31,650)	(26,579)	(4,866)	(764)
Effect of exchange rate charges	21,567	(44,317)	(13,365)	(2,095)
Net increase/(decrease) in cash and cash equivalents	38,527	(497,612)	(127,573)	(20,019)
Cash and cash equivalents at beginning of the year	1,086,521	1,125,048	627,436	98,458
Cash and cash equivalents at end of the year	1,125,048	627,436	499,863	78,439

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

The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries, the VIEs and the VIEs’ subsidiaries were reported using the equity method of accounting. The Company’s share of loss/income from its subsidiaries, the VIEs and the VIEs’ subsidiaries were reported as equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries in the condensed statements of operations.

3.	CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.