Form 20-F
period 2022-12-31
Sunlands Technology Group
filed 2023-04-25
CIK 1723935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

6,926,440 ordinary shares, comprised of (i) 2,618,698 Class A ordinary shares (excluding 5,200 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans), par value $0.00005 per share; (ii) 826,389 Class B ordinary shares, par value $0.00005 per share and (iii) 3,481,353 Class C ordinary shares, par value $0.00005 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
•
“China” or “PRC” refer to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong and Macau;
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
•
“Group” refers to Sunlands Technology Group, its subsidiaries, the consolidated variable interest entities and their respective subsidiaries;
•
“number of students” for a given period refers to the total number of orders placed by students which remain in their respective service periods;
•
“new student enrollments” for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with the Group and excluding those students that enroll in low-priced short courses designed to improve customer experience);
•
“ordinary shares” refers to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value of US$0.00005 per share;
•
“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
•
“service period” for a given student refers to the period covered by the contract between the Group and such student pursuant to which such student can attend the Group’s courses;
•
“student loan coverage ratio” is calculated by dividing the amount of tuitions financed by student loans by gross billings. For the purposes of calculating student loan coverage ratios for a particular period, (i) the amount of tuitions financed by student loans is the total value of orders financed by student loans less (a) the amount of loan refunds made during that period; and (b) the interest payments that the Group made to the credit providers on the loans during that period; and (ii) the value of an order financed by student loans included the amount of down payments made by a student; in 2022, the down payments made by students accounted for approximately 15.7% of the total value of orders financed by student loans;
•
“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
•
“we,” “us,” “our company” or “our” refers to Sunlands Technology Group, a Cayman Islands company previously known as Sunlands Online Education Group, and its subsidiaries; and
•
“variable interest entities” or “VIEs” refers to Beijing Yuanchilaxiang Education Technology Co., Ltd (formerly known as “Beijing Shangde Online Education Technology Co., Ltd.”), or Beijing Sunlands, Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, Tianjin Shangde Online Education Technology Co., Ltd., or Tianjin Shangde, and Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding. See “Item 4. Information on the Company—4.A. History and Development of the Company.”

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on the Group’s current expectations and projections about future events and financial trends that we believe may affect Group’s financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•
the Group’s goals and growth strategies;
•
the Group’s expectations regarding demand for and market acceptance of the Group’s brand and services;
•
the Group’s ability to retain and increase the Group’s student enrollments;
•
the Group’s ability to offer new courses and educational content;
•
the Group’s ability to engage, train and retain new faculty members;
•
the Group’s future business development, results of operations and financial condition;
•
the Group’s ability to maintain and improve technology infrastructure necessary to operate the Group’s business;
•
competition in the online education industry in China;
•
relevant government policies and regulations relating to the Group’s corporate structure, business and industry;
•
general economic and business condition in China; and
•
assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that the Group’s actual future results may be materially different from and worse than what the Group expects. Other sections of this annual report discuss factors which could adversely impact the Group’s business and financial performance. Moreover, the Group operates in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on the Group’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Sunlands Technology Group is a Cayman Islands holding company. The Group’s operations in China are conducted through our PRC subsidiaries and the consolidated variable interest entities, or the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of the Group’s business. This structure allows us to be considered the primary beneficiary of the VIEs for accounting purposes, which serves as the basis for consolidating the VIEs’ operating results in the Group’s financial statements under U.S. GAAP. The VIEs are owned by certain nominee shareholders, not us. Most of the nominee shareholders of the VIEs are also beneficial owners of our company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company” or “our” refers to Sunlands Technology Group and its subsidiaries. “Variable interest entities” or “VIEs” refers to Beijing Yuanchilaxiang Education Technology Co., Ltd. (formerly known as “Beijing Shangde Online Education Technology Co., Ltd.”), or Beijing Sunlands, Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, Tianjin Shangde Online Education Technology Co., Ltd., or Tianjin Shangde, and Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding. The VIEs primarily conduct operations in China. The VIEs are consolidated for accounting purposes but are not entities in which we own equity. Our company does not conduct operations by ourselves.

The following chart illustrates the Group’s organizational structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIEs and certain other subsidiaries as of the date of this annual report.

Sunlands Technology Group (Cayman)
100%
100%
100%
Cheerwins Technology Group (Cayman)
100%
Sunlands Online Education HK Limited (Hong Kong)
FireSky Investment HK Limited (Hong Kong)
Cheerwins Online Education HK Limited (Hong Kong)
Outside PRC
Inside PRC
100%
100%
100%
Wuhan Zhidao Online Education Technology Co., Ltd
100%
Wuhan Studyvip Online Education Co., Ltd.
Wuhan Zhongtudao Technology Co., Ltd
Tianjin Alaman Education Technology Co., Ltd.
Mr. Heqiang Sheng
Mr. Shaobin Zhang
95%
5%
Beijing Yuanchilaxiang Education Technology Co., Ltd.
VIE
VIE
Mr. Jianhong Yin
Mr. Tongbo Liu
95%
5%
Wuhan Xiaoyan Technology Co., Ltd.
Mr. Jianhong Yin
Mr. Tongbo Liu
95%
5%
Tianjin Shangde Online Education Technology Co., Ltd.
VIE
Mr. Wei Han
100%
Wuhan Jiayan Online Education Technology Co., Ltd.
VIE
Ms. Jing Gao
Mr. Yanjun Li
95%
5%
Beijing Lingding Management Consulting Co., Ltd.
VIE

The Group’s corporate structure involves unique risks to investors in the ADSs. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 47.3%, 21.4% and 46.3%, respectively, of the Group’s total net revenues. As of December 31, 2021 and 2022, the total assets of the VIEs, excluding amounts due from other consolidated entities in the Group, equaled to 33.6% and 39.6% of the Group’s consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our contractual interests in those operations or otherwise significantly change the Group’s corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of the Group as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of the Group’s business in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” for detailed discussion.

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all business operations in the PRC through our subsidiaries incorporated in the PRC and the contractual arrangements among our PRC subsidiaries and the VIEs. It is the VIEs that hold key operating licenses, provide services to customers, and enter into contracts with suppliers. We operate the Group’s business this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law restricts direct foreign investment in such operating companies in the PRC. These contractual arrangements include the operating agreements, equity pledge agreements, exclusive purchase option agreements, shareholder voting right trust agreements, loan agreements, and cooperation agreements, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in the Group’s financial statements under U.S. GAAP.

It is important to note that investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. More specifically, investors in the ADSs or our ordinary shares would not be holding any ownership interest, directly or indirectly, in the VIEs under current PRC laws and regulations as investors would only have the contractual relationship with the operating entities in the PRC. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. Any of such nominee shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all business operations or otherwise benefit from the assets held by the VIEs and their shareholders, which could have a material adverse effect on the Group’s business, financial condition and results of operations. As a result, the contractual arrangements may be less effective than direct ownership, and we could face heightened challenges, risks and costs in enforcing these contractual arrangements due to legal uncertainties and jurisdictional limits, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Contractual Arrangements with Consolidated VIEs and Their Shareholders

Currently, the Group’s online education service business in China is operated partially through the VIEs and their subsidiaries due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business, and we are considered the primary beneficiary of each of the VIEs for accounting purposes through a series of contractual arrangements.

From August 2017 to March 2023, Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Beijing Sunlands, Tianjin Shangde, Wuhan Jiayan and Beijing Lingding, as well as their shareholders and, where applicable, operating subsidiaries of them, through which we became the primary beneficiary of these VIEs for accounting purposes.

In addition, in June 2021, Wuhan Zhongtudao Technology Co., Ltd, or Wuhan Zhongtudao, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Wuhan Xiaoyan, as well as its shareholders, through which we became the primary beneficiary of Wuhan Xiaoyan for accounting purposes.

Through the below contractual agreements, Wuhan Zhibo and Wuhan Zhongtudao, our wholly owned subsidiaries, are able to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. They are therefore considered the primary beneficiaries of the VIEs and their subsidiaries for accounting purposes and are able to consolidate their operating results in the Group’s financial statements under U.S. GAAP.

Exclusive Technical Consultation and Service Agreement. Under the exclusive technical consultation and service agreement among Wuhan Zhibo, Beijing Lingding and the subsidiaries of Beijing Lingding, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to Beijing Lingding and the subsidiaries of Beijing Lingding, and Beijing Lingding and the subsidiaries of Beijing Lingding agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, Beijing Lingding and the subsidiaries of Beijing Lingding are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Lingding and the subsidiaries of Beijing Lingding agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of Beijing Lingding and the subsidiaries of Beijing Lingding monthly revenue. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of Beijing Lingding and the subsidiaries of Beijing Lingding. Without Wuhan Zhibo’s prior written consent, Beijing Lingding and the subsidiaries of Beijing Lingding do not have the right to terminate this exclusive technical consultation and service agreement. Wuhan Zhibo and Wuhan Zhongtudao have entered into exclusive technical consultation and service agreements with the rest of the VIEs, respectively. The terms of such agreements are substantially the same as the agreement of Beijing Lingding summarized above.

Business Operation Agreement. Under the business operation agreement, each of Beijing Lingding, the subsidiaries of Beijing Lingding and the shareholders of Beijing Lingding confirmed and agreed that, without Wuhan Zhibo’s prior written consent, it shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Beijing Lingding and the subsidiaries of Beijing Lingding, including but not limited to sale or purchase of any assets or rights exceeding RMB50,000, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. Beijing Lingding, the subsidiaries of Beijing Lingding and the shareholders of Beijing Lingding shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Beijing Lingding shall elect or appoint the candidates recommended by Wuhan Zhibo as Beijing Lingding’s directors and supervisors, and procure the appointment of Beijing Lingding’s chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, Beijing Lingding and the subsidiaries of Beijing Lingding is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, Beijing Lingding and the subsidiaries of Beijing Lingding. This agreement will remain binding until dissolution of Beijing Lingding and all the subsidiaries of Beijing Lingding. Wuhan Zhibo and Wuhan Zhongtudao have entered into business operation agreements with the rest of the VIEs, respectively. The terms of such agreements are substantially the same as the agreement of Beijing Lingding summarized above.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Wuhan Zhibo, the shareholders of Beijing Lingding and Beijing Lingding, the shareholders of Beijing Lingding pledged all of their equity interests in Beijing Lingding to Wuhan Zhibo as security for performance of the obligations of Beijing Lingding and its shareholders under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement. The shareholders of Beijing Lingding shall instruct Beijing Lingding not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Wuhan Zhibo may exercise the right to enforce the pledges after giving a notice of default to the shareholders of Beijing Lingding. Wuhan Zhibo may assign any and all of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of Beijing Lingding and their successors. Wuhan Zhibo and Wuhan Zhongtudao have entered into equity interest pledge agreements with the rest of the VIEs, respectively. The terms of such agreements are substantially the same as the agreement of Beijing Lingding summarized above.

Option Agreement. Pursuant to the option agreement among Wuhan Zhibo, the shareholders of Beijing Lingding and Beijing Lingding, each of the shareholders irrevocably granted Wuhan Zhibo a right to purchase, or designate a third party to purchase, equity interests in Beijing Lingding then held by each shareholder at once or at multiple times at any time in part or in whole at Wuhan Zhibo’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of Beijing Lingding shall promptly surrender all considerations they received from the exercise of the options to Wuhan Zhibo or the designated third party free of charge. Without Wuhan Zhibo’s prior written consent, the shareholders of Beijing Lingding shall not, individually or collectively, make or procure Beijing Lingding to make in any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of Beijing Lingding. Without Wuhan Zhibo’s prior written consent, Beijing Lingding shall not enter into any contract exceeding RMB50,000, except the contracts in the ordinary course of the business. Beijing Lingding shall not be dissolved or liquidated without prior written consent by Wuhan Zhibo. The shareholders of Beijing Lingding waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of Beijing Lingding to Wuhan Zhibo as instructed.

Wuhan Zhibo and Wuhan Zhongtudao have entered into option agreements with the rest of the VIEs, respectively. The terms of such agreements are substantially the same as the agreement of Beijing Lingding summarized above.

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of Beijing Lingding, the shareholders of Beijing Lingding each irrevocably authorized Wuhan Zhibo to act on their respective behalf as exclusive agent and attorney with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Lingding, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on their behalf, exercise all the shareholder’s rights according to laws and regulations and Beijing Lingding’s articles of association (including but not limited to voting rights and the sale transfer, pledge or dispose of all equity interests held in part or in whole) and designate and appoint on their respective behalf the president, directors, supervisors, Chief Executive Officer, Chief Financial Officer and other senior management members of Beijing Lingding.

The shareholders of the rest of the VIEs each irrevocably authorize Wuhan Zhibo or Wuhan Zhongtudao, respectively, to act on their respective behalf as executive agent and attorney with respect to all rights of shareholders pursuant the power of attorney executed by them, the terms of which are substantially the same as the agreement of Beijing Lingding summarized above.

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the shareholders of Beijing Lingding, the signing spouse confirmed and agreed that the equity interests of Beijing Lingding are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Beijing Lingding held by their spouses.

The spouses of the shareholders of the rest of the VIEs, as applicable, also signed the spousal consent letters respectively, the terms of which are substantially the same as the spousal consent letter of Beijing Lingding summarized above.

As a result of the contractual arrangements above, Wuhan Zhibo and Wuhan Zhongtudao bear the economic risks and receive the economic benefits of the VIEs, hold the power in directing the significant activities of the VIEs, and are the primary beneficiary of the VIEs for accounting purposes. Therefore, we have consolidated the financial results of the VIEs and their subsidiaries in the Group’s consolidated financial statements.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among our wholly-owned PRC subsidiaries, the VIEs, the VIEs’ respective shareholders and the VIEs’ respective subsidiaries are valid, binding and enforceable under the PRC laws and regulations currently in effect.

However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Licenses and Approvals

As advised by our PRC legal counsel, we believe our PRC subsidiaries and the VIEs have obtained all licenses and approvals explicitly required and necessary for the Group’s operations in China, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group faces regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The failure to obtain and maintain other approvals, licenses, permits or filings applicable to the Group’s business could have a material adverse impact on the Group’s business, financial conditions and results of operations,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations.”

The following table sets forth a list of licenses and approvals, subject to further renewal, that our PRC subsidiaries and the VIEs are explicitly required to obtain and necessary to carry out the Group’s operations in China as of the date of this annual report and none of such licenses and approvals obtained had been denied or rescinded.

License	Entity Holding the License	Status
Value-added telecommunications business license (ICP certificate)	Beijing Sunlands (VIE)	Obtained
	Beijing Yuanmashijie Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Fangtang Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Jiayan Online Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Xingui Online Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Publication business operating license	Beijing Sunlands (VIE)	Obtained
	Wuhan Shangde (PRC subsidiary)	Obtained
	Wuhan Chengyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Fangtang Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Xiaoyan (VIE)	Obtained

	Wuhan Jiayan (VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Chengdu Xin Ketang Culture Transmission Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Shuhan Fenglin Cultural Development Co. Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
License for the Production and Operation of Radio and Television Program	Beijing Sunlands (VIE)	Obtained
Food Business License	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Shenzhen Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, the Group may be required to obtain additional licenses, permits, filings, registrations or approvals for business operations in the future. If the Group is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required licenses, permits, filings, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if the Group had inadvertently concluded that such licenses, approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires the Group to obtain such licenses, approval, permits, registrations or filings in the future, the Group may be unable to obtain such necessary licenses, approvals, permits, registrations or filings in a timely manner, or at all, and such licenses, approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject the Group to fines and other regulatory, civil or criminal liabilities, and the Group may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect the Group’s business operation. For risks relating to licenses and approvals required for business operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business.”

As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations”, Sunlands Technology Group, our subsidiaries and the VIEs are not subject to the permission requirements from the CAC with respect to business operations, based on the fact that, as of the date of this annual report, none of Sunlands Technology Group, our subsidiaries and the VIEs has been identified by any PRC governmental authority as an “critical information infrastructure operator” that will be subject to the CAC’s cybersecurity review requirements. However, there remain uncertainties on the interpretation and implementations of the Cybersecurity Review Measures and other laws and regulations regarding cybersecurity and data protection. If the CAC or other regulatory agencies subsequently require that their approvals be obtained for the Group’s respective data processing activities, the Group may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. For details, see “Item 3. Key Information—Recent Regulatory Development—Cybersecurity Review Measures.”

In addition, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and NYSE listing status, as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the

CAC. As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, as a group that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures, Sunlands Technology Group, our subsidiaries and the VIEs are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE, based on their consultation with competent government authorities. According to the press conference held by CSRC for the release of the Overseas Listing Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, as a group that has been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures, Sunlands Technology Group, our subsidiaries and the VIEs are not required to complete the filing with the CSRC to maintain our listing status on the NYSE, but we may be required to undergo the filing procedures with the CSRC for our future offerings, listing or any other capital raising activities. Since the Overseas Listing Trial Measures were newly promulgated, there remain significant uncertainties surrounding the interpretation, application and enforcement of such measures. If we are required to complete the filing procedure with the CSRC under the Overseas Listing Trial Measures for any of our future offerings, listing or any other capital raising activities, it is uncertain whether we could complete such filing procedure as required in a timely manner, or at all, and such filings may be rescinded even if completed. Any such circumstance could subject the Group to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.”

Recent Regulatory Development

Cybersecurity Review Measures

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. As the Revised Cybersecurity Review Measures is newly promulgated, it is uncertain how the measures will be interpreted or implemented and how they will affect the Group. We cannot predict the impact of the Revised Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of the Group’s business, the Group faces potential risks if the Group is deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, the Group may be required to suspend providing any existing or new services to the Group’s customers and/or experience other disruptions of the Group’s operations, and such review could also result in negative publicity with respect to the Group and diversion of the Group’s managerial and financial resources.

As of the date of this annual report, the Group has not been involved in any investigations or becomes subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and the Group has not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

As advised by our PRC legal counsel, Tian Yuan Law Firm, under the currently effective PRC laws and regulations, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—the Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations”, Sunlands Technology Group, our subsidiaries and the VIEs are not covered by permission requirements from the CAC (i) to conduct a security offering or maintain our listing status on the NYSE, or (ii) to conduct business operations, on the following grounds: (i) our PRC legal counsel has consulted the competent government authorities which acknowledged that, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed; (ii) as of the date of this annual report, none of Sunlands Technology Group, our subsidiaries and the VIEs has been identified by any PRC governmental authority as a “critical information infrastructure operator” that will be subject to the CAC’s cybersecurity review requirements. However, there remain uncertainties on the interpretation and implementations of the Cybersecurity Review Measures and other laws and regulations regarding cybersecurity and data protection. If the CAC or other regulatory agencies later require that the Group obtains their approvals for our future offshore offerings or for the Group’s data processing activities, the Group may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance may significantly limit or completely hinder our ability to continue to offer securities to investors, subject the Group to penalties, or cause the Group to alter the Group’s business model or practices and cause the value of such securities to significantly decline or be worthless.

Potential CSRC Filing Required for the Listing of our ADSs

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer or list securities overseas, either in direct or indirect means, are required to report and file required documents with the CSRC. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days of the completion of fundraising activities on the same overseas capital market and shall make the required filing immediately after they submit the application for their listing or offering securities in other overseas capital markets. As advised by our PRC legal counsel, Tian Yuan Law Firm, as a group that has been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures, Sunlands Technology Group, our subsidiaries and the VIEs are not required to complete the filing with the CSRC only to maintain our listing status on the NYSE. However, Sunlands Technology Group, our subsidiaries or the VIEs may be required to conduct the filing procedures with the CSRS for our future offerings, listing or any other capital raising activities.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear and we cannot assure you that we could be able to complete the required filing procedure in relation to our further capital raising activities in a timely manner, or at all. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.”

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, we and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2020 and 2021, the net amounts of working capital support provided by our PRC subsidiaries to the VIEs were RMB1,475.3 million and RMB12.5 million, respectively. In 2022, the net amount of working capital support provided by the VIEs to our PRC subsidiaries was RMB538.3 million (US$78.1 million). For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, Sunlands Technology Group had made cumulative capital contributions of US$200.0 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2020, 2021 and 2022, the VIEs transferred RMB17.1 million, RMB62.6 million and RMB51.6 million (US$7.5 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2020, 2021 and 2022. There were no other assets transferred between us and the VIEs in 2020, 2021 and 2022.

As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, the Group is able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so and that the VIEs, in case in the form of non-enterprise institution, follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and do not damage the state interests, the interests of the non-enterprise institution or the rights and interests of the teachers and students when conducting such related party transaction.

Our subsidiaries are permitted to pay dividends to their shareholders, and eventually to Sunlands Technology Group, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct business.”

Sunlands Technology Group has previously declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of its ordinary shares and ADSs on June 14, 2022, and is in the process of the distribution of such dividend as of the date of this annual report. Except for that, we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

As of the date of this annual report, no transfers, dividends, or distributions between Sunlands Technology Group, our PRC subsidiaries, and the VIEs, other than those described in this annual report, have been made. As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Sunlands Technology Group, our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations discussed in this section.

To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Sunlands Technology Group, our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Sunlands Technology Group, our subsidiaries, or the VIEs to transfer cash or assets. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct business.”

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

(2) Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as cost of revenues of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

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

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises, or the FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied. In addition, this table has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis. Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income by approximately 5.5% of the pre-tax income. The Group’s management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2022
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	5,493	1,241,229	1,076,379	—	2,323,101
Inter-company revenues	—	127,317	51,646	186,310	(365,273)	—
Total costs and operating expenses	(45,468)	(47,809)	(1,220,996)	(757,159)	365,273	(1,706,159)
Income/(loss) from subsidiaries and VIEs	682,865	597,673	511,688	—	(1,792,226)	—
Income/(loss) from non- operations	6,562	191	10,792	14,061	—	31,606
Income/(loss) before income tax benefit/(expenses) and gain from equity method investments	643,959	682,865	594,359	519,591	(1,792,226)	648,548
Income tax benefit/(expenses)	—	—	3,314	(15,306)	—	(11,992)
Gain from equity method investments	—	—	—	6,453	—	6,453
Net income/(loss)	643,959	682,865	597,673	510,738	(1,792,226)	643,009
Less: net loss attribute to non-controlling interests	—	—	—	(950)	—	(950)
Net income/(loss) attributable to Sunlands Technology Group	643,959	682,865	597,673	511,688	(1,792,226)	643,959

	For the Year Ended December 31, 2021
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	320	1,970,224	537,273	—	2,507,817
Inter-company revenues	—	—	62,600	392,410	(455,010)	—
Total costs and operating expenses	(58,564)	(66,884)	(1,846,298)	(882,418)	460,612	(2,393,552)
Income/(loss) from subsidiaries and VIEs	272,263	338,827	151,955	—	(763,045)	—
Income/(loss) from non- operations	5,357	—	7,799	75,815	(5,602)	83,369
Income/(loss) before income tax (expenses)/benefit and loss from equity method investments	219,056	272,263	346,280	123,080	(763,045)	197,634
Income tax (expenses)/benefit	—	—	(7,453)	27,071	—	19,618
Loss from equity method investments	—	—	—	(4,886)	—	(4,886)
Net income/(loss)	219,056	272,263	338,827	145,265	(763,045)	212,366
Less: net loss attribute to non-controlling interests	—	—	—	(6,690)	—	(6,690)
Net income/(loss) attributable to Sunlands Technology Group	219,056	272,263	338,827	151,955	(763,045)	219,056

	For the Year Ended December 31, 2020
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	—	1,161,098	1,042,693	—	2,203,791
Inter-company revenues	—	—	17,118	409,376	(426,494)	—
Total costs and operating expenses	(75,941)	(54,486)	(1,684,566)	(1,480,604)	442,788	(2,852,809)
(Loss)/income from subsidiaries and VIEs	(369,481)	(315,024)	(57,013)	—	741,518	—
Income/(loss) from non- operations	14,880	29	176,817	41,013	(16,294)	216,445
(Loss)/income before income tax benefit/(expenses) and gain from equity method investments	(430,542)	(369,481)	(386,546)	12,478	741,518	(432,573)
Income tax benefit/(expenses)	—	—	71,522	(71,286)	—	236
Gain from equity method investments	—	—	—	1,349	—	1,349
Net (loss)/income	(430,542)	(369,481)	(315,024)	(57,459)	741,518	(430,988)
Less: net loss attribute to non-controlling interests	—	—	—	(446)	—	(446)
Net (loss)/income attributable to Sunlands Technology Group	(430,542)	(369,481)	(315,024)	(57,013)	741,518	(430,542)

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2022
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash, cash equivalents, and restricted cash	496,184	8,840	100,165	152,215	—	757,404
Amount due from Group companies	1,383,654	—	2,201,067	—	(3,584,721)	—
Other current assets	8,805	4,496	66,286	132,113	—	211,700
Property and equipment, net	—	—	593,534	220,249	—	813,783
Other non-current assets	38,046	—	57,558	397,579	—	493,183
Total assets	1,926,689	13,336	3,018,610	902,156	(3,584,721)	2,276,070
Liabilities
Deferred revenue	—	1,134	1,064,524	625,288	—	1,690,946
Amount due to Group companies	—	1,383,654	—	2,201,067	(3,584,721)	—
Other current liabilities	46,709	4,822	232,290	208,237	—	492,058
Other non-current liabilities	—	—	153,888	319,029	—	472,917
Deficits of investment in subsidiaries and VIEs	2,254,467	878,193	2,446,101	—	(5,578,761)	—
Total liabilities	2,301,176	2,267,803	3,896,803	3,353,621	(9,163,482)	2,655,921
Non-controlling interest	—	—	—	(5,364)	—	(5,364)
Total Sunlands Technology Group shareholders’ deficit	(374,487)	(2,254,467)	(878,193)	(2,446,101)	5,578,761	(374,487)
Total liabilities and equity	1,926,689	13,336	3,018,610	902,156	(3,584,721)	2,276,070

	As of December 31, 2021
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash, cash equivalents, and restricted cash	499,863	3,490	108,474	64,896	—	676,723
Amount due from Group companies	1,430,792	—	2,773,349	33,935	(4,238,076)	—
Other current assets	5,922	8,554	291,349	144,036	—	449,861
Property and equipment, net	—	—	627,793	229,855	—	857,648
Other non-current assets	25,316	—	151,937	431,135	—	608,388
Total assets	1,961,893	12,044	3,952,902	903,857	(4,238,076)	2,592,620
Liabilities
Deferred revenue	—	—	1,795,150	553,029	—	2,348,179
Amount due to Group companies	—	1,430,792	33,935	2,773,349	(4,238,076)	—
Other current liabilities	23,216	164	409,794	205,833	—	639,007
Other non-current liabilities	3,927	—	293,786	321,873	—	619,586
Deficits of investment in subsidiaries and VIEs	2,943,976	1,525,064	2,945,301	—	(7,414,341)	—
Total liabilities	2,971,119	2,956,020	5,477,966	3,854,084	(11,652,417)	3,606,772
Non-controlling interest	—	—	—	(4,926)	—	(4,926)
Total Sunlands Technology Group shareholders’ deficit	(1,009,226)	(2,943,976)	(1,525,064)	(2,945,301)	7,414,341	(1,009,226)
Total liabilities and equity	1,961,893	12,044	3,952,902	903,857	(4,238,076)	2,592,620

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2022
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(53,792)	54,467	(628,363)	636,832	—	9,144
Loan and working capital support within the Group	47,138	—	538,347	—	(585,485)	—
Other investing activities	(13,013)	—	120,361	(11,166)	—	96,182
Net cash generated from/(used in) investing activities	34,125	—	658,708	(11,166)	(585,485)	96,182
Net proceeds from loan and working capital support from entities within the Group	—	(47,138)	—	(538,347)	585,485	—
Other financing activities	(29,257)	—	(38,654)	—	—	(67,911)
Net cash (used in)/generated from financing activities	(29,257)	(47,138)	(38,654)	(538,347)	585,485	(67,911)

	For the Year Ended December 31, 2021
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(37,609)	(65,738)	(85,178)	(184,726)	—	(373,251)
Loan and working capital support within the Group	(69,529)	—	(12,529)	—	82,058	—
Other investing activities	(2,204)	—	167,721	177,164	—	342,681
Net cash (used in)/generated from investing activities	(71,733)	—	155,192	177,164	82,058	342,681
Net proceeds from loan and working capital support from entities within the Group	—	69,529	—	12,529	(82,058)	—
Other financing activities	(4,866)	—	(34,038)	—	—	(38,904)
Net cash (used in)/generated from financing activities	(4,866)	69,529	(34,038)	12,529	(82,058)	(38,904)

	For the Year Ended December 31, 2020
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(427,279)	309,706	1,199,784	(1,270,852)	—	(188,641)
Loan and working capital support within the Group	—	—	(1,475,286)	—	1,475,286	—
Investment in entities within the Group	—	(326,250)	—	—	326,250	—
Other investing activities	563	—	(135,824)	(214,045)	—	(349,306)
Net cash generated from/(used in) investing activities	563	(326,250)	(1,611,110)	(214,045)	1,801,536	(349,306)
Net proceeds from loan and working capital support from entities within the Group	—	—	—	1,475,286	(1,475,286)	—
Proceeds from group capital contribution	—	—	326,250	—	(326,250)	—
Other financing activities	(26,579)	—	(32,500)	—	—	(59,079)
Net cash (used in)/generated from financing activities	(26,579)	—	293,750	1,475,286	(1,801,536)	(59,079)

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the SAFE, or its local branches. However, where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy the Group’s foreign currency demands, the Group may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of Renminbi into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Sunlands Technology Group. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Impact of Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—3.D Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for the Group’s financial statements. On December 15, 2022, the PCAOB announced that it was able to inspect and investigate completely issuer audit engagement of PCAOB-registered public accounting firms headquartered in China and Hong Kong in 2022. If the PCAOB is unable to conduct inspections over our auditor in the future, such inability to inspect will deprives our investors with the benefits of such inspections.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

The Group faces various legal and operational risks and uncertainties as a group based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of China-based issuers, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, the Group faces risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the uncertainty on whether the PCAOB will continue to be able to satisfactorily inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PRC government may also intervene with or influence the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected educational industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding educational industry that could adversely affect the Group’s business, financial condition and results of operations. Any such action, once taken by the PRC government, could significantly limit or completely hinder the Group’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. Furthermore, Sunlands Technology Group is a Cayman Islands holding company. The Group’s operations in China are conducted through our PRC subsidiaries and the VIEs. Thus, the Group’s corporate structure involves unique risks to investors in the ADSs.
You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties the Group faces, organized under relevant headings. In particular, as we are a China-based issuer incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to the Group’s Business

•
If the Group fails to increase student enrollments, the Group’s net revenues may decline, and the Group may not be able to maintain growth.
•
If the Group fails to manage its business growth effectively, the success of the Group’s business model will be compromised.
•
The Group has a history of net losses and the Group may not continue to achieve profitability in the future.
•
If the Group is unable to conduct sales and marketing activities cost-effectively, the Group’s results of operations and financial condition may be materially and adversely affected.
•
The Group may be adversely affected by any negative publicity concerning the Group and the Group’s business, shareholders, affiliates, directors, officers and employees and the industry in which the Group operates, regardless of its accuracy, which could harm the Group’s reputation and business.
•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the education industry.
•
The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.
•
The Group faces regulatory risks and uncertainties associated with the Group’s teachers’ lack of teaching licenses.
•
The Group faces regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs.
•
The failure to obtain and maintain other approvals, licenses, permits or filings applicable to the Group’s business could have a material adverse impact on the Group’s business, financial conditions and results of operations.
•
The Group may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.

Risks Related to Our Corporate Structure

•
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the Group’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the Group’s financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations and rules, or if these laws, regulations and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
•
We rely on contractual arrangements with the VIEs and their respective shareholders for a significant portion of the Group’s business operations which may not be as effective as direct ownership.
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
•
The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition.

Risks Related to Doing Business in China

•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements. For details, please see page 41.
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the Group’s business and operations. For details, please see pages 41 to 42.
•
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in the Group’s operations and the value of our ADSs. For details, please see page 42.
•
The PRC government’s significant oversight over the Group’s business operation in China could result in a material adverse change in the Group’s operations in China and the value of our ADSs. The Chinese government may intervene or influence the Group’s operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see pages 42 to 43.
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against the Group or the Group’s management named in the annual report based on foreign laws. For details, please see page 43.
•
We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct business. For details, please see pages 43 to 44. Also see “Item 3. Key Information–Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” on page 16 for more information.
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for the Group’s financial statements. Such inability to inspect in the past has deprived our investors with the benefits of such inspections. For details, please see page 48.
•
Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. For details, please see pages 48 to 49.

Risks Related to the ADSs

•
If the market price for our ADSs falls below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the NYSE.
•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
•
If securities or industry analysts do not publish research or reports about the Group’s business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
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

Risks Related to the Group’s Business

If the Group fails to increase student enrollments, the Group’s net revenues may decline, and the Group may not be able to maintain growth.

The Group generates revenue primarily from the tuition the Group collects from students. It is critical for the Group to enroll prospective students in a cost-effective manner. Some of the factors, many of which are largely beyond the Group’s control, could prevent the Group from successfully increasing enrollments of new students in a cost-effective manner, or at all. These factors include, among other things, (i) reduced interest in the degrees, diplomas, certifications, professions, skills or interests for which our course offerings are designed; (ii) negative publicity or perceptions regarding us, or online education services in general; (iii) the emergence of alternative course delivery models; (iv) the inability of students to pay the tuition; (v) increasing market competition, particularly price reductions by competitors that the Group is unable or unwilling to match; and (vi) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for the Group’s services, the Group’s student enrollments could be negatively affected or the Group’s costs associated with student acquisition and retention could increase, or both, any of which could materially affect the Group’s ability to grow the Group’s gross billings and net revenues. These developments could also harm the Group’s brand and reputation, which would negatively impact the Group’s ability to expand the Group’s business.

If the Group fails to manage its business growth effectively, the success of the Group’s business model will be compromised.

The Group’s growth strategy has placed, and will continue to place, a significant strain on the Group’s sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To maintain the Group’s growth, the Group needs to continue to acquire more students, scale up the Group’s course offerings, increase the Group’s academic and administrative faculty, as well as strengthen the Group’s platforms and systems. The Group will also be required to refine the Group’s operational, financial and management controls and reporting systems and procedures. If the Group fails to efficiently manage the Group’s business expansion, the Group’s costs and expenses may increase more than the Group plans and the Group may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute the Group’s business plans. In addition, the Group may, as part of carrying out the Group’s growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by the Group’s existing and prospective students, in which case their experience with the Group’s education services may suffer, which could damage the Group’s reputation and business prospect.

The Group’s ability to effectively implement the Group’s strategies and manage the Group’s business growth will depend on a number of factors, including the Group’s ability to: (i) identify and effectively market the Group’s products and services in new markets with sufficient growth potential; (ii) develop and improve course offerings and educational contents to make them appealing to existing and prospective students, including working adult students; (iii) maintain and increase the Group’s student enrollments; (iv) effectively recruit, train and motivate a large number of new employees, including the Group’s faculty members and sales and marketing personnel; (v) successfully implement enhancements and improvements to the systems and platforms; (vi) continue to improve the Group’s operational, financial and management controls and efficiencies; (vii) protect and further develop the Group’s intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and the Group’s growth will continue to place significant demands on the Group’s management. There are no guarantees that the Group will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. The Group’s growth in a relatively short period of time is not necessarily indicative of results that the Group may achieve in the future. If the Group does not effectively manage the growth of the Group’s business and operations, the Group’s reputation, results of operations and overall business and prospects could be negatively impacted.

The Group’s net revenues were RMB2,203.8 million, RMB2,507.8 million and RMB2,323.1 million (US$336.8 million), respectively, in 2020, 2021 and 2022. During the same periods, the Group’s gross billings were RMB2,350.4 million, RMB1,970.0 million and RMB1,496.7 million (US$217.0 million), respectively, and the Group’s new student enrollments were 434,240, 434,228 and 534,280, respectively. The Group is seeking to offer a broader range of courses, foster a more social and entertaining learning experience, and use cutting-edge technologies, particularly artificial intelligence, to improve students’ learning experience and outcomes. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that they will achieve the anticipated results or that the Group’s gross billings and new student enrollments will not decline in the future due to the risks and uncertainties discussed in this “Item 3. Key Information—3.D. Risk Factors.” If the Group is not able to achieve growth in the Group’s gross billings and new student enrollments effectively, or at all, the Group’s business and prospects may be materially and adversely affected.

The Group has a history of net losses and the Group may not continue to achieve profitability in the future.

The Group had net losses of RMB431.0 million in 2020, and net profit of RMB212.4 million and RMB643.0 million (US$93.2 million) in 2021 and 2022, respectively. We cannot assure you, however, that the Group will be able to continue to generate net profits in the future.

The Group intends to continue to invest heavily for the foreseeable future in increasing the Group’s market share, improving the capacity of the Group’s technology infrastructure to better support an even larger student base and to offer additional courses and educational content.

These efforts may be more costly than the Group expects and the Group’s net revenues may not increase sufficiently to offset these expenses. The Group may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that the Group will eventually achieve the Group’s intended long-term benefits or profitability. These factors, among others set out in this “Item 3.D. Risk Factors,” may negatively affect the Group’s ability to achieve profitability in the near term, if at all.

If the Group is unable to conduct sales and marketing activities cost-effectively, the Group’s results of operations and financial condition may be materially and adversely affected.

The Group relies on its sales and marketing efforts to increase student enrollments. The Group’s sales and marketing expenses primarily include expenses incurred in relation to sales and marketing personnel and marketing spending. The

Group incurred approximately RMB2,123.6 million, RMB1,748.4 million and RMB1,129.5 million (US$163.8 million), respectively, in sales and marketing expenses in 2020, 2021 and 2022.

The Group’s sales and marketing activities may not be well received by the market and may not result in the levels of sales that the Group anticipates. The Group also may not be able to retain or engage a sufficient number of experienced sales and marketing personnel, or to train newly onboard sales and marketing personnel, which we believe is critical to implementing the Group’s sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s online education market are evolving rapidly. This requires the Group to continually enhance its sales and marketing approaches and experiment with new methods to keep pace with industry developments and student preferences. Moreover, the Group’s sales and marketing activities may be deemed to violate PRC laws and regulations, and the Group may be exposed to administrative penalties, such as paying fines or publishing explanatory notes to limit the adverse effects of the Group’s marketing efforts. If deemed guilty of significant infringements, the Group may be ordered to cease sales and marketing activities temporarily and the Group’s business license may be revoked. Failure to engage in sales and marketing activities in a compliant and cost-effective manner may reduce the Group’s market share, cause the Group’s revenues and gross billings to decline, negatively impact the Group’s profitability, and materially harm the Group’s business, financial condition and results of operations.

The Group may be adversely affected by any negative publicity concerning the Group and the Group’s business, shareholders, affiliates, directors, officers and employees and the industry in which the Group operates, regardless of its accuracy, which could harm the Group’s reputation and business.

Negative publicity about the Group and the Group’s business, shareholders, affiliates, directors, officers, and teachers and other employees, as well as the industry in which the Group operates, can harm the Group’s operations. The Group has been exposed to negative publicity concerning refund dispute, administrative penalty, alleged improper or misleading statement made in the Group’s sales and marketing activities, and student recruitment for unqualified institutions in the past. For example, the Group was reported to have recruited students from January 2021 to January 2022 for Morrison University in the state of Nevada. The recruitments were made pursuant to the Group’s cooperation with a company in China (the “Partnering Company”) claiming to have obtained authorization from Morrison University. It was revealed that the authorization was inauthentic and Morrison University had no legal right to operate within the state of Nevada. As of the date of this annual report, the Group is seeking to hold the Partnering Company liable through legal actions. The negative publicity surrounding this incident has and may in the future harm the Group’s reputation. The Group may be involved in disputes with the affected students, especially if the Group is not able to fulfil the Group’s obligations under the agreements between the Group and the students. While the Group endeavors to ensure that the overseas institutions with whom the Group partners are qualified, we cannot assure you that the Group’s partnering institutions will timely renew their necessary licenses or qualifications when they become due or that the Group will be able to identify any unqualified institutions accurately in a timely manner or at all.

Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•
alleged misconduct or other improper activities committed by students or the Group’s directors, officers, and teachers and other employees, including misrepresentation made by the Group’s employees to potential students during sales and marketing activities;
•
false or malicious allegations or rumors about the Group or the Group’s directors, shareholders, affiliates, officers, and teachers and other employees;
•
complaints by students about the Group’s education services and sales and marketing activities;
•
tuition refund disputes between the Group and students or administrative penalties;
•
security breaches of confidential student or employee information;
•
employment-related claims relating to alleged employment discrimination, wage and hour violations; and
•
governmental and regulatory investigations or penalties resulting from the Group’s failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording the Group an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning the Group and the Group’s shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm the Group’s reputation, business, financial condition and results of operations.

The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.

Wuhan Zhidao Online Education Technology Co., Ltd. (formerly known as “Wuhan Shangde Online Education Technology Co., Ltd.”), or Wuhan Shangde, our wholly owned subsidiary, and Beijing Sunlands and a number of other VIEs through which the Group operates its online education business, currently do not hold a private school operating permit, and the Group may be subject to risks of administrative sanctions due to the Group’s lack of such permit.

On November 7, 2016, China’s National People’s Congress passed an amendment to the Promotion of Private Education Law, or the Amendment, which became effective on September 1, 2017. The Amendment applies different regulatory requirements to non-profit and for-profit private schools.

In December 2016, several PRC government agencies, including the MOE, the State Administration for Industry and Commerce which has now merged into the newly-established State Administration for Market Regulation, or the SAMR, and the Ministry of Human Resources and Social Welfare, jointly promulgated the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules. Under the Implementation Rules, the establishment, division, merger or any other material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of labor and social welfare and be registered with the competent local branch of SAMR, and a duly approved private school will be granted a private school operating permit. The Implementation Rules also provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulation Relating to Private Education—The Law for Promoting Private Education and its Implementing Rules.”

As of the date of this annual report, the Group has not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of a private school operating permit for online education services. In April 2021, the State Council promulgated the Amended Regulations on the Implementation of Law for Promotion Private Education Law of PRC, or Amended Implementing Rules, which became effective on September 1, 2021. The Amended Implementing Rules provide, among others, that a private school engaging in online education activities using internet technology shall obtain an appropriate private school operating permit. The Amended Implementing Rules, however, do not specify whether an online tutoring service provider like the Group shall obtain such private school operating permit and what requirements that an online tutoring service provider like the Group need to satisfy in order to obtain a private school operating permit, nor does it specify which level of government authority has the authority to accept and examine the Group’s application for the private school operating permit. According to the Q&A published on the official website of Beijing Municipal Education Commission in August 2021, the education department is only responsible for the registration and approval of institutions providing academic subjects tutoring services for primary and secondary school, and is not responsible for the registration and approval of other institutions. We cannot assure you that the PRC government will not in the future require the Group to obtain a private school operating permit. If the PRC government requires the Group to obtain a private school operating permit or introduces additional amendments and guidelines to expand the coverage of the Amendment or Amended Implementing Rules to explicitly cover online education service providers, and if the Group fails to do so, the Group may be subject to fines up to five times the illegitimate gains generated from the provision of training services without a proper license, other administrative sanctions, such as being ordered to refund tuition payments to the students, or criminal liabilities, for the lack of a private school operating permit. The Group may also be subject to regulatory requirements that are more stringent than the ones currently applicable to the Group, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require the Group to obtain and maintain additional licenses and permits, and the Group may incur substantial expenses or alter or change the Group’s business to comply with these requirements. For example, pursuant to the Interim Measures of Wuhan for the Administration of Private Training Institutions promulgated by Wuhan Municipal Government effective on March 15, 2018, private training institutions shall abide by the following provisions with respect of refund fees: (i) if a student requires a refund before the beginning of the course, the institution shall refund all the fees paid to it with deduction of the educational service fees and other fees actually incurred; (ii) if a student requires a refund after the beginning of the course, the institution shall refund the remaining part of the fees after deducting the corresponding proportion of the tuition fees, the fees for collection and management and the relevant taxes and fees in accordance with the proportion of the class hours completed; (iii) where an institution fails to fulfill the commitments with the student, and the student requires a refund, the institution shall refund all the fees paid by the student; and (iv) the institution shall complete the examination and verification within three working days upon the receipt of the refund requirement and shall refund to the student within 30 days. It is uncertain as to whether and how such measures and rules would be applicable to the Group, and whether any future laws and regulations with respect to the tuition refund requirements for online education service providers like the Group will be introduced. The Group has been exposed to refund dispute between the Group and students in the past. We cannot assure you that if the Group is subject to more stringent refund regulatory requirements, the Group can adjust the Group’s refund policy to comply with these requirements on a timely manner, which may cause the Group’s more refund disputes with students and may have a material and adverse effect on the Group’s business, operating results and financial condition.

Under the Amendment and the Implementation Rules, a material change in a for-profit private school shall be approved by the competent education authorities or the authorities in charge of labor and social welfare before it can be registered with the competent local branch of SAMR. If the Group was required to expand the authorized scope of the Group’s business license to cover the Group’s business of online education services, which shall be registered with the SAMR, to comply with applicable licensing requirements, the Group may not able to do so before the Group has obtained a private school operating permit. If any of the foregoing were to happen, the Group’s business operations may be disrupted, and the Group’s financial condition, results of operations and reputation may be materially and adversely affected.

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. In addition, on November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that educational mobile app providers shall file their educational mobile apps and that filings of existing educational mobile apps shall be completed before January 31, 2020. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations on Online and Distance Education.” The educational mobile apps Shangde Jigou and Shangde Zikao had been filed with competent regulatory authority as required under the Opinions on Educational Apps. However, as the Opinions on Educational Apps are relatively new and evolving, and the Group’s business model and practices are continuing to evolve and change, we cannot assure you that the Group is in full compliance with all relevant rules and will be able to complete or maintain such filing in relation with any of the Group’s new apps and comply with other regulatory requirements under the Opinions on Educational Apps in a timely manner, or at all. For example, the filings of certain of our or the VIEs’ educational mobile apps, such as Meiri Lexue, Jixiang Jiaoyu, Zhizi Ketang, Zhizi Yunketang, Zhizi Kaoyan, Zhizi Renli, Jiayan Ketang, Gaozhi Kuaiji, and Banmo Ketang, have not been completed. If the Group fails to promptly complete such filing and comply with other applicable regulatory requirements, the Group may be blacklisted by the MOE or its local counterparts and prohibited from submitting any filings for six months, or may be subject to fines, regulatory orders to suspend the Group’s operations or other regulatory and disciplinary sanctions.

In addition to the existing regulatory regime, it is uncertain whether and how the PRC government would promulgate additional laws and regulations regarding the online education industry, and there is no assurance that the Group can comply with any such newly promulgated laws and regulations in a timely manner, or at all. The Group’s failure to fully comply with these existing and future laws and regulations may materially and adversely affect the Group’s business, financial condition and results of operations.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the education industry.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions. Furthermore, on August 14, 2021, the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly published the full text of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing, or the Beijing Measures, to implement the Alleviating Burden Opinion.

As of the date of this annual report, the Group’s business, financial condition, results of operations and prospect have not been materially and adversely affected by the scrutiny on the PRC private education industry. It is uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the education industry and apply more stringent social and ethical standards to those promulgated laws, regulations and guidance in the education sector in general. The Group is closely monitoring the evolving regulatory environment and will make efforts to seek guidance from and cooperate with the government authorities to comply with laws, regulations and policies, if applicable to the Group’s business. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that the Group could be in full compliance with newly promulgated laws and regulations or other applicable laws, regulations and policies in a timely manner, or at all. Failure to regain compliance may subject the Group to fines or other penalties or be required to terminate certain operations, in which case the Group’s business, financial condition and results of operations could be materially and adversely affected further. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation.”

The Group faces regulatory risks and uncertainties associated with the Group’s teachers’ lack of teaching licenses.

Pursuant to the Amended Implementing Rules and the Implementation Rules, the teachers employed by a for-profit private school shall obtain the teaching licenses or relevant professional skill qualifications required by PRC laws and regulations, although the definition or the scope of the “relevant professional skill qualifications” is not explicitly stated in the Implementation Rules. A substantial majority of the Group’s teachers currently do not hold teaching licenses.

As of the date of this annual report, the Group has not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses. The current PRC laws and regulations, including the Amendment, the Amended Implementing Rules and the Implementation Rules, remain unclear as to whether the teachers of an online education service provider who provides non-diploma post-secondary and professional education like the Group are required to obtain and hold teaching licenses. We cannot assure you that the PRC government authorities will not take a contrary view. In the event that in the future the Group’s teachers are required by laws to obtain teaching licenses, we cannot assure you that they can meet the requirements for applying for teaching licenses. If the Group’s teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, the Group may be ordered to rectify such noncompliance or subject to penalties under the then-effective PRC laws and regulations, in which case the Group’s business may be disrupted, and the Group’s financial condition, reputation and prospects would be materially and adversely affected.

The Group faces regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs.

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

The Group delivers courses in live streaming format. The Group’s teachers and students communicate and interact live with each other via the Group’s virtual learning community. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data the Group transmits distinguishes the Group from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to the Group’s offering of the courses. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to the Group’s opinion. In addition, the Group also offers video recordings of live streaming courses and certain other audio-video contents on the Group’s online platforms to students as supplementary course materials. If the government authorities determine that the Group’s offering of the courses fall within the relevant category of Internet audio-visual program services under the Categories, the Group may be required to obtain the License for Online Transmission of Audio Visual Programs.

The Categories describe “Internet audio-visual program services” in a very broad, vague manner and are unclear as to whether online courses, whether delivered in a live streaming format or through video recordings, fall into the definition of audio-visual programs. The Group has made inquiries to the relevant bureaus of SAPPRFT and was informed that online educational content provided through live streaming or recorded courses does not fall within the scope of internet audio-visual programs, the transmission of which does not require a License for Online Transmission of Audio-Visual Programs. We cannot assure you that the PRC government will not ultimately take a view that live streaming or recorded courses or any other content offered on the Group’s platforms are subject to the Audio Visual Program Provisions. The Group currently does not hold a License for Online Transmission of Audio Visual Programs, and since the Group is not a state-owned or state-controlled entity, the Group is not eligible to apply for such license. If the PRC government determines that the Group’s content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, the Group may be required to obtain a License for Online Transmission of Audio Visual Programs. The Group is, however, not eligible to apply for such license since the Group is not a state-owned or state-controlled entity. If this were to occur, the Group may be subject to penalties, fines, legal sanctions or an order to suspend the provision of the Group’s live streaming courses. As of the date of this annual report, the Group has not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the lack of a License for Online Transmission of Audio Visual Programs in conducting of the Group’s business.

The failure to obtain and maintain other approvals, licenses, permits or filings applicable to the Group’s business could have a material adverse impact on the Group’s business, financial conditions and results of operations.

A number of PRC regulatory authorities, such as the SAMR, the Cyberspace Administration of China, the MITT, the SAPPRFT, and the State Council Information Office, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of the Group’s business operations, and the Group is required to obtain a wide range of government approvals, licenses, permits and filings in connection with the Group’s operations.

The Group currently does not hold several approvals, licenses and permits that may be required for certain aspects of the Group’s business operations. Under the current PRC laws and regulations, the provision of the Group’s educational content through the Group’s online platform may be considered “online publishing” and may require the Group to obtain an Internet Publishing License, which the Group currently does not have. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Online Publishing.” As of the date of this annual report, the Group has not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of an Internet Publishing License for online education services.

One of our subsidiaries, Wuhan Shangde, has registered “online educational training” in its authorized scope of business. However, the VIEs and certain of their operating subsidiaries currently do not include “occupational training” and “educational facilitation services” in their authorized scope of business. Based on the Group’s consultation with the competent government authorities in Beijing, such government authorities currently may not accept applications for inclusion of “occupational training,” “educational facilitation services” or similar items in the scope of business of companies that do not hold a private school operating permit. For additional information about the private school operating permit, see “—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.” Even if the application were to be accepted, there is no assurance that it will be approved by the government authorities in a timely fashion, or at all. Furthermore, certain of the VIEs and their operating subsidiaries that engage in online educational services may be required by relevant government authorities to obtain the Value-Added Telecommunications Business Operating License and the License for the Production and Operation of Radio and Television Program. In addition, certain of the VIEs and their operating subsidiaries that engage in publication selling or food selling business are in the process of or preparing for the application for the required Publication Business Operating License or the required filing with relevant government authorities. The Group and/or third parties post information on the Group’s mobile apps and websites that may be viewed as news information, and the release of such information on the Group’s mobile apps and websites may be deemed as Internet news information services and therefore require the VIEs or their operating subsidiaries to obtain Internet news information licenses. In addition, if the government authorities deem printing and providing physical education materials to users as “publication distribution” under Administrative Provisions on the Publications Market, we, the VIEs or their operating subsidiaries may be required to obtain the Publication License. Furthermore, although certain of the VIEs and their operating subsidiaries have obtained the Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits such VIEs to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that such ICP License covers all the telecommunication services the VIEs and their operating subsidiaries currently provide, and in the event that such ICP License is found not to cover all the telecommunication services the VIEs and their operating subsidiaries currently provide, the VIEs and their operating subsidiaries may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update their existing ICP License. If it comes to the attention of the government authorities that the VIEs and their operating subsidiaries are operating beyond their respective authorized scope of business, the Group may be subject to fines, confiscation of the gains derived from the noncompliant operations, or may be required to cease the VIEs’ noncompliant operations. In addition, the Group delivers courses in live streaming format on the Group’s proprietary live streaming platform which the relevant authorities may regard as a live-streaming platform and may thus require the Group to make necessary filings as a live-streaming platform. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Relating to Internet Live Streaming Services.”

As of the date of this annual report, the Group has not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any aforementioned approvals, licenses or, permits or filings. However, we cannot guarantee that the government authorities will not impose any penalties or sanctions on the Group in the future, which may include warnings, fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approvals, licenses, permits or filings are required, and/or an order to cease to provide such services. In addition, we cannot guarantee that the government will not promulgate new laws and regulations that require additional licenses, permits, approvals and/or filings for the operation of any of the Group’s existing or future business. Besides, the Group may develop new business lines or change the operations of certain of the Group’s current business among our PRC subsidiaries or the VIEs, which may require the Group to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that the Group is able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. In addition, there can be no assurance that the Group will be able to maintain their existing licenses, approvals, registrations or permits necessary to provide the Group’s current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for the Group’s business expansion from time to time. If the Group is unable to obtain or maintain such licenses, permits, approvals or filings in a timely fashion, the Group could be subject to penalties and operational disruption and the Group’s financial condition and results of operations could be adversely affected.

The Group may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.

The Group’s faculty members are key to the quality of the Group’s educational services, as well as the Group’s brand and reputation. The Group’s ability to continue to attract faculty members, including teachers and mentors, with necessary experience and qualifications is a key driver in the success of the Group’s business. The Group seeks to recruit qualified faculty members who are dedicated to teaching and are able to communicate with students in an interactive online setting.

Additionally, given the interactive nature of the Group’s live streaming lessons, the Group tends to hire teachers and mentors with strong education background and good communication skills enabling them to engage and interact with students. The market for recruitment of faculty members in China is competitive. In order to recruit qualified full-time teachers and mentors, the Group must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although the Group has not experienced major difficulties in recruiting or training qualified teachers and mentors in the past, we cannot guarantee the Group will be able to continue to recruit, train and retain a sufficient number of qualified faculty members in the future as the Group continues to expand course offerings and business scale, which may have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group may not be able to timely improve or expand course and educational content offerings in a cost-effective manner to make them appealing to existing and prospective students, or at all.

The Group regularly and constantly updates existing courses and educational content and develops new courses and educational content to meet student’s demand and the latest market trends. The revisions, improvements and expansions of existing course and content offerings and the development of new course and content offerings may not be accepted by existing or prospective students. Even if the Group is able to develop acceptable new course and educational content offerings, the Group may not be able to introduce them as quickly as students require or as quickly as the Group’s competitors introduce competing offerings. The process of performing detailed market research and recruiting qualified faculty for new course and educational content offerings could be costly and time-consuming. Furthermore, offering new courses or content or upgrading existing ones may require the Group to make significant investments in educational content development, increase sales and marketing efforts and reallocate resources from other uses, all of which may not be successful. If the Group is unsuccessful in pursuing course and educational content development and upgrading opportunities due to the financial constraints, failure to attract qualified faculty, or other factors, the Group’s ability to attract and retain students could be impaired and the Group’s financial results could suffer.

The Group faces risks associated with the online live streaming course delivery model.

We believe that, even with the proliferation of internet and mobile devices in China, some of the Group’s target students may still be inclined to choose traditional face-to-face lessons offered by offline learning providers over online courses as they find the former more intimate and reliable. We cannot assure you that the Group’s live streaming course delivery format will continue to be attractive to students in the future. If the Group’s live streaming course delivery model becomes less appealing to students, the Group’s business and prospects may be affected. In addition, there is no assurance that the Group’s live streaming capacity will be able to support a growing number of students accessing the Group’s courses online without any service interruptions. Furthermore, we cannot assure that the Group will be able to address PRC regulatory and legislative developments relating to online streaming business. See “—The Group faces regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs” and “—The failure to obtain and maintain other approvals, licenses, permits or filings applicable to the Group’s business could have a material adverse impact on the Group’s business, financial conditions and results of operations.”

The Group is subject to the risks associated with third-party live streaming service providers.

Currently, while the Group relies on the proprietary live streaming platform to deliver online courses, the Group also uses certain third-party vendors to provide live streaming services to support the Group’s online course delivery. Because the live streaming technologies and infrastructure are owned and managed by third parties, any problems with the reliability and performance of such technologies and infrastructure could result in unanticipated delays and unscheduled service interruption could further cause the Group to be unable to deliver the Group’s courses in a live streaming format, forcing the Group to resort to using prerecorded lectures. The Group’s inability to deliver live streaming courses during service interruptions may damage the quality of the Group’s education service and student engagement and experience and negatively impact the Group’s reputation, financial condition and results of operations.

The Group does not maintain long-term arrangements with the live streaming service providers, including the third-party service providers related to live streaming technologies and infrastructure. The term of the service agreements the Group enters into with third-party live streaming service providers are generally one year. If the Group cannot renew such agreements upon their expirations or terminations on commercially reasonable terms, or at all, or if the live streaming service providers become unwilling or unable to provide the Group with live streaming services at any time for any reasons, the Group’s ability to deliver live streaming online courses will be severely impacted, and the students’ learning experience and the Group’s reputation will be harmed.

Failure to adequately and promptly respond to changes in the exams students must take to pursue their desired degrees, diplomas or certifications could cause the Group’s education services to be less attractive to students.

There have been continuous changes in the curriculum requirements associated with, and the format of, the exams the Group’s existing and prospective students must take to pursue their desired degrees, diplomas or certifications, the manner in which the exams are administered, as well as topics frequently tested in the exams. These changes require the Group to continually update and enhance the Group’s course offerings, educational content and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make the Group’s education services less attractive to students, which may materially and adversely affect the Group’s reputation and ability to continue to attract students without a significant decrease in the Group’s tuition. In addition, as the Group further expands the course offerings, we cannot assure that the Group will be able to adapt the Group’s existing educational content and methods to new courses that the Group has limited experience in teaching.

The Group may face risks associated with the installment tuition payment plan the Group offers to its students.

In 2015, the Group launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from 3 to 18 months. Under the cooperation agreement between the Group and each credit provider, the Group is obligated to pay the full amount of interest payable under a loan to the credit providers. The Group does not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2020, 2021 and 2022, the Group’s student loan coverage ratio was 54.9%, 24.8% and 5.1%, respectively. For the same periods, the Group made interest payments of RMB83.3 million, RMB36.9 million and RMB6.0 million (US$0.9 million), respectively, to the credit providers.

As part of the long-term sales and marketing strategy, the Group plan to continue to make the interest payments for students under their loans and pay service fees to the credit providers, which may place strains on the Group’s financial resources in the future. The Group may be subject to risks associated with an increase in interest rates to the extent that the Group continues to make interest payments for the loans taken by students. If the Group ceases to do so due to increases in interest rates or for other reasons, the Group’s course packages may become more costly for students to purchase, which could in turn negatively impact the Group’s business, financial condition and reputation.

The availability of funding from the Group’s existing and potential credit providers depends on many factors, such as their liquidity and capital sufficiency, the legal and regulatory environment, the general economic conditions, default rates of students on the loans, and, where applicable, the availability of lenders on the credit providers’ platforms. In addition, the Group’s credit providers may seek to acquire borrowers independently instead of through cooperation with us. The Group currently works with a limited number of credit providers and we cannot assure you that the Group’s credit providers will continue to cooperate with the Group on commercially favorable terms, or at all, or that existing or potential credit providers will be able to provide loans in a sufficient amount to meet students’ borrowing needs. If any of these were to occur, the Group’s course packages may become less compelling to prospective students who wish to obtain student loans, and as a result the Group’s business and financial condition may be negatively affected.

Disruption to or failures of the Group’s IT infrastructure could reduce student satisfaction and could harm the Group’s operations.

The performance and reliability of the Group’s IT infrastructure is critical to the Group’s operations and reputation. The Group provides course offerings and educational content to students and faculty primarily through the Group’s applications and platforms built upon Genesis, the Group’s proprietary IT infrastructure. In addition, the Group’s employees, including the faculty and sales and marketing personnel, rely on the Group’s integrated IT infrastructure to carry out their marketing, sales, operation and teaching functions. As part of their educational experience, students interact with their peers and the Group’s faculty via the platforms on a frequent basis. Accordingly, any errors, defects, disruptions or other performance problems with the Group’s IT infrastructure could damage the Group’s reputation, decrease student satisfaction and retention, adversely impact the Group’s ability to attract new students and expand the Group’s course offerings, and materially disrupt the Group’s operations. If any of these occur, the Group’s business operations, reputation and prospects could be harmed.

The Group’s business depends on the continued success of the Group’s brand “Sunlands,” and if the Group fails to maintain and enhance recognition of the Group’s brand, the Group may face difficulty enrolling new students, and the Group’s reputation and operating results may be harmed.

We believe that market awareness of the Group’s brand “Sunlands” has contributed significantly to the success of the Group’s business. Maintaining and enhancing the Group’s brand are critical to the Group’s efforts to grow the Group’s student enrollments and gross billings. Failure to maintain and enhance the Group’s brand recognition could have a material and adverse effect on the Group’s business, operating results and financial condition. The Group has devoted significant resources to the Group’s brand promotion efforts in recent years, but the Group cannot assure you that these efforts will be successful. If the Group are unable to further enhance the Group’s brand recognition, or if the Group incur excessive marketing and promotion expenses, or if the Group’s brand image is negatively impacted by any negative publicity, the Group’s business and results of operations may be materially and adversely affected.

Students may decide not to continue taking the Group’s courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with the Group’s course and educational content offerings, which may adversely affect the Group’s business, financial condition, results of operations and reputation.

The success of the Group’s business depends on the Group’s ability to deliver high-quality learning experiences and help students achieve their learning objectives. The Group may not always be able to meet students’ expectations in terms of academic performance due to a variety of reasons, many of which are outside of the Group’s control. The Group may face increased dropout rates and student dissatisfaction due to students’ perceptions of the Group’s failure to help them achieve their anticipated academic goals, students’ overall dissatisfaction with the quality of the Group’s course and educational content offerings and the Group’s faculty, as well as changing views of the value of the diplomas, degrees and qualifications they are pursuing through taking the Group’s courses. These factors may contribute to reduced student engagement and increased challenges in attracting and enrolling prospective students, all of which may adversely affect the Group’s prospects, business, financial condition, results of operations and reputation.

To the extent the Group relies on certain types of course offerings to generate revenues, the Group will be subject to concentration risks, including risks resulting from changes in government policies.

The Group’s reliance on certain types of course offerings may expose the Group to concentration risks. For example, the Group has historically relied on the Group’s Self-taught Higher Education Examination, or the STE course offerings, to generate revenues. In recent years, the Group’s course offerings have become more diversified, and the professional certification preparation, professional skills and interest course offerings have contributed to an increasing proportion of the Group’s overall revenues. In 2020, 2021 and 2022, the Group’s professional certification preparation, professional skills and interest courses represented approximately 12.2%, 31.7% and 47.9%, respectively, of the Group’s net revenues, and approximately 19.9%, 46.0% and 83.1%, respectively, of the Group’s gross billings. In addition, the Group’s professional certification preparation, professional skills and interest courses represented approximately 43.5%, 69.6% and 90.4%, respectively, of the Group’s new student enrollments in 2020, 2021 and 2022.

Currently, the revenue contribution of each kind of the Group’s course offerings is relatively balanced. However, if the Group become reliant on certain types of course offerings to generate revenues in the future, and if there are significant reductions in the perceived value of any of the courses on which the Group relies significantly to generate the Group’s revenues or gross billings, the demand for and attractiveness of the Group’s course offerings may be adversely affected, which could have an adverse impact on the Group’s financial condition and results of operations.

If the Group fails to effectively identify, pursue and consummate strategic alliances or acquisitions, the Group’s ability to grow and to achieve profitability could be impacted.

The Group may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisition or alliance candidates. The Group may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. There may be particular complexities, regulatory or otherwise, associated with the Group’s expansion into new markets, and the Group’s strategies may not succeed beyond the Group’s current markets. If the Group are unable to effectively address these challenges, the Group’s ability to execute acquisitions as a component of the Group’s long-term strategy will be impaired, which could have an adverse effect on the Group’s growth.

The Group faces intense competition in the Group’s industry, which could divert student to the Group’s competitors, lead to pricing pressure and loss of market share, and significantly reduce the Group’s gross billings and net revenues.

China’s post-secondary and professional education market is intensely competitive. The Group competes with other online education service providers or traditional offline players, for student enrollments and engagement, high-quality academic and administrative faculty, and sales and marketing personnel, among other things. Some of the Group’s current and future competitors may have substantially greater name recognition and financial and other resources than the Group does, which may enable them to compete more effectively for potential students and decrease the Group’s market share. The Group also expects to face competition as a result of new entrants to the post-secondary and professional education market.

The Group may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect the Group’s business or results of operations. For example, increased competition may result in pricing pressure for the Group in terms of the tuition the Group are able to negotiate to receive from a student. In addition, online education is characterized by rapid changes in students’ technological requirements and expectations and evolving market standards, and the Group’s competitors may develop platforms or other technologies that are superior to the platform and technology the Group uses. These differences may affect the Group’s ability to recruit and retain students, which may render the Group’s online course offerings less competitive. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective student or a decrease in the Group’s market share, any of which could negatively affect the Group’s gross billings and net revenues and the Group’s ability to grow the Group’s business.

If the Group’s security measures are breached or fail and result in unauthorized disclosure of data by the Group’s employees or the Group’s third-party agents, the Group could lose existing students, fail to attract new students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to students because the platform stores and transmits proprietary and confidential information, which may include sensitive personally identifiable information that may be subject to stringent legal and regulatory obligations. As an online education service provider, the Group faces an increasing number of threats to the Group’s IT infrastructure, including unauthorized activity and access by the Group’s employees or third-party agents, system viruses, worms, malicious code and organized cyberattacks, which could breach the Group’s security and disrupt the Group’s business. For example, the Group has introduced data security and confidentiality protocols into the cooperation agreements the Group enters into with third-party sales agents with whom the Group shares prospective students’ contact information, and the Group has made technical improvements in the Group’s IT infrastructure to prevent unauthorized access of confidential or sensitive personal information by the Group’s employees and third-party sales agents in the process of engaging prospective students. These measures, however, may not be as effective as the Group anticipates. In addition, there is no assurance that the Group’s third-party sales agents will comply with contractual and legal requirements with respect to data privacy when they collect data from the Group’s prospective students. If the Group’s security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, the Group could be subject to liability or the Group’s business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm the Group’s reputation, adversely affect the Group’s ability to attract and enroll prospective students, cause prospective students not to enroll or stay enrolled, or subject the Group to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of the Group’s security measures could create distrust of the Group’s company by prospective students or investors. The Group may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

Privacy concerns could limit the Group’s ability to collect and leverage the Group’s user data and disclosure of user data could adversely impact the Group’s business and reputation.

In the ordinary course of the Group’s business and in particular in connection with conducting sales and marketing activities with the Group’s existing and prospective students as well as the utilization of the Group’s AI-powered personalized study programs, the Group collects and utilizes data supplied by the users. The Group currently faces certain legal obligations regarding the manner in which the Group treats such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit the Group’s ability to collect, transfer and use data, could have an adverse effect on the Group’s business. In addition, if the Group were to disclose data about the Group’s users in a manner that was objectionable to them, the Group’s business reputation could be adversely affected, and the Group could face potential legal claims and administrative penalties that could impact the Group’s operating results.

Internationally, the Group may become subject to additional and/or more stringent legal obligations concerning the Group’s treatment of customer and other personal information, such as laws regarding data localization and/or restrictions on data export. Failure to comply with these obligations could subject the Group to liability, and to the extent that the Group need to alter the Group’s business model or practices to adapt to these obligations, the Group could incur additional expenses.

The Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection, storage and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business

Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of the Group’s responsibilities in that regard uncertain. For example, the Cyber Security Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with the Group’s practices. In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on data protection and conducted several rounds of relevant inspections recently. The Group has been taking and will continue to take reasonable measures to comply with such announcement, provisions and inspection requirements.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which came into effect on November 1, 2021. In addition, on January 4, 2022, the CAC announced the adoption of the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022. Furthermore, on July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data.

These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of critical information infrastructure and the security of personal information protection. For details on regulations over cybersecurity, data protection and privacy in the PRC, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection”.

Based on the Group’s understanding of the above PRC laws and regulations and assessment of our cybersecurity, data protection, and privacy practices, the Group’s business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects except for the uncertainties as disclosed in this annual report. The Group has been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements; however, as these laws, regulations, announcements and provisions are relatively new, and the related implementation rules have not yet been promulgated, it remains uncertain how these laws, regulations, announcements and provisions will be implemented. For example, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity is one that “affects or may affect national security”, thus uncertainties remain as to whether the Groups’ data processing activities shall be subject to a cybersecurity review. In addition, it is uncertain whether the Group shall apply for a security assessment for their historical outbound data transfer which has been ceased as of the date of this annual report. We cannot assure you the Group can adapt the operations to these laws, regulations, announcement and provisions in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on or obligations of the Group generating and processing personal information and other data. The Group may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in cybersecurity and data privacy resulting from the increased global focus on this area. To the extent that the Group needs to alter the Group’s business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, the Group could incur additional expenses.

Any failure, or perceived failure by the Group, or by third-party partners to maintain the security of students’ data and other confidential information or to comply with applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring the Group to cease operating in a certain way, litigation, or adverse publicity, and may require the Group to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that the Group has failed to adequately protect users’ data, or otherwise violated applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to the Group’s reputation and a loss of confidence in the Group by users or partners, potentially causing the Group to lose users, business partners and revenues, which could have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, the PRC regulatory and enforcement regime with regard to privacy, cybersecurity, data security and personal information protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity, data security and data protection. We cannot assure you that relevant regulators will not interpret or implement these laws or regulations in ways that negatively affect the Group. It is possible that the Group may become subject to additional or new laws and regulations, policies and interpretations, which may result in additional expenses to the Group and subject the Group to potential liability and negative publicity. The Group expects that these areas will receive greater attention and focus from regulators, and attract continued or greater public scrutiny and attention going forward, which could increase compliance costs and subject the Group to heightened risks and challenges associated with data security and protection. If the Group is unable to manage these risks, the Group could become subject to penalties, fines, suspension of business and revocation of required licenses, and the Group’s reputation and results of operations could be materially and adversely affected.

Tuition refunds or potential refund disputes may negatively affect the Group’s cash flow, financial condition, and reputation.

The Group offers different tuition refund options to students depending on the time of enrollment and subject to certain conditions and restrictions in the service contract between the Group and each student. Generally, a student is offered a full, unconditional refund within 24 hours upon enrollment. If the student makes a refund request after taking at least one live streaming course lasting 30 minutes by reason of any material academic issue of the Group’s courses within certain refund period, the Group offers a refund excluding the registration fees and the fees of delivered courses upon the Group’s confirmation. In addition, the Group offers students a refund for the undelivered courses excluding the registration fees. Prior to June 2019, such refund was provided only within seven days upon enrollment while starting from June 2019, the Group offers such refund during the entire service period. When calculating gross billings for a specific period, the Group deducts the total amount of refunds from the total amount of cash received for the sale of course packages for such period. See “Item 4. Information on the Company—4.B. Business Overview—The Group’s Tuition and Fees.”

In 2020, 2021 and 2022, the Group had made RMB335.5 million, RMB282.5 million and RMB172.2 million (US$25.0 million) of refund payments, respectively, most of which were made pursuant to the Group’s tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Business—The Group’s Tuition and Fees.” The number of refund requests and the amount of refunds could be affected by a number of factors. These factors include, without limitation to, student dissatisfaction with the Group’s teaching quality and the Group’s course and educational content offerings, privacy concerns relating to the Group’s online platforms, negative publicity regarding the Group or online education in general, the terms and scope of the Group’s refund policy, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like the Group. See “—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry, including the Law for Promoting Private Education and its Implementing Rules.” As part of the Group’s efforts to enhance user experience, from June 2019, the Group amended certain terms of refund policy to facilitate a more flexible and smoother refund process. Any refund payments that the Group may be required to make to the students, as well as the expenses the Group could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect the Group’s gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm the Group’s reputation. The Group has experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between the Group and the students, which may significantly harm the Group’s brand name and divert the Group’s attention from operating business.

We cannot assure you that the Group will not be subject to liability claims or legal or regulatory liability for any inappropriate or illegal content, which could subject the Group to liabilities and cause damages to the Group’s reputation.

Although the Group implements various monitoring procedures to identify and remove inappropriate or illegal content, we cannot assure you that there will be no inappropriate or illegal content included in the Group’s content offerings including content generated and uploaded to the Group’s online platforms by the users. For example, the Group has been historically penalized for inaccurate advertising. The Group may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring the Group to restrict or discontinue the Group’s content, products or services, if an individual or corporate, governmental or other entity believes that any of the content offerings violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause the Group to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in the Group’s content offerings could lead to significant negative publicity, which could harm the Group’s reputation, business, financial condition and results of operations.

The Group’s success depends on the continuing efforts of the Group’s senior management team and other key employees.

The Group depends on the continued contributions of our senior management and other key employees, including, in particular, Mr. Jianhong Yin, also known as Peng Ou, our founder and the chairman of our board of directors, and Mr. Tongbo Liu, our director and Chief Executive Officer. The loss of the services of any of the Group’s senior management or other key employees could harm the Group’s business. Competition for qualified talents in China is intense. If one or more of the Group’s senior management or other key employees are unable or unwilling to continue in their present positions, the Group may not be able to find replacements in a timely manner, or at all, and the Group’s business may be disrupted. Moreover, if any member of the Group’s senior management team or any of the Group’s other key personnel joins a competitor or forms or invests in a competing business, the Group may lose student enrollments, qualified teaching faculty members and other key sales and marketing personnel to the Group’s competitors. The Group’s future success is also dependent on the Group’s ability to attract a significant number of qualified employees and retain existing key employees. If the Group is unable to do so, the Group’s business and growth may be materially and adversely affected. The Group’s need to significantly increase the number of qualified employees and retain key employees may cause the Group to materially increase compensation-related costs, including share-based compensation.

If the Group cannot maintain the corporate culture as the Group grows, the Group could lose the innovation, collaboration and focus that contribute to the Group’s business.

We believe that a critical component of the Group’s success is the corporate culture, which fosters innovations and has roots in a deep understanding of the students and the evolving education industry in China. As the Group continues to expand and grow its business, it may find it difficult to maintain these valuable aspects of the Group’s corporate culture. Any failure to preserve the culture could undermine the Group’s reputation in the marketplace and negatively impact the Group’s ability to attract and retain employees and students, which would in turn jeopardize the Group’s future success.

The Group may from time to time be subject to infringement claims relating to intellectual properties of third parties.

We cannot assure you that the Group’s course offerings and educational contents and the Group’s IT technologies and platforms do not or will not infringe upon copyrights or other intellectual property rights held by third parties. The Group may encounter disputes from time to time over rights and obligations concerning intellectual properties, and the Group may not prevail in those disputes.

The Group has adopted policies and procedures to prohibit the students and employees from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that they will not, against the Group’s policies, use third-party copyrighted materials or intellectual property without proper authorization in the Group’s classes or via any medium through which the Group provides services. The Group may incur liability for unauthorized duplication or distribution of materials posted on the Group’s websites or used in the Group’s classes. The Group has been involved in claims against the Group alleging the Group’s infringement of third-party intellectual property rights and the Group may be subject to such claims in the future. The Group has not entered into any licensing arrangements with, or otherwise obtained any consent from, the government agencies administering the STE exams for using certain exam questions in the Group’s quiz banks. Although the Group has never been subject to any legal or administrative penalties or proceedings relating to the Group’s use of these sample questions, we cannot assure you that the Group will not be subject to infringement claims associated with the Group’s use of real STE questions in the future. Any such intellectual property infringement claim could result in costly litigation and divert the Group’s management attention and resources, which in turn could negatively affect the Group’s business, financial condition and prospect.

If the Group fails to protect the Group’s intellectual property rights, the Group’s brand and business may suffer.

The Group relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect the Group’s intellectual property rights. Although the Group seeks to obtain copyright or patent protection for the Group’s intellectual property when applicable, it is possible that the Group may not be able to do so successfully or that the copyright or patent the Group has obtained may not be sufficient to protect all of the Group’s intellectual property rights. In particular, the Group relies, to the great extent, upon the Group’s educational content developed in-house, including course syllabi and outlines, quiz banks, teaching notes, and learning outcomes trees, to provide high-quality online education services. Despite the Group’s efforts to protect the proprietary education contents and other intellectual property rights, unauthorized parties may attempt to copy or duplicate the Group’s intellectual property or otherwise use the Group’s intellectual properties without obtaining the Group’s consent. Monitoring unauthorized use of the Group’s intellectual property is difficult and costly, and we cannot be certain that the steps the Group has taken will effectively prevent misappropriation of the Group’s intellectual properties. If the Group is not successful in protecting the Group’s intellectual property rights, the Group’s business and results of operations may be adversely affected.

The Group’s students, employees and third-party vendors may engage in intentional or negligent misconduct or other improper activities or misuse the Group’s platform, which could harm the Group’s brand and reputation.

The Group is exposed to the risk of fraud or other misconducts committed by students, employees and vendors, including certain third-party sales and marketing agencies. For example, in some instances, students and faculty members may post to the Group’s platform articles or other third-party content for use in class discussions. The PRC laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging for the Group to adopt and implement policies governing these practices. The Group could, as a result, incur liability to third parties for the unauthorized duplication, distribution or other use of these materials. Any such claims could subject the Group to costly litigation and impose a significant strain on the Group’s financial resources and attention of management personnel regardless of whether the claims have merit. The Group may be required to alter or cease the Group’s uses of such materials, which may include changing or removing content from courses or altering the functionality of the Group’s platform, or to pay monetary damages. Fraud or other misconducts by students, employees or third parties may also involve engaging in unauthorized misrepresentation to the Group’s potential students and misappropriating third-party intellectual property and other propitiatory rights during marketing activities, misusing sensitive personal information of students, and engaging in bribery or other unlawful payments, any of which could result in customer complaints, regulatory and legal liabilities, as well as serious harm to the Group’s brand and reputation.

The Group’s courses undergo multiple rounds of internal review before being broadly released. While the Group proactively monitors the live courses and other content and communications to ensure that the Group is able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies, since the Group has limited control over the real-time and offline behavior of the Group’s users and employees, to the extent any improper behavior is associated with the Group’s content and services, the Group’s ability to protect its reputation may be limited. If any of the Group’s users and employees suffer or allege to have suffered harm following contact initiated through the Group’s services, the Group may face civil lawsuits or other liabilities. In response to allegations of illegal or inappropriate activities, PRC government authorities may intervene and hold the Group liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject the Group to administrative penalties or other sanctions, such as requiring the Group to restrict or discontinue the Group’s content or services. As a result, the Group’s business may suffer and the Group’s reputation, business, financial condition and results of operations may be materially and adversely affected.

The Group may be the subject of detrimental conduct by third parties such as the Group’s competitors, including complaints to regulatory agencies and the public dissemination of malicious assessments of the Group’s business, which could have a negative impact on the Group’s reputation and cause the Group to lose market share, students and revenues, and adversely affect the price of the ADSs.

The Group has been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties including the Group’s competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding the Group’s operations, accounting, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against the Group, may be posted online by anyone, whether or not related to the Group, on an anonymous basis. The Group may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that the Group will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. The Group’s reputation may also be materially negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about the Group’s business, which in turn may cause the Group to lose students and revenues, and adversely affect the price of the ADSs.

The Group’s user metrics and other estimates are subject to inaccuracy in measuring the Group’s operating performance, which may harm the Group’s reputation.

The Group continually reviews the number of students, new student enrollments, gross billings per new student enrollment, and other operating metrics to evaluate growth trends, measure the Group’s performance and make strategic decisions. These metrics are calculated using internal data, have not been validated by an independent third party and may not be indicative of the Group’s future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how the Group’s website and mobile application are used across a large student base. For example, the Group may not be able to identify individual students who have multiple accounts from multiple students who share one account on the Group’s website or mobile application. In addition, the Group collects student reviews to measure student satisfaction rate and other student engagement metrics, but these reviews may not be representative of the Group’s entire student population. Errors or inaccuracies in the Group’s metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of student satisfaction or marketing spending were to occur, the Group might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If investors do not perceive the Group’s operating metrics to accurately represent the Group’s operating performance, or if the Group discovers material inaccuracies in the Group’s operating metrics, the Group’s reputation may be harmed.

If the Group fails to implement and maintain an effective system of internal controls, the Group may be unable to accurately or timely report its results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on the Group’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of the Group’s internal control over financial reporting. The Group’s management may conclude that the Group’s internal control over financial reporting is not effective. Moreover, even if the Group’s management concludes that the Group’s internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with the Group’s internal controls or the level at which the Group’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the Group. In addition, as we are a public company, our reporting obligations may place a significant strain on the Group’s management, operational and financial resources and systems for the foreseeable future and the Group may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing the Group’s internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in the Group’s internal control over financial reporting. In addition, if the Group fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that the Group has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if the Group fails to achieve and maintain an effective internal control environment, we could suffer material misstatements in the Group’s financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm the Group’s results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose the Group to increased risk of fraud or misuse of corporate assets and subject the Group to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

We expect these rules and regulations to increase the Group’s legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for the Group to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

We adopted an equity incentive plan in October 2017, or the 2017 Plan, for the purpose of granting share based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business.

We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Under the 2017 Plan, we are authorized to grant options, restricted stock units and other types of awards the administrator of the 2017 Plan decides. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 829,349 shares. As of the date of this annual report, options to purchase a total of 31,550 ordinary shares were outstanding under the 2017 Plan. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If the Group fails to make adequate contributions to various employee benefits plans as required by PRC regulations, the Group may be subject to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where the Group’s employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the Group fails to make adequate contributions to various employee benefit plans and comply with applicable PRC labor-related laws, the Group may be subject to late payment penalties, and the Group could be required to make up the contributions for these plans as well as to pay late fees and fines. If the Group is subject to late fees or fines in relation to the underpaid employee benefits, the Group’s financial condition and results of operations may be adversely affected. In addition, to the extent that the Group can make a reasonable estimate of the liability arising from the Group’s failure in making full contributions to various employee benefit plans, the Group will record a related contingent liability. However, the amount of the Group’s estimates may be inaccurate, in which case the Group’s financial condition and cash flow may be adversely affected if the Group were to pay late fees or fines in relation to the underpaid employee benefits.

Increases in labor costs in the PRC may adversely affect the Group’s business and results of operations.

The currently effective PRC Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that the Group needs to significantly reduce the Group’s workforce, the PRC Labor Contract Law could adversely affect the Group’s ability to do so in a timely and cost-effective manner, and the Group’s results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires the Group to pay monthly compensation after such employment is terminated, which will increase the Group’s operating expenses.

In addition, the Group is required by PRC laws and regulations to make social insurance registration and open housing fund account with relevant governmental authorities and pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of the Group’s employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the Group fails to make adequate social insurance and housing fund contributions, the Group may be subject to fines and legal sanctions, and the Group’s business, financial condition and results of operations may be adversely affected. We expect that the Group’s labor costs, including wages and employee benefits, will continue to increase. Unless the Group is able to pass on these increased labor costs to the Group’s customers by increasing the prices of the Group’s products and services, the Group’s financial conditions and results of operations would be materially and adversely affected.

The Group faces certain risks relating to the real properties that the Group leases.

The Group leases real properties from third parties primarily for the Group’s office use in China, and the lease agreements for most of these leased properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, the Group may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, the Group may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for the Group’s lease agreements that have not been registered with the relevant PRC governmental authorities.

As of the date of this annual report, the Group is not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to the Group’s use of the Group’s leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on the Group due to the Group’s failure to register any of the Group’s lease agreements, which may negatively impact the Group’s financial condition.

The Group leases real properties from third parties in China for marketing and providing offline consultation related to the Group’s online services for potential students or existing students. Some of the ownership certificates or other similar proof of certain leased properties have not been provided to the Group by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to the Group and the owners of such real properties decline to ratify the lease agreements between the Group and the respective lessors, the Group may not be able to enforce the Group’s rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, the Group is not aware of any claim or challenge brought by any third parties concerning the use of the Group’s leased properties without obtaining proper ownership proof. If the Group’s lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, the Group could be required to vacate the properties, in the event of which the Group could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if the Group is unable to relocate the Group’s operations in a timely manner, the Group’s operations may be interrupted.

The Group’s operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of the Group’s business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, the Group has entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide the Group with data communications capacity through local telecommunications lines. The Group has limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. The Group’s platform regularly serves a large number of users and advertisers. With the expansion of the Group’s business, the Group may be required to upgrade the Group’s technology and infrastructure to keep up with the increasing traffic on the Group’s platform. However, the Group has no control over the costs of the services provided by telecommunications service providers. If the prices the Group pays for telecommunications and internet services rise significantly, the Group’s results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, the Group’s user traffic may decline and the Group’s business may be harmed.

The Group may be subject to litigations, allegations, complaints and investigations from time to time arising out of business operations. We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit, which could have a material adverse impact on the Group’s business, financial condition, results of operation, cash flows and reputation.

The Group has been and may continue to be involved in legal and other disputes in the ordinary course of business operations. For example, we and certain of our directors and officers have been named as defendants in a class action lawsuit. For details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We cannot guarantee that the Group will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that the Group will be able to prevail in the Group’s defense or reverse any unfavorable judgment on appeal, and the Group may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to the Group’s business practices, and thus have a material adverse effect on the Group’s business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that the Group’s insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of the Group’s cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm the Group’s business. The Group also may be subject to claims for indemnification related to these matters, and the Group cannot predict the impact that indemnification claims may have on the Group’s business or financial results.

The Group currently does not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, the Group does not have any business liability or disruption insurance to cover the Group’s operations. The Group has determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for the Group to have such insurance. Any uninsured business disruptions may result in the Group’s incurring substantial costs and the diversion of resources, which could have an adverse effect on the Group’s results of operations and financial condition.

The Group faces risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Group’s operations.

China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact the Group’s business in the future. If a disaster or other disruption were to occur in the future that affects the regions where the Group operates business, the Group’s operations could be materially and adversely affected due to loss of personnel and damages to property. Even if the Group is not directly affected, such a disaster or disruption could affect the operations or financial condition of the Group’s ecosystem participants, which could harm the Group’s results of operations.

In addition, accidents, disasters and public health challenges in China and globally could impact the Group’s business and results of operations. These types of events could negatively impact user activity and the Group’s local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact the Group’s business and results of operations.

In January 2020, the outbreak of the novel coronavirus, commonly referred to as “COVID-19”, first found in mainland China, then in Asia and eventually throughout the world, has significantly affected business and other activities within China. In the first half of 2022, the COVID-19 coronavirus resurged in China due to Omicron variants. The outbreak of COVID-19 had caused temporary interruptions to the learning activities of students and operations of the Group’s business partners and negatively affected certain aspects of the Group’s business operations in 2022. For example, the Self-taught Higher Education Examination, or the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, was postponed by the Ministry of Education of the PRC in April 2022 and October 2022 in some cities as a result of the recurrence of the COVID-19 pandemic, resulting in postponement in enrollments for the Group’s STE courses, which have historically represented a significant portion of the Group’s net revenues, gross billings and new student enrollments of the Group’s online course offerings. The Group has taken precautionary measures intended to minimize the risks of COVID-19 to students, employees, teachers, mentors and business partners, including temporarily requiring the Group’s employees to work remotely or canceling or postponing sponsored offline events and activities, which could compromise the Group’s efficiency and productivity during such periods, require the Group to incur additional costs, slow down the Group’s branding and marketing efforts, and result in fluctuations in the Group’s results of operations. As China began to exit its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. While the foregoing restrictions and measures have been eased and the Group’s business operations have been recovered, the Group’s results of operations may be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. Furthermore, to the extent the COVID-19 pandemic adversely affects the Group’s business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Item 3. Key Information—3.D. Risk Factors,” such as those relating to the Group’s ability to improve or expand the Group’s product and service offerings, and to retain existing or attract new advertising customers, among other things.

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the Group’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the Group’s financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

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

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, such business activities were conducted through the VIEs and their respective subsidiaries. Our wholly owned subsidiaries in China have entered into a series of contractual arrangements with the VIEs, their respective shareholders and their respective subsidiaries, which enable us to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in the Group’s financial statements under U.S. GAAP. See “Item 4. Information of the Company—4.C. Organizational Structure” for further details.

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what they would provide. For example, the Amended Implementing Rules provide that, among other things, any entities or individuals shall not control any schools providing compulsory education or any non-profit schools providing pre-school education through merger, acquisition or contractual arrangements. As of the date of this annual report, two of the Group’s schools are privately run non-enterprise institution and have not made the election to be registered as a for-profit or non-profit school. Since neither of such two schools provide compulsory education or pre-school education, the validity and enforceability of the Group’s contractual arrangements are not challenged yet. However, since the laws and regulations are still evolving and new PRC laws, regulations, rules and interpretations may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements, there are substantial uncertainties regarding whether the Group could comply with new laws, regulations, rules and interpretations in a timely manner, or at all. Any failure to comply with such regulatory requirements may challenge the validity and enforceability of the Group’s contractual arrangements.

If the PRC government finds that the Group’s contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, the VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the Group’s business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

•
revoking the business licenses and/or operating licenses of such entities;
•
discontinuing or placing restrictions or onerous conditions on the Group’ operation through any transactions between our PRC subsidiaries and the VIEs;
•
imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which the Group may not be able to comply;
•
requiring the Group to restructure the Group’s ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate or derive economic interests from the VIEs; or
•
restricting or prohibiting our use of the proceeds of our initial public offering to finance the Group’s business and operations in China.

Any of these actions could cause significant disruptions to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to the Group’s corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual rights over the assets of the VIEs that conduct the Group’s operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect the Group’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If the Group fails to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to the Group’s contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind the Group’s contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect the Group’s operations and future financing.

We rely on contractual arrangements with the VIEs and their respective shareholders for a significant portion of the Group’s business operations which may not be as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIEs, their respective shareholders and their respective subsidiaries to operate the Group’s online education services business in China. These contractual arrangements may not be as effective as direct ownership. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their respective subsidiaries constituted 47.3%, 21.4% and 46.3% of the Group’s total net revenues in 2020, 2021 and 2022, respectively.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs may not be as effective as direct ownership would be.

Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on the Group’s business.

If any of the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair the contractual arrangements that make us the primary beneficiary of the VIEs for accounting purposes, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on the Group’s business, operations and financial condition.

Our contractual arrangements are governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC laws, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be considered as the primary beneficiary of the VIEs for accounting purposes, and the Group’s ability to conduct business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect the Group’s business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to be considered as the primary beneficiary of the VIEs for accounting purposes and receive economic benefits from the VIEs. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of the Group’s business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that the Group owes additional taxes, which could negatively affect the Group’s financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The Group could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. The Group’s financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render the Group unable to conduct some or all of the business operations and constrain the Group’s growth.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to their business operations, such as the ICP License and the License for the Production and Operation of Radio and Television Program. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of the Group’s business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering the Group’s ability to operate business as well as constrain the Group’s growth.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Mr. Peng Ou, our founder and the chairman of our board of directors, owns approximately 65.3% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 11.6% of our voting power as of the date of this annual report. In addition, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares which constitute approximately 79.6% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. See “—Risks Related to the ADSs—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

Risks Related to Doing Business in China

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and if required, we cannot predict whether or for how long the Group will be able to obtain such approval or complete such filing or other requirements.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that acquire PRC domestic companies or assets by using such offshore special purpose vehicles’ shares as a means of payment for the purpose of seeking a public listing on an overseas stock exchange, to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for the Group to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject the Group to sanctions imposed by the CSRC and other PRC regulatory agencies.

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, either in direct or indirect means, are required to report and file required documents with the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days of the completion of fund raising activities on the same overseas capital market and shall make required filing immediately after they submit application for their listing or offering securities in other overseas capital markets. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—M&A Regulations and Overseas Listings.” However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities, it is uncertain whether we could complete the filing procedure in relation to any further capital raising activities in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take further actions requiring the Group, or making it advisable for the Group, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s approval to the extent it is required, or if the Group is unable to comply with any new approval or filing requirements which might be adopted for offerings that we have completed prior to the effective date of the Overseas Listing Trial Measures, the Group may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on the Group’s operations in China, limit the Group’s ability to pay dividends outside of China, limit the Group’s operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that the Group can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject the Group to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on the Group’s business, financial condition or results of operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the Group’s business and operations.

Substantially all of the Group’s assets and operations are located in China. Accordingly, the Group’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Meanwhile, economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. There have been concerns over the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the Group’s business and operating results, lead to a reduction in demand for the Group’s services and adversely affect the Group’s competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, the Group’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect the Group’s business and operating results.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in the Group’s operations and the value of our ADSs.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties and may change quickly with little advance notice, which could result in a material adverse change in the Group’s operations and the value of our ADSs. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Group enjoys. These uncertainties may affect the Group’s judgment on the relevance of legal requirements and the Group’s ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from the Group.

However, as there are still regulatory uncertainties in this regard, we cannot assure you that the Group will be able to comply with new laws and regulations in all respects in a timely manner, and the Group may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm the Group’s business, financial condition, results of operations and prospects.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of the Group’s violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government’s significant oversight over the Group’s business operation in China could result in a material adverse change in the Group’s operations in China and the value of our ADSs. The Chinese government may intervene or influence the Group’s operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC government has significant oversight and discretion over the conduct of the Group’s business and may intervene with or influence the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected educational industry, especially the educational services related to K-12 students, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding educational industry that could further adversely affect the Group’s business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based issuers like us. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in the Group’s operations and the value of our ADSs.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against the Group or the Group’s management named in the annual report based on foreign laws.

We are a Cayman Islands company and currently substantially all of the Group’s business operations are conducted in the PRC through our subsidiaries incorporated in the PRC and the contractual arrangements among our PRC subsidiaries and the VIEs. Substantially all of the Group’s assets are located in China. In addition, all our directors and senior executive officers reside within China for a significant portion of the time and most are PRC nationals, while two of our directors are Hong Kong residents. The Group does not have any material operations or assets in Hong Kong. It may be difficult for our shareholders to effect service of process upon the Group or those persons inside China, including Hong Kong. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China or Hong Kong of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC and Hong Kong subsidiaries for our cash requirements, including for services of any debt we may incur. To the extent cash in the business is in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government to transfer cash from a PRC entity to the use outside the PRC. Our subsidiaries are permitted to pay dividends to their shareholders, and eventually to Sunlands Technology Group, only out of their retained earnings, if any, as determined in accordance with the applicable accounting standards and regulations. Such payment of dividends by entities registered in China, including Hong Kong, is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

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

To address the persistent capital outflow and the depreciation of Renminbi against U.S. dollars in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to the Group’s business, pay dividends, or otherwise fund and conduct the Group’s business.

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

For details about the applicable regulations and rules relating to such cash transfers through our Group, see “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Regulatory Development—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The custodians or authorized users of the Group’s controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of the Group’s chops and seals, the Group has established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through the Group’s office automation system and the application will be verified and approved by authorized employees in accordance with the Group’s internal control procedures and rules. In addition, in order to maintain the physical security of the Group’s chops, the Group generally has them stored in secured locations accessible only to authorized employees. Although the Group monitors such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the Group’s employees could abuse their authority, for example, by entering into a contract not approved by the Group or seeking to gain control of one of the Group’s subsidiaries or the VIEs. If any employee obtains, misuses or misappropriates the Group’s chops and seals or other controlling non-tangible assets for whatever reason, the Group could experience disruption to the Group’s normal business operations. The Group may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from the Group’s operations.

Fluctuations in exchange rates could have a material and adverse effect on the Group’s results of operations and the value of your investment.

The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Following the removal of the U.S. dollar peg, Renminbi appreciated more than 20% against U.S. dollars over the following three years. Since June 2010, Renminbi has started to appreciate slowly against U.S. dollars, though there have been periods when U.S. dollars has appreciated against Renminbi. On August 11, 2015, the PBOC allowed Renminbi to depreciate by approximately 2% against U.S. dollars. Since then and until the end of 2016, Renminbi has depreciated against U.S. dollars by approximately 10%. It is difficult to predict how long such depreciation of Renminbi against U.S. dollars may last and when and how the relationship between Renminbi and U.S. dollars may change again.

All of the Group’s revenue and substantially all of the Group’s costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect the Group’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from the initial public offering into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the amount of U.S. dollars.

Governmental control of currency conversion may limit the Group’s ability to utilize the Group’s net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The Group receives substantially all revenues in Renminbi. Under the Group’s current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy the Group’s foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for the Group to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of

Undertakings, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 and was amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant governmental authorities before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. The Measures for the Security Review of Foreign Investments promulgated by the National Development and Reform Commission and MOFCOM which became effective from January 2021 further requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. The Group may pursue potential strategic acquisitions that are complementary to the Group’s business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit the Group’s ability to complete such transactions, which could affect the Group’s ability to expand the Group’s business or maintain the Group’s market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect the Group.

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

We have requested our shareholders that we are aware of being subject to SAFE regulations to make all necessary registrations, filings and amendments with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required registrations, filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject the Group to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, the Group’s business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, the Group may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect the Group’s financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or the Group to fines and other legal or administrative sanctions.

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

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to the Group and our non-PRC shareholders and ADS holders.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on the Group’s financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the Group’s business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes of “actual control” in determining whether a company is considered a foreign invested enterprise, and thus this regulatory topic remains unclear under the Foreign Investment Law. On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law. However, since the Foreign Investment Law and the Implementation Rules of Foreign Investment Law are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding the Group’s existing contractual arrangements and/or disposal of the Group’s related business operations, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group’s current corporate structure, financial condition and business operations.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for the Group’s financial statements. Such inability to inspect in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB had been unable to conduct inspections without the approval of the Chinese authorities until 2022, our auditor was historically uninspected by the PCAOB. However, on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 Determinations accordingly. This marks the first time that Chinese authorities allowed access for complete inspections and investigations meeting U.S. standards, as required under the Sarbanes-Oxley Act.

The past lack of the PCAOB inspections in China prevented the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, which made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections in the past, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of the Group’s financial statements.

Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act became the law, which reduced the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from three consecutive years to two consecutive years. There is no certainty that we will be able to list our ADSs on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. We were conclusively added to the list on May 26, 2022 shortly after the filing of the annual report for the fiscal year ended on December 31, 2021 on Form 20-F.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated its previous determinations to the contrary. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. Should the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. Any future lack of the PCAOB inspections in China would prevent the PCAOB from fully evaluating audits and quality control procedures of our auditor, as a result of which we and investors will be deprived of the benefits of such PCAOB inspections, which could cause investors to lose confidence in our audit procedures and the quality of the Group’s financial statements.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on the Group’s financial statements, the Group’s financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject the Group to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If the Group’s website is found to be in violation of any such requirements, the Group may be penalized by relevant authorities, and the Group’s operations or reputation could be adversely affected.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, prohibits, without the approval of the securities regulatory authority in China, (i) foreign securities regulators from engaging in any inspection activities within China and (ii) anyone from providing any documents or materials relating to capital markets activities to foreign parties. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. In addition, the Overseas Listing Trial Measures provides, among others, that domestic companies or individuals shall obtain the consent from the CSRC and relevant competent departments, if they provide relevant documents and materials in accordance with the requirements of overseas securities regulators for investigation and collection of evidence. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear. If the Group is required to obtain the consent from the CSRC and relevant competent departments when providing information needed for regulatory investigations or litigation initiated outside China, it is uncertain whether the Group could obtain such consent in a timely manner, or at all. See also “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Risks Related to the ADSs

If the market price for our ADSs falls below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the NYSE.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. We received a letter from the NYSE dated July 23, 2021 notifying us that the stock prices of our ADSs are below compliance standards due to the fact that the average closing price of our ADSs was less than $1.00 for a consecutive 30 trading-day period. In response to the letter from the NYSE, we changed the ratio of the ADSs representing our Class A ordinary shares from 25 ADSs representing one Class A ordinary share to two ADSs representing one Class A ordinary share, effective August 31, 2021. However, we cannot assure you that our ADSs will remain in compliance with the NYSE listing rules going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

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
•
announcements of new investments, acquisitions, strategic partnerships or joint ventures by the Group or our competitors;
•
announcements of new offerings, solutions and expansions by the Group or our competitors;
•
changes in financial estimates by securities analysts;
•
detrimental adverse publicity about the Group, the Group’s services or the Group’s industry;
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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of management’s attention and other resources from the Group’s business and operations and require the Group to incur significant expenses to defend the suit, which could harm the Group’s results of operations. Any such class action suit, whether or not successful, could harm the Group’s reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on the Group’s financial condition and results of operations.

If securities or industry analysts do not publish research or reports about the Group’s business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about the Group’s business. If one or more analysts who cover the Group downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover the Group or fail to regularly publish reports on the Group, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against the Group could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by the Group from our subsidiaries, the Group’s financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to the Group under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of the Group’s current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Mr. Peng Ou, our founder and chairman of our board of directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constitute approximately 48.1% of our total issued and outstanding share capital and 79.6% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, beneficially owns all of our issued and outstanding Class B ordinary shares, which constitutes approximately 11.9% of our total issued and outstanding share capital and 13.8% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report.

As a result of this triple-class share structure and the concentration of ownership, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees will have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Group or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we do not believe we were a PFIC for the 2022 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. Information on the Company

4.A. History and Development of the Company

The Group commenced education service business in August 2003. The Group remained an offline, classroom-based education service provider until the Group transitioned to an exclusively online education model in 2014.

In September 2015, Sunlands Technology Group (formerly known as “Studyvip Online Education International Limited” and “Sunlands Online Education Group”), our current ultimate holding company, was incorporated under the laws of the Cayman Islands. It was renamed as Sunlands Online Education Group in October 2017, and further renamed as Sunlands Technology Group in August 2018.

In October 2015, our wholly owned subsidiary, Sunlands Online Education HK Limited, or Sunlands HK, was incorporated in Hong Kong.

In July 2017, Tianjin Alaman Education Technology Co., Ltd. (formerly known as “Tianjin Studyvip Education Co., Limited”), or Tianjin Alaman, our wholly owned subsidiary, was incorporated in the PRC. It was renamed as Tianjin Alaman Education Technology Co., Ltd. in February 2021.

In August 2017, Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, our wholly owned subsidiary, was incorporated in the PRC. Wuhan Zhibo is wholly owned by Sunlands HK.

In June 2019, Wuhan Zhidao Online Education Technology Co., Ltd. (formerly known as “Wuhan Shangde Online Education Technology Co., Ltd.”), or Wuhan Shangde, our wholly owned subsidiary, was incorporated in the PRC. It was renamed as Wuhan Zhidao Online Education Technology Co., Ltd. in November 2022. Wuhan Shangde is wholly owned by Wuhan Zhibo.

In December 2020, Cheerwins Technology Group, or Cheerwins Cayman, our wholly owned subsidiary, was incorporated in Cayman.

In January 2021, Cheerwins Online Education HK limited, or Cheerwins HK, our wholly owned subsidiary, was incorporated in Hong Kong. Cheerwins HK is wholly owned by Cheerwins Cayman and currently holds 100% of the equity interests of Tianjin Alaman.

In April 2021, FireSky Investment HK Limited, or FireSky Investment, our wholly owned subsidiary, was incorporated in Hong Kong.

In June 2021, Wuhan Zhongtudao Technology Co., Ltd, or Wuhan Zhongtudao, our wholly owned subsidiary, was incorporated in the PRC. Wuhan Zhongtudao is wholly owned by FireSky Investment.

Currently, substantially all of the Group’s business operations are conducted in the PRC through our subsidiaries incorporated in the PRC, and the contractual arrangements among our PRC subsidiaries and the VIEs. Our wholly-owned PRC subsidiaries would enter into a series of contractual arrangements, including the Exclusive Technical Consultation and Service Agreement, the Business Operation Agreement, the Equity Interest Pledge Agreement, the Option Agreement, and Powers of Attorney, with the VIEs, their shareholders, and, where applicable, their operating subsidiaries (the “VIE Contractual Arrangements”). The VIE Contractual Arrangements allow us to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in the Group’s financial statements under U.S. GAAP.

In December 2013, we entered into the VIE Contractual Arrangements with Beijing Shangde Jiaxun Education Technology Co., Ltd., or Sunlands Jiaxun, and its shareholders and operating subsidiaries, including the predecessor of Beijing Yuanchilaxiang Education Technology Co., Ltd (formerly known as “Beijing Shangde Online Education Technology Co., Ltd.”), or Beijing Sunlands, a limited liability company through which we currently conduct business in the PRC. As part of our plan to obtain equity financing in the PRC, we terminated the VIE Contractual Arrangements with Sunlands Jiaxun, and its shareholders and operating subsidiaries, through a series of transactions from 2015 to 2016.

In August 2017, Wuhan Zhibo entered into the VIE Contractual Arrangements with Beijing Sunlands and its shareholders. In March 2023, due to the change of shareholders of Beijing Sunlands, Wuhan Zhibo updated the VIE Contractual Arrangements with Beijing Sunlands and its new shareholders.

In May 2018, Tianjin Alaman entered into the VIE Contractual Arrangements with Tianjin Shangde Online Education Technology Co., Ltd, or Tianjin Shangde, and its shareholders. As part of our efforts to streamline our corporate structure, the VIE Contractual Arrangements between Tianjin Alaman and Tianjin Shangde were terminated in December 2020.

From September 2019 to December 2020, Wuhan Zhibo entered into the VIE Contractual Arrangements with (i) Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, (ii) Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, (iii) Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, (iv) Guangzhou Wudawei Education Technology Co., Ltd., or Guangzhou Wudawei, (v) Guangzhou Tianyong Online Education Technology Co., Ltd., or Guangzhou Tianyong, and (vi) Wuhan Hadeliang Online Education Technology Co., Ltd., or Wuhan Hadeliang, and (vii) Tianjin Shangde, as well as their shareholders. As part of our efforts to streamline our corporate structure, the VIE Contractual Arrangements between Wuhan Zhibo and (i) Wuhan Xiaoyan, (ii) Beijing Odysseus, (iii) Guangzhou Wudawei, (iv) Guangzhou Tianyong, and (v) Wuhan Hadeliang, as well as their shareholders, were terminated respectively through a series of transactions from April 2021 to June 2022. In April 2021, due to the change of shareholders of Wuhan Jiayan, Wuhan Zhibo updated the VIE Contractual Arrangements with Wuhan Jiayan and its new shareholder.

From December 2020 to February 2021, Tianjin Alaman entered into the VIE Contractual Arrangements with (i) Wuhan Fangtang Technology Co., Ltd. (formerly known as “Wuhan Fangtang Education Technology Co., Ltd.”), or Wuhan Fangtang, (ii) Beijing Zhiziyuanshui Education Technology Co., Ltd., or Beijing Zhiziyuanshui, and (iii) Beijing Feibian Education Technology Co., Ltd., or Beijing Feibian, as well as their shareholders. As part of our efforts to streamline our corporate structure, the VIE Contractual Arrangements between Tianjin Alaman and (i) Wuhan Fangtang, (ii) Beijing Zhiziyuanshui, and (iii) Beijing Feibian, as well as their shareholders, were terminated respectively through a series of transactions from April 2022 to June 2022.

In June 2021, Wuhan Zhongtudao entered into the VIE Contractual Arrangements with Wuhan Xiaoyan and its shareholders.

In November 2021, Wuhan Zhibo entered into the VIE Contractual Arrangements with Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding, and its shareholders.

In October 2017, we effectuated a one-for-two share split, pursuant to which each of its issued and outstanding ordinary shares and preferred shares was split into two ordinary shares or preferred shares, as the case may be.

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

In August 2021, we changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing one twenty-fifth (1/25) Class A ordinary shares to one (1) ADS representing one half (1/2) Class A ordinary shares. The change of the ADS ratio became effective on August 31, 2021.

In December 2021, we approved a share repurchase program under which our company is authorized to repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months.

In June 2022, our board of directors declared a special cash dividend in the amount of US$1.36 per ordinary share, or US$0.68 per ADS to holders of our ordinary shares and ADSs as of June 30, 2022. The aggregate amount of such cash dividends was approximately US$9.5 million.

The Group’s corporate headquarters is located at Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. The Group’s telephone number at this address is +86-10-52413738. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information about us. The Group’s corporate website is www.sunlands.com. None of the information contained on our website, or any website referred to in this annual report, is part of this annual report.

4.B. Business Overview

Mission

We believe education should nurture and spread new ideas to enrich lives. High-quality education should be available to everyone. We all share a common aspiration to improve ourselves through education. The Group’s mission is to transform education through technology and innovation, making learning experiences enjoyable and rewarding.

Overview

The Group is the leader in China’s online post-secondary and professional education. The Group has a deep understanding of the educational needs of the Group’s prospective students and offer solutions that help them achieve their goals. The Group offers various degree-and diploma-oriented post-secondary courses through the Group’s online platforms. In addition, the Group offers online professional courses and educational content, including various interest courses, to help students prepare for professional certification exams and attain professional skills.

Founded in 2003 as a traditional education company, the Group transitioned to an online education model in 2014. The Group’s online education model enables students to access the course and educational content offerings anywhere and anytime.

The Group has been successful in addressing the unmet demand of a large, growing market and served approximately 3,070,000 students across China since the Group transitioned to an online education model in 2014. The number of the Group’s students was 1,130,650, 1,104,630 and 1,067,042, respectively, in 2020, 2021 and 2022. For the same years, the Group’s new student enrollments were 434,240, 434,228 and 534,280, respectively.

Solutions

The Group offers post-secondary and professional education through extensive courses and educational content offerings. As of December 31, 2022, the Group offered degree-or diploma-oriented post-secondary courses, and professional certification preparation, professional skills and interest courses.

The Group adopts a counseling-oriented sales and marketing approach that seeks to offer education solutions to students to meet their needs based on their background and goals. The Group provides professional assistance and counseling to help students make informed decisions that best suit their learning needs. In addition, the Group’s enrollment consultants also help them formulate effective study plans throughout their enrollments in the courses.

Students can access the Group’s services either through PC or mobile applications. The Group’s online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of students.

The Group focuses on cultivating an engaging community among students, teachers and mentors, improving educational content development capabilities, and developing proprietary IT infrastructure and systems. The Group encourages students to become more committed and engaged by creating an interactive learning environment that fosters their desire to learn and build confidence in learning. The Group provides students with strong learning support through dedicated mentors, powered by the Group’s proprietary IT systems and live streaming platform.

The Group offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Group’s proprietary knowledge management system. The Learning Outcome Trees enable the Group to customize teaching notes for teachers, and develop comprehensive course outlines and quiz banks to enhance the learning experience. Based on student feedback and the latest updates on exam policies, the Group further updates the educational content in the Learning Outcome Trees to continually improve teaching quality.

The Group seeks to hire experienced and passionate teachers who can make learning fun and interactive. The Group equips the faculty members not only with a comprehensive set of teaching methods but also advanced technologies and data insights to enable them to develop their professional skills and enhance the Group’s overall teaching quality.

The Group’s net revenues were RMB2,203.8 million, RMB2,507.8 million and RMB2,323.1 million (US$336.8 million) respectively, and the Group’s gross billings were RMB2,350.4million, RMB1,970.0 million and RMB1,496.7 million (US$217.0 million), respectively, in 2020, 2021 and 2022. The Group recorded net loss of RMB431.0 million in 2020, and net profit of RMB212.4 million and RMB643.0 million (US$93.2 million) in 2021 and 2022. The Group’s deferred revenues were RMB3,024.4 million, RMB2,348.2 million and RMB1,690.9 million (US$245.2 million), respectively, as of December 31, 2020, 2021 and 2022.

Business Model and Online Education Services

The Group offers online education services through online and mobile platforms to adult students pursuing post-secondary and professional education. The Group delivers a diverse, comprehensive range of online courses in a live streaming format focused on fostering an interactive learning experience and community-oriented student support services. The Group also provides students with a variety of proprietary educational content to help reinforce what is taught in classes and assess their learning outcomes.

The Group promotes services through a multi-channel strategy, including online and mobile advertising, to effectively convert sales leads into student enrollments.

Through the Group’s technology that connects students with faculty and employees, the Group gathers and analyzes data at each stage of students’ interactions with the Group in real-time, allowing the Group to better understand students’ learning needs and enabling the Group to continually improve the quality of service.

Course Offerings

The Group offers a wide range of online courses addressing various educational needs of adults in China.

Currently, the Group’s course offerings mainly cover two main components, namely (i) degree-or diploma-oriented post-secondary courses, and (ii) professional certification preparation, professional skills and interest courses. The following table sets forth the Group’s net revenues, gross billings and new student enrollments attributable to each type of course offering. For a reconciliation of the Group’s gross billings and net revenues, see “—Non-GAAP Financial Measures.”

	For the Year Ended December 31,
	2020	2021	2022
Net revenues (RMB in thousands)
Degree-or diploma-oriented post-secondary courses	1,904,477	1,634,575	1,084,857
STE courses	1,471,745	1,038,169	667,921
Other degree-or diploma-oriented post-secondary courses	432,732	596,406	416,936
Professional certification preparation, professional skills and interest courses	268,051	793,881	1,112,707
Others(1)	31,263	79,361	125,537
Total	2,203,791	2,507,817	2,323,101
Gross billings (RMB in thousands)
Degree-or diploma-oriented post-secondary courses	1,881,992	1,063,649	252,422
STE courses	1,249,137	361,748	60,460
Other degree-or diploma-oriented post-secondary courses	632,855	701,901	191,962
Professional certification preparation, professional skills and interest courses	468,412	906,375	1,244,309
Total	2,350,404	1,970,024	1,496,731
New student enrollments
Degree-or diploma-oriented post-secondary courses	245,419	131,898	51,080
STE courses	200,562	86,079	31,605
Other degree-or diploma-oriented post-secondary courses	44,857	45,819	19,475
Professional certification preparation, professional skills and interest courses	188,821	302,330	483,200
Total	434,240	434,228	534,280

Note:

(1) Include commissions received for providing referral services to third-party companies and revenues from sales of goods such as books and learning tools, among others.

Degree-or diploma-oriented post-secondary courses

The degree-or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, and other degree-or diploma-oriented post-secondary courses. As of December 31, 2022, STE courses covered 16 majors, including Chinese Language and Literature, Law, Pre-School Education, Marketing, English, Human Resource Management, Business Administration, Business Management, Financial Management, Advertising, Accounting, Administrative Management, Computer Information Management, Finance, Chain Operation Management, and Visual Communication Design and Production. Other degree-or diploma-oriented post-secondary course offerings include preparation courses for the entrance examinations of Master of Business Administration (“MBA”) in China. In addition, the Group provides overseas post-graduate degree courses, such as MBA, Education and Psychology programs offered by select universities in Australia, Spain and the United States, to meet Chinese students’ demands for quality overseas higher education.

STE courses have historically accounted for the largest proportion of the Group’s net revenues, gross billings and new student enrollments. In recent years, the Group’s course offerings have become more diversified. In 2020, 2021 and 2022, STE courses represented approximately 66.8%, 41.3% and 28.8%, respectively, of the Group’s net revenues, and approximately 53.1%, 18.4% and 4.0%, respectively, of the Group’s gross billings. In addition, STE courses represented approximately 46.2%, 19.8% and 5.9%, respectively, of the Group’s new student enrollments for the years ended December 31, 2020, 2021 and 2022.

Professional certification preparation, professional skills and interest courses

The professional certification preparation course offerings are designed to give students the skills, knowledge and abilities that are commonly required or helpful for a broad range of professions. The employment market is becoming increasingly competitive, motivating workers to enhance their career competitiveness through vocational education. As of December 31, 2022, the professional certification preparation courses covered various industries and professions, including Accounting, Human Resources, Teaching and Finance. In addition, the Group also developed more professional skills and interest courses that help students develop professional skills and cater to students’ interests as the Group saw a surging trend in adults undertaking such courses online. As of December 31, 2022, the Group offered professional skills and interest courses such as Wealth Management, Voice Acting and Chinese Painting. The Group’s solid foundation and rich resources in course portfolio has enabled the Group to successfully grasp market opportunities and effectively scale up the Group’s offerings.

In recent years, the Group’s course offerings have become more diversified, and the professional certification preparation, professional skills and interest course offerings have contributed to an increasing proportion of the Group’s overall revenues. In 2020, 2021 and 2022, the professional certification preparation, professional skills and interest courses represented approximately 12.2%, 31.7% and 47.9%, respectively, of the Group’s net revenues, and approximately 19.9%, 46.0% and 83.1%, respectively, of the Group’s gross billings. In addition, the professional certification preparation, professional skills and interest courses represented approximately 43.5%, 69.6% and 90.4%, respectively, of the Group’s new student enrollments in 2020, 2021 and 2022. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—To the extent the Group relies on certain types of course offerings to generate revenues, the Group will be subject to concentration risks, including risks resulting from changes in government policies.”

In addition to the course offerings discussed above, the Group also offers exam preparation “crash courses” for exam-taking students. Instead of covering a wide range of topics in a particular subject matter, these courses are meant to cover the most frequently tested areas in the exams and provide training on test-taking strategies and skills to help students improve their performance in actual exams.

Interactive Learning Process

Live streaming course delivery

The Group’s teachers deliver courses in a live streaming format through the Group’s websites and mobile application. We believe that the Group is one of the first to offer live streaming courses in China’s education industry.

The Group’s live streaming course delivery format allows the Group to cost-effectively expand student enrollments and maintain high teaching quality. Live streaming also improves efficiency of instruction and enriches the learning experience in a number of ways:

•
Time efficiency and no geographic limitations. While classroom-based students are often required to spend time commuting, the Group’s live streaming learning format allows them to attend courses anytime, anywhere as long as there is Internet.
•
High level of engagement and interaction. The live streaming application (through support functions and plug-ins) allow students to engage in real-time Q&A with the faculty and their fellow students through live chats, which fosters an engaging and interactive learning setting. The live streaming application has a “tipping”

function that allows students to “tip” the teacher with virtual gifts if they like the course, which improves student engagement and student-teacher interaction.
•
Greater learning flexibility. Every live class is recorded and made available to students enrolled in the course throughout their enrollment period, which allows them to attend courses at their convenience. This scheduling flexibility appeals to adult students with full-time jobs. The replay function allows students to learn at their own pace.

We believe the live streaming format and highly interactive learning experience makes the Group’s services highly attractive to students. In 2020, 2021 and 2022, the Group’s new student enrollments were 434,240, 434,228 and 534,280, respectively.

Virtual learning community

The Group strives to build a vibrant and highly interactive virtual community for students and faculty to augment their learning and teaching experience. For example, the Group has a bulletin board forum, available through the Group’s website and mobile application that enables students in real time to share their ideas and learning experience with, as well as pose questions and answers to fellow students and the Group’s faculty. This also provides a stimulating learning platform for students to socialize and interact with an extended network of fellow students and faculty members and to forge beneficial relationships. In addition, students can authorize his or her fellow students to view their learning progress and milestones, thus fostering an engaging and friendly competitive environment.

We believe a highly interactive virtual student community drives the existing students’ level of engagement and significantly enhances the Group’s attractiveness to prospective students.

Community-Oriented Class Setup

The Group’s classes are set up to cultivate an interactive learning environment. The Group is committed to developing a sense of community among students and faculty, which we believe is critical to improving results.

Furthermore, the Group’s community-oriented learning environment, coupled with the student-centric faculty structure, enable the Group to provide our students attention and support beyond class hours at a time and in a manner that is convenient to them, which further drives student engagement, customer loyalty and course consumption.

The Group’s class is set up by schools, divisions and classes. Students are assigned to different schools and divisions based on the major and number of students enrolled for a given academic period. Students in the same division are further assigned to different “classes” for administrative purposes.

Educational Content Development and Offerings

Content Development

The Group maintains an experienced team of course and educational content development professionals. The course and educational content development team is dedicated to designing course offerings, as well as developing and improving a wide range of proprietary educational content, such as course outlines, quiz banks and teaching notes, for substantially all of the Group’s online course offerings.

The Group regularly upgrades the educational content to make it more practical, and easier to comprehend and apply in real exams. For instance, the Group regularly releases major updates to the Group’s proprietary quiz banks and mock questions for students pursuing the STE exams to reflect updates in the test topics in the government-administered STE exams. Benefiting from the Group’s IT infrastructure, the course and educational content development team is able to view and analyze student performance in quiz banks and mock questions, which enables them to identify weaknesses in the educational content and make timely adjustments and upgrades accordingly. The course and educational content development team also seeks feedbacks from teachers and students regarding the effectiveness of the Group’s educational content, through online questionnaires or in-person meetings.

In addition to the Group’s proprietary educational content, the course and educational content development professionals also design and recommend to the teachers’ best practices in teaching methods. While the teachers retain substantial control of and flexibility in the way their classes are taught, the course and educational content development professionals continually work closely with them to ensure the Group’s courses and educational content are delivered in an engaging, effective manner. The Group uses Learning Outcome Trees to help the Group structure and deliver the Group’s educational content offerings, including course outlines, teaching notes and quiz banks, more effectively.

Content Offerings

The Group supports the learning experience with a wide range of educational content designed to help them capture key takeaways from, and reinforce what is taught in, the live streaming lessons, and to assess learning outcomes both during and after class hours. The Group also provides the teachers with educational content to help them prepare and teach classes effectively. All of the educational content was developed by the Group’s in-house research and development team and distributed electronically to students and faculty through the online platforms.

Our educational content offerings primarily consist of the following:

•
Course outlines. The Group develops course-specific outlines based on the curriculum requirements of the applicable government authorities and the Learning Outcome Trees to ensure high-quality teaching is delivered consistently across the Group’s course offerings. As students’ levels of academic ability vary, the course outlines are designed with the flexibility to address particular students’ strengths and weaknesses.
•
Teaching notes. The Group offers teaching notes to the teachers providing them with roadmaps on how to spend class time effectively. The teaching notes set out the learning outcomes based on the Learning Outcome Trees, key issues and frequently tested topics of a given course as well as recommended teaching strategies. They also contain suggested allocation of time to spend on different sub-subjects and questions to ask to stimulate the desired discussion. The Group generally uses standardized teaching notes for the same courses, even taught by different teachers, to ensure consistency of teaching quality.
•
Quiz banks. The Group maintains and regularly update large quiz banks, including ones specifically designed for the state-administered STE exams. A majority of the quizzes in the quiz banks were developed in-house, leveraging the Group’s understanding of the topics frequently tested in the exams as well as the significant data accumulated during teaching, while the rest are based on real exams in the past. Also, students can search within the quiz banks using keywords from Learning Outcome Trees, which has greatly improved their learning effectiveness. In addition to quiz banks, the Group also offers mock exams to provide students with realistic practice sessions for their real final exams.

Students

The Group has a large student base, primarily as a result of the Group’s well-established brand and effective sales and marketing efforts. In 2020, 2021 and 2022, the Group had 1,130,650, 1,104,630 and 1,067,042 students, respectively, and the Group’s new student enrollments were 434,240, 434,228 and 534,280, respectively.

The Group’s students are primarily working adults who generally have limited time to devote to lengthy and regular classroom studies at designated physical locations. Such students also need an engaging learning atmosphere that encourages participation and interaction, and require more assistance and supervision from their teachers and mentors.

The Group’s target students generally have aspirations to obtain more knowledge, pursue higher education and improve their social and economic status. At the same time, many of them cannot identify their specific education needs or solutions for such needs, especially given that education products and services can be complex and the relatively high costs may deter them from fulfilling their educational needs. To help them meet their aspirations and understand the potential educational solutions, the Group focuses marketing and sales practices on counseling-oriented interactions and strive to deliver the courses and educational content in a highly engaging and student-friendly manner.

Faculty

The Group maintains a large full-time faculty dedicated to helping students succeed. As of December 31, 2022, the Group’s faculty primarily consisted of 141 teachers and 202 mentors based in Beijing, Guangzhou and Wuhan, China.

Teachers and mentors assume different roles and responsibilities. Generally, teachers are responsible for delivering courses and educational content to students, while mentors focus on providing academic and administrative support throughout the students’ learning process. We believe its different functions require different skills and personal attributes, and therefore the Group applies differentiated recruitment, training, and evaluation and compensation strategies to teachers and mentors. For risks related to the Group’s faculty, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.”

Teachers

We believe maintaining a high-quality team of teachers is the bedrock of the Group’s brand and reputation, particularly given the Group’s online course delivery model where each teacher is expected to cover a larger number of students than in offline, classroom-based courses. The Group monitors the total number of hours teachers teach regularly to provide both an optimal number of teachers for the Group’s large student enrollments and adequate teaching assignments for each of the teachers. All of the teachers are full-time employees. The training the Group provides to teachers is designed to allow teachers to develop their own teaching style and methodology while maintaining high teaching quality.

Recruitment

The Group hires the Group’s teachers based on numerous criteria, including educational backgrounds, teaching experience, and performance in mock lessons. The Group typically looks for candidates with a bachelor’s degree from a top university or college in China or a master’s or higher degree. Additionally, given the interactive nature of the live streaming lessons, the Group looks for teachers with strong communication skills, great passion for teaching and excellent ability of working under pressure.

Training and support

The Group offers standard training programs to newly-hired teachers. The Group also imposes a probation period and requires each newly hired teacher to pass a number of internal qualification tests throughout the probation to be formally employed as full-time teachers. The Group also provides on-the-job training on instructional and communication skills to teachers on a regular basis. The Group’s proprietary IT system is key to the teacher training efforts as it not only allows them to monitor student engagement and academic performance on a real time basis but also to adjust teaching methodology and strategy accordingly to keep students engaged.

Evaluation and compensation

The Group has developed a fully-digital and systematic assessment approach that provides teachers with transparent and helpful feedback that serves as the foundation for their professional development and helps them to build fulfilling careers with us. The Group adopts a comprehensive set of key performance indicators, or metrics, to evaluate teacher performance. These metrics include student attendance rate and student satisfaction, among others. The Group also collects student reviews after each class and closely monitors the educational content delivered by teachers to facilitate teacher evaluation efforts and to improve teaching quality. In addition, the Group uses mock lessons to assess a teacher’s teaching skills and ability to engage students in a live streaming course setting, especially in instances where multiple teachers are competing to teach the same course.

The Group pays teachers base salaries and service fees generally on a per-lesson basis. The service fees per lesson of a teacher are based primarily on his or her rating and other factors, such as student reviews and exam results. To incentivize teachers, the Group also provides them with discretionary, merit-based bonuses based on their performance, measured by selected metrics. The Group enters into with each teacher a standard employment agreement typically for an initial term of three years which automatically renews at the end of each term.

Mentors

The mentors’ principal role is to provide academic guidance and support to students on a daily basis to help navigate their way throughout the entire duration of studies. The mentors’ roles and responsibilities typically include:

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

Recruitment

The Group tends to look for mentors who demonstrate excellent interpersonal and communication skills and a commitment in participating in the education profession and impacting a diverse audience. The Group typically requires mentors to possess a bachelor’s degree.

Training and support

The Group provides mentors with an orientation program and periodic on-the-job training to improve their ability to engage and build relationships with students. The Group also provides mentors with training opportunities that address specific challenges. The Group has also introduced systems and tools that enable teachers to monitor student activities and outcomes and take appropriate actions when the students demonstrate a low level of engagement.

Evaluation and compensation

The Group uses various metrics in terms of student engagement to measure the performance of mentors. These metrics include student’s class attendance, refund request rate, as well as the percentage of outperforming students. With each of mentors the Group enters into a standard employment agreement typically for an initial term of three years which automatically renews at the end of each term.

Marketing, Branding and Sales

The Group’s marketing philosophy is to promote the Group’s services to prospective students in a cost-effective manner based on the Group’s deep understanding of their unique profile and needs. The Group has acquired many of the existing students through effective marketing campaigns focused on showing how the Group’s services can address their specific educational needs. At the same time, the Group markets services to a larger group of prospective students who are not aware of solutions available to satisfy their needs through tailored marketing efforts designed to awaken their potential demands and navigate them through their decision-making process.

The Group has built a large, well-trained professional sales and marketing team. As of December 31, 2022, the Group had a total of 1,501 sales and marketing personnel. The Group maintains sales and marketing personnel in major regional markets, such as Beijing, Wuhan, Shenzhen and Guangzhou. The Group’s sales and marketing force adopt sales and marketing strategies customized based on the needs and profile of prospective students in different markets. The Group divides the sales and marketing personnel into different teams, each dedicated to executing marketing strategies in a particular course offering or demographics.

Advertising, Marketing and Branding

The Group generates leads primarily from online channels, which consist of search engine marketing and mobile marketing. Empowered by data analytics capabilities, the Group uses automated bidding strategies to place ads intelligently, as well as to track performance of ads in real time, which enables the Group to generate more qualified clicks leading to the Group’s websites. The Group puts ads on strategically chosen mobile applications that generate premium traffic quality to maximize return of investment from mobile marketing channels.

The Group’s search engine marketing channels effectively target students who possess preliminary interest in the Group’s services. The Group purchases key words from major search service providers in China, such as Baidu, and enhances returns from search engine marketing channels using search engine optimization techniques. The Group monitors end-to-end performance metrics of search engine marketing channels on a continuous basis.

The Group also generates leads online through mobile marketing channels, which mainly include display advertising on leading mobile news apps, as well as social media platforms and online shopping platforms. The display advertising formats the Group uses generally include launch screen display, banners, text hyperlinks, videos and rich media. The Group also operates branded official accounts on Weixin/WeChat, Sina Weibo, Tik Tok and other social media platforms to raise brand awareness and increase sales leads generated on these platforms. We believe that the Group’s mobile marketing efforts are particularly effective in awakening potential demands of prospective students who have not yet developed a specific learning plan.

The terms of the agreements the Group enters into with the search engine and mobile marketing partners are typically one year. The Group pays the search engine and mobile marketing partners generally on a cost-per-click basis.

Counseling-Oriented Sales

Counseling services

To convert leads generated into student enrollments, the Group provides customized, comprehensive counseling to prospective students throughout the lead nurturing and enrollment cycle. This counseling-oriented sales approach is supported by a capable sales team consisting of live chat personnel, call center staff and recruitment consultants based in the Group’s regional enrollment centers. The Group provides extensive training to sales team to ensure they are capable of explaining course offerings, addressing questions and concerns, and recommending courses that best suit prospective students’ learning objectives. The Group also uses data analytics tools and models to identify a prospective student’s educational needs, which helps the sales team provide tailor-made counseling services.

Enrollment process

The Group uses multi-layer lead-nurturing strategies to acquire new student enrollments in a cost-effective manner. Each of the leads generated are initially directed to the live chat support team who is responsible for answering prospective students’ enquires, encouraging them to register with the Group’s platforms, and collecting necessary information. Once a prospective student indicates an interest in purchasing the courses, the Group matches such student with the most suitable sales professional based on data analytics and tools. Such sales professional will follow up with the prospective student. In addition, the Group launches advertisements on various platforms, where the Group is able to obtain the contact information of the prospective students if they indicate interest in the Group’s courses. The Group then invites prospective students to join the online learning group and provide them with access to the trial courses. A prospective student that has signed up for the courses will be directed to the local enrollment centers to complete course purchase and registration with the assistance of the enrollment consultants. The enrollment consultants are also responsible for providing counseling services to enrolling students and guiding them through the payment process. Students can also choose to complete the purchase and enrollment process entirely online.

IT Infrastructure and Capabilities

The Group devotes significant resources to maintaining a reliable, scalable and secure IT infrastructure. The Group has built the integrated IT infrastructure primarily based on tools, technologies and platforms that the Group has developed in-house and, to a lesser extent, third-party software and applications that the Group has licensed or purchased.

The Group maintains a dedicated IT development and support team. As of December 31, 2022, the Group had 197 technology development personnel.

Genesis

The Group’s IT infrastructure is critical to supporting the pursuit of excellent student experience and optimal operating efficiency. The Group has developed Genesis, the Group’s proprietary integrated IT infrastructure, to support and connect students and employees during every major aspect of business operations, encompassing marketing, sales, course delivery and development, and operation management.

Powering various services and functions, including information and data transmission and sharing, centralized data tracking and data analytics, Genesis is composed of both student interface and employee interface. For one thing, the student interface supports applications and platforms that enable students to enroll in courses, attend classes, access educational content, interact within the Group’s virtual community, and engage in other learning activities throughout their service periods; for another thing, Genesis also incorporates different subsets of functions used by the Group’s employees, ranging from teachers and mentors to the marketing and sales personnel. The employee interface is specifically customized to provide the employees with information and data most relevant to their responsibilities. In addition, Genesis supports a centralized database allowing its users, including students and employees, to contribute, share and store content and data across various applications and platforms.

The Group launched the AI-powered personalized study programs in 2018. This AI-powered software, developed in-house, uses machine learning and natural language processing technology to analyze student behavior and their level of understanding of specific courses. Based on this analysis, the Group is able to predict test results, with a high accuracy rate, and develop tailor-made learning solutions that are designed to improve study outcomes.

Mobile Platforms

The Group is one of the first movers in China’s education sector to deliver interactive education services via mobile platforms, which has enabled students to learn and connect with fellow students and faculty in a more efficient and flexible manner. The Group’s Sunlands mobile app, available on both iOS and Android, is built with a clear and functional interface that enables access to course and educational content offerings and virtual learning community. The Group has also built mobile WAP pages which allow students and faculty to enjoy a similar level of functionality as the Group’s mobile app without installation.

Tuition and Fees

The Group’s tuition fees, including academic fees and registration fees, are charged generally on a per-program basis. From time to time, the Group offers tuition discounts under various marketing campaigns and promotions. For example, discounts may also be made available to students who purchase multiple courses at a time. The Group accepts fee payments through major third-party online payment solutions in China, including Alipay, Union Pay and WeChat Pay, as well as bank transfers and credit cards.

Students typically self-finance their education or obtain financing from third-party financing programs that cooperate with us. The Group currently offers the following two payment options to students:

•
Lump-sum prepayment option. Under a prepaid payment plan, a student is required to make a one-time, lump-sum payment of the tuition to the Group directly at the beginning of the academic period.
•
Installment payment plan. The Group offers an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to the Group by such credit provider. The Group also partners with credit intermediaries, who connect students with credit providers. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from three to 18 months. Under the cooperation agreement between the Group and each credit provider, the Group is responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. The Group generally does not guarantee the payment of the loan principal by the students. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may face risks associated with the installment tuition payment plan the Group offers to students.” In 2020, 2021 and 2022, the Group’s student loan coverage ratios were 54.9%, 24.8% and 5.1%, respectively. During the same periods, the Group made interest payments of RMB83.3 million, RMB36.9 million and RMB6.0 million (US$0.9 million), respectively, to the credit providers.

The Group generally offers students a full, unconditional refund within 24 hours upon enrollment. If a student requests a refund after taking at least one live streaming course lasting 30 minutes due to any material academic issue associated with the Group’s courses within certain refund period, the Group offers a refund excluding the registration fees and the fees of delivered courses upon the Group’s confirmation. In addition, the Group offers students a refund for the undelivered courses excluding the registration fees. Prior to June 2019, such refund was provided only within seven days upon enrollment while starting from June 2019, the Group offers such refund during the entire service period. When calculating gross billings for a specific period, the Group deducts the total amount of refunds from the total amount of cash received for the sale of course packages for such period.

Intellectual Property

The Group relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect the Group’s intellectual property rights. The Group owns copyrights to the educational content the Group developed in-house. The Group enters into standard employment agreements with teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment is the Group’s intellectual property. As of the date of this annual report, the Group has registered 125 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 120 software copyrights with the PRC State Copyright Bureau, and registered 250 domain names.

Despite the Group’s efforts to protect itself from infringement or misappropriation of the Group’s intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use the Group’s intellectual property. In the event of a successful claim of infringement and the Group’s failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, the Group’s business could be harmed. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may from time to time be subject to infringement claims relating to intellectual properties of third parties.” and “—If the Group fails to protect the Group’s intellectual property rights, the Group’s brand and business may suffer.”

Competition

The Group primarily competes with offline, classroom-based education service providers. Additionally, the Group expects to face competition as a result of new entrants to the postsecondary and professional education market in China, including established education service providers that had not previously offered online education courses. The Group competes with the Group’s competitors for student enrollments and engagement, high-quality faculty members, sales and marketing effectiveness, among other things.

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
•
proven track record of performance.

We believe the Group competes favorably on the basis of these factors. The Group’s ability to remain competitive will depend, to a great extent, upon the Group’s ability to consistently deliver high-quality course offerings and acquire, support and retain students. Some of the Group’s present and future competitors may have longer operating histories, larger teams of teaching faculty and supporting staff and greater financial, technical, marketing and other resources. For a discussion of risks relating to competition, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group faces intense competition in the Group’s industry, which could divert student to the Group’s competitors, lead to pricing pressure and loss of market share, and significantly reduce the Group’s gross billings and net revenues.”

Data Privacy and Security

We believe data security is critical to the Group’s business operation because data is the foundation of the Group’s competitive advantages. The Group has internal rules and policy to govern how the Group may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before using the Group’s products, under which they consent to the Group’s collection, use and disclosure of their data in compliance with applicable laws and regulations.

From an internal policy perspective, the Group limits access to the servers that store user and internal data on a “need-to-know” basis. The Group also adopts a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using the Group’s data in any unauthorized manner. Furthermore, the Group implements comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

Insurance

The Group does not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, the Group does not maintain business interruption insurance, nor does it maintain key-man insurance.

Licenses and Approvals

See “Item 3. Key Information— Licenses and Approvals” for details.

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

M&A Regulations and Overseas Listings

The MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the SAMR, the CSRC and SAFE jointly adopted the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. Complying with the requirements of the M&A Rules to complete acquisitions of PRC companies by foreign investors could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the ability to complete such transactions.

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, either in direct or indirect means, are required to report and file required documents with the CSRC; domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days of the completion of fund raising activities on the same overseas capital market and shall make required filing immediately after submitting application for their listing or offering securities in other overseas capital markets; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the revenue, net profit, total assets or net assets of the domestic companies of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to go through the filing procedure immediately but may be required to go through the filing procedure if future fund raising activities are involed; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC jointly with other government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Archives Rules, effective on March 31, 2023, as a supporting rule to the Overseas Listing Trial Measures. Pursuant to the Overseas Listing Archives Rules, domestic companies that seek to offer or list securities overseas directly or indirectly, and securities companies and securities related service providers providing services to such domestic companies shall establish confidentiality and archives administration system, adopt requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge state secrets and state agencies’ work secrets, or harm state and public interests. The Overseas Listing Archives Rules provide, among others, that before providing or disclosing any document or material which involve state secrets or state agencies’ work secrets, domestic companies shall apply to the competent government authorities for approval and file with the secrecy administration authorities for record.

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

According to the Catalog of Classification of Telecommunication Businesses, or the 2016 MIIT Catalog, which published by MIIT on December 28, 2015 and took effect on March 1, 2016 and were amended on June 6, 2019, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, are classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating the Group’s online platform to provide information and services to students is classified as commercial ICP services.

In addition to the Telecommunications Regulations and the other regulations set forth above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 14, 2022 and came into effect on August 1, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security. The Group currently, through Beijing Sunlands, the VIE, holds an ICP License. The ICP License of Beijing Sunlands is valid until July 2, 2024.

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

To comply with the above-mentioned foreign ownership restrictions, the Group operates its online platform in China through Beijing Sunlands and its wholly owned subsidiary, Shangren Chongye, all of the shareholders of Beijing Sunlands are PRC domestically funded entities, and Beijing Sunlands is controlled by Wuhan Zhibo, our PRC subsidiary, through a series of contractual arrangements. Beijing Sunlands and Shangren Chongye are the holders of the domain names, trademarks and facilities necessary for daily operations of the Group’s online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, the contractual arrangements among Wuhan Zhibo, Beijing Sunlands and its shareholders and subsidiaries are valid, binding and enforceable under PRC laws and regulations currently in effect. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

On April 20, 2022, Standing Committee of the National People’s Congress, or the SCNPC, adopted the amended Vocational Education Law of the PRC, or the Amended Vocational Education Law, which became effective on May 1, 2022 and replace the previous Vocational Education Law of the PRC adopted in 1996. The Amended Vocational Education Law specifies that the vocational education is as important as regular education and that the state encourages the development of various levels and forms of vocational education, the extensive and equal participation of social forces in vocational education and the international communication and the cooperation in vocational education, and strives to improve vocational education recognition. The Amended Vocational Education Law also provides the establishment and improvement of the vocational education system, deepening cooperation between enterprises and schools, and the improvement of the vocational education guarantee system and measures.

The Law for Promoting Private Education and its Implementing Rules

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was last amended on December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education became effective on April 1, 2004.

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

On April 7, 2021, the State Council published the amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or Amended Implementing Rules, which became effective on September 1, 2021. The Amended Implementing Rules stipulates that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school using internet technology to conduct education activities shall obtain an appropriate private school operating permit and shall establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities. The Amended Implementing Rules further stipulates that any entities or individuals shall not control any schools providing compulsory education or any non-profit schools providing pre-school education through merger, acquisition or contractual arrangements. A private school providing compulsory education shall not conduct any transaction with any related party. Any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. A private school shall establish an information disclosure system for related party transactions and relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transactions on an annual basis.

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

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing online private education industry, as well as how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers like the Group. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.”

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

Regulations Relating to Online Publishing

On February 4, 2016, the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect as of March 10, 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an Internet Publishing License shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents the Group posts on its website, such as video-audio clips and course materials, may be deemed as online publications. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations.

Regulations on Television Program Industry

Television program productions and distribution businesses are mainly regulated by Regulations on Administration of Radio and Television, which came into effect on August 11, 1997 and was last amended on November 11, 2020, and the Administrative Regulations on Production and Operation of Radio and Television Program which came into effect on August 20, 2004 and was last amended on October 29, 2020. Pursuant to these regulations, television programs can only be produced by television stations at the municipal level or above or entities with a License for the Production and Operation of Radio and Television Program. Any entity producing and operating radio and television program without the License for the Production and Operation of Radio and Television Program will be subject to the confiscation of tools, equipment of producing radio and television program and a fine of more than 10 thousand RMB and less than 50 thousand RMB by competent local branch of SAPPRFT.

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

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which came into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CII, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, base on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, to ensure the safe and stable operation of CII, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CII and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, which became effective on September 1, 2022. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the CAC: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers is required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the CAC.

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

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. If the Group fails to complete the SAFE registrations, such failure may subject the Group to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends to us.

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

Regulations on Tax

PRC Enterprise Income Tax Law

The Enterprise Income Tax Law enacted by the National People’s Congress, or the PRC EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Enterprise income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Under the PRC EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT, in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises,” or the SAT Circular 82, clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. The SAT Circular 82 also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo and Tianjin Alaman, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements the Group has are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Regulations Relating to Employment and Social Insurance

The Group is subject to laws and regulations governing the Group’s relationship with employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

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

4.C. Organizational Structure

The following chart illustrates the Group’s organizational structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIEs and certain other subsidiaries as of the date of this annual report.

See “Item 3. Key Information—Contractual Arrangements with Consolidated VIEs and Their Shareholders” for details of the contractual arrangements with the VIEs.

4.D. Property, Plants and Equipment

The Group’s current principal executive offices are located at Building 4-6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. The Group maintains offices in Beijing, China, with an aggregate of approximately 24,436 square meters. These facilities currently accommodate the Group’s management headquarters, as well as the sales and marketing, course and educational content development, and general and administrative activities. The Group also maintains offices in Wuhan, China, with an aggregate of approximately 17,721 square meters, to support part of the Group’s sales and marketing activities. In addition, the Group maintains offices in Guangzhou, China, with an aggregate of approximately 5,133 square meters, to support the sales and marketing activities as well as general and administrative activities.

The Group leases all of the facilities that the Group currently occupies from independent third parties. We believe that the facilities that the Group currently leases are adequate to meet the Group’s needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements about the Group’s business and operations based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those currently anticipated as a result of many factors, including those described under “Item 3.D. Risk Factors” and elsewhere in this annual report on Form 20-F.

5.A. Operating Results

Major Factors Affecting Results of Operations

The Group operates in China’s online post-secondary and professional education market, and the Group’s results of operations and financial condition are significantly affected by general factors affecting this market. Drivers for the Group’s growth include China’s rapid economic growth, continued urbanization, and rising per capita disposable income, all of which have allowed Chinese households, particularly working adults, to spend more disposable income on education. In addition, driven by a strong desire for employment, career promotion, salary increases and local residence qualification, post-secondary and professional education in China has grown rapidly in the past several years and is expected to continue to grow in the future.

Changes to China’s economy and GDP growth also have a material impact on the online post-secondary and professional education market. In addition, the industry the Group operates in is fragmented, and the Group faces competition from traditional offline players. At the same time, the Group’s results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of the Group’s business and operations, including the qualification and licensing requirements for entities that provide online education services and limitations on foreign investments in the online education industry.

Additionally, we believe that the Group’s results of operations and financial condition are also affected by company-specific factors, including the factors discussed below.

Ability to respond to the evolving industry landscape and drive student acceptance of online education format

As an online service provider, the Group benefited significantly from the increasing proliferation of the internet, in particular the mobile internet, in China. In recent years, driven by the increasing number of internet users and mobile penetration rates, China’s online education industry has developed rapidly.

We believe that the online education format, as compared to traditional in-person classroom teaching, is superior as it breaks down the time and location barriers of offline education format and offers students more a flexible, convenient and cost-effective alternative. As a result, online education format has become increasingly popular among students, taking away market share from traditional offline players. For this reason, we believe the ability to continue to grow net revenues and gross billings significantly depends on the Group’s ability to continue to convert students to embrace online education formats over traditional offline education format.

Ability to increase the number of students and new student enrollments at optimal pricing

The Group’s net revenues and gross billings primarily consist of tuition payments from students and are therefore affected by the number of students and new student enrollments and the pricing of the Group’s educational services.

In 2020, 2021 and 2022, the Group’s new student enrollments were 434,240, 434,228 and 534,280, respectively, and the numbers of students were 1,130,650, 1,104,630 and 1,067,042, respectively. The Group’s new student enrollments remained relatively stable, primarily due to the increase in professional skills and general interest courses catering to growing demands for diverse personal education, partially offset by the decrease in STE courses. The Group is seeking to offer a broader range of courses, foster a more a social and entertaining learning experience, and use cutting-edge technologies, particularly AI, to improve students’ learning experience and outcomes which we believe would help to achieve positive results in the Group’s new student enrollments in the long run. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—If the Group fails to manage the its business growth effectively, the success of the Group’s business model will be compromised.”

The Group’s ability to continue to increase the number of students and new student enrollments is primarily driven by factors including the quality of the Group’s education services, the range and attractiveness of the Group’s course offerings, the brand reputation, the ability to convert leads into student enrollments cost-effectively, and the availability of loans from third-party credit providers to students. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may face risks associated with the installment tuition payment plan the Group offers to students.” The Group’s ability to attract prospective students in target markets and expand course offerings has a direct impact on maintaining growths in the number of students and new student enrollments, which in turn is subject to several other factors largely beyond the Group’s control, including the perception of the effectiveness of online education as compared to offline, classroom-based courses and the popularity of the degrees, diplomas, certifications, professions, professional skills or interests students are pursuing.

The Group’s pricing is affected by the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of course offerings, and the income levels that students expect to achieve upon passing the exams that they are pursuing through taking courses.

Ability to maintain an optimal mix of course length

The Group typically receives tuition from students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of the Group’s course packages. The tuition the Group collects from a student is initially recorded as deferred revenue and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. For the year ended December 31, 2022, the weighted average length of the Group’s degree-or diploma-oriented post-secondary courses was approximately 21 months, and the weighted average length of the Group’s professional certification preparation, professional skills and interest courses was approximately seven months. As of December 31, 2020, 2021 and 2022, the Group’s deferred revenues were RMB3,024.4 million, RMB2,348.2 million and RMB1,690.9 million (US$245.2 million), respectively.

The Group continually evaluates the mix of course length. As the Group makes these evaluations, the Group may market and sell courses with shorter or longer durations in order to balance among various goals, including satisfying student needs, driving revenue growth, and improving visibility of future earnings, which may affect the Group’s ability to increase net revenues on a continuous basis. For example, if the Group increases the percentage of courses with longer durations in total course offerings, the Group’s net revenues for a given period may reduce as an increasing part of the Group’s revenues may be deferred and recognized across longer periods. Any material change in the mix of course length could have a significant impact on the Group’s results of operations.

Ability to sell and market the Group’s services cost-effectively

The Group depends on the ability to sell and market the Group’s services in a cost-effective manner to maintain and improve the operating margins.

Sales and marketing expenses have historically represented a substantial portion of the Group’s total operating expenses. In 2020, 2021 and 2022, the Group’s sales and marketing expenses were RMB2,123.6 million, RMB1,748.4 million and RMB1,129.5 million (US$163.8 million), respectively. The decrease in the sales and marketing expenses from 2021 to 2022 was mainly due to (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to headcount reduction of sales and marketing personnel. The Group’s sales and marketing expenses are primarily composed of marketing spending and expenses incurred in relation to sales and marketing personnel. The Group’s ability to lower the sales and marketing expenses as a percentage of gross billings depends on the Group’s ability to improve sales and marketing efficiency and leverage the Group’s existing brand value and word-of-mouth referrals in the sales and marketing efforts. In 2020, 2021 and 2022, the percentage of the Group’s sales and marketing expenses divided by the Group’s gross billings was 90.4%, 88.8% and 75.5%, respectively.

The Group has acquired many of the existing students through search engine marketing channels, mobile marketing channels and, to a lesser extent, offline channels. Further, the Group relies on a large sales force to provide counseling-oriented sales services to convert sales leads into enrollments. As such, the cost-effectiveness of the sales and marketing depends heavily on the ability to enhance returns from different marketing channels, as well as to improve the efficiency of the counseling-oriented sales activities. The Group also plans to further strengthen the mobile marketing endeavors, which we believe are particularly critical to attracting prospective students who are not yet aware of solutions available to satisfy their desire to pursue post-secondary and professional education. These initiatives have placed, and will continue to place, significant strains on the ability to sell and market the Group’s course offerings in an efficient and cost-effective manner.

Key Components of Results of Operations

Net revenues

The Group derives substantially all net revenues from tuition that the Group charges students for the course packages that they purchase. In 2020, 2021 and 2022, the Group generated net revenues of RMB2,203.8 million, RMB2,507.8 million and RMB2,323.1 million (US$336.8 million), respectively.

The Group generally bills students for the entire course tuition upfront at the time of sale of the course packages. The tuition the Group collects from a student is initially recorded as deferred revenue and is generally recognized proportionally over a weighted average period of 21 months for the degree-or diploma-oriented post-secondary courses and a weighted average period of seven months for the professional certification preparation, professional skills and interest courses for the year ended December 31, 2022. As of December 31, 2020, 2021 and 2022, the Group had deferred revenue of RMB3,024.4 million, RMB2,348.2 million and RMB1,690.9 million (US$245.2 million), respectively. For a reconciliation of the Group’s gross billings and net revenues, see “—Non-GAAP Financial Measures.”

The following table sets forth a breakdown of the Group’s total net revenues for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Degree-or diploma-oriented post-secondary courses	1,904,477	86.4	1,634,575	65.1	1,084,857	157,289	46.7
STE courses	1,471,745	66.8	1,038,169	41.3	667,921	96,839	28.8
Other degree- or diploma- oriented post-secondary course	432,732	19.6	596,406	23.8	416,936	60,450	17.9
Professional certification preparation, professional skills and interest courses	268,051	12.2	793,881	31.7	1,112,707	161,327	47.9
Others(1)	31,263	1.4	79,361	3.2	125,537	18,202	5.4
Total net revenues	2,203,791	100	2,507,817	100.0	2,323,101	336,818	100.0

Note:

(1) Include commissions received for providing referral services to third-party companies and revenues from sales of goods such as books and learning tools, among others.

Cost of revenues

The Group recorded cost of revenues of RMB387.3 million, RMB376.2 million and RMB348.2 million (US$50.5 million) in 2020, 2021 and 2022, respectively. Salaries and benefits paid to teachers and mentors accounted for a significant portion of cost of revenues. In 2020, 2021 and 2022, salaries and benefits paid to teachers and mentors that the Group recorded as cost of revenues were RMB220.2 million, RMB209.1 million and RMB160.5 million (US$23.3 million), respectively, accounting for 56.9%, 55.6% and 46.1%, respectively, of the cost of revenues for the same periods. The cost of revenues also included service fees paid to educational institutions, cooperation costs, related rental expenses, server management costs, bandwidth costs, payment processing costs, insurance cost, depreciations for property and equipment and amortizations for intangible assets. See “Item 4. Information on the Company—4.B. Business Overview—Business—Tuition and Fees.” The Group expects the cost of revenues to increase in an absolute amount in line with the expansion of business and student base growth.

Operating expenses

The Group’s operating expenses consist of sales and marketing expenses and, to a lesser extent, general and administrative expenses and product development expenses. The following table sets forth the Group’s operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	2,123,618	86.1	1,748,436	86.7	1,129,508	163,763	83.2
General and administrative	275,391	11.2	207,602	10.3	185,667	26,919	13.7
Product development	66,528	2.7	61,325	3.0	42,834	6,210	3.1
Total operating expenses	2,465,537	100.0	2,017,363	100.0	1,358,009	196,892	100.0

Sales and marketing expenses

The following table sets forth a breakdown of the Group’s sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Expenses incurred in relation to sales and marketing personnel	842,432	39.7	833,019	47.6	564,666	81,869	50.0
Marketing spending	1,101,789	51.9	819,563	46.9	511,931	74,223	45.3
Rentals and related expenses	86,579	4.1	38,935	2.2	9,313	1,350	0.8
Others	92,818	4.3	56,919	3.3	43,598	6,321	3.9
Total sales and marketing expenses	2,123,618	100.0	1,748,436	100.0	1,129,508	163,763	100.0

The Group’s expenses incurred in relation to sales and marketing personnel consist of (i) salaries paid to the sales and marketing personnel; (ii) commissions for the sales and marketing personnel; and (iii) business process outsourcing service fees and commissions. The marketing spending includes expenses relating to the search engine marketing channels and mobile marketing channels, and to a lesser extent, offline channels and promotion activities.

The Group has historically incurred, and are expected to continue to incur, significant sales and marketing expenses as the Group invested substantially in the sales, branding and marketing efforts and expanding the sales and marketing team to increase student enrollments and gain market share.

General and administrative expenses

The Group’s general and administrative expenses primarily consist of (i) compensation for the Group’s senior executives and administrative personnel, (ii) rentals of premises occupied by the Group’s senior executives and administrative personnel, and (iii) administrative and other expenses. The Group expects the general and administrative expenses to remain stable in the foreseeable future.

Product development expenses

The Group’s product development expenses primarily consist of (i) compensation for the Group’s course and educational content development professionals and technology development personnel, and (ii) rentals of premises occupied by the Group’s course and educational content development professionals and technology development personnel. The Group expects the product development expenses to remain stable in the foreseeable future.

Results of Operations

The following table sets forth the Group’s consolidated results of operations for the years indicated. This information should be read together with the consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	2,203,791	2,507,817	2,323,101	336,818
Cost of revenues(1)	(387,272)	(376,189)	(348,150)	(50,477)
Gross profit	1,816,519	2,131,628	1,974,951	286,341
Operating expenses
Sales and marketing expenses(1)	(2,123,618)	(1,748,436)	(1,129,508)	(163,763)
Product development expenses(1)	(66,528)	(61,325)	(42,834)	(6,210)
General and administrative expenses(1)	(275,391)	(207,602)	(185,667)	(26,919)
Total operating expenses	(2,465,537)	(2,017,363)	(1,358,009)	(196,892)
(Loss)/income from operations	(649,018)	114,265	616,942	89,449
Interest income	25,809	16,175	16,248	2,356
Interest expense	(11,692)	(10,929)	(10,059)	(1,458)
Other income, net	203,210	39,156	24,527	3,556
Impairment loss on long-term investments	(882)	(5,000)	(500)	(72)
Gain on disposal of subsidiaries	—	43,967	1,390	202
(Loss)/income before income tax expenses and gain/(loss) from equity method investments	(432,573)	197,634	648,548	94,033
Income tax (expenses)/benefits	236	19,618	(11,992)	(1,739)
Gain/(loss) from equity method investments	1,349	(4,886)	6,453	936
Net (loss)/income	(430,988)	212,366	643,009	93,230
Less: Net loss attributable to non-controlling interest	(446)	(6,690)	(950)	(138)
Net (loss)/income attributable to Sunlands Technology Group	(430,542)	219,056	643,959	93,368
Net (loss)/income per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	(63.74)	32.56	94.14	13.65
Weighted average shares used in calculating net loss/income per ordinary share—basic and diluted	6,754,134	6,727,552	6,840,079	6,840,079

Note:

(1) Share-based compensation expenses are included in:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	146	101	33	5
Sales and marketing expenses	14,278	(14)	4,166	604
Product development expenses	—	—	—	—
General and administrative expenses	15,324	681	2,982	432
Total	29,748	768	7,181	1,041

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues

The Group’s net revenues decreased by 7.4% from RMB2,507.8 million in 2021 to RMB2,323.1 million (US$336.8 million) in 2022, primarily due to the decrease in the gross billings. Despite that gross billings decreased to RMB1,496.7 million (US$217.0 million) in 2022 from RMB1,970.0 million in 2021, gross billings from professional certification preparation, professional skills and interest courses increased to RMB1,244.3 million (US$180.4 million) in 2022 from RMB906.4 million in 2021. A significant portion of the gross billings from professional certification preparation, professional skills and interest courses generated in 2022 were recognized as net revenues in the same year, primarily because revenues generated from professional certification preparation, professional skills and interest courses are generally recognized over a shorter period of time than degree- or diploma-oriented post-secondary courses. The weighted average “service period” (i.e., the period over which revenues for the online courses are recognized on a straight line basis) of the professional certification preparation, professional skills and interest courses in 2021 and 2022 was both approximately seven months as compared to 24 months and 21 months of degree- or diploma-oriented post-secondary courses in 2021 and 2022, respectively.

Cost of revenues

The Group’s cost of revenues decreased by 7.5% from RMB376.2 million in 2021 to RMB348.2 million (US$50.5 million) in 2022. The decrease was mainly due to the declined compensation expenses related to headcount deduction of the cost of revenues personnel, including teachers and mentors from RMB209.1 million in 2021 to RMB160.5 million (US$23.3 million) in 2022. The decrease in the cost of revenues was partially offset by an increase in fees to educational institutions for exams and services from RMB40.8 million in 2021 to RMB66.6 million (US$9.7 million) in 2022.

Gross profit

As a result of the foregoing, the Group’s gross profit decreased by 7.4% from RMB2,131.6 million in 2021 to RMB1,975.0 million (US$286.3 million) in 2022, and gross margin remained stable at 85.0% in 2021 and 2022.

Operating expenses

The Group’s operating expenses decreased by 32.7% from RMB2,017.4 million in 2021 to RMB1,358.0 million (US$196.9 million) in 2022.

Sales and marketing expenses

The Group’s sales and marketing expenses decreased by 35.4% from RMB1,748.4 million in 2021 to RMB1,129.5 million (US$163.8 million) in 2022. The decrease was mainly due to (i) lower spending on branding and marketing activities; (ii) declined compensation expenses related to headcount reduction of the sales and marketing personnel; and (iii) declined rental expenses due to the early termination of certain lease contracts. As of December 31, 2022, the Group deployed 1,501 sales and marketing personnel in conducting sales activities.

General and administrative expenses

The Group’s general and administrative expenses decreased by 10.6% from RMB207.6 million in 2021 to RMB185.7 million (US$26.9 million) in 2022, primarily due to the decrease in compensation expenses related to headcount reduction of the general and administrative personnel.

Product development expenses

The Group’s product development expenses decreased by 30.2% from RMB61.3 million in 2021 to RMB42.8 million (US$6.2 million) in 2022. The decrease was primarily due to declined compensation expenses related to headcount reduction of the product development personnel.

Other income

Other income for 2022 was RMB24.5 million (US$3.6 million), compared with RMB39.2 million in 2021. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net income

As a result of the foregoing, the Group’s net income for 2022 was RMB643.0 million (US$93.2 million), compared with RMB212.4 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” beginning on page 89 of our Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 27, 2022 (Securities Act File No. 333-234009).

Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating the Group’s operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. For a more detailed discussion of our tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Business—Our Tuition and Fees.” The Group’s management uses gross billings as a performance measurement because the Group generally bills students for the entire course tuition at the time of sale of course packages and recognize revenue proportionally over a period.

EBITDA is defined as net loss/income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of course packages and the performance of business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their respective most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review the Group’s financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	2,203,791	2,507,817	2,323,101	336,818
Less: other revenues(1)	(31,272)	(79,444)	(125,864)	(18,249)
Add: tax and surcharges	277,831	177,966	66,638	9,662
Add: ending deferred revenue	3,024,443	2,348,179	1,690,946	245,164
Add: deferred revenue in connection with disposal of subsidiaries	—	29,572	259	38
Add: ending refund liability	232,859	243,236	133,066	19,293
Less: beginning deferred revenue	(3,228,770)	(3,024,443)	(2,348,179)	(340,454)
Less: beginning refund liability	(128,478)	(232,859)	(243,236)	(35,266)
Gross billings (non-GAAP)	2,350,404	1,970,024	1,496,731	217,006

Note:

(1) Include commissions received for providing referral services to third-party companies and revenues from sales of goods such as books and learning tools, among others.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(430,988)	212,366	643,009	93,230
Add: Income tax (benefit)/expenses	(236)	(19,618)	11,992	1,739
Depreciation and amortization	40,267	37,916	46,684	6,769
Interest expense	11,692	10,929	10,059	1,458
Less: interest income	(25,809)	(16,175)	(16,248)	(2,356)
EBITDA (non-GAAP)	(405,074)	225,418	695,496	100,840

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income, corporate or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by Hong Kong entities will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. Payments of dividends by our subsidiaries to the Group are not subject to withholding tax in Hong Kong.

PRC

Our subsidiaries and the VIEs and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

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

The Group’s services are subject to VAT at the rate of 6% for general-VAT-payer entities in accordance with tax rule, except that certain subsidiaries were subject to a simple VAT collection method at a rate of 3% before June 2019. Since January 2020, in accordance with Announcement of the Ministry of Finance and the SAT [2020] No.8 and Announcement of the Ministry of Finance and the SAT [2021] No.7, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted until March 31, 2021.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing regulations provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo and Tianjin Alaman, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements the Group has are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our company or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to the Group and our non-PRC shareholders and ADS holders.”

Critical Accounting Policies and Estimate

We prepare financial statements in accordance with U.S. GAAP, which requires the Group to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, the Group’s actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Group’s financial statements. For further information on our critical accounting policies, see Note 2 to the consolidated financial statements.

An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The following descriptions of critical accounting estimates should be read in conjunction with consolidated financial statements and other disclosures included in this annual report. For further information, see Note 2 to consolidated financial statements in this annual report.

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

The transaction price of the integrated online education service package is determined by the contract amount net of any discount. Students are offered a full, unconditional refund within 24 hours upon enrollment. Prior to June 2019, undelivered courses were eligible for refund, excluding registration fees, within 7 days after enrollment. For course contracts entered after June 2019, undelivered courses are eligible for refund during the entire service period, excluding registration fees. Refund liability represents the tuition fee collected by the Group which is expected to refund back to the customers as a result of the Group’s refund policy. Refund liabilities are estimated based on a historical refund ratio on a portfolio basis using the expected value method and current period experience factors, such as the anticipated cash refund that would occur in the normal course of business. Estimation of refund liabilities may require significant judgment and the actual amount of refund may differ from the Group’s estimates.

Revenues for online education services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends.

For certain online courses, the Group provided students the right to apply for refund or cash incentive if certain pre-agreed conditions are achieved. The Group estimated the variable consideration to be earned to the extent it was probable that a significant reversal of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration was resolved and recognized revenue over time from the registration day to the day on which the service period ended on a straight line basis. The estimates of variable consideration and determination of whether to include estimated amounts in the transaction price were based largely on an assessment of the Group’s anticipated performance and all information (historical, current and forecasted) that was reasonably available.

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

The Group financed operations from cash generated from operating activities as well as proceeds from the issuance and sale of our ordinary shares. As of December 31, 2022, the Group had RMB757.4 million (US$109.8 million) in cash, cash equivalents and restricted cash, the majority of which were held by our company, our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries in China. The Group’s cash and cash equivalents consist primarily of bank deposits and are primarily denominated in U.S. dollars and Renminbi. We believe that the Group’s current cash and anticipated cash flow from operations will be sufficient to meet the Group’s anticipated cash needs, including the cash needs for working capital and capital expenditures, for at least the next 12 months. As of December 31, 2022, the Group’s cash and cash equivalents denominated in U.S. dollars and Renminbi amounted to RMB504.3 million (US$73.1 million) and RMB248.6 million (US$36.0 million), respectively. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

The Group incurred net losses of RMB431.0 million for the year ended December 31, 2020, and recorded net profit of RMB212.4 million and RMB643.0 million (US$93.2 million), for the years ended December 31 2021 and 2022, respectively. The Group had negative working capital of RMB779.4 million and RMB509.0 million (US$73.8 million) as of December 31, 2021 and 2022. The major factor for the Group’s negative working capital position as of December 31, 2021 and 2022 was deferred revenue.

We intend to finance the Group’s future working capital requirements and capital expenditures from existing cash balance, cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet the Group’s requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Group’s operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, the Group’s business operations and prospects may suffer.

We did not have any off-balance sheet arrangements as of December 31, 2022.

As a holding company with no material operations of our own, the Group’s operations are primarily conducted through our subsidiaries and the VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through entrusted loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table sets forth a summary of the Group’s cash flows for the years indicated:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(373,251)	9,144	1,329
Net cash generated from investing activities	342,681	96,182	13,947
Net cash used in financing activities	(38,904)	(67,911)	(9,845)
Effect of exchange rate changes	(14,513)	43,266	6,266
Net (decrease)/increase in cash, cash equivalents and restricted cash	(83,987)	80,681	11,697
Cash, cash equivalents and restricted cash at beginning of the year	760,710	676,723	98,116
Cash, cash equivalents and restricted cash at end of the year	676,723	757,404	109,813

For a summary of the Group’s cash flows in 2020, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Cash Flows and Working Capital” beginning on page 94 of our Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 27, 2021 (Securities Act File No. 333-234009).

Operating Activities

Net cash generated from operating activities was RMB9.1 million (US$1.3 million) in 2022. The difference between the Group’s net income of RMB643.0 million (US$93.2 million), after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred revenue of RMB657.0 million (US$95.3 million), (ii) a decrease in accrued expenses and other current liabilities of RMB178.9 million (US$25.9 million), and(iii) a decrease in lease liability of RMB84.5 million (US$12.3 million); partially offset by (i) a decrease in right-of-use asset of RMB87.7 million (US$12.7 million) (ii) a decrease in prepaid expenses and other current assets of RMB77.8 million (US$11.3 million), and (iii) a decrease in deferred costs of RMB76.6 million (US$11.1 million). Deferred revenue consisted primarily of tuition paid upfront by students at the time of purchase of course packages. Deferred costs consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Net cash used in operating activities was RMB373.3 million in 2021. The difference between the Group’s net income of RMB212.4 million, after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred costs of RMB129.9 million, (ii) an increase prepaid expenses and other current assets of RMB24.9 million, (iii) a decrease in right-of-use asset of RMB126.5 million, and (iv) a decrease in accrued expenses and other current liabilities of RMB22.6 million; all offset by (i) a decrease in deferred revenue of RMB646.7 million (US$101.5 million), and (ii) a decrease in lease liability of RMB144.8 million. Deferred revenue consisted primarily of tuition paid upfront by students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Investing Activities

Net cash generated from investing activities was RMB96.2 million (US$13.9 million) in 2022, which was primarily attributable to proceeds from maturity of short-term investments of RMB1,357.9 million (US$196.9 million), partially offset by purchase of short-term investments of RMB1,244.6 million (US$180.5 million).

Net cash generated from investing activities was RMB342.7 million in 2021, which was primarily attributable to proceeds from maturity of short-term investments of RMB2,166.9 million, partially offset by purchase of short-term investments of RMB1,833.7 million.

Financing Activities

Net cash used in financing activities in 2022 was RMB67.9 million (US$9.8 million), which was primarily attributable to repayment of bank debt of RMB38.7 million (US$5.6 million) and settlement of dividend payable for an amount of RMB32.6 million (US$4.7 million).

Net cash used in financing activities in 2021 was RMB38.9 million, which was primarily attributable to repayment of bank debt of RMB34.0 million and cash used for repurchase of Class A ordinary shares of RMB4.9 million.

Material Cash Requirements

The Group’s material cash requirements as of December 31, 2022 and any subsequent interim period primarily include the Group’s operating lease commitments, investment commitments, long-term loans, capital expenditures and working capital requirements.

The Group’s operating lease commitments consist of the commitments under the lease agreements for office premises. The Group leases the office facilities under non-cancelable operating leases with various expiration dates. The majority of the Group’s operating lease commitments are related to our office lease agreements in China.

The Group’s investment commitments represent long-term investments in a private company.

The Group’s long-term loans represent future maximum commitment relating to the principal amount and interests in connection with two loan agreements dated August 29, 2018 and November 21, 2018 in the aggregate principal amount of RMB260.0 million (US$40.8 million) and one loan agreement dated July 5, 2021 with the principal amount of RMB61.5 million (US$9.7 million). The annual interest rate for the loan agreements dated in 2018 was 1.472% prior to April 15, 2021 and 1.25% after April 15, 2021 on top of base rate of one-year interest rate released by the People’s Bank of China. The annual interest rate for the loan agreement dated in 2021 was 1.05% prior to July 1, 2022 and 0.75% after July 1, 2022 on top of base rate of one-year interest rate released by the People’s Bank of China. Under the agreements, the Group is obligated to repay the loans in equal instalment every three months with maturity terms ranging from eight years to ten years. The Group repaid RMB32.5 million, RMB34.0 million and RMB38.7 million (US$5.6 million) for the principals of loans during the years ended December 31, 2020, 2021 and 2022, respectively.

The following table sets forth the Group’s contractual obligations as of December 31, 2022:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments	489,531	32,758	68,114	72,132	316,527
Investment commitments	3,715	3,715	—	—	—
Long-term loans	206,735	46,820	88,013	46,632	25,270

The Group’s capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment and buildings necessary to support the Group’s operations. The Group’s capital expenditures were RMB27.0 million, RMB16.5 million and RMB3.2 million (US$0.5 million), respectively, for the years ended December 31, 2020, 2021 and 2022. We intend to fund our future working capital requirements and capital expenditures from the Group’s existing cash balance, cash generated from operating activities and funds raised from financing activities.

The Group has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. The Group does not have retained or contingent interests in assets transferred. The Group has not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. The Group does not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in the Group’s own equity, or not reflected in the statement of financial position.

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, we and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2020 and 2021, the net amounts of working capital support provided by our PRC subsidiaries to the VIEs were RMB1,475.3 million and RMB12.5 million, respectively. In 2022, the net amount of working capital support provided by the VIEs to our PRC subsidiaries was RMB538.3 million (US$78.1 million). For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Condensed Consolidating Schedule,” and consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, Sunlands Technology Group had made cumulative capital contributions of US$200.0 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2020, 2021 and 2022, the VIEs transferred RMB17.1 million, RMB62.6 million and RMB51.6 million (US$7.5 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2020, 2021 and 2022. There were no other assets transferred between us and the VIEs in 2020, 2021 and 2022.

As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, the Group is able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so and that the VIEs, in case in the form of non-enterprise institution, follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and do not damage the state interests, the interests of the non-enterprise institution or the rights and interests of the teachers and students when conducting such related party transaction.

Our subsidiaries are permitted to pay dividends to their shareholders, and eventually to Sunlands Technology Group, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct business.”

Sunlands Technology Group has previously declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of its ordinary shares and ADSs on June 14, 2022, and is in the process of the distribution of such dividend as of the date of this annual report. Except for that, we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

As of the date of this annual report, no transfers, dividends, or distributions between Sunlands Technology Group, our PRC subsidiaries, and the VIEs, other than those described in this annual report, have been made. As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Sunlands Technology Group, our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations discussed in this section.

To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Sunlands Technology Group, our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Sunlands Technology Group, our subsidiaries, or the VIEs to transfer cash or assets. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct business.”

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

(2) Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as cost of revenues of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

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

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises, or the FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied. In addition, this table has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis. Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income by approximately 5.5% of the pre-tax income. The Group’s management is of the view that the likelihood that this scenario would happen is remote.

Holding Company Structure

Sunlands Technology Group is a holding company with no material operations of its own. The Group’s operations are primarily conducted through our subsidiaries and the VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, the VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIEs. Appropriation to discretionary surplus fund is made at the discretion of the VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profits, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As a Cayman Islands holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and reporting, approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our PRC subsidiaries to the VIEs or direct loans to the VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in the Group’s consolidated financial statements against the VIEs’ share capital.

5.C. Research and Development, Patents and Licenses, etc.

The Group has focused on and will continue to invest in the technology system, which supports all key aspects of the Group’s online platform and is designed to optimize for scalability and flexibility. See “Item 4. Information on the Company—4.B. Business Overview.”

For details of the Group’s material licenses and approvals, see “Item 4. Information on the Company—4.B. Business Overview—Licenses and Approvals.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Ou (also known as Jianhong Yin)	45	Founder, Chairman, Director
Tongbo Liu	36	Chief Executive Officer, Director
Lu Lv	39	Chief Financial Officer, Chief Strategy Officer, Director
Jing Gao	38	Vice President, Director
Yang Wang	48	Director
Zheng Zhao (also known as Ching Chiu)	44	Independent Director
Yifan Li	55	Independent Director

Peng Ou is our Founder and the Chairman of our board of directors. Mr. Peng Ou is the key architect of the Group’s success and has led the Group to the achievement of a number of milestones and transformations, including the transition of business from an offline to an online education model. Mr. Ou received his bachelor’s degree in marketing from Renmin University in 2000.

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

Yifan Li has served as Chief Financial and Investment Advisor at Human Horizons Group Inc. since March 2022, and served as its Chief Financial Officer from April 2021 to March 2022. Previously, he was director and vice president of Geely Group, responsible for strategic investments, new business development and overseeing Geely’s financial holding companies. Prior to joining Geely, Mr. Li held CFO positions in various Chinese companies including Sanpower Group, China Zenix Auto International, Standard Water and Time Share Media, where he led initial public offerings and cross-border M&A transactions. Mr. Li also serves as a director at Xinyuan Real Estate Co., Ltd., Qudian Inc. and 36Kr Holdings Inc. Mr. Li received his MBA from the University of Chicago Booth School of Business, his master’s degree in accounting from the University of Texas at Dallas and his bachelor’s degree in world economics from Fudan University. He is a Certified Public Accountant in the United States and a Chartered Global Management Accountant.

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

6.B. Compensation

Compensation of Directors and Senior Management

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB1.6 million (US$0.2 million) in cash to our executive officers. The payment of compensation to our independent directors for their services rendered for the year ended December 31, 2022 is in a total amount of RMB1.7 million (US$0.2 million), which has been fully paid in cash. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.” We do not set aside any amount to provide pension, retirement or similar benefits.

Share Incentive Plan

2017 Plan

We adopted an employee share incentive plan in October 2017, or the 2017 Plan. The purpose of the 2017 Plan is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance.

As of the date of this annual report, we are authorized to grant options or share purchase rights to purchase up to an aggregate of 58,049 ordinary shares under the 2017 Plan. As of the same date, options to purchase an aggregate number of 31,550 ordinary shares are outstanding, all of which had vested and become exercisable.

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

As of the date of this annual report, there was no outstanding equity awards granted to our directors and executive officers under the 2017 Plan. As of the same date, our other employees as a group held options to purchase 31,550 Class C ordinary shares, with an exercise price of US$84.75 per share.

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

Audit Committee

Our audit committee consists of Mr. Yifan Li and Mr. Zheng Zhao, and is chaired by Mr. Yifan Li. We have determined that each of Mr. Yifan Li and Mr. Zheng Zhao satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Yifan Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the Group’s financial statements. The audit committee is also responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of the shareholders. A vacancy on the board created by the removal of a director may be filled by ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. Mr. Peng Ou shall have the right to appoint or remove any Management Director (as defined under our fourth amended and restated memorandum and articles of association) by delivering a written notice to our company, provided that the Founder shall not be entitled to exercise such right if he or his affiliates do not hold any shares. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or the rules of the New York Stock Exchange from being a director; or (v) is removed from office pursuant to any other provisions of our fourth amended and restated memorandum and articles of association.

6.D. Employees

The Group had 7,347, 4,064 and 2,318 full-time employees as of December 31, 2020, 2021 and 2022, respectively. The decrease in the number of full-time employees was mainly driven by the strategic contraction of the business. As of December 31, 2022, most of the Group’s employees were in Beijing, Guangzhou, Wuhan and Shenzhen.

The following table sets forth the number of the Group’s employees as of December 31, 2022:

Function	Number of Full-Time Employees	Percentages
Academic and administrative faculty(1)	438	18.9%
Sales and marketing staff	1,167	50.3%
Sales operation	334	14.4%
General and administrative	182	7.9%
Technology development	197	8.5%
Total	2,318	100.0%

Note:

(1) Consists of teachers, mentors, course and educational content development professionals, and other administrative faculty members.

The Group enters into employment contracts with full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for full-time employees and commission-based compensation for the sales and marketing force.

Under PRC law, the Group participates in various employee social security plans that are organized by municipal and provincial governments for PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. The Group is required under PRC law to make contributions from time to time to employee benefit plans for PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that the Group maintains a good working relationship with our employees, and the Group has not experienced any material labor disputes in the past. None of the Group’s employees are represented by labor unions.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•
each of our directors and executive officers; and
•
each person known to the Group to beneficially own more than 5% of each class of our ordinary shares.

The calculations in the table below are based on 6,926,440 issued and outstanding ordinary shares as of March 31, 2023, comprising (i) 2,767,989 Class A ordinary shares (excluding 5,200 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans), (ii) 826,389 Class B ordinary shares, and (iii) 3,332,062 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A		Class B		Class C		% of Voting Power
	Number	Percentage	Number	Percentage	Number	Percentage	**
Directors and Executive Officers:†
Peng Ou(1)	111,120	4.0	—	—	2,721,904	81.7	65.3
Tongbo Liu(2)	30,385	1.1	—	—	482,732	14.5	11.6
Lu Lv(3)	31,866	1.1	—	—	127,426	3.8	3.1
Jing Gao(4)	60,383	2.2	—	—	—	—	*
Zheng Zhao	—	—	—	—	—	—	—
Yang Wang	—	—	—	—	—	—	—
Yifan Li	—	—	—	—	—	—	—
All directors and executive officers as a group	233,754	8.4	—	—	3,332,062	100.0	80.1
Principal Shareholders:
ELITE CONCEPT HOLDINGS LIMITED(5)	564,209	20.4	—	—	—	—	1.3
Affiliates of Orchid Asia(6)	352,776	12.7	—	—	—	—	*
PV PLUTO LIMITED(7)	—	—	826,389	100.0	—	—	13.8
Studyvip Online Education Limited(8)	—	—	—	—	2,084,772	62.6	49.8
MARBLE FAITH LIMITED(9)	—	—	—	—	637,132	19.1	15.2
SCuPt Global Limited(10)	—	—	—	—	355,306	10.7	8.5

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

(1) Represents (i) 637,132 Class C ordinary shares held of record by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries; (ii) 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou; and (iii) 111,120 Class A ordinary shares in the form of ADSs held of record by Mr. Peng Ou.

(2) Represents (i) 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu; (ii) 127,426 Class C ordinary shares held of record by The TwinPeak Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 30,385 Class A ordinary shares in the form of ADSs held of record by Mr. Tongbo Liu.

(3) Represents (i) 127,426 Class C ordinary shares held of record by Summer Sea Investment Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Ms. Lu Lv as the settlor and certain family members of Ms. Lu Lv as the beneficiaries; and (ii) 31,866 Class A ordinary shares in the form of ADSs held of record by Ms. Lu Lv.

(4) Represents 60,383 Class A ordinary shares in the form of ADSs held of record by Ms. Jing Gao.

(5) Represents 564,209 Class A ordinary shares directly held of record by ELITE CONCEPT HOLDINGS LIMITED, a Hong Kong company. The business address of ELITE CONCEPT HOLDINGS LIMITED is Flat/RM 4308B 43 AIA Tower, 183 Electric Road North Point, Hong Kong.

(6) Represents (i) 309,326 Class A ordinary shares directly held by Diamond Tower Investments Limited; and (ii) 43,450 Class A ordinary shares in the form of ADSs beneficially owned Ms. Lam Lai Ming. Diamond Tower Investments Limited is part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular. Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly-owned by Ms. Lam Lai Ming. The business address of Diamond Tower Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, the British Virgin Islands.

(7) Represents 826,389 Class B ordinary shares held of record by PV PLUTO LIMITED, a British Virgin Islands company. The sole shareholder of PV PLUTO LIMITED is Primavera Capital Fund II L.P. The business address of PV PLUTO LIMITED is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.

(8) Represents 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by Mr. Peng Ou. The business address of Studyvip Online Education Limited is Start Chambers, Wickham Cay II, P. O. Box 2221, Road Town, Tortola, the British Virgin Islands.

(9) Represents 637,132 Class C ordinary shares held of record by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries. The business address of MARBLE FAITH LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, the British Virgin Islands.

(10) Represents 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by Mr. Tongbo Liu. The business address of SCuPt Global Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, the British Virgin Islands.

To our knowledge, as of March 31, 2023, 1,789,676 of our Class A ordinary shares were held by one record holder in the United States, which was the Bank of New York Mellon, the depositary of our ADR program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Contractual Arrangements with Consolidated VIEs

See “Item 3. Key Information—Contractual Arrangements with Consolidated VIEs and Their Shareholders” and “Item 3. Key Information—Transfer of Funds and Other Assets.”

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

Legal Proceedings

From time to time, the Group may become a party to various legal or administrative proceedings arising in the ordinary course of the Group’s business. The Group is currently not a party to, and the Group is not aware of any threat of, any legal or administrative proceedings that, in the opinion of the management, are likely to have any material and adverse effect on the Group’s business, financial condition, cash flow or results of operations.

In June 2019, we, and certain of our current and former directors and officers and our underwriters in our initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York. An amended complaint in this class action was filed in November 2019. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our March 2018 initial public offering contains materially false and misleading statements and omissions in violation of the U.S. federal securities laws. We filed a motion to dismiss the action in March 2020, which was denied by an order dated March 31, 2021. In July 2021, we filed a motion for judgment on the pleadings, which was denied on September 21, 2022. For risks and uncertainties relating to pending cases against us, see

“Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may be subject to litigations, allegations, complaints and investigations from time to time arising out of business operations. We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit, which could have a material adverse impact on the Group’s business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

We currently do not have any dividend policy. On June 14, 2022, our board of directors declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of our ordinary shares and ADSs, and is in the process of the distribution of such dividend as of the date of this annual report. Except for that, we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

The ADSs representing our Class A ordinary shares have been listed on the New York Stock Exchange since March 23, 2018 under the symbol “STG.” Effective from August 31, 2021, the ratio of ADSs representing the Class A ordinary shares changed from every 25 ADSs representing one Class A ordinary share to every two ADSs representing one Class A ordinary share.

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

10.B. Memorandum and Articles of Association

Under the third clause of our fourth amended and restated memorandum and articles of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2016 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands which we refer to as the “Companies Act” below insofar as they relate to the material terms of our ordinary shares.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, any special resolutions passed by our shareholders, and a list of our current directors). However, we will provide our shareholders with annual audited financial statements. See “—10.H. Document on Display.”

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
may issue shares with no par value;
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•
may register as a limited duration company; and
•
may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report on Form 20-F.

10.D. Exchange Controls

See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

10.E. Taxation

The following discussion of the Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC legal counsel.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or ordinary shares. This discussion applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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
•
persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•
persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

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

Dividends will be included in a U.S. Holder’s income generally on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s, receipt. The amount of any dividend income paid in currency other than U.S. dollars will be the U.S. dollars amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty's resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2022 taxable year and we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

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

If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. However, regardless of whether a U.S. Holder makes the mark-to-market election, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

We do not intend to provide the information that would otherwise enable U.S. Holders to make a “qualified electing fund election,” which would have resulted in alternate treatment if we were a PFIC for any taxable year.

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

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage the Group’s interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest income may be lower than expected due to changes in market interest rates.

The Group may also be subject to interest rate risk in relation to the installment payment option that the Group offers to students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from 3 to 18 months, while the Group is generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. The Group may be subject to risks associated with an increase in interest rates to the extent that the Group continues to agree to make the interest payments under such loans. In 2020, 2021 and 2022, the Group’s student loan coverage ratio was 54.9%, 24.8% and 5.1%, respectively. For the same periods, the Group made interest payments of RMB83.3 million, RMB36.9 million and RMB6.0 million (US$0.9 million), respectively, to the credit providers.

Foreign Exchange Risk

Substantially all of the Group’s revenues are denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of Renminbi against U.S. dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to U.S. dollars, and Renminbi appreciated more than 20% against U.S. dollars over the following three years. Since June 2010, Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

To date, the Group has not entered into any hedging transactions in an effort to reduce the exposure to foreign currency exchange risk.

Inflation Risk

Since the Group’s inception, inflation in China has not materially impacted the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although the Group has not in the past been materially affected by inflation since the Group’s inception, the Group can provide no assurance that the Group will not be affected in the future by higher rates of inflation in China.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2022, we did not receive any net reimbursement from the Bank of New York Mellon for the expenses incurred in connection with our ADS program.

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

As of December 31, 2022, we had used a portion of the net proceeds received from our initial public offering and the concurrent private placement, which consisted of US$15.1 million for repurchase program, US$200.0 million for capital injection to Wuhan Zhibo, one of our wholly owned subsidiaries in China and US$4.7 million for special cash dividend.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, the Group’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of the Group’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of the Group’s internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

We qualified as an “emerging growth company” pursuant to the JOBS Act as of December 31, 2022. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in the Group’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Services	(in thousands)
Audit Fees(1)	7,258	7,218	7,758	1,146
Tax Fees(2)	102	212	129	19
Total	7,360	7,430	7,887	1,165

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

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 6, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. As of March 31, 2023, we had repurchased a total of 355,515 ADSs under this share repurchase program. The following table sets forth information about our purchases of outstanding ADSs from April 1, 2022 to March 31, 2023. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 6, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
April 1, 2022 to April 30, 2022	—	—	163,504	14,168,798
May 1, 2022 to May 31, 2022	—	—	163,504	14,168,798
June 1,2022 to June 30,2022	35,728	5.1774	199,232	13,983,819
July 1,2022 to July 31,2022	27,734	5.5293	226,966	13,830,468
August 1,2022 to August 31,2022	37,988	4.9721	264,954	13,641,588
September 1,2022 to September 30,2022	37,420	4.3028	302,374	13,480,577
October 1,2022 to October 31,2022	10,428	4.2118	312,802	13,436,657
November 1,2022 to November 30,2022	36,703	3.9975	349,505	13,289,935
December 1,2022 to December 31,2022	6,010	4.4641	355,515	13,263,106
January 1, 2023 to January 31, 2023	—	—	355,515	13,263,106
February 1, 2023 to February 28, 2023	—	—	355,515	13,263,106
March 1, 2023 to March 31, 2023	—	—	355,515	13,263,106
Total	192,011	4.7169	355,515	13,263,106

Notes:

(1) Each two ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2) We announced a share repurchase program approved by our board of directors in December 2021, under which we may repurchase up to US$15.0 million worth of Class A ordinary shares in the form of ADSs over the next 24 months. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

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

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended December 31, 2021.

As of the date of this annual report and to our best knowledge:

(i).
none of our shares or the shares of the material operating entities are owned by governmental entities in the jurisdiction in which we or such material operating entities are incorporated or otherwise organized;
(ii).
none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of the material operating entities;
(iii).
none of the members of our board of directors or the board of directors of the material operating entities is an official of the Chinese Communist Party; and
(iv).
our or the material operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party.

ITEM 16.J Insider Trading Policies

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sunlands Technology Group are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1*	The Fourth Amended and Restated Memorandum and Articles of Association, as currently in effect

2.1(1)	Form of Registrant’s Specimen American Depositary Receipt

2.2(1)	Form of Registrant’s Specimen Certificate for Class A Ordinary Shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares

2.4(3)	Description of Registrant’s Securities

4.1(1)	The 2017 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant

4.3(1)	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

4.4*	English translation of Exclusive Technical Consultation and Service Agreement between Wuhan Zhibo and Beijing Sunlands dated March 9, 2023

4.5*	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.6*	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.7*	English translation of Option Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.8*	English translation of Power of Attorney granted by the shareholders of Beijing Sunlands dated March 9, 2023

4.9(2)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Tianjin Shangde and Tianjin Shangde Subsidiaries dated December 28, 2020

4.10(2)	English translation of Business Operation Agreement among Wuhan Zhibo, Tianjin Shangde , Tianjin Shangde Subsidiaries and the shareholders of Tianjin Shangde dated December 28, 2020

4.11(2)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Tianjin Shangde and the shareholders of Tianjin Shangde dated December 28, 2020

4.12(2)	English translation of Option Agreement among Wuhan Zhibo, Tianjin Shangde and the shareholders of Tianjin Shangde dated December 28, 2020

4.13(2)	English translation of Power of Attorney granted by the shareholders of Tianjin Shangde dated December 28, 2020

4.14(2)	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated December 28, 2020

4.15(4)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Wuhan Jiayan and Wuhan Jiayan subsidiaries dated April 23, 2021

4.16(4)	English translation of Business Operation Agreement among Wuhan Zhibo, Wuhan Jiayan, Wuhan Jiayan Subsidiaries and the shareholders of Wuhan Jiayan dated April 23, 2021

4.17(4)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Wuhan Jiayan and the shareholders of Wuhan Jiayan dated April 23, 2021

4.18(4)	English translation of Option Agreement among Wuhan Zhibo, Wuhan Jiayan and the shareholders of Wuhan Jiayan dated April 23, 2021

4.19(4)	English translation of Power of Attorney granted by the shareholders of Wuhan Jiayan dated April 23, 2021

4.20(4)	English translation of Spousal Consents dated April 23, 2021

4.21(4)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhongtudao, Wuhan Xiaoyan and Wuhan Xiaoyan Subsidiaris dated June 7, 2021

4.22(4)	English translation of Business Operation Agreement among Wuhan Zhongtudao, Wuhan Xiaoyan, Wuhan Xiaoyan Subsidiaries and the shareholders of Wuhan Xiaoyan dated June 7, 2021

4.23(4)	English translation of Equity Interest Pledge Agreement among Wuhan Zhongtudao, Wuhan Xiaoyan and the shareholders of Wuhan Xiaoyan dated June 7, 2021

4.24(4)	English translation of Option Agreement among Wuhan Zhongtudao, Wuhan Xiaoyan and the shareholders of Wuhan Xiaoyan dated June 7, 2021

4.25(4)	English translation of Power of Attorney granted by the shareholders of Wuhan Xiaoyan dated June 7, 2021

4.26(4)	English translation of Spousal Consents dated June 7, 2021

4.27(4)	English translation of Exclusive Technical Consultation and Service Agreement among Wuhan Zhibo, Beijing Lingding and Beijing Lingding subsidiaries dated November 2, 2021

4.28(4)	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Lingding, Beijing Lingding Subsidiaries and the shareholders of Beijing Lingding dated November 2, 2021

4.29(4)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Lingding and the shareholders of Beijing Lingding dated November 2, 2021

4.30(4)	English translation of Option Agreement among Wuhan Zhibo, Beijing Lingding and the shareholders of Beijing Lingding dated November 2, 2021

4.31(4)	English translation of Power of Attorney granted by the shareholders of Beijing Lingding dated November 2, 2021

4.32(4)	English translation of Spousal Consents dated November 2, 2021

8.1*	List of significant subsidiaries and VIEs of the Registrant

11.1(1)	Code of Business Conduct and Ethics of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

Notes:

(1) Previously filed with the Registration Statement on Form F-1 (File No. 333-223190), as amended, initially filed on February 23, 2018 and incorporated herein by reference.

(2) Previously filed on Form 6-K, dated January 7, 2021 and incorporated herein by reference.

(3) Previously filed on Form 20-F, dated April 24, 2020 and incorporated herein by reference.

(4) Previously filed on Form 20-F, dated April 27, 2022 and incorporated herein by reference.

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunlands Technology Group

By:	/s/ Lu Lv
	Name:	Lu Lv
	Title:	Chief Financial Officer

Date: April 25, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Technology Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Technology Group and its subsidiaries (the "Company") as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive (loss)/income, changes in shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Shanghai, the People's Republic of China

April 25, 2023

We have served as the Company's auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	626,715	753,642	109,268
Restricted cash	50,008	3,762	545
Short-term investments	184,159	70,542	10,228
Prepaid expenses and other current assets	176,349	98,272	14,248
Deferred costs, current	89,353	42,886	6,218
Total current assets	1,126,584	969,104	140,507
Non-current assets
Property and equipment, net	857,648	813,783	117,987
Intangible assets, net	2,761	1,509	219
Right-of-use assets	362,335	274,643	39,819
Deferred costs, non-current	109,020	78,839	11,431
Long-term investments	54,844	73,513	10,658
Deferred tax assets	39,265	26,799	3,885
Other non-current assets	40,163	37,880	5,492
Total non-current assets	1,466,036	1,306,966	189,491
TOTAL ASSETS	2,592,620	2,276,070	329,998
LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB197,467 and RMB191,172 as of December 31, 2021 and 2022, respectively)	586,043	436,339	63,263
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB295,958 and RMB374,208 as of December 31, 2021 and 2022, respectively)	1,266,948	986,086	142,969
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB8,366 and RMB17,065 as of December 31, 2021 and 2022, respectively)	14,310	17,065	2,474
Long-term debt, current portion	38,654	38,654	5,604
Total current liabilities	1,905,955	1,478,144	214,310
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB257,071 and RMB251,080 as of December 31, 2021 and 2022, respectively)	1,081,231	704,860	102,195
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB318,598 and RMB316,844 as of December 31, 2021 and 2022, respectively)	404,133	316,844	45,938
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB2,312 and RMB1,122 as of December 31, 2021 and 2022, respectively)	21,782	5,984	868
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB963 and RMB1,063 as of December 31, 2021 and 2022, respectively)	11,698	6,770	982
Long-term debt, non-current portion	181,973	143,319	20,779
Total non-current liabilities	1,700,817	1,177,777	170,762
TOTAL LIABILITIES	3,606,772	2,655,921	385,072

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,085,939 and 2,982,516 shares issued as of December 31, 2021 and 2022, respectively; 1,839,553 and 2,618,698 shares outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,002,930 and 3,481,353 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,364,313	2,309,740	334,881
Accumulated other comprehensive income	82,532	127,885	18,541
Accumulated deficit	(3,456,073)	(2,812,114)	(407,718)
Total Sunlands Technology Group shareholders’ deficit	(1,009,226)	(374,487)	(54,296)
Non-controlling interest	(4,926)	(5,364)	(778)
TOTAL SHAREHOLDERS’ DEFICIT	(1,014,152)	(379,851)	(55,074)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,592,620	2,276,070	329,998

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	2,203,791	2,507,817	2,323,101	336,818
Cost of revenues (including share-based compensation expenses of RMB146, RMB101 and RMB33 for the years ended December 31, 2020, 2021 and 2022, respectively)	(387,272)	(376,189)	(348,150)	(50,477)
Gross profit	1,816,519	2,131,628	1,974,951	286,341
Operating expenses
Sales and marketing expenses (including share-based compensation expenses of RMB14,278, RMB-14 and RMB4,166 for the years ended December 31, 2020, 2021 and 2022, respectively)	(2,123,618)	(1,748,436)	(1,129,508)	(163,763)
Product development expenses	(66,528)	(61,325)	(42,834)	(6,210)
General and administrative expenses (including share-based compensation expenses of RMB15,324, RMB681 and RMB2,982 for the years ended December 31, 2020, 2021 and 2022, respectively)	(275,391)	(207,602)	(185,667)	(26,919)
Total operating expenses	(2,465,537)	(2,017,363)	(1,358,009)	(196,892)
(Loss)/income from operations	(649,018)	114,265	616,942	89,449
Interest income	25,809	16,175	16,248	2,356
Interest expense	(11,692)	(10,929)	(10,059)	(1,458)
Other income, net	203,210	39,156	24,527	3,556
Impairment loss on long-term investments	(882)	(5,000)	(500)	(72)
Gain on disposal of subsidiaries	—	43,967	1,390	202
(Loss)/income before income tax benefit/(expenses) and gain/(loss) from equity method investments	(432,573)	197,634	648,548	94,033
Income tax benefit/(expenses)	236	19,618	(11,992)	(1,739)
Gain/(loss) from equity method investments	1,349	(4,886)	6,453	936
Net (loss)/income	(430,988)	212,366	643,009	93,230
Less: Net loss attributable to non-controlling interest	(446)	(6,690)	(950)	(138)
Net (loss)/income attributable to Sunlands Technology Group	(430,542)	219,056	643,959	93,368
Net (loss)/income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	(63.74)	32.56	94.14	13.65
Weighted average shares used in calculating net (loss)/income per ordinary share(1):
Basic and diluted	6,754,134	6,727,552	6,840,079	6,840,079

(1)
Effective August 31, 2021, the ratio of American Depositary Shares (“ADSs”) to Class A ordinary shares changed from each 25 ADSs representing one Class A ordinary share to each 2 ADSs representing one Class A ordinary share.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Net (loss)/income	(430,988)	212,366	643,009	93,230
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(45,945)	(13,958)	45,353	6,576
Total comprehensive (loss)/income	(476,933)	198,408	688,362	99,806
Less: comprehensive loss attributable to non-controlling interest	(446)	(6,690)	(950)	(138)
Comprehensive (loss)/income attributable to Sunlands Technology Group	(476,487)	205,098	689,312	99,944

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Accumulated	Total Sunlands Technology Group shareholders’	Noncontrolling	Total shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	income/(loss)	deficit	deficit	interest	deficit
		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January1, 2020	1,728,006	1	826,389	—	4,258,686	1	2,363,999	96,977	—	142,435	(3,244,587)	(738,151)	(212)	(738,363)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	(430,542)	(430,542)	(446)	(430,988)
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	148,438	—	—	—	(148,438)	—	—	—	—	—	—	—	—	—
Share repurchase	(163,884)	—	—	—	—	—	(26,579)	163,884	—	—	—	(26,579)	—	(26,579)
Share-based compensation (Note 16)	80,000	—	—	—	—	—	29,748	(80,000)	—	—	—	29,748	—	29,748
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(45,945)	—	(45,945)	—	(45,945)
Balance as of December 31, 2020 in RMB	1,792,560	1	826,389	—	4,110,248	1	2,367,168	180,861	—	96,490	(3,675,129)	(1,211,469)	(658)	(1,212,127)
Net income/(loss) for the year	—	—	—	—	—	—	—	—	—	—	219,056	219,056	(6,690)	212,366
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	107,318	—	—	—	(107,318)	—	—	—	—	—	—	—	—	—
Share repurchase	(60,325)	—	—	—	—	—	(3,623)	60,325	—	—	—	(3,623)	—	(3,623)
Share-based compensation (Note 16)	—	—	—	—	—	—	768	—	—	—	—	768	—	768
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(13,958)	—	(13,958)	—	(13,958)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	2,422	2,422
Balance as of December 31, 2021 in RMB	1,839,553	1	826,389	—	4,002,930	1	2,364,313	241,186	—	82,532	(3,456,073)	(1,009,226)	(4,926)	(1,014,152)
Net income/(loss) for the year	—	—	—	—	—	—	—	—	—	—	643,959	643,959	(950)	643,009
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	521,577	—	—	—	(521,577)	—	—	—	—	—	—	—	—	—
Share repurchase	(117,432)	—	—	—	—	—	(7,985)	117,432	—	—	—	(7,985)	—	(7,985)
Share-based compensation (Note 16)	—	—	—	—	—	—	7,181	—	—	—	—	7,181	—	7,181
Exercise of share options	375,000	—	—	—	—	—	10,047	—	—	—	—	10,047	—	10,047
Dividend declared (1)	—	—	—	—	—	—	(63,816)	—	—	—	—	(63,816)	—	(63,816)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	45,353	—	45,353	—	45,353
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	512	512
Balance as of December 31, 2022 in RMB	2,618,698	1	826,389	—	3,481,353	1	2,309,740	358,618	—	127,885	(2,812,114)	(374,487)	(5,364)	(379,851)
Balance as of December 31, 2022 in USD (Note 2)	2,618,698	—	826,389	—	3,481,353	—	334,881	358,618	—	18,541	(407,718)	(54,296)	(778)	(55,074)

(1)
In June 2022, the Company's board of directors declared a special cash dividend at the amount of US$1.36 per ordinary share, or US$0.68 per ADS to holders of the ordinary shares and ADSs as of June 30, 2022. The aggregate amount of such cash dividends was RMB63,816, among which RMB32,562 was paid by December 31, 2022.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(430,988)	212,366	643,009	93,230
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Share-based compensation	29,748	768	7,181	1,041
Depreciation and amortization	40,267	37,916	46,684	6,769
Loss on disposal of property, equipment and land use right	7,622	5,431	1,662	241
(Gain)/loss from equity method investments	(1,349)	4,886	(6,453)	(936)
Loss from fair value change of long-term investments	—	—	391	57
Impairment loss on long-term investments	882	5,000	500	72
Gain from disposal of subsidiaries	—	(43,967)	(1,390)	(202)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	63,692	(24,915)	77,751	11,273
Deferred costs	120,683	129,879	76,648	11,113
Right-of-use asset	110,114	126,542	87,692	12,714
Deferred tax assets	72,498	(26,249)	12,466	1,807
Other non-current assets	88	2,555	4,180	606
Accrued expenses and other current liabilities	172,210	(22,570)	(178,944)	(25,944)
Deferred revenue	(204,327)	(646,692)	(656,974)	(95,252)
Lease liabilities	(93,242)	(144,797)	(84,534)	(12,256)
Deferred tax liabilities	(72,734)	6,562	(15,798)	(2,290)
Other non-current liabilities	(3,805)	4,034	(4,927)	(714)
Net cash (used in)/generated from operating activities	(188,641)	(373,251)	9,144	1,329
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for long-term investments	(25,400)	(638)	(13,107)	(1,900)
Cash received from investee due to capital reduction	1,800	—	—	—
Purchase of short-term investments	(2,195,567)	(1,833,650)	(1,244,636)	(180,455)
Proceeds from maturity of short-term investments	1,895,897	2,166,910	1,357,856	196,871
Proceeds from disposal of land use right	—	13,796	—	—
Acquisition of property and equipment	(12,429)	(13,682)	(3,243)	(470)
Acquisition of intangible assets	(880)	(2,854)	—	—
Acquisition of land use right	(13,655)	—	—	—
Proceeds from disposal of property and equipment	25	—	75	11
Proceeds from disposal of subsidiaries, net of cash	—	15,202	(886)	(128)
Loan to employees	—	(2,504)	—	—
Repayment of loan to employees	903	101	123	18
Net cash (used in)/generated from investing activities	(349,306)	342,681	96,182	13,947
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from a bank loan	—	61,540	—	—
Payment for cash dividend	—	—	(32,562)	(4,721)
Share repurchase	(26,579)	(4,866)	(6,742)	(977)
Repayment made to acquire buildings	—	(61,540)	—	—
Proceeds from exercise of share options	—	—	10,047	1,457
Repayment of bank loans	(32,500)	(34,038)	(38,654)	(5,604)
Net cash used in financing activities	(59,079)	(38,904)	(67,911)	(9,845)
Effect of exchange rate changes	(44,490)	(14,513)	43,266	6,266
Net (decrease)/increase in cash, cash equivalents and restricted cash	(641,516)	(83,987)	80,681	11,697
Cash, cash equivalents and restricted cash at beginning of the year	1,402,226	760,710	676,723	98,116
Cash, cash equivalents and restricted cash at end of the year	760,710	676,723	757,404	109,813
Supplemental schedule of non-cash investing activities:
Payables for leasehold improvement and intangible assets	7,142	6,089	4,436	643
Payables to acquire buildings	61,540	—	—	—
Supplemental disclosure of cash flow information:
Interest paid	11,782	10,264	10,193	1,478
Income tax paid	18	—	13,615	1,974

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As of December 31, 2022, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands Online Education HK Limited ("Sunlands HK")	October 6, 2015	HongKong	100%	Investment holding
Wuhan Studyvip Online Education Co., Limited ("Wuhan Zhibo")	August 2, 2017	PRC	100%	Provision of technical consultation and services
Wuhan Zhidao Online Education Technology Co., Ltd. ("Wuhan Shangde")(2)	June 25, 2019	PRC	100%	Provision of education services

Variable interest entities ("VIEs"):
Beijing Yuanchilaxiang Education Technology Co., Ltd. ("Beijing Sunlands")(3)	September 27, 2013	PRC	N/A*	Investment holding and provision of education services
Tianjin Shangde Online Education Technology Co., Ltd. ("Tianjin Shangde")	March 21, 2018	PRC	N/A*	Provision of education services
Wuhan Jiayan Online Education Technology Co., Ltd. ("Wuhan Jiayan")	August 5, 2020	PRC	N/A*	Provision of education services
Beijing Lingding Management Consulting Co., Ltd. ("Beijing Lingding")	November 2, 2021	PRC	N/A*	Investment holding

VIEs’ subsidiaries:
Guangzhou Shangzhiside Education Technology Co., Ltd. ("Shangzhiside")	September 28, 2017	PRC	N/A*	Provision of education services
Beijing Feibian Education Technology Co., Ltd. ("Beijing Feibian")	August 6, 2020	PRC	N/A*	Provision of education services and sales of goods
Wuhan Fangtang Technology Co., Ltd. ("Wuhan Fangtang")	September 28, 2020	PRC	N/A*	Provision of education services

* These entities are consolidated by the Company pursuant to the contractual agreements disclosed below.

(1)
The English names are for identification purpose only.
(2)
Wuhan Zhidao Online Education Technology Co., Ltd. was formerly known as Wuhan Shangde Online Education Technology Co., Ltd.. The entity's name was changed in 2022.
(3)
Beijing Yuanchilaxiang Education Technology Co., Ltd. was formerly known as Beijing Shangde Online Education Technology Co., Ltd.. The entity's name was changed in 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, valuation allowance for deferred tax assets and revenue recognition. Actual results could materially differ from those estimates.

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

As of December 31, 2022, the Group’s VIEs that are material to the Group’s business and operations are Beijing Sunlands, Tianjin Shangde, Wuhan Jiayan and Beijing Lingding.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

Powers of Attorney

Pursuant to the powers of attorney executed by the shareholders of VIEs, the shareholders of VIEs each irrevocably authorized WFOEs to act on their respective behalf as exclusive agent and attorney with respect to all rights of shareholders concerning all equity interests held by each of them in VIEs, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on behalf of, exercise all the shareholder’s rights according to laws and regulations and VIEs’ articles of association (including but not limited to voting rights and the sale, transfer, pledge, or dispose of all equity interests held in part or in whole), and designate and appoint on their respective behalf the president, directors, supervisors, Chief Executive Officer, Chief Financial Officer and other senior management members of VIEs.

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

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs and their subsidiaries in the consolidated financial statements as the Group may lose the ability to direct the activities that most significantly affect the economic performance of the VIEs and the Group may lose the ability to receive economic benefits from VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

The following financial information of the VIEs and their subsidiaries as of December 31, 2021 and 2022 and for each of the three years in the period ended December 31, 2022 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the Company, its subsidiaries, the VIEs and VIEs' subsidiaries:

	As of December 31,
	2021	2022
	RMB	RMB
Cash, cash equivalents and restricted cash	64,896	152,215
Short-term investments	59,105	68,440
Prepaid expenses and other current assets	54,235	47,948
Total current assets	208,932	284,328
Property and equipment, net	229,855	220,249
Right-of-use assets	291,492	274,643
Total non-current assets	660,990	617,828
Total assets	869,922	902,156
Accrued expenses and other current liabilities	197,467	191,172
Deferred revenue, current	295,958	374,208
Lease liabilities, current	8,366	17,065
Total current liabilities	501,791	582,445
Deferred revenue, non-current	257,071	251,080
Lease liabilities, non-current	318,598	316,844
Total liabilities	1,080,735	1,152,554

As of December 31, 2021 and 2022, the VIEs and VIEs' subsidiaries accounted for an aggregate of 33.6% and 39.6% of the Group's consolidated total assets, respectively, and 30.0% and 43.4% of the Group's consolidated total liabilities, respectively.

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	1,042,693	537,273	1,076,379
Net (loss)/income	(446,621)	(183,346)	376,082
Net cash (used in)/generated from operating activities	(1,663,110)	(514,536)	502,168
Net cash (used in)/generated from investing activities	(214,045)	177,164	(11,166)
Net cash generated from financing activities	—	—	—

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

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss/income in the consolidated statements of changes in shareholders’ deficit and the consolidated statements of comprehensive (loss)/income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U S dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from Renminbi into U S dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and term deposits, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is separately reported. The Group’s restricted cash mainly represents security deposits held in a designated bank account in connection with the loan agreement disclosed in Note 12 and security deposits for an investment account.

Short-term investments

Short-term investments include the investment products with variable interest rates, which are unsecured principal and no restriction on withdrawal, the Group elects the fair value option to record them at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are recorded in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

Equity method investments

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

Equity securities with readily determinable fair values

Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2020, 2021 and 2022.

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

The Group’s revenue is reported net of discount, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

For online education services, the Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group's integrated online education services package is accounted for as a single performance obligation. The weighted average service period for degree- or diploma-oriented post-secondary courses and professional certification preparation, professional skills and interest courses was 21 months and 7 months, respectively, for the year ended December 31, 2022.

The transaction price of the integrated online education service package is determined by the contract amount net of any discount. Students are offered a full, unconditional refund within 24 hours upon enrollment. Prior to June 2019, undelivered courses was eligible for refund, excluding registration fees, within 7 days after enrollment. For course contracts entered after June 2019, undelivered courses is eligible for refund during the entire service period, excluding registration fees. Refund liability represents the tuition fee collected by the Group which is expected to refund back to the customers as a result of the Group’s refund policy. Refund liabilities are estimated based on a historical refund ratio on a portfolio basis using the expected value method and current period experience factors, such as the anticipated cash refund that would occur in the normal course of business.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Value added taxes (“VAT”)

The Group's services are subject to VAT at the rate of 6% for general-VAT-payer entities in accordance with tax rule, except that certain subsidiaries were subject to a simple VAT collection method at a rate of 3%.

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

Cost of revenues

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Advertising expenditure

Advertising expenditure, mainly including search engine marketing and mobile marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB1,090,933, RMB792,926 and RMB484,442 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Government subsidies received and recorded as other income amounted to RMB37,727, RMB30,501 and RMB3,697 for the years ended December 31, 2020, 2021 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Company was loss making for the year ended December 31, 2020, and was profit making for the years ended December 31, 2021 and 2022. The effect of potential issuances of shares for the share options was anti-dilutive, and therefore basic and diluted income per share were the same for the years ended December 31, 2021 and 2022.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB123,360 and RMB248,617, which were denominated in RMB at December 31, 2021 and 2022, representing 19.7% and 33.0% of the cash and cash equivalents at December 31, 2021 and 2022, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and receivables from third party payment agencies. The Group places its cash and cash equivalents, restricted cash and short-term investments in financial institutions with high credit ratings.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements adopted

In November 2021, the FASB issued ASU 2021-10, Disclosures by Business Entities about Government Assistance, which requires business entities to provide certain disclosures when they (1) have received government assistance and (2) use a grant or contribution accounting model by analogy to other accounting guidance (e.g., a grant model under IAS 20 or ASC 958-605). The ASU creates ASC 832 (on government assistance). Under ASC 832-10-50-3 and 50-4, a business entity that has received government assistance must provide the certain disclosures for annual periods about transactions that are within the scope of ASC 832. The guidance in ASU 2021-10 is effective for all entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Group adopted this new standard beginning January 1, 2022 with no material impact on its consolidated financial statements.

3.
SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Variable rate financial instruments	184,159	70,542
Total	184,159	70,542

Variable rate instruments represent financial products with variable interest rates and unsecured principal but no restriction on withdrawal. The Group elects the fair value option to record them at fair value in accordance with ASC 825 Financial Instruments. No impairment loss was recognized for short-term investments for the three years ended December 31, 2020, 2021 and 2022.

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Prepaid expenses (1)	38,524	25,153
Receivables from third-party payment agencies	42,282	16,271
Inventory	8,875	14,153
Prepaid and input VAT	23,487	11,652
Deposits (2)	10,775	11,043
Interest receivables	2,930	6,861
Prepaid marketing expenses	34,980	4,829
Other receivables	10,525	3,678
Staff advances	416	1,569
Others	3,555	3,063
Total	176,349	98,272

(1)
Represented the prepaid expenses for telecommunications, network, property management fee and software usage fee.
(2)
Represented rental deposits and deposits for search engine marketing activities which all being refundable within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The movements of deferred costs for the years ended December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Beginning balances (current and non-current)	328,386	198,373
Additions	55,831	19,940
Amortizations	(185,710)	(96,454)
Accumulated impairments	(134)	(134)
Ending balances (current and non-current)	198,373	121,725
Deferred costs, current	89,353	42,886
Deferred costs, non-current	109,020	78,839

6.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Buildings (1)	865,447	865,447
Leasehold and buildings improvement	95,953	69,706
Electronic and office equipment	37,497	38,473
Total cost	998,897	973,626
Less: Accumulated depreciation	(141,249)	(159,843)
Property and equipment, net	857,648	813,783

(1)
In 2017, the Group purchased two buildings in Wuhan (Building A and B) and one building in Guangzhou (Building C) with a total consideration of RMB480,271. In 2018, the Group purchased one building in Wuhan (Building D) with a total consideration of RMB404,725 (including input VAT). In March 2021, Building D was completed for intended use and the cost of RMB385,176 necessarily incurred for its intended use was recorded to property and equipment in 2021.

To purchase these four buildings, the Group obtained mortgage loans with the total amount of RMB321,540 from PRC banks in 2018 and 2021 (Note 12).

Depreciation expenses were RMB39,574, RMB36,361 and RMB45,371 for the years ended December 31, 2020, 2021 and 2022, respectively.

7.
INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Computer software	7,033	7,094
License	780	780
Less: Accumulated amortization	(5,052)	(6,365)
Intangible assets, net	2,761	1,509

Amortization expenses were RMB602, RMB1,304 and RMB1,313 for the years ended December 31, 2020, 2021 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.
INTANGIBLE ASSETS, NET - continued

The intangible assets amortization expenses for each of the following years are as follows:

Amortization
RMB
2023	1,176
2024	333
Total	1,509

8.
LONG-TERM INVESTMENTS

	As of December 31,
	2021	2022
	RMB	RMB
Equity method investments	54,844	60,891
Equity securities with readily determinable fair values	—	12,622
Total	54,844	73,513

The Group made investments in three limited partnerships and four private companies, and accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group reviewed the investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group recorded its shares of gain at RMB1,349, loss at RMB4,886 and gain at RMB6,453 in these investments for the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded RMB882, RMB5,000, and RMB500 impairment loss for its long-term investments for the years ended December 31, 2020, 2021, and 2022, respectively.

In 2022, the Group made investments in several listed companies and accounted for these investments under equity securities with readily determinable fair value. The Group recognized loss of RMB391 due to the fair value change and recorded in other income, net in the consolidated statements of operations for the year ended December 31, 2022.

The long-term investment committed but not yet paid amounted to RMB3,715 as of December 31, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.
OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Employee loans (1)	30,702	29,908
Rental deposits (2)	5,245	2,774
Others	4,216	5,198
Total	40,163	37,880

(1)
In 2019, the Group approved an employee benefit program under which eligible employees can apply for loans from the Group at prevailing interest rates. Upon maturity, the loans can be repaid by cash or the Company's ordinary shares held by those employees based on prevailing market price at the settlement date.
(2)
The amount represented office and enrollment centers’ rental deposits under the lease contracts, which are not refundable within one year.
10.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Refund liability (1)	243,236	133,066
Salary and welfare payables	139,020	113,189
Other tax liabilities (2)	75,674	39,497
Dividend payable	—	31,254
Advanced deposits (3)	24,204	28,770
Accrued marketing expenses	41,869	28,762
Payables to educational institutions (4)	28,960	23,149
Accrued service fees (5)	5,691	13,176
Payables for leasehold improvement and intangible assets	6,089	4,436
Other payables	21,300	21,040
	586,043	436,339

(1)
Refund liability represented the tutoring fee collected by the Group which is estimated to refund back to its customers as a result of its refund policy.
(2)
The balance represented accrued income tax payable and other tax liabilities in accordance with local tax laws.
(3)
Advanced deposits primarily included down payments paid by prospective students before contracts signing.
(4)
The balance represented tuition fees collected from the students for their registrations with educational institutions.
(5)
The balance represented accrued expenses for outsourced service providers and other professional services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.
REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2020, 2021 and 2022, all of the Group’s revenues were generated in the PRC, and the disaggregated revenues by types were as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Disaggregation of revenues
Revenue by types:
Gross revenues:
Degree- or diploma-oriented post-secondary courses	1,904,957	1,636,256	1,087,413
Professional certification preparation, professional skills and interest courses	268,118	794,700	1,115,542
Subtotal Online educational courses	2,173,075	2,430,956	2,202,955
Commissions	19,985	50,465	46,271
Others	11,286	28,979	79,592
Total revenues	2,204,346	2,510,400	2,328,818
Less: VAT related surcharges	(555)	(2,583)	(5,717)
Total net revenues	2,203,791	2,507,817	2,323,101

The movements of the deferred revenue for the years ended December 31, 2021 and 2022 were as follows (1):

	As of December 31,
	2021	2022
	RMB	RMB
Beginning balance (current and non-current)	3,024,443	2,348,179
Additions	1,930,075	1,606,642
Deductions	(2,606,339)	(2,263,875)
Ending balance (current and non-current)	2,348,179	1,690,946
Deferred revenue, current	1,266,948	986,086
Deferred revenue, non-current	1,081,231	704,860

(1)
Amounts presented are inclusive of VAT (see VAT in Note 2).

Deferred revenue primarily consists of educational service fees received from customers for which the Group’s revenue recognition criteria have not been met. Deferred revenue balance will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2021 and January 1, 2022 were substantially all recognized as revenue during the years ended December 31, 2021 and 2022, respectively.

The Group’s remaining performance obligations, representing the amount of the transaction price for which service has not been provided, is substantially included in the deferred revenue account on the consolidated financial statements and the related disclosures. As of December 31, 2022, the deferred revenue balance was RMB1,690,946, of which RMB986,086 and RMB177,066 will be recognized as revenue over the next 12 and 24 months, respectively, with the remainder of RMB527,794 recognized thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.
LONG-TERM DEBT

On August 29 and November 21, 2018, the Group entered into two loan agreements with a PRC bank to obtain mortgage bank loans totaling to RMB260,000 for the purchase of Building A and Building D in Wuhan. The loans are secured by pledging Building A and Building D and are repaid in equal instalment every three months with maturity term of 8 years. The annual interest rate is 1.472% prior to April 15, 2021 and 1.25% after April 15, 2021 on top of base rate of one-year interest rate released by the People's Bank of China.

In July 2021, the Group entered into another loan agreement with a PRC bank to obtain a mortgage bank loan amounting to RMB61,540 for the purchase of Building B in Wuhan. The loan is secured by pledging Building B and is repaid in equal instalment every three months with maturity term of 10 years. The annual interest rate is 1.05% prior to July 1, 2022 and 0.75% after July 1, 2022 on top of base rate of one-year interest rate released by the People's Bank of China.

The Group repaid RMB32,500, RMB34,038 and RMB38,654 for the principals of loans during the years ended December 31, 2020, 2021 and 2022, respectively. To acquire the property certificate of building D, the Group held RMB50,008 security deposit in the designated bank account as of December 31,2021 and the restriction on such deposit was removed subsequently in January 2022.

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

On August 29, 2018, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On November 18, 2019, the Company’s Board of Directors approved the extension of the repurchase program to August 23, 2020. On December 6, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$15,000 of its Class A ordinary shares in the form of ADSs over the following 24 months. In 2021 and 2022, the Company transferred RMB4,866 and RMB6,742, respectively, to the designated account for share repurchase. 4,097,195 ADSs, 120,650 ADSs and 234,865 ADSs (equivalent to 163,884, 60,325 and 117,432 Class A ordinary shares, respectively) were repurchased for the years ended December 31, 2020, 2021 and 2022 at a total consideration of RMB26,579, RMB3,623 and RMB7,985, respectively. The repurchased shares were presented as treasury stock on the consolidated balance sheets as of December 31, 2021 and 2022.

During the years ended December 31, 2020, 2021 and 2022, 148,438, 107,318 and 521,577 Class C ordinary shares were converted into 148,438, 107,318 and 521,577 Class A ordinary shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.
FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measures variable rate financial instruments and equity securities with readily determinable fair value at fair value on a recurring basis in accordance with ASC 820-10. Equity securities with readily determinable fair value classified within Level 1 are valued using quoted market prices currently available. Variable rate financial instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place.

As of December 31, 2021 and 2022, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2021	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable rate financial instruments	184,159	—	184,159	—
Total	184,159	—	184,159	—

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2022	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable rate financial instruments	70,542	—	70,542	—
Long-term investments
Equity securities with readily determinable fair value	12,622	12,622	—	—
Total	83,164	12,622	70,542	—

Measured or disclosed at fair value on a non-recurring basis

The Group measures long-term investments (excluding the equity securities with readily determinable fair values) at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Refer to Note 8 for impairment on long-term investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.
DISPOSAL OF SUBSIDIARIES

The Group deconsolidated two entities in 2021 and four entities in 2022 with no significant operations. These transactions were not a strategic shift of the business and did not have a material impact on the Group’s business, as such, the disposals did not qualify as discontinued operations. The Group received disposal consideration of RMB20,000 and RMB41 in 2021 and 2022, respectively, and recorded RMB43,967 and RMB1,390 of gain from disposals of subsidiaries for the years ended December 31, 2021 and 2022, respectively.

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

Options

No options were granted during the years ended December 31, 2020 and 2021. A summary of option activities during the year ended December 31, 2022 were presented below:

			Weighted- average		Weighted-
		Weighted-	remaining	Aggregated	average
	Number of	average	contractual	intrinsic	grant date
Share options	shares	exercise price	term(years)	value	fair value
		RMB		RMB	RMB
Outstanding, December 31, 2021	31,931	560.95	5.81	—	271.90
Granted	375,000	26.94	5.00	2,273	18.51
Exercised	(375,000)	26.94	5.00	(2,273)	18.51
Forfeited	(381)	560.95	—	—	271.90
Outstanding, December 31, 2022	31,550	560.95	4.81	—	271.90

The Company granted 375,000 options in 2022, which were fully vested and exercised immediately and compensation expenses of RMB6,813 were recorded for the year ended December 31, 2022.

The Company calculated the estimated fair value of the options on the grant date using Black-Scholes option pricing model, with the following assumptions used:

May 10,
Grant Dates	2022
Risk-free interest rate (1)	2.9%
Volatility (2)	73.2%
Expected dividend yield (3)	0%
Exercise price	26.94
Expected life (years) (4)	5.00
Fair value of underlying ordinary share	33.00

(1)
Risk-free interest rate was estimated based on the US Treasury constant maturity yield curve with a maturity that matches the expected term of the option.
(2)
The volatility was estimated based on historical volatility of the Company's share price applying the guidance provided by ASC 718 and the daily share price volatility of comparable companies for an observation period that matches the life of options.
(3)
Expected dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.
(4)
Expected life was calculated based on the vesting period and contractual terms of the options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.
SHARE INCENTIVE PLAN - continued

Non-vested Shares

On August 1, 2020, the Company granted 80,000 nonvested shares to two employees which were vested immediately and a compensation expense of RMB27,898 was recorded for the year ended December 31, 2020. No non-vested shares were granted during the years ended December 31, 2021 and 2022.

Total share-based compensation expense of share-based awards granted to employees, certain directors and management recognized for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	146	101	33
Sales and marketing expenses	14,278	(14)	4,166
General and administrative expenses	15,324	681	2,982
	29,748	768	7,181

As of December 31, 2022, there were no unrecognized share-based compensation expenses related to share options and non-vested shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.
LEASES

Operating leases

The Group's leases consist of operating leases for administrative office spaces and enrollment centers in different cities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. As of December 31, 2022, the Group did not have additional operating leases that have not yet commenced. As of December 31, 2022, the Group had no long-term leases that were classified as a financing lease. Short-term lease cost for the year ended December 31, 2022 was immaterial.

For the years ended December 31, 2021 and 2022, no variable lease cost was recognized in the consolidated financial statements of the Group.

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	72,698	74,038	22,608
Noncash changes in right-of-use assets from new lease obligations and lease modification:
Operating leases	(24,720)	4,339	380
Weighted average remaining lease term
Operating leases	12.0 years	12.3 years	12.6 years
Weighted average discount rate
Operating leases	7.4%	7.6%	6.8%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2022:

RMB
2023	32,758
2024	33,616
2025	34,498
2026	35,533
2027	36,599
2028 and thereafter	316,527
Total future lease payments	489,531
Less: Imputed interest	155,622
Total lease liability balance	333,909

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2020, 2021 and 2022, the total rental expenses for all operating leases amounted to RMB91,814, RMB68,292 and RMB30,503, respectively, recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expenses on the consolidated statements of operations. For the years ended December 31, 2020, 2021 and 2022, the noncash lease expenses amounted to RMB75,994, RMB55,171 and RMB26,878, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

The Company’s subsidiaries, Sunlands HK, Cheerwins Online Education HK Limited and FireSky Investment HK Limited are located in Hong Kong and are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2020, 2021 and 2022.

China

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are generally subject to a corporate income tax rate of 25%.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprises in China, including foreign invested enterprises.

Beijing Sunlands was qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2020. For 2021 and 2022, Beijing Sunlands was subject to an EIT rate of 25%.

Wuhan Shangde was qualified as HNTE and is accordingly entitled to a preferential tax rate of 15% from calendar years 2021 through 2023 and expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
(Loss)/income before income tax expenses	(432,573)	197,634	648,548
Income tax (benefit)/expenses computed at applicable tax rates of 25%	(108,143)	49,409	162,137
Non-deductible and super deduction expenses	769	(27,135)	(6,035)
Effect of tax holidays and tax rate difference	52,027	(263,431)	(6,514)
Change in valuation allowance	55,111	221,539	(137,596)
Income tax (benefit)/expenses	(236)	(19,618)	11,992

If the tax holidays granted to Wuhan Shangde were not available, the Group’s income tax benefit and expenses would have been RMB11,560 and RMB24,338 and the basic and diluted net income per ordinary share attributable to the Group would have been RMB31.36 and RMB92.34, respectively, for the years ended December 31, 2021 and 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXcES - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Accrued expenses	39,709	38,204
Advertising expenses carry-forwards	47,924	18,008
Net operating loss carry-forwards	732,873	614,232
Total deferred tax assets	820,506	670,444
Less: valuation allowance	(781,241)	(643,645)
Deferred tax assets, net	39,265	26,799
Deferred tax liabilities
Deferred costs	(21,782)	(5,984)
Total deferred tax liabilities	(21,782)	(5,984)

As of December 31, 2022, the Company’ subsidiaries, the VIEs and VIEs’ subsidiaries registered in the PRC have total net operating loss carry forwards of RMB2,544,003, which would expire on various dates through December 31, 2023 to December 31, 2029.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2020, 2021 and 2022.

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

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise, or the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution.

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution are RMB167,946 as of December 31, 2022. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the Company's subsidiaries located in the PRC do not intend to declare dividends to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.
NET (LOSS)/INCOME PER SHARE

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to Sunlands Technology Group used in basic and diluted net loss per share:
Net (loss)/income attributable to ordinary shareholders	(430,542)	219,056	643,959
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net (loss)/income per share	6,754,134	6,727,552	6,840,079
Net (loss)/income per share
Basic and diluted	(63.74)	32.56	94.14

39,225, 31,931 and 31,550 share options were not considered in the computation of diluted net (loss)/income per share for the years ended December 31, 2020, 2021 and 2022, as the effect of potential issuances of shares for share options was anti-dilutive.

20.
COMMITMENTS AND CONTINGENCIES

Investment commitment

The Group was obligated to pay RMB3,715 for the long-term investments as of December 31, 2022.

Contingencies

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

In June 2019, the Company, and certain of its current and former directors and officers and its underwriters in the initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York ("the Court"). Amended complaints in this class action were filed in November 2019. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that the Company's registration statement on Form F-1 in connection with the March 2018 initial public offering contains materially false and misleading statements and omissions in violation of the U.S. federal securities laws. The Company filed a motion to dismiss the action in March 2020, which was denied by an order dated March 31, 2021. In July 2021, the Company filed a motion for judgment on the pleadings, which was denied on September 21, 2022. The Company believes that the allegations are without merit and intends to defend itself vigorously against those claims. It is not possible at this time to reasonably estimate possible losses, or even a range of reasonably possible losses, in connection with the litigation.

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

For the years ended December 31, 2020, 2021 and 2022, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. The Group has one operating segment, which is the provision of online education service. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

22.
EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB111,677, RMB167,257 and RMB114,662, for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,647,538 as of December 31, 2022.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	499,863	496,184	71,940
Prepaid expenses and other current assets	5,922	8,805	1,277
Amounts due from subsidiaries	1,430,792	1,383,654	200,611
Total current assets	1,936,577	1,888,643	273,828
Non-current assets
Long-term investments	—	12,622	1,830
Other non-current assets	25,316	25,424	3,686
Total non-current assets	25,316	38,046	5,516
TOTAL ASSETS	1,961,893	1,926,689	279,344

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	23,216	46,709	6,773
Total current liabilities	23,216	46,709	6,773
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	2,943,976	2,254,467	326,867
Other non-current liabilities	3,927	—	—
Total non-current liabilities	2,947,903	2,254,467	326,867
TOTAL LIABILITIES	2,971,119	2,301,176	333,640

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,085,939 and 2,982,516 shares issued as of December 31, 2021 and 2022, respectively; 1,839,553 and 2,618,698 shares outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,002,930 and 3,481,353 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,364,313	2,309,740	334,881
Accumulated other comprehensive income	82,532	127,885	18,541
Accumulated deficit	(3,456,073)	(2,812,114)	(407,718)
TOTAL SHAREHOLDERS’ DEFICIT	(1,009,226)	(374,487)	(54,296)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,961,893	1,926,689	279,344

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	(163)	(101)	(33)	(5)
Gross profit	(163)	(101)	(33)	(5)
Operating expenses
Sales and marketing expenses	(14,278)	14	(4,166)	(604)
General and administrative expenses	(61,500)	(58,477)	(41,269)	(5,983)
Total operating expenses	(75,778)	(58,463)	(45,435)	(6,587)
Loss from operations	(75,941)	(58,564)	(45,468)	(6,592)
Interest income	14,880	5,349	8,764	1,271
Other income, net	—	8	(2,202)	(319)
Loss before income tax expenses	(61,061)	(53,207)	(38,906)	(5,640)
Income tax expenses	—	—	—	—
(Loss)/income from investment in subsidiaries	(369,481)	272,263	682,865	99,008
Net (loss)/income	(430,542)	219,056	643,959	93,368

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net (loss)/income	(430,542)	219,056	643,959	93,368
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(45,945)	(13,958)	45,353	6,576
Total comprehensive (loss)/income	(476,487)	205,098	689,312	99,944

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(427,279)	(37,609)	(53,792)	(7,799)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(120,107)	—	—	—
Purchase of long-term investments	—	—	(13,013)	(1,887)
Proceeds from maturity of short-term investments	120,107	—	—	—
Amounts due from subsidiaries	—	(69,529)	47,138	6,834
Loan to employees	—	(2,204)	—	—
Repayment of loan to employees	563	—	—	—
Net cash generated from/(used in) investing activities	563	(71,733)	34,125	4,947
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(26,579)	(4,866)	(6,742)	(977)
Proceeds from exercise of share options	—	—	10,047	1,457
Payment for cash dividend	—	—	(32,562)	(4,721)
Net cash used in financing activities	(26,579)	(4,866)	(29,257)	(4,241)
Effect of exchange rate changes	(44,317)	(13,365)	45,245	6,560
Net decrease in cash and cash equivalents	(497,612)	(127,573)	(3,679)	(533)
Cash and cash equivalents at beginning of the year	1,125,048	627,436	499,863	72,473
Cash and cash equivalents at end of the year	627,436	499,863	496,184	71,940

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.
BASIS FOR PREPARATION

The condensed financial information of Sunlands Technology Group has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, the VIEs and VIEs' subsidiaries.

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

3.
CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U S dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into U S dollars as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.