Form 20-F
period 2023-12-31
Sunlands Technology Group
filed 2024-04-25
CIK 1723935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Building 6, Chaolai Science Park,
No. 36 Chuangyuan Road, Chaoyang District

Beijing, 100012, the People’s Republic of China

(Address of principal executive offices)

Tongbo Liu, Chief Executive Officer
Building 6, Chaolai Science Park,
No. 36 Chuangyuan Road, Chaoyang District,

Beijing, 100012, the People’s Republic of China

+86-10-52413738

E-mail: liutongbo@sunlands.com
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

6,860,974 ordinary shares, comprised of (i) 2,702,523 Class A ordinary shares (excluding 5,200 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans), par value $0.00005 per share; (ii) 826,389 Class B ordinary shares, par value $0.00005 per share and (iii) 3,332,062 Class C ordinary shares, par value $0.00005 per share, as of December 31, 2023.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
•
“student loan coverage ratio” is calculated by dividing the amount of tuitions financed by student loans by gross billings. For the purposes of calculating student loan coverage ratios for a particular period, (i) the amount of tuitions financed by student loans is the total value of orders financed by student loans less (a) the amount of loan refunds made during that period; and (b) the interest payments that the Group made to the credit providers on the loans during that period; and (ii) the value of an order financed by student loans included the amount of down payments made by a student; in 2023, the down payments made by students accounted for approximately 8.6% of the total value of orders financed by student loans;
•
“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
•
“we,” “us,” “our company” or “our” refers to Sunlands Technology Group, a Cayman Islands exempted company previously known as Sunlands Online Education Group, and its subsidiaries; and
•
“variable interest entities” or “VIEs” refers to Beijing Yuanchilaxiang Education Technology Co., Ltd (formerly known as “Beijing Shangde Online Education Technology Co., Ltd.”), or Beijing Sunlands, Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, and Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding. Beijing Sunlands is a VIE that is significant to us, as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act. See “Item 4. Information on the Company—4.A. History and Development of the Company.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Sunlands Technology Group is a Cayman Islands holding company. The Group’s operations in China are conducted through our PRC subsidiaries and the consolidated variable interest entities, or the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of the Group’s business. This structure allows us to be considered the primary beneficiary of the VIEs for accounting purposes, which serves as the basis for consolidating the VIEs’ operating results in the Group’s financial statements under U.S. GAAP. The VIEs are owned by certain nominee shareholders, not us. Most of the nominee shareholders of the VIEs are also beneficial owners of our company. Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company” or “our” refers to Sunlands Technology Group and its subsidiaries. “Variable interest entities” or “VIEs” refers to Beijing Yuanchilaxiang Education Technology Co., Ltd. (formerly known as “Beijing Shangde Online Education Technology Co., Ltd.”), or Beijing Sunlands, Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, and Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding. The VIEs primarily conduct operations in China. The VIEs are consolidated for accounting purposes but are not entities in which we own equity. Our company does not conduct operations by ourselves.

The following chart illustrates the Group’s organizational structure, including our significant subsidiaries and the significant VIE as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries as of the date of this annual report.

———— Equity interest

------------ Contractual arrangements

The Group’s corporate structure involves unique risks to investors in the ADSs. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 21.4%, 46.3% and 63.4%, respectively, of the Group’s total net revenues. As of December 31, 2022 and 2023, the total assets of the VIEs, excluding amounts due from other consolidated entities in the Group, equaled to 39.6% and 31.5% of the Group’s consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our contractual interests in those operations or otherwise significantly change the Group’s corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of the Group as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of the Group’s business in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” for detailed discussion.

Contractual Arrangements and Corporate Structure

We are a Cayman Islands exempted company and currently conduct substantially all business operations in the PRC through our subsidiaries incorporated in the PRC and the contractual arrangements among our PRC subsidiaries and the VIEs. It is the VIEs that hold key operating licenses, provide services to customers, and enter into contracts with suppliers. We operate the Group’s business this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where PRC law restricts direct foreign investment in such operating companies in the PRC. These contractual arrangements include the operating agreements, equity pledge agreements, exclusive purchase option agreements, shareholder voting right trust agreements, loan agreements, and cooperation agreements, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in the Group’s financial statements under U.S. GAAP.

It is important to note that investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. More specifically, investors in the ADSs or our ordinary shares would not be holding any ownership interest, directly or indirectly, in the VIEs under current PRC laws and regulations as investors would only have the contractual relationship with the operating entities in the PRC. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. Any of such nominee shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all business operations or otherwise benefit from the assets held by the VIEs and their shareholders, which could have a material adverse effect on the Group’s business, financial condition and results of operations. As a result, the contractual arrangements may be less effective than direct ownership, and we could face heightened challenges, risks and costs in enforcing these contractual arrangements due to legal uncertainties and jurisdictional limits, because there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

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

In August 2017 and March 2023, Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Beijing Sunlands, the significant VIE as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act, as well as its shareholders and, where applicable, its operating subsidiaries, through which we became the primary beneficiary of Beijing Sunlands for accounting purposes. Our wholly-owned subsidiaries have entered into a series of contractual arrangements with the rest of the VIEs, their shareholders and operating subsidiaries, where applicable, respectively.

Through the below contractual agreements, our wholly-owned subsidiaries are able to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. They are therefore considered the primary beneficiaries of the VIEs and their subsidiaries for accounting purposes and are able to consolidate their operating results in the Group’s financial statements under U.S. GAAP.

Exclusive Technical Consultation and Service Agreement. Under the exclusive technical consultation and service agreement among Wuhan Zhibo and Beijing Sunlands, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to Beijing Sunlands and the subsidiaries of Beijing Sunlands, and Beijing Sunlands and the subsidiaries of Beijing Sunlands agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and the subsidiaries of Beijing Sunlands are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Beijing Sunlands and the subsidiaries of Beijing Sunlands agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of Beijing Sunlands and the subsidiaries of Beijing Sunlands monthly revenue. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of Beijing Sunlands and the subsidiaries of Beijing Sunlands. Without Wuhan Zhibo’s prior written consent, Beijing Sunlands and the subsidiaries of Beijing Sunlands do not have the right to terminate this exclusive technical consultation and service agreement.

Business Operation Agreement. Under the business operation agreement, each of Beijing Sunlands, the subsidiaries of Beijing Sunlands and the shareholders of Beijing Sunlands confirmed and agreed that, without Wuhan Zhibo’s prior written consent, it shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Beijing Sunlands and the subsidiaries of Beijing Sunlands, including but not limited to sale or purchase of any assets or rights exceeding RMB50,000, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment of its articles of association or business scope, or change of its normal operation procedures. Beijing Sunlands, the subsidiaries of Beijing Sunlands and the shareholders of Beijing Sunlands shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Beijing Sunlands shall elect or appoint the candidates recommended by Wuhan Zhibo as Beijing Sunlands’s directors and supervisors, and procure the appointment of Beijing Sunlands’s chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, Beijing Sunlands and the subsidiaries of Beijing Sunlands is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, Beijing Sunlands and the subsidiaries of Beijing Sunlands. This agreement will remain binding until dissolution of Beijing Sunlands and all the subsidiaries of Beijing Sunlands.

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

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of Beijing Sunlands, the shareholders of Beijing Sunlands each irrevocably authorized Wuhan Zhibo to act on their respective behalf as exclusive agent and attorney with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing

Sunlands, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on their behalf, exercise all the shareholder’s rights according to laws and regulations and Beijing Sunlands’s articles of association (including but not limited to voting rights and the sale transfer, pledge or dispose of all equity interests held in part or in whole) and designate and appoint on their respective behalf the president, directors, supervisors, chief executive officer, chief financial officer and other senior management members of Beijing Sunlands.

Our wholly-owned subsidiaries have entered into exclusive technical consultation and service agreements, business operation agreements, equity interest pledge agreements, option agreements and powers of attorney with the rest of the VIEs and their shareholders, respectively, the terms of which are substantially the same as the agreements of Beijing Sunlands summarized above.

In addition, in case where shareholders have spouses, the spouses of the shareholders of the rest VIEs also executed spousal consent letters to confirm that the equity interests of the VIEs are the own property of the shareholders and shall not constitute the jointly possessed property of the couples, and irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIEs held by the shareholders.

As a result of the contractual arrangements above, our wholly-owned subsidiaries bear the economic risks and receive the economic benefits of the VIEs, hold the power in directing the significant activities of the VIEs, and are the primary beneficiary of the VIEs for accounting purposes. Therefore, we have consolidated the financial results of the VIEs and their subsidiaries in the Group’s consolidated financial statements.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among our wholly-owned PRC subsidiaries, the VIEs, the VIEs’ respective shareholders and the VIEs’ respective subsidiaries are valid, binding and enforceable under the PRC laws and regulations currently in effect.

However, these contractual arrangements may not be as effective in providing control as direct ownership. There are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Licenses and Approvals

As advised by Tian Yuan Law Firm, our PRC legal counsel, except for the filings associated with our mobile apps under Notice on the Filing of Mobile Internet Apps, we believe our PRC subsidiaries and the VIEs have obtained all licenses and approvals explicitly required and necessary for the Group’s operations in China; however, a number of the Group’s operating entities currently do not hold certain licenses and approvals or complete certain regulatory filings which are not explicitly required under the current PRC laws and regulations to date for their business operations but may be required in the future if the PRC regulatory authorities change their views as to the interpretation and implementation of such laws and regulations. To the extent such licenses, approvals or filings are required, the Group’s failure to secure such licenses, permits or filings in a timely manner, or at all, could have a material adverse impact on its business operations. These licenses, approvals or filings include the filings associated with our mobile apps under the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, the Private School Operating Permit, the License for Online Transmission of Audio-Visual Programs, the Internet Publishing License, the Value-Added Telecommunications Business Operating License, the License for the Production and Operation of Radio and Television Program, the Internet News Information License, the Publication License, and the filing as a live-streaming platform. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group faces regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The failure to obtain and maintain other approvals, licenses, permits or filings applicable to the Group’s business could have a material adverse impact on the Group’s business, financial conditions and results of operations,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations.”

The following table sets forth a list of licenses and approvals, subject to further renewal, that our PRC subsidiaries and the VIEs are explicitly required to obtain and necessary to carry out the Group’s operations in China as of the date of this annual report and none of such licenses and approvals obtained had been denied or rescinded.

License	Entity Holding the License	Status
	Beijing Sunlands (VIE)	Obtained

Value-added telecommunications business license (ICP certificate)	Beijing Odysseus Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Yuanmashijie Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Fangtang Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Xingui Online Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Guanshu Culture Development Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Youshi Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Shufan Education Technology (Shenzhen) Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Lexueyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Chengyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Publication business operating license	Beijing Sunlands (VIE)	Obtained
	Beijing Odysseus Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Zhidao Online Education Technology Co., Ltd. (formerly known as “Wuhan Shangde Online Education Technology Co., Ltd.”), or Wuhan Shangde (PRC subsidiary)	Obtained
	Wuhan Chengyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Fangtang Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Xiaoyan Technology Co., Ltd. (a non-significant VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Chengdu Xin Ketang Culture Transmission Co., Ltd. (Subsidiary of a VIE)	Obtained

	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Shufan Education Technology (Shenzhen) Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Guanshu Culture Development Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Youshi Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Lexueyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Qiwo Online Technology Co., Ltd. (PRC subsidiary)	Obtained
	Beijing Shangkaotong Online Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Yangfan Changchun Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Yilisu Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Houduan Yuanli Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Hangzhou Qingxuetang Stationery Co., Ltd. (Subsidiary of a VIE)	Obtained
License for the Production and Operation of Radio and Television Program	Beijing Sunlands (VIE)	Obtained
Food Business License	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Travel Agency License	Beijing Xiangtutianxia International Tourist Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Filing for Class II Medical Device Business Operation	Wuhan Yilisu Technology Co., Ltd. (Wuhan First Branch)	Obtained

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

As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations,” Sunlands Technology Group, our subsidiaries and the VIEs are not subject to the permission requirements from the CAC with respect to business operations, based on the fact that, as of the date of this annual report, none of Sunlands Technology Group, our subsidiaries and the VIEs has been identified by any PRC governmental authority as an “critical information infrastructure operator” that will be subject to the CAC’s cybersecurity review requirements. However, there remain uncertainties on the interpretation and implementations of the Cybersecurity Review Measures and other laws and regulations regarding cybersecurity and data protection. If the CAC or other regulatory agencies subsequently require that their approvals be obtained for the Group’s respective data processing activities, the Group may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. For details, see “Item 3. Key Information—Recent Regulatory Development—Cybersecurity Review Measures.”

In addition, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and listing status on the New York Stock Exchange (the “NYSE”), as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the CAC. As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, as a group that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures, Sunlands Technology Group, our subsidiaries and the VIEs are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE, based on their consultation with competent government authorities. According to the press conference held by CSRC for the release of the Overseas Listing Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, as a group that has been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures, Sunlands Technology Group, our subsidiaries and the VIEs are not required to complete the filing with the CSRC to maintain our listing status on the NYSE, but we will be required to undergo the filing procedures with the CSRC for our future offerings, listing or any other capital raising activities within the applicable scope of the Overseas Listing Trial Measures. Since the Overseas Listing Trial Measures were newly promulgated, there remain significant uncertainties surrounding the interpretation, application and enforcement of such measures. We cannot assure you that we could complete the filing procedure as required with the CSRC under the Overseas Listing Trial Measures for any of our future offerings, listing or any other capital raising activities in a timely manner, or at all, and such filings may be rescinded even if completed. Any such circumstance could subject the Group to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and if required, we cannot predict whether or for how long the Group will be able to obtain such approval or complete such filing or other requirements.”

Recent Regulatory Development

Cybersecurity Review Measures

On January 4, 2022, the Cyberspace Administration of China, or the CAC, published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. As the Revised Cybersecurity Review Measures is newly promulgated, it is uncertain how the measures will be interpreted or implemented and how they will affect the Group. We cannot predict the impact of the Revised Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

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

As advised by our PRC legal counsel, Tian Yuan Law Firm, under the currently effective PRC laws and regulations, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations,” Sunlands Technology Group, our subsidiaries and the VIEs are not covered by permission requirements from the CAC (i) to conduct a security offering or maintain our listing status on the NYSE, or (ii) to conduct business operations, on the following grounds: (i) our PRC legal counsel has consulted the competent government authorities which acknowledged that, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed; (ii) as of the date of this annual report, none of Sunlands Technology Group, our subsidiaries and the VIEs has been identified by any PRC governmental authority as a “critical information infrastructure operator” that will be subject to the CAC’s cybersecurity review requirements. However, there remain uncertainties on the interpretation and implementations of the Revised Cybersecurity Review Measures and other laws and regulations regarding cybersecurity and data protection. If the CAC or other regulatory agencies later require that the Group obtains their approvals for our future offshore offerings or for the Group’s data processing activities, the Group may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance may significantly limit or completely hinder our ability to continue to offer securities to investors, subject the Group to penalties, or cause the Group to alter the Group’s business model or practices and cause the value of such securities to significantly decline or be worthless.

Potential CSRC Filing Required for the Listing of the ADSs

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer or list securities overseas, either in direct or indirect means, are required to report and file required documents with the CSRC. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days of the completion of fundraising activities on the same overseas capital market and shall make the required filing immediately after they submit the application for their listing or offering securities in other overseas capital markets. As advised by our PRC legal counsel, Tian Yuan Law Firm, as a group that has been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures, Sunlands Technology Group, our subsidiaries and the VIEs are not required to complete the filing with the CSRC only to maintain our listing status on the NYSE. However, Sunlands Technology Group, our subsidiaries or the VIEs will be required to conduct the filing procedures with the CSRS for our future offerings, listing or any other capital raising activities within the applicable scope of the Overseas Listing Trial Measures.

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, we and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2021, the net amount of working capital support provided by our PRC subsidiaries to the VIEs was RMB12.5 million. In 2022 and 2023, the net amounts of working capital support provided by the VIEs to our PRC subsidiaries were RMB538.3 million and RMB602.9 million (US$84.9 million), respectively. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, Sunlands Technology Group had made cumulative capital contributions of US$200.0 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2021, 2022 and 2023, the VIEs transferred RMB62.6 million, RMB51.6 million and RMB26.8 million (US$3.8 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2021, 2022 and 2023. There were no other assets transferred between us and the VIEs in 2021, 2022 and 2023.

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

Our subsidiaries are permitted to pay dividends to their shareholders, and eventually to Sunlands Technology Group, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business.”

Sunlands Technology Group has previously declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of its ordinary shares and ADSs on June 14, 2022, which has been fully paid as of December 31, 2023. We have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Sunlands Technology Group, our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Sunlands Technology Group, our subsidiaries, or the VIEs to transfer cash or assets. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business.”

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

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises, or the FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied. In addition, this table has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis. Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. The Group’s management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2023
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	6,526	783,773	1,369,285	—	2,159,584
Inter-company revenues	—	23,017	26,799	87	(49,903)	—
Total costs and operating expenses	(34,462)	(14,496)	(860,016)	(725,620)	49,903	(1,584,691)
Income/(loss) from subsidiaries and VIEs	650,424	633,039	689,578	—	(1,973,041)	—
Income from non-operations	24,868	2,402	12,775	61,143	—	101,188
Income/(loss) before income tax expenses and loss from equity method investments	640,830	650,488	652,909	704,895	(1,973,041)	676,081
Income tax expenses	—	(64)	(19,870)	(5,232)	—	(25,166)
Loss from equity method investments	—	—	—	(10,084)	—	(10,084)
Net income/(loss)	640,830	650,424	633,039	689,579	(1,973,041)	640,831
Less: net income attribute to non-controlling interests	—	—	—	1	—	1
Net income/(loss) attributable to Sunlands Technology Group	640,830	650,424	633,039	689,578	(1,973,041)	640,830

	For the Year Ended December 31, 2022
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	5,493	1,241,229	1,076,379	—	2,323,101
Inter-company revenues	—	127,317	51,646	186,310	(365,273)	—
Total costs and operating expenses	(45,468)	(47,809)	(1,220,996)	(757,159)	365,273	(1,706,159)
Income/(loss) from subsidiaries and VIEs	682,865	597,673	511,688	—	(1,792,226)	—
Income from non-operations	6,562	191	10,792	14,061	—	31,606
Income/(loss) before income tax benefit/(expenses) and gain from equity method investments	643,959	682,865	594,359	519,591	(1,792,226)	648,548
Income tax benefit/(expenses)	—	—	3,314	(15,306)	—	(11,992)
Gain from equity method investments	—	—	—	6,453	—	6,453
Net income/(loss)	643,959	682,865	597,673	510,738	(1,792,226)	643,009
Less: net loss attribute to non-controlling interests	—	—	—	(950)	—	(950)
Net income/(loss) attributable to Sunlands Technology Group	643,959	682,865	597,673	511,688	(1,792,226)	643,959

	For the Year Ended December 31, 2021
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	320	1,970,224	537,273	—	2,507,817
Inter-company revenues	—	—	62,600	392,410	(455,010)	—
Total costs and operating expenses	(58,564)	(66,884)	(1,846,298)	(882,418)	460,612	(2,393,552)
Income/(loss) from subsidiaries and VIEs	272,263	338,827	151,955	—	(763,045)	—
Income/(loss) from non-operations	5,357	—	7,799	75,815	(5,602)	83,369
Income/(loss) before income tax (expenses)/benefit and loss from equity method investments	219,056	272,263	346,280	123,080	(763,045)	197,634
Income tax (expenses)/benefit	—	—	(7,453)	27,071	—	19,618
Loss from equity method investments	—	—	—	(4,886)	—	(4,886)
Net income/(loss)	219,056	272,263	338,827	145,265	(763,045)	212,366
Less: net loss attribute to non-controlling interests	—	—	—	(6,690)	—	(6,690)
Net income/(loss) attributable to Sunlands Technology Group	219,056	272,263	338,827	151,955	(763,045)	219,056

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2023
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash, cash equivalents, and restricted cash	483,990	77,353	91,201	113,834	—	766,378
Amount due from Group companies	1,350,095	—	1,648,203	—	(2,998,298)	—
Other current assets	12,045	5,197	102,379	145,755	—	265,376
Property and equipment, net	—	—	574,428	212,242	—	786,670
Other non-current assets	42,634	—	60,942	196,506	—	300,082
Total assets	1,888,764	82,550	2,477,153	668,337	(2,998,298)	2,118,506
Liabilities
Deferred revenue	—	1,049	715,328	397,546	—	1,113,923
Amount due to Group companies	—	1,400,095	—	1,598,203	(2,998,298)	—
Other current liabilities	8,400	626	245,947	201,391	—	456,364
Other non-current liabilities	—	—	117,697	154,973	—	272,670
Deficits of investment in subsidiaries and VIEs	1,603,328	284,108	1,682,289	—	(3,569,725)	—
Total liabilities	1,611,728	1,685,878	2,761,261	2,352,113	(6,568,023)	1,842,957
Non-controlling interest	—	—	—	(1,487)	—	(1,487)
Total Sunlands Technology Group shareholders’ equity/(deficit)	277,036	(1,603,328)	(284,108)	(1,682,289)	3,569,725	277,036
Total liabilities and equity	1,888,764	82,550	2,477,153	668,337	(2,998,298)	2,118,506

	As of December 31, 2022
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash, cash equivalents, and restricted cash	496,184	8,840	100,165	152,215	—	757,404
Amount due from Group companies	1,383,654	—	2,201,067	—	(3,584,721)	—
Other current assets	8,805	4,496	66,286	132,113	—	211,700
Property and equipment, net	—	—	593,534	220,249	—	813,783
Other non-current assets	38,046	—	57,558	397,579	—	493,183
Total assets	1,926,689	13,336	3,018,610	902,156	(3,584,721)	2,276,070
Liabilities
Deferred revenue	—	1,134	1,064,524	625,288	—	1,690,946
Amount due to Group companies	—	1,383,654	—	2,201,067	(3,584,721)	—
Other current liabilities	46,709	4,822	232,290	208,237	—	492,058
Other non-current liabilities	—	—	153,888	319,029	—	472,917
Deficits of investment in subsidiaries and VIEs	2,254,467	878,193	2,446,101	—	(5,578,761)	—
Total liabilities	2,301,176	2,267,803	3,896,803	3,353,621	(9,163,482)	2,655,921
Non-controlling interest	—	—	—	(5,364)	—	(5,364)
Total Sunlands Technology Group shareholders’ deficit	(374,487)	(2,254,467)	(878,193)	(2,446,101)	5,578,761	(374,487)
Total liabilities and equity	1,926,689	13,336	3,018,610	902,156	(3,584,721)	2,276,070

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2023
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(66,321)	95,950	(481,352)	592,521	—	140,798
Loan and working capital support within the Group	33,559	—	552,864	—	(586,423)	—
Other investing activities	(1,958)	—	(41,822)	(28,038)	—	(71,818)
Net cash generated from/(used in) investing activities	31,601	—	511,042	(28,038)	(586,423)	(71,818)
Net proceeds from loan and working capital support from entities within the Group	—	16,441	—	(602,864)	586,423	—
Other financing activities	(36,004)	—	(38,654)	—	—	(74,658)
Net cash (used in)/generated from financing activities	(36,004)	16,441	(38,654)	(602,864)	586,423	(74,658)

	For the Year Ended December 31, 2022
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(53,792)	54,467	(628,363)	636,832	—	9,144
Loan and working capital support within the Group	47,138	—	538,347	—	(585,485)	—
Other investing activities	(13,013)	—	120,361	(11,166)	—	96,182
Net cash generated from/(used in) investing activities	34,125	—	658,708	(11,166)	(585,485)	96,182
Net proceeds from loan and working capital support from entities within the Group	—	(47,138)	—	(538,347)	585,485	—
Other financing activities	(29,257)	—	(38,654)	—	—	(67,911)
Net cash (used in)/generated from financing activities	(29,257)	(47,138)	(38,654)	(538,347)	585,485	(67,911)

	For the Year Ended December 31, 2021
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash used in operating activities	(37,609)	(65,738)	(85,178)	(184,726)	—	(373,251)
Loan and working capital support within the Group	(69,529)	—	(12,529)	—	82,058	—
Other investing activities	(2,204)	—	167,721	177,164	—	342,681
Net cash (used in)/generated from investing activities	(71,733)	—	155,192	177,164	82,058	342,681
Net proceeds from loan and working capital support from entities within the Group	—	69,529	—	12,529	(82,058)	—
Other financing activities	(4,866)	—	(34,038)	—	—	(38,904)
Net cash (used in)/generated from financing activities	(4,866)	69,529	(34,038)	12,529	(82,058)	(38,904)

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the SAFE, or its local branches. However, where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy the Group’s foreign currency demands, the Group may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of Renminbi into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Sunlands Technology Group. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Impact of Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—3.D Risk Factors—Risks Related to Doing Business in China—The ADSs will be delisted and the ADSs and shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years.”

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
•
The Group is subject to the uncertainty to continue to achieve profitability in the future.
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

Risks Related to Our Corporate Structure

•
There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the Group’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the Group’s financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
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
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the Group’s business and operations. For details, please see page 42.
•
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in the Group’s operations and the value of the ADSs. For details, please see page 42.
•
The PRC government’s significant oversight over the Group’s business operation in China could result in a material adverse change in the Group’s operations in China and the value of the ADSs. The Chinese government may intervene or influence the Group’s operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see pages 42 to 43.
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against the Group or the Group’s management named in the annual report based on foreign laws. For details, please see page 43.
•
We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business. For details, please see pages 43 to 44. Also see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” on page 16 for more information.
•
The PCAOB had previously been unable to inspect our auditor in relation to their audit work performed for the Group’s financial statements. Such inability to inspect in the past has deprived our investors with the benefits of such inspections. For details, please see page 48.
•
The ADSs will be delisted and the ADSs and shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. For details, please see pages 48 to 49.

Risks Related to the ADSs

•
If the market price for the ADSs falls below US$1.00 for an extended period of time, or falls to US$0.16 at any time, the ADSs may be delisted from the NYSE.
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

The Group generates revenue primarily from the tuition the Group collects from students. It is critical for the Group to enroll prospective students in a cost-effective manner. Some of the factors, many of which are largely beyond the Group’s control, could prevent the Group from successfully increasing enrollments of new students in a cost-effective manner, or at all. These factors include, among other things, (i) reduced interest in the interests, certifications, professions, skills, degrees or diplomas for which our course offerings are designed; (ii) negative publicity or perceptions regarding us, or online education services in general; (iii) the emergence of alternative course delivery models; (iv) the inability of students to pay the tuition; (v) increasing market competition, particularly price reductions by competitors that the Group is unable or unwilling to match; and (vi) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for the Group’s services, the Group’s student enrollments could be negatively affected or the Group’s costs associated with student acquisition and retention could increase, or both, any of which could materially affect the Group’s ability to grow the Group’s gross billings and net revenues. These developments could also harm the Group’s brand and reputation, which would negatively impact the Group’s ability to expand the Group’s business.

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

The Group’s net revenues were RMB2,507.8 million, RMB2,323.1 million and RMB2,159.6 million (US$304.2 million), respectively, in 2021, 2022 and 2023. During the same periods, the Group’s gross billings were RMB1,970.0 million, RMB1,496.7 million and RMB1,504.6 million (US$211.9 million), respectively, and the Group’s new student enrollments were 434,228, 534,280 and 616,341, respectively. The Group is seeking to offer a broader range of courses, foster a more social and entertaining learning experience, and use cutting-edge technologies, particularly artificial intelligence, to improve students’ learning experience and outcomes. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that they will achieve the anticipated results or that the Group’s gross billings and new student enrollments will not decline in the future due to the risks and uncertainties discussed in this “Item 3. Key Information—3.D. Risk Factors.” If the Group is not able to achieve growth in the Group’s gross billings and new student enrollments effectively, or at all, the Group’s business and prospects may be materially and adversely affected.

The Group is subject to the uncertainty to continue to achieve profitability in the future.

The Group had net income of RMB212.4 million, RMB643.0 million and RMB640.8 million (US$90.3 million) in 2021, 2022 and 2023, respectively. Historically, the Group had recorded net losses. We cannot assure you that the Group will be able to continue to generate net profits in the future.

The Group intends to continue to invest heavily for the foreseeable future in increasing the Group’s market share, improving the capacity of the Group’s technology infrastructure to better support an even larger student base and to offer additional courses and educational content.

These efforts may be more costly than the Group expects and the Group’s net revenues may not increase sufficiently to offset these expenses. The Group may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses in the short term with no assurance that the Group will eventually achieve the Group’s intended long-term benefits or profitability. These factors, among others set out in this “Item 3. Key Information—3.D. Risk Factors,” may negatively affect the Group’s ability to achieve profitability in the near term, if at all.

If the Group is unable to conduct sales and marketing activities cost-effectively, the Group’s results of operations and financial condition may be materially and adversely affected.

The Group relies on its sales and marketing efforts to increase student enrollments. The Group’s sales and marketing expenses primarily include expenses incurred in relation to sales and marketing personnel and marketing spending. The Group incurred approximately RMB1,748.4 million, RMB1,129.5 million and RMB1,142.2 million (US$160.9 million), respectively, in sales and marketing expenses in 2021, 2022 and 2023.

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

Wuhan Shangde, our wholly-owned subsidiary, and Beijing Sunlands and a number of other VIEs through which the Group operates its online education business, currently do not hold a private school operating permit, and the Group may be subject to risks of administrative sanctions due to the Group’s lack of such permit.

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

As of the date of this annual report, the Group has not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of a private school operating permit for online education services. In April 2021, the State Council promulgated the Amended Regulations on the Implementation of Law for Promotion Private Education Law of PRC, or Amended Implementing Rules, which became effective on September 1, 2021. The Amended Implementing Rules provide, among others, that a private school engaging in online education activities using internet technology shall obtain an appropriate private school operating permit. The Amended Implementing Rules, however, do not specify whether an online tutoring service provider like the Group shall obtain such private school operating permit and what requirements that an online tutoring service provider like the Group need to satisfy in order to obtain a private school operating permit, nor does it specify which level of government authority has the authority to accept and examine the Group’s application for the private school operating permit. According to the Q&A published on the official website of Beijing Municipal Education Commission in April 2022, the education department is only responsible for the issues related to institutions providing academic subjects tutoring services for primary and secondary school. We cannot assure you that the PRC government will not in the future require the Group to obtain a private school operating permit. If the PRC government requires the Group to obtain a private school operating permit or introduces additional amendments and guidelines to expand the coverage of the Amendment or Amended Implementing Rules to explicitly cover online education service providers, and if the Group fails to do so, the Group may be subject to fines up to five times the illegitimate gains generated from the provision of training services without a proper license, other administrative sanctions, such as being ordered to refund tuition payments to the students, or criminal liabilities, for the lack of a private school operating permit. The Group may also be subject to regulatory requirements that are more stringent than the ones currently applicable to the Group, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require the Group to obtain and maintain additional licenses and permits, and the Group may incur substantial expenses or alter or change the Group’s business to comply with these requirements. For example, pursuant to the Interim Measures of Wuhan for the Administration of Private Training Institutions promulgated by Wuhan Municipal Government effective on March 15, 2018, private training institutions shall abide by the following provisions with respect of refund fees: (i) if a student requires a refund before the beginning of the course, the institution shall refund all the fees paid to it with deduction of the educational service fees and other fees actually incurred; (ii) if a student requires a refund after the beginning of the course, the institution shall refund the remaining part of the fees after deducting the corresponding proportion of the tuition fees, the fees for collection and management and the relevant taxes and fees in accordance with the proportion of the class hours completed; (iii) where an institution fails to fulfill the commitments with the student, and the student requires a refund, the institution shall refund all the fees paid by the student; and (iv) the institution shall complete the examination and verification within three working days upon the receipt of the refund requirement and shall refund to the student within 30 days. It is uncertain as to whether and how such measures and rules would be applicable to the Group, and whether any future laws and regulations with respect to the tuition refund requirements for online education service providers like the Group will be introduced. The Group has been exposed to refund dispute between the Group and students in the past. We cannot assure you that if the Group is subject to more stringent refund regulatory requirements, the Group can adjust the Group’s refund policy to comply with these requirements on a timely manner, which may cause the Group’s more refund disputes with students and may have a material and adverse effect on the Group’s business, operating results and financial condition.

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

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. In addition, on November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that educational mobile app providers shall file their educational mobile apps and that filings of existing educational mobile apps shall be completed before January 31, 2020. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Online and Distance Education.” The educational mobile app Shangde Jigou had been filed with competent regulatory authority as required under the Opinions on Educational Apps. However, as the Opinions on Educational Apps are relatively new and evolving, and the Group’s business model and practices are continuing to evolve and change, we cannot assure you that the Group is in full compliance with all relevant rules and will be able to complete or maintain such filing in relation with any of the Group’s new apps and comply with other regulatory requirements under the Opinions on Educational Apps in a timely manner, or at all. For example, the filings of certain of our or the VIEs’ educational mobile apps, such as Jixiang Jiaoyu, Shufan Jiaoyu, Zhizi Ketang, Zhizi Yunketang, Zhizi Kaoyan, Zhizi Renli, Kandian Ketang and Lexueyun have not been completed. If the Group fails to promptly complete such filing and comply with other applicable regulatory requirements, the Group may be blacklisted by the MOE or its local counterparts and prohibited from submitting any filings for six months, or may be subject to fines, regulatory orders to suspend the Group’s operations or other regulatory and disciplinary sanctions.

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

As of the date of this annual report, the Group has not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses. The current PRC laws and regulations, including the Amendment, the Amended Implementing Rules and the Implementation Rules, remain unclear as to whether the teachers of an online education service provider who provides adult online education and adult personal interest learning education like the Group are required to obtain and hold teaching licenses. We cannot assure you that the PRC government authorities will not take a contrary view. In the event that in the future the Group’s teachers are required by laws to obtain teaching licenses, we cannot assure you that they can meet the requirements for applying for teaching licenses. If the Group’s teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, the Group may be ordered to rectify such noncompliance or subject to penalties under the then-effective PRC laws and regulations, in which case the Group’s business may be disrupted, and the Group’s financial condition, reputation and prospects would be materially and adversely affected.

The Group faces regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the Ministry of Industry and Information Technology, or MIIT, jointly promulgated the Administrative Provisions on Internet Audio Visual Program Services, or the Audio Visual Program Provisions, which became effective on January 31, 2008 and were amended on August 28, 2015. Among other things, the Audio Visual Program Provisions stipulate that no entities or individuals may provide Internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or completing the relevant filing with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. On April 1, 2010, SAPPRFT promulgated the Provisional Implementations of Tentative Categories of Internet Audio Visual Program Services, or the Categories, which clarified the scope of Internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. Sub-category No. 3 to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. Sub-category No. 5 of the first category and sub-category No. 7 of the second category cover the live broadcasting of important political, martial, economic, social, cultural, sports activities or events or general social or community cultural activities, sports games and other organized activities. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio Visual Program

Provisions, in particular, the scope of “internet audio-visual programs.” See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs.”

The Group delivers courses in live streaming format. The Group’s teachers and students communicate and interact live with each other via the Group’s virtual learning community. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data the Group transmits distinguishes the Group from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Audio-Visual Program Provisions are not applicable with regard to the Group’s offering of the courses. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to the Group’s opinion. In addition, the Group also offers video recordings of live streaming courses and certain other audio-video contents on the Group’s online platforms to students as supplementary course materials. If the government authorities determine that the Group’s offering of the courses fall within the relevant category of Internet audio-visual program services under the Categories, the Group may be required to obtain the License for Online Transmission of Audio-Visual Programs.

The Categories describe “Internet audio-visual program services” in a very broad, vague manner and are unclear as to whether online courses, whether delivered in a live streaming format or through video recordings, fall into the definition of audio-visual programs. The Group has made inquiries to the relevant bureaus of SAPPRFT and was informed that online educational content provided through live streaming or recorded courses does not fall within the scope of internet audio-visual programs, the transmission of which does not require a License for Online Transmission of Audio-Visual Programs. We cannot assure you that the PRC government will not ultimately take a view that live streaming or recorded courses or any other content offered on the Group’s platforms are subject to the Audio Visual Program Provisions. The Group currently does not hold a License for Online Transmission of Audio-Visual Programs, and since the Group is not a state-owned or state-controlled entity, the Group is not eligible to apply for such license. If the PRC government determines that the Group’s content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, the Group may be required to obtain a License for Online Transmission of Audio-Visual Programs. The Group is, however, not eligible to apply for such license since the Group is not a state-owned or state-controlled entity. If this were to occur, the Group may be subject to penalties, fines, legal sanctions or an order to suspend the provision of the Group’s live streaming courses. As of the date of this annual report, the Group has not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the lack of a License for Online Transmission of Audio-Visual Programs in conducting of the Group’s business.

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

The Group currently does not hold several approvals, licenses and permits that may be required for certain aspects of the Group’s business operations. Under the current PRC laws and regulations, the provision of the Group’s educational content through the Group’s online platform may be considered “online publishing” and may require the Group to obtain an Internet Publishing License, which the Group currently does not have. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Publishing.” As of the date of this annual report, the Group has not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the lack of an Internet Publishing License for online education services.

One of our subsidiaries, Wuhan Shangde, has registered “online educational training” in its authorized scope of business. However, the VIEs and certain of their operating subsidiaries currently do not include “occupational training” and “educational facilitation services” in their authorized scope of business. Based on the Group’s consultation with the competent government authorities in Beijing, such government authorities currently may not accept applications for inclusion of “occupational training,” “educational facilitation services” or similar items in the scope of business of companies that do not hold a private school operating permit. For additional information about the private school operating permit, see “—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.” Even if the application were to be accepted, there is no assurance that it will be approved by the government authorities in a timely fashion, or at all. Furthermore, certain of the VIEs and their operating subsidiaries that engage in online educational services may be required by relevant government authorities to obtain the Value-Added Telecommunications Business Operating License and the License for the Production and Operation of Radio and Television Program. In addition, certain mobile apps do not complete the filing procedures under the Notice on the Filing of Mobile Internet Apps. The Group and/or third parties post information on the Group’s mobile apps and websites that may be viewed as news information, and the release of such information on the Group’s mobile apps and websites may be deemed as Internet news information services and therefore require the VIEs or their operating subsidiaries to obtain Internet news information licenses. In addition, if the government authorities deem printing and providing physical education materials to users as “publication distribution” under Administrative Provisions on the Publications Market, we, the VIEs or their operating subsidiaries may be required to obtain the Publication License. Furthermore, although certain of the VIEs and their operating subsidiaries have obtained the Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits such VIEs to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that such ICP License covers all the telecommunication services the VIEs and their operating subsidiaries currently provide, and in the event that such ICP License is found not to cover all the telecommunication services the VIEs and their operating subsidiaries currently provide, the VIEs and their operating subsidiaries may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update their existing ICP License. If it comes to the attention of the government authorities that the VIEs and their operating subsidiaries are operating beyond their respective authorized scope of business, the Group may be subject to fines, confiscation of the gains derived from the noncompliant operations, or may be required to cease the VIEs’ noncompliant operations. In addition, the Group delivers courses in live streaming format on the Group’s proprietary live streaming platform which the relevant authorities may regard as a live-streaming platform and may thus require the Group to make necessary filings as a live-streaming platform. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Internet Live Streaming Services.”

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

In 2015, the Group launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from 3 to 12 months. Under the cooperation agreement between the Group and each credit provider, the Group is obligated to pay the full amount of interest payable under a loan to the credit providers. The Group does not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2021, 2022 and 2023, the Group’s student loan coverage ratio was 24.8%, 5.1% and 1.3%, respectively. For the same periods, the Group made interest payments of RMB36.9 million, RMB6.0 million and RMB1.5 million (US$0.2 million), respectively, to the credit providers. The decrease was mainly due to the students’ preference for lump-sum payment for interest, professional skills and professional certification preparation courses.

However, the Group plans to continue to make the interest payments for students under their loans and pay service fees to the credit providers, which may place strains on the Group’s financial resources in the future. The Group may be subject to risks associated with an increase in interest rates to the extent that the Group continues to make interest payments for the loans taken by students. If the Group ceases to do so due to increases in interest rates or for other reasons, the Group’s course packages may become more costly for students to purchase, which could in turn negatively impact the Group’s business, financial condition and reputation.

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

The Group’s reliance on certain types of course offerings may expose the Group to concentration risks. For example, the Group has historically relied on the Group’s Self-taught Higher Education Examination, or the STE course offerings, to generate revenues. In recent years, the interest, professional skills and professional certification preparation course offerings have contributed to an increasing proportion of the Group’s overall revenues. In 2021, 2022 and 2023, the Group’s interest, professional skills and professional certification preparation courses represented approximately 31.7%, 47.9% and 67.1%, respectively, of the Group’s net revenues, and approximately 46.0%, 83.1% and 98.4%, respectively, of the Group’s gross billings. In addition, the Group’s interest, professional skills and professional certification preparation courses represented approximately 69.6%, 90.4% and 95.0%, respectively, of the Group’s new student enrollments in 2021, 2022 and 2023.

The interest, professional skills and professional certification preparation course offerings include diversified course offerings, and thus we believe the Group currently is not reliant on certain types of course offerings for revenue generation. However, if the Group become reliant on certain types of course offerings to generate revenues in the future, and if there are significant reductions in the perceived value of any of the courses on which the Group relies significantly to generate the Group’s revenues or gross billings, the demand for and attractiveness of the Group’s course offerings may be adversely affected, which could have an adverse impact on the Group’s financial condition and results of operations.

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

China’s adult online education market and adult personal interest learning market are intensely competitive. The Group competes with other online education service providers or traditional offline players, for student enrollments and engagement, high-quality academic and administrative faculty, and sales and marketing personnel, among other things. Some of the Group’s current and future competitors may have substantially greater name recognition and financial and other resources than the Group does, which may enable them to compete more effectively for potential students and decrease the Group’s market share. The Group also expects to face competition as a result of new entrants to the adult online education market and the adult personal interest learning market.

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

In the ordinary course of the Group’s business and in particular in connection with conducting sales and marketing activities with the Group’s existing and prospective students as well as the utilization of the Group’s AI-powered personalized study programs, the Group collects and utilizes data supplied by the users. The Group currently faces certain legal obligations regarding the manner in which the Group treats such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit the Group’s ability to collect, transfer and use data, could have an adverse effect on the Group’s business. While we have security measures in place to protect the data of the Group’s users, the Group’s study programs and underlying infrastructure may be materially damaged or compromised as a result of various factors, such as efforts by individuals or groups of hackers and sophisticated organizations, cyberattacks on the Group’s internally built infrastructure, and vulnerabilities in systems and applications from third-party service providers. In addition, if the Group were to disclose data about the Group’s users in a manner that was objectionable to them, the Group’s business reputation could be adversely affected, and the Group could face potential legal claims and administrative penalties that could impact the Group’s operating results. For further details, see “Item 4. Information on the Company—4.B. Business Overview—Data Privacy and Security” and “Item 16.K. Cybersecurity.”

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which came into effect on November 1, 2021. In addition, on January 4, 2022, the CAC announced the adoption of the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, which became effective on March 1, 2022. Furthermore, on July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer.

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

Based on the Group’s understanding of the above PRC laws and regulations and assessment of our cybersecurity, data protection, and privacy practices, the Group’s business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects except for the uncertainties as disclosed in this annual report. The Group has not relied upon the opinion of PRC legal counsel with respect to its conclusion that the Group is compliant with PRC laws and regulations regarding cybersecurity, data protection, and privacy. As advised by Tian Yuan Law Firm, our PRC legal counsel, the Group is not legally required under PRC laws and regulations to engage an external legal counsel to conduct a review of its cybersecurity, data protection, and privacy practices in the PRC. The PRC laws and regulations impose enhanced compliance requirements for critical information infrastructure operators; however, as of the date of this annual report, the Group has not been identified by the PRC regulators as a “critical information infrastructure operator” under the relevant cybersecurity laws and regulations. Nevertheless, the Group strives to adhere to heightened standards of cybersecurity and data privacy for the interests of its users and shareholders, and accordingly the Group has established compliance procedures and programs to identify and mitigate risks in this regard. As a result, the Group’s portal system, operation system and major mobile app have achieved scores of approximately 80 / 100 on tests conducted by independent third-party institutions, which speaks to effective measures adopted by the Group in compliance with applicable cybersecurity and data privacy laws and regulations. Therefore, we believe that the business operations of the Group do not violate any of the laws and regulations over cybersecurity and data privacy currently in force in any material aspect. However, should it become necessary or required under PRC laws and regulations, the Group will promptly engage external legal counsel to assess and provide an opinion on its compliance status with respect to cybersecurity and data privacy and disclose the findings of such review in accordance with SEC rules.

The Group has been taking and will continue to take reasonable measures to comply with the aforementioned laws, regulations, announcement, provisions and inspection requirements; however, as these laws, regulations, announcements and provisions are relatively new, and the related implementation rules have not yet been promulgated, it remains uncertain how these laws, regulations, announcements and provisions will be implemented. For example, there have been no clarifications from the relevant authorities as to the detailed standards for determining whether an activity is one that “affects or may affect national security”, thus uncertainties remain as to whether the Groups’ data processing activities shall be subject to a cybersecurity review. We cannot assure you the Group can adapt the operations to these laws, regulations, announcement and provisions in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on or obligations of the Group generating and processing personal information and other data. The Group may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in cybersecurity and data privacy resulting from the increased global focus on this area. To the extent that the Group needs to alter the Group’s business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, the Group could incur additional expenses.

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

The Group offers different tuition refund options to students depending on the time of enrollment and subject to certain conditions and restrictions in the service contract between the Group and each student. Generally, a student is offered a full, unconditional refund within 24 hours upon enrollment. If the student makes a refund request after taking at least one live streaming course lasting 30 minutes by reason of any material academic issue of the Group’s courses within certain refund period, the Group offers a refund excluding the registration fees and the fees of delivered courses upon the Group’s confirmation. In addition, the Group offers students a refund for the undelivered courses excluding the registration fees. Starting from June 2019, the Group offers such refund during the entire service period. When calculating gross billings for a specific period, the Group deducts the total amount of refunds from the total amount of cash received for the sale of course packages for such period. See “Item 4. Information on the Company—4.B. Business Overview—Tuition and Fees.”

In 2021, 2022 and 2023, the Group had made RMB282.5 million, RMB172.2 million and RMB94.2 million (US$13.3 million) of refund payments, respectively, most of which were made pursuant to the Group’s tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Tuition and Fees.” The number of refund requests and the amount of refunds could be affected by a number of factors. These factors include, without limitation to, student dissatisfaction with the Group’s teaching quality and the Group’s course and educational content offerings, privacy concerns relating to the Group’s online platforms, negative publicity regarding the Group or online education in general, the terms and scope of the Group’s refund policy, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like the Group. See “—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementing Rules.” As part of the Group’s efforts to enhance user experience, from June 2019, the Group amended certain terms of refund policy to facilitate a more flexible and smoother refund process. Any refund payments that the Group may be required to make to the students, as well as the expenses the Group could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect the Group’s gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm the Group’s reputation. The Group has experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between the Group and the students, which may significantly harm the Group’s brand name and divert the Group’s attention from operating business.

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

If the Group fails to maintain an effective internal control over financial reporting, the Group may be unable to accurately and timely report our results of operations, meet our reporting obligations or prevent fraud and investor confidence in our company and the market price of the ADSs may decline.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of the Group’s internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting.

The Group’s management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” We are exempt from the requirement of an attestation report issued by our registered public accounting firm because we are a non-accelerated filer. The Group will endeavor to maintain an effective internal control system, but any failure may cause the Group’s management not be able to conclude that the Group has effective internal control over financial reporting at a reasonable assurance level. To the extent the Group’s independent registered public accounting firm is required to attest to, and report on, the effectiveness of the Group’s internal control over financial reporting in the future, it may not be able to conclude that the Group has effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of the Group’s financial statements and negatively impact the trading price of the ADSs. Furthermore, the Group has incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

In addition, there is no assurance that we or our auditor will not identify deficiencies in the Group’s internal control over financial reporting that are deemed to be material weaknesses and render the Group’s internal control over financial reporting ineffective for any future periods. If the Group fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, the Group may not be able to conclude on an ongoing basis that the Group has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if the Group fails to achieve and to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose the Group to increased risk of fraud or misuse of corporate assets and subject the Group to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

We have incurred increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

We are a public company and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the NYSE, impose various requirements on the corporate governance practices of public companies. We will incur additional costs associated with our public company reporting requirements. It may also be more difficult for the Group to find qualified persons to serve on our board of directors or as executive officers. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted an equity incentive plan in October 2017, or the 2017 Plan, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of the Group’s business.

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

The Group has been and may continue to be involved in legal and other disputes in the ordinary course of business operations. For example, we and certain of our directors and officers have been named as defendants in a class action lawsuit. For details, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We cannot guarantee that the Group will not be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that the Group will be able to prevail in the Group’s defense or reverse any unfavorable judgment on appeal, and the Group may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to the Group’s business practices, and thus have a material adverse effect on the Group’s business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that the Group’s insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of the Group’s cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm the Group’s business. The Group also may be subject to claims for indemnification related to these matters, and the Group cannot predict the impact that indemnification claims may have on the Group’s business or financial results.

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

In January 2020, the outbreak of the novel coronavirus, commonly referred to as “COVID-19”, first found in mainland China, then in Asia and eventually throughout the world, has significantly affected business and other activities within China. In the first half of 2022, the COVID-19 coronavirus resurged in China due to Omicron variants. The outbreak of COVID-19 had caused temporary interruptions to the learning activities of students and operations of the Group’s business partners and negatively affected certain aspects of the Group’s business operations in 2022. For example, the Self-taught Higher Education Examination, or the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, was postponed by the Ministry of Education of the PRC in April 2022 and October 2022 in some cities as a result of the recurrence of the COVID-19 pandemic, resulting in postponement in enrollments for the Group’s

STE courses, which have historically represented a significant portion of the Group’s net revenues, gross billings and new student enrollments of the Group’s online course offerings. The Group has taken precautionary measures intended to minimize the risks of COVID-19 to students, employees, teachers, mentors and business partners, including temporarily requiring the Group’s employees to work remotely or canceling or postponing sponsored offline events and activities, which could compromise the Group’s efficiency and productivity during such periods, require the Group to incur additional costs, slow down the Group’s branding and marketing efforts, and result in fluctuations in the Group’s results of operations. As China began to exit its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. Should a global health crisis like COVID-19 happen again, it could harm economies and financial markets worldwide and reduce demand for our services, which may in turn have a material adverse effect on the Group’s business, financial health, and results of operations.

Risks Related to Our Corporate Structure

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for the Group’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the Group’s financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

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

We are a Cayman Islands exempted company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, such business activities were conducted through the VIEs and their respective subsidiaries. Our wholly-owned subsidiaries in China have entered into a series of contractual arrangements with the VIEs, their respective shareholders and their respective subsidiaries, which enable us to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in the Group’s financial statements under U.S. GAAP. See “Item 4. Information on the Company—4.C. Organizational Structure” for further details.

Since the laws and regulations are still evolving and new PRC laws, regulations, rules and interpretations may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements, there are uncertainties regarding whether the Group could comply with new laws, regulations, rules and interpretations in a timely manner, or at all. Any failure to comply with such regulatory requirements may challenge the validity and enforceability of the Group’s contractual arrangements.

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

Any of these actions could cause significant disruptions to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to the Group’s corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual rights over the assets of the VIEs that conduct the Group’s operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect the Group’s financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If the Group fails to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to the Group’s contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind the Group’s contractual arrangements or restructure the Group’s business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect the Group’s operations and future financing.

We rely on contractual arrangements with the VIEs and their respective shareholders for a significant portion of the Group’s business operations which may not be as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the VIEs, their respective shareholders and their respective subsidiaries to operate the Group’s online education services business in China. These contractual arrangements may not be as effective as direct ownership. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their respective subsidiaries constituted 21.4%, 46.3% and 63.4% of the Group’s total net revenues in 2021, 2022 and 2023, respectively.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of the Group’s business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs may not be as effective as direct ownership would be.

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

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt the Group’s business, render the Group unable to conduct some or all of the business operations and constrain the Group’s growth.

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

Mr. Peng Ou, our founder and the chairman of our board of directors, owns approximately 65.4% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 11.6% of our voting power as of the date of this annual report. In addition, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees collectively beneficially own approximately 7.7% of our issued and outstanding Class A ordinary shares and 96.2% of our issued and outstanding Class C ordinary shares, which constitute approximately 77.2% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. See “—Risks Related to the ADSs—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over the Group’s business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, either in direct or indirect means, are required to report and file required documents with the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days of the completion of fund raising activities on the same overseas capital market and shall make required filing immediately after they submit application for their listing or offering securities in other overseas capital markets. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—M&A Regulations and Overseas Listings.” However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear. We cannot assure you that we could complete the filing procedure in relation to any further capital raising activities as required in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take further actions requiring the Group, or making it advisable for the Group, not to proceed with such offering or maintain the listing status of the ADSs. If we proceed with any of such offering or maintain the listing status of the ADSs without obtaining the CSRC’s approval to the extent it is required, or if the Group is unable to comply with any new approval or filing requirements which might be adopted for offerings that we have completed prior to the effective date of the Overseas Listing Trial Measures, the Group may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on the Group’s operations in China, limit the Group’s ability to pay dividends outside of China, limit the Group’s operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in the Group’s operations and the value of the ADSs.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, the PRC legal system continues to evolve rapidly, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties and may change quickly with little advance notice, which could result in a material adverse change in the Group’s operations and the value of the ADSs. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Group enjoys. These uncertainties may affect the Group’s judgment on the relevance of legal requirements and the Group’s ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from the Group.

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

The PRC government’s significant oversight over the Group’s business operation in China could result in a material adverse change in the Group’s operations in China and the value of the ADSs. The Chinese government may intervene or influence the Group’s operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC government has significant oversight and discretion over the conduct of the Group’s business and may intervene with or influence the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected educational industry, especially the educational services related to K-12 students, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding educational industry that could further adversely affect the Group’s business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based issuers like us. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in the Group’s operations and the value of the ADSs.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against the Group or the Group’s management named in the annual report based on foreign laws.

We are a Cayman Islands exempted company and currently substantially all of the Group’s business operations are conducted in the PRC through our subsidiaries incorporated in the PRC and the contractual arrangements among our PRC subsidiaries and the VIEs. Substantially all of the Group’s assets are located in China. In addition, all our directors and senior executive officers reside within China for a significant portion of the time and most are PRC nationals, while two of our directors are Hong Kong residents. The Group does not have any material operations or assets in Hong Kong. It may be difficult for our shareholders to effect service of process upon the Group or those persons inside China, including Hong Kong. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China or Hong Kong of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business.

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

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, the VIEs and their respective subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to the Group’s businesses, pay dividends or otherwise fund and conduct the Group’s business.

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

For details about the applicable regulations and rules relating to such cash transfers through our Group, see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” and “—Governmental control of currency conversion may limit the Group’s ability to utilize the Group’s net revenues effectively and affect the value of your investment.”

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and recently amended in 2024, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 and was amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant governmental authorities before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. The Measures for the Security Review of Foreign Investments promulgated by the National Development and Reform Commission and MOFCOM which became effective from January 2021 further requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. The Group may pursue potential strategic acquisitions that are complementary to the Group’s business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit the Group’s ability to complete such transactions, which could affect the Group’s ability to expand the Group’s business or maintain the Group’s market share.

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, the Group may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect the Group’s financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect the Group’s business and prospects.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly

Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes of “actual control” in determining whether a company is considered a foreign invested enterprise, and thus this regulatory topic remains unclear under the Foreign Investment Law. On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law. However, since the Foreign Investment Law and the Implementation Rules of Foreign Investment Law are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding the Group’s existing contractual arrangements and/or disposal of the Group’s related business operations, the Group may face uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group’s current corporate structure, financial condition and business operations.

The PCAOB had previously been unable to inspect our auditor in relation to their audit work performed for the Group’s financial statements. Such inability to inspect in the past has deprived our investors with the benefits of such inspections.

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

The ADSs will be delisted and the ADSs and shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act became the law, which reduced the time period before the ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from three consecutive years to two consecutive years. There is no certainty that we will be able to list the ADSs on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated its previous determinations to the contrary. As a result, we were not at risk of having our securities subject to trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. Should the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination and we would be at risk of having our securities subject to a trading prohibition under the HFCAA.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. If our auditor is unable to be inspected in time, we could be delisted from the New York Stock Exchange and the ADSs will not be permitted for trading in the United States either. Such a delisting would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on the Group’s business, financial condition and prospects.

Regulation and censorship of information disseminated over the internet in China may adversely affect the Group’s business and reputation and subject the Group to liability for information displayed on our website.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, prohibits, without the approval of the securities regulatory authority in China, (i) foreign securities regulators from engaging in any inspection activities within China and (ii) anyone from providing any documents or materials relating to capital markets activities to foreign parties. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. In addition, the Overseas Listing Trial Measures provides, among others, that domestic companies or individuals shall obtain the consent from the CSRC and relevant competent departments, if they provide relevant documents and materials in accordance with the requirements of overseas securities regulators for investigation and collection of evidence. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear. If the Group is required to obtain the consent from the CSRC and relevant competent departments when providing information needed for regulatory investigations or litigation initiated outside China, it is uncertain whether the Group could obtain such consent in a timely manner, or at all. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Risks Related to the ADSs

If the market price for the ADSs falls below US$1.00 for an extended period of time, or falls to US$0.16 at any time, the ADSs may be delisted from the NYSE.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. We received a letter from the NYSE dated July 23, 2021 notifying us that the stock prices of the ADSs are below compliance standards due to the fact that the average closing price of the ADSs was less than $1.00 for a consecutive 30 trading-day period. In response to the letter from the NYSE, we changed the ratio of the ADSs representing our Class A ordinary shares from each 25 ADSs representing one Class A ordinary share to each two ADSs representing one Class A ordinary share, effective August 31, 2021. However, we cannot assure you that the ADSs will remain in compliance with the NYSE listing rules going forward. If the ADSs are delisted from the NYSE, the liquidity and value of an investment in the ADSs will be materially and adversely affected.

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
•
announcements of new regulations, rules or policies relevant for the Group’s business;
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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing the Group’s business. Even if such allegations are ultimately proven to be groundless, allegations against the Group could severely impact the Group’s business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of the Group’s business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by the Group from our subsidiaries, the Group’s financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to the Group under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) or to obtain copies of register of members of these companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Mr. Peng Ou, our founder and chairman of our board of directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our current and prior senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constitute approximately 48.6% of our total issued and outstanding share capital and 79.7% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, beneficially owns all of our issued and outstanding Class B ordinary shares, which constitutes approximately 12.1% of our total issued and outstanding share capital and 13.8% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report.

As a result of this triple-class share structure and the concentration of ownership, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees will have significant influence over the Group’s business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Group or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we do not believe we were a PFIC for the 2023 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In October 2015, our wholly-owned subsidiary, Sunlands Online Education HK Limited, or Sunlands HK, was incorporated in Hong Kong.

In July 2017, Tianjin Alaman Education Technology Co., Ltd. (formerly known as “Tianjin Studyvip Education Co., Limited”), or Tianjin Alaman, our wholly-owned subsidiary, was incorporated in the PRC. It was renamed as Tianjin Alaman Education Technology Co., Ltd. in February 2021.

In August 2017, Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, our wholly-owned subsidiary, was incorporated in the PRC. Wuhan Zhibo is wholly owned by Sunlands HK.

In June 2019, Wuhan Zhidao Online Education Technology Co., Ltd. (formerly known as “Wuhan Shangde Online Education Technology Co., Ltd.”), or Wuhan Shangde, our wholly-owned subsidiary, was incorporated in the PRC. It was renamed as Wuhan Zhidao Online Education Technology Co., Ltd. in November 2022. Wuhan Shangde is wholly owned by Wuhan Zhibo.

In December 2020, Cheerwins Technology Group, or Cheerwins Cayman, our wholly-owned subsidiary, was incorporated in Cayman.

In January 2021, Cheerwins Online Education HK limited, or Cheerwins HK, our wholly-owned subsidiary, was incorporated in Hong Kong. Cheerwins HK is wholly owned by Cheerwins Cayman and currently holds 100% of the equity interests of Tianjin Alaman.

In April 2021, FireSky Investment HK Limited, or FireSky Investment, our wholly-owned subsidiary, was incorporated in Hong Kong.

In June 2021, Wuhan Zhongtudao Technology Co., Ltd, or Wuhan Zhongtudao, our wholly-owned subsidiary, was incorporated in the PRC. Wuhan Zhongtudao is wholly owned by FireSky Investment.

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

From September 2019 to December 2020, Wuhan Zhibo entered into the VIE Contractual Arrangements with (i) Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, (ii) Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, (iii) Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, (iv) Guangzhou Wudawei Education Technology Co., Ltd., or Guangzhou Wudawei, (v) Guangzhou Tianyong Online Education Technology Co.,

Ltd., or Guangzhou Tianyong, and (vi) Wuhan Xingui Online Technology Co., Ltd. (formerly known as “Wuhan Hadeliang Online Education Technology Co., Ltd.”), or Wuhan Hadeliang, and (vii) Tianjin Shangde, as well as their shareholders. As part of our efforts to streamline our corporate structure, the VIE Contractual Arrangements between Wuhan Zhibo and (i) Wuhan Xiaoyan, (ii) Beijing Odysseus, (iii) Guangzhou Wudawei, (iv) Guangzhou Tianyong, (v) Wuhan Hadeliang, (vi) Wuhan Jiayan and (vii) Tianjin Shangde, as well as their shareholders, were terminated respectively through a series of transactions from April 2021 to October 2023.

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

In June 2021, Wuhan Zhongtudao entered into the VIE Contractual Arrangements with Wuhan Xiaoyan and its shareholders.

In November 2021, Wuhan Zhibo entered into the VIE Contractual Arrangements with Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding, and its shareholders. In August 2023, due to the change of shareholders of Beijing Lingding, Wuhan Zhibo updated the VIE Contractual Arrangements with Beijing Lingding and its new shareholders.

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

In December 2021, we approved a share repurchase program under which our company is authorized to repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months until December 2023. In December 2023, we extended such share repurchase program for another 24 months until December 2025.

In June 2022, our board of directors declared a special cash dividend in the amount of US$1.36 per ordinary share, or US$0.68 per ADS to holders of our ordinary shares and ADSs as of June 30, 2022. The aggregate amount of such cash dividends was approximately US$9.5 million.

The Group’s corporate headquarters is located at Building 6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. The Group’s telephone number at this address is +86-10-52413738. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016. The SEC maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information about us. The Group’s corporate website is www.sunlands.com. None of the information contained on our website, or any website referred to in this annual report, is part of this annual report.

4.B. Business Overview

Mission

We believe education should nurture and spread new ideas to enrich lives. High-quality education should be available to everyone. We all share a common aspiration to improve ourselves through education. The Group’s mission is to transform education through technology and innovation, making learning experiences enjoyable and rewarding.

Overview

The Group is a leader in China’s adult online education market and China’s adult personal interest learning market. The Group has a deep understanding of the educational needs of the Group’s prospective students and offer solutions that help them achieve their goals. The Group offers online professional courses and educational content, including various interest courses, aimed at preparing students for professional certification exams, enhancing their professional skills, and catering to their personal interests. In addition, the Group offers various degree- or diploma-oriented post-secondary courses through the Group’s online platforms.

Founded in 2003 as a traditional education company, the Group transitioned to an online education model in 2014. The Group’s online education model enables students to access the course and educational content offerings anywhere and anytime.

The Group has been successful in addressing the unmet demand of a large, growing market and served approximately 3,686,000 students across China since the Group transitioned to an online education model in 2014. The number of the Group’s students was 1,104,630, 1,067,042 and 1,131,435, respectively, in 2021, 2022 and 2023. For the same years, the Group’s new student enrollments were 434,228, 534,280 and 616,341, respectively.

Solutions
The Group offers adult online education and adult personal interest learning education through extensive courses and educational content offerings. As of December 31, 2023, the Group offered interest, professional skills and professional certification preparation courses, and degree- or diploma-oriented post-secondary courses.

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

The Group’s net revenues were RMB2,507.8 million, RMB2,323.1 million and RMB2,159.6 million (US$304.2 million) respectively, and the Group’s gross billings were RMB1,970.0 million, RMB1,496.7 million and RMB1,504.6 million (US$211.9 million), respectively, in 2021, 2022 and 2023. The Group recorded net income of RMB212.4 million, RMB643.0 million and RMB640.8 million (US$90.3 million) in 2021, 2022 and 2023. The Group’s deferred revenues were RMB2,348.2 million, RMB1,690.9 million and RMB1,113.9 million (US$156.9 million), respectively, as of December 31, 2021, 2022 and 2023.

Business Model and Online Education Services

The Group offers adult online education services and adult personal interest learning courses through online and mobile platforms to adult students. The Group delivers a diverse, comprehensive range of online courses in a live streaming format focused on fostering an interactive learning experience and community-oriented student support services. The Group also provides students with a variety of proprietary educational content to help reinforce what is taught in classes and assess their learning outcomes.

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

Currently, the Group’s course offerings mainly cover two main components, namely (i) interest, professional skills and professional certification preparation courses, and (ii) degree- or diploma-oriented post-secondary courses. The following table sets forth the Group’s net revenues, gross billings and new student enrollments attributable to each type of course offering. For a reconciliation of the Group’s gross billings and net revenues, see “—Non-GAAP Financial Measures.”

	For the Year Ended December 31,
	2021	2022	2023
Net revenues (RMB in thousands)
Interest, professional skills and professional certification preparation courses	793,881	1,112,707	1,449,858
Degree- or diploma-oriented post-secondary courses	1,634,575	1,084,857	534,041
Others(1)	79,361	125,537	175,685
Total	2,507,817	2,323,101	2,159,584
Gross billings (RMB in thousands)
Interest, professional skills and professional certification preparation courses	906,375	1,244,309	1,481,075
Degree- or diploma-oriented post-secondary courses	1,063,649	252,422	23,542
Total	1,970,024	1,496,731	1,504,617
New student enrollments
Interest, professional skills and professional certification preparation courses	302,330	483,200	585,254
Degree- or diploma-oriented post-secondary courses	131,898	51,080	31,087
Total	434,228	534,280	616,341

Note:

(1) Include commissions received for providing referral services to third-party companies and revenues from sales of goods such as books and learning materials, among others.

Interest, professional skills and professional certification preparation courses

The Group develops interest and professional skills courses that help students cater to their interests and develop professional skills as the Group saw a surging trend in adults undertaking such courses online. As of December 31, 2023, the Group offered professional skills and interest courses such as Wealth Management, Voice Acting, Chinese Painting and Calligraphy. In addition, the Group also offers professional certification preparation courses designed to give students the skills, knowledge and abilities that are commonly required or helpful for a broad range of professions. The employment market is becoming increasingly competitive, motivating workers to enhance their career competitiveness through vocational education. As of December 31, 2023, the professional certification preparation courses covered various industries and professions, including Accounting, Human Resources and Teaching. The Group’s solid foundation and rich resources in course portfolio has enabled the Group to successfully grasp market opportunities and effectively scale up the Group’s offerings.

In recent years, the Group’s course offerings have become more diversified, and the interest, professional skills and professional certification preparation course offerings have contributed to an increasing proportion of the Group’s overall revenues. In 2021, 2022 and 2023, the interest, professional skills and professional certification preparation courses represented approximately 31.7%, 47.9% and 67.1%, respectively, of the Group’s net revenues, and approximately 46.0%, 83.1% and 98.4%, respectively, of the Group’s gross billings. In addition, the interest, professional skills and professional certification preparation courses represented approximately 69.6%, 90.4% and 95.0%, respectively, of the Group’s new student enrollments in 2021, 2022 and 2023. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—To the extent the Group relies on certain types of course offerings to generate revenues, the Group will be subject to concentration risks, including risks resulting from changes in government policies.”

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

Degree- or diploma-oriented post-secondary courses

The degree- or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, and other degree- or diploma-oriented post-secondary courses. As of December 31, 2023, STE courses covered 12 majors, including Chinese Language and Literature, Law, Pre-School Education, Marketing, English, Human Resource Management, Business

Administration, Business Management, Financial Management, Accounting, Administrative Management and Computer Information Management. Other degree- or diploma-oriented post-secondary course offerings include preparation courses for the entrance examinations of Master of Business Administration (“MBA”) in China and overseas.

Degree- or diploma-oriented post-secondary courses, especially STE courses, have historically accounted for the largest proportion of the Group’s net revenues, gross billings and new student enrollments. In recent years, the Group’s course offerings have become more diversified. In 2021, 2022 and 2023, degree- or diploma-oriented post-secondary courses represented approximately 65.1%, 46.7% and 24.8%, respectively, of the Group’s net revenues, and approximately 54.0%, 16.9% and 1.6%, respectively, of the Group’s gross billings. In addition, degree- or diploma-oriented post-secondary courses represented approximately 30.4%, 9.6% and 5.0%, respectively, of the Group’s new student enrollments for the years ended December 31, 2021, 2022 and 2023.

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

We believe the live streaming format and highly interactive learning experience makes the Group’s services highly attractive to students. In 2021, 2022 and 2023, the Group’s new student enrollments were 434,228, 534,280 and 616,341, respectively.

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

Students

The Group has a large student base, primarily as a result of the Group’s well-established brand and effective sales and marketing efforts. In 2021, 2022 and 2023, the Group had 1,104,630, 1,067,042 and 1,131,435 students, respectively, and the Group’s new student enrollments were 434,228, 534,280 and 616,341, respectively.

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

Faculty

The Group maintains a large full-time faculty dedicated to helping students succeed. As of December 31, 2023, the Group’s faculty primarily consisted of 100 teachers and 75 mentors based in Beijing and Wuhan, China.

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

The Group has built a large, well-trained professional sales and marketing team. As of December 31, 2023, the Group had a total of 1,614 sales and marketing personnel. The Group maintains sales and marketing personnel in major regional markets, such as Beijing, Wuhan, Shenzhen and Guangzhou. The Group’s sales and marketing force adopt sales and marketing strategies customized based on the needs and profile of prospective students in different markets. The Group divides the sales and marketing personnel into different teams, each dedicated to executing marketing strategies in a particular course offering or demographics.

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

The Group maintains a dedicated IT development and support team. As of December 31, 2023, the Group had 138 technology development personnel.

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
•
Installment payment plan. The Group offers an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to the Group by such credit provider. The Group also partners with credit intermediaries, who connect students with credit providers. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from 3 to 12 months. Under the cooperation agreement between the Group and each credit provider, the Group is responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. The Group generally does not guarantee the payment of the loan principal by the students. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may face risks associated with the installment tuition payment plan the Group offers to its students.” In 2021, 2022 and 2023, the Group’s student loan coverage ratios were 24.8%, 5.1% and 1.3%, respectively. During the same periods, the Group made interest payments of RMB36.9 million, RMB6.0 million and RMB1.5 million (US$0.2 million), respectively, to the credit providers.

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

Intellectual Property

The Group relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect the Group’s intellectual property rights. The Group owns copyrights to the educational content the Group developed in-house. The Group enters into standard employment agreements with teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment is the Group’s intellectual property. As of the date of this annual report, the Group has registered 312 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 179 software copyrights with the PRC State Copyright Bureau, and registered 273 domain names.

Despite the Group’s efforts to protect itself from infringement or misappropriation of the Group’s intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use the Group’s intellectual property. In the event of a successful claim of infringement and the Group’s failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, the Group’s business could be harmed. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may from time to time be subject to infringement claims relating to intellectual properties of third parties.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—If the Group fails to protect the Group’s intellectual property rights, the Group’s brand and business may suffer.”

Competition

The Group primarily competes with offline, classroom-based education service providers. Additionally, the Group expects to face competition as a result of new entrants to the adult online education market and the adult personal interest learning market in China, including established education service providers that had not previously offered such courses. The Group competes with the Group’s competitors for student enrollments and engagement, high-quality faculty members, sales and marketing effectiveness, among other things.

We believe that the principal competitive factors in China’s adult online education market and adult personal interest learning market include the following:

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

Licenses and Approvals

See “Item 3. Key Information—Licenses and Approvals” for details.

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

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to go through the filing procedure immediately but may be required to go through the filing procedure if future fund raising activities are involved; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

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

On July 21, 2023, the MIIT issued a Notice on the Filing of Mobile Internet Apps, according to which, app operators shall complete the filing procedure with the provincial communications administration where it is domiciled through the “National Management System for the Basic Internet Resources”. Any failure of such filing shall cause app operators prohibited from engaging in relevant apps internet information services. Network access service providers, distribution platforms and smart terminal manufacturers shall not provide network access, distribution, pre-installation and other services for apps that have not completed the filing procedures. A transition period from September 2023 to March 2024 will be granted to the apps that have carried out business before the promulgation of this Notice, or the Existing Apps, within which Existing Apps shall conduct and complete the apps filling.

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

On April 8, 2024, the MIIT issued the Circular on Pilot Work of Expanding the Opening Up of Value-Added Telecommunications Services, pursuant to which, the foreign ownership limits on several services, including (i)Internet Data Center, (ii)Content Delivery Networks, (iii)Internet Access Services, (iv)online data processing and transaction, (v) information publishing platform and delivery services (except Internet news and information, online publishing, online audiovisual, Internet culture business), and (vi) information protection and processing services in designated pilot areas, are eliminated. However, this Circular are newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement.

To comply with the above-mentioned foreign ownership restrictions, the Group operates its online platform in China through Beijing Sunlands, all of the shareholders of Beijing Sunlands are PRC domestically funded entities, and Beijing Sunlands is controlled by Wuhan Zhibo, our PRC subsidiary, through a series of contractual arrangements. Beijing Sunlands is the holder of the domain names, trademarks and facilities necessary for daily operations of the Group’s online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, the contractual arrangements among Wuhan Zhibo, Beijing Sunlands and its shareholders and subsidiaries are valid, binding and enforceable under PRC laws and regulations currently in effect. However, we were further advised by our PRC legal counsel that there are uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

Regulations on Tourism

Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of tourism, a travel agency shall obtain approval from the tourism authorities, and the specific conditions shall be met. Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design.

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

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to this Provisions, the data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or region, data processors are not required to report security assessment for its outbound data transfer as important data. This Provisions also establish specific exemptions for the outbound data transfer. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirement of outbound data transfer, such as, security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection. In addition, Pilot Free Trade Zones are granted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative list without security assessment.

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

Trademark

Trademarks are protected by the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. On April 23, 2019, the Standing Committee of the National People’s Congress promulgated the latest amendment of Trademark Law, which came into effect on November 1, 2019. Compared to the currently effective Trademark Law, the latest amendment of Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected and (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people’s court according to applicable laws.

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

According to the Circular on Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment promulgated by SAFE on October 23, 2019, which was amended by SAFE Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment on December 4, 2023, non-investment FIEs are allowed to make domestic equity investment with their capital funds provided that the existing negative list for foreign investment are complied with and the projects invested thereby in China are true and comply with applicable laws and regulations.

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

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

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

On January 5, 2023, the NDRC promulgated the Administrative Measures for the Review and Registration of Medium and Long-Term Foreign Debts of Enterprises, or the Foreign Debts Measures, which became effective on February 10, 2023. Pursuant to the Foreign Debts Measures, PRC enterprises are not allowed to raise medium and long-term foreign debts unless and until they have completed the review and registration process and obtained the review and registration certificate issued by NDRC. Also, the Foreign Debts Measures require PRC enterprises to register with NDRC prior to making a material amendment to a medium and long-term foreign debts transaction and to submit related information to NDRC within 10 business days after each drawdown of the medium and long-term foreign debts.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK, FireSky Investment and Cheerwins HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo, Wuhan Zhongtudao and Tianjin Alaman, respectively, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements the Group has are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

4.C. Organizational Structure

The following chart illustrates the Group’s organizational structure, including our significant subsidiaries and the significant VIE as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries as of the date of this annual report.

———— Equity interest

------------ Contractual arrangements

See “Item 3. Key Information—Contractual Arrangements with Consolidated VIEs and Their Shareholders” for details of the contractual arrangements with the VIEs.

4.D. Property, Plants and Equipment

The Group’s current principal executive offices are located at Building 6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. The Group maintains offices in Beijing, China, with an aggregate of approximately 9,580 square meters. These facilities currently accommodate the Group’s management headquarters, as well as the sales and marketing, course and educational content development, and general and administrative activities. The Group also maintains offices in Wuhan, China, with an aggregate of approximately 17,721 square meters, to support part of the Group’s sales and marketing activities. In addition, the Group maintains offices in Guangzhou, China, with an aggregate of approximately 5,133 square meters, to support the sales and marketing activities as well as general and administrative activities.

The Group leases all of the facilities that the Group currently occupies from independent third parties. We believe that the facilities that the Group currently leases are adequate to meet the Group’s needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements about the Group’s business and operations based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those currently anticipated as a result of many factors, including those described under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report on Form 20-F.

5.A. Operating Results

Major Factors Affecting Results of Operations

The Group operates in China’s adult online education market and adult personal interest learning market, and the Group’s results of operations and financial condition are significantly affected by general factors affecting this market. Drivers for the Group’s growth include China’s rapid economic growth, continued urbanization, and rising per capita disposable income, all of which have allowed Chinese households, particularly working adults, to spend more disposable income on education. In addition, driven by a strong desire for employment, career promotion, salary increases and local residence qualification, adult online education and adult personal interest learning education in China have grown rapidly in the past several years and are expected to continue to grow in the future.

Changes to China’s economy and GDP growth also have a material impact on the adult online education market and the adult personal interest learning market. In addition, the industry the Group operates in is fragmented, and the Group faces competition from traditional offline players. At the same time, the Group’s results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of the Group’s business and operations, including the qualification and licensing requirements for entities that provide online education services and limitations on foreign investments in the online education industry.

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

In 2021, 2022 and 2023, the Group’s new student enrollments were 434,228, 534,280 and 616,341, respectively, and the numbers of students were 1,104,630, 1,067,042 and 1,131,435, respectively. The Group’s new student enrollments remained relatively stable, primarily due to the increase in professional skills and general interest courses catering to growing demands for diverse personal education, partially offset by the decrease in degree- or diploma-oriented post-secondary courses. The Group is seeking to offer a broader range of courses, foster a more a social and entertaining learning experience, and use cutting-edge technologies, particularly AI, to improve students’ learning experience and outcomes which we believe would help to achieve positive results in the Group’s new student enrollments in the long run. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—If the Group fails to manage its business growth effectively, the success of the Group’s business model will be compromised.”

The Group’s ability to continue to increase the number of students and new student enrollments is primarily driven by factors including the quality of the Group’s education services, the range and attractiveness of the Group’s course offerings, the brand reputation, the ability to convert leads into student enrollments cost-effectively, and the availability of loans from third-party credit providers to students. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may face risks associated with the installment tuition payment plan the Group offers to its students.” The Group’s ability to attract prospective students in target markets and expand course offerings has a direct impact on maintaining growths in the number of students and new student enrollments, which in turn is subject to several other factors largely beyond the Group’s control, including the perception of the effectiveness of online education as compared to offline, classroom-based courses and the popularity of the degrees, diplomas, certifications, professions, professional skills or interests students are pursuing.

The Group’s pricing is affected by the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of course offerings, and the income levels that students expect to achieve upon passing the exams that they are pursuing through taking courses.

Ability to maintain an optimal mix of course length

The Group typically receives tuition from students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of the Group’s course packages. The tuition the Group collects from a student is initially recorded as deferred revenue and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. For the year ended December 31, 2023, the weighted average length of the Group’s interest, professional skills and professional certification preparation courses was approximately 5 months, and the weighted average length of the Group’s degree- or diploma-oriented post-secondary courses was approximately 15 months. As of December 31, 2021, 2022 and 2023, the Group’s deferred revenues were RMB2,348.2 million, RMB1,690.9 million and RMB1,113.9 million (US$156.9 million), respectively.

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

Sales and marketing expenses have historically represented a substantial portion of the Group’s total operating expenses. In 2021, 2022 and 2023, the Group’s sales and marketing expenses were RMB1,748.4 million, RMB1,129.5 million and RMB1,142.2 million (US$160.9 million), respectively. The increase in the sales and marketing expenses from 2022 to 2023 was mainly due to increased spending on branding and marketing activities, partially offset by the declined compensation expenses related to headcount reduction of sales and marketing personnel. The Group’s sales and marketing expenses are primarily composed of marketing spending and expenses incurred in relation to sales and marketing personnel. The Group’s ability to lower the sales and marketing expenses as a percentage of gross billings depends on the Group’s ability to improve sales and marketing efficiency and leverage the Group’s existing brand value and word-of-mouth referrals in the sales and marketing efforts. In 2021, 2022 and 2023, the percentage of the Group’s sales and marketing expenses divided by the Group’s gross billings was 88.8%, 75.5% and 75.9%, respectively.

The Group has acquired many of the existing students through search engine marketing channels, mobile marketing channels and, to a lesser extent, offline channels. Further, the Group relies on a large sales force to provide counseling-oriented sales services to convert sales leads into enrollments. As such, the cost-effectiveness of the sales and marketing depends heavily on the ability to enhance returns from different marketing channels, as well as to improve the efficiency of the counseling-oriented sales activities. The Group also plans to further strengthen the mobile marketing endeavors, which we believe are particularly critical to attracting prospective students who are not yet aware of solutions available to satisfy their desire to pursue adult online education and adult personal interest learning education. These initiatives have placed, and will continue to place, significant strains on the ability to sell and market the Group’s course offerings in an efficient and cost-effective manner.

Key Components of Results of Operations

Net revenues

The Group derives substantially all net revenues from tuition that the Group charges students for the course packages that they purchase. In 2021, 2022 and 2023, the Group generated net revenues of RMB2,507.8 million, RMB2,323.1 million and RMB2,159.6 million (US$304.2 million), respectively.

The Group generally bills students for the entire course tuition upfront at the time of sale of the course packages. The tuition the Group collects from a student is initially recorded as deferred revenue and is generally recognized proportionally over a weighted average period of 5 months for the interest, professional skills and professional certification preparation courses and a weighted average period of 15 months for the degree- or diploma-oriented post-secondary courses for the year ended December 31, 2023. As of December 31, 2021, 2022 and 2023, the Group had deferred revenue of RMB2,348.2 million, RMB1,690.9 million and RMB1,113.9 million (US$156.9 million), respectively. For a reconciliation of the Group’s gross billings and net revenues, see “—Non-GAAP Financial Measures.”

The following table sets forth a breakdown of the Group’s total net revenues for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest, professional skills and professional certification preparation courses	793,881	31.7	1,112,707	47.9	1,449,858	204,208	67.1
Degree- or diploma-oriented post-secondary courses	1,634,575	65.1	1,084,857	46.7	534,041	75,218	24.8
Others(1)	79,361	3.2	125,537	5.4	175,685	24,745	8.1
Total net revenues	2,507,817	100.0	2,323,101	100.0	2,159,584	304,171	100.0

Note:

(1) Include commissions received for providing referral services to third-party companies and revenues from sales of goods such as books and learning materials, among others.

Cost of revenues

The Group recorded cost of revenues of RMB376.2 million, RMB348.2 million and RMB265.5 million (US$37.4 million) in 2021, 2022 and 2023, respectively. Salaries and benefits paid to teachers and mentors accounted for a primary portion of cost of revenues. In 2021, 2022 and 2023, salaries and benefits paid to teachers and mentors that the Group recorded as cost of revenues were RMB209.1 million, RMB160.5 million and RMB91.4 million (US$12.9 million), respectively, accounting for 55.6%, 46.1% and 34.4%, respectively, of the cost of revenues for the same periods. The cost of revenues also included cost of printed books and learning materials, service fees paid to educational institutions, cooperation costs, related rental expenses, server management costs, bandwidth costs, payment processing costs, insurance cost, depreciations for property and equipment and amortizations for intangible assets. See “Item 4. Information on the Company—4.B. Business Overview—Tuition and Fees.” The Group expects the cost of revenues to increase in an absolute amount in line with the expansion of business and student base growth.

Operating expenses

The Group’s operating expenses consist of sales and marketing expenses and, to a lesser extent, general and administrative expenses and product development expenses. The following table sets forth the Group’s operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	1,748,436	86.7	1,129,508	83.2	1,142,154	160,869	86.6
General and administrative	207,602	10.3	185,667	13.7	143,286	20,181	10.9
Product development	61,325	3.0	42,834	3.1	33,723	4,750	2.5
Total operating expenses	2,017,363	100.0	1,358,009	100.0	1,319,163	185,800	100.0

Sales and marketing expenses

The following table sets forth a breakdown of the Group’s sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Expenses incurred in relation to sales and marketing personnel	833,019	47.6	564,666	50.0	518,040	72,964	45.4
Marketing spending	819,563	46.9	511,931	45.3	590,565	83,179	51.7
Rentals and related expenses	38,935	2.2	9,313	0.8	5,158	726	0.5
Others	56,919	3.3	43,598	3.9	28,391	4,000	2.4
Total sales and marketing expenses	1,748,436	100.0	1,129,508	100.0	1,142,154	160,869	100.0

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	2,507,817	2,323,101	2,159,584	304,171
Cost of revenues(1)	(376,189)	(348,150)	(265,528)	(37,399)
Gross profit	2,131,628	1,974,951	1,894,056	266,772
Operating expenses
Sales and marketing expenses(1)	(1,748,436)	(1,129,508)	(1,142,154)	(160,869)
Product development expenses(1)	(61,325)	(42,834)	(33,723)	(4,750)
General and administrative expenses(1)	(207,602)	(185,667)	(143,286)	(20,181)
Total operating expenses	(2,017,363)	(1,358,009)	(1,319,163)	(185,800)
Income from operations	114,265	616,942	574,893	80,972
Interest income	16,175	16,248	31,094	4,379
Interest expense	(10,929)	(10,059)	(7,657)	(1,078)
Other income, net	39,156	24,527	34,097	4,802
Impairment loss on long-term investments	(5,000)	(500)	(61)	(9)
Gain on disposal of subsidiaries	43,967	1,390	43,715	6,157
Income before income tax benefits/(expenses) and (loss)/gain from equity method investments	197,634	648,548	676,081	95,223
Income tax benefits/(expenses)	19,618	(11,992)	(25,166)	(3,545)
(Loss)/gain from equity method investments	(4,886)	6,453	(10,084)	(1,420)
Net income	212,366	643,009	640,831	90,258
Less: Net (loss)/income attributable to non-controlling interest	(6,690)	(950)	1	—
Net income attributable to Sunlands Technology Group	219,056	643,959	640,830	90,258
Net income per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	32.56	94.14	92.88	13.08
Weighted average shares used in calculating net income per ordinary share—basic and diluted	6,727,552	6,840,079	6,899,456	6,899,456

Note:

(1) Share-based compensation expenses are included in:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	101	33	—	—
Sales and marketing expenses	(14)	4,166	—	—
Product development expenses	—	—	—	—
General and administrative expenses	681	2,982	—	—
Total	768	7,181	—	—

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues

The Group’s net revenues decreased by 7.0% from RMB2,323.1 million in 2022 to RMB2,159.6 million (US$304.2 million) in 2023, primarily due to the decrease in the gross billings from degree- or diploma-oriented post-secondary courses. Despite that gross billings from degree- or diploma-oriented post-secondary courses decreased to RMB23.5 million in 2023 from RMB252.4 million in 2022, gross billings from interest, professional skills and professional certification preparation courses increased to RMB1,481.1 million (US$208.6 million) in 2023 from RMB1,244.3 million in 2022. A significant portion of the gross billings from interest, professional skills and professional certification preparation courses generated in 2023 were recognized as net revenues in the same year, primarily because revenues generated from interest, professional skills and professional certification preparation courses are generally recognized over a shorter period of time than degree- or diploma-oriented post-secondary courses. The weighted average “service period” (i.e., the period over which revenues for the online courses are recognized on a straight line basis) of the interest, professional skills and professional certification preparation courses in 2022 and 2023 was 7 months and 5 months as compared to 21 months and 15 months of degree- or diploma-oriented post-secondary courses in 2022 and 2023, respectively.

Cost of revenues

The Group’s cost of revenues decreased by 23.7% from RMB348.2 million in 2022 to RMB265.5 million (US$37.4 million) in 2023. The decrease was mainly due to the declined compensation expenses related to headcount deduction, including teachers and mentors, from RMB160.5 million in 2022 to RMB91.4 million (US$12.9 million) in 2023.

Gross profit

As a result of the foregoing, the Group’s gross profit decreased by 4.1% from RMB1,975.0 million in 2022 to RMB1,894.1 million (US$266.8 million) in 2023, and gross margin increased from 85.0% in 2022 to 87.7% in 2023.

Operating expenses

The Group’s operating expenses decreased by 2.9% from RMB1,358.0 million in 2022 to RMB1,319.2 million (US$185.8 million) in 2023.

Sales and marketing expenses

The Group’s sales and marketing expenses increased by 1.1% from RMB1,129.5 million in 2022 to RMB1,142.2 million (US$160.9 million) in 2023. The increase was mainly due to increased spending on branding and marketing activities, partially offset by the declined compensation expenses related to headcount reduction of sales and marketing personnel.

General and administrative expenses

The Group’s general and administrative expenses decreased by 22.8% from RMB185.7 million in 2022 to RMB143.3 million (US$20.2 million) in 2023, primarily due to (i) declined office expenses and rental expenses by RMB14.0 million, as a result of early termination of certain office space and (ii) a reduction in general and administrative personnel headcount, which led to a decrease in the related compensation expense of RMB11.7 million.

Product development expenses

The Group’s product development expenses decreased by 21.3% from RMB42.8 million in 2022 to RMB33.7 million (US$4.8 million) in 2023. The decrease was primarily due to declined compensation expenses related to headcount reduction of the product development personnel.

Other income

Other income for 2023 was RMB34.1 million (US$4.8 million), compared with RMB24.5 million in 2022. The increase was primarily due to the increased government subsidy that the Group received and recognized in 2023.

Net income

As a result of the foregoing, the Group’s net income for 2023 was RMB640.8 million (US$90.3 million), compared with RMB643.0 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results— Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” beginning on page 86 of our Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 25, 2023 (Securities Act File No. 001-38423).

Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating the Group’s operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. For a more detailed discussion of our tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Tuition and Fees.” The Group’s management uses gross billings as a performance measurement because the Group generally bills students for the entire course tuition at the time of sale of course packages and recognize revenue proportionally over a period.

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	2,507,817	2,323,101	2,159,584	304,171
Less: other revenues(1)	(79,444)	(125,864)	(176,014)	(24,791)
Add: tax and surcharges	177,966	66,638	62,352	8,782
Add: ending deferred revenue	2,348,179	1,690,946	1,113,923	156,893
Add: deferred revenue in connection with disposal of subsidiaries	29,572	259	23,220	3,270
Add: ending refund liability	243,236	133,066	143,744	20,246
Less: beginning deferred revenue	(3,024,443)	(2,348,179)	(1,690,946)	(238,165)
Less: beginning refund liability	(232,859)	(243,236)	(133,066)	(18,742)
Less: beginning refund liability in connection with disposal of subsidiaries	—	—	1,820	256
Gross billings (non-GAAP)	1,970,024	1,496,731	1,504,617	211,920

Note:

(1) Include commissions received for providing referral services to third-party companies and revenues from sales of goods such as books and learning materials, among others.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net income	212,366	643,009	640,831	90,258
Add: Income tax (benefit)/expenses	(19,618)	11,992	25,166	3,545
Depreciation and amortization	37,916	46,684	30,648	4,317
Interest expense	10,929	10,059	7,657	1,078
Less: interest income	(16,175)	(16,248)	(31,094)	(4,379)
EBITDA (non-GAAP)	225,418	695,496	673,208	94,819

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

PRC

Our subsidiaries and the VIEs and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or PRC EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. Besides, from January 1, 2023 to December 31, 2027, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

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

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing regulations provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited, FireSky Investment HK Limited and Cheerwins Online Education HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo, Wuhan Zhongtudao and Tianjin Alaman, respectively, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements the Group has are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Critical Accounting Policies and Estimates

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Group’s financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of the Group’s financial statements. For further information on our critical accounting policies, see Note 2 to the consolidated financial statements.

Revenue recognition

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Group’s contracts with customers may include promises to transfer multiple services and goods. Determining whether different services and goods are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

For the year ended December 31, 2023, the Group derived revenue primarily from the online education services. Revenues for online education services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends.

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

The transaction price of the integrated online education service package is determined by the contract amount net of any discount. Students are offered a full, unconditional refund within 24 hours upon enrollment and undelivered courses are eligible for refund during the entire service period, excluding registration fees. Refund liability represents the tuition fee collected by the Group which is expected to refund back to the customers as a result of the Group’s refund policy. Refund liabilities are estimated based on a historical refund ratio on a portfolio basis using the expected value method and current period experience factors, such as the anticipated cash refund that would occur in the normal course of business. This may requires significant judgments and the actual amount of refund may differ from the Group’s estimates.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

The Group financed operations from cash generated from operating activities as well as proceeds from the issuance and sale of our ordinary shares. As of December 31, 2023, the Group had RMB766.4 million (US$107.9 million) in cash, cash equivalents and restricted cash, the majority of which were held by our company, our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries in China. The Group’s cash and cash equivalents consist primarily of bank deposits and are primarily denominated in U.S. dollars and Renminbi. We believe that the Group’s current cash and anticipated cash flow from operations will be sufficient to meet the Group’s anticipated cash needs, including the cash needs for working capital and capital expenditures, for at least the next 12 months. As of December 31, 2023, the Group’s cash and cash equivalents denominated in U.S. dollars and Renminbi amounted to RMB560.8 million (US$79.0 million) and RMB202.5 million (US$28.5 million), respectively. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

The Group recorded net income of RMB212.4 million, RMB643.0 million and RMB640.8 million (US$90.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The Group had negative working capital of RMB509.0 million and positive working capital of RMB21.6 million (US$3.0 million) as of December 31, 2022 and 2023. The major factor for the Group’s negative working capital position as of December 31, 2022 was deferred revenue.

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

We did not have any off-balance sheet arrangements as of December 31, 2023.

As a holding company with no material operations of our own, the Group’s operations are primarily conducted through our subsidiaries and the VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through entrusted loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table sets forth a summary of the Group’s cash flows for the years indicated:

	For the Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	9,144	140,798	19,830
Net cash generated from/(used in) investing activities	96,182	(71,818)	(10,116)
Net cash used in financing activities	(67,911)	(74,658)	(10,515)
Effect of exchange rate changes	43,266	14,652	2,065
Net increase in cash, cash equivalents and restricted cash	80,681	8,974	1,264
Cash, cash equivalents and restricted cash at beginning of the year	676,723	757,404	106,678
Cash, cash equivalents and restricted cash at end of the year	757,404	766,378	107,942

For a summary of the Group’s cash flows in 2021, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Cash Flows and Working Capital” beginning on page 94 of our Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on April 27, 2022 (Securities Act File No. 001-38423).

Operating Activities

Net cash generated from operating activities was RMB140.8 million (US$19.8 million) in 2023. The difference between the Group’s net income of RMB640.8 million (US$90.3 million), after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred revenue of RMB553.8 million (US$78.0 million), (ii) a decrease in lease liability of RMB168.6 million (US$23.8 million), (iii) non-cash gain from disposal of subsidiaries of RMB43.7 million (US$6.2 million); partially offset by (i) a decrease in right-of-use asset of RMB142.3 million (US$20.0 million), (ii) a decrease in deferred costs of RMB37.3 million (US$5.3 million), (iii) an increase in accrued expenses and other current liabilities of RMB35.1 million (US$4.9million), (iv) depreciation and amortization of RMB30.6 million (US$4.3 million). Deferred revenue consisted primarily of tuition paid upfront by students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Net cash generated from operating activities was RMB9.1 million in 2022. The difference between the Group’s net income of RMB643.0 million, after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred revenue of RMB657.0 million, (ii) a decrease in accrued expenses and other current liabilities of RMB178.9 million, and(iii) a decrease in lease liability of RMB84.5 million; partially offset by (i) a decrease in right-of-use asset of RMB87.7 million (ii) a decrease in prepaid expenses and other current assets of RMB77.8 million, and (iii) a decrease in deferred costs of RMB76.6 million. Deferred revenue consisted primarily of tuition paid upfront by students at the time of purchase of course packages. Deferred costs consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Investing Activities

Net cash used in investing activities was RMB71.8 million (US$10.1 million) in 2023, which was primarily attributable to purchase of short-term investments of RMB773.3 million (US$108.9 million), partially offset by proceeds from maturity of short-term investments of RMB701.7 million (US$ 98.8 million).

Net cash generated from investing activities was RMB96.2 million in 2022, which was primarily attributable to proceeds from maturity of short-term investments of RMB1,357.9 million, partially offset by purchase of short-term investments of RMB1,244.6 million.

Financing Activities

Net cash used in financing activities in 2023 was RMB74.7 million (US$10.5 million), which was primarily attributable to repayment of bank debt of RMB38.7 million (US$5.4 million) and settlement of dividend payable of RMB31.3 million (US$4.4 million).

Net cash used in financing activities in 2022 was RMB67.9 million, which was primarily attributable to repayment of bank debt of RMB38.7 million and settlement of dividend payable for an amount of RMB32.6 million.

Material Cash Requirements

The Group’s material cash requirements as of December 31, 2023 and any subsequent interim period primarily include the Group’s operating lease commitments, long-term loans, capital expenditures and working capital requirements.

The Group’s operating lease commitments consist of the commitments under the lease agreements for office premises. The Group leases the office facilities under non-cancelable operating leases with various expiration dates. The majority of the Group’s operating lease commitments are related to our office lease agreements in China.

The Group’s long-term loans represent future maximum commitment relating to the principal amount and interests in connection with two loan agreements dated August 29, 2018 and November 21, 2018 in the aggregate principal amount of RMB260.0 million (US$40.8 million) and one loan agreement dated July 5, 2021 with the principal amount of RMB61.5 million (US$9.7 million). The annual interest rate for the loan agreements dated in 2018 was 1.472% prior to April 15, 2021, 1.25% from April 16, 2021 to August 25, 2023 and 0.7% after August 25, 2023 on top of base rate of one-year interest rate released by the People’s Bank of China. The annual interest rate for the loan agreement dated in 2021 was 1.05% prior to July 1, 2022 and 0.75% after July 1, 2022 on top of base rate of one-year interest rate released by the People’s Bank of China. Under the agreements, the Group is obligated to repay the loans in equal instalment every three months with maturity terms ranging from eight years to ten years. The Group repaid RMB34.0 million, RMB38.7 million and RMB38.7 million (US$5.4 million) for the principals of loans during the years ended December 31, 2021, 2022 and 2023, respectively.

The following table sets forth the Group’s contractual obligations as of December 31, 2023:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease commitments	239,188	18,790	39,273	39,566	141,559
Long-term loans	157,904	44,126	81,404	14,359	18,015

The Group’s capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment and buildings necessary to support the Group’s operations. The Group’s capital expenditures were RMB16.5 million, RMB3.2 million and RMB6.4 million (US$0.9 million), respectively, for the years ended December 31, 2021, 2022 and 2023. We intend to fund our future working capital requirements and capital expenditures from the Group’s existing cash balance, cash generated from operating activities and funds raised from financing activities.

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

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, we and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2021, the net amount of working capital support provided by our PRC subsidiaries to the VIEs was RMB12.5 million. In 2022 and 2023, the net amounts of working capital support provided by the VIEs to our PRC subsidiaries were RMB538.3 million and RMB602.9 million (US$84.9 million), respectively. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Condensed Consolidating Schedule,” and consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, Sunlands Technology Group had made cumulative capital contributions of US$200.0 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2021, 2022 and 2023, the VIEs transferred RMB62.6 million, RMB51.6 million and RMB26.8 million (US$3.8 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2021, 2022 and 2023. There were no other assets transferred between us and the VIEs in 2021, 2022 and 2023.

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

Our subsidiaries are permitted to pay dividends to their shareholders, and eventually to Sunlands Technology Group, only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business.”

Sunlands Technology Group has previously declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of its ordinary shares and ADSs on June 14, 2022, which has been fully paid as of December 31, 2023. We have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

To the extent cash or assets in the business are in the PRC, including Hong Kong, or a PRC (including Hong Kong) entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Sunlands Technology Group, our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Sunlands Technology Group, our subsidiaries, or the VIEs to transfer cash or assets. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business.”

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

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises, or the FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied. In addition, this table has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis. Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. The Group’s management is of the view that the likelihood that this scenario would happen is remote.

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Ou (also known as Jianhong Yin)	46	Founder, Chairman, Director
Tongbo Liu	37	Chief Executive Officer, Director
Jing Gao	39	Vice President, Director
Yang Wang	49	Director
Hangyu Li	41	Finance Director
Zheng Zhao (also known as Ching Chiu)	45	Independent Director
Yifan Li	56	Independent Director

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

Hangyu Li has served as our finance director since August 2017. He has been employed in our company since 2013. Prior to joining us, he served as a financial reporting manager at a pre-IPO company from 2011 to 2012. From 2009 to 2010, Mr. Li served as an internal auditor at Shanghai Pudong Development Bank. From 2005 to 2009, Mr. Li served as a senior auditor at Ernst & Young. Mr. Li received his MBA from Central University of Finance and Economics in 2013 and his bachelor's degree in accounting from Nanjing University in 2005. He is a member of Chinese Institute of Certified Public Accountant (“CICPA”) and a Certified Tax Accountant in China. He also holds CMA (Certified Management Accountant) certificate.

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

6.B. Compensation

Compensation of Directors and Senior Management

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB1.9 million (US$0.3 million) in cash to our executive officers. The payment of compensation to our independent directors for their services rendered for the year ended December 31, 2023 is in a total amount of RMB1.7 million (US$0.2 million), which has been fully paid in cash. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.” We do not set aside any amount to provide pension, retirement or similar benefits.

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

As of the date of this annual report, there were no outstanding equity awards granted to our directors and executive officers under the 2017 Plan. As of the same date, our other employees as a group held options to purchase 31,550 Class C ordinary shares, with an exercise price of US$84.75 per share.

For discussions of our accounting policies for awards granted pursuant to the 2017 Plan, see Note 2 to our consolidated financial statements.

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors, including two independent directors, namely Mr. Yifan Li and Mr. Zheng Zhao. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

6.D. Employees

The Group had 4,064, 2,318 and 2,113 full-time employees as of December 31, 2021, 2022 and 2023, respectively. The decrease in the number of full-time employees was mainly driven by the strategic contraction of the business. As of December 31, 2023, most of the Group’s employees were in Beijing, Guangzhou and Wuhan.

The following table sets forth the number of the Group’s employees as of December 31, 2023:

Function	Number of Full-Time Employees	Percentages
Academic and administrative faculty(1)	223	10.6%
Sales and marketing staff	1,220	57.8%
Sales operation	394	18.6%
General and administrative	138	6.5%
Technology development	138	6.5%
Total	2,113	100.0%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•
each of our directors and executive officers; and
•
each person known to the Group to beneficially own more than 5% of each class of our ordinary shares.

The calculations in the table below are based on 6,855,745 issued and outstanding ordinary shares as of March 31, 2024, comprising (i) 2,697,294 Class A ordinary shares (excluding 5,200 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans), (ii) 826,389 Class B ordinary shares, and (iii) 3,332,062 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A		Class B		Class C		% of Voting Power
	Number	Percentage	Number	Percentage	Number	Percentage	**
Directors and Executive Officers:†
Peng Ou(1)	111,120	4.1	—	—	2,721,904	81.7	65.4
Tongbo Liu(2)	30,385	1.1	—	—	482,732	14.5	11.6
Jing Gao(3)	60,383	2.2	—	—	—	—	*
Yang Wang	—	—	—	—	—	—	—
Hangyu Li	*	*	—	—	—	—	*
Zheng Zhao	—	—	—	—	—	—	—
Yifan Li	—	—	—	—	—	—	—
All directors and executive officers as a group	208,119	7.7	—	—	3,204,636	96.2	77.2
Principal Shareholders:
ELITE CONCEPT HOLDINGS LIMITED(4)	564,209	20.9	—	—	—	—	1.3
Affiliates of Orchid Asia(5)	352,776	13.1	—	—	—	—	*
PV PLUTO LIMITED(6)	—	—	826,389	100.0	—	—	13.8
Studyvip Online Education Limited(7)	—	—	—	—	2,084,772	62.6	49.9
MARBLE FAITH LIMITED(8)	—	—	—	—	637,132	19.1	15.2
SCuPt Global Limited(9)	—	—	—	—	355,306	10.7	8.5

Notes:

* Less than 1% of our total outstanding shares on an as-converted basis.

** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† The address of our directors and executive officers Mr. Peng Ou, Mr. Tongbo Liu, Ms. Jing Gao and Mr. Hangyu Li is Building 6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, China. The address of Mr. Yang Wang is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands. The address of Mr. Zheng Zhao is Suite 1503, New Oriental South Building, No. 2 Haidiandongsan Street, Beijing 100080, China. The address of Mr. Yifan Li is 1 Jumen Road, Apt. 1-2804, Shanghai, China.

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

(3) Represents 60,383 Class A ordinary shares in the form of ADSs held of record by Ms. Jing Gao.

(4) Represents 564,209 Class A ordinary shares directly held of record by ELITE CONCEPT HOLDINGS LIMITED, a Hong Kong company. The business address of ELITE CONCEPT HOLDINGS LIMITED is Flat/RM 4308B 43 AIA Tower, 183 Electric Road North Point, Hong Kong.

(5) Represents (i) 309,326 Class A ordinary shares directly held by Diamond Tower Investments Limited; and (ii) 43,450 Class A ordinary shares in the form of ADSs beneficially owned Ms. Lam Lai Ming. Diamond Tower Investments Limited is part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular. Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly owned by Ms. Lam Lai Ming. The business address of Diamond Tower Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, the British Virgin Islands.

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

To our knowledge, as of March 31, 2024, 1,723,430 of our Class A ordinary shares were held by one record holder in the United States, which was the Bank of New York Mellon, the depositary of our ADR program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

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

In June 2019, we, and certain of our current and former directors and officers and our underwriters in our initial public offering were named as defendants in a securities class action filed in the U.S. District Court for the Eastern District of New York. An amended complaint in this class action was filed in November 2019. The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that our registration statement on Form F-1 in connection with our March 2018 initial public offering contains materially false and misleading statements and omissions in violation of the U.S. federal securities laws. We filed a motion to dismiss the action in March 2020, which was denied by an order dated March 31, 2021. In July 2021, we filed a motion for judgment on the pleadings, which was denied on September 21, 2022. On May 8, 2023, the parties entered into a stipulation of settlement to resolve the action on a class-wide basis without any admission of liability. The settlement received final approval of the court on October 11, 2023. For risks and uncertainties relating to pending cases against us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may be subject to litigations, allegations, complaints and investigations from time to time arising out of business operations. We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit, which could have a material adverse impact on the Group’s business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

We currently do not have any dividend policy. On June 14, 2022, our board of directors declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of our ordinary shares and ADSs, which has been fully paid as of December 31, 2023. We have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of register of members or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, any special resolutions passed by our shareholders, and a list of our current directors). However, we will provide our shareholders with annual audited financial statements. See “—10.H. Document on Display.”

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
•
may issue shares with no par value;
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
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

10.D. Exchange Controls

See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The Internal Revenue Service has released notices that provide relief from certain of the provisions of the Foreign Tax Credit Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. investors that are not eligible for benefits under the Treaty should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. This discussion does not apply to investors in this special situation.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year. The rules governing deductions and credits for foreign taxes are complex, and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

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

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2023 taxable year and we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where the ADSs are listed, is a qualified exchange for this purpose. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any Lower-tier PFICs.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from the sale or exchange of the ADSs or ordinary shares, that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

The Group may also be subject to interest rate risk in relation to the installment payment option that the Group offers to students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 12 months, while the Group is generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. The Group may be subject to risks associated with an increase in interest rates to the extent that the Group continues to agree to make the interest payments under such loans. In 2021, 2022 and 2023, the Group’s student loan coverage ratio was 24.8%, 5.1% and 1.3%, respectively. For the same periods, the Group made interest payments of RMB36.9 million, RMB6.0 million and RMB1.5 million (US$0.2 million), respectively, to the credit providers.

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

Inflation Risk

Since the Group’s inception, inflation in China has not materially impacted the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.5% and 1.8% for December 2021 and 2022, and decrease of 0.3% for December 2023, respectively. Although the Group has not in the past been materially affected by inflation since the Group’s inception, the Group can provide no assurance that the Group will not be affected in the future by higher rates of inflation in China.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2023, we did not receive any net reimbursement from the Bank of New York Mellon for the expenses incurred in connection with our ADS program.

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

As of December 31, 2023, we had used a portion of the net proceeds received from our initial public offering and the concurrent private placement, which consisted of US$15.8 million for repurchase program, US$200.0 million for capital injection to Wuhan Zhibo, one of our wholly-owned subsidiaries in China and US$9.5 million for special cash dividend.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Financial Controller, has performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, the Group’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Financial Controller, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of the Group’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Because we are a non-accelerated filer, this annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Services	(in thousands)
Audit Fees(1)	7,218	7,758	8,246	1,168
Tax Fees(2)	212	129	64	9
Total	7,430	7,887	8,310	1,177

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

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 6, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months until December 2023. On December 1, 2023, we extended such share repurchase program for another 24 months until December 2025. As of March 31, 2024, we had repurchased a total of 496,904 ADSs under this share repurchase program. The following table sets forth information about our purchases of outstanding ADSs from April 1, 2023 to March 31, 2024. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 6, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
April 1, 2023 to April 30, 2023	—	—	355,515	13,263,106
May 1, 2023 to May 31, 2023	8,179	4.3250	363,694	13,227,732
June 1,2023 to June 30,2023	47,560	3.4994	411,254	13,061,299
July 1,2023 to July 31,2023	39,907	4.4737	451,161	12,882,769
August 1,2023 to August 31,2023	9,102	7.3754	460,263	12,815,638
September 1,2023 to September 30,2023	—	—	460,263	12,815,638
October 1,2023 to October 31,2023	—	—	460,263	12,815,638
November 1,2023 to November 30,2023	5,665	6.0957	465,928	12,781,106
December 1,2023 to December 31,2023	20,518	8.2194	486,446	12,612,461
January 1, 2024 to January 31, 2024	8,168	8.8678	494,614	12,540,028
February 1, 2024 to February 29, 2024	1,970	8.9338	496,584	12,522,429
March 1, 2024 to March 31, 2024	320	10.0606	496,904	12,519,210
Total	141,389	5.2614	496,904	12,519,210
Notes:

(1) Each two ADSs represent one Class A ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2) We announced a share repurchase program approved by our board of directors in December 2021, under which we may repurchase up to US$15.0 million worth of Class A ordinary shares in the form of ADSs over the next 24 months until December 2023. In December 2023, we extended such share repurchase program for another 24 months until December 2025. The repurchases have been, and will be, through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions.

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G. Corporate Governance

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. To the extent we choose to continue to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H. Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16.J. Insider Trading Policies

Not applicable.

ITEM 16.K. CYBERSECURITY

At Sunlands, cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment. In addition, our cybersecurity team provides training to all key employees for product development regularly.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief executive officer who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief executive officer has rich management experience, including cybersecurity management. Our vice president of product development, the leader of our cybersecurity team, as well as dedicated personnel, are experienced information system security professionals and information security managers with years of experience. Management, including the chief executive officer and our cybersecurity team, regularly update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect the Group’s business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—Privacy concerns could limit the Group’s ability to collect and leverage the Group’s user data and disclosure of user data could adversely impact the Group’s business and reputation.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sunlands Technology Group are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1(5)	The Fourth Amended and Restated Memorandum and Articles of Association, as currently in effect

2.1(1)	Form of Registrant’s Specimen American Depositary Receipt

2.2(1)	Form of Registrant’s Specimen Certificate for Class A Ordinary Shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares

2.4(3)	Description of Registrant’s Securities

4.1(1)	The 2017 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant

4.3(1)	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

4.4(5)	English translation of Exclusive Technical Consultation and Service Agreement between Wuhan Zhibo and Beijing Sunlands dated March 9, 2023

4.5(5)	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.6(5)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.7(5)	English translation of Option Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.8(5)	English translation of Power of Attorney granted by the shareholders of Beijing Sunlands dated March 9, 2023

8.1*	List of principal subsidiaries and VIE of the Registrant

11.1(1)	Code of Business Conduct and Ethics of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1*	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

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

(5) Previously filed on Form 20-F, dated April 25, 2023 and incorporated herein by reference.

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunlands Technology Group

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Chief Executive Officer

Date: April 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Technology Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Technology Group and its subsidiaries (the "Company") as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter-continued

Revenue recognition - Online education services - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from service fees that the Company charges participants in advance for its online education services for the year ended December 31, 2023. The Company recognizes the revenues for online education services on a straight line basis over the service period.

The Company's revenue from online education services involves high volumes of transactions which are sourced and processed through the Company's automatic systems. We identified the revenue recognition of online education services as a critical audit matter considering the nature of the audit evidence obtained is highly dependent on the Company's information technology ("IT") systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals and data analytics specialists to assist with the performance of certain procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to address this critical audit matter included the following, among others:

With the assistance of our IT professionals and data analytics specialists, we:

•
Identified the relevant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
•
Performed testing of automated controls over revenue recognition with respect to the online education services.
•
Performed procedures to reconcile the cash received and recorded in the payment system with the collection statements from major third-party online payment channels.
•
For a sample of revenue transaction, recalculated the revenue amount of online education services recognized by utilizing computer-assisted audit techniques.
•
Performed data analytics on participants' online learning records and evaluated trends in the gross billings.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 25, 2024

We have served as the Company's auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	753,642	763,800	107,579
Restricted cash	3,762	2,578	363
Short-term investments	70,542	142,084	20,012
Prepaid expenses and other current assets	98,272	109,018	15,355
Deferred costs, current	42,886	14,274	2,010
Total current assets	969,104	1,031,754	145,319
Non-current assets
Property and equipment, net	813,783	786,670	110,800
Intangible assets, net	1,509	975	137
Right-of-use assets	274,643	135,820	19,130
Deferred costs, non-current	78,839	68,773	9,686
Long-term investments	73,513	61,354	8,642
Deferred tax assets	26,799	—	—
Other non-current assets	37,880	33,160	4,670
Total non-current assets	1,306,966	1,086,752	153,065
TOTAL ASSETS	2,276,070	2,118,506	298,384
LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB191,172 and RMB193,631 as of December 31, 2022 and 2023, respectively)	436,339	409,691	57,703
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB374,208 and RMB272,739 as of December 31, 2022 and 2023, respectively)	986,086	553,812	78,003
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB17,065 and RMB7,760 as of December 31, 2022 and 2023, respectively)	17,065	8,019	1,129
Long-term debt, current portion	38,654	38,654	5,444
Total current liabilities	1,478,144	1,010,176	142,279
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB251,080 and RMB124,807 as of December 31, 2022 and 2023, respectively)	704,860	560,111	78,890
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB316,844 and RMB153,686 as of December 31, 2022 and 2023, respectively)	316,844	157,269	22,151
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,122 and nil as of December 31, 2022 and 2023, respectively)	5,984	3,742	527
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,063 and RMB1,287 as of December 31, 2022 and 2023, respectively)	6,770	6,994	985
Long-term debt, non-current portion	143,319	104,665	14,742
Total non-current liabilities	1,177,777	832,781	117,295
TOTAL LIABILITIES	2,655,921	1,842,957	259,574

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,982,516 and 3,131,807 shares issued as of December 31, 2022 and 2023, respectively; 2,618,698 and 2,702,523 shares outstanding as of December 31, 2022 and 2023, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,481,353 and 3,332,062 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,309,740	2,305,042	324,658
Accumulated other comprehensive income	127,885	143,276	20,180
Accumulated deficit	(2,812,114)	(2,171,284)	(305,819)
Total Sunlands Technology Group shareholders’ (deficit)/equity	(374,487)	277,036	39,019
Non-controlling interest	(5,364)	(1,487)	(209)
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(379,851)	275,549	38,810
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	2,276,070	2,118,506	298,384

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	2,507,817	2,323,101	2,159,584	304,171
Cost of revenues (including share-based compensation expenses of RMB101, RMB33 and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	(376,189)	(348,150)	(265,528)	(37,399)
Gross profit	2,131,628	1,974,951	1,894,056	266,772
Operating expenses
Sales and marketing expenses (including share-based compensation expenses of RMB-14, RMB4,166 and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	(1,748,436)	(1,129,508)	(1,142,154)	(160,869)
Product development expenses	(61,325)	(42,834)	(33,723)	(4,750)
General and administrative expenses (including share-based compensation expenses of RMB681, RMB2,982 and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	(207,602)	(185,667)	(143,286)	(20,181)
Total operating expenses	(2,017,363)	(1,358,009)	(1,319,163)	(185,800)
Income from operations	114,265	616,942	574,893	80,972
Interest income	16,175	16,248	31,094	4,379
Interest expense	(10,929)	(10,059)	(7,657)	(1,078)
Other income, net	39,156	24,527	34,097	4,802
Impairment loss on long-term investments	(5,000)	(500)	(61)	(9)
Gain on disposal of subsidiaries	43,967	1,390	43,715	6,157
Income before income tax benefit/(expenses) and (loss)/gain from equity method investments	197,634	648,548	676,081	95,223
Income tax benefit/(expenses)	19,618	(11,992)	(25,166)	(3,545)
(Loss)/gain from equity method investments	(4,886)	6,453	(10,084)	(1,420)
Net income	212,366	643,009	640,831	90,258
Less: Net (loss)/income attributable to non-controlling interest	(6,690)	(950)	1	—
Net income attributable to Sunlands Technology Group	219,056	643,959	640,830	90,258
Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	32.56	94.14	92.88	13.08
Weighted average shares used in calculating net income per ordinary share (1):
Basic and diluted	6,727,552	6,840,079	6,899,456	6,899,456

(1)
Effective August 31, 2021, the ratio of American Depositary Shares (“ADSs”) to Class A ordinary shares changed from each 25 ADSs representing one Class A ordinary share to each 2 ADSs representing one Class A ordinary share.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Net income	212,366	643,009	640,831	90,258
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(13,958)	45,353	15,391	2,168
Total comprehensive income	198,408	688,362	656,222	92,426
Less: comprehensive (loss)/income attributable to non-controlling interest	(6,690)	(950)	1	—
Comprehensive income attributable to Sunlands Technology Group	205,098	689,312	656,221	92,426

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Accumulated	Total Sunlands Technology Group shareholders’	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	income	deficit	(deficit)/equity	interest	(deficit)/equity
		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January1, 2021	1,792,560	1	826,389	—	4,110,248	1	2,367,168	180,861	—	96,490	(3,675,129)	(1,211,469)	(658)	(1,212,127)
Net income/(loss) for the year	—	—	—	—	—	—	—	—	—	—	219,056	219,056	(6,690)	212,366
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	107,318	—	—	—	(107,318)	—	—	—	—	—	—	—	—	—
Share repurchase	(60,325)	—	—	—	—	—	(3,623)	60,325	—	—	—	(3,623)	—	(3,623)
Share-based compensation (Note 16)	—	—	—	—	—	—	768	—	—	—	—	768	—	768
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(13,958)	—	(13,958)	—	(13,958)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	2,422	2,422
Balance as of December 31, 2021 in RMB	1,839,553	1	826,389	—	4,002,930	1	2,364,313	241,186	—	82,532	(3,456,073)	(1,009,226)	(4,926)	(1,014,152)
Net income/(loss) for the year	—	—	—	—	—	—	—	—	—	—	643,959	643,959	(950)	643,009
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	521,577	—	—	—	(521,577)	—	—	—	—	—	—	—	—	—
Share repurchase	(117,432)	—	—	—	—	—	(7,985)	117,432	—	—	—	(7,985)	—	(7,985)
Share-based compensation (Note 16)	—	—	—	—	—	—	7,181	—	—	—	—	7,181	—	7,181
Exercise of share options	375,000	—	—	—	—	—	10,047	—	—	—	—	10,047	—	10,047
Dividend declared (1)	—	—	—	—	—	—	(63,816)	—	—	—	—	(63,816)	—	(63,816)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	45,353	—	45,353	—	45,353
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	512	512
Balance as of December 31, 2022 in RMB	2,618,698	1	826,389	—	3,481,353	1	2,309,740	358,618	—	127,885	(2,812,114)	(374,487)	(5,364)	(379,851)
Net income for the year	—	—	—	—	—	—	—	—	—	—	640,830	640,830	1	640,831
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	149,291	—	—	—	(149,291)	—	—	—	—	—	—	—	—	—
Share repurchase	(65,466)	—	—	—	—	—	(4,698)	65,466	—	—	—	(4,698)	—	(4,698)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	15,391	—	15,391	—	15,391
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	3,876	3,876
Balance as of December 31, 2023 in RMB	2,702,523	1	826,389	—	3,332,062	1	2,305,042	424,084	—	143,276	(2,171,284)	277,036	(1,487)	275,549
Balance as of December 31, 2023 in USD (Note 2)	2,702,523	—	826,389	—	3,332,062	—	324,658	424,084	—	20,180	(305,819)	39,019	(209)	38,810

(1)
In June 2022, the Company's board of directors declared a special cash dividend at the amount of US$1.36 per ordinary share, or US$0.68 per ADS to holders of the ordinary shares and ADSs as of June 30, 2022. The aggregate amount of such cash dividends was RMB63,816 and was fully paid by December 31, 2023.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	212,366	643,009	640,831	90,258
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	768	7,181	—	—
Depreciation and amortization	37,916	46,684	30,648	4,317
Non-cash lease expenses	55,171	26,878	23,652	3,331
Gain from early termination of operating leases (Note 17)	—	—	(27,176)	(3,828)
Loss/(gain) on disposal of property, equipment and land use right	5,431	1,662	(104)	(15)
Loss/(gain) from equity method investments	4,886	(6,453)	10,084	1,420
Impairment loss on deferred costs	—	—	1,400	197
Loss/(gain) from fair value change of long-term investments	—	391	(1,948)	(274)
Impairment loss on long-term investments	5,000	500	61	9
Gain from disposal of subsidiaries	(43,967)	(1,390)	(43,715)	(6,157)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(24,915)	77,751	(13,114)	(1,847)
Deferred costs	129,879	76,648	37,278	5,251
Right-of-use asset	71,371	60,814	142,347	20,049
Deferred tax assets	(26,249)	12,466	26,799	3,775
Other non-current assets	2,555	4,180	3,089	435
Accrued expenses and other current liabilities	(22,570)	(178,944)	35,107	4,945
Deferred revenue	(646,692)	(656,974)	(553,803)	(78,002)
Lease liabilities	(144,797)	(84,534)	(168,621)	(23,750)
Deferred tax liabilities	6,562	(15,798)	(2,242)	(316)
Other non-current liabilities	4,034	(4,927)	225	32
Net cash (used in)/generated from operating activities	(373,251)	9,144	140,798	19,830
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for long-term investments	(638)	(13,107)	(1,958)	(276)
Proceeds received from disposal of long-term investments	—	—	5,920	834
Purchase of short-term investments	(1,833,650)	(1,244,636)	(773,250)	(108,910)
Proceeds from maturity of short-term investments	2,166,910	1,357,856	701,650	98,825
Proceeds from disposal of land use right	13,796	—	—	—
Acquisition of property and equipment	(13,682)	(3,243)	(5,763)	(812)
Acquisition of intangible assets	(2,854)	—	(595)	(84)
Proceeds from disposal of property and equipment	—	75	118	17
Disposal of subsidiaries, net of cash received	15,202	(886)	(317)	(45)
Loan to employees	(2,504)	—	—	—
Repayment of employee loans	101	123	2,377	335
Net cash generated from/(used in) investing activities	342,681	96,182	(71,818)	(10,116)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from a bank loan	61,540	—	—	—
Payment for cash dividend	—	(32,562)	(31,254)	(4,402)
Share repurchase	(4,866)	(6,742)	(4,750)	(669)
Repayment made to acquire buildings	(61,540)	—	—	—
Proceeds from exercise of share options	—	10,047	—	—
Repayment of bank loans	(34,038)	(38,654)	(38,654)	(5,444)
Net cash used in financing activities	(38,904)	(67,911)	(74,658)	(10,515)
Effect of exchange rate changes	(14,513)	43,266	14,652	2,065
Net (decrease)/increase in cash, cash equivalents and restricted cash	(83,987)	80,681	8,974	1,264
Cash, cash equivalents and restricted cash at beginning of the year	760,710	676,723	757,404	106,678
Cash, cash equivalents and restricted cash at end of the year	676,723	757,404	766,378	107,942
Supplemental schedule of non-cash investing activities:
Payables for leasehold improvement and intangible assets	6,089	4,436	1,108	156
Supplemental disclosure of cash flow information:
Interest paid	10,264	10,193	7,780	1,096
Income tax paid	—	13,615	11,225	1,581

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	626,715	753,642	763,800	107,579
Restricted cash	50,008	3,762	2,578	363
Total cash, cash equivalents and restricted cash	676,723	757,404	766,378	107,942

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2023, details of the Company’s significant subsidiaries, VIE and VIE’s subsidiary were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands Online Education HK Limited ("Sunlands HK")	October 6, 2015	HongKong	100%	Investment holding
Wuhan Studyvip Online Education Co., Limited ("Wuhan Zhibo")	August 2, 2017	PRC	100%	Provision of technical consultation and services
Wuhan Zhidao Online Education Technology Co., Ltd. ("Wuhan Shangde")	June 25, 2019	PRC	100%	Provision of education services

Variable interest entity ("VIE"):
Beijing Yuanchilaxiang Education Technology Co., Ltd. ("Beijing Sunlands")	September 27, 2013	PRC	N/A*	Provision of education services

VIE’s subsidiary:
Guangzhou Shangzhi Side Technology Co., Ltd. (2)	September 28, 2017	PRC	N/A*	Provision of education services

* These entities are consolidated by the Company pursuant to the contractual agreements disclosed below.

(1)
The English names are for identification purpose only.
(2)
Guangzhou Shangzhi Side Technology Co., Ltd. was formerly known as Guangzhou Shangzhi Side Education Technology Co., Ltd.. The entity's name was changed in 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition and refund liabilities. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, and VIEs and VIEs’ subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

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

As of December 31, 2023, the Group’s VIE that is material to the Group’s business and operations is Beijing Sunlands.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

The following financial information of the VIEs and their subsidiaries as of December 31, 2022 and 2023 and for each of the three years in the period ended December 31, 2021, 2022 and 2023 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the Company, its subsidiaries, the VIEs and VIEs' subsidiaries:

	As of December 31,
	2022	2023
	RMB	RMB
Cash, cash equivalents and restricted cash	152,215	113,834
Short-term investments	68,440	102,380
Prepaid expenses and other current assets	47,948	39,309
Total current assets	284,328	259,589
Property and equipment, net	220,249	212,242
Right-of-use assets	274,643	131,694
Total non-current assets	617,828	408,748
Total assets	902,156	668,337
Accrued expenses and other current liabilities	191,172	193,631
Deferred revenue, current	374,208	272,739
Lease liabilities, current	17,065	7,760
Total current liabilities	582,445	474,130
Deferred revenue, non-current	251,080	124,807
Lease liabilities, non-current	316,844	153,686
Total liabilities	1,152,554	753,910

As of December 31, 2022 and 2023, the VIEs and VIEs' subsidiaries accounted for an aggregate of 39.6% and 31.5% of the Group's consolidated total assets, respectively, and 43.4% and 40.9% of the Group's consolidated total liabilities, respectively.

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	537,273	1,076,379	1,369,285
Net (loss)/income	(183,346)	376,082	716,487
Net cash (used in)/generated from operating activities	(514,536)	502,168	619,233
Net cash generated from/(used in) investing activities	177,164	(11,166)	(28,038)
Net cash generated from financing activities	—	—	—

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

Foreign currency translation and transactions

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries, the VIEs and VIEs’ subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive loss/income in the consolidated statements of changes in shareholders’ (deficit)/equity and the consolidated statements of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from Renminbi into US dollars as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and term deposits, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is separately reported. The Group’s restricted cash mainly represents security deposits for an investment account.

Short-term investments

Short-term investments include investment products with variable interest rates, which are unsecured principal and no restriction on withdrawal. The Group elects the fair value option to record them at fair value in accordance with Accounting Standards Codification (“ASC”) 825 Financial Instruments. Changes in the fair value are recorded in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence.

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

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, other current liabilities, long-term debt and equity securities with readily determinable fair values. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable debts. The Group carries its equity securities with readily determinable fair values at fair value. The carrying amounts of other financial instruments approximate their fair values due to short-term maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2021, 2022 and 2023.

Revenue recognition

The Group follows five steps for its revenue recognition under ASC 606, Revenue from Contracts with Customers: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue is reported net of discount, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

For online education services, the Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group's integrated online education services package is accounted for as a single performance obligation. The weighted average service period for interest, professional skills and professional certification preparation courses and degree- or diploma-oriented post-secondary courses was 5 months and 15 months, respectively, for the year ended December 31, 2023.

The transaction price of the integrated online education service package is determined by the contract amount net of any discount. Students are offered a full, unconditional refund within 24 hours upon enrollment and undelivered courses are eligible for refund during the entire service period, excluding registration fees. Refund liability represents the tuition fee collected by the Group which is expected to refund back to the customers as a result of the Group’s refund policy. Refund liabilities are estimated based on a historical refund ratio on a portfolio basis using the expected value method and current period experience factors, such as the anticipated cash refund that would occur in the normal course of business.

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

For certain online courses, the service period includes a regular period plus an extended period. The Group offers students an extended service period after the regular period if certain pre-agreed conditions are met. Based on historical passing rates and forecasted passing rates, the Group applies and categorizes the students by portfolio (1) eligible to extended period and (2) not eligible to extended period and estimates the portion of each portfolio. The Group recognizes the revenue on each portfolio over time from the registration day to the day on which the service is expected to end on a straight line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Other revenues

Other revenues primarily consist of commission revenue and sales of goods. The Group earns commission revenue by providing referral services to third party institutions. Commission revenue is recognized at a point in time when the referred students complete registration at the third party institutions, which is when the performance obligation of the Group is satisfied.

The Group also generates revenues from sales of goods, consisting primarily of books and learning materials. Revenues are recognized when control of the promised goods is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods.

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

Started in January 2020, in accordance with Announcement of the Ministry of Finance and the State Taxation Administration [2020] No.8, due to the Novel coronavirus (“COVID-19”) pandemic, the VAT on certain services was temporarily exempted. The exemption period ended on March 31, 2021. The VAT exemption is recorded as other income in the consolidated statements of operations for the year ended December 31 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, including but not limited to salaries and benefits paid to teachers and mentors, cost of printed books and learning materials, service fees paid to educational institutions, cooperation costs, related rental expenses, server management costs, bandwidth costs, payment processing costs, insurance cost, depreciations for property and equipment and amortizations for intangible assets.

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

Advertising expenditure

Advertising expenditure, mainly including search engine marketing and mobile marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB792,926, RMB484,442 and RMB556,088 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Government subsidies received and recorded as other income amounted to RMB30,501, RMB3,697 and RMB6,045 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income. The Group presents the components of net income, the components of other comprehensive loss/income and total comprehensive income in two separate but consecutive statements.

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. To calculate the number of shares for diluted income per share, the effect of the share options is computed using the treasury stock method.

The effect of potential issuances of shares for the share options was anti-dilutive, and therefore basic and diluted income per share were the same for the years ended December 31, 2021, 2022 and 2023.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB248,617 and RMB202,457, which were denominated in RMB at December 31, 2022 and 2023, representing 33.0% and 26.5% of the cash and cash equivalents at December 31, 2022 and 2023, respectively.

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

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The standard shall be applied retrospectively to all prior periods presented in the financial statements. The standard is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.
3.
SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Variable rate financial instruments	70,542	142,084
Total	70,542	142,084

Variable rate instruments represent financial products with variable interest rates and unsecured principal but no restriction on withdrawal. The Group elects the fair value option to record them at fair value in accordance with ASC 825 Financial Instruments.

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepaid and input VAT	11,652	33,793
Inventory	14,153	14,240
Prepaid expenses(1)	25,153	13,394
Receivables from third-party payment agencies	16,271	12,984
Interest receivables	6,861	12,239
Deposits(2)	11,043	9,807
Other receivables	3,678	4,118
Prepaid marketing expenses	4,829	3,489
Staff advances	1,569	1,253
Others	3,063	3,701
Total	98,272	109,018

(1)
Represented the prepaid expenses for telecommunications, network, property management fee and software usage fee.
(2)
Represented rental deposits and deposits for search engine marketing activities which all being refundable within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.
DEFERRED COSTS

Deferred costs primarily consist of the incremental sales commission and service fee relating to obtaining of customers contract which is expected to be recovered and is capitalized pursuant to ASC 340-40 Other Assets and Deferred Cost relating to contracts with customers. The capitalized sales commission is amortized in the same manner the related revenue being recognized.

The movements of deferred costs for the years ended December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Beginning balances (current and non-current)	198,373	121,725
Additions	19,940	22,813
Amortizations	(96,454)	(59,957)
Accumulated impairments	(134)	(1,534)
Ending balances (current and non-current)	121,725	83,047
Deferred costs, current	42,886	14,274
Deferred costs, non-current	78,839	68,773

6.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Buildings(1)	865,447	865,447
Leasehold and buildings improvement	69,706	71,526
Electronic and office equipment	38,473	37,428
Total cost	973,626	974,401
Less: Accumulated depreciation	(159,843)	(187,731)
Property and equipment, net	813,783	786,670

(1)
In 2017, the Group purchased two buildings in Wuhan (Building A and B) and one building in Guangzhou (Building C) with a total consideration of RMB480,271. In 2018, the Group purchased one building in Wuhan (Building D) and the cost of Building D was RMB385,176. To purchase these buildings, the Group obtained mortgage loans with the total amount of RMB321,540 from PRC banks in 2018 and 2021 (Note 12).

Depreciation expenses were RMB36,361, RMB45,371 and RMB29,125 for the years ended December 31, 2021, 2022 and 2023, respectively.

7.
INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Computer software	7,094	7,963
License	780	780
Less: Accumulated amortization	(6,365)	(7,768)
Intangible assets, net	1,509	975

Amortization expenses were RMB1,304, RMB1,313 and RMB1,523 for the years ended December 31, 2021, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.
INTANGIBLE ASSETS, NET - continued

The intangible assets amortization expenses for each of the following years are as follows:

Amortization
RMB
2024	563
2025	330
2026	82
Total	975

8.
LONG-TERM INVESTMENTS

	As of December 31,
	2022	2023
	RMB	RMB
Equity method investments	60,891	44,826
Equity securities with readily determinable fair values	12,622	16,528
Total	73,513	61,354

The Group made investments in several limited partnerships and private companies, and accounted for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group reviewed the investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group recorded its shares of loss of RMB4,886, gain of RMB6,453 and loss of RMB10,084 in these investments for the years ended December 31, 2021, 2022 and 2023, respectively. The Group recorded RMB5,000, RMB500, and RMB61 impairment loss for its equity method investments for the years ended December 31, 2021, 2022, and 2023, respectively.

Starting from 2022, the Group made investments in several listed companies and accounted for these investments under equity securities with readily determinable fair values. The Group recognized loss of RMB391 and income of RMB1,948 due to the fair value changes for the years ended December 31, 2022 and 2023, respectively, and such fair value changes were recorded in other income, net in the consolidated statements of operations.

The Group has no investment commitment as of December 31, 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.
OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Employee loans(1)	29,908	28,215
Rental deposits(2)	2,774	3,932
Others	5,198	1,013
Total	37,880	33,160

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
10.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Refund liability(1)	133,066	143,744
Salary and welfare payables	113,189	122,815
Accrued marketing expenses	28,762	41,729
Advanced deposits(2)	28,770	30,690
Other tax liabilities(3)	39,497	26,969
Accrued service fees(4)	13,176	15,888
Payables to educational institutions(5)	23,149	10,686
Payables for leasehold improvement and intangible assets	4,436	1,108
Dividend payable	31,254	—
Other payables	21,040	16,062
	436,339	409,691

(1)
Refund liability represented the tutoring fee collected by the Group which the Group estimates it will refund back to its customers as a result of its refund policy.
(2)
Advanced deposits primarily included down payments paid by prospective customers before contracts signing.
(3)
The balance represented accrued income tax payable and other tax liabilities in accordance with local tax laws.
(4)
The balance represented accrued expenses for outsourced service providers and other professional services.
(5)
The balance represented tuition fees collected from the students for their registrations with educational institutions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.
REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2021, 2022 and 2023, all of the Group’s revenues were generated in the PRC, and the disaggregated revenues by types were as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Disaggregation of revenues
Revenue by types:
Gross revenues:
Interest, professional skills and professional certification preparation courses	794,700	1,115,542	1,452,563
Degree- or diploma-oriented post-secondary courses	1,636,256	1,087,413	535,061
Subtotal Online educational courses	2,430,956	2,202,955	1,987,624
Others	79,444	125,863	176,014
Total revenues	2,510,400	2,328,818	2,163,638
Less: VAT related surcharges	(2,583)	(5,717)	(4,054)
Total net revenues	2,507,817	2,323,101	2,159,584

The movements of the deferred revenue for the years ended December 31, 2022 and 2023 were as follows (1):

	As of December 31,
	2022	2023
	RMB	RMB
Beginning balance (current and non-current)	2,348,179	1,690,946
Additions	1,606,642	1,468,899
Deductions	(2,263,875)	(2,045,922)
Ending balance (current and non-current)	1,690,946	1,113,923
Deferred revenue, current	986,086	553,812
Deferred revenue, non-current	704,860	560,111

(1)
Amounts presented are inclusive of VAT (see VAT in Note 2).

Deferred revenue primarily consists of educational service fees received from customers for which the Group’s revenue recognition criteria have not been met. Deferred revenue balance will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2022 and January 1, 2023 were substantially all recognized as revenue during the years ended December 31, 2022 and 2023, respectively.

The Group’s remaining performance obligations, representing the amount of the transaction price for which service has not been provided, are included in the deferred revenue account on the consolidated financial statements and the related disclosures. As of December 31, 2023, the deferred revenue balance was RMB1,113,923, of which RMB553,812 and RMB65,867 will be recognized as revenue over the next 12 and 24 months, respectively, with the remainder of RMB494,244 recognized thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.
LONG-TERM DEBT

On August 29 and November 21, 2018, the Group entered into two loan agreements with a PRC bank to obtain mortgage bank loans totaling to RMB260,000 for the purchase of Building A and Building D in Wuhan. The loans are secured by pledging Building A and Building D and will be repaid in equal installment every three months with maturity term of 8 years. The annual interest rate is 1.472% prior to April 15, 2021, 1.25% from April 16, 2021 to August 25, 2023 and 0.7% after August 25, 2023 on top of base rate of one-year interest rate released by the People's Bank of China.

In July 2021, the Group entered into another loan agreement with a PRC bank to obtain a mortgage bank loan amounting to RMB61,540 for the purchase of Building B in Wuhan. The loan is secured by pledging Building B and will be repaid in equal installment every three months with maturity term of 10 years. The annual interest rate is 1.05% prior to July 1, 2022 and 0.75% after July 1, 2022 on top of base rate of one-year interest rate released by the People's Bank of China.

The Group repaid RMB34,038, RMB38,654 and RMB38,654 for the principals of loans during the years ended December 31, 2021, 2022 and 2023, respectively.

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

On August 29, 2018, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On November 18, 2019, the Company’s Board of Directors approved the extension of the repurchase program to August 23, 2020. On December 6, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$15,000 of its Class A ordinary shares in the form of ADSs over the following 24 months. On December 1, 2023, the Company’s Board of Directors approved the extension of the repurchase program to December 5, 2025. In 2021, 2022 and 2023, the Company transferred RMB4,866, RMB6,742 and RMB4,750, respectively, to the designated account for share repurchase. 120,650 ADSs, 234,865 ADSs and 130,931 ADSs (equivalent to 60,325, 117,432 and 65,466 Class A ordinary shares, respectively) were repurchased during the years ended December 31, 2021, 2022 and 2023 at a total consideration of RMB3,623, RMB7,985 and RMB4,698, respectively. The repurchased shares were presented as treasury stock, using the par value method on the consolidated balance sheets as of December 31, 2022 and 2023.

During the years ended December 31, 2021, 2022 and 2023, 107,318, 521,577 and 149,291 Class C ordinary shares were converted into 107,318, 521,577 and 149,291 Class A ordinary shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.
FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measures variable rate financial instruments and equity securities with readily determinable fair values at fair value on a recurring basis in accordance with ASC 820-10. Equity securities with readily determinable fair value classified within Level 1 are valued using quoted market prices currently available. Variable rate financial instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place.

As of December 31, 2022 and 2023, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2022	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable rate financial instruments	70,542	—	70,542	—
Long-term investments
Equity securities with readily determinable fair values	12,622	12,622	—	—
Total	83,164	12,622	70,542	—

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2023	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable rate financial instruments	142,084	—	142,084	—
Long-term investments
Equity securities with readily determinable fair values	16,528	16,528	—	—
Total	158,612	16,528	142,084	—

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.
DISPOSAL OF SUBSIDIARIES

The Group disposed certain consolidated entities during each of the year ended December 31, 2021, 2022 and 2023. These transactions were not a strategic shift of the business and did not have a material impact on the Group’s business. As such, the disposals did not qualify as discontinued operations. The Group received disposal consideration of RMB20,000, RMB41 and nil in 2021, 2022 and 2023, respectively and recorded RMB43,967, RMB1,390 and RMB43,715 of gain from disposals of subsidiaries for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Options

There were no option activity during the year ended December 31, 2023.

			Weighted- average		Weighted-
		Weighted-	remaining	Aggregated	average
	Number of	average	contractual	intrinsic	grant date
Share options	shares	exercise price	term(years)	value	fair value
		RMB		RMB	RMB
Outstanding, December 31, 2022	31,550	560.95	4.81	—	271.90
Forfeited	—	—	—	—	—
Outstanding, December 31, 2023	31,550	560.95	3.81	—	271.90

Total share-based compensation expense of share-based awards granted to employees, certain directors and management recognized for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	101	33	—
Sales and marketing expenses	(14)	4,166	—
General and administrative expenses	681	2,982	—
	768	7,181	—

As of December 31, 2023, there were no unrecognized share-based compensation expenses related to share options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.
LEASES

Operating leases

The Group's leases consist of operating leases for office spaces in different cities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. As of December 31, 2023, the Group did not have additional operating leases that have not yet commenced. As of December 31, 2023, the Group had no long-term leases that were classified as a financing lease. Short-term lease cost for the year ended December 31, 2023 was immaterial.

For the years ended December 31, 2022 and 2023, no variable lease cost was recognized in the consolidated financial statements of the Group.

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	74,038	22,608	26,704
Non-cash changes in right-of-use assets from new lease obligations and lease modification:
Operating leases	4,339	380	3,630
Weighted average remaining lease term
Operating leases	12.3 years	12.6 years	11.3 years
Weighted average discount rate
Operating leases	7.6%	6.8%	7.0%

Certain leases for office space were partially terminated in 2023 before the expiration of the lease term for cost saving. The relevant carrying amount of the right-of-use assets totaling RMB131,726 and the corresponding carrying amount of operating lease liabilities totaling RMB158,902 were derecognized upon the effectiveness of the early termination. RMB27,176 gain from early termination of operating lease was recognized in the statements of operations for the year ended December 31, 2023.

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2023:

RMB
2024	18,790
2025	19,375
2026	19,898
2027	19,445
2028	20,121
2029 and thereafter	141,559
Total future lease payments	239,188
Less: Imputed interest	73,900
Total lease liability balance	165,288

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2021, 2022 and 2023, the total rental expenses for all operating leases amounted to RMB68,292, RMB30,503 and RMB407, respectively, and recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expenses on the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

The Company’s subsidiaries, Sunlands HK, Cheerwins Online Education HK Limited and FireSky Investment HK Limited are located in Hong Kong and are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2021, 2022 and 2023.

China

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are generally subject to a corporate income tax rate of 25%.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprises in China, including foreign invested enterprises.

Wuhan Shangde was qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) and was accordingly entitled to a preferential tax rate of 15% from calendar years 2021 through 2023 and expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income before income tax expenses	197,634	648,548	676,081
Income tax expenses computed at applicable tax rates of 25%	49,409	162,137	169,020
Non-deductible and super deduction expenses	(27,135)	(6,035)	(18,314)
Effect of tax holidays and tax rate difference	(263,431)	(6,514)	1,255
Change in valuation allowance	221,539	(137,596)	(126,795)
Income tax (benefit)/expenses	(19,618)	11,992	25,166

If the tax holidays granted to Wuhan Shangde were not available, the Group’s income tax benefit would have been RMB11,560 for the year ended December 31, 2021, and income tax expenses would have been RMB24,338 and RMB21,967 for the years ended December 31, 2022 and 2023, respectively. The basic and diluted net income per ordinary share attributable to the Group would have been RMB31.36, RMB92.34 and RMB93.34, respectively, for the years ended December 31, 2021, 2022 and 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Accrued expenses	38,204	29,943
Advertising expenses carry-forwards	18,008	—
Net operating loss carry-forwards	614,232	471,933
Total deferred tax assets	670,444	501,876
Less: valuation allowance	(643,645)	(501,876)
Deferred tax assets, net	26,799	—
Deferred tax liabilities
Deferred costs	(5,984)	(3,742)
Total deferred tax liabilities	(5,984)	(3,742)

As of December 31, 2023, the Company’ subsidiaries, the VIEs and VIEs’ subsidiaries registered in the PRC have total net operating loss carry forwards of RMB1,972,325, which would expire on various dates through December 31, 2024 to December 31, 2029.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2021, 2022 and 2023.

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

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution are RMB119,316 as of December 31, 2023. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the Company's subsidiaries located in the PRC do not intend to declare dividends to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.
NET INCOME PER SHARE

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income attributable to Sunlands Technology Group used in basic and diluted net income per share:
Net income attributable to ordinary shareholders	219,056	643,959	640,830
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net income per share	6,727,552	6,840,079	6,899,456
Net income per share
Basic and diluted	32.56	94.14	92.88

31,931, 31,550 and 31,550 share options were not considered in the computation of diluted net income per share for the years ended December 31, 2021, 2022 and 2023, respectively, as the effect of potential issuances of shares for share options was anti-dilutive.

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

For the years ended December 31, 2021, 2022 and 2023, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. The Group has one operating segment, which is the provision of online education service. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

22.
EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB167,257, RMB114,662 and RMB90,470, for the years ended December 31, 2021, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,649,118 as of December 31, 2023.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	496,184	483,990	68,169
Prepaid expenses and other current assets	8,805	12,045	1,697
Amounts due from subsidiaries	1,383,654	1,350,095	190,157
Total current assets	1,888,643	1,846,130	260,023
Non-current assets
Long-term investments	12,622	16,528	2,328
Other non-current assets	25,424	26,106	3,677
Total non-current assets	38,046	42,634	6,005
TOTAL ASSETS	1,926,689	1,888,764	266,028

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	46,709	8,400	1,185
Total current liabilities	46,709	8,400	1,185
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	2,254,467	1,603,328	225,824
Total non-current liabilities	2,254,467	1,603,328	225,824
TOTAL LIABILITIES	2,301,176	1,611,728	227,009

SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,982,516 and 3,131,807 shares issued as of December 31, 2022 and 2023, respectively; 2,618,698 and 2,702,523 shares outstanding as of December 31, 2022 and 2023, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,481,353 and 3,332,062 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,309,740	2,305,042	324,658
Accumulated other comprehensive income	127,885	143,276	20,180
Accumulated deficit	(2,812,114)	(2,171,284)	(305,819)
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(374,487)	277,036	39,019
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	1,926,689	1,888,764	266,028

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of revenues	(101)	(33)	—	—
Gross profit	(101)	(33)	—	—
Operating expenses
Sales and marketing expenses	14	(4,166)	—	—
General and administrative expenses	(58,477)	(41,269)	(34,462)	(4,854)
Total operating expenses	(58,463)	(45,435)	(34,462)	(4,854)
Loss from operations	(58,564)	(45,468)	(34,462)	(4,854)
Interest income	5,349	8,764	21,985	3,097
Other income/(expenses), net	8	(2,202)	2,883	406
Loss before income tax expenses	(53,207)	(38,906)	(9,594)	(1,351)
Income tax expenses	—	—	—	—
Income from investment in subsidiaries	272,263	682,865	650,424	91,609
Net income	219,056	643,959	640,830	90,258

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net income	219,056	643,959	640,830	90,258
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(13,958)	45,353	15,391	2,168
Total comprehensive income	205,098	689,312	656,221	92,426

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash used in operating activities	(37,609)	(53,792)	(66,321)	(9,341)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of long-term investments	—	(13,013)	(1,958)	(276)
Amounts due from subsidiaries	(69,529)	47,138	33,559	4,727
Loan to employees	(2,204)	—	—	—
Net cash (used in)/generated from investing activities	(71,733)	34,125	31,601	4,451
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(4,866)	(6,742)	(4,750)	(669)
Proceeds from exercise of share options	—	10,047	—	—
Payment for cash dividend	—	(32,562)	(31,254)	(4,402)
Net cash used in financing activities	(4,866)	(29,257)	(36,004)	(5,071)
Effect of exchange rate changes	(13,365)	45,245	58,530	8,244
Net decrease in cash and cash equivalents	(127,573)	(3,679)	(12,194)	(1,717)
Cash and cash equivalents at beginning of the year	627,436	499,863	496,184	69,886
Cash and cash equivalents at end of the year	499,863	496,184	483,990	68,169

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

3.
CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.