Form 20-F
period 2024-12-31
Sunlands Technology Group
filed 2025-04-25
CIK 1723935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

There were 6,759,230 ordinary shares, comprised of (i) 2,600,779 Class A ordinary shares (excluding 5,200 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans), par value $0.00005 per share; (ii) 826,389 Class B ordinary shares, par value $0.00005 per share and (iii) 3,332,062 Class C ordinary shares, par value $0.00005 per share, as of December 31, 2024.

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
•
“student loan coverage ratio” is calculated by dividing the amount of tuitions financed by student loans by gross billings. For the purposes of calculating student loan coverage ratios for a particular period, (i) the amount of tuitions financed by student loans is the total value of orders financed by student loans less (a) the amount of loan refunds made during that period; and (b) the interest payments that the Group made to the credit providers on the loans during that period; and (ii) the value of an order financed by student loans included the amount of down payments made by a student; in 2024, the down payments made by students accounted for approximately 8.9% of the total value of orders financed by student loans;
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

———— Equity interest

------------ Contractual arrangements

The Group’s corporate structure involves unique risks to investors in the ADSs. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for 46.3%, 63.4% and 83.9%, respectively, of the Group’s total net revenues. As of December 31, 2023 and 2024, the total assets of the VIEs, excluding amounts due from other consolidated entities in the Group, equaled to 31.5% and 21.4% of the Group’s consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our contractual interests in those operations or otherwise significantly change the Group’s corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of the Group as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of the Group’s business in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” for detailed discussion.

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

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, (i) the contractual arrangements among our wholly-owned PRC subsidiaries, the VIEs, the VIEs’ respective shareholders and the VIEs’ respective subsidiaries are valid, binding and enforceable under the PRC laws and regulations currently in effect; and (ii) the ownership structures of the VIEs and our WFOEs under the contractual arrangements aforesaid currently are not in violation of applicable PRC laws and regulations currently in effect.

However, these contractual arrangements may not be as effective in providing control as direct ownership. There are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, Chinese regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. For a description of the risks related to our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

License	Entity Holding the License	Status
	Beijing Sunlands (VIE)	Obtained

Value-added telecommunications business license (ICP certificate)	Beijing Odysseus Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Yuanmashijie Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Fangtang Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Yuanji Online Technology Co., Ltd. (PRC Subsidiary)	Obtained
	Wuhan Guanshu Culture Development Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Youshi Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Lexueyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Yangfan Changchun Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Houduan Yuanli Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Shangkaotong Online Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Publication business operating license	Beijing Sunlands (VIE)	Obtained
	Beijing Odysseus Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Zhidao Online Education Technology Co., Ltd., or Wuhan Shangde (PRC subsidiary)	Obtained
	Wuhan Fangtang Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Xiaoyan Technology Co., Ltd. (a non-significant VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Chengdu Xin Ketang Culture Transmission Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained

	Shufan Education Technology (Wuhan) Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Guanshu Culture Development Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Youshi Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Lexueyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Shangkaotong Online Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Yangfan Changchun Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Yilisu Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Houduan Yuanli Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Hangzhou Qingxuetang Stationery Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Yuanji Online Technology Co., Ltd. (Subsidiary)	Obtained
	Beijing Yuanmashijie Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
License for the Production and Operation of Radio and Television Program	Beijing Sunlands (VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Food Business License	Beijing Baobian Consumer Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Houduan Yuanli Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Travel Agency License	Beijing Fanghua International Tourism Co., Ltd. (formerly known as “Beijing Xiangtutianxia International Tourist Co., Ltd.”) (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Filing for Class II Medical Device Business Operation	Wuhan Yilisu Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Houduan Yuanli Technology Co., Ltd. (Subsidiary of a VIE)	Obtained

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, we and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2022, 2023 and 2024, the net amounts of working capital support provided by the VIEs to our PRC subsidiaries were RMB538.3 million, RMB602.9 million and RMB924.6 million (US$126.7 million), respectively. For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, Sunlands Technology Group had made cumulative capital contributions of US$200.0 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2022, 2023 and 2024, the VIEs transferred RMB51.6 million, RMB26.8 million and RMB60.1 million (US$8.2 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2022, 2023 and 2024. There were no other assets transferred between us and the VIEs in 2022, 2023 and 2024.

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

Sunlands Technology Group has previously declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of its ordinary shares and ADSs on June 14, 2022, which had been fully paid. We have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

On December 5, 2024, Wuhan Shangde declared a cash dividend of RMB100.0 million (US$13.7 million) to its sole shareholder, Wuhan Zhibo, which had been fully paid by December 31, 2024. On March 31, 2025, Wuhan Zhibo declared a cash dividend of RMB19.0 million (US$2.6 million) to its sole shareholder, Sunlands HK, which has been fully paid as of the date of this annual report.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2024
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	1,559	319,350	1,669,295	—	1,990,204
Inter-company revenues	—	28,308	60,130	266	(88,704)	—
Total costs and operating expenses	(36,499)	(6,609)	(525,516)	(1,212,379)	88,704	(1,692,299)
Income/(loss) from subsidiaries and VIEs	351,181	329,394	445,476	—	(1,126,051)	—
Income from non-operations	27,400	1,335	21,930	8,324	—	58,989
Income/(loss) before income tax (expenses)/benefit and loss from equity method investments	342,082	353,987	321,370	465,506	(1,126,051)	356,894
Income tax (expenses)/benefit	—	(2,806)	8,024	(6,518)	—	(1,300)
Loss from equity method investments	—	—	—	(13,512)	—	(13,512)
Net income/(loss)	342,082	351,181	329,394	445,476	(1,126,051)	342,082
Less: net income attribute to non-controlling interests	—	—	—	—	—	—
Net income/(loss) attributable to Sunlands Technology Group	342,082	351,181	329,394	445,476	(1,126,051)	342,082

	For the Year Ended December 31, 2023
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	6,526	783,773	1,369,285	—	2,159,584
Inter-company revenues	—	23,017	26,799	87	(49,903)	—
Total costs and operating expenses	(34,462)	(14,496)	(860,016)	(725,620)	49,903	(1,584,691)
Income/(loss) from subsidiaries and VIEs	650,424	633,039	689,578	—	(1,973,041)	—
Income from non-operations	24,868	2,402	12,775	61,143	—	101,188
Income/(loss) before income tax expenses and loss from equity method investments	640,830	650,488	652,909	704,895	(1,973,041)	676,081
Income tax expenses	—	(64)	(19,870)	(5,232)	—	(25,166)
Loss from equity method investments	—	—	—	(10,084)	—	(10,084)
Net income/(loss)	640,830	650,424	633,039	689,579	(1,973,041)	640,831
Less: net income attribute to non-controlling interests	—	—	—	1	—	1
Net income/(loss) attributable to Sunlands Technology Group	640,830	650,424	633,039	689,578	(1,973,041)	640,830

	For the Year Ended December 31, 2022
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	5,493	1,241,229	1,076,379	—	2,323,101
Inter-company revenues	—	127,317	51,646	186,310	(365,273)	—
Total costs and operating expenses	(45,468)	(47,809)	(1,220,996)	(757,159)	365,273	(1,706,159)
Income/(loss) from subsidiaries and VIEs	682,865	597,673	511,688	—	(1,792,226)	—
Income from non-operations	6,562	191	10,792	14,061	—	31,606
Income/(loss) before income tax benefit/(expenses) and gain from equity method investments	643,959	682,865	594,359	519,591	(1,792,226)	648,548
Income tax benefit/(expenses)	—	—	3,314	(15,306)	—	(11,992)
Gain from equity method investments	—	—	—	6,453	—	6,453
Net income/(loss)	643,959	682,865	597,673	510,738	(1,792,226)	643,009
Less: net loss attribute to non-controlling interests	—	—	—	(950)	—	(950)
Net income/(loss) attributable to Sunlands Technology Group	643,959	682,865	597,673	511,688	(1,792,226)	643,959

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2024
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash, cash equivalents, and restricted cash	328,460	31,034	102,792	44,943	—	507,229
Amount due from Group companies	—	1,196	725,896	—	(727,092)	—
Other current assets	19,984	224	304,888	51,988	—	377,084
Property and equipment, net	—	12	555,422	202,781	—	758,215
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	218,964	50,511	—	—	(269,475)	—
Other non-current assets	40,700	189,422	94,320	154,193	—	478,635
Total assets	608,108	272,399	1,783,318	453,905	(996,567)	2,121,163
Liabilities
Deferred revenue	—	105	527,188	389,217	—	916,510
Amount due to Group companies	1,196	52,330	—	673,566	(727,092)	—
Other current liabilities	5,567	1,000	176,164	236,605	—	419,336
Other non-current liabilities	—	—	50,050	135,409	—	185,459
Deficits of investments in subsidiaries and VIEs	—	—	979,405	—	(979,405)	—
Total liabilities	6,763	53,435	1,732,807	1,434,797	(1,706,497)	1,521,305
Non-controlling interest	—	—	—	(1,487)	—	(1,487)
Total Sunlands Technology Group shareholders’ equity/(deficit)	601,345	218,964	50,511	(979,405)	709,930	601,345
Total liabilities and equity	608,108	272,399	1,783,318	453,905	(996,567)	2,121,163

	As of December 31, 2023
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash, cash equivalents, and restricted cash	483,990	77,353	91,201	113,834	—	766,378
Amount due from Group companies	1,350,095	—	1,648,203	—	(2,998,298)	—
Other current assets	12,045	5,197	102,379	145,755	—	265,376
Property and equipment, net	—	—	574,428	212,242	—	786,670
Other non-current assets	42,634	—	60,942	196,506	—	300,082
Total assets	1,888,764	82,550	2,477,153	668,337	(2,998,298)	2,118,506
Liabilities
Deferred revenue	—	1,049	715,328	397,546	—	1,113,923
Amount due to Group companies	—	1,400,095	—	1,598,203	(2,998,298)	—
Other current liabilities	8,400	626	245,947	201,391	—	456,364
Other non-current liabilities	—	—	117,697	154,973	—	272,670
Deficits of investment in subsidiaries and VIEs	1,603,328	284,108	1,682,289	—	(3,569,725)	—
Total liabilities	1,611,728	1,685,878	2,761,261	2,352,113	(6,568,023)	1,842,957
Non-controlling interest	—	—	—	(1,487)	—	(1,487)
Total Sunlands Technology Group shareholders’ equity/(deficit)	277,036	(1,603,328)	(284,108)	(1,682,289)	3,569,725	277,036
Total liabilities and equity	1,888,764	82,550	2,477,153	668,337	(2,998,298)	2,118,506

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2024
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(16,630)	23,197	(563,948)	752,900	—	195,519
Loan and working capital support within the Group	—	—	922,307	—	(922,307)	—
Capital contribution to a subsidiary	(143,089)	—	—	—	143,089	—
Other investing activities	(3,212)	(213,505)	(244,989)	102,846	—	(358,860)
Net cash (used in)/generated from investing activities	(146,301)	(213,505)	677,318	102,846	(779,218)	(358,860)
Net proceeds from loan and working capital support from entities within the Group	—	2,330	—	(924,637)	922,307	—
Proceeds of capital contribution	—	143,089	—	—	(143,089)	—
Other financing activities	(10,949)	—	(101,779)	—	—	(112,728)
Net cash (used in)/generated from financing activities	(10,949)	145,419	(101,779)	(924,637)	779,218	(112,728)

	For the Year Ended December 31, 2023
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(66,321)	95,950	(481,352)	592,521	—	140,798
Loan and working capital support within the Group	33,559	—	552,864	—	(586,423)	—
Other investing activities	(1,958)	—	(41,822)	(28,038)	—	(71,818)
Net cash generated from/(used in) investing activities	31,601	—	511,042	(28,038)	(586,423)	(71,818)
Net proceeds from loan and working capital support from entities within the Group	—	16,441	—	(602,864)	586,423	—
Other financing activities	(36,004)	—	(38,654)	—	—	(74,658)
Net cash (used in)/generated from financing activities	(36,004)	16,441	(38,654)	(602,864)	586,423	(74,658)

	For the Year Ended December 31, 2022
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(53,792)	54,467	(628,363)	636,832	—	9,144
Loan and working capital support within the Group	47,138	—	538,347	—	(585,485)	—
Other investing activities	(13,013)	—	120,361	(11,166)	—	96,182
Net cash generated from/(used in) investing activities	34,125	—	658,708	(11,166)	(585,485)	96,182
Net proceeds from loan and working capital support from entities within the Group	—	(47,138)	—	(538,347)	585,485	—
Other financing activities	(29,257)	—	(38,654)	—	—	(67,911)
Net cash (used in)/generated from financing activities	(29,257)	(47,138)	(38,654)	(538,347)	585,485	(67,911)

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the SAFE, or its local branches. However, where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy the Group’s foreign currency demands, the Group may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of Renminbi into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Sunlands Technology Group. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

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
•
We are subject to risks and uncertainties associated with the PRC laws, regulations and policies on the broader education industry.
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

Risks Related to Doing Business in China

•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and if required, we cannot predict whether or for how long the Group will be able to obtain such approval or complete such filing or other requirements. For details, please see pages 41 to 42.
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the Group’s business and operations. For details, please see page 42.
•
Evolution of the PRC legal system, including changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly, which could result in a material adverse change in the Group’s operations and the value of the ADSs. For details, please see pages 42 to 43.
•
The PRC government’s significant oversight over the Group’s business operation in China could result in a material adverse change in the Group’s operations in China and the value of the ADSs. The Chinese government may intervene or influence the Group’s operations in China at any time, or may exert more regulation over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see page 43.
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against the Group or the Group’s management named in the annual report based on foreign laws. For details, please see page 43.
•
We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business. For details, please see pages 43 to 44. Also see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” on pages 16 to 17 for more information.
•
The PCAOB had previously been unable to inspect our auditor in relation to their audit work performed for the Group’s financial statements. Such inability to inspect in the past has deprived our investors with the benefits of such inspections. For details, please see pages 48 to 49.
•
The ADSs will be delisted and the ADSs and shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. For details, please see page 49.

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

The Group’s net revenues were RMB2,323.1 million, RMB2,159.6 million and RMB1,990.2 million (US$272.7 million), respectively, in 2022, 2023 and 2024. During the same periods, the Group’s gross billings were RMB1,496.7 million, RMB1,504.6 million and RMB1,555.4 million (US$213.1 million), respectively, and the Group’s new student enrollments were 534,280, 616,341 and 674,649, respectively. The Group is seeking to offer a broader range of courses, foster a more social and entertaining learning experience, and use cutting-edge technologies to improve students’ learning experience and outcomes. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that they will achieve the anticipated results or that the Group’s gross billings and new student enrollments will not decline in the future due to the risks and uncertainties discussed in this “Item 3. Key Information—3.D. Risk Factors.” If the Group is not able to achieve growth in the Group’s gross billings and new student enrollments effectively, or at all, the Group’s business and prospects may be materially and adversely affected.

The Group is subject to the uncertainty to continue to achieve profitability in the future.

The Group had net income of RMB643.0 million, RMB640.8 million and RMB342.1 million (US$46.9 million) in 2022, 2023 and 2024, respectively. Historically, the Group had recorded net losses. We cannot assure you that the Group will be able to continue to generate net profits in the future.

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

The Group relies on its sales and marketing efforts to increase student enrollments. The Group’s sales and marketing expenses primarily include expenses incurred in relation to sales and marketing personnel and marketing spending. The Group incurred approximately RMB1,129.5 million, RMB1,142.2 million and RMB1,216.9 million (US$166.7 million), respectively, in sales and marketing expenses in 2022, 2023 and 2024.

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

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. Subsequently, on November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that educational mobile app providers shall file their educational mobile apps and that filings of existing educational mobile apps shall be completed before January 31, 2020. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Online and Distance Education.” The educational mobile apps Shangde Jigou and Shangde Zikao had been filed with competent regulatory authority as required under the Opinions on Educational Apps. However, as the Opinions on Educational Apps are relatively new and evolving, and the Group’s business model and practices are continuing to evolve and adapt, we cannot assure you that the Group will be in full compliance with all applicable laws, regulations and rules. Additionally, the Group may face challenges in completing or maintaining required filings for any new educational apps it introduces in the future in a timely manner, or at all. For example, as of the date of this annual report, the filings of certain of our or the VIEs’ educational mobile apps, such as Haiwai Mingxiao Ketang, Jixiang Jiaoyu, Shufan Jiaoyu, Zhizi Ketang, Kandian Ketang, Tiantian Bannixue and Lexueyun Ketang, have not been completed. If the Group fails to promptly complete such filing and comply with other applicable regulatory requirements, the Group may be blacklisted by the MOE or its local counterparts and prohibited from submitting any filings for six months, or may be subject to fines, regulatory orders to suspend the Group’s operations or other regulatory and disciplinary sanctions.

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

We are subject to risks and uncertainties associated with the PRC laws, regulations and policies on the broader education industry.

The education industry in China is highly regulated and subject to ongoing policy changes, creating uncertainties that could impact our business, financial condition, and results of operations. The PRC government has implemented strict regulatory oversight over the private education sector in recent years, particularly in areas such as after-school tutoring, vocational training, and online education. Future changes in laws, regulations, or enforcement practices could create new compliance challenges for market participants, including our business.

While the Group’s primary focus is adult online education, the most restrictive policies, such as the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the Alleviating Burden Opinion) introduced in 2021, are primarily targeted at K-12 after-school tutoring, the broader regulatory environment for private education is evolving and subject to change. The regulatory authorities may introduce new requirements, restrictions or compliance obligations that could directly or indirectly affect our business operations.

As of the date of this annual report, the Group’s business, financial condition, results of operations and prospect have not been materially and adversely affected by recent regulatory changes in the PRC private education industry. It is uncertain whether and how the PRC government would introduce additional laws, regulations and guidance that may impact adult education, vocational training, or other aspects of our business. If new regulations impose stricter operational, financial, or ethical standards, or if the authorities expand their enforcement efforts, we may be required to adjust our business model, obtain new approvals, or modify our service offerings, which could lead to increased compliance costs, operational disruptions, or limitations on our growth prospects. Due to the complexity and uncertainty of the regulatory environment, we cannot assure you that the Group will be in full compliance with newly introduced laws and regulations in a timely manner, or at all. Failure to regain compliance may subject the Group to fines or other penalties or be required to terminate certain operations, in which case the Group’s business, financial condition and results of operations could be materially and adversely affected further. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation.”

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

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the Ministry of Industry and Information Technology, or MIIT, jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, which became effective on January 31, 2008 and were amended on August 28, 2015. Among other things, the Audio-Visual Program Provisions stipulate that no entities or individuals may provide Internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or completing the relevant filing with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. On April 1, 2010, SAPPRFT promulgated the Provisional Implementations of Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. Sub-category No. 3 to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. Sub-category No. 5 of the first category and sub-category No. 7 of the second category cover the live broadcasting of important political, martial, economic, social, cultural, sports activities or events or general social or community cultural activities, sports games and other organized activities. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.” See “Item 4. Information on the Company—4.B.

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

The Categories describe “Internet audio-visual program services” in a very broad, vague manner and are unclear as to whether online courses, whether delivered in a live streaming format or through video recordings, fall into the definition of audio-visual programs. The Group has made inquiries to the relevant bureaus of SAPPRFT and was informed that online educational content provided through live streaming or recorded courses does not fall within the scope of internet audio-visual programs, the transmission of which does not require a License for Online Transmission of Audio-Visual Programs. We cannot assure you that the PRC government will not ultimately take a view that live streaming or recorded courses or any other content offered on the Group’s platforms are subject to the Audio-Visual Program Provisions. The Group currently does not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that the Group’s content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, the Group may be required to obtain a License for Online Transmission of Audio-Visual Programs. The Group is, however, not eligible to apply for such license since the Group is not a state-owned or state-controlled entity. If this were to occur, the Group may be subject to penalties, fines, legal sanctions or an order to suspend the provision of the Group’s live streaming courses. As of the date of this annual report, the Group has not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the lack of a License for Online Transmission of Audio-Visual Programs in conducting of the Group’s business.

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

One of our subsidiaries, Wuhan Shangde, has registered “computer technology training” and “art training” in its authorized scope of business. However, we, the VIEs and certain of their operating subsidiaries currently do not include “occupational training” and “educational facilitation services” in their authorized scope of business. Based on the Group’s consultation with the competent government authorities in Beijing, such government authorities currently may not accept applications for inclusion of “occupational training,” “educational facilitation services” or similar items in the scope of business of companies that do not hold a private school operating permit. For additional information about the private school operating permit, see “—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules.” Even if the application were to be accepted, there is no assurance that it will be approved by the government authorities in a timely fashion, or at all. Furthermore, certain of our subsidiaries, the VIEs and their operating subsidiaries that offer online courses or engage in online educational services may be required by relevant government authorities to obtain the Value-Added Telecommunications Business Operating License and the License for the Production and Operation of Radio and Television Program or to adjust the business model. In addition, certain mobile apps do not complete the filing procedures under the Notice on the Filing of Mobile Internet Apps. The Group and/or third parties post information on the Group’s mobile apps and websites that may be viewed as news information, and the release of such information on the Group’s mobile apps and websites may be deemed as Internet news information services and therefore require the VIEs or their operating subsidiaries to obtain Internet news information licenses. In addition, if the government authorities deem printing and providing physical education materials to users as “publication distribution” under Administrative Provisions on the Publications

Market, we, the VIEs or their operating subsidiaries may be required to obtain the Publication License. Furthermore, although certain of the VIEs and their operating subsidiaries have obtained the Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits such VIEs to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that such ICP License covers all the telecommunication services the VIEs and their operating subsidiaries currently provide, and in the event that such ICP License is found not to cover all the telecommunication services the VIEs and their operating subsidiaries currently provide, the VIEs and their operating subsidiaries may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update their existing ICP License. If it comes to the attention of the government authorities that the VIEs and their operating subsidiaries are operating beyond their respective authorized scope of business, the Group may be subject to fines, confiscation of the gains derived from the noncompliant operations, or may be required to cease the VIEs’ noncompliant operations. In addition, the Group delivers courses in live streaming format on the Group’s proprietary live streaming platform which the relevant authorities may regard as a live-streaming platform and may thus require the Group to make necessary filings as a live-streaming platform. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Internet Live Streaming Services.”

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

In 2015, the Group launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from 3 to 12 months. Under the cooperation agreement between the Group and each credit provider, the Group is obligated to pay the full amount of interest payable under a loan to the credit providers. The Group does not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2022, 2023 and 2024, the Group’s student loan coverage ratio was 5.1%, 1.3% and 1.9%, respectively. For the same periods, the Group made interest payments of RMB6.0 million, RMB1.5 million and RMB1.7 million (US$0.2 million), respectively, to the credit providers. The decrease was mainly due to the students’ preference for lump-sum payment for interest, professional skills and professional certification preparation courses.

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

The Group’s reliance on certain types of course offerings may expose the Group to concentration risks. For example, the Group has historically relied on the Group’s Self-taught Higher Education Examination, or the STE course offerings, to generate revenues. In recent years, the interest, professional skills and professional certification preparation course offerings have contributed to an increasing proportion of the Group’s overall revenues. In 2022, 2023 and 2024, the Group’s interest, professional skills and professional certification preparation courses represented approximately 47.9%, 67.1% and 75.3%, respectively, of the Group’s net revenues, and approximately 83.1%, 98.4% and 99.1%, respectively, of the Group’s gross billings. In addition, the Group’s interest, professional skills and professional certification preparation courses represented approximately 90.4%, 95.0% and 97.6%, respectively, of the Group’s new student enrollments in 2022, 2023 and 2024.

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

In the ordinary course of the Group’s business and in particular in connection with conducting sales and marketing activities with the Group’s existing and prospective students as well as the utilization of the Group’s personalized study programs, the Group collects and utilizes data supplied by the users. The Group currently faces certain legal obligations regarding the manner in which the Group treats such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit the Group’s ability to collect, transfer and use data, could have an adverse effect on the Group’s business. While we have security measures in place to protect the data of the Group’s users, the Group’s study programs and underlying infrastructure may be materially damaged or compromised as a result of various factors, such as efforts by individuals or groups of hackers and sophisticated organizations, cyberattacks on the Group’s internally built infrastructure, and vulnerabilities in systems and applications from third-party service providers. In addition, if the Group were to disclose data about the Group’s users in a manner that was objectionable to them, the Group’s business reputation could be adversely affected, and the Group could face potential legal claims and administrative penalties that could impact the Group’s operating results. For further details, see “Item 4. Information on the Company—4.B. Business Overview—Data Privacy and Security” and “Item 16K. Cybersecurity.”

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

In 2022, 2023 and 2024, the Group had made RMB172.2 million, RMB94.2 million and RMB76.3 million (US$10.5 million) of refund payments, respectively, most of which were made pursuant to the Group’s tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Tuition and Fees.” The number of refund requests and the amount of refunds could be affected by a number of factors. These factors include, without limitation to, student dissatisfaction with the Group’s teaching quality and the Group’s course and educational content offerings, privacy concerns relating to the Group’s online platforms, negative publicity regarding the Group or online education in general, the terms and scope of the Group’s refund policy, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like the Group. See “—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementing Rules.” As part of the Group’s efforts to enhance user experience, from June 2019, the Group amended certain terms of refund policy to facilitate a more flexible and smoother refund process. Any refund payments that the Group may be required to make to the students, as well as the expenses the Group could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect the Group’s gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm the Group’s reputation. The Group has experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between the Group and the students, which may significantly harm the Group’s brand name and divert the Group’s attention from operating business.

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

The Group’s management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” We are exempt from the requirement of an attestation report issued by our registered public accounting firm because we are a non-accelerated filer. The Group will endeavor to maintain an effective internal control system, but any failure may cause the Group’s management not be able to conclude that the Group has effective internal control over financial reporting at a reasonable assurance level. To the extent the Group’s independent registered public accounting firm is required to attest to, and report on, the effectiveness of the Group’s internal control over financial reporting in the future, it may not be able to conclude that the Group has effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of the Group’s financial statements and negatively impact the trading price of the ADSs. Furthermore, the Group has incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the latest list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce and effective on November 1, 2024, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.

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

We have relied and expect to continue to rely on contractual arrangements with the VIEs, their respective shareholders and their respective subsidiaries to operate the Group’s online education services business in China. These contractual arrangements may not be as effective as direct ownership. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their respective subsidiaries constituted 46.3%, 63.4% and 83.9% of the Group’s total net revenues in 2022, 2023 and 2024, respectively.

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

The legal system in the PRC is evolving and the evolution of the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be considered as the primary beneficiary of the VIEs for accounting purposes, and the Group’s ability to conduct business may be negatively affected.

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

Mr. Peng Ou, our founder and the chairman of our board of directors, owns approximately 65.5% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 11.6% of our voting power as of the date of this annual report. In addition, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees collectively beneficially own approximately 8.0% of our issued and outstanding Class A ordinary shares and 96.2% of our issued and outstanding Class C ordinary shares, which constitute approximately 77.3% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. See “—Risks Related to the ADSs—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over the Group’s business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

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

Substantially all of the Group’s assets and operations are located in China. Accordingly, the Group’s business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant regulation over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Meanwhile, economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. There have been concerns over the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. In recent years, there have also been ongoing concerns about the relationship and the trade disputes between the United States and China. These tensions have been marked by the imposition of higher tariffs and retaliatory measures from both sides, reflecting broader strategies to address perceived trade imbalances. While these developments have not directly impacted our business, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. In addition, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, effective January 2, 2025, which restricts or requires notification of certain investments by U.S. persons in Chinese entities involved in semiconductors, quantum technologies, and artificial intelligence. Although we believe we are not currently subject to these restrictions, future developments in our business or changes in law may result in such designation, which may materially and adversely affect our ability to raise capital. More recently, on February

21, 2025, the United States President Donald Trump issued a National Security Presidential Memorandum titled the America First Investment Policy (the “America First Investment Policy”) to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) review the variable interest entity and subsidiary structures used by “foreign-adversary companies” to trade on United States exchanges, as well as allegations of fraudulent behavior by these companies, to protect United States investors. We face risks of losing deposits in the event of the closure or systematic failures of banks and if banks or financial institutions close or fail due to issues such as bankruptcy, fraud, or insolvency. These failures can destabilize the financial system and harm the wider economy as a whole. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the Group’s business and operating results, lead to a reduction in demand for the Group’s services and adversely affect the Group’s competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, the Group’s financial condition and results of operations may be adversely affected by government regulation over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment. It is uncertain whether these measures would cause decreased economic activity in China, which may adversely affect the Group’s business and operating results.

Evolution of the PRC legal system, including changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly, which could result in a material adverse change in the Group’s operations and the value of the ADSs.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, the PRC legal system continues to evolve rapidly, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties and may change quickly with short notice, which could result in a material adverse change in the Group’s operations and the value of the ADSs. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Group enjoys. These uncertainties may affect the Group’s judgment on the relevance of legal requirements and the Group’s ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from the Group.

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

Furthermore, the PRC legal system is based in part on government policies and rules, some of which are not published on a timely basis or are published with short notice. As a result, we may not be aware of the Group’s violation of any of these policies and rules until sometime after the violation. In addition, administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government’s significant oversight over the Group’s business operation in China could result in a material adverse change in the Group’s operations in China and the value of the ADSs. The Chinese government may intervene or influence the Group’s operations in China at any time, or may exert more regulation over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC government has significant oversight and discretion over the conduct of the Group’s business and may intervene with or influence the Group’s operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected educational industry, especially the educational services related to K-12 students, and we cannot rule out the possibility whether it will in the future further release regulations or policies regarding educational industry that could further adversely affect the Group’s business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and regulation over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based issuers like us. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Evolution of the PRC legal system, including changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly, which could result in a material adverse change in the Group’s operations and the value of the ADSs.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

To address the persistent capital outflow and the depreciation of Renminbi against U.S. dollars in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital regulation measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. It is uncertain whether the PRC government would continue to strengthen its capital regulation and our PRC subsidiaries’ dividends and whether other distributions would be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to the Group’s business, pay dividends, or otherwise fund and conduct the Group’s business.

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

The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the governments of the PRC, the United States or other countries. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Following the removal of the U.S. dollar peg, Renminbi appreciated more than 20% against U.S. dollars over the following three years. Since June 2010, Renminbi has started to appreciate slowly against U.S. dollars, though there have been periods when U.S. dollars has appreciated against Renminbi. On August 11, 2015, the PBOC allowed Renminbi to depreciate by approximately 2% against U.S. dollars. Since then and until the end of 2016, Renminbi has depreciated against U.S. dollars by approximately 10%. It is difficult to predict how long such depreciation of Renminbi against U.S. dollars may last and when and how the relationship between Renminbi and U.S. dollars may change again.

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

Governmental regulation of currency conversion may limit the Group’s ability to utilize the Group’s net revenues effectively and affect the value of your investment.

The PRC government imposes regulation on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The Group receives substantially all revenues in Renminbi. Under the Group’s current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company.

However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange regulation system prevents the Group from obtaining sufficient foreign currencies to satisfy the Group’s foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in mainland China, a jurisdiction where the PCAOB had been unable to conduct inspections without the approval of the Chinese authorities until 2022, our auditor was historically uninspected by the PCAOB. However, on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 Determinations accordingly. This marks the first time that Chinese authorities allowed access for complete inspections and investigations meeting U.S. standards, as required under the Sarbanes-Oxley Act.

The past lack of the PCAOB inspections in mainland China prevented the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, which made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that were subject to the PCAOB inspections. Any future lack of the PCAOB inspections in mainland China would prevent the PCAOB from fully evaluating audits and quality control procedures of our auditor, as a result of which we and investors will be deprived of the benefits of such PCAOB inspections, which could cause investors to lose confidence in our audit procedures and the quality of the Group’s financial statements.

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

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong in 2022 and vacated its previous determinations to the contrary. As a result, we are not at risk of having our securities subject to trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. Should the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination and we would be at risk of having our securities subject to a trading prohibition under the HFCAA.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain copies of register of members or corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) of these companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Mr. Peng Ou, our founder and chairman of our board of directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our current and prior senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constitute approximately 49.3% of our total issued and outstanding share capital and 79.9% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, beneficially owns all of our issued and outstanding Class B ordinary shares, which constitutes approximately 12.2% of our total issued and outstanding share capital and 13.9% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report.

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

Our status as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for certain taxable years is subject to uncertainty, and there can be no assurance that we will not be a PFIC for the current or any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is a passive asset for these purposes. Goodwill and other intangible assets are active assets under the PFIC rules to the extent attributable to activities that produce active income.

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear.

Based on the composition of our income and assets and the value of our assets, including goodwill and other intangible assets, which is based on the price of the ADSs, we do not believe we were a PFIC for the 2024 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which has been, and may continue to be, volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we are or were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In October 2015, our wholly-owned subsidiary, Sunlands Online Education HK Limited, or Sunlands HK, was incorporated in Hong Kong.

In July 2017, Tianjin Alaman Education Technology Co., Ltd. (formerly known as “Tianjin Studyvip Education Co., Limited”), or Tianjin Alaman, our wholly-owned subsidiary, was incorporated in the PRC. It was renamed as Tianjin Alaman Education Technology Co., Ltd. in February 2021 and was deregistered in March 2024.

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

In December 2020, Cheerwins Technology Group, or Cheerwins Cayman, our wholly-owned subsidiary, was incorporated in Cayman.

In January 2021, Cheerwins Online Education HK limited, or Cheerwins HK, our wholly-owned subsidiary, was incorporated in Hong Kong. Cheerwins HK is wholly owned by Cheerwins Cayman and was deregistered in November 2024.

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

From September 2019 to December 2020, Wuhan Zhibo entered into the VIE Contractual Arrangements with (i) Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, (ii) Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, (iii) Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, (iv) Guangzhou Wudawei Education Technology Co., Ltd., or Guangzhou Wudawei, (v) Guangzhou Tianyong Online Education Technology Co., Ltd., or Guangzhou Tianyong, and (vi) Wuhan Yuanji Online Technology Co., Ltd. (formerly known as “Wuhan Hadeliang Online Education Technology Co., Ltd.” and “Wuhan Xingui Online Technology Co., Ltd.”), or Wuhan Hadeliang, and (vii) Tianjin Shangde, as well as their shareholders. As part of our efforts to streamline our corporate structure, the VIE Contractual Arrangements between Wuhan Zhibo and (i) Wuhan Xiaoyan, (ii) Beijing Odysseus, (iii) Guangzhou Wudawei, (iv) Guangzhou Tianyong, (v) Wuhan Hadeliang, (vi) Wuhan Jiayan and (vii) Tianjin Shangde, as well as their shareholders, were terminated respectively through a series of transactions from April 2021 to October 2023.

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

The Group has been successful in addressing the unmet demand of a large, growing market and served approximately 4,753,000 students across China since the Group transitioned to an online education model in 2014. The number of the Group’s students was 1,067,042, 1,131,435 and 1,067,128, respectively, in 2022, 2023 and 2024. For the same years, the Group’s new student enrollments were 534,280, 616,341 and 674,649, respectively.

Solutions

The Group offers adult online education and adult personal interest learning education through extensive courses and educational content offerings. As of December 31, 2024, the Group offered interest, professional skills and professional certification preparation courses, and degree- or diploma-oriented post-secondary courses.

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

The Group’s net revenues were RMB2,323.1 million, RMB2,159.6 million and RMB1,990.2 million (US$272.7 million) respectively, and the Group’s gross billings were RMB1,496.7 million, RMB1,504.6 million and RMB1,555.4 million (US$213.1 million), respectively, in 2022, 2023 and 2024. The Group recorded net income of RMB643.0 million, RMB640.8 million and RMB342.1 million (US$46.9 million) in 2022, 2023 and 2024. The Group’s deferred revenues were RMB1,690.9 million, RMB1,113.9 million and RMB916.5 million (US$125.6 million), respectively, as of December 31, 2022, 2023 and 2024.

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

	For the Year Ended December 31,
	2022	2023	2024
Net revenues (RMB in thousands)
Interest, professional skills and professional certification preparation courses	1,112,707	1,449,858	1,498,058
Degree- or diploma-oriented post-secondary courses	1,084,857	534,041	205,578
Sales of goods(1)	75,240	144,233	244,901
Others(2)	50,297	31,452	41,667
Total	2,323,101	2,159,584	1,990,204
Gross billings (RMB in thousands)
Interest, professional skills and professional certification preparation courses	1,244,309	1,481,075	1,541,953
Degree- or diploma-oriented post-secondary courses	252,422	23,542	13,414
Total	1,496,731	1,504,617	1,555,367
New student enrollments
Interest, professional skills and professional certification preparation courses	483,200	585,254	658,690
Degree- or diploma-oriented post-secondary courses	51,080	31,087	15,959
Total	534,280	616,341	674,649

Note:

(1) Include revenues from sales of goods such as printed books and learning materials associated with the courses we offer. Revenues from sales of goods for the years ended December 31, 2022 and 2023 were previously included in "others" of net revenues for the respective years.

(2) Include commissions received for providing referral services to third-party companies.

Interest, professional skills and professional certification preparation courses

The Group develops interest and professional skills courses that help students cater to their interests and develop professional skills as the Group saw a surging trend in adults undertaking such courses online. As of December 31, 2024, the Group offered professional skills and interest courses such as Wealth Management, Voice Acting, Chinese Painting and Calligraphy. In addition, the Group also offers professional certification preparation courses designed to give students the skills, knowledge and abilities that are commonly required or helpful for a broad range of professions. The employment market is becoming increasingly competitive, motivating workers to enhance their career competitiveness through vocational education. As of December 31, 2024, the professional certification preparation courses covered various industries and professions, including Accounting, Human Resources and Teaching. The Group’s solid foundation and rich resources in course portfolio has enabled the Group to successfully grasp market opportunities and effectively scale up the Group’s offerings.

In recent years, the Group’s course offerings have become more diversified, and the interest, professional skills and professional certification preparation course offerings have contributed to an increasing proportion of the Group’s overall revenues. In 2022, 2023 and 2024, the interest, professional skills and professional certification preparation courses represented approximately 47.9%, 67.1% and 75.3%, respectively, of the Group’s net revenues, and approximately 83.1%, 98.4% and 99.1%, respectively, of the Group’s gross billings. In addition, the interest, professional skills and professional certification preparation courses represented approximately 90.4%, 95.0% and 97.6%, respectively, of the Group’s new student enrollments in 2022, 2023 and 2024. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—To the extent the Group relies on certain types of course offerings to generate revenues, the Group will be subject to concentration risks, including risks resulting from changes in government policies.”

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

Degree- or diploma-oriented post-secondary courses

The degree- or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, and other degree- or diploma-oriented post-secondary courses. As of December 31, 2024, STE courses covered 11 majors, including Administrative Management, Chinese Language and Literature, Accounting, Business Management, Human Resource Management, Law, Public Administration, Computer Information Management, Pre-School Education, Marketing and

English. Other degree- or diploma-oriented post-secondary course offerings include preparation courses for the entrance examinations of Master of Business Administration (“MBA”) in China and overseas.

Degree- or diploma-oriented post-secondary courses, especially STE courses, have historically accounted for the largest proportion of the Group’s net revenues, gross billings and new student enrollments. In recent years, the Group’s course offerings have become more diversified. In 2022, 2023 and 2024, degree- or diploma-oriented post-secondary courses represented approximately 46.7%, 24.8% and 10.3%, respectively, of the Group’s net revenues, and approximately 16.9%, 1.6% and 0.9%, respectively, of the Group’s gross billings. In addition, degree- or diploma-oriented post-secondary courses represented approximately 9.6%, 5.0% and 2.4%, respectively, of the Group’s new student enrollments for the years ended December 31, 2022, 2023 and 2024.

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

We believe the live streaming format and highly interactive learning experience makes the Group’s services highly attractive to students. In 2022, 2023 and 2024, the Group’s new student enrollments were 534,280, 616,341 and 674,649, respectively.

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

Students

The Group has a large student base, primarily as a result of the Group’s well-established brand and effective sales and marketing efforts. In 2022, 2023 and 2024, the Group had 1,067,042, 1,131,435 and 1,067,128 students, respectively, and the Group’s new student enrollments were 534,280, 616,341 and 674,649, respectively.

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

Faculty

The Group maintains a team of full-time faculty dedicated to helping students succeed. As of December 31, 2024, the Group’s faculty primarily consisted of 56 teachers and 30 mentors based in Beijing and Wuhan, China.

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

Teachers

We believe maintaining a high-quality team of teachers is the bedrock of the Group’s brand and reputation, particularly given the Group’s online course delivery model where each teacher is expected to cover a larger number of students than in offline, classroom-based courses. The Group monitors the total number of hours teachers teach regularly to provide both an optimal number of teachers for the Group’s large student enrollments and adequate teaching assignments for each of the teachers. Most of the teachers are full-time employees, while the Group also engage part-time teachers. For part-time teachers, the Group enters into agreements with qualified individuals and pays for the classes taught by them, or it collaborates with third party companies that arrange teachers to teach classes and pays for the teaching services rendered. The training the Group provides to teachers is designed to allow teachers to develop their own teaching style and methodology while maintaining high teaching quality.

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

The Group has built a large, well-trained professional sales and marketing team. As of December 31, 2024, the Group had a total of 1,674 sales and marketing personnel. The Group maintains sales and marketing personnel in major regional markets, such as Beijing, Wuhan, Shenzhen and Guangzhou. The Group’s sales and marketing force adopt sales and marketing strategies customized based on the needs and profile of prospective students in different markets. The Group divides the sales and marketing personnel into different teams, each dedicated to executing marketing strategies in a particular course offering or demographics.

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

The Group maintains a dedicated IT development and support team. As of December 31, 2024, the Group had 114 technology development personnel.

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

The Group launched the personalized study programs in 2018. This in-house developed software uses machine learning and natural language processing technology to analyze student behavior and their level of understanding of specific courses. Based on this analysis, the Group is able to predict test results, with a high accuracy rate, and develop tailor-made learning solutions that are designed to improve study outcomes.

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
•
Installment payment plan. The Group offers an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to the Group by such credit provider. The Group also partners with credit intermediaries, who connect students with credit providers. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from 3 to 12 months. Under the cooperation agreement between the Group and each credit provider, the Group is responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. The Group generally does not guarantee the payment of the loan principal by the students. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may face risks associated with the installment tuition payment plan the Group offers to its students.” In 2022, 2023 and 2024, the Group’s student loan coverage ratios were 5.1%, 1.3% and 1.9%, respectively. During the same periods, the Group made interest payments of RMB6.0 million, RMB1.5 million and RMB1.7 million (US$0.2 million), respectively, to the credit providers.

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

Intellectual Property

The Group relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect the Group’s intellectual property rights. The Group owns copyrights to the educational content the Group developed in-house. The Group enters into standard employment agreements with teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment is the Group’s intellectual property. As of December 31, 2024, the Group has registered 320 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 150 software copyrights with the PRC State Copyright Bureau, and registered 273 domain names.

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

Licenses and Approvals

See “Item 3. Key Information—Licenses and Approvals” for details.

Regulation

Regulations Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or MOFCOM and the National Development and Reform Commission, or NDRC, effective on November 1, 2024, foreign investors shall not engage in the prohibited activities listed in the Negative List. Pursuant to the latest Negative List, the provision of value-added telecommunications services falls in the category of restricted activities and, with a few exceptions, the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

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

On April 8, 2024, the MIIT issued the Circular on Pilot Work of Expanding the Opening Up of Value-Added Telecommunications Services, pursuant to which, the foreign ownership limits on several services, including (i)Internet Data Center, (ii)Content Delivery Networks, (iii)Internet Access Services, (iv)online data processing and transaction, (v) information publishing platform and delivery services (except Internet news and information, online publishing, online audio-visual, Internet culture business), and (vi) information protection and processing services in designated pilot areas, are eliminated. However, this Circular are newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement.

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

On September 24, 2024, the State Council promulgated the Regulations on the Management of Network Data Security, or the Network Data Regulation, which came into effect on January 1, 2025. The Network Data Regulation serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It clarifies definitions for important data, outlines the obligations of those handling important data, and establishes broader contractual requirements for data sharing between data handlers. It remains to be seen how this regulation will be interpreted and implemented, and to what extent it will affect our operations.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK and FireSky Investment may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo and Wuhan Zhongtudao, respectively, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements the Group has are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

4.D. Property, Plants and Equipment

The Group’s current principal executive offices are located at Building 6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. The Group maintains offices in Beijing, China, with an aggregate of approximately 8,583 square meters. These facilities currently accommodate the Group’s management headquarters, as well as the sales and marketing, course and educational content development, and general and administrative activities. The Group also maintains offices in Wuhan, China, with an aggregate of approximately 17,721 square meters, to support part of the Group’s sales and marketing activities. In addition, the Group maintains offices in Guangzhou, China, with an aggregate of approximately 4,485 square meters, to support the sales and marketing activities as well as general and administrative activities.

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

In 2022, 2023 and 2024, the Group’s new student enrollments were 534,280, 616,341 and 674,649, respectively, and the numbers of students were 1,067,042, 1,131,435 and 1,067,128, respectively. The Group’s new student enrollments remained relatively stable, primarily due to the increase in professional skills and general interest courses catering to growing demands for diverse personal education, partially offset by the decrease in degree- or diploma-oriented post-secondary courses. The Group is seeking to offer a broader range of courses, foster a more a social and entertaining learning experience, and use cutting-edge technologies to improve students’ learning experience and outcomes which we believe would help to achieve positive results in the Group’s new student enrollments in the long run. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—If the Group fails to manage its business growth effectively, the success of the Group’s business model will be compromised.”

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

Ability to maintain an optimal mix of course length

The Group typically receives tuition from students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of the Group’s course packages. The tuition the Group collects from a student is initially recorded as deferred revenue and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. For the year ended December 31, 2024, the weighted average service period of the Group’s interest, professional skills and professional certification preparation courses was approximately 5 months, and the weighted average service period of the Group’s degree- or diploma-oriented post-secondary courses was approximately 17 months. As of December 31, 2022, 2023 and 2024, the Group’s deferred revenues were RMB1,690.9 million, RMB1,113.9 million and RMB916.5 million (US$125.6 million), respectively.

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

Sales and marketing expenses have historically represented a substantial portion of the Group’s total operating expenses. In 2022, 2023 and 2024, the Group’s sales and marketing expenses were RMB1,129.5 million, RMB1,142.2 million and RMB1,216.9 million (US$166.7 million), respectively. The increase in the sales and marketing expenses from 2023 to 2024 was mainly due to increased spending on sales activities, including enhanced compensation for sales personnel as well as increased spending on branding and marketing activities focused on interest courses offerings. The Group’s sales and marketing expenses are primarily composed of marketing spending and expenses incurred in relation to sales and marketing personnel. The Group’s ability to lower the sales and marketing expenses as a percentage of gross billings depends on the Group’s ability to improve sales and marketing efficiency and leverage the Group’s existing brand value and word-of-mouth referrals in the sales and marketing efforts. In 2022, 2023 and 2024, the percentage of the Group’s sales and marketing expenses divided by the Group’s gross billings was 75.5%, 75.9% and 78.2%, respectively.

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

Key Components of Results of Operations

Net revenues

The Group derives substantially all net revenues from tuition that the Group charges students for the course packages that they purchase. In 2022, 2023 and 2024, the Group generated net revenues of RMB2,323.1 million, RMB2,159.6 million and RMB1,990.2 million (US$272.7 million), respectively.

The Group generally bills students for the entire course tuition upfront at the time of sale of the course packages. The tuition the Group collects from a student is initially recorded as deferred revenue and is generally recognized proportionally over a weighted average service period of 5 months for the interest, professional skills and professional certification preparation courses and a weighted average service period of 17 months for the degree- or diploma-oriented post-secondary courses for the year ended December 31, 2024. As of December 31, 2022, 2023 and 2024, the Group had deferred revenue of RMB1,690.9 million, RMB1,113.9 million and RMB916.5 million (US$125.6 million), respectively. For a reconciliation of the Group’s gross billings and net revenues, see “—Non-GAAP Financial Measures.”

The following table sets forth a breakdown of the Group’s total net revenues for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest, professional skills and professional certification preparation courses	1,112,707	47.9	1,449,858	67.1	1,498,058	205,233	75.3
Degree- or diploma-oriented post-secondary courses	1,084,857	46.7	534,041	24.8	205,578	28,164	10.3
Sales of goods(1)	75,240	3.2	144,233	6.7	244,901	33,551	12.3
Others(2)	50,297	2.2	31,452	1.4	41,667	5,709	2.1
Total net revenues	2,323,101	100.0	2,159,584	100.0	1,990,204	272,657	100.0

Note:

(1) Include revenues from sales of goods such as printed books and learning materials associated with the courses we offer. Revenues from sales of goods for the years ended December 31, 2022 and 2023 were previously included in "others" of net revenues for the respective years.

(2) Include commissions received for providing referral services to third-party companies.

Cost of revenues

The Group recorded cost of revenues of RMB348.2 million, RMB265.5 million and RMB317.6 (US$43.5 million) in 2022, 2023 and 2024, respectively. Salaries and benefits paid to teachers and mentors accounted for a primary portion of cost of revenues. In 2022, 2023 and 2024, salaries and benefits paid to teachers and mentors that the Group recorded as cost of revenues were RMB160.5 million, RMB91.4 million and RMB62.1 million (US$8.5 million), respectively, accounting for 46.1%, 34.4% and 19.6%, respectively, of the cost of revenues for the same periods. The cost of revenues also included cost of printed books and learning materials, service fees paid to educational institutions, cooperation costs, related rental expenses, server management costs, bandwidth costs, payment processing costs, depreciations for property and equipment and amortizations for intangible assets. See “Item 4. Information on the Company—4.B. Business Overview—Tuition and Fees.” The Group expects the cost of revenues to increase in an absolute amount in line with the expansion of business and student base growth.

Operating expenses

The Group’s operating expenses consist of sales and marketing expenses and, to a lesser extent, general and administrative expenses and product development expenses. The following table sets forth the Group’s operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	1,129,508	83.2	1,142,154	86.6	1,216,912	166,716	88.5
General and administrative	185,667	13.7	143,286	10.9	132,809	18,195	9.7
Product development	42,834	3.1	33,723	2.5	25,008	3,426	1.8
Total operating expenses	1,358,009	100.0	1,319,163	100.0	1,374,729	188,337	100.0

Sales and marketing expenses

The following table sets forth a breakdown of the Group’s sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Expenses incurred in relation to sales and marketing personnel	564,666	50.0	518,040	45.4	548,630	75,162	45.1
Marketing spending	511,931	45.3	590,565	51.7	611,610	83,790	50.3
Rentals and related expenses	9,313	0.8	5,158	0.5	13,699	1,877	1.1
Others	43,598	3.9	28,391	2.4	42,973	5,887	3.5
Total sales and marketing expenses	1,129,508	100.0	1,142,154	100.0	1,216,912	166,716	100.0

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	2,323,101	2,159,584	1,990,204	272,657
Cost of revenues(1)	(348,150)	(265,528)	(317,570)	(43,507)
Gross profit	1,974,951	1,894,056	1,672,634	229,150
Operating expenses
Sales and marketing expenses(1)	(1,129,508)	(1,142,154)	(1,216,912)	(166,716)
Product development expenses(1)	(42,834)	(33,723)	(25,008)	(3,426)
General and administrative expenses(1)	(185,667)	(143,286)	(132,809)	(18,195)
Total operating expenses	(1,358,009)	(1,319,163)	(1,374,729)	(188,337)
Income from operations	616,942	574,893	297,905	40,813
Interest income	16,248	31,094	38,824	5,319
Interest expense	(10,059)	(7,657)	(5,293)	(725)
Other income, net	24,527	34,097	26,296	3,603
Impairment loss on long-term investments	(500)	(61)	—	—
Gain/(loss) on disposal of subsidiaries	1,390	43,715	(838)	(115)
Income before income tax expenses and gain/(loss) from equity method investments	648,548	676,081	356,894	48,895
Income tax expenses	(11,992)	(25,166)	(1,300)	(178)
Gain/(loss) from equity method investments	6,453	(10,084)	(13,512)	(1,851)
Net income	643,009	640,831	342,082	46,866
Less: Net (loss)/income attributable to non-controlling interest	(950)	1	—	—
Net income attributable to Sunlands Technology Group	643,959	640,830	342,082	46,866
Net income per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	94.14	92.88	50.12	6.87
Weighted average shares used in calculating net income per ordinary share— basic and diluted	6,840,079	6,899,456	6,824,824	6,824,824

Note:

(1) Share-based compensation expenses are included in:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	33	—	—	—
Sales and marketing expenses	4,166	—	—	—
Product development expenses	—	—	—	—
General and administrative expenses	2,982	—	—	—
Total	7,181	—	—	—

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues

The Group’s net revenues decreased by 7.8% from RMB2,159.6 million in 2023 to RMB1,990.2 million (US$272.7 million) in 2024, primarily due to the decrease in the new students enrollments and gross billings from degree- or diploma-oriented post-secondary courses. Despite that gross billings from degree- or diploma-oriented post-secondary courses decreased to RMB13.4 million in 2024 from RMB23.5 million in 2023, gross billings from interest, professional skills and professional certification preparation courses increased to RMB1,542.0 million (US$211.2 million) in 2024 from RMB1,481.1 million in 2023. A significant portion of the gross billings from interest, professional skills and professional certification preparation courses generated in 2024 were recognized as net revenues in the same year, primarily because revenues generated from interest, professional skills and professional certification preparation courses are generally recognized over a shorter period of time than degree- or diploma-oriented post-secondary courses. The weighted average “service period” (i.e., the period over which revenues for the online courses are recognized on a straight-line basis) of the interest, professional skills and professional certification preparation courses in 2023 and 2024 was 5 months and 5 months as compared to 15 months and 17 months of degree- or diploma-oriented post-secondary courses in 2023 and 2024, respectively.

Cost of revenues

The Group’s cost of revenues increased by 19.6% from RMB265.5 million in 2023 to RMB317.6 million (US$43.5 million) in 2024. The increase was primarily due to an increase in the cost of revenues from the growing sales of goods such as printed books and learning materials associated with the courses we offer.

Gross profit

As a result of the foregoing, the Group’s gross profit decreased by 11.7% from RMB1,894.1 million in 2023 to RMB1,672.6 million (US$229.2 million) in 2024, and gross margin decreased from 87.7% in 2023 to 84.0% in 2024.

Operating expenses

The Group’s operating expenses increased by 4.2% from RMB1,319.2 million in 2023 to RMB1,374.7 million (US$188.3 million) in 2024.

Sales and marketing expenses

The Group’s sales and marketing expenses increased by 6.5% from RMB1,142.2 million in 2023 to RMB1,216.9 million (US$166.7 million) in 2024. The increase was mainly due to the increase of compensation for sales personnel and the spending on branding and marketing activities focused on interest courses offerings.

General and administrative expenses

The Group's general and administrative expenses decreased by 7.3% from RMB143.3 million in 2023 to RMB132.8 million ($18.2 million) in 2024, driven primarily by RMB5.1 million decline in rental expenses resulting from termination of certain leased spaces before the end of their lease terms for cost savings purpose.

Product development expenses

The Group’s product development expenses decreased by 25.8% from RMB33.7 million in 2023 to RMB25.0 million (US$3.4 million) in 2024. The decrease was primarily due to declined compensation expenses related to headcount reduction of the product development personnel.

Other income

Other income for 2024 was RMB26.3 million (US$3.6 million), compared with RMB34.1 million in 2023. The decrease was primarily due to the decreased government subsidy that the Group received and recognized in 2024.

Net income

As a result of the foregoing, the Group’s net income for 2024 was RMB342.1 million (US$46.9 million), compared with RMB640.8 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” beginning on page 87 of our Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 25, 2024 (Securities Act File No. 001-38423).

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	2,323,101	2,159,584	1,990,204	272,657
Less: other revenues(1)	(125,864)	(176,014)	(287,179)	(39,343)
Add: tax and surcharges	66,638	62,352	77,734	10,650
Add: ending deferred revenue	1,690,946	1,113,923	916,510	125,561
Add: deferred revenue in connection with disposal of subsidiaries	259	23,220	3,423	469
Add: ending refund liability	133,066	143,744	112,342	15,391
Less: beginning deferred revenue	(2,348,179)	(1,690,946)	(1,113,923)	(152,607)
Less: beginning refund liability	(243,236)	(133,066)	(143,744)	(19,693)
Less: beginning refund liability in connection with disposal of subsidiaries	—	1,820	—	—
Gross billings (non-GAAP)	1,496,731	1,504,617	1,555,367	213,085

Note:

(1) Include commissions received for providing referral services to third-party companies and revenues from sales of goods such as printed books and learning materials associated with the courses we offer.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net income	643,009	640,831	342,082	46,866
Add: Income tax expenses	11,992	25,166	1,300	178
Depreciation and amortization	46,684	30,648	29,467	4,037
Interest expense	10,059	7,657	5,293	725
Less: Interest income	(16,248)	(31,094)	(38,824)	(5,319)
EBITDA (non-GAAP)	695,496	673,208	339,318	46,487

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

The Group’s services are subject to VAT at the rate of 6%, and sales of goods are calculated at 13% on revenue and paid after deducting input VAT on purchases for general-VAT-payer entities in accordance with tax rule, except that certain subsidiaries were subject to a simple VAT collection method at a rate of 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing regulations provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited and FireSky Investment HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo and Wuhan Zhongtudao, respectively, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements the Group has are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Critical Accounting Estimates

We prepare financial statements in accordance with U.S. GAAP, which requires the Group to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, the Group’s actual results could differ from those estimates. Some of our accounting estimates require a higher degree of judgment than others in their application.

The selection of critical accounting estimates, the judgments and other uncertainties affecting application of those estimates and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Group’s financial statements. We believe the following accounting estimates involve the most significant judgments and estimates used in the preparation of the Group’s financial statements. For further information on our critical accounting estimates, see Note 2 to the consolidated financial statements.

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

For the year ended December 31, 2024, the Group derived revenue primarily from the online education services. Revenues for online education services are recognized on a straight-line basis over the service period from the registration day to the day on which the service period ends.

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

The Group financed operations from cash generated from operating activities as well as proceeds from the issuance and sale of our ordinary shares. As of December 31, 2024, the Group had RMB507.2 million (US$69.5 million) in cash and cash equivalents, the majority of which were held by our company, our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries in China. The Group’s cash and cash equivalents consist primarily of bank deposits and are primarily denominated in U.S. dollars and Renminbi. We believe that the Group’s current cash and anticipated cash flow from operations will be sufficient to meet the Group’s anticipated cash needs, including the cash needs for working capital and capital expenditures, for at least the next 12 months. As of December 31, 2024, the Group’s cash and cash equivalents denominated in U.S. dollars and Renminbi amounted to RMB358.8 million (US$49.2 million) and RMB147.7 million (US$20.2 million), respectively. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

The Group recorded net income of RMB643.0 million, RMB640.8 million and RMB342.1 million (US$46.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The Group had positive working capital of RMB21.6 million and RMB82.9 million (US$11.4 million) as of December 31, 2023 and 2024, respectively.

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

We did not have any off-balance sheet arrangements as of December 31, 2024.

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

The following table sets forth a summary of the Group’s cash flows for the years indicated:

	For the Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	140,798	195,519	26,788
Net cash used in investing activities	(71,818)	(358,860)	(49,164)
Net cash used in financing activities	(74,658)	(112,728)	(15,444)
Effect of exchange rate changes	14,652	16,920	2,317
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,974	(259,149)	(35,503)
Cash, cash equivalents and restricted cash at beginning of the year	757,404	766,378	104,993
Cash, cash equivalents and restricted cash at end of the year	766,378	507,229	69,490

For a summary of the Group’s cash flows in 2022, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Cash Flows and Working Capital” beginning on page 91 of our Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 25, 2023 (Securities Act File No. 001-38423).

Operating Activities

Net cash generated from operating activities was RMB195.5 million (US$26.8 million) in 2024. The difference between the Group’s net income of RMB342.1 million (US$46.9 million), after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred revenue of RMB194.0 million (US$26.6 million), (ii) an increase in deferred tax assets of RMB24.7 million (US$3.4 million), (iii) a decrease in lease liability of RMB19.9 million (US$2.7 million) resulting from termination of certain leased spaces; partially offset by (i) depreciation and amortization of RMB29.5 million (US$4.0 million), (ii) non-cash lease expenses of RMB18.1 million (US$2.5 million), (iii) a decrease in deferred costs of RMB18.1 million (US$2.5 million), (iv) loss from an equity method investment of RMB13.5 million (US$1.9 million), (v) a decrease in right-of-use assets of RMB8.9 million (US$1.2 million). Deferred revenue consisted primarily of tuition paid upfront by students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Net cash generated from operating activities was RMB140.8 million in 2023. The difference between the Group’s net income of RMB640.8 million, after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred revenue of RMB553.8 million, (ii) a decrease in lease liability of RMB168.6 million, (iii) non-cash gain from disposal of subsidiaries of RMB43.7 million; partially offset by (i) a decrease in right-of-use asset of RMB142.3 million, (ii) a decrease in deferred costs of RMB37.3 million, (iii) an increase in accrued expenses and other current liabilities of RMB35.1 million, (iv) depreciation and amortization of RMB30.6 million. Deferred revenue consisted primarily of tuition paid upfront by students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Investing Activities

Net cash used in investing activities was RMB358.9 million (US$49.2 million) in 2024, which was primarily attributable to purchase of short-term investments of RMB1,738.7 million (US$238.2 million) and the purchase of long-term investments of RMB235.3 million (US$32.2 million), partially offset by proceeds from maturity of short-term investments of RMB1,607.1 million (US$220.2 million).

Net cash used in investing activities was RMB71.8 million in 2023, which was primarily attributable to purchase of short-term investments of RMB773.3 million, partially offset by proceeds from maturity of short-term investments of RMB701.7 million.

Financing Activities

Net cash used in financing activities in 2024 was RMB112.7 million (US$15.4 million), which was primarily attributable to repayment of bank debt of RMB101.8 million (US$13.9 million) and repurchase Class A ordinary shares of RMB10.9 million (US$1.5 million).

Net cash used in financing activities in 2023 was RMB74.7 million, which was primarily attributable to repayment of bank debt of RMB38.7 million and settlement of dividend payable of RMB31.3 million.

Material Cash Requirements

The Group’s material cash requirements as of December 31, 2024 and any subsequent interim period primarily include the Group’s operating lease commitments, long-term loans, capital expenditures and working capital requirements.

The Group’s operating lease commitments consist of the commitments under the lease agreements for office premises. The Group leases the office facilities under non-cancelable operating leases with various expiration dates. The majority of the Group’s operating lease commitments are related to our office lease agreements in China.

The Group’s long-term loans represent future maximum commitment relating to the principal amount and interests in connection with two loan agreements dated August 29, 2018 and November 21, 2018 in the aggregate principal amount of RMB260.0 million (US$40.8 million) and one loan agreement dated July 5, 2021 with the principal amount of RMB61.5 million (US$9.7 million). The annual interest rate for the loan agreements dated in 2018 was 1.472% prior to April 15, 2021, 1.25% from April 16, 2021 to August 25, 2023 and 0.7% after August 25, 2023 on top of base rate of one-year interest rate released by the People’s Bank of China. The annual interest rate for the loan agreement dated in 2021 was 1.05% prior to July 1, 2022 and 0.75% after July 1, 2022 on top of base rate of one-year interest rate released by the People’s Bank of China. Under the agreements, the Group is obligated to repay the loans in equal instalment every three months with maturity terms ranging from eight years to ten years. The Group repaid RMB38.7 million, RMB38.7 million and RMB101.8 million (US$13.9 million) for the principals of loans during the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, the Group has fully repaid outstanding amount under the two loan agreements dated August 29, 2018 and November 21, 2018.

The following table sets forth the Group’s contractual obligations as of December 31, 2024:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease commitments	207,065	18,192	36,456	38,381	114,036
Long-term loans	47,646	7,802	14,828	13,794	11,222

The Group made an early and full repayment of the outstanding amount under the loan agreement dated July 2021 in March 2025, and the Group's loan has been fully repaid to date.

The Group’s capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment and buildings necessary to support the Group’s operations. The Group’s capital expenditures were RMB3.2 million, RMB6.4 million and RMB0.4 million (US$0.1 million), respectively, for the years ended December 31, 2022, 2023 and 2024. We intend to fund our future working capital requirements and capital expenditures from the Group’s existing cash balance, cash generated from operating activities and funds raised from financing activities.

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

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, we and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2022, 2023 and 2024, the net amounts of working capital support provided by the VIEs to our PRC subsidiaries were RMB538.3 million, RMB602.9 million and RMB924.6 million (US$126.7 million), respectively. For more information, see “Item 3. Key Information—Condensed Consolidating

Schedule,” and consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, Sunlands Technology Group had made cumulative capital contributions of US$200.0 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2022, 2023 and 2024, the VIEs transferred RMB51.6 million, RMB26.8 million and RMB60.1 million (US$8.2 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2022, 2023 and 2024. There were no other assets transferred between us and the VIEs in 2022, 2023 and 2024.

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

Sunlands Technology Group has previously declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of its ordinary shares and ADSs on June 14, 2022, which had been fully paid. We have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

On December 5, 2024, Wuhan Shangde declared a cash dividend of RMB100.0 million (US$13.7 million) to its sole shareholder, Wuhan Zhibo, which had been fully paid by December 31, 2024. On March 31, 2025, Wuhan Zhibo declared a cash dividend of RMB19.0 million (US$2.6 million) to its sole shareholder, Sunlands HK, which has been fully paid as of the date of this annual report.

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Estimates.”

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Ou (also known as Jianhong Yin)	47	Founder, Chairman, Director
Tongbo Liu	38	Chief Executive Officer, Director
Jing Gao	40	Vice President, Director
Yang Wang	50	Director
Hangyu Li	42	Finance Director
Zheng Zhao (also known as Ching Chiu)	46	Independent Director
Yingda Song	39	Independent Director

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

Yingda Song has served as our independent director since May 2024. Mr. Song currently serves as an associate professor in the Antai College of Economics and Management of Shanghai Jiao Tong University, where he also served as an assistant professor from 2017 to 2019. Prior to that, he worked as a research associate in the University of Science and Technology of China from 2015 to 2017, and as a research fellow in the National University of Singapore from 2013 to 2015. Mr. Song holds a Ph.D. from Hong Kong University of Science and Technology and a bachelor’s degree from Tsinghua University.

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

6.B. Compensation

Compensation of Directors and Senior Management

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB1.7 million (US$0.2 million) in cash to our executive officers. The payment of compensation to our independent directors for their services rendered for the year ended December 31, 2024 is in a total amount of RMB1.1 million (US$0.2 million), which has been fully paid in cash. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.” We do not set aside any amount to provide pension, retirement or similar benefits.

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

As of the date of this annual report, there were no outstanding equity awards granted to our directors and executive officers under the 2017 Plan. As of the same date, our other employees and certain former employees as a group held options to purchase 31,550 Class C ordinary shares, with an exercise price of US$84.75 per share.

For discussions of our accounting estimates for awards granted pursuant to the 2017 Plan, see Note 2 to our consolidated financial statements.

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors, including two independent directors, namely Mr. Zheng Zhao and Mr. Yingda Song. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

Audit Committee

Our audit committee consists of Mr. Zheng Zhao and Mr. Yingda Song, and is chaired by Mr. Zheng Zhao. We have determined that each of Mr. Zheng Zhao and Mr. Yingda Song satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Zheng Zhao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the Group’s financial statements. The audit committee is also responsible for, among other things:

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

6.D. Employees

The Group had 2,318, 2,113 and 2,071 full-time employees as of December 31, 2022, 2023 and 2024, respectively. The decrease in the number of full-time employees was mainly driven by the strategic contraction of the business. As of December 31, 2024, most of the Group’s employees were in Beijing, Guangzhou and Wuhan.

The following table sets forth the number of the Group’s employees as of December 31, 2024:

Function	Number of Full-Time Employees	Percentages
Academic and administrative faculty(1)	146	7.0%
Sales and marketing staff	1,252	60.5%
Sales operation	422	20.4%
General and administrative	137	6.6%
Technology development	114	5.5%
Total	2,071	100.0%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025 by:

•
each of our directors and executive officers; and
•
each person known to the Group to beneficially own more than 5% of each class of our ordinary shares.

The calculations in the table below are based on 6,758,124 issued and outstanding ordinary shares as of March 31, 2025, comprising (i) 2,599,673 Class A ordinary shares (excluding 5,200 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans), (ii) 826,389 Class B ordinary shares, and (iii) 3,332,062 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A		Class B		Class C		% of Voting Power
	Number	Percentage	Number	Percentage	Number	Percentage	**
Directors and Executive Officers:†
Peng Ou(1)	111,120	4.3	—	—	2,721,904	81.7	65.5
Tongbo Liu(2)	30,385	1.2	—	—	482,732	14.5	11.6
Jing Gao(3)	60,383	2.3	—	—	—	—	*
Yang Wang	—	—	—	—	—	—	—
Hangyu Li	*	*	—	—	—	—	*
Zheng Zhao	—	—	—	—	—	—	—
Yingda Song	—	—	—	—	—	—	—
All directors and executive officers as a group	208,119	8.0	—	—	3,204,636	96.2	77.3
Principal Shareholders:
ELITE CONCEPT HOLDINGS LIMITED(4)	564,209	21.7	—	—	—	—	1.4
Affiliates of Orchid Asia(5)	352,776	13.6	—	—	—	—	*
PV PLUTO LIMITED(6)	—	—	826,389	100.0	—	—	13.9
Studyvip Online Education Limited(7)	—	—	—	—	2,084,772	62.6	50.0
MARBLE FAITH LIMITED(8)	—	—	—	—	637,132	19.1	15.3
SCuPt Global Limited(9)	—	—	—	—	355,306	10.7	8.5

Notes:

* Less than 1% of our total outstanding shares on an as-converted basis.

** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† The address of our directors and executive officers Mr. Peng Ou, Mr. Tongbo Liu, Ms. Jing Gao and Mr. Hangyu Li is Building 6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, China. The address of Mr. Yang Wang is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands. The address of Mr. Zheng Zhao is Suite 1503, New Oriental South Building, No. 2 Haidiandongsan Street, Beijing 100080, China. The address of Mr. Yingda Song is Room 2602, Building No. 1, 109 Tianlin Road, Shanghai, China.

(1) Represents (i) 637,132 Class C ordinary shares held of record by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries; (ii) 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by MARBLE FAITH LIMITED; and (iii) 111,120 Class A ordinary shares in the form of ADSs held of record by Mr. Peng Ou.

(2) Represents (i) 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by TheTwinPeak Limited; (ii) 127,426 Class C ordinary shares held of record by The TwinPeak Limited, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Tongbo Liu as the settlor and certain family members of Mr. Tongbo Liu as the beneficiaries; and (iii) 30,385 Class A ordinary shares in the form of ADSs held of record by Mr. Tongbo Liu.

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

(7) Represents 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by MARBLE FAITH LIMITED. The business address of Studyvip Online Education Limited is Start Chambers, Wickham Cay II, P. O. Box 2221, Road Town, Tortola, the British Virgin Islands.

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

(9) Represents 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by TheTwinPeak Limited. The business address of SCuPt Global Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, the British Virgin Islands.

To our knowledge, as of March 31, 2025, 1,621,685 of our Class A ordinary shares were held by one record holder in the United States, which was the Bank of New York Mellon, the depositary of our ADR program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Legal Proceedings

From time to time, the Group may become a party to various legal or administrative proceedings arising in the ordinary course of the Group’s business. As of the date of this annual report, the Group is not a party to, and the Group is not aware of any threat of, any legal or administrative proceedings that, in the opinion of the management, are likely to have any material and adverse effect on the Group’s business, financial condition, cash flow or results of operations.

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

Dividend Policy

We currently do not have any dividend policy. On June 14, 2022, our board of directors declared a special cash dividend of US$1.36 per ordinary share (or US$0.68 per ADS) to holders of our ordinary shares and ADSs, which had been fully paid. We have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand the Group’s business.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of register of members or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “—10.H. Document on Display.”

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is a passive asset for these purposes. Goodwill and other intangible assets are active assets under the PFIC rules to the extent attributable to activities that produce active income.

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear.

Based on the composition of our income and assets and the value of our assets, including goodwill and other intangible assets, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2024 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which has been, and may continue to be, volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

If we are or were a PFIC for any taxable year during a U.S. Holder’s holding period for ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

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

The Group may also be subject to interest rate risk in relation to the installment payment option that the Group offers to students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from three to 12 months, while the Group is generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. The Group may be subject to risks associated with an increase in interest rates to the extent that the Group continues to agree to make the interest payments under such loans. In 2022, 2023 and 2024, the Group’s student loan coverage ratio was 5.1%, 1.3% and 1.9%, respectively. For the same periods, the Group made interest payments of RMB6.0 million, RMB1.5 million and RMB1.7 million (US$0.2 million), respectively, to the credit providers.

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

Inflation Risk

Since the Group’s inception, inflation in China has not materially impacted the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increase of 1.8% for December 2022, decreases of 0.3% for December 2023, and increase of 0.1% for December

2024, respectively. Although the Group has not in the past been materially affected by inflation since the Group’s inception, the Group can provide no assurance that the Group will not be affected in the future by higher rates of inflation in China.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2024, we did not receive any net reimbursement from the Bank of New York Mellon for the expenses incurred in connection with our ADS program.

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

As of December 31, 2024, we had used a portion of the net proceeds received from our initial public offering and the concurrent private placement, which consisted of US$17.2 million for repurchase program, US$200.0 million for capital injection to Wuhan Zhibo, one of our wholly-owned subsidiaries in China, and US$9.5 million for special cash dividend.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, the Group’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Financial Controller, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of the Group’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16. [RESERVED]

Item 16.A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Zheng Zhao, an independent director and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Mr. Zheng Zhao satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Services	(in thousands)
Audit Fees(1)	7,758	8,246	8,429	1,169
Tax Fees(2)	129	64	202	28
Total	7,887	8,310	8,631	1,197

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

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 6, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months until December 2023. On December 1, 2023, we extended such share repurchase program for another 24 months until December 2025. As of March 31, 2025, we had repurchased a total of 692,148 ADSs under this share repurchase program. The following table sets forth information about our purchases of outstanding ADSs from April 1, 2024 to March 31, 2025. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 6, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
April 1, 2024 to April 30, 2024	2,356	8	499,260	12,499,301
May 1, 2024 to May 31, 2024	4,316	8.4478	503,576	12,462,840
June 1,2024 to June 30,2024	13,134	7.2231	516,710	12,367,972
July 1,2024 to July 31,2024	10,689	8.0593	527,399	12,281,826
August 1,2024 to August 31,2024	37,697	8.3013	565,096	11,968,892
September 1,2024 to September 30,2024	75,554	7	640,650	11,475,456
October 1,2024 to October 31,2024	45,666	7	686,316	11,140,326
November 1,2024 to November 30,2024	3,619	6.7984	689,935	11,115,722
December 1,2024 to February 28, 2025	—	—	689,935	11,115,722
March 1, 2025 to March 31, 2025	2,213	5.5881	692,148	11,103,356
Total	195,244	7.2517	692,148	11,103,356

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

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G. Corporate Governance

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. To the extent we choose to continue to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H. Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16.J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect the Group’s business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—Privacy concerns could limit the Group’s ability to collect and leverage the Group’s user data and disclosure of user data could adversely impact the Group’s business and reputation.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sunlands Technology Group are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1(3)	The Fourth Amended and Restated Memorandum and Articles of Association, as currently in effect

2.1(1)	Form of Registrant’s Specimen American Depositary Receipt

2.2(1)	Form of Registrant’s Specimen Certificate for Class A Ordinary Shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares

2.4(2)	Description of Registrant’s Securities

4.1(1)	The 2017 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant

4.3(1)	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

4.4(3)	English translation of Exclusive Technical Consultation and Service Agreement between Wuhan Zhibo and Beijing Sunlands dated March 9, 2023

4.5(3)	English translation of Business Operation Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.6(3)	English translation of Equity Interest Pledge Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.7(3)	English translation of Option Agreement among Wuhan Zhibo, Beijing Sunlands and the shareholders of Beijing Sunlands dated March 9, 2023

4.8(3)	English translation of Power of Attorney granted by the shareholders of Beijing Sunlands dated March 9, 2023

8.1*	List of principal subsidiaries and VIE of the Registrant

11.1(1)	Code of Business Conduct and Ethics of the Registrant

11.2*	Statement of Policy Concerning Trading in Company Securities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1(4)	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

Notes:

(1) Previously filed with the Registration Statement on Form F-1 (File No. 333-223190), as amended, initially filed on February 23, 2018 and incorporated herein by reference.

(2) Previously filed on Form 20-F, dated April 24, 2020 and incorporated herein by reference.

(3) Previously filed on Form 20-F, dated April 25, 2023 and incorporated herein by reference.

(4) Previously filed on Form 20-F, dated April 25, 2024 and incorporated herein by reference.

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunlands Technology Group

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Chief Executive Officer

Date: April 25, 2025

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Technology Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Technology Group and its subsidiaries (the "Company") as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter-continued

Revenue recognition - Online education services - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from service fees that the Company charges participants in advance for its online education services for the year ended December 31, 2024. The Company recognizes the revenues for online education services on a straight-line basis over the service period.

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

•
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
•
We tested relevant manual controls related to the online education services process.
•
For a sample of revenue transaction, we performed detail transaction testing by agreeing the amounts recognized to supporting documents including but not limited to the online education services contracts and cash collections.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 25, 2025

We have served as the Company's auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	763,800	507,229	69,490
Restricted cash	2,578	—	—
Short-term investments	142,084	276,029	37,816
Prepaid expenses and other current assets	109,018	96,916	13,277
Deferred costs, current	14,274	4,139	567
Total current assets	1,031,754	884,313	121,150
Non-current assets
Property and equipment, net	786,670	758,215	103,875
Intangible assets, net	975	723	99
Right-of-use assets	135,820	110,154	15,091
Deferred costs, non-current	68,773	56,657	7,762
Long-term investments (including available-for-sale investments of nil and RMB189,422 as of December 31, 2023 and 2024, respectively)	61,354	260,083	35,631
Deferred tax assets	—	24,699	3,384
Other non-current assets	33,160	26,319	3,606
Total non-current assets	1,086,752	1,236,850	169,448
TOTAL ASSETS	2,118,506	2,121,163	290,598
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB193,631 and RMB228,825 as of December 31, 2023 and 2024, respectively)	409,691	404,865	55,469
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB272,739 and RMB281,776 as of December 31, 2023 and 2024, respectively)	553,812	382,047	52,340
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB7,760 and RMB7,780 as of December 31, 2023 and 2024, respectively)	8,019	8,317	1,139
Long-term debt, current portion	38,654	6,154	843
Total current liabilities	1,010,176	801,383	109,791
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB124,807 and RMB107,441 as of December 31, 2023 and 2024, respectively)	560,111	534,463	73,221
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB153,686 and RMB133,994 as of December 31, 2023 and 2024, respectively)	157,269	137,040	18,774
Deferred tax liabilities	3,742	5,724	784
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,287 and RMB1,415 as of December 31, 2023 and 2024, respectively)	6,994	7,309	1,001
Long-term debt, non-current portion	104,665	35,386	4,848
Total non-current liabilities	832,781	719,922	98,628
TOTAL LIABILITIES	1,842,957	1,521,305	208,419

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2023 and 2024, respectively; 2,702,523 and 2,600,779 shares outstanding as of December 31, 2023 and 2024, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,305,042	2,294,381	314,329
Accumulated other comprehensive income	143,276	136,164	18,654
Statutory reserves	-	11,083	1,518
Accumulated deficit	(2,171,284)	(1,840,285)	(252,118)
Total Sunlands Technology Group shareholders’ equity	277,036	601,345	82,383
Non-controlling interest	(1,487)	(1,487)	(204)
TOTAL SHAREHOLDERS’ EQUITY	275,549	599,858	82,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,118,506	2,121,163	290,598

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	2,323,101	2,159,584	1,990,204	272,657
Cost of revenues (including share-based compensation expenses of RMB33, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	(348,150)	(265,528)	(317,570)	(43,507)
Gross profit	1,974,951	1,894,056	1,672,634	229,150
Operating expenses
Sales and marketing expenses (including share-based compensation expenses of RMB4,166, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	(1,129,508)	(1,142,154)	(1,216,912)	(166,716)
Product development expenses	(42,834)	(33,723)	(25,008)	(3,426)
General and administrative expenses (including share-based compensation expenses of RMB2,982, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	(185,667)	(143,286)	(132,809)	(18,195)
Total operating expenses	(1,358,009)	(1,319,163)	(1,374,729)	(188,337)
Income from operations	616,942	574,893	297,905	40,813
Interest income	16,248	31,094	38,824	5,319
Interest expense	(10,059)	(7,657)	(5,293)	(725)
Other income, net	24,527	34,097	26,296	3,603
Impairment loss on long-term investments	(500)	(61)	—	—
Gain/(loss) on disposal of subsidiaries	1,390	43,715	(838)	(115)
Income before income tax expenses and gain/(loss) from equity method investments	648,548	676,081	356,894	48,895
Income tax expenses	(11,992)	(25,166)	(1,300)	(178)
Gain/(loss) from equity method investments	6,453	(10,084)	(13,512)	(1,851)
Net income	643,009	640,831	342,082	46,866
Less: Net (loss)/income attributable to non-controlling interest	(950)	1	—	—
Net income attributable to Sunlands Technology Group	643,959	640,830	342,082	46,866
Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	94.14	92.88	50.12	6.87
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,840,079	6,899,456	6,824,824	6,824,824

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
Net income	643,009	640,831	342,082	46,866
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	45,353	15,391	16,971	2,325
Unrealized loss on available-for-sale investments, net of tax effect of nil	—	—	(24,083)	(3,299)
Total comprehensive income	688,362	656,222	334,970	45,892
Less: comprehensive (loss)/income attributable to non-controlling interest	(950)	1	—	—
Comprehensive income attributable to Sunlands Technology Group	689,312	656,221	334,970	45,892

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Accumulated	Statutory	Total Sunlands Technology Group shareholders’	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	income	deficit	reserves	(deficit)/equity	interest	(deficit)/equity
		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021 in RMB	1,839,553	1	826,389	—	4,002,930	1	2,364,313	241,186	—	82,532	(3,456,073)	—	(1,009,226)	(4,926)	(1,014,152)
Net income/(loss) for the year	—	—	—	—	—	—	—	—	—	—	643,959	—	643,959	(950)	643,009
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	521,577	—	—	—	(521,577)	—	—	—	—	—	—	—	—	—	—
Share repurchase (Note 13)	(117,432)	—	—	—	—	—	(7,985)	117,432	—	—	—	—	(7,985)	—	(7,985)
Share-based compensation (Note 16)	—	—	—	—	—	—	7,181	—	—	—	—	—	7,181	—	7,181
Exercise of share options	375,000	—	—	—	—	—	10,047	—	—	—	—	—	10,047	—	10,047
Dividend declared (1)	—	—	—	—	—	—	(63,816)	—	—	—	—	—	(63,816)	—	(63,816)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	45,353	—	—	45,353	—	45,353
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	512	512
Balance as of December 31, 2022 in RMB	2,618,698	1	826,389	—	3,481,353	1	2,309,740	358,618	—	127,885	(2,812,114)	—	(374,487)	(5,364)	(379,851)
Net income for the year	—	—	—	—	—	—	—	—	—	—	640,830	—	640,830	1	640,831
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	149,291	—	—	—	(149,291)	—	—	—	—	—	—	—	—	—	—
Share repurchase (Note 13)	(65,466)	—	—	—	—	—	(4,698)	65,466	—	—	—	—	(4,698)	—	(4,698)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	15,391	—	—	15,391	—	15,391
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	3,876	3,876
Balance as of December 31, 2023 in RMB	2,702,523	1	826,389	—	3,332,062	1	2,305,042	424,084	—	143,276	(2,171,284)	—	277,036	(1,487)	275,549
Net income for the year	—	—	—	—	—	—	—	—	—	—	342,082	—	342,082	—	342,082
Share repurchase (Note 13)	(101,744)	—	—	—	—	—	(10,661)	101,744	—	—	—	—	(10,661)	—	(10,661)
Unrealized loss on available-for-sale investments, net of tax effect of nil	—	—	—	—	—	—	—	—	—	(24,083)	—	—	(24,083)	—	(24,083)
Provision for statutory reserves	—	—	—	—	—	—	—	—	—		(11,083)	11,083	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	16,971	—	—	16,971	—	16,971
Balance as of December 31, 2024 in RMB	2,600,779	1	826,389	—	3,332,062	1	2,294,381	525,828	—	136,164	(1,840,285)	11,083	601,345	(1,487)	599,858
Balance as of December 31, 2024 in USD (Note 2)	2,600,779	—	826,389	—	3,332,062	—	314,329	525,828	—	18,654	(252,118)	1,518	82,383	(204)	82,179

(1)
In June 2022, the Company's board of directors declared a special cash dividend at the amount of US$1.36 per ordinary share, or US$0.68 per ADS to holders of the ordinary shares and ADSs as of June 30, 2022. The aggregate amount of such cash dividends was RMB63,816 and was fully paid by December 31, 2023.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	643,009	640,831	342,082	46,866
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	7,181	—	—	—
Depreciation and amortization	46,684	30,648	29,467	4,037
Non-cash lease expenses	26,878	23,652	18,126	2,483
Gain from early termination of operating leases (Note 17)	—	(27,176)	(1,310)	(179)
Loss/(gain) on disposal of property and equipment	1,662	(104)	(18)	(2)
(Gain)/loss from equity method investments	(6,453)	10,084	13,512	1,851
Impairment loss on deferred costs	—	1,400	4,158	570
Loss/(gain) from fair value change of long-term investments	391	(1,948)	(1,608)	(220)
Impairment loss on long-term investments	500	61	—	—
(Gain)/loss from disposal of subsidiaries	(1,390)	(43,715)	838	115
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	77,751	(13,114)	5,308	727
Deferred costs	76,648	37,278	18,093	2,479
Right-of-use asset	60,814	142,347	8,850	1,212
Deferred tax assets	12,466	26,799	(24,699)	(3,384)
Other non-current assets	4,180	3,089	(832)	(114)
Accrued expenses and other current liabilities	(178,944)	35,107	(4,828)	(661)
Deferred revenue	(656,974)	(553,803)	(193,986)	(26,576)
Lease liabilities	(84,534)	(168,621)	(19,931)	(2,731)
Deferred tax liabilities	(15,798)	(2,242)	1,982	272
Other non-current liabilities	(4,927)	225	315	43
Net cash generated from operating activities	9,144	140,798	195,519	26,788
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for long-term investments	(13,107)	(1,958)	(235,255)	(32,230)
Proceeds received from disposal of long-term investments	—	5,920	1,029	141
Purchase of short-term investments	(1,244,636)	(773,250)	(1,738,749)	(238,208)
Proceeds from maturity of short-term investments	1,357,856	701,650	1,607,118	220,174
Acquisition of property and equipment	(3,243)	(5,763)	(259)	(35)
Acquisition of intangible assets	-	(595)	(147)	(20)
Proceeds from disposal of property and equipment	75	118	39	5
Disposal of subsidiaries, net of cash received	(886)	(317)	(67)	(9)
Repayment of employee loans	123	2,377	7,431	1,018
Net cash generated from/(used in) investing activities	96,182	(71,818)	(358,860)	(49,164)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment for cash dividend	(32,562)	(31,254)	—	—
Share repurchase	(6,742)	(4,750)	(10,949)	(1,500)
Proceeds from exercise of share options	10,047	—	—	—
Repayment of bank loans	(38,654)	(38,654)	(101,779)	(13,944)
Net cash used in financing activities	(67,911)	(74,658)	(112,728)	(15,444)
Effect of exchange rate changes	43,266	14,652	16,920	2,317
Net increase/(decrease) in cash, cash equivalents and restricted cash	80,681	8,974	(259,149)	(35,503)
Cash, cash equivalents and restricted cash at beginning of the year	676,723	757,404	766,378	104,993
Cash, cash equivalents and restricted cash at end of the year	757,404	766,378	507,229	69,490
Supplemental schedule of non-cash investing activities:
Payables for leasehold improvement and intangible assets	4,436	1,108	796	109
Supplemental disclosure of cash flow information:
Interest paid	10,193	7,780	5,509	755
Income tax paid	13,615	11,225	8,866	1,215

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	753,642	763,800	507,229	69,490
Restricted cash	3,762	2,578	—	—
Total cash, cash equivalents and restricted cash	757,404	766,378	507,229	69,490

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

As of December 31, 2024, details of the Company’s significant subsidiaries, VIE and VIE’s subsidiary were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands Online Education HK Limited ("Sunlands HK")	October 6, 2015	HongKong	100%	Investment holding
Wuhan Studyvip Online Education Co., Limited ("Wuhan Zhibo")	August 2, 2017	PRC	100%	Provision of technical consultation and services
Wuhan Zhidao Online Education Technology Co., Ltd. ("Wuhan Shangde")	June 25, 2019	PRC	100%	Provision of education services

Variable interest entity ("VIE"):
Beijing Yuanchilaxiang Education Technology Co., Ltd. ("Beijing Sunlands")	September 27, 2013	PRC	N/A*	Provision of education services

VIE’s subsidiaries:
Beijing Feibian Education Technology Co., Ltd.	August 6, 2020	PRC	N/A*	Provision of education services
Shufan Education Technology (Wuhan) Co., Ltd.	February 24, 2022	PRC	N/A*	Provision of education services
Wuhan Fangtang Technology Co., Ltd.	September 28, 2020	PRC	N/A*	Provision of education services

* These entities are consolidated by the Company pursuant to the contractual agreements disclosed below.

(1)
The English names are for identification purpose only.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

As of December 31, 2024, the Group’s VIE that was material to the Group’s business and operations was Beijing Sunlands.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

The following financial information of the VIEs and their subsidiaries as of December 31, 2023 and 2024 and for each of the three years in the period ended December 31, 2022, 2023 and 2024 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the Company, its subsidiaries, the VIEs and VIEs' subsidiaries:

	As of December 31,
	2023	2024
	RMB	RMB
Cash, cash equivalents and restricted cash	113,834	44,943
Short-term investments	102,380	—
Prepaid expenses and other current assets	39,309	49,279
Total current assets	259,589	96,931
Property and equipment, net	212,242	202,781
Right-of-use assets	131,694	106,567
Total non-current assets	408,748	356,974
Total assets	668,337	453,905
Accrued expenses and other current liabilities	193,631	228,825
Deferred revenue, current	272,739	281,776
Lease liabilities, current	7,760	7,780
Total current liabilities	474,130	518,381
Deferred revenue, non-current	124,807	107,441
Lease liabilities, non-current	153,686	133,994
Other non-current liabilities	1,287	1,415
Total liabilities	753,910	761,231

As of December 31, 2023 and 2024, the VIEs and VIEs' subsidiaries accounted for an aggregate of 31.5% and 21.4% of the Group's consolidated total assets, respectively, and 40.9% and 50.0% of the Group's consolidated total liabilities, respectively.

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	1,076,379	1,369,285	1,669,295
Net income	376,082	716,487	525,531
Net cash generated from operating activities	502,168	619,233	834,086
Net cash (used in)/generated from investing activities	(11,166)	(28,038)	102,846
Net cash generated from financing activities	—	—	—

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

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ (deficit)/equity and the consolidated statements of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

Short-term investments

Variable rate financial instruments

The Group holds investment products with variable interest rates, which are unsecured principal and no restriction on withdrawal. The Group elects the fair value option to record them at fair value in accordance with Accounting Standards Codification (“ASC”) 825 Financial Instruments. Changes in the fair value are recorded in the consolidated statements of operations.

Held-to-maturity investments

The Group holds deposits in banks that earn fixed interest rate return only if the Group holds them to maturity. The original maturities of deposits reported as short-term investments are greater than three months, but less than twelve months. As the Group has the positive intent and ability to hold the deposits to maturity, they are classified as held-to-maturity and recorded at amortized cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

Available-for-sale investments

The Group holds long-term notes issued by financial institutions and classifies them as available-for-sale investments if they do not meet the criteria of either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity.

Realized gains or losses on the sales of these debt securities are reclassified to earnings during the period in which the gain or loss is realized.

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

Held-to-maturity investments

The Group holds deposits in banks that earn fixed interest rate return only if the Group holds them to maturity. The original maturities of these deposits reported as long-term investments are greater than twelve months. As the Group has the positive intent and ability to hold the deposits to maturity, they are classified as held-to-maturity and recorded at amortized cost.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, other current liabilities, long-term debt, long-term held-to-maturity investments, available-for-sale investments and equity securities with readily determinable fair values in long-term investments. The carrying amount of long-term debt, short-term and long-term held-to-maturity investments approximate their fair value as their interest rates are at the same level of current market yield for comparable debts and deposits. The Group carries its variable rate financial instruments, available-for-sale investments and equity securities with readily determinable fair values in long-term investments at fair value. The carrying amounts of other financial instruments approximate their fair values due to short-term maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2022, 2023 and 2024.

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

The Group’s revenue is reported net of discount, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

For online education services, the Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group's integrated online education services package is accounted for as a single performance obligation. The weighted average service period for interest, professional skills and professional certification preparation courses and degree- or diploma-oriented post-secondary courses was 5 months and 17 months, respectively, for the year ended December 31, 2024.

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

Revenues for online education services are recognized on a straight-line basis over the service period from the registration day to the day on which the service period ends.

For certain online courses, the Group provided students the right to apply for refund or cash incentive if certain pre-agreed conditions are achieved. The Group estimated the variable consideration to be earned to the extent it was probable that a significant reversal of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration was resolved and recognized revenue over time from the registration day to the day on which the service period ended on a straight-line basis. The Group's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price were based largely on an assessment of the Group's anticipated performance and all information (historical, current and forecasted) that was reasonably available.

For certain online courses, the service period includes a regular period plus an extended period. The Group offers students an extended service period after the regular period if certain pre-agreed conditions are met. Based on historical passing rates and forecasted passing rates, the Group applies and categorizes the students by portfolio (1) eligible to the extended period and (2) not eligible to the extended period and estimates the portion of each portfolio. The Group recognizes the revenue on each portfolio over time from the registration day to the day on which the service is expected to end on a straight-line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

For certain online courses, the Group offers a bundled service including an integrated online education service package with insurance coverage for tuition refund. If certain refund conditions are met, students could claim the insurance equal to full or partial amount of the service fee. The Group identifies that the integrated online education service package and the insurance service are two separate performance obligations as students benefit from each service on its own and they are separately identifiable in the contract. The Group records revenue generated from online education services with insurance coverage on a gross basis as the Group is acting as the principal to fulfill all obligation and control all the services transferred to the students. The total service fee is allocated to each performance obligation based on selling prices, which are estimated based on the expected cost of satisfying each performance obligation plus an estimated margin. Revenues for integrated online education service and the insurance service are recognized over their respective service periods on a straight-line basis from the registration day to the day on which the service period ends as the students simultaneously receives and consumes the benefits provided by these two performance obligations. The Group's deferred costs represent the unamortized incremental sales commission relating to obtaining of customers contract, and the contract liability primarily consists of deferred revenue.

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

Sales of goods

The Group also generates revenues from sales of goods, primarily consisting of printed books and learning materials. Revenues are recognized when the control of the promised goods is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods.

Other revenues

Other revenues primarily consist of commission revenue. The Group earns commission revenue by providing referral services to third party institutions. Commission revenue is recognized at a point in time when the referred students complete registration at the third party institutions, which is when the performance obligation of the Group is satisfied.

Deferred revenue

Revenues related to the Group’s online courses are recognized over time. Deferred revenue consists of tuition fees received from students for which services have not yet been provided to students.

Value added taxes (“VAT”)

The Group's services are subject to VAT at the rate of 6%, and sales of goods are calculated at 13% on revenue and paid after deducting input VAT on purchases for general-VAT-payer entities in accordance with tax rule, except that certain subsidiaries were subject to a simple VAT collection method at a rate of 3%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, including but not limited to salaries and benefits paid to teachers and mentors, cost of printed books and learning materials, service fees paid to educational institutions, cooperation costs, related rental expenses, server management costs, bandwidth costs, payment processing costs, depreciations for property and equipment and amortizations for intangible assets.

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

Sales commission

The incremental sales commission relating to obtaining the customer contract and expected to be recovered is accounted for as an incremental cost of obtaining a contract and is capitalized as deferred costs when incurred. The capitalized cost is amortized in the same manner as the revenue recognized and is included in “sales and marketing expenses” in the consolidated statements of operations.

Other sales commission incurred regardless of whether the contract was obtained is recognized as an expense when incurred.

Advertising expenditure

Advertising expenditure, mainly including search engine marketing and mobile marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB484,442, RMB556,088 and RMB588,918 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Government subsidies received and recorded as other income amounted to RMB3,697 and RMB6,045 and RMB2,133 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Comprehensive income

Comprehensive income includes net income, foreign currency translation adjustments and unrealized loss on available-for-sale investments and is reported in the consolidated statements of comprehensive income. The Group presents the components of net income, the components of other comprehensive income/(loss) and total comprehensive income in two separate but consecutive statements.

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

The effect of potential issuances of shares for the share options was anti-dilutive, and therefore basic and diluted income per share were the same for the years ended December 31, 2022, 2023 and 2024.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB202,457 and RMB147,737, which were denominated in RMB at December 31, 2023 and 2024, representing 26.5% and 29.1% of the cash and cash equivalents at December 31, 2023 and 2024, respectively.

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

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted accounting guidance

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. The Group adopted this guidance on January1, 2024. Further details refer to Note 21.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Group is assessing the impact of this guidance, however, the Group does not expect this will have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.
SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Variable rate financial instruments(1)	142,084	254,459
Held-to-maturity investments(2)	—	21,570
Total	142,084	276,029

(1) Variable rate instruments represent financial products with variable interest rates and unsecured principal but no restriction on withdrawal.

(2) Held-to-maturity investments represent deposits in banks that earn fixed interest rate return only if the Group holds them to maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepaid and input VAT	33,793	25,094
Inventory	14,240	19,678
Interest receivables	12,239	10,485
Deposits(1)	9,807	10,224
Receivables from third-party payment agencies	12,984	9,094
Prepaid expenses(2)	13,394	8,140
Other receivables	4,118	4,947
Prepaid marketing expenses	3,489	3,376
Staff advances	1,253	658
Others	3,701	5,220
Total	109,018	96,916

(1)
Represented rental deposits and deposits for online marketing activities which all being refundable within one year.

(2)
Represented the prepaid expenses for telecommunications, network, property management fee and software usage fee.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The movements of deferred costs for the years ended December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Beginning balances (current and non-current)	121,725	83,047
Additions	22,813	14,267
Amortizations	(59,957)	(32,360)
Impairments	(1,534)	(4,158)
Ending balances (current and non-current)	83,047	60,796
Deferred costs, current	14,274	4,139
Deferred costs, non-current	68,773	56,657

6.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Buildings(1)	865,447	865,447
Leasehold and buildings improvement	71,526	71,771
Electronic and office equipment	37,428	37,066
Total cost	974,401	974,284
Less: Accumulated depreciation	(187,731)	(216,069)
Property and equipment, net	786,670	758,215

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

Depreciation expenses were RMB45,371, RMB29,125 and RMB28,785 for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.
INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Computer software	7,963	8,393
License	780	780
Less: Accumulated amortization	(7,768)	(8,450)
Intangible assets, net	975	723

Amortization expenses were RMB1,313, RMB1,523 and RMB682 for the years ended December 31, 2022, 2023 and 2024, respectively.

The intangible assets amortization expenses for each of the following years are as follows:

Amortization
RMB
2025	473
2026	226
2027	24
Total	723

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.
LONG-TERM INVESTMENTS

	As of December 31,
	2023	2024
	RMB	RMB
Available-for-sale investments(1)	—	189,422
Equity method investments(2)	44,826	30,285
Held-to-maturity investments(3)	—	20,676
Equity securities with readily determinable fair values(4)	16,528	19,700
Total	61,354	260,083

(1) In October 2024, the Group purchased certain long-term notes issued by financial institutions at a cost of RMB213,505 and classified them as available-for-sale debt securities as they did not meet the criteria of either trading or held-to-maturity investments. The Group accounted for these long-term notes at fair value and recognized an unrealized fair value decrease of RMB24,083 through other comprehensive loss for the year ended December 31, 2024.

(2) The Group made investments in several limited partnerships and private companies, and accounted for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group reviewed the investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group recorded its shares of gain of RMB6,453, loss of RMB10,084 and RMB13,512 in these investments for the years ended December 31, 2022, 2023 and 2024, respectively. The Group recorded RMB500, RMB61, and nil impairment loss for its equity method investments for the years ended December 31, 2022, 2023, and 2024, respectively.

(3) Represented the deposits that earn fixed interest rate return only if the Group holds the securities to maturity and the original maturities of these deposits are greater than twelve months.

(4) Starting from 2022, the Group made investments in several listed companies and accounted for these investments under equity securities with readily determinable fair values. The Group recognized loss of RMB391 and income of RMB1,948 and RMB1,608 due to the fair value changes for the years ended December 31, 2022, 2023 and 2024, respectively, and such fair value changes were recorded in other income, net in the consolidated statements of operations.

The Group has no investment commitment as of December 31, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.
OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Employee loans(1)	28,215	21,717
Rental deposits(2)	3,932	3,773
Others	1,013	829
Total	33,160	26,319
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
10.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Salary and welfare payables	122,815	137,842
Refund liability(1)	143,744	112,342
Accrued marketing expenses	41,729	40,934
Other tax liabilities(2)	26,969	36,739
Advanced deposits(3)	30,690	28,822
Accrued service fees(4)	15,888	11,188
Payables to educational institutions(5)	10,686	10,683
Payables for leasehold improvement and intangible assets	1,108	796
Other payables	16,062	25,519
	409,691	404,865

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.
REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2022, 2023 and 2024, all of the Group’s revenues were generated in the PRC, and the disaggregated revenues by types were as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Disaggregation of revenues
Revenue by types:
Gross revenues:
Interest, professional skills and professional certification preparation courses	1,115,542	1,452,563	1,501,175
Degree- or diploma-oriented post-secondary courses	1,087,413	535,061	205,991
Subtotal Online educational services	2,202,955	1,987,624	1,707,166
Sales of goods(1)	75,425	144,503	245,423
Other revenues	50,438	31,511	41,756
Total revenues	2,328,818	2,163,638	1,994,345
Less: VAT related surcharges	(5,717)	(4,054)	(4,141)
Total net revenues	2,323,101	2,159,584	1,990,204

(1)
Revenues from sales of goods for the years ended December 31, 2022 and 2023 were previously included in other revenues for the respective years.

The movements of the deferred revenue for the years ended December 31, 2023 and 2024 were as follows (1):

	As of December 31,
	2023	2024
	RMB	RMB
Beginning balance (current and non-current)	1,690,946	1,113,923
Additions	1,468,899	1,583,346
Deductions	(2,045,922)	(1,780,759)
Ending balance (current and non-current)	1,113,923	916,510
Deferred revenue, current	553,812	382,047
Deferred revenue, non-current	560,111	534,463

(1)
Amounts presented are inclusive of VAT (see VAT in Note 2).

Deferred revenue primarily consists of educational service fees received from customers for which the Group’s revenue recognition criteria have not been met. Deferred revenue balance will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2023 and January 1, 2024 were substantially all recognized as revenue during the years ended December 31, 2023 and 2024, respectively.

The Group’s remaining performance obligations, representing the amount of the transaction price for which service has not been provided, are included in the deferred revenue account on the consolidated financial statements and the related disclosures. As of December 31, 2024, the deferred revenue balance was RMB916,510, of which RMB382,047 and RMB48,384 will be recognized as revenue over the next 12 and 24 months, respectively, with the remainder of RMB486,079 recognized thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.
LONG-TERM DEBT

On August 29 and November 21, 2018, the Group entered into two loan agreements with a PRC bank to obtain mortgage bank loans totaling to RMB260,000 for the purchase of Building A and Building D in Wuhan. The loans are secured by pledging Building A and Building D and will be repaid in equal installment every three months with maturity term of 8 years. The annual interest rate is 1.472% prior to April 15, 2021, 1.25% from April 16, 2021 to August 25, 2023 and 0.7% after August 25, 2023 on top of base rate of one-year interest rate released by the People's Bank of China. During the year ended December 31, 2024, the Group had fully repaid the outstanding loan principals before maturity dates for these two loans relating to the purchase of Building A and Building D in Wuhan.

In July 2021, the Group entered into another loan agreement with a PRC bank to obtain a mortgage bank loan amounting to RMB61,540 for the purchase of Building B in Wuhan. The loan is secured by pledging Building B and will be repaid in equal installment every three months with maturity term of 10 years. The annual interest rate is 1.05% prior to July 1, 2022 and 0.75% after July 1, 2022 on top of base rate of one-year interest rate released by the People's Bank of China. In March 2025, the Group had fully repaid the outstanding loan principals before maturity dates for the loan relating to the purchase of Building B in Wuhan.

The Group repaid RMB38,654, RMB38,654 and RMB101,779 for the principals of loans during the years ended December 31, 2022, 2023 and 2024, respectively.

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

On August 29, 2018, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On November 18, 2019, the Company’s Board of Directors approved the extension of the repurchase program to August 23, 2020. On December 6, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$15,000 of its Class A ordinary shares in the form of ADSs over the following 24 months. On December 1, 2023, the Company’s Board of Directors approved the extension of the repurchase program to December 5, 2025. In 2022, 2023 and 2024, the Company transferred RMB6,742, RMB4,750 and RMB10,949, respectively, to the designated account for share repurchase. 234,865 ADSs, 130,931 ADSs and 203,489 ADSs (equivalent to 117,432, 65,466 and 101,744 Class A ordinary shares, respectively) were repurchased during the years ended December 31, 2022, 2023 and 2024 at a total consideration of RMB7,985, RMB4,698 and RMB10,661, respectively. The repurchased shares were presented as treasury stock, using the par value method on the consolidated balance sheets as of December 31, 2023 and 2024.

During the years ended December 31, 2022, 2023 and 2024, 521,577, 149,291 and nil Class C ordinary shares were converted into 521,577, 149,291 and nil Class A ordinary shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.
FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measures variable rate financial instruments, available-for-sale investments and equity securities with readily determinable fair values at fair value on a recurring basis in accordance with ASC 820-10. Equity securities with readily determinable fair value classified within Level 1 are valued using quoted market prices currently available. Variable rate financial instruments and available-for-sale investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place.

As of December 31, 2023 and 2024, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2023	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable rate financial instruments	142,084	—	142,084	—
Long-term investments
Equity securities with readily determinable fair values	16,528	16,528	—	—
Total	158,612	16,528	142,084	—

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2024	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable rate financial instruments	254,459	—	254,459	—
Long-term investments
Available-for-sale investments	189,422	—	189,422	—
Equity securities with readily determinable fair values	19,700	19,700	—	—
Total	463,581	19,700	443,881	—

Measured or disclosed at fair value on a non-recurring basis

The Group measures equity method investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Refer to Note 8 for impairment of equity method investments in long-term investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.
DISPOSAL OF SUBSIDIARIES

The Group disposed certain consolidated entities during each of the year ended December 31, 2022, 2023 and 2024. These transactions were not a strategic shift of the business and did not have a material impact on the Group’s business. As such, the disposals did not qualify as discontinued operations. The Group received disposal consideration of RMB41, nil and nil in 2022, 2023 and 2024, respectively and recorded gain of RMB1,390 and RMB43,715 and loss of RMB838 in disposals of subsidiaries for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Options

There was no option activity during the year ended December 31, 2024.

			Weighted- average		Weighted-
		Weighted-	remaining	Aggregated	average
	Number of	average	contractual	intrinsic	grant date
Share options	shares	exercise price	term(years)	value	fair value
		RMB		RMB	RMB
Outstanding and exercisable, December 31, 2023	31,550	560.95	3.81	—	271.90
Forfeited	—	—	—	—	—
Outstanding and exercisable, December 31, 2024	31,550	560.95	2.81	—	271.90

Total share-based compensation expense of share-based awards granted to employees, certain directors and management recognized for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	33	—	—
Sales and marketing expenses	4,166	—	—
General and administrative expenses	2,982	—	—
	7,181	—	—

As of December 31, 2024, there were no unrecognized share-based compensation expenses related to share options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.
LEASES

Operating leases

The Group's leases consist of operating leases for office spaces in different cities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. As of December 31, 2024, the Group did not have additional operating leases that have not yet commenced. As of December 31, 2024, the Group had no long-term leases that were classified as a financing lease. Short-term lease cost for the year ended December 31, 2024 was immaterial.

For the years ended December 31, 2023 and 2024, no variable lease cost was recognized in the consolidated financial statements of the Group.

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	22,608	26,704	11,062
Non-cash changes in right-of-use assets from new lease obligations and lease modification:
Operating leases	380	3,630	1,318
Weighted average remaining lease term
Operating leases	12.6 years	11.3 years	10.4 years
Weighted average discount rate
Operating leases	6.8%	7.0%	7.4%

In 2023 and 2024, certain leases for office space were partially terminated before the expiration of the lease term for cost savings. The relevant carrying amount of the right-of-use assets totaling RMB131,726 and RMB1,155, in 2023 and 2024, respectively and the corresponding carrying amount of operating lease liabilities totaling RMB158,902 and RMB2,465 in 2023 and 2024, respectively were derecognized upon the effectiveness of the early termination. The gain of RMB27,176 and RMB1,310 from early termination of the operating lease was recognized in the statements of operations for the years ended December 31, 2023 and 2024, respectively.

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2024:

RMB
2025	18,192
2026	17,993
2027	18,463
2028	19,085
2029	19,296
2030 and thereafter	114,036
Total future lease payments	207,065
Less: Imputed interest	61,708
Total lease liability balance	145,357

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2022, 2023 and 2024, the total rental expenses for all operating leases amounted to RMB30,503, RMB407 and RMB18,951, respectively, and recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expenses on the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Hong Kong

The Company’s subsidiaries, Sunlands HK and FireSky Investment HK Limited are located in Hong Kong and are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2022, 2023 and 2024.

China

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are generally subject to a corporate income tax rate of 25%.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprises in China, including foreign invested enterprises.

Wuhan Shangde was qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) and was accordingly entitled to a preferential tax rate of 15% from calendar years 2024 through 2026 and expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income before income tax expenses	648,548	676,081	356,894
Income tax expenses computed at applicable tax rates of 25%	162,137	169,020	89,224
Non-deductible and super deduction expenses	(6,035)	(18,314)	(4,054)
Effect of tax holidays and tax rate difference	(6,514)	1,255	(8,502)
Change in valuation allowance	(137,596)	(126,795)	(75,368)
Income tax expenses	11,992	25,166	1,300

If the tax holidays granted to Wuhan Shangde were not available, the Group’s income tax expenses would have been RMB24,338 and RMB21,967 for the years ended December 31, 2022 and 2023, respectively and would have changed to income tax benefit of RMB5,938 for the year ended December 31, 2024. The basic and diluted net income per ordinary share attributable to the Group would have been RMB92.34 and RMB93.34 and RMB51.18, respectively, for the years ended December 31, 2022, 2023 and 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Accrued expenses	29,943	29,474
Deferred revenue	—	24,699
Net operating loss carry-forwards	471,933	389,550
Total deferred tax assets	501,876	443,723
Less: valuation allowance	(501,876)	(419,024)
Deferred tax assets, net	—	24,699
Deferred tax liabilities
Deferred costs	(3,742)	(2,029)
Withholding tax on undistributed earnings	—	(3,695)
Total deferred tax liabilities	(3,742)	(5,724)

As of December 31, 2024, the Company’ subsidiaries, the VIEs and VIEs’ subsidiaries registered in the PRC have total net operating loss carry forwards of RMB1,566,601, which would expire on various dates through December 31, 2025 to December 31, 2029.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022, 2023 and 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES - continued

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of the Chinese mainland, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within the Chinese mainland or if the received dividends have no connection with the establishment or place of such immediate holding company within the Chinese mainland, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the Chinese mainland that provides for a different withholding arrangement. According to the arrangement between the Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in the Chinese mainland to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the STA in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE).

Before 2024, the Group did not record any dividend withholding tax on the retained earnings of its FIEs in the Chinese mainland, as the Group intended to reinvest all earnings from its FIEs in the Chinese mainland to further expand its business in the Chinese mainland, and its FIEs did not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

For the year ended December 31, 2024, the Group accrued RMB3,695 withholding tax expenses associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland. As of December 31, 2024, the Group had accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.
NET INCOME PER SHARE

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income attributable to Sunlands Technology Group used in basic and diluted net income per share:
Net income attributable to ordinary shareholders	643,959	640,830	342,082
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net income per share	6,840,079	6,899,456	6,824,824
Net income per share
Basic and diluted	94.14	92.88	50.12

31,550, 31,550 and 31,550 share options were not considered in the computation of diluted net income per share for the years ended December 31, 2022, 2023 and 2024, respectively, as the effect of potential issuances of shares for share options was anti-dilutive.

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

For the years ended December 31, 2022, 2023 and 2024, the Group’s CODM managed the Group’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM used consolidated net income in the annual budget and forecasting process to measure segment profit or loss, allocated resources and assessed performance. Significant segment expenses were the same as those presented under the cost of revenue and operating expenses in the consolidated statements of operations. Other segment items included in consolidated net income were interest income, interest expense, other income, net and income tax expenses in the accompanying consolidated statements of operations.

The Group primarily operates in the PRC and the majority of the Group’s long-lived assets are located in the PRC.

22.
EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB114,662, RMB90,470 and RMB85,184, for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,658,161 as of December 31, 2024.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	483,990	328,460	44,999
Short-term investments	—	7,299	1,000
Prepaid expenses and other current assets	12,045	12,685	1,739
Amounts due from subsidiaries	1,350,095	—	—
Total current assets	1,846,130	348,444	47,738
Non-current assets
Long-term investments	16,528	19,700	2,699
Other non-current assets	26,106	21,000	2,877
Investments in subsidiaries,VIEs and VIEs’subsidiaries	—	218,964	29,998
Total non-current assets	42,634	259,664	35,574
TOTAL ASSETS	1,888,764	608,108	83,312

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	8,400	5,567	763
Amounts due to subsidiaries	—	1,196	166
Total current liabilities	8,400	6,763	929
Non-current liabilities
Deficits of investments in subsidiaries, VIEs and VIEs' subsidiaries	1,603,328	—	—
Total non-current liabilities	1,603,328	—	—
TOTAL LIABILITIES	1,611,728	6,763	929

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2023 and 2024, respectively; 2,702,523 and 2,600,779 shares outstanding as of December 31, 2023 and 2024, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,305,042	2,294,381	314,329
Statutory reserves	—	11,083	1,518
Accumulated other comprehensive income	143,276	136,164	18,654
Accumulated deficit	(2,171,284)	(1,840,285)	(252,118)
TOTAL SHAREHOLDERS’ EQUITY	277,036	601,345	82,383
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,888,764	608,108	83,312

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of revenues	(33)	—	—	—
Gross profit	(33)	—	—	—
Operating expenses
Sales and marketing expenses	(4,166)	—	—	—
General and administrative expenses	(41,269)	(34,462)	(36,499)	(5,000)
Total operating expenses	(45,435)	(34,462)	(36,499)	(5,000)
Loss from operations	(45,468)	(34,462)	(36,499)	(5,000)
Interest income	8,764	21,985	26,712	3,660
Other (expenses)/income, net	(2,202)	2,883	688	94
Loss before income tax expenses	(38,906)	(9,594)	(9,099)	(1,246)
Income tax expenses	—	—	—	—
Income from investment in subsidiaries	682,865	650,424	351,181	48,112
Net income	643,959	640,830	342,082	46,866

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net income	643,959	640,830	342,082	46,866
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	45,353	15,391	16,971	2,325
Unrealized loss on available-for-sale investments, net of tax effect of nil	—	—	(24,083)	(3,299)
Total comprehensive income	689,312	656,221	334,970	45,892

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash used in operating activities	(53,792)	(66,321)	(16,630)	(2,278)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	—	—	(7,299)	(1,000)
Purchase of long-term investments	(13,013)	(1,958)	(1,074)	(147)
Capital contribution to a subsidiary	—	—	(143,089)	(19,603)
Amounts due from subsidiaries	47,138	33,559	—	—
Repayment of employee loans	—	—	5,161	707
Net cash generated from/(used in) investing activities	34,125	31,601	(146,301)	(20,043)
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(6,742)	(4,750)	(10,949)	(1,500)
Proceeds from exercise of share options	10,047	—	—	—
Payment for cash dividend	(32,562)	(31,254)	—	—
Net cash used in financing activities	(29,257)	(36,004)	(10,949)	(1,500)
Effect of exchange rate changes	45,245	58,530	18,350	2,514
Net decrease in cash and cash equivalents	(3,679)	(12,194)	(155,530)	(21,307)
Cash and cash equivalents at beginning of the year	499,863	496,184	483,990	66,306
Cash and cash equivalents at end of the year	496,184	483,990	328,460	44,999

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

3.
CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.