Form 20-F
period 2025-12-31
Sunlands Technology Group
filed 2026-04-24
CIK 1723935

share

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from; to .

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

There were 6,696,498 ordinary shares, comprised of (i) 2,538,047 Class A ordinary shares (excluding 5,200 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans), par value $0.00005 per share; (ii) 826,389 Class B ordinary shares, par value $0.00005 per share and (iii) 3,332,062 Class C ordinary shares, par value $0.00005 per share, as of December 31, 2025.

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
•
“student loan coverage ratio” is calculated by dividing the amount of tuitions financed by student loans by gross billings. For the purposes of calculating student loan coverage ratios for a particular period, (i) the amount of tuitions financed by student loans is the total value of orders financed by student loans less (a) the amount of loan refunds made during that period; and (b) the interest payments that the Group made to the credit providers on the loans during that period; and (ii) the value of an order financed by student loans included the amount of down payments made by a student; in 2025, the down payments made by students accounted for approximately 10.4% of the total value of orders financed by student loans;
•
“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
•
“we,” “us,” “our company” or “our” refers to Sunlands Technology Group, a Cayman Islands exempted company previously known as Sunlands Online Education Group, and its subsidiaries; and
•
“variable interest entities” or “VIEs” refers to Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, and Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding, for which we are considered the primary beneficiary of the such entities for accounting purposes through certain contractual arrangements. See “Item 4. Information on the Company—4.A. History and Development of the Company.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Sunlands Technology Group is a Cayman Islands holding company that does not conduct operations by itself. The Group’s operations in China are conducted through our PRC subsidiaries and the consolidated variable interest entities, or the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of the Group’s business. This structure allows us to be considered the primary beneficiary of the VIEs for accounting purposes, which serves as the basis for consolidating the VIEs’ operating results in the Group’s financial statements under U.S. GAAP. The VIEs are owned by certain nominee shareholders, not us. Most of the nominee shareholders of the VIEs are also beneficial owners of our company. Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company” or “our” refers to Sunlands Technology Group and its subsidiaries. “Variable interest entities” or “VIEs” refers to Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, and Beijing Lingding Management Consulting Co., Ltd., or Beijing Lingding. The VIEs primarily conduct operations in China. The VIEs are consolidated for accounting purposes but are not entities in which we own equity.

The following chart illustrates the Group’s organizational structure, including our significant subsidiaries as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries and certain VIE as of the date of this annual report.

Sunlands Technology Group (Cayman)
100%
Sunlands Online Education HK Limited (Hong Kong)
Outside PRC
Inside PRC
100%
100%
Wuhan Studyvip Online Education Co., Ltd.
Beijing Feibian Education Technology Co., Ltd
Mr. Zhigang Tong
Mr. Yanjun Li
95%
5%
100%
100%
Beijing Lingding Management Consulting Co., Ltd.
Hubei Zhidao Online Education Technology Co., Ltd
Beijing Yuanchilaxiang Education TechnologyCo., Ltd.

———— Equity interest

------------ Contractual arrangements

The Group’s corporate structure involves unique risks to investors in the ADSs. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs accounted for 63.4%, 83.9% and 48.5%, respectively, of the Group’s total net revenues. As of December 31, 2024 and 2025, the total assets of the VIEs, excluding amounts due from other consolidated entities in the Group, equaled to 21.4% and 3.3% of the Group’s consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our contractual interests in those operations or otherwise significantly change the Group’s corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of the Group as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of the Group’s business in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” for detailed discussion.

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

In August 2017 and March 2023, Wuhan Studyvip Online Education Co. Limited, or Wuhan Zhibo, a wholly-owned subsidiary of us, entered into a series of contractual arrangements with Beijing Yuanchilaxiang Education Technology Co., Ltd (formerly known as “Beijing Shangde Online Education Technology Co., Ltd.”), or Beijing Sunlands, as well as its shareholders and, where applicable, its operating subsidiaries pursuant to which we became the primary beneficiary of

Beijing Sunlands for accounting purposes. In December 2025, Wuhan Zhibo terminated those contractual arrangements with Beijing Sunlands and the other relevant parties, and Beijing Sunlands became a wholly-owned subsidiary of Wuhan Zhibo.

Our wholly-owned subsidiaries have entered into a series of contractual arrangements with the VIEs, their shareholders and operating subsidiaries, where applicable, respectively. Through such contractual agreements, our wholly-owned subsidiaries are able to (i) direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. The Group is therefore considered the primary beneficiaries of the VIEs and their subsidiaries for accounting purposes and are able to consolidate their operating results in the Group’s financial statements under U.S. GAAP.

The following sets forth the principal terms of the contractual arrangements entered into among our subsidiaries, the relevant VIEs and their respective shareholders and, where applicable, subsidiaries.

Exclusive Technical Consultation and Service Agreement. Under the exclusive technical consultation and service agreement among Wuhan Zhibo and the VIEs, Wuhan Zhibo has the exclusive right to provide, among other things, technical consultation and services to the VIEs and their subsidiaries, and the VIEs and their subsidiaries agree to accept all the consultation and services provided by Wuhan Zhibo. Without Wuhan Zhibo’s prior written consent, the VIEs and their subsidiaries are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Wuhan Zhibo has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. The VIEs and their subsidiaries agree to pay a quarterly service fee to Wuhan Zhibo at an aggregate amount of a certain percentage ranging from 10% to 100% of monthly revenue of the VIEs and their subsidiaries. Unless terminated by Wuhan Zhibo, this agreement will remain effective until the dissolution of the VIEs and their subsidiaries. Without Wuhan Zhibo’s prior written consent, the VIEs and their subsidiaries do not have the right to terminate this exclusive technical consultation and service agreement.

Business Operation Agreement. Under the business operation agreement, each of the VIEs, their subsidiaries and their shareholders confirmed and agreed that, without Wuhan Zhibo’s prior written consent, they shall not make any transaction that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of the VIEs and their subsidiaries, including but not limited to sale or purchase of any assets or rights exceeding RMB50,000, incurrence of any encumbrance on any of their assets, including intellectual property rights, in favor of a third party, amendment of their articles of association or business scope, or change of their normal operation procedures. The VIEs, their subsidiaries and their shareholders shall accept and execute opinions and instructions of Wuhan Zhibo in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of the VIEs shall elect or appoint the candidates recommended by Wuhan Zhibo as the VIEs’ respective directors and supervisors, and procure the appointment of the VIEs’ respective chairman of the board and senior management pursuant to Wuhan Zhibo’s designation. The agreement also provides that if any of the agreements among Wuhan Zhibo, the VIEs and their subsidiaries is terminated, Wuhan Zhibo is entitled to terminate all of the other agreements among itself, the VIEs and their subsidiaries. This agreement will remain binding until dissolution of the VIEs and all the subsidiaries of the VIEs.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Wuhan Zhibo, the shareholders of the VIEs and the VIEs, the shareholders of the VIEs pledged all of their respective equity interests in the VIEs to Wuhan Zhibo as security for performance of the obligations of the VIEs and their shareholders under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement. The shareholders of the VIEs shall instruct respective VIEs not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Wuhan Zhibo may exercise the right to enforce the pledges after giving a notice of default to the shareholders of the VIEs. Wuhan Zhibo may assign any and all of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of the VIEs and their successors.

Option Agreement. Pursuant to the option agreement among Wuhan Zhibo, the shareholders of the VIEs and the VIEs, each of the shareholders irrevocably granted Wuhan Zhibo a right to purchase, or designate a third party to purchase, equity interests in the VIEs then held by each shareholder at once or at multiple times at any time in part or in whole at Wuhan Zhibo’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIEs shall promptly surrender all considerations they received from the exercise of the options to Wuhan Zhibo or the designated third party free of charge. Without Wuhan Zhibo’s prior written consent, the shareholders of the VIEs shall not, individually or collectively, make or procure the VIEs to make in any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of the VIEs. Without Wuhan Zhibo’s prior written consent, the VIEs shall not enter into any contract exceeding RMB50,000, except the contracts in the ordinary course of the business. The VIEs shall not be dissolved or liquidated without prior written consent by Wuhan Zhibo. The shareholders of the VIEs waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of the VIEs to Wuhan Zhibo as instructed.

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of the VIEs, the shareholders of the VIEs each irrevocably authorized Wuhan Zhibo to act on their respective behalf as exclusive agent and attorney with respect to all rights of shareholders concerning all equity interests held by each of them in the VIEs, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on their behalf, exercise all the shareholder’s rights according to laws and regulations and the VIEs’ articles of association (including but not limited to voting rights and the sale transfer, pledge or dispose of all equity interests held in part or in whole) and designate and appoint on their respective behalf the president, directors, supervisors, chief executive officer, chief financial officer and other senior management members of the VIEs.

In addition, in case where shareholders have spouses, the spouses of the shareholders of the VIEs also executed spousal consent letters to confirm that the equity interests of the VIEs are the own property of the shareholders and shall not constitute the jointly possessed property of the couples, and irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIEs held by the shareholders.

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

License	Entity Holding the License	Status
Value-added telecommunications business license (ICP certificate)	Beijing Odysseus Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained

	Beijing Yuanmashijie Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Hubei Fangtang Technology Co., Ltd. (formerly known as Wuhan Fangtang Technology Co., Ltd.) (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Guanshu Culture Development Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Youshi Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Lexueyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Yangfan Changchun Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Hubei Houduan Yuanli Technology Co., Ltd. (formerly known as Wuhan Houduan Yuanli Technology Co., Ltd.) (Subsidiary of a VIE)	Obtained
	Beijing Shangkaotong Online Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Xiangyang Shufan Education Technology Co., Ltd. (formerly known as Shufan Education (Wuhan) Co., Ltd.) (Subsidiary of a VIE)	Obtained
Publication business operating license	Hubei Zhidao Online Education Technology Co., Ltd., or Wuhan Shangde (PRC subsidiary)	Obtained
	Hubei Fangtang Technology Co., Ltd. (formerly known as Wuhan Fangtang Technology Co., Ltd.) (Subsidiary of a VIE)	Obtained
	Wuhan Xiaoyan Technology Co., Ltd. (a non-significant VIE)	Obtained
	Beijing Feibian Education Technology Co., Ltd. (PRC subsidiary)	Obtained
	Chengdu Xin Ketang Culture Transmission Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Hubei Shufan Education Technology Co., Ltd. (formerly known as Shufan Education (Wuhan) Co., Ltd. and Xiangyang Shufan Education Technology Co., Ltd.) (Subsidiary of a VIE)	Obtained
	Wuhan Guanshu Culture Development Co., Ltd. (Subsidiary of a VIE)	Obtained

	Wuhan Youshi Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Lexueyun Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Shangkaotong Online Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Beijing Yangfan Changchun Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Wuhan Yilisu Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Hubei Houduan Yuanli Technology Co., Ltd. (formerly known as Wuhan Houduan Yuanli Technology Co., Ltd.)	Obtained
	Hangzhou Qingxuetang Stationery Co., Ltd. (Subsidiary of a VIE)	Obtained
	Hubei Yuanji Online Technology Co., Ltd. (formerly known as Wuhan Yuanji Online Technology Co., Ltd.) (PRC Subsidiary)	Obtained
	Beijing Yuanmashijie Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
License for the Production and Operation of Radio and Television Program	Chengdu Xin Ketang Culture Transmission Co., Ltd. (Subsidiary of a VIE)	Obtained
Food Business License	Hubei Houduan Yuanli Technology Co., Ltd. (formerly known as Wuhan Houduan Yuanli Technology Co., Ltd.) (Subsidiary of a VIE)	Obtained
Travel Agency License	Beijing Fanghua International Tourism Co., Ltd. (formerly known as Beijing Xiangtutianxia International Tourist Co., Ltd.) (Subsidiary of a VIE)	Obtained
	Beijing Zhiziyuanshui Education Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
Filing for Class II Medical Device Business Operation	Wuhan Yilisu Technology Co., Ltd. (Subsidiary of a VIE)	Obtained
	Hubei Houduan Yuanli Technology Co., Ltd. (Subsidiary of a VIE)	Obtained

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, we and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2023 and 2024, the net amounts of working capital support provided by the VIEs to our PRC subsidiaries were RMB602.9 million and RMB924.6 million . In 2025, the net amounts of working capital support provided by our PRC subsidiaries to the VIEs were RMB148.4 million (US$21.2 million). For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and consolidated financial statements included elsewhere in this annual report.

As of December 31, 2025, Sunlands Technology Group had made cumulative capital contributions of US$200.2 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2023, 2024 and 2025, the VIEs transferred RMB26.8 million, RMB60.1 million and RMB132.6 million (US$19.0 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2023, 2024 and 2025. There were no other assets transferred between us and the VIEs in 2023, 2024 and 2025.

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

On December 5, 2024, Wuhan Shangde declared a cash dividend of RMB100.0 million (US$13.7 million) to its sole shareholder, Wuhan Zhibo, which has been fully paid by December 31, 2024. On March 31, 2025, Wuhan Zhibo declared a cash dividend of RMB19.0 million (US$2.6 million) to its sole shareholder, Sunlands HK, which has been fully paid by April 10, 2025. On July 10, 2025, Wuhan Zhibo declared a cash dividend of RMB19.0 million (US$2.7 million) to its sole shareholder, Sunlands HK, which had been fully paid by July 30, 2025.

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

(3) Certain of our subsidiaries qualify for a 15% preferential income tax rate in China. However, such rate is temporary in nature, and may not be available in a future period. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for the VIEs and other entities for the periods presented.

	For the Year Ended Decrmber 31, 2025
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	824	1,040,265	978,792	—	2,019,881
Inter-company revenues	—	57,871	132,618	—	(190,489)	—
Total costs and operating expenses	(68,915)	(16,316)	(871,985)	(876,608)	190,489	(1,643,335)
Income/(loss) from subsidiaries and VIEs	422,835	383,556	71,703	—	(878,094)	—
Income from non-operations	11,711	4,387	34,092	2,722	—	52,912
Income/(loss) before income tax expenses and loss from equity method investments	365,631	430,322	406,693	104,906	(878,094)	429,458
Income tax expenses	—	(7,487)	(23,137)	(28,673)	—	(59,297)
Loss from equity method investments	—	—	—	(4,530)	—	(4,530)
Net income/(loss)	365,631	422,835	383,556	71,703	(878,094)	365,631
Less: net income attribute to non-controlling interests	—	—	—	—	—	—
Net income/(loss) attributable to Sunlands Technology Group	365,631	422,835	383,556	71,703	(878,094)	365,631

	For the Year Ended December 31, 2024
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	1,559	319,350	1,669,295	—	1,990,204
Inter-company revenues	—	28,308	60,130	266	(88,704)	—
Total costs and operating expenses	(36,499)	(6,609)	(525,516)	(1,212,379)	88,704	(1,692,299)
Income/(loss) from subsidiaries and VIEs	351,181	329,394	445,476	—	(1,126,051)	—
Income from non-operations	27,400	1,335	21,930	8,324	—	58,989
Income/(loss) before income tax expenses and loss from equity method investments	342,082	353,987	321,370	465,506	(1,126,051)	356,894
Income tax expenses	—	(2,806)	8,024	(6,518)	—	(1,300)
Loss from equity method investments	—	—	—	(13,512)	—	(13,512)
Net income/(loss)	342,082	351,181	329,394	445,476	(1,126,051)	342,082
Less: net income attribute to non-controlling interests	—	—	—	—	—	—
Net income/(loss) attributable to Sunlands Technology Group	342,082	351,181	329,394	445,476	(1,126,051)	342,082

	For the Year Ended December 31, 2023
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party net revenues	—	6,526	783,773	1,369,285	—	2,159,584
Inter-company revenues	—	23,017	26,799	87	(49,903)	—
Total costs and operating expenses	(34,462)	(14,496)	(860,016)	(725,620)	49,903	(1,584,691)
Income/(loss) from subsidiaries and VIEs	650,424	633,039	689,578	—	(1,973,041)	—
Income from non-operations	24,868	2,402	12,775	61,143	—	101,188
Income/(loss) before income tax expenses and loss from equity method investments	640,830	650,488	652,909	704,895	(1,973,041)	676,081
Income tax expenses	—	(64)	(19,870)	(5,232)	—	(25,166)
Loss from equity method investments	—	—	—	(10,084)	—	(10,084)
Net income/(loss)	640,830	650,424	633,039	689,579	(1,973,041)	640,831
Less: net income attribute to non-controlling interests	—	—	—	1	—	1
Net income/(loss) attributable to Sunlands Technology Group	640,830	650,424	633,039	689,578	(1,973,041)	640,830

The following tables present the summary balance sheet data for the VIEs and other entities as of the dates presented.

	As of December 31, 2025
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash, cash equivalents, and restricted cash	198,933	164,613	199,936	13,281	—	576,763
Amount due from Group companies	—	663	52,830	112,590	(166,083)	—
Other current assets	11,498	2,796	297,894	28,440	—	340,628
Property and equipment, net	—	9	662,030	139	—	662,178
Investments in subsidiaries and VlEs	705,268	400,196	—	—	(1,105,464)	—
Other non-current assets	37,668	193,148	212,000	24,833	—	467,649
Total assets	953,367	761,425	1,424,690	179,283	(1,271,547)	2,047,218
Liabilities
Deferred revenue	—	53	483,852	101,389	—	585,294
Amount due to Group companies	663	52,830	112,590	—	(166,083)	—
Other current liabilities	7,150	3,274	261,913	102,778	—	375,115
Other non-current liabilities	—	—	141,557	1,185	—	142,742
Deficits of investments in subsidiaries and VIEs	—	—	24,582	—	(24,582)	—
Total liabilities	7,813	56,157	1,024,494	205,352	(190,665)	1,103,151
Non-controlling interest	—	—	—	(1,487)	—	(1,487)
Total Sunlands Technology Group shareholders’ equity/(deficit)	945,554	705,268	400,196	(24,582)	(1,080,882)	945,554
Total liabilities and equity	953,367	761,425	1,424,690	179,283	(1,271,547)	2,047,218

	As of December 31, 2024
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Assets
Cash, cash equivalents, and restricted cash	328,460	31,034	102,792	44,943	—	507,229
Amount due from Group companies	—	1,196	725,896	—	(727,092)	—
Other current assets	19,984	224	304,888	51,988	—	377,084
Property and equipment, net	—	12	555,422	202,781	—	758,215
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	218,964	50,511	—	—	(269,475)	—
Other non-current assets	40,700	189,422	94,320	154,193	—	478,635
Total assets	608,108	272,399	1,783,318	453,905	(996,567)	2,121,163
Liabilities
Deferred revenue	—	105	527,188	389,217	—	916,510
Amount due to Group companies	1,196	52,330	—	673,566	(727,092)	—
Other current liabilities	5,567	1,000	176,164	236,605	—	419,336
Other non-current liabilities	—	—	50,050	135,409	—	185,459
Deficits of investments in subsidiaries and VIEs	—	—	979,405	—	(979,405)	—
Total liabilities	6,763	53,435	1,732,807	1,434,797	(1,706,497)	1,521,305
Non-controlling interest	—	—	—	(1,487)	—	(1,487)
Total Sunlands Technology Group shareholders’ equity/(deficit)	601,345	218,964	50,511	(979,405)	709,930	601,345
Total liabilities and equity	608,108	272,399	1,783,318	453,905	(996,567)	2,121,163

The following tables present the summary cash flow data for the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2025
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(50,635)	(3,121)	378,447	(177,882)	—	146,809
Loan and working capital support within the Group	—	—	(198,400)	—	198,400	—
Capital contribution to a subsidiary	(62,976)	(9,913)	—	—	72,889	—
Cash dividends received from subsidiaries	—	38,000	—	—	(38,000)	—
Other investing activities	2,721	—	(13,277)	(2,179)	—	(12,735)
Net cash (used in)/generated from investing activities	(60,255)	28,087	(211,677)	(2,179)	233,289	(12,735)
Net proceeds from loan and working capital support from entities within the Group	—	50,000	—	148,400	(198,400)	—
Dividends payment to parent companies	—	—	(38,000)	—	38,000	—
Proceeds of capital contribution	—	62,976	9,913	—	(72,889)	—
Other financing activities	(6,168)	—	(41,540)	—	—	(47,708)
Net cash (used in)/generated from financing activities	(6,168)	112,976	(69,627)	148,400	(233,289)	(47,708)

	For the Year Ended December 31, 2024
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(16,630)	23,197	(563,948)	752,900	-	195,519
Loan and working capital support within the Group	-	-	922,307	-	(922,307)	-
Capital contribution to a subsidiary	(143,089)	-	-	-	143,089	-
Other investing activities	(3,212)	(213,505)	(244,989)	102,846	-	(358,860)
Net cash (used in)/generated from investing activities	(146,301)	(213,505)	677,318	102,846	(779,218)	(358,860)
Net proceeds from loan and working capital support from entities within the Group	-	2,330	-	(924,637)	922,307	-
Proceeds of capital contribution	-	143,089	-	-	(143,089)	-
Other financing activities	(10,949)	-	(101,779)	-	-	(112,728)
Net cash (used in)/generated from financing activities	(10,949)	145,419	(101,779)	(924,637)	779,218	(112,728)

	For the Year Ended December 31, 2023
	The Company	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/generated from operating activities	(66,321)	95,950	(481,352)	592,521	—	140,798
Loan and working capital support within the Group	33,559	—	552,864	—	(586,423)	—
Other investing activities	(1,958)	—	(41,822)	(28,038)	—	(71,818)
Net cash generated from/(used in) investing activities	31,601	—	511,042	(28,038)	(586,423)	(71,818)
Net proceeds from loan and working capital support from entities within the Group	—	16,441	—	(602,864)	586,423	—
Other financing activities	(36,004)	—	(38,654)	—	—	(74,658)
Net cash (used in)/generated from financing activities	(36,004)	16,441	(38,654)	(602,864)	586,423	(74,658)

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

Risks Related to Doing Business in China

•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and if required, we cannot predict whether or for how long the Group will be able to obtain such approval or complete such filing or other requirements. For details, please see page 41 and 42.
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the Group’s business and operations. For details, please see page 42.
•
Evolution of the PRC legal system, including changes in policies, laws and regulations in China, could adversely affect the Group. The enforcement of laws and rules and regulations in China may change quickly, which could result in a material adverse change in the Group’s operations and the value of the ADSs. For details, please see page 42 and 43.
•
The PRC government’s significant oversight over the Group’s business operation in China could result in a material adverse change in the Group’s operations in China and the value of the ADSs. The Chinese government may intervene or influence the Group’s operations in China at any time, or may exert more regulation over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For details, please see pages 43.
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against the Group or the Group’s management named in the annual report based on foreign laws. For details, please see page 43.
•
We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of these subsidiaries in the PRC, including Hong Kong, to make payments to us could have a material and adverse effect on our ability to conduct the Group’s business. For details, please see pages 43 to 44. Also see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” on page 17 for more information.
•
The PCAOB had previously been unable to inspect our auditor in relation to their audit work performed for the Group’s financial statements, and any future inability to do so would deprive our investors of the benefits of such inspections. For details, please see page 48 and 49.
•
The ADSs will be delisted and the ADSs and shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. For details, please see pages 49.

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

The Group’s net revenues were RMB2,159.6 million, RMB1,990.2 million and RMB2,019.9 million (US$288.8 million), respectively, in 2023, 2024 and 2025. During the same periods, the Group’s gross billings were RMB1,504.6 million, RMB1,555.4 million and RMB1,467.4 million (US$209.8 million), respectively, and the Group’s new student enrollments were 616,341, 674,649 and 579,788, respectively. The Group is seeking to offer a broader range of courses, foster a more social and entertaining learning experience, and use cutting-edge technologies to improve students’ learning experience and outcomes. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that they will achieve the anticipated results or that the Group’s gross billings and new student enrollments will not decline in the future due to the risks and uncertainties discussed in this “Item 3. Key Information—3.D. Risk Factors.” If the Group is not able to achieve growth in the Group’s gross billings and new student enrollments effectively, or at all, the Group’s business and prospects may be materially and adversely affected.

The Group is subject to the uncertainty to continue to achieve profitability in the future.

The Group had net income of RMB640.8 million, RMB342.1 million and RMB365.6 million (US$52.3 million) in 2023, 2024 and 2025, respectively. Historically, the Group had recorded net losses. We cannot assure you that the Group will be able to continue to generate net profits in the future.

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

The Group relies on its sales and marketing efforts to increase student enrollments. The Group’s sales and marketing expenses primarily include expenses incurred in relation to sales and marketing personnel and marketing spending. The Group incurred approximately RMB1,142.2 million, RMB1,216.9 million and RMB1,137.6 million (US$162.7 million), respectively, in sales and marketing expenses in 2023, 2024 and 2025.

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

Certain of our subsidiaries and the VIEs through which the Group operates its online education business, currently do not hold a private school operating permit, and the Group may be subject to risks of administrative sanctions due to the lack of such permit.

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

Moreover, the MOE, jointly with certain other PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. Subsequently, on November 11, 2019, MOE issued the Administrative Measures on Filing of Educational Mobile Apps, which requires, among others, that educational mobile app providers shall file their educational mobile apps and that filings of existing educational mobile apps shall be completed before January 31, 2020. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Online and Distance Education.” The educational mobile apps Shangde Jigou and Shangde Zikao had been filed with competent regulatory authority as required under the Opinions on Educational Apps. However, as the Opinions on Educational Apps are relatively new and evolving, and the Group’s business model and practices are continuing to evolve and adapt, we cannot assure you that the Group will be in full compliance with all applicable laws, regulations and rules. Additionally, the Group may face challenges in completing or maintaining required filings for any new educational apps it introduces in the future in a timely manner, or at all. For example, as of the date of this annual report, the filings of certain of our or the VIEs’ educational mobile apps, such as Jixiang Jiaoyu, Shufan Jiaoyu, Zhizi Ketang, Tiantian Bannixue, Lexueyun Ketang and Qingzhou Yun Ketang, have not been completed. If the Group fails to promptly complete such filing and comply with other applicable regulatory requirements, the Group may be blacklisted by the MOE or its local counterparts and prohibited from submitting any filings for six months, or may be subject to fines, regulatory orders to suspend the Group’s operations or other regulatory and disciplinary sanctions.

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

In 2015, the Group launched an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is obligated to repay the loan principal in installments over a period ranging from 3 to 12 months. Under the cooperation agreement between the Group and each credit provider, the Group is obligated to pay the full amount of interest payable under a loan to the credit providers. The Group does not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2023, 2024 and 2025, the Group’s student loan coverage ratio was 1.3%, 1.9% and 1.7%, respectively. For the same periods, the Group made interest payments of RMB1.5 million, RMB1.7 million and RMB1.9 million (US$0.3 million), respectively, to the credit providers. The decrease was mainly due to the students’ preference for lump-sum payment for interest, professional skills and professional certification preparation courses.

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

The Group’s reliance on certain types of course offerings may expose the Group to concentration risks. For example, the Group has historically relied on the Group’s Self-taught Higher Education Examination, or the STE course offerings, to generate revenues. In recent years, the interest, professional skills and professional certification preparation course offerings have contributed to an increasing proportion of the Group’s overall revenues. In 2023, 2024 and 2025, the Group’s interest, professional skills and professional certification preparation courses represented approximately 67.1%, 75.3% and 74.2%, respectively, of the Group’s net revenues, and approximately 98.4%, 99.1% and 99.9%, respectively, of the Group’s gross billings. In addition, the Group’s interest, professional skills and professional certification preparation courses represented approximately 95.0%, 97.6% and 98.1%, respectively, of the Group’s new student enrollments in 2023, 2024 and 2025.

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

In 2023, 2024 and 2025, the Group had made RMB94.2 million, RMB76.3 million and RMB101.6 million (US$14.5 million) of refund payments, respectively, most of which were made pursuant to the Group’s tuition refund policy, see “Item 4. Information on the Company—4.B. Business Overview—Tuition and Fees.” The number of refund requests and the amount of refunds could be affected by a number of factors. These factors include, without limitation to, student dissatisfaction with the Group’s teaching quality and the Group’s course and educational content offerings, privacy concerns relating to the Group’s online platforms, negative publicity regarding the Group or online education in general, the terms and scope of the Group’s refund policy, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online education providers like the Group. See “—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementing Rules.” As part of the Group’s efforts to enhance user experience, from June 2019, the Group amended certain terms of refund policy to facilitate a more flexible and smoother refund process. Any refund payments that the Group may be required to make to the students, as well as the expenses the Group could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect the Group’s gross billings, net revenues, liquidity and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm the Group’s reputation. The Group has experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between the Group and the students, which may significantly harm the Group’s brand name and divert the Group’s attention from operating business.

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

The Group’s management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” We are exempt from the requirement of an attestation report issued by our registered public accounting firm because we are a non-accelerated filer. The Group will endeavor to maintain an effective internal control system, but any failure may cause the Group’s management not be able to conclude that the Group has effective internal control over financial reporting at a reasonable assurance level. To the extent the Group’s independent registered public accounting firm is required to attest to, and report on, the effectiveness of the Group’s internal control over financial reporting in the future, it may not be able to conclude that the Group has effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of the Group’s financial statements and negatively impact the trading price of the ADSs. Furthermore, the Group has incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

We have relied and expect to continue to rely on contractual arrangements with the VIEs, their respective shareholders and their respective subsidiaries to operate the Group’s online education services business in China. These contractual arrangements may not be as effective as direct ownership. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their respective subsidiaries constituted 63.4%, 83.9% and 48.5% of the Group’s total net revenues in 2023, 2024 and 2025, respectively.

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

Mr. Peng Ou, our founder and the chairman of our board of directors, owns approximately 65.7% of our voting power and Mr. Tongbo Liu, our director and our Chief Executive Officer, owns approximately 11.7% of our voting power as of the date of this annual report. In addition, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees collectively beneficially own approximately 8.2% of our issued and outstanding Class A ordinary shares and 96.2% of our issued and outstanding Class C ordinary shares, which constitute approximately 77.6% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. See “—Risks Related to the ADSs—Our triple-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” As a result, Mr. Peng Ou, Mr. Tongbo Liu and certain of our senior management and employees have significant influence over the Group’s business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

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

In addition, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment,

effective January 2, 2025, which restricts or requires notification of certain investments by U.S. persons in Chinese entities involved in semiconductors, quantum technologies, and artificial intelligence. Although we believe we are not currently subject to these restrictions, future developments in our business or changes in law may result in such designation, which may materially and adversely affect our ability to raise capital. On February 21, 2025, the United States President Donald Trump issued a National Security Presidential Memorandum titled the America First Investment Policy (the “America First Investment Policy”) to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) review the variable interest entity and subsidiary structures used by “foreign-adversary companies” to trade on United States exchanges, as well as allegations of fraudulent behavior by these companies, to protect United States investors. More recently, in May 2025, top Republican officers in the United States have asked SEC to consider whether Chinese companies listed on the U.S. stock exchange should be delisted for failing to protect U.S. investors. We face risks of losing deposits in the event of the closure or systematic failures of banks and if banks or financial institutions close or fail due to issues such as bankruptcy, fraud, or insolvency. These failures can destabilize the financial system and harm the wider economy as a whole. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term.

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

For details about the applicable regulations and rules relating to such cash transfers through our Group, see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” and “—Governmental regulation of currency conversion may limit the Group’s ability to utilize the Group’s net revenues effectively and affect the value of your investment.”

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

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we are required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

The PCAOB had previously been unable to inspect our auditor in relation to their audit work performed for the Group's financial statements, and any future inability to do so would deprive investors of the benefits of such inspections.

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

Notwithstanding the foregoing, the past lack of the PCAOB inspections in mainland China prevented the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, which made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that were subject to the PCAOB inspections. Any future lack of the PCAOB inspections in mainland China would prevent the PCAOB from fully evaluating audits and quality control procedures of our auditor, as a result of which the Group and investors will be deprived of the benefits of such PCAOB inspections, which could cause investors to lose confidence in our audit procedures and the quality of the Group’s financial statements.

The ADSs will be delisted and the ADSs and shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years.

The HFCAA was signed into law on December 18, 2020. Under the HFCAA, as amended by the Consolidated Appropriations Act of 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to complete PCAOB inspection or investigation for two consecutive years, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 2, 2021, the SEC adopted final amendments implementing the HFCAA, which include requirements to disclose the auditor's name and location, the percentage of shares owned by governmental entities, whether any governmental entity has a controlling financial interest in the issuer, the name of each Chinese Communist Party official who is a member of the issuer's board of directors, and whether the issuer's articles of incorporation contain any charter of the Chinese Communist Party.

On December 16, 2021, the PCAOB issued a determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. We were consequently identified as a Commission-identified issuer under the HFCAA. On December 15, 2022, the PCAOB vacated that determination after securing complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong for the first time in history. As a result, we were removed from the Commission-identified issuer list and are not currently at risk of a trading prohibition under the HFCAA. As of the date of this annual report, there are no PCAOB determinations in effect with respect to auditors headquartered in mainland China or Hong Kong.

Notwithstanding the foregoing, the PCAOB conducts annual assessments of whether it continues to have complete access. Should PRC authorities obstruct or otherwise fail to facilitate the PCAOB's access at any point in the future, the PCAOB may immediately consider issuing a new determination, which could result in our being re-identified as a Commission-identified issuer and, if the determination remains in effect for two consecutive years, subject our ADSs to a trading prohibition under the HFCAA. Whether complete access will be maintained is subject to uncertainty and depends on factors outside our and our auditor's control, including the state of U.S.-China relations and the continued cooperation of PRC regulatory authorities.The current geopolitical environment introduces additional dimensions of risk. Escalating trade tensions between the United States and China, including sweeping tariff measures and technology-sector restrictions imposed in 2025, have materially increased bilateral regulatory uncertainty. Separately, proposals under consideration in the U.S. Congress in 2025 to dissolve the PCAOB and transfer its functions to the SEC, if enacted, could undermine the existing inspection framework: the PCAOB's status as a non-governmental entity was integral to China's agreement to the 2022 inspection arrangement, and it is uncertain whether PRC authorities would extend the same cooperation to a direct U.S. government agency. Any such structural change, or any deterioration in U.S.-China relations that leads PRC authorities to restrict PCAOB access, could result in our being re-identified as a Commission-identified issuer and, if that determination remains in effect for two consecutive years, subject our ADSs to a trading prohibition under the HFCAA.

Any prohibition on trading in our ADSs would substantially impair shareholders’ ability to buy or sell the ADSs, adversely affect the price of the ADSs, significantly impair our ability to raise capital on acceptable terms, and have a material adverse effect on our business, financial condition and prospects. There is no certainty that we would be able to list the ADSs on a non-U.S. exchange or develop an alternative trading market for our shares outside the United States on a timely basis or at all.

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

Mr. Peng Ou, our founder and chairman of our board of directors, Mr. Tongbo Liu, our chief executive officer and director, and certain of our current and prior senior management and employees collectively beneficially own all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constitute approximately 49.8% of our total issued and outstanding share capital and 80.0% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report. PV PLUTO LIMITED, an entity wholly owned and controlled by Primavera Capital Fund, beneficially owns all of our issued and outstanding Class B ordinary shares, which constitutes approximately 12.3% of our total issued and outstanding share capital and 13.9% of the aggregate voting power of our total issued and outstanding share capital as of the date of this annual report.

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
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
•
the selective disclosure rules by issuers of material nonpublic information under Regulation FD

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

We believe that we likely were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2025 taxable year, and that there is a risk that we may be a PFIC for the current and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

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

Based on the composition of our income and assets and the value of our assets, including goodwill and other intangible assets, which is based on the market price of the ADSs, we believe that we were likely a PFIC for the 2025 taxable year. In addition, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which has been, and may continue to be, volatile), there is a risk that we may be a PFIC for our current taxable year and possibly future taxable years. If we are or were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In June 2019, Hubei Zhidao Online Education Technology Co., Ltd. (formerly known as “Wuhan Shangde Online Education Technology Co., Ltd.” and “Wuhan Zhidao Online Education Technology Co., Ltd.”), or Wuhan Shangde, our wholly-owned subsidiary, was incorporated in the PRC. It was renamed as Wuhan Zhidao Online Education Technology Co., Ltd. in November 2022 and was further renamed as Hubei Zhidao Online Education Technology Co., Ltd. in August 2025. Wuhan Shangde is wholly owned by Wuhan Zhibo.

In December 2020, Cheerwins Technology Group, or Cheerwins Cayman, our wholly-owned subsidiary, was incorporated in Cayman. In March 2025, Cheerwins Cayman was dissolved.

In January 2021, Cheerwins Online Education HK limited, or Cheerwins HK, our wholly-owned subsidiary, was incorporated in Hong Kong. Cheerwins HK is wholly owned by Cheerwins Cayman and was deregistered in November 2024.

In April 2021, FireSky Investment HK Limited, or FireSky Investment, our wholly-owned subsidiary, was incorporated in Hong Kong.

In June 2021, Wuhan Zhongtudao Technology Co., Ltd, or Wuhan Zhongtudao, our wholly-owned subsidiary, was incorporated in the PRC. Wuhan Zhongtudao is wholly owned by FireSky Investment. In December 2025, Wuhan Zhongtudao was dissolved.

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

In August 2017, Wuhan Zhibo entered into the VIE Contractual Arrangements with Beijing Sunlands and its shareholders. In March 2023, due to the change of shareholders of Beijing Sunlands, Wuhan Zhibo updated the VIE Contractual Arrangements with Beijing Sunlands and its new shareholders. In December 2025, Wuhan Zhibo terminated the contractual arrangements with Beijing Sunlands, its shareholders and its operating subsidiaries, and Beijing Sunlands became a wholly-owned subsidiary of Wuhan Zhibo since then.

In May 2018, Tianjin Alaman entered into the VIE Contractual Arrangements with Tianjin Shangde Online Education Technology Co., Ltd, or Tianjin Shangde, and its shareholders. As part of our efforts to streamline our corporate structure, the VIE Contractual Arrangements between Tianjin Alaman and Tianjin Shangde were terminated in December 2020.

From September 2019 to December 2020, Wuhan Zhibo entered into the VIE Contractual Arrangements with (i) Wuhan Xiaoyan Technology Co., Ltd., or Wuhan Xiaoyan, (ii) Wuhan Jiayan Online Education Technology Co., Ltd., or Wuhan Jiayan, (iii) Beijing Odysseus Education Technology Co., Ltd., or Beijing Odysseus, (iv) Guangzhou Wudawei Education Technology Co., Ltd., or Guangzhou Wudawei, (v) Guangzhou Tianyong Online Education Technology Co., Ltd., or Guangzhou Tianyong, and (vi) Hubei Yuanji Online Technology Co., Ltd. (formerly known as “Wuhan Hadeliang Online Education Technology Co., Ltd.,” “Wuhan Xingui Online Technology Co., Ltd.” and “Wuhan Yuanji Online Technology Co., Ltd.”), or Wuhan Hadeliang, and (vii) Tianjin Shangde, as well as their shareholders. As part of our efforts to streamline our corporate structure, the VIE Contractual Arrangements between Wuhan Zhibo and (i) Wuhan Xiaoyan, (ii) Beijing Odysseus, (iii) Guangzhou Wudawei, (iv) Guangzhou Tianyong, (v) Wuhan Hadeliang, (vi) Wuhan Jiayan and (vii) Tianjin Shangde, as well as their shareholders, were terminated respectively through a series of transactions from April 2021 to October 2023.

From December 2020 to February 2021, Tianjin Alaman entered into the VIE Contractual Arrangements with (i) Hubei Fangtang Technology Co., Ltd. (formerly known as “Wuhan Fangtang Education Technology Co., Ltd.” and “Wuhan Fangtang Technology Co., Ltd.”), or Wuhan Fangtang, (ii) Beijing Zhiziyuanshui Education Technology Co., Ltd., or Beijing Zhiziyuanshui, and (iii) Beijing Feibian Education Technology Co., Ltd., or Beijing Feibian, as well as their shareholders. As part of our efforts to streamline our corporate structure, the VIE Contractual Arrangements between Tianjin Alaman and (i) Wuhan Fangtang, (ii) Beijing Zhiziyuanshui, and (iii) Beijing Feibian, as well as their shareholders, were terminated respectively through a series of transactions from April 2022 to June 2022.

In June 2021, Wuhan Zhongtudao entered into the VIE Contractual Arrangements with Wuhan Xiaoyan and its shareholders. In November 2025, Wuhan Zhongtudao terminated the VIE Contractual Arrangements with Wuhan Xiaoyan and its shareholders. Following such termination and the subsequent dissolution of Wuhan Zhongtudao, in December 2025, Wuhan Zhibo entered into the VIE Contractual Arrangements with Wuhan Xiaoyan and its shareholders.

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

The Group has been successful in addressing the unmet demand of a large, growing market and served approximately 4,940,000 students across China since the Group transitioned to an online education model in 2014. The number of the Group’s students was 1,131,435, 1,067,128 and 979,741, respectively, in 2023, 2024 and 2025. For the same years, the Group’s new student enrollments were 616,341, 674,649 and 579,788, respectively.

Solutions

The Group offers adult online education and adult personal interest learning education through extensive courses and educational content offerings. As of December 31, 2025, the Group offered interest, professional skills and professional certification preparation courses, and degree- or diploma-oriented post-secondary courses.

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

The Group’s net revenues were RMB2,159.6 million, RMB1,990.2 million and RMB2,019.9 million (US$288.8 million), respectively, and the Group’s gross billings were RMB1,504.6 million, RMB1,555.4 million and RMB1,467.4 million (US$209.8 million), respectively, in 2023, 2024 and 2025. The Group recorded net income of RMB640.8 million, RMB342.1 million and RMB365.6 million (US$52.3 million) in 2023, 2024 and 2025. The Group’s deferred revenues were RMB1,113.9 million, RMB916,5 million and RMB585.3 million (US$83.7 million), respectively, as of December 31, 2023, 2024 and 2025.

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

	For the Year Ended December 31,
	2023	2024	2025
Net revenues (RMB in thousands)
Interest, professional skills and professional certification preparation courses	1,449,858	1,498,058	1,499,704
Degree- or diploma-oriented post-secondary courses	534,041	205,578	272,138
Sales of products(1)	144,233	244,901	213,344
Others(2)	31,452	41,667	34,695
Total	2,159,584	1,990,204	2,019,881
Gross billings (RMB in thousands)
Interest, professional skills and professional certification preparation courses	1,481,075	1,541,953	1,466,649
Degree- or diploma-oriented post-secondary courses	23,542	13,414	739
Total	1,504,617	1,555,367	1,467,388
New student enrollments
Interest, professional skills and professional certification preparation courses	585,254	658,690	568,920
Degree- or diploma-oriented post-secondary courses	31,087	15,959	10,868
Total	616,341	674,649	579,788

Note:

(1) Include revenues from sales of products such as printed books and learning materials associated with the courses we offer. Revenues from sales of goods for the year ended December 31, 2023 were previously included in "others" of net revenues for the respective years.

(2) Include commissions received for providing referral services to third-party companies.

Interest, professional skills and professional certification preparation courses

The Group develops interest and professional skills courses that help students cater to their interests and develop professional skills as the Group saw a surging trend in adults undertaking such courses online. As of December 31, 2025, the Group offered professional skills and interest courses such as Wealth Management, Voice Acting, Chinese Painting and Calligraphy. In addition, the Group also offers professional certification preparation courses designed to give students the skills, knowledge and abilities that are commonly required or helpful for a broad range of professions. The employment market is becoming increasingly competitive, motivating workers to enhance their career competitiveness through vocational education. As of December 31, 2025, the professional certification preparation courses covered various industries and professions, including Accounting, Human Resources and Teaching. The Group’s solid foundation and rich resources in course portfolio has enabled the Group to successfully grasp market opportunities and effectively scale up the Group’s offerings.

In recent years, the Group’s course offerings have become more diversified, and the interest, professional skills and professional certification preparation course offerings have contributed to an increasing proportion of the Group’s overall revenues. In 2023, 2024 and 2025, the interest, professional skills and professional certification preparation courses represented approximately 67.1%, 75.3% and 74.2%, respectively, of the Group’s net revenues, and approximately 98.4%, 99.1% and 99.9%, respectively, of the Group’s gross billings. In addition, the interest, professional skills and professional certification preparation courses represented approximately 95.0%, 97.6% and 98.1%, respectively, of the Group’s new student enrollments in 2023, 2024 and 2025. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—To the extent the Group relies on certain types of course offerings to generate revenues, the Group will be subject to concentration risks, including risks resulting from changes in government policies.”

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

Degree- or diploma-oriented post-secondary courses

The degree- or diploma-oriented post-secondary course offerings primarily consist of preparation courses for the STE, a state-administered exam in China for learners pursuing associate diplomas or bachelor’s degrees, and other degree- or diploma-oriented post-secondary courses. As of December 31, 2025, STE courses covered 11 majors, including Administrative Management, Chinese Language and Literature, Accounting, Business Management, Human Resource Management, Law, Public Administration, Computer Information Management, Pre-School Education, Marketing and English. Other degree- or diploma-oriented post-secondary course offerings include preparation courses for the entrance examinations of Master of Business Administration (“MBA”) in China and overseas.

Degree- or diploma-oriented post-secondary courses, especially STE courses, have historically accounted for the largest proportion of the Group’s net revenues, gross billings and new student enrollments. In recent years, the Group’s course offerings have become more diversified. In 2023, 2024 and 2025, degree- or diploma-oriented post-secondary courses represented approximately 24.8%, 10.3% and 13.5%, respectively, of the Group’s net revenues, and approximately 1.6%, 0.9% and 0.1%, respectively, of the Group’s gross billings. In addition, degree- or diploma-oriented post-secondary courses represented approximately 5.0%, 2.4% and 1.9%, respectively, of the Group’s new student enrollments for the years ended December 31, 2023, 2024 and 2025.

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

We believe the live streaming format and highly interactive learning experience makes the Group’s services highly attractive to students. In 2023, 2024 and 2025, the Group’s new student enrollments were 616,341, 674,649 and 579,788, respectively.

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

Students

The Group has a large student base, primarily as a result of the Group’s well-established brand and effective sales and marketing efforts. In 2023, 2024 and 2025, the Group had 1,131,435, 1,067,128 and 979,741 students, respectively, and the Group’s new student enrollments were 616,341, 674,649 and 579,788, respectively.

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

Faculty

The Group maintains a team of full-time faculty dedicated to helping students succeed. As of December 31, 2025, the Group’s faculty primarily consisted of 57 teachers and 18 mentors based in Beijing and Wuhan, China.

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

The Group has built a large, well-trained professional sales and marketing team. As of December 31, 2025, the Group had a total of 1,151 sales and marketing personnel. The Group maintains sales and marketing personnel in major regional markets, such as Beijing, Wuhan, Shenzhen and Guangzhou. The Group’s sales and marketing force adopt sales and marketing strategies customized based on the needs and profile of prospective students in different markets. The Group divides the sales and marketing personnel into different teams, each dedicated to executing marketing strategies in a particular course offering or demographics.

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

The Group maintains a dedicated IT development and support team. As of December 31, 2025, the Group had 115 technology development personnel.

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
•
Installment payment plan. The Group offers an installment payment option that enables eligible students to obtain loans from accredited credit providers in China to finance all or part of their tuition. The credit providers perform credit assessment, approve loan applications, provide the funds and collect delinquent payments. Once a student’s loan application is approved by the credit provider, the tuition will be fully paid to the Group by such credit provider. The Group also partners with credit intermediaries, who connect students with credit providers. Under the loan agreement between the borrowing student and the lending credit provider, the borrowing student is required to repay the loan principal in installments over a period generally ranging from 3 to 12 months. Under the cooperation agreement between the Group and each credit provider, the Group is responsible for making interest payments under a student loan to the lending credit provider. Interest payments and service fees are recorded as a reduction to the total contractual tuition price. The Group generally does not guarantee the payment of the loan principal by the students. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may face risks associated with the installment tuition payment plan the Group offers to its students.” In 2023, 2024 and 2025, the Group’s student loan coverage ratios were 1.3%, 1.9% and 1.7%, respectively. During the same periods, the Group made interest payments of RMB1.5 million, RMB1.7 million and RMB1.9 million (US$0.3 million), respectively, to the credit providers.

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

Intellectual Property

The Group relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect the Group’s intellectual property rights. The Group owns copyrights to the educational content the Group developed in-house. The Group enters into standard employment agreements with teachers, course development staff and other employees which provide that the intellectual property created by them in connection with their employment is the Group’s intellectual property. As of December 31, 2025, the Group has registered 380 trademarks with the Trademark Office of the PRC State Administration of Industry and Commerce, registered 143 software copyrights with the PRC State Copyright Bureau, and registered 252 domain names.

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

According to the Catalog of Classification of Telecommunication Businesses, or the 2016 MIIT Catalog, which published by MIIT on December 28, 2015 and took effect on March 1, 2016 and were amended on June 6, 2019, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, are classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and most recently amended on December 6, 2024, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, and education, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, web page construction and other services through internet for profit making purpose. Operating the Group’s online platform to provide information and services to students may be classified as commercial ICP services.

In addition to the Telecommunications Regulations and the other regulations set forth above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 14, 2022 and came into effect on August 1, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security. The Group currently, through subsidiaries of the VIEs, holds ICP Licenses.

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

To comply with the above-mentioned foreign ownership restrictions, the Group operates its online platform in China through the VIEs and their subsidiaries, all of the shareholders of the VIEs are PRC domestically funded entities, and the VIEs are controlled by Wuhan Zhibo, our PRC subsidiary, through a series of contractual arrangements. The VIEs hold the domain names, trademarks and facilities necessary for daily operations of the Group’s online platforms in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, the contractual arrangements among Wuhan Zhibo, the VIEs and the VIEs’ shareholders and subsidiaries are valid, binding and enforceable under PRC laws and regulations currently in effect. However, we were further advised by our PRC legal counsel that there are uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

Regulations on Television Program Industry

Television program productions and distribution businesses are mainly regulated by Regulations on Administration of Radio and Television, which came into effect on August 11, 1997 and was last amended on December 6, 2024, and the Administrative Regulations on Production and Operation of Radio and Television Program which came into effect on August 20, 2004 and was last amended on June 3, 2025. Pursuant to these regulations, television programs can only be produced by television stations at the municipal level or above or entities with a License for the Production and Operation of Radio and Television Program. Any entity producing and operating radio and television program without the License for the Production and Operation of Radio and Television Program will be subject to the confiscation of tools, equipment of producing radio and television program and a fine of more than 10 thousand RMB and less than 50 thousand RMB by competent local branch of SAPPRFT.

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

Regulations Relating to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on May 4, 2016, effective as of June 1, 2016 and last amended on March 23, 2021.

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

Pursuant to the PRC Cyber Security Law issued by the Standing Committee of the National People’s Congress, last amended on October 28, 2025 and effective on January 1, 2026, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

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

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which was last amended on March 18, 2025 and effective on May 1, 2025. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The SAT promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements the Group has are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

4.C. Organizational Structure

The following chart illustrates the Group’s organizational structure, including our significant subsidiaries as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries and certain VIE as of the date of this annual report.

———— Equity interest

------------ Contractual arrangements

See “Item 3. Key Information—Contractual Arrangements with Consolidated VIEs and Their Shareholders” for details of the contractual arrangements with the VIEs.

4.D. Property, Plants and Equipment

The Group’s current principal executive offices are located at Building 6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People’s Republic of China. The Group maintains offices in Beijing, China, with an aggregate of approximately 8,583 square meters. These facilities currently accommodate the Group’s management headquarters, as well as the sales and marketing, course and educational content development, and general and administrative activities. The Group also maintains offices in Wuhan, China, with an aggregate of approximately 17,721 square meters, to support part of the Group’s sales and marketing activities. In addition, the Group maintains offices in Guangzhou, China, with an aggregate of approximately 1,880 square meters, to support the sales and marketing activities as well as general and administrative activities.

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

In 2023, 2024 and 2025, the Group’s new student enrollments were 616,341, 674,649 and 579,788, respectively, and the numbers of students were 1,131,435, 1,067,128 and 979,741, respectively. The Group’s new student enrollments remained relatively stable in 2023 and 2024, followed by a decrease in 2025. This trend was primarily attributable to the Group’s disciplined customer acquisition strategies and continued optimization of its business focus. The Group is seeking to offer a broader range of courses, foster a more a social and entertaining learning experience, and use cutting-edge technologies to improve students’ learning experience and outcomes which we believe would help to achieve positive results in the Group’s new student enrollments in the long run. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—If the Group fails to manage its business growth effectively, the success of the Group’s business model will be compromised.”

The Group’s ability to increase the number of students and new student enrollments is primarily driven by factors including the quality of the Group’s education services, the range and attractiveness of the Group’s course offerings, the brand reputation, the ability to convert leads into student enrollments cost-effectively, and the availability of loans from third-party credit providers to students. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group may face risks associated with the installment tuition payment plan the Group offers to its students.” The Group’s ability to attract prospective students in target markets and expand course offerings has a direct impact on maintaining growths in the number of students and new student enrollments, which in turn is subject to several other factors largely beyond the Group’s control, including the perception of the effectiveness of online education as compared to offline, classroom-based courses and the popularity of the degrees, diplomas, certifications, professions, professional skills or interests students are pursuing.

The Group’s pricing is affected by the overall demand, the prices and availability of competing courses, perception of the quality and effectiveness of course offerings, and the income levels that students expect to achieve upon passing the exams that they are pursuing through taking courses.

Ability to maintain an optimal mix of course length

The Group typically receives tuition from students (or third-party credit providers in the case of students taking loans for their tuition) upfront at the time of sale of the Group’s course packages. The tuition the Group collects from a student is initially recorded as deferred revenue and is generally recognized proportionally throughout the duration of the programs that student has enrolled in. For the year ended December 31, 2025, the weighted average service period of the Group’s interest, professional skills and professional certification preparation courses was approximately 4 months, and the weighted average service period of the Group’s degree- or diploma-oriented post-secondary courses was approximately 16 months. As of December 31, 2023, 2024 and 2025, the Group’s deferred revenues were RMB1,113.9 million, RMB916.5 million and RMB585.3 million (US$83.7 million), respectively.

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

Sales and marketing expenses have historically represented a substantial portion of the Group’s total operating expenses. In 2023, 2024 and 2025, the Group’s sales and marketing expenses were RMB1,142.2 million, RMB1,216.9 million and RMB1,137.6 million (US$162.7 million), respectively. The decrease in the sales and marketing expenses from 2024 to 2025 was mainly due to the decreases in compensation for sales personnel and the spending on branding and marketing activities focused on interest courses offerings. The Group’s sales and marketing expenses are primarily composed of marketing spending and expenses incurred in relation to sales and marketing personnel. The Group’s ability to lower the sales and marketing expenses as a percentage of gross billings depends on the Group’s ability to improve sales and marketing efficiency and leverage the Group’s existing brand value and word-of-mouth referrals in the sales and marketing efforts. In 2023, 2024 and 2025, the percentage of the Group’s sales and marketing expenses divided by the Group’s gross billings was 75.9%, 78.2% and 77.5%, respectively.

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

Key Components of Results of Operations

Net revenues

The Group derives substantially all net revenues from tuition that the Group charges students for the course packages that they purchase. In 2023, 2024 and 2025, the Group generated net revenues of RMB2,159.6 million, RMB1,990.2 million and RMB2,019.9 million (US$288.8 million), respectively.

The Group generally bills students for the entire course tuition upfront at the time of sale of the course packages. The tuition the Group collects from a student is initially recorded as deferred revenue and is generally recognized proportionally over a weighted average service period of 4 months for the interest, professional skills and professional certification preparation courses and a weighted average service period of 16 months for the degree- or diploma-oriented post-secondary courses for the year ended December 31, 2025. As of December 31, 2023, 2024 and 2025, the Group had deferred revenue of RMB1,113.9 million, RMB916.5 million and RMB585.3 million (US$83.7 million), respectively. For a reconciliation of the Group’s gross billings and net revenues, see “—Non-GAAP Financial Measures.”

The following table sets forth a breakdown of the Group’s total net revenues for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest, professional skills and professional certification preparation courses	1,449,858	67.1	1,498,058	75.3	1,499,704	214,455	74.2
Degree- or diploma-oriented post-secondary courses	534,041	24.8	205,578	10.3	272,138	38,915	13.5
Sales of products(1)	144,233	6.7	244,901	12.3	213,344	30,508	10.6
Others(2)	31,452	1.4	41,667	2.1	34,695	4,961	1.7
Total net revenues	2,159,584	100.0	1,990,204	100.0	2,019,881	288,839	100.0

Note:

(1) Include revenues from sales of products such as printed books and learning materials associated with the courses we offer. Revenues from sales of goods for the year ended December 31, 2023 were previously included in "others" of net revenues for the respective years.

(2) Include commissions received for providing referral services to third-party companies.

Cost of revenues

The Group recorded cost of revenues of RMB265.5 million, RMB317.6 million and RMB264.4 million (US$37.8 million) in 2023, 2024 and 2025, respectively. Salaries and benefits paid to teachers and mentors accounted for a primary portion of cost of revenues. In 2023, 2024 and 2025, salaries and benefits paid to teachers and mentors that the Group recorded as cost of revenues were RMB91.4 million, RMB62.1 million and RMB52.9 million (US$7.6 million), respectively, accounting for 34.4%, 19.6% and 20.0%, respectively, of the cost of revenues for the same periods. The cost of revenues also included cost of printed books and learning materials, service fees paid to educational institutions, cooperation costs, related rental expenses, server management costs, bandwidth costs, payment processing costs, insurance cost, depreciations for property and equipment and amortizations for intangible assets. See “Item 4. Information on the Company—4.B. Business Overview—Tuition and Fees.”

Operating expenses

The following table sets forth the Group’s operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing	1,142,154	86.6	1,216,912	88.5	1,137,631	162,679	86.8
General and administrative	143,286	10.9	132,809	9.7	143,796	20,563	11.0
Product development	33,723	2.5	25,008	1.8	29,553	4,226	2.2
Total operating expenses	1,319,163	100.0	1,374,729	100.0	1,310,980	187,468	100.0

Sales and marketing expenses

The following table sets forth a breakdown of the Group’s sales and marketing expenses, in absolute amounts and as percentages of total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Expenses incurred in relation to sales and marketing personnel	518,040	45.4	548,630	45.1	519,654	74,310	45.7
Marketing spending	590,565	51.7	611,610	50.3	564,351	80,701	49.6
Rentals and related expenses	5,158	0.5	13,699	1.1	14,617	2,090	1.3
Others	28,391	2.4	42,973	3.5	39,009	5,578	3.4
Total sales and marketing expenses	1,142,154	100.0	1,216,912	100.0	1,137,631	162,679	100.0

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	2,159,584	1,990,204	2,019,881	288,839
Cost of revenues	(265,528)	(317,570)	(264,424)	(37,812)
Gross profit	1,894,056	1,672,634	1,755,457	251,027
Operating expenses
Sales and marketing expenses	(1,142,154)	(1,216,912)	(1,137,631)	(162,679)
Product development expenses	(33,723)	(25,008)	(29,553)	(4,226)
General and administrative expenses	(143,286)	(132,809)	(143,796)	(20,563)
Impairment loss on long-lived assets(1)	—	—	(67,931)	(9,714)
Total operating expenses	(1,319,163)	(1,374,729)	(1,378,911)	(197,182)
Income from operations	574,893	297,905	376,546	53,845
Interest income	31,094	38,824	23,643	3,381
Interest expense	(7,657)	(5,293)	(852)	(122)
Other income, net	34,097	26,296	30,121	4,307
Impairment loss on long-term investments	(61)	—	—	—
Gain/(loss) on disposal of subsidiaries	43,715	(838)	—	—
Income before income tax expenses and loss from equity method investments	676,081	356,894	429,458	61,411
Income tax expenses	(25,166)	(1,300)	(59,297)	(8,479)
Loss from equity method investments	(10,084)	(13,512)	(4,530)	(648)
Net income	640,831	342,082	365,631	52,284
Less: Net income attributable to non-controlling interest	1	—	—	—
Net income attributable to Sunlands Technology Group	640,830	342,082	365,631	52,284
Net income per share attributable to ordinary shareholders of Sunlands Technology Group—basic and diluted	92.88	50.12	54.28	7.76
Weighted average shares used in calculating net income per ordinary share— basic and diluted	6,899,456	6,824,824	6,736,373	6,736,373

Note:

(1) The Group has included the impairment loss on long-lived assets within the income from operations as the amount was recognized for a long-lived asset to be held and used. This represents a reclassification from the unaudited full-year 2025 financial results released on March 19, 2026, where the amount was not previously presented within that subtotal. The adjustment is made to comply with the presentation requirements for impairment loss and has no impact on net income.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues

The Group’s net revenues increased by 1.5% from RMB1,990.2 million in 2024 to RMB2,019.9 million (US$288.8 million) in 2025, primarily due to the increase in revenues generated from degree- or diploma-oriented post-secondary courses. This was mainly because the Group gradually resumed providing services for these historical orders, which students had previously requested to suspend but exceeded the maximum allowable suspension period in the contract.

Cost of revenues

The Group’s cost of revenues decreased by 16.7% from RMB317.6 million in 2024 to RMB264.4 million (US$37.8 million) in 2025. The decrease was primarily due to declined cost of revenues from sales of goods such as learning materials and books, and declined cooperation costs.

Gross profit

As a result of the foregoing, the Group’s gross profit increased by 5.0% from RMB1,672.6 million in 2024 to RMB1,755.5 million (US$251.0 million) in 2025, and gross margin increased from 84.0% in 2024 to 86.9% in 2025. The increase was primarily due to the contribution from the resumption of services for suspended historical orders.

Operating expenses

The Group’s operating expenses decreased by 4.6% from RMB1,374.7 million in 2024 to RMB1,311.0 million (US$187.5 million) in 2025.

Sales and marketing expenses

The Group’s sales and marketing expenses decreased by 6.5% from RMB1,216.9 million in 2024 to RMB1,137.6 million (US$162.7 million) in 2025. The decrease was mainly due to the decreases in compensation for sales personnel and the spending on branding and marketing activities focused on interest courses offerings.

General and administrative expenses

The Group’s general and administrative expenses increased by 8.3% from RMB132.8 million in 2024 to RMB143.8 million (US$20.6 million) in 2025, driven primarily by compensation expenses related to the Group’s general and administrative personnel.

Product development expenses

The Group’s product development expenses increased by 18.2% from RMB25.0 million in 2024 to RMB29.6 million (US$4.2 million) in 2025. The increase was primarily due to increased compensation expenses related to headcount expansion of our product development personnel.

Other income, net

Other income, net for 2025 was RMB30.1 million (US$4.3 million), compared with RMB26.3 million in 2024.

Net income

As a result of the foregoing, the Group’s net income for 2025 was RMB365.6 million (US$52.3 million), compared with RMB342.1 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” beginning on page 86 of our Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 25, 2025 (Securities Act File No. 001-38423).

Non-GAAP Financial Measures

We use gross billings, EBITDA and adjusted EBITDA, each a non-GAAP financial measure, in evaluating the Group’s operating results and for financial and operational decision-making purposes.

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

EBITDA is defined as net loss/income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. Adjusted EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, income tax expenses and impairment loss on long-lived assets. We believe that gross billings, EBITDA and adjusted EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their respective most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA and adjusted EBITDA have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings, EBITDA and adjusted EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review the Group’s financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	2,159,584	1,990,204	2,019,881	288,839
Less: other revenues(1)	(176,014)	(287,179)	(248,650)	(35,556)
Add: tax and surcharges	62,352	77,734	75,322	10,771
Add: ending deferred revenue	1,113,923	916,510	585,294	83,696
Add: deferred revenue in connection with disposal of subsidiaries	23,220	3,423	—	—
Add: ending refund liability	143,744	112,342	64,393	9,208
Less: beginning deferred revenue	(1,690,946)	(1,113,923)	(916,510)	(131,059)
Less: beginning refund liability	(133,066)	(143,744)	(112,342)	(16,065)
Less: beginning refund liability in connection with disposal of subsidiaries	1,820	—	—	—
Gross billings (non-GAAP)	1,504,617	1,555,367	1,467,388	209,834

Note:

(1) Include commissions received for providing referral services to third-party companies and revenues from sales of goods such as printed books and learning materials associated with the courses we offer.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net income	640,831	342,082	365,631	52,284
Add: Income tax expenses	25,166	1,300	59,297	8,479
Depreciation and amortization	30,648	29,467	28,792	4,117
Interest expense	7,657	5,293	852	122
Less: Interest income	(31,094)	(38,824)	(23,643)	(3,381)
EBITDA (non-GAAP)	673,208	339,318	430,929	61,621
Add: Impairment loss on long-lived assets	—	—	67,931	9,714
Adjusted EBITDA (non-GAAP)	673,208	339,318	498,860	71,335

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income, corporate or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Singapore

Our subsidiary, Sunlands Online Education Singapore Pte. Ltd is incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The profits earned by such Singapore entity will be taxed at 17%, with 75% of the first SGD$10,000 taxable income and 50% of the next SGD$190,000 taxable income are exempted from income tax.

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

PRC

Our subsidiaries and the VIEs and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or PRC EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, the local tax bureau in Guangdong exempted 40% of the EIT based on the statutory tax rate of 25% for the enterprises located in certain autonomous regions from 2018 to 2035. Besides, from January 1, 2023 to December 31, 2027, subject to certain criteria, the portion of annual taxable income amount of a small profit enterprise shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

The Group’s services are subject to VAT at the rate of 6%, and sales of goods are calculated at 13% on revenue and paid after deducting input VAT on purchases for general-VAT-payer entities in accordance with tax rule, except that certain subsidiaries were subject to a simple VAT collection method at a rate of 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Sunlands Online Education HK Limited. The PRC EIT Law and its implementing regulations provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Sunlands Online Education HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Wuhan Zhibo if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements the Group has are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

For the year ended December 31, 2025, the Group derived revenue primarily from the online education services. Revenues for online education services are recognized on a straight-line basis over the service period from the registration day to the day on which the service period ends.

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

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

The Group financed operations from cash generated from operating activities as well as proceeds from the issuance and sale of our ordinary shares. As of December 31, 2025, the Group had RMB575.7 million (US$82.3 million) in cash and cash equivalents, the majority of which were held by our company, our PRC subsidiaries, the VIEs and the VIEs’ subsidiaries in China. The Group’s cash and cash equivalents consist primarily of bank deposits and are primarily denominated in U.S. dollars and Renminbi. We believe that the Group’s current cash and anticipated cash flow from operations will be sufficient to meet the Group’s anticipated cash needs, including the cash needs for working capital and capital expenditures, for at least the next 12 months. As of December 31, 2025, the Group’s cash and cash equivalents denominated in U.S. dollars and Renminbi amounted to RMB364.0 million (US$52.0 million) and RMB211.2 million (US$30.2 million), respectively. We believe there is no substantial doubt to operate as a going concern, as a result, the accompanying consolidated financial statements have been prepared on a going concern basis, and do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might have been necessary if we were unable to continue as a going concern.

The Group recorded net income of RMB640.8 million, RMB342.1 million and RMB365.6 million (US$52.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group had positive working capital of RMB82.9 million and RMB157.9 million (US$22.6 million) as of December 31, 2024 and 2025, respectively.

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

We did not have any off-balance sheet arrangements as of December 31, 2025.

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

The following table sets forth a summary of the Group’s cash flows for the years indicated:

	For the Year Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	195,519	146,809	20,994
Net cash used in investing activities	(358,860)	(12,735)	(1,821)
Net cash used in financing activities	(112,728)	(47,708)	(6,822)
Effect of exchange rate changes	16,920	(16,832)	(2,408)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(259,149)	69,534	9,943
Cash, cash equivalents and restricted cash at beginning of the year	766,378	507,229	72,533
Cash, cash equivalents and restricted cash at end of the year	507,229	576,763	82,476

For a summary of the Group’s cash flows in 2023, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Cash Flows and Working Capital” beginning on page 90 of our Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 25, 2024 (Securities Act File No. 001-38423).

Operating Activities

Net cash generated from operating activities was RMB146.8 million (US$21.0 million) in 2025. The difference between the Group’s net income of RMB365.6 million (US$52.3 million), after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred revenue of RMB331.2 million (US$47.4 million), (ii) a decrease in accrued expenses and other current liabilities of RMB38.4 million (US$5.5 million), (iii) a decrease in lease liability of RMB6.7 million (US$1.0 million); partially offset by (i) impairment loss on long-lived assets of RMB67.9 million (US$9.7 million), (ii) depreciation and amortization of RMB28.8 million (US$4.1 million), (iii) a decrease in deferred costs of RMB27.8 million (US$4.0 million), (iv) non-cash lease expenses of RMB12.2 million (US$1.7 million), (v) a decrease in prepaid expenses and other current assets of RMB12.4 million (US$1.8 million). Deferred revenue consisted primarily of tuition paid upfront by students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Net cash generated from operating activities was RMB195.5 million in 2024. The difference between the Group’s net income of RMB342.1 million, after netting non-cash reconciliation items, and the net cash used in operating activities was mainly due to (i) a decrease in deferred revenue of RMB194.0 million, (ii) an increase in deferred tax assets of RMB24.7 million, (iii) a decrease in lease liability of RMB19.9 million; partially offset by (i) depreciation and amortization of RMB29.5 million, (ii) non-cash lease expenses of RMB18.1 million, (iii) a decrease in deferred costs of RMB18.1 million, (iv) loss from an equity method investment of RMB13.5 million. Deferred revenue consisted primarily of tuition paid upfront by students at the time of purchase of course packages. Deferred cost consisted primarily of the incremental sales commissions and service fees relating to obtaining of customer contracts which is expected to be recovered and capitalized.

Investing Activities

Net cash used in investing activities was RMB12.7 million (US$1.8 million) in 2025, which was primarily attributable to purchase of short-term investments of RMB1,491.4 million (US$213.3 million) and the payment for long-term investments of RMB84.6 million (US$12.1 million), partially offset by proceeds from maturity of short-term investments of RMB1,553.0 million (US$222.1 million) and proceeds received from disposal of long-term investments of RMB6.9 million (US$1.0 million).

Net cash used in investing activities was RMB358.9 million in 2024, which was primarily attributable to purchase of short-term investments of RMB1,738.7 million and the purchase of long-term investments of RMB235.3 million, partially offset by proceeds from maturity of short-term investments of RMB1,607.1 million.

Financing Activities

Net cash used in financing activities in 2025 was RMB47.7 million (US$6.8 million), which was primarily attributable to repayment of bank debt of RMB61.5 million (US$8.8 million), and partially offset by the proceeds from bank loans of RMB20.0 million (US$2.9 million).

Net cash used in financing activities in 2024 was RMB112.7 million, which was primarily attributable to repayment of bank debt of RMB101.8 million and repurchase Class A ordinary shares of RMB10.9 million.

Material Cash Requirements

The Group’s material cash requirements as of December 31, 2025 and any subsequent interim period primarily include the Group’s operating lease commitments, capital expenditures and working capital requirements.

The Group’s operating lease commitments consist of the commitments under the lease agreements for office premises. The Group leases the office facilities under non-cancelable operating leases with various expiration dates. The majority of the Group’s operating lease commitments are related to our office lease agreements in China.

The following table sets forth the Group’s contractual obligations as of December 31, 2025:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease commitments	190,411	18,319	38,237	38,876	94,979

The Group’s capital expenditures are incurred primarily in connection with purchases of IT infrastructure equipment necessary to support the Group’s operations. The Group’s capital expenditures were RMB6.4 million, RMB0.4 million and RMB0.7 million (US$0.1 million), respectively, for the years ended December 31, 2023, 2024 and 2025. We intend to fund our future working capital requirements and capital expenditures from the Group’s existing cash balance, cash generated from operating activities and funds raised from financing activities.

The Group’s long-term loans represent future maximum commitment relating to the principal amount and interests in connection with two loan agreements dated August 29, 2018 and November 21, 2018 in the aggregate principal amount of RMB260.0 million (US$40.8 million) and one loan agreement dated July 5, 2021 with the principal amount of RMB61.5 million (US$9.7 million). The annual interest rate for the loan agreements dated in 2018 was 1.472% prior to April 15, 2021, 1.25% from April 16, 2021 to August 25, 2023 and 0.7% after August 25, 2023 on top of base rate of one-year interest rate released by the People’s Bank of China. The annual interest rate for the loan agreement dated in 2021 was 1.05% prior to July 1, 2022 and 0.75% after July 1, 2022 on top of base rate of one-year interest rate released by the People’s Bank of China. Under the agreements, the Group is obligated to repay the loans in equal installment every three months with maturity terms ranging from eight years to ten years. The Group repaid RMB38.7 million, RMB101.8 million and RMB41.5 million (US$5.9 million) for the principals of loans during the years ended December 31, 2023, 2024 and 2025, respectively. During the year ended December 31, 2024, the Group has fully repaid outstanding amount under the two loan agreements dated August 29, 2018 and November 21, 2018.

During the year ended December 31, 2025, the Group had fully repaid outstanding loan principals before maturity date for the loan dated July 5, 2021.

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

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The VIEs funded their operations primarily using cash generated from operating and financing activities. In addition, we and the VIEs may, from time to time, lend cash to each other to settle the payment obligations on each other’s behalf to provide temporary working capital support. In 2023 and 2024, the net amounts of working capital support provided by the VIEs to our PRC subsidiaries were RMB602.9 million and RMB924.6 million, respectively. In 2025, the net amounts of working capital support provided by our PRC subsidiaries to the VIEs were RMB148.4 million (US$21.2 million). For more information, see “Item 3. Key Information—Condensed Consolidating Schedule,” and consolidated financial statements included elsewhere in this annual report.

As of December 31, 2025, Sunlands Technology Group had made cumulative capital contributions of US$200.2 million to our PRC subsidiaries through an intermediate holding company. These funds have been used by our PRC subsidiaries for their operations. Our PRC subsidiaries maintained certain personnel for sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

In 2023, 2024 and 2025, the VIEs transferred RMB26.8 million, RMB60.1 million and RMB132.6 million (US$19.0 million) of service fees to our PRC subsidiaries pursuant to the contractual arrangements, respectively. The outstanding balance of service fees owed by the VIEs to our PRC subsidiaries was nil as of each of December 31, 2023, 2024 and 2025. There were no other assets transferred between us and the VIEs in 2023, 2024 and 2025.

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

(3) Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is temporary in nature, and may not be available in a future period. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Estimates.”

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Peng Ou (also known as Jianhong Yin)	48	Founder, Chairman, Director
Tongbo Liu	39	Chief Executive Officer, Director
Jing Gao	41	Vice President, Director
Yang Wang	51	Director
Hangyu Li	43	Finance Director
Zheng Zhao (also known as Ching Chiu)	47	Independent Director
Yingda Song	40	Independent Director

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

Hangyu Li has served as our finance director since August 2017. He has been employed in our company since 2013. Prior to joining us, he served as a financial reporting manager at a pre-IPO company from 2011 to 2012. From 2009 to 2010, Mr. Li served as an internal auditor at Shanghai Pudong Development Bank. From 2005 to 2009, Mr. Li served as a senior auditor at Ernst & Young. Mr. Li received his MBA from Central University of Finance and Economics in 2013 and his bachelor's degree in accounting from Nanjing University in 2005. He is a member of Chinese Institute of Certified Public Accountant (“CICPA”) and a Certified Tax Accountant in China. He also holds CMA (Certified Management Accountant) certificate. Mr. Li is a member of the American Institute of Certified Public Accountants and a member of the State of Washington Certified Public Accountants.

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

6.B. Compensation

Compensation of Directors and Senior Management

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB1.8 million (US$0.3 million) in cash to our executive officers. The payment of compensation to our independent directors for their services rendered for the year ended December 31, 2025 is in a total amount of RMB0.9 million (US$0.1 million), which has been fully paid in cash. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.” We do not set aside any amount to provide pension, retirement or similar benefits.

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

6.D. Employees

The Group had 2,113, 2,071 and 1,567 full-time employees as of December 31, 2023, 2024 and 2025, respectively. The decrease in the number of full-time employees was mainly driven by the strategic contraction of the business. As of December 31, 2025, most of the Group’s employees were in Beijing, Guangzhou and Wuhan.

The following table sets forth the number of the Group’s employees as of December 31, 2025:

Function	Number of Full-Time Employees	Percentages
Academic and administrative faculty(1)	148	9.4%
Sales and marketing staff	874	55.8%
Sales operation	277	17.7%
General and administrative	153	9.8%
Technology development	115	7.3%
Total	1,567	100.0%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

•
each of our directors and executive officers; and
•
each person known to the Group to beneficially own more than 5% of each class of our ordinary shares.

The calculations in the table below are based on 6,696,498 issued and outstanding ordinary shares as of March 31, 2026, comprising (i) 2,538,047 Class A ordinary shares (excluding 5,200 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under our share incentive plans), (ii) 826,389 Class B ordinary shares, and (iii) 3,332,062 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A		Class B		Class C		% of Voting Power
	Number	Percentage	Number	Percentage	Number	Percentage	**
Directors and Executive Officers:†
Peng Ou(1)	111,120	4.4	—	—	2,721,904	81.7	65.7
Tongbo Liu(2)	30,385	1.2	—	—	482,732	14.5	11.7
Jing Gao(3)	60,383	2.4	—	—	—	—	0.1
Yang Wang	—	—	—	—	—	—	—
Hangyu Li	6,231	0.2	—	—	—	—	0.0
Zheng Zhao	—	—	—	—	—	—	—
Yingda Song	—	—	—	—	—	—	—
All directors and executive officers as a group	208,119	8.2	—	—	3,204,636	96.2	77.6
Principal Shareholders:
Affiliates of Orchid Asia(4)	352,776	13.9	—	—	—	—	0.8
PV PLUTO LIMITED(5)	—	—	826,389	100.0	—	—	13.9
Studyvip Online Education Limited(6)	—	—	—	—	2,084,772	62.6	50.1
MARBLE FAITH LIMITED(7)	—	—	—	—	637,132	19.1	15.3
SCuPt Global Limited(8)	—	—	—	—	355,306	10.7	8.5

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

(4) Represents (i) 309,326 Class A ordinary shares directly held by Diamond Tower Investments Limited; and (ii) 43,450 Class A ordinary shares in the form of ADSs beneficially owned Ms. Lam Lai Ming. Diamond Tower Investments Limited is part of Orchid Asia V Group, Limited, an investment complex that focuses on companies in Asia and China in particular. Orchid Asia V Group, Limited is a wholly-owned subsidiary of AREO Holdings Limited. AREO Holdings Limited is wholly owned by Ms. Lam Lai Ming. The business address of Diamond Tower Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, the British Virgin Islands.

(5) Represents 826,389 Class B ordinary shares held of record by PV PLUTO LIMITED, a British Virgin Islands company. The sole shareholder of PV PLUTO LIMITED is Primavera Capital Fund II L.P. The business address of PV PLUTO LIMITED is Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.

(6) Represents 2,084,772 Class C ordinary shares held of record by Studyvip Online Education Limited, a British Virgin Islands company wholly owned by MARBLE FAITH LIMITED. The business address of Studyvip Online Education Limited is Start Chambers, Wickham Cay II, P. O. Box 2221, Road Town, Tortola, the British Virgin Islands.

(7) Represents 637,132 Class C ordinary shares held of record by MARBLE FAITH LIMITED, a British Virgin Islands company ultimately wholly owned by Vistra Trust (Hong Kong) Limited, as trustee of an irrevocable trust constituted under the laws of the British Virgin Islands, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries. The business address of MARBLE FAITH LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, the British Virgin Islands.

(8) Represents 355,306 Class C ordinary shares held of record by SCuPt Global Limited, a British Virgin Islands company wholly owned by TheTwinPeak Limited. The business address of SCuPt Global Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, the British Virgin Islands.

To our knowledge, as of March 31, 2026, 2,122,594 of our Class A ordinary shares were held by one record holder in the United States, which was the Bank of New York Mellon, the depositary of our ADR program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

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

Sale or Other Disposition of ADSs or Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

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

Based on the composition of our income and assets and the value of our assets, including goodwill and other intangible assets, which is based on the market price of the ADSs, we believe that we were likely a PFIC for the 2025 taxable year. In addition, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or ordinary shares, which has been, and may continue to be, volatile), there is a risk that we may be a PFIC for our current taxable year and possibly future taxable years.

If we are or were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

In general, if we are or were a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period for the ADSs or ordinary shares, whichever is shorter, such distributions would be subject to taxation in the same manner.

Alternatively, if we are or were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as

“regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where the ADSs are listed, is a qualified exchange for this purpose. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any Lower-tier PFICs.

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

If we are or were a PFIC for any taxable year during a U.S. Holder’s holding period for ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are or were a PFIC for any taxable year but cease to be a PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances but may require them to recognize gain taxed under the general PFIC rules described above.

We do not intend to provide the information that would otherwise enable U.S. Holders to make a “qualified electing fund election,” which would have resulted in alternate treatment if we are or were a PFIC for any taxable year.

If we are or were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service.

U.S. Holders should consult their tax advisers regarding the determination of whether we are or were a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

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

The Group may also be subject to interest rate risk in relation to the installment payment option that the Group offers to students that enables them to finance all or part of their tuition from loans provided by third-party credit providers. The borrowing student is obligated to repay the loan principal in installments over a period ranging from 3 to 12 months, while the Group is generally obligated to pay the full amount of interest payable to the credit providers at the very beginning of the loan. The Group may be subject to risks associated with an increase in interest rates to the extent that the Group continues to agree to make the interest payments under such loans. In 2023, 2024 and 2025, the Group’s student loan coverage ratio was 1.3%, 1.9% and 1.7%, respectively. For the same periods, the Group made interest payments of RMB1.5 million, RMB1.7 million and RMB1.9 million (US$0.3 million), respectively, to the credit providers.

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

Inflation Risk

Since the Group’s inception, inflation in China has not materially impacted the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were decreases of 0.3% for December 2023, increase of 0.1% for December 2024, and increases of 0.8% for December 2025, respectively. Although the Group has not in the past been materially affected by inflation since the Group’s inception, the Group can provide no assurance that the Group will not be affected in the future by higher rates of inflation in China.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2025, we did not receive any net reimbursement from the Bank of New York Mellon for the expenses incurred in connection with our ADS program.

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

As of December 31, 2025, we had used a portion of the net proceeds received from our initial public offering and the concurrent private placement, which consisted of US$18.1 million for repurchase program, US$200.2 million for capital injection to our wholly-owned subsidiaries in China, and US$9.5 million for special cash dividend.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, the Group’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Financial Controller, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of the Group’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Group’s internal control over financial reporting was effective as of December 31, 2025.

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Services	(in thousands)
Audit Fees(1)	8,246	8,429	7,846	1,092
Tax Fees(2)	64	202	91	13
Total	8,310	8,631	7,937	1,105

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

ITEM 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 6, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months until December 2023. On December 1, 2023, we extended such share repurchase program for another 24 months until December 2025. As of December 31, 2025, we had repurchased an aggregate of 815,399 ADSs for approximately US$4.8 million under this share repurchase program. This share repurchase program was ceased by December 31, 2025. The following table sets forth information about our purchases of outstanding ADSs from April 1, 2025 to December 31, 2025. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 6, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1) (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2) (US$)
April 1, 2025 to April 30, 2025	4,246	5.1604	696,394	11,081,445
May 1, 2025 to May 31, 2025	7,351	5.3715	703,745	11,041,959
June 1,2025 to June 30,2025	8,096	5.9168	711,841	10,994,056
July 1,2025 to July 31,2025	22,526	9.0850	734,367	10,789,406
August 1,2025 to August 31,2025	32,889	8.8618	767,256	10,497,951
September 1,2025 to September 30,2025	15,544	8.2528	782,800	10,369,669
October 1,2025 to October 31,2025	13,435	7.5353	796,235	10,268,433
November 1,2025 to November 30,2025	6,297	5.8544	802,532	10,231,568
December 1,2025 to December 31, 2025	12,867	6.0511	815,399	10,153,709
Total	123,251	7.7050	815,399	10,153,709

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

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G. Corporate Governance

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the New York Stock Exchange that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. To the extent we choose to continue to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they wouldenjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16.H. Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16.J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to our annual report for the fiscal year ended December 31, 2024 on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025 and incorporated herein by reference

ITEM 16.K. CYBERSECURITY

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect the Group’s business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—Privacy concerns could limit the Group’s ability to collect and leverage the Group’s user data and disclosure of user data could adversely impact the Group’s business and reputation.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sunlands Technology Group are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1(3)	The Fourth Amended and Restated Memorandum and Articles of Association, as currently in effect

2.1(1)	Form of Registrant’s Specimen American Depositary Receipt

2.2(1)	Form of Registrant’s Specimen Certificate for Class A Ordinary Shares

2.3(1)	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares

2.4(2)	Description of Registrant’s Securities

4.1(1)	The 2017 Share Incentive Plan

4.2(1)	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant

4.3(1)	Form of Employment Agreement between the Registrant and the executive officers of the Registrant

8.1*	List of principal subsidiaries and VIE of the Registrant

11.1(1)	Code of Business Conduct and Ethics of the Registrant

11.2(5)	Statement of Policy Concerning Trading in Company Securities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1(4)	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

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

(5) Previously filed on Form 20-F. dated April 25, 2025 and incorporated herein by reference.

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sunlands Technology Group

By:	/s/ Tongbo Liu
	Name:	Tongbo Liu
	Title:	Chief Executive Officer

Date: April 24, 2026

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sunlands Technology Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunlands Technology Group and its subsidiaries (the "Company") as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive income, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter-continued

Revenue recognition - Online education services - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The revenues of the Company are primarily derived from service fees that the Company charges participants in advance for its online education services, which accounted for 87.9% of the total net revenues for the year ended December 31, 2025. The Company recognizes the revenues for online education services on a straight-line basis over the service period.

We identified the revenue recognition of online education services as a critical audit matter due to the inherent risk associated with the occurrence of revenue given the significant volume of individually-low-monetary-value revenue transactions generated from online education services. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained.

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
•
Performed procedures to reconcile the cash received and recorded in the payment system with the collection statements from major third-party online payment channels and bank statements.
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

April 24, 2026

We have served as the Company's auditor since 2017.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	507,229	575,740	82,330
Restricted cash	—	1,023	146
Short-term investments	276,029	235,937	33,739
Prepaid expenses and other current assets	96,916	82,566	11,807
Deferred costs, current	4,139	22,125	3,164
Total current assets	884,313	917,391	131,186
Non-current assets
Property and equipment, net	758,215	662,178	94,690
Intangible assets, net	723	250	36
Right-of-use assets	110,154	99,111	14,173
Deferred costs, non-current	56,657	10,643	1,522
Long-term investments (including available-for-sale investments of RMB189,422 and RMB193,148 as of December 31, 2024 and 2025, respectively)	260,083	318,791	45,587
Deferred tax assets	24,699	19,104	2,732
Other non-current assets	26,319	19,750	2,824
Total non-current assets	1,236,850	1,129,827	161,564
TOTAL ASSETS	2,121,163	2,047,218	292,750
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB228,825 and RMB102,424 as of December 31, 2024 and 2025, respectively)	404,865	366,011	52,342
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB281,776 and RMB92,472 as of December 31, 2024 and 2025, respectively)	382,047	384,334	54,959
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB7,780 and RMB354 as of December 31, 2024 and 2025, respectively)	8,317	9,104	1,302
Long-term debt, current portion	6,154	—	—
Total current liabilities	801,383	759,449	108,603
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB107,441 and RMB8,917 as of December 31, 2024 and 2025, respectively)	534,463	200,960	28,737
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB133,994 and RMB1,085 as of December 31, 2024 and 2025, respectively)	137,040	129,564	18,527
Deferred tax liabilities	5,724	5,786	827
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,415 and RMB100 as of December 31, 2024 and 2025, respectively)	7,309	7,392	1,057
Long-term debt, non-current portion	35,386	—	—
Total non-current liabilities	719,922	343,702	49,148
TOTAL LIABILITIES	1,521,305	1,103,151	157,751

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2024 and 2025, respectively; 2,600,779 and 2,538,047 shares outstanding as of December 31, 2024 and 2025, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,294,381	2,287,553	327,116
Accumulated other comprehensive income	136,164	121,570	17,384
Statutory reserves	11,083	22,440	3,209
Accumulated deficit	(1,840,285)	(1,486,011)	(212,497)
Total Sunlands Technology Group shareholders’ equity	601,345	945,554	135,212
Non-controlling interest	(1,487)	(1,487)	(213)
TOTAL SHAREHOLDERS’ EQUITY	599,858	944,067	134,999
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,121,163	2,047,218	292,750

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues	2,159,584	1,990,204	2,019,881	288,839
Cost of revenues	(265,528)	(317,570)	(264,424)	(37,812)
Gross profit	1,894,056	1,672,634	1,755,457	251,027
Operating expenses
Sales and marketing expenses	(1,142,154)	(1,216,912)	(1,137,631)	(162,679)
Product development expenses	(33,723)	(25,008)	(29,553)	(4,226)
General and administrative expenses	(143,286)	(132,809)	(143,796)	(20,563)
Impairment loss on long-lived assets	—	—	(67,931)	(9,714)
Total operating expenses	(1,319,163)	(1,374,729)	(1,378,911)	(197,182)
Income from operations	574,893	297,905	376,546	53,845
Interest income	31,094	38,824	23,643	3,381
Interest expense	(7,657)	(5,293)	(852)	(122)
Other income, net	34,097	26,296	30,121	4,307
Impairment loss on long-term investments	(61)	—	—	—
Gain/(loss) on disposal of subsidiaries	43,715	(838)	—	—
Income before income tax expenses and loss from equity method investments	676,081	356,894	429,458	61,411
Income tax expenses	(25,166)	(1,300)	(59,297)	(8,479)
Loss from equity method investments	(10,084)	(13,512)	(4,530)	(648)
Net income	640,831	342,082	365,631	52,284
Less: Net income attributable to non-controlling interest	1	—	—	—
Net income attributable to Sunlands Technology Group	640,830	342,082	365,631	52,284
Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	92.88	50.12	54.28	7.76
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,899,456	6,824,824	6,736,373	6,736,373

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
Net income	640,831	342,082	365,631	52,284
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	15,391	16,971	(26,279)	(3,758)
Unrealized (loss)/gain on available-for-sale investments, net of tax effect of nil	—	(24,083)	11,685	1,671
Total comprehensive income	656,222	334,970	351,037	50,197
Less: comprehensive income attributable to non-controlling interest	1	—	—	—
Comprehensive income attributable to Sunlands Technology Group	656,221	334,970	351,037	50,197

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Class C Ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Accumulated	Statutory	Total Sunlands Technology Group shareholders’	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	capital	Shares	Amounts	income	deficit	reserves	(deficit)/equity	interest	(deficit)/equity
		RMB		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022 in RMB	2,618,698	1	826,389	—	3,481,353	1	2,309,740	358,618	—	127,885	(2,812,114)	—	(374,487)	(5,364)	(379,851)
Net income for the year	—	—	—	—	—	—	—	—	—	—	640,830	—	640,830	1	640,831
Conversion Class C Ordinary shares to Class A Ordinary shares (Note 13)	149,291	—	—	—	(149,291)	—	—	—	—	—	—	—	—	—	—
Share repurchase (Note 13)	(65,466)	—	—	—	—	—	(4,698)	65,466	—	—	—	—	(4,698)	—	(4,698)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	15,391	—	—	15,391	—	15,391
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	3,876	3,876
Balance as of December 31, 2023 in RMB	2,702,523	1	826,389	—	3,332,062	1	2,305,042	424,084	—	143,276	(2,171,284)	—	277,036	(1,487)	275,549
Net income for the year	—	—	—	—	—	—	—	—	—	—	342,082	—	342,082	—	342,082
Share repurchase (Note 13)	(101,744)	—	—	—	—	—	(10,661)	101,744	—	—	—	—	(10,661)	—	(10,661)
Unrealized (loss) on available-for-sale investments, net of tax effect of nil	—	—	—	—	—	—	—	—	—	(24,083)	—	—	(24,083)	—	(24,083)
Provision for statutory reserves	—	—	—	—	—	—	—	—	—		(11,083)	11,083	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	16,971	—	—	16,971	—	16,971
Balance as of December 31, 2024 in RMB	2,600,779	1	826,389	—	3,332,062	1	2,294,381	525,828	—	136,164	(1,840,285)	11,083	601,345	(1,487)	599,858
Net income for the year	—	—	—	—	—	—	—	—	—	—	365,631	—	365,631	—	365,631
Share repurchase (Note 13)	(62,732)	—	—	—	—	—	(6,828)	62,732	—	—	—	—	(6,828)	—	(6,828)
Unrealized gain on available-for-sale investments, net of tax effect of nil	—	—	—	—	—	—	—	—	—	11,685	—	—	11,685	—	11,685
Provision for statutory reserves	—	—	—	—	—	—	—	—	—		(11,357)	11,357	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(26,279)	—	—	(26,279)	—	(26,279)
Balance as of December 31, 2025 in RMB	2,538,047	1	826,389	—	3,332,062	1	2,287,553	588,560	—	121,570	(1,486,011)	22,440	945,554	(1,487)	944,067
Balance as of December 31, 2025 in USD (Note 2)	2,538,047	—	826,389	—	3,332,062	—	327,116	588,560	—	17,384	(212,497)	3,209	135,212	(213)	134,999

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	640,831	342,082	365,631	52,284
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization	30,648	29,467	28,792	4,117
Non-cash lease expenses	23,652	18,126	12,207	1,746
Gain from early termination of operating leases (Note 17)	(27,176)	(1,310)	(352)	(50)
Gain on disposal of property and equipment	(104)	(18)	(2)	—
Loss from equity method investments	10,084	13,512	4,530	648
Impairment loss on deferred costs	1,400	4,158	217	31
Gain from fair value change of long-term investments	(1,948)	(1,608)	(2,027)	(290)
Impairment loss on long-lived assets	—	—	67,931	9,714
Impairment loss on long-term investments	61	—	—	—
(Gain)/loss from disposal of subsidiaries	(43,715)	838	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(13,114)	5,308	12,366	1,768
Deferred costs	37,278	18,093	27,812	3,977
Right-of-use asset	142,347	8,850	(812)	(116)
Deferred tax assets	26,799	(24,699)	5,595	800
Other non-current assets	3,089	(832)	1,097	157
Accrued expenses and other current liabilities	35,107	(4,828)	(38,417)	(5,494)
Deferred revenue	(553,803)	(193,986)	(331,215)	(47,363)
Lease liabilities	(168,621)	(19,931)	(6,688)	(956)
Deferred tax liabilities	(2,242)	1,982	62	9
Other non-current liabilities	225	315	82	12
Net cash generated from operating activities	140,798	195,519	146,809	20,994
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for long-term investments	(1,958)	(235,255)	(84,572)	(12,094)
Proceeds received from disposal of long-term investments	5,920	1,029	6,917	989
Purchase of short-term investments	(773,250)	(1,738,749)	(1,491,447)	(213,274)
Proceeds from maturity of short-term investments	701,650	1,607,118	1,553,046	222,083
Acquisition of property and equipment	(5,763)	(259)	(213)	(30)
Acquisition of intangible assets	(595)	(147)	(441)	(63)
Proceeds from disposal of property and equipment	118	39	2	—
Disposal of subsidiaries, net of cash received	(317)	(67)	—	—
Repayment of employee loans	2,377	7,431	3,973	568
Net cash used in investing activities	(71,818)	(358,860)	(12,735)	(1,821)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment for cash dividend	(31,254)	—	—	—
Share repurchase	(4,750)	(10,949)	(6,168)	(882)
Proceeds from bank loans	—	—	20,000	2,860
Repayment of bank loans	(38,654)	(101,779)	(61,540)	(8,800)
Net cash used in financing activities	(74,658)	(112,728)	(47,708)	(6,822)
Effect of exchange rate changes	14,652	16,920	(16,832)	(2,408)
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,974	(259,149)	69,534	9,943
Cash, cash equivalents and restricted cash at beginning of the year	757,404	766,378	507,229	72,533
Cash, cash equivalents and restricted cash at end of the year	766,378	507,229	576,763	82,476
Supplemental schedule of non-cash investing activities:
Payables for leasehold improvement and intangible assets	1,108	796	570	82
Supplemental disclosure of cash flow information:
Interest paid	7,780	5,509	1,026	147
Income tax paid(1)	11,225	8,866	23,651	3,382

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	763,800	507,229	575,740	82,330
Restricted cash	2,578	—	1,023	146
Total cash, cash equivalents and restricted cash	766,378	507,229	576,763	82,476

The accompanying notes are an integral part of the consolidated financial statements.

(1)
For the year ended December 31, 2025, income taxes paid amounted to RMB17,263 in Chinese mainland, and RMB6,388 in jurisdictions outside Chinese mainland.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

As of December 31, 2025, details of the Company’s significant subsidiaries and VIE’s subsidiary were as follows:

Name (1)	Date of establishment/ acquisition	Place of establishment	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries:
Sunlands Online Education HK Limited ("Sunlands HK")	October 6, 2015	HongKong	100%	Investment holding
Wuhan Studyvip Online Education Co., Limited ("Wuhan Zhibo")	August 2, 2017	PRC	100%	Provision of technical consultation and services
Hubei Zhidao Online Education Technology Co., Ltd. (2)	June 25, 2019	PRC	100%	Provision of education services
Beijing Yuanchilaxiang Education Technology Co., Ltd. ("Beijing Sunlands")	September 27, 2013	PRC	100%	Provision of education services
Beijing Feibian Education Technology Co., Ltd.	August 6, 2020	PRC	100%	Provision of education services

Variable interest entity ("VIE"):
Beijing Lingding Management Consulting Co., Ltd. ("Beijing Lingding")	November 2, 2021	PRC	N/A*	Provision of technical consultation and services

VIE’s subsidiaries:
Hubei Fangtang Technology Co., Ltd.(3)	September 28, 2020	PRC	N/A*	Provision of education services
Xiangyang Shufan Education Technology Co., Ltd.(4)	February 24, 2022	PRC	N/A*	Provision of education services
Hubei Houduan Yuanli Technology Co., Ltd.	August 4, 2023	PRC	N/A*	Provision of education services

* These entities are consolidated by the Company pursuant to the contractual agreements disclosed below.

(1)
The English names are for identification purpose only.
(2)
Hubei Zhidao Online Education Technology Co., Ltd. was formerly known as Wuhan Zhidao Online Education Technology Co., Ltd.
(3)
Hubei Fangtang Technology Co., Ltd. was formerly known as Wuhan Fangtang Technology Co., Ltd.
(4)
Xiangyang Shufan Education Technology Co., Ltd. was formerly known as Shufan Education Technology (Wuhan) Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

In December 2025, Beijing Sunlands terminated its VIE Contractual Arrangements with Wuhan Zhibo. The shareholders of Beijing Sunlands transferred all of their shares in Beijing Sunlands to Wuhan Zhibo, resulting in Beijing Sunlands becoming a wholly owned subsidiary of Wuhan Zhibo in the same day.

As of December 31, 2025, the Group’s VIE that was material to the Group’s business and operations was Beijing Lingding.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Risks in relation to VIE structure

The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•
VIEs and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is uncertainty as to the outcome of any such legal proceedings.
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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements – continued

The following financial information of the VIEs and their subsidiaries as of December 31, 2024 and 2025 and for each of the three years in the period ended December 31, 2023, 2024 and 2025 was included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances within the Company, its subsidiaries, the VIEs and VIEs' subsidiaries:

	As of December 31,
	2024	2025
	RMB	RMB
Cash, cash equivalents and restricted cash	44,943	13,281
Short-term investments	—	5,001
Prepaid expenses and other current assets	49,279	23,439
Total current assets	96,931	41,721
Property and equipment, net	202,781	139
Right-of-use assets	106,567	1,242
Long-term investments	30,285	22,933
Total non-current assets	356,974	24,972
Total assets	453,905	66,693
Accrued expenses and other current liabilities	228,825	102,424
Deferred revenue, current	281,776	92,472
Lease liabilities, current	7,780	354
Total current liabilities	518,381	195,250
Deferred revenue, non-current	107,441	8,917
Lease liabilities, non-current	133,994	1,085
Other non-current liabilities	1,415	100
Total liabilities	761,231	205,352

As of December 31, 2024 and 2025, the VIEs and VIEs' subsidiaries accounted for an aggregate of 21.4% and 3.3% of the Group's consolidated total assets, respectively, and 40.9% and 18.6% of the Group's consolidated total liabilities, respectively.

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	1,369,285	1,669,295	978,792
Net income	716,487	525,531	255,751
Net cash generated from operating activities	619,233	834,086	6,624
Net cash (used in)/generated from investing activities	(28,038)	102,846	(2,179)
Net cash generated from financing activities	—	—	—

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

in the consolidated statements of changes in shareholders’ (deficit)/equity and the consolidated statements of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, shareholders’ deficit and cash flows from RMB into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Equity securities without readily determinable fair values

The Group elects measurement alternative to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and the fair value in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments except for equity method investments, other current liabilities, and long-term debt. The carrying amount of long-term debt, short-term and long-term held-to-maturity investments approximate their fair value as their interest rates are at the same level of current market yield for comparable debts and deposits. The Group carries its variable rate financial instruments, available-for-sale investments and equity securities with readily determinable fair values in long-term investments at fair value. The carrying amounts of other financial instruments, except for equity securities without readily determinable fair values approximate their fair values due to short-term maturities.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group recognized an impairment loss on its long-lived assets of nil, nil and RMB67,931 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group’s revenue is reported net of discount, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Online education services

For online education services, the Group provides an integrated online education service package to students, including online live streaming audio-video interactive course content, recorded previous live audio-video course content, quiz banks, online chat rooms, and educational contents. The services and goods provided in the package are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming and recorded courses which are not distinct and are not sold standalone. Therefore, the Group's integrated online education services package is accounted for as a single performance obligation. The weighted average service period for interest, professional skills and professional certification preparation courses and degree- or diploma-oriented post-secondary courses was 4 months and 16 months, respectively, for the year ended December 31, 2025.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Advertising expenditure

Advertising expenditure, mainly including search engine marketing and mobile marketing expenses, is expensed when incurred and is included in sales and marketing expenses in the consolidated statements of operations. Advertising expenses were RMB556,088, RMB588,918 and RMB536,446 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Government subsidies received and recorded as other income amounted to RMB6,045 and RMB2,133 and RMB1,484 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The effect of potential issuances of shares for the share options was anti-dilutive, and therefore basic and diluted income per share were the same for the years ended December 31, 2023, 2024 and 2025.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeitures, are recognized over the requisite service period based on a straight-line basis with a corresponding impact reflected in additional paid-in capital.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB147,737 and RMB211,175, which were denominated in RMB at December 31, 2024 and 2025, representing 29.1% and 36.7% of the cash and cash equivalents at December 31, 2024 and 2025, respectively.

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

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.
SIGNIFICANT ACCOUNTING POLICIES - continued

Recently adopted accounting guidance

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid, Income from continuing operations before income tax expense and Income tax expense from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. Beginning January 1, 2025, the Group adopted ASU 2023-09 prospectively.The adoption did not have a material impact on the consolidated financial statements, and the required disclosures are included in Note 18.

Recently issued accounting pronouncements not yet adopted

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2025-10.

3.
SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Variable rate financial instruments(1)	254,459	141,232
Held-to-maturity investments(2)	21,570	94,705
Total	276,029	235,937

(1) Variable rate instruments represent financial products with variable interest rates and unsecured principal but no restriction on withdrawal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

(2) Held-to-maturity investments represent deposits in banks that earn fixed interest rate return only if the Group holds them to maturity.

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Inventory	19,678	17,938
Prepaid and input VAT	25,094	12,693
Deposits(1)	10,224	11,833
Receivables from third-party payment agencies	9,094	10,036
Prepaid expenses(2)	8,140	9,485
Prepaid marketing expenses	3,376	7,028
Other receivables	4,947	4,811
Interest receivables	10,485	4,696
Staff advances	658	959
Others	5,220	3,087
Total	96,916	82,566

(1)
Represented rental deposits and deposits for online marketing activities which all being refundable within one year.

(2)
Represented the prepaid expenses for telecommunications, network, property management fee and software usage fee.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The movements of deferred costs for the years ended December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Beginning balances (current and non-current)	83,047	60,796
Additions	14,267	11,396
Amortizations	(32,360)	(39,207)
Impairments	(4,158)	(217)
Ending balances (current and non-current)	60,796	32,768
Deferred costs	60,796	32,768
-Current portion	4,139	22,125
-Non-current portion	56,657	10,643

6.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Buildings	865,447	865,447
Leasehold and buildings improvement	71,771	71,955
Electronic and office equipment	37,066	36,020
Total cost	974,284	973,422
Less: Accumulated depreciation	(216,069)	(243,313)
Less: Accumulated impairment loss(1)	—	(67,931)
Property and equipment, net	758,215	662,178

(1)
During the year ended December 31, 2025, the Group identified impairment indicator for the building in Guangzhou due to its declining fair value and recognized an impairment loss of RMB67,931. The Group determined the fair value of the building using the significant other observable inputs based on a quoted market price for similar assets or liabilities in active market (Level 2). Please see Note 23.

Depreciation expenses were RMB29,125, RMB28,785 and RMB28,319 for the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.
INTANGIBLE ASSETS, NET

The balance of intangible assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Computer software	8,393	8,393
License	780	780
Less: Accumulated amortization	(8,450)	(8,923)
Intangible assets, net	723	250

Amortization expenses were RMB1,523, RMB682 and RMB473 for the years ended December 31, 2023, 2024 and 2025, respectively.

The intangible assets amortization expenses for each of the following years are as follows:

Amortization
RMB
2026	226
2027	24
Total	250

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.
LONG-TERM INVESTMENTS

	As of December 31,
	2024	2025
	RMB	RMB
Available-for-sale investments(1)	189,422	193,148
Equity method investments(2)	30,285	22,933
Held-to-maturity investments(3)	20,676	71,069
Equity securities with readily determinable fair values(4)	19,700	21,641
Equity securities without readily determinable fair values(5)	—	10,000
Total	260,083	318,791

(1) In October 2024, the Group purchased certain long-term notes issued by financial institutions at a cost of RMB213,505 and classified them as available-for-sale debt securities as they did not meet the criteria of either trading or held-to-maturity investments. The Group accounted for these long-term notes at fair value and recognized unrealized loss of RMB24,083 and unrealized gain of RMB11,685 through other comprehensive (loss)/income for the years ended December 31, 2024 and 2025.

(2) The Group made investments in several limited partnerships and private companies, and accounted for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. The Group reviewed the investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group recorded its shares of loss of RMB10,084, RMB13,512 and RMB4,530 in these investments for the years ended December 31, 2023, 2024 and 2025, respectively. The Group recorded RMB61, nil, and nil in impairment loss for its equity method investments for the years ended December 31, 2023, 2024, and 2025, respectively.

(3) Represented the deposits that earn fixed interest rate return only if the Group holds the securities to maturity and the original maturities of these deposits are greater than twelve months.

(4) Starting from 2022, the Group made investments in several listed companies and accounted for these investments under equity securities with readily determinable fair values. The Group recognized income of RMB1,948, RMB1,608 and RMB2,027 due to the fair value changes for the years ended December 31, 2023, 2024 and 2025, respectively, and such fair value changes were recorded in other income, net in the consolidated statements of operations.

(5) In November 2025, the Group entered into an equity interest investment agreement with a third-party private company.Given the Group does not have the ability to exercise significant influence, and the investment has no readily determinable fair value, the Group accounted for this equity investment using the measurement alternative.

The Group has no investment commitment as of December 31, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.
OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Employee loans(1)	21,717	16,027
Rental deposits(2)	3,773	3,723
Others	829	—
Total	26,319	19,750
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
10.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Salary and welfare payables	137,842	138,669
Refund liability(1)	112,342	64,393
Other tax liabilities(2)	36,739	56,142
Advanced deposits(3)	28,822	30,647
Accrued marketing expenses	40,934	27,462
Accrued service fees(4)	11,188	10,860
Payables to educational institutions(5)	10,683	9,357
Payables for leasehold improvement and intangible assets	796	570
Other payables	25,519	27,911
Total	404,865	366,011

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.
REVENUES AND DEFERRED REVENUE

For the years ended December 31, 2023, 2024 and 2025, all of the Group’s revenues were generated in the PRC, and the disaggregated revenues by types were as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Disaggregation of revenues
Revenue by types:
Gross revenues:
Interest, professional skills and professional certification preparation courses	1,452,563	1,501,175	1,503,292
Degree- or diploma-oriented post-secondary courses	535,061	205,991	272,824
Subtotal Online educational courses	1,987,624	1,707,166	1,776,116
Sales of products(1)	144,503	245,423	213,872
Others	31,511	41,756	34,778
Total revenues	2,163,638	1,994,345	2,024,766
Less: VAT related surcharges	(4,054)	(4,141)	(4,885)
Total net revenues	2,159,584	1,990,204	2,019,881

(1)
Revenues from sales of products for the years ended December 31, 2023 were previously included in other revenues for the respective years.

The movements of the deferred revenue for the years ended December 31, 2024 and 2025 were as follows (1):

	As of December 31,
	2024	2025
	RMB	RMB
Beginning balance (current and non-current)	1,113,923	916,510
Additions	1,583,346	1,515,337
Deductions	(1,780,759)	(1,846,553)
Ending balance (current and non-current)	916,510	585,294
Deferred revenue, current	382,047	384,334
Deferred revenue, non-current	534,463	200,960

(1)
Amounts presented are inclusive of VAT (see VAT in Note 2).

Deferred revenue primarily consists of educational service fees received from customers for which the Group’s revenue recognition criteria have not been met. Deferred revenue balance will be recognized as revenue once the criteria for revenue recognition are met. The current portion of deferred revenue as of January 1, 2024 and January 1, 2025 were substantially all recognized as revenue during the years ended December 31, 2024 and 2025, respectively.

The Group’s remaining performance obligations, representing the amount of the transaction price for which service has not been provided, are included in the deferred revenue account on the consolidated financial statements and the related disclosures. As of December 31, 2025, the deferred revenue balance was RMB585,294, of which RMB384,334 and RMB89,421 will be recognized as revenue over the next 12 and 24 months, respectively, with the remainder of RMB111,539 recognized thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

In July 2021, the Group entered into another loan agreement with a PRC bank to obtain a mortgage bank loan amounting to RMB61,540 for the purchase of Building B in Wuhan. The loan is secured by pledging Building B and will be repaid in equal installment every three months with maturity term of 10 years. The annual interest rate is 1.05% prior to July 1, 2022 and 0.75% after July 1, 2022 on top of base rate of one-year interest rate released by the People's Bank of China. During the year ended December 31, 2025, the Group had fully repaid the outstanding loan principals before maturity dates for the loan relating to the purchase of Building B in Wuhan.

The Group repaid RMB38,654, RMB101,779 and RMB41,540 for the principals of loans during the years ended December 31, 2023, 2024 and 2025, respectively.

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

On August 29, 2018, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$50,000 of its Class A ordinary shares in the form of ADSs over the following 12 months. On November 18, 2019, the Company’s Board of Directors approved the extension of the repurchase program to August 23, 2020. On December 6, 2021, the Company’s Board of Directors approved a share repurchase program under which the Company was authorized to repurchase up to US$15,000 of its Class A ordinary shares in the form of ADSs over the following 24 months. On December 1, 2023, the Company’s Board of Directors approved the extension of the repurchase program to December 5, 2025. In 2023, 2024 and 2025, the Company transferred RMB4,750, RMB10,949 and RMB6,168, respectively, to the designated account for share repurchase. 130,931 ADSs, 203,489 ADSs and 125,464 ADSs (equivalent to 65,466, 101,744 and 62,732 Class A ordinary shares, respectively) were repurchased during the years ended December 31, 2023, 2024 and 2025 at a total consideration of RMB4,698, RMB10,661 and RMB6,828, respectively. The repurchased shares were presented as treasury stock, using the par value method on the consolidated balance sheets as of December 31, 2024 and 2025.

During the years ended December 31, 2023, 2024 and 2025, 149,291, nil and nil Class C ordinary shares were converted into 149,291, nil and nil Class A ordinary shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

As of December 31, 2024 and 2025, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2024	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable rate financial instruments	254,459	—	254,459	—
Long-term investments
Available-for-sale investments	189,422	—	189,422	—
Equity securities with readily determinable fair values	19,700	19,700	—	—
Total	463,581	19,700	443,881	—

		Fair Value Measurement at Reporting Date Using
Description	Fair value as of December 31, 2025	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Variable rate financial instruments	141,232	—	141,232	—
Long-term investments
Available-for-sale investments	193,148	—	193,148	—
Equity securities with readily determinable fair values	21,641	21,641	—	—
Total	356,021	21,641	334,380	—

Measured or disclosed at fair value on a non-recurring basis

The Group measures its property and equipment at fair value on a non-recurring basis annually or whenever events or changes in circumstances indicate that the carrying amount exceeds its fair value. The Group determined the fair value of property and equipment that were subject to impairment using the significant other observable inputs based on a quoted market price for similar assets or liabilities in active market (Level 2).

Long-term investments that are accounted for as equity method investments or using the measurement alternative are reviewed periodically for impairment using fair value measurement. In determining the fair value of these investments when the Group identified impairment indicators, income approach or market approach was used, if applicable, which requires management to use unobservable inputs (Level 3), mainly including the estimates of future cash flows, discount rate, terminal growth rate, selection of comparable companies and multiples and estimated discount for lack of marketability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.
DISPOSAL OF SUBSIDIARIES

The Group disposed certain consolidated entities during each of the year ended December 31, 2023 and 2024. These transactions were not a strategic shift of the business and did not have a material impact on the Group’s business. As such, the disposals did not qualify as discontinued operations. The Group received disposal consideration of nil and nil in 2023 and 2024, respectively and recorded gain of RMB43,715 and loss of RMB838 in disposals of subsidiaries for the years ended December 31, 2023 and 2024, respectively.

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

Options

There was no option activity during the year ended December 31, 2025.

			Weighted- average		Weighted-
		Weighted-	remaining	Aggregated	average
	Number of	average	contractual	intrinsic	grant date
Share options	shares	exercise price	term(years)	value	fair value
		RMB		RMB	RMB
Outstanding, December 31, 2024	31,550	560.95	2.81	—	271.90
Forfeited	—	—	—	—	—
Outstanding, December 31, 2025	31,550	560.95	1.81	—	271.90

The Group did not recognize any share-based compensation expense of share-based awards granted to employees, certain directors and management for the years ended December 31, 2023, 2024 and 2025.

As of December 31, 2025, there were no unrecognized share-based compensation expenses related to share options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.
LEASES

Operating leases

The Group's leases consist of operating leases for office spaces in different cities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. As of December 31, 2025, the Group did not have additional operating leases that have not yet commenced. As of December 31, 2025, the Group had no long-term leases that were classified as a financing lease. Short-term lease cost for the year ended December 31, 2025 was immaterial.

For the years ended December 31, 2024 and 2025, no variable lease cost was recognized in the consolidated financial statements of the Group.

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	26,704	11,062	12,612
Non-cash changes in right-of-use assets from new lease obligations and lease modification:
Operating leases	3,630	1,318	1,444
Weighted average remaining lease term
Operating leases	11.3 years	10.4 years	9.5 years
Weighted average discount rate
Operating leases	7.0%	7.4%	7.3%

In 2023, 2024 and 2025, certain leases for office space were partially terminated before the expiration of the lease term for cost savings. The relevant carrying amount of the right-of-use assets totaling RMB131,726, RMB1,155 and RMB468, in 2023, 2024 and 2025, respectively and the corresponding carrying amount of operating lease liabilities totaling RMB158,902, RMB2,465 and RMB820 in 2023, 2024 and 2025, respectively were derecognized upon the effectiveness of the early termination. The gain of RMB27,176, RMB1,310 and RMB352 from early termination of the operating lease was recognized in the statements of operations for the years ended December 31, 2023, 2024 and 2025, respectively.

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of December 31, 2025:

RMB
2026	18,319
2027	18,802
2028	19,435
2029	19,656
2030	19,220
2031 and thereafter	94,979
Total future lease payments	190,411
Less: Imputed interest	51,743
Total lease liability balance	138,668

Payments under operating leases are expensed on the straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2023, 2024 and 2025, the total rental expenses for all operating leases amounted to RMB407, RMB18,951 and RMB19,528, respectively, and recorded in cost of revenues, selling expenses, research and development expenses and general and administrative expenses on the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES

Cayman Islands

Under current law of Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividends payments are not subject to tax withholding in the Cayman Islands.

Singapore

The Company's subsidiaries, Sunlands Online Education Singapore Pte.Ltd is incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The profits earned by Singapore entities will be taxed at 17%, with 75% of the first SGD$10,000 taxable income and 50% of the next SGD$190,000 taxable income are exempted from income tax.

Hong Kong

The Company’s subsidiaries, Sunlands HK and FireSky Investment HK Limited are located in Hong Kong and are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2023, 2024 and 2025.

China

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are generally subject to a corporate income tax rate of 25%.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to all resident enterprises in China, including foreign invested enterprises.

The local tax bureau in Guangdong exempted 40% of the EIT based on the statutory tax rate of 25% for the enterprises located in certain autonomous regions from 2018 to 2035. Therefore, Qingyuan Qisi Information Technology Consulting Co., Ltd. ("Qingyuan Qisi"), located in the region, enjoyed a preferential income tax rate of 15% in 2025 and will enjoy a rate of 15% from 2026 to 2035.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follows:

	Years ended December 31,
	2023	2024
	RMB	RMB
Income before income tax expenses	676,081	356,894
Income tax expenses computed at applicable tax rates of 25%	169,020	89,224
Non-deductible and super deduction expenses	(18,314)	(4,054)
Effect of tax holidays and tax rate difference	1,255	12,350
Change in valuation allowance	(126,795)	(96,220)
Income tax expenses	25,166	1,300

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES - continued

China - continued

For the year ended December 31, 2025, the Group generated income of RMB417,123 from its Chinese mainland operations and RMB12,335 from its non-Chinese mainland operations, resulting in a total income before tax of RMB429,458. Total income tax expenses amounted to RMB59,297, comprising current tax expenses of RMB51,736 and deferred tax expenses of RMB7,561, were allocated as RMB51,810 in Chinese mainland and RMB7,487 in jurisdictions outside Chinese mainland.

	Years ended December 31,
	2025	Percent
	RMB	%
Income tax expenses computed at applicable tax rates of 25%	107,365	25.0%
Foreign tax effect
Cayman
Statutory tax rate difference between PRC and other jurisdictions	14,301	3.3%
Other Foreign Jurisdictions	(3,731)	-0.9%
Effect of changes in tax laws or rates enacted in the current year	—	—
Effect of cross-border tax laws	—	—
Change in valuation allowance	(59,357)	-13.8%
Nontaxable or nondeductible items
Non-taxable income	—	—
Non-deductible expense	357	0.1%
Changes in unrecognized tax benefits	—	—
Other adjustments
Effect of tax holidays in PRC	(2,310)	-0.5%
PRC withholding taxes	2,672	0.6%
Income tax expenses	59,297	13.8%

If the tax holidays were not available, the Group’s income tax expenses would have been RMB21,967 and RMB61,607 for the years ended December 31, 2023 and 2025, respectively and would have changed to income tax benefit of RMB5,938 for the year ended December 31, 2024. The basic and diluted net income per ordinary share attributable to the Group would have been RMB93.34 and RMB51.18 and RMB53.93, respectively, for the years ended December 31, 2023, 2024 and 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.
INCOME TAXES - continued

China - continued

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Accrued expenses	29,474	7,279
Deferred revenue	24,699	19,104
Net operating loss carry-forwards	389,550	342,506
Total deferred tax assets	443,723	368,889
Less: valuation allowance	(419,024)	(349,785)
Deferred tax assets, net	24,699	19,104
Deferred tax liabilities
Deferred costs	(2,029)	(1,323)
Withholding tax on undistributed earnings	(3,695)	(4,463)
Total deferred tax liabilities	(5,724)	(5,786)

As of December 31, 2025, the Company’ subsidiaries, the VIEs and VIEs’ subsidiaries registered in the PRC have total net operating loss carry forwards of RMB1,377,602, which would expire on various dates through December 31, 2026 to December 31, 2030.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2023, 2024 and 2025.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

During the year ended December 31, 2025, Wuhan Zhibo declared cash dividends of RMB38,000 to its sole shareholder, Sunlands HK and paid RMB1,904 withholding tax when the cash dividends were fully paid to its parent company.

For the years ended December 31, 2024 and 2025, the Group accrued RMB3,695 and RMB2,672 withholding tax expenses associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland. As of December 31, 2024 and 2025, the Group had accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

19.
NET INCOME PER SHARE

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income attributable to Sunlands Technology Group used in basic and diluted net income per share:
Net income attributable to ordinary shareholders	640,830	342,082	365,631
Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net income per share	6,899,456	6,824,824	6,736,373
Net income per share
Basic and diluted	92.88	50.12	54.28

31,550, 31,550 and 31,550 share options were not considered in the computation of diluted net income per share for the years ended December 31, 2023, 2024 and 2025, respectively, as the effect of potential issuances of shares for share options was anti-dilutive.

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

For the years ended December 31, 2023, 2024 and 2025, the Group’s CODM managed the Group’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the Group’s CODM used consolidated net income in the annual budget and forecasting process to measure segment profit or loss, allocated resources and assessed performance. Significant segment expenses were the same as those presented under the cost of revenue and operating expenses in the consolidated statements of operations. Other segment items included in consolidated net income were interest income, interest expense, other income, net and income tax expenses in the accompanying consolidated statements of operations.

The Group primarily operates in the PRC and the majority of the Group’s long-lived assets are located in the PRC.

22.
EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB90,470, RMB85,184 and RMB80,870, for the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB1,652,022 as of December 31, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

24.
SUBSEQUENT EVENTS

On March 23, 2026, the Group entered into an agreement to transfer all of the equity interests in Guangzhou Shangzhi Side Technology Co., Ltd., a subsidiary wholly-owned by the Group, to a third party buyer for total cash consideration of RMB126,000. As of December 31, 2025, the disposed asset group primarily consisted of a building located in Guangzhou and did not meet the criteria to be classified as held for sale and continued to be accounted for as held for use. The Group is currently evaluating the impact of this transaction on its consolidated financial statements.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	328,460	198,933	28,447
Short-term investments	7,299	6,478	926
Prepaid expenses and other current assets	12,685	5,020	718
Total current assets	348,444	210,431	30,091
Non-current assets
Long-term investments	19,700	21,641	3,095
Other non-current assets	21,000	16,027	2,292
Investments in subsidiaries,VIEs and VIEs’subsidiaries	218,964	705,268	100,853
Total non-current assets	259,664	742,936	106,240
TOTAL ASSETS	608,108	953,367	136,331

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	5,567	7,150	1,022
Amounts due to subsidiaries	1,196	663	97
Total current liabilities	6,763	7,813	1,119
TOTAL LIABILITIES	6,763	7,813	1,119

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2024 and 2025, respectively; 2,600,779 and 2,538,047 shares outstanding as of December 31, 2024 and 2025, respectively)	1	1	—
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	—	—	—
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	1	1	—
Treasury stock	—	—	—
Additional paid-in capital	2,294,381	2,287,553	327,116
Statutory reserves	11,083	22,440	3,209
Accumulated other comprehensive income	136,164	121,570	17,384
Accumulated deficit	(1,840,285)	(1,486,011)	(212,497)
TOTAL SHAREHOLDERS’ EQUITY	601,345	945,554	135,212
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	608,108	953,367	136,331

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(Amounts in thousands)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Operating expenses
Sales and marketing expenses	—	—	(37,407)	(5,349)
General and administrative expenses	(34,462)	(36,499)	(31,508)	(4,506)
Total operating expenses	(34,462)	(36,499)	(68,915)	(9,855)
Loss from operations	(34,462)	(36,499)	(68,915)	(9,855)
Interest income	21,985	26,712	10,325	1,476
Other income, net	2,883	688	1,386	198
Loss before income tax expenses	(9,594)	(9,099)	(57,204)	(8,181)
Income tax expenses	—	—	—	—
Income from investment in subsidiaries	650,424	351,181	422,835	60,465
Net income	640,830	342,082	365,631	52,284

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net income	640,830	342,082	365,631	52,284
Other comprehensive income/(loss)
Change in cumulative foreign currency translation adjustments	15,391	16,971	(26,279)	(3,758)
Unrealized loss on available-for-sale investments, net of tax effect of nil	—	(24,083)	11,685	1,671
Total comprehensive income	656,221	334,970	351,037	50,197

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash used in operating activities	(66,321)	(16,630)	(50,635)	(7,241)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	—	(7,299)	—	—
Purchase of long-term investments	(1,958)	(1,074)	(434)	(62)
Capital contribution to a subsidiary	—	(143,089)	(62,976)	(9,005)
Amounts due from subsidiaries	33,559	—	—	—
Repayment of employee loans	—	5,161	3,155	451
Net cash generated from/(used in) investing activities	31,601	(146,301)	(60,255)	(8,616)
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(4,750)	(10,949)	(6,168)	(882)
Payment for cash dividend	(31,254)	—	—	—
Net cash used in financing activities	(36,004)	(10,949)	(6,168)	(882)
Effect of exchange rate changes	58,530	18,350	(12,469)	(1,783)
Net decrease in cash and cash equivalents	(12,194)	(155,530)	(129,527)	(18,522)
Cash and cash equivalents at beginning of the year	496,184	483,990	328,460	46,969
Cash and cash equivalents at end of the year	483,990	328,460	198,933	28,447

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

3.
CONVENIENCE TRANSLATION

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the balance sheet, and the related statement of operations and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.